Form 10-K405/A, Exhibit 13
period 1994-12-31
NEW ENGLAND ELECTRIC SYSTEM; MASSACHUSETTS ELECTRIC CO; NARRAGANSETT ELECTRIC CO; NEW ENGLAND POWER CO
filed 1995-06-22
CIK 71297, 63073, 69659, 71337

                                         [ART WORK APPEARS HERE]




Annual Report 1994









                              [LOGO] NEW ENGLAND ELECTRIC SYSTEM

 In 1994, NEES delivered its sixth consecutive year of superior earnings, and did so in an increasingly competitive environment, with electric rates that were the lowest among major electric utility systems in New England.

[ART WORK APPEARS HERE]


New England Electric System

The NEES subsidiaries include:

Massachusetts Electric Company, The Narragansett Electric Company, and Granite State Electric Company, retail electric companies that provide electricity and related services to 1.3 million customers in 197 communities in Massachusetts, Rhode Island, and New Hampshire;

New England Power Company, a wholesale electric generating company that operates five thermal generating stations, 14 hydroelectric generating stations, a pumped storage station, and approximately 2,400 miles of transmission lines;

New England Electric Resources, Inc., an independent project development and consulting company that seeks investment opportunities in power plant modernization, transmission, and environmental improvement;

New England Electric Transmission Corporation, New England Hydro-Transmission Corporation, and New England Hydro-Transmission Electric Company, Inc., electric transmission companies that developed, own, and operate facilities associated with the high voltage, direct current interconnection between New England and Quebec;

Narragansett Energy Resources Company, a wholesale electric generating company that owns 20 percent of the Ocean State Power generating station in Rhode Island;

New England Energy Incorporated, an oil and gas exploration and development company;

New England Power Service Company, a service company that provides administrative, legal, engineering, and other support to the affiliated NEES subsidiaries.

Financial Highlights

                                              1994        1993
                                              ----        ----

Earnings per average share                   $ 3.07      $ 2.93

Dividends declared per share                 $2.285      $ 2.22

Book value per share-year end                $24.33     $ 23.55

Market price per share-year end             $32-1/8     $39-1/8

Growth in kilowatthour (KWH) sales
  billed to ultimate customers                 1.6%        1.4%

Cost per KWH to ultimate customers (cents)     9.29        9.50


New England Electric System (NEES) is a public utility holding company headquartered in Westborough, Massachusetts. The NEES family of companies, described on the inside page to the left, constitutes the second largest electric utility system in New England. Core business activities are the generation, transmission, distribution, and sale of electric energy and the delivery of related services, including energy efficiency improvements, to residential, commercial, industrial, and municipal customers. Other business activities include independent transmission projects and energy management consultation. The NEES companies are guided by the following commitment: "We pledge to provide our customers the highest possible value by continuously improving electric service, managing costs, and reducing adverse environmental impacts."


Contents

Letter to Shareholders               2

Winning in A Changing Business       4

Improving Our Competitive Position   5

Financial Review                    16

Financial Statements                25

Notes to Financial Statements       30

Report of Management                43

Report of Independent Accountants   43

Shareholder Information             44

System Directors and Officers -
System Subsidiaries                 45


                    Return on Common Equity - 1994

New England Electric System                                12.7%

Median of U.S. Electric Utilities                          11.4%

Median of New England/New York Electric Utilities          11.4%

To Our Fellow Shareholders

  The year 1994 was another good one for the New England Electric System
(NEES).  Among our accomplishments:

Earnings per common share increased to $3.07 compared with $2.93 in 1993.

Return on equity was 12.7 percent, placing us in the top one-third of major electric utility systems in New England and New York for the sixth consecutive year. This is a record unmatched by any other electric utility in the region Our return on equity also places us in the top quartile of major electric utilities across the nation.

Bond ratings for NEES subsidiaries were A+ or higher, reflecting our attention to the balance sheet as well as the income statement.

Your dividend was increased to $2.30 per share in May 1994. Dividend growth over the past five years has exceeded both the regional and national averages for major electric utilities.

Our fossil-fueled power plants set new records for availability and our demand-side management programs continued to provide both profits for shareholders and savings for customers.

  While our region has higher energy costs than much of the nation, NEES has consistently performed with superior efficiency. Our current average retail rate of 9.3 cents per kilowatthour is the lowest among major electric utility systems in New England, and is slightly lower than our average rate of each of the past two years.

  As you know, our share price dropped during 1994, largely as a result of rising interest rates. However, the drop was in line with that experienced by other utilities. Over the past five years, NEES shares have outperformed the average electric utility stock, and our market performance, as measured by market to book ratio, continues to lead the region.

  During the past year, proposals for increased competition have affected the structure, operations, and financial position of the electric utility industry. While competition has been with us in various forms for many years, the Federal Energy Regulatory Commission (FERC) is now developing ground rules for wide-open competition in wholesale electricity markets, and many state commissions, including those that regulate the NEES retail companies, are evaluating proposals for competition within the traditional retail service franchise. NEES's response to these trends has been to adapt quickly to changing market conditions while preserving our focus on business fundamentals: first, the cost and quality of our service; second, the quality of our assets and the length of our financial commitments; third, the environmental impact of our operations; and finally, the fairness of the rules that regulate our operations. This response has allowed us to continue to profit in a rapidly evolving regulatory environment.


[PHOTO OF JOAN BOK     Joan T. Bok,
 APPEARS HERE]         Chairman of the Board

  During 1994, we reached important agreements that reinforce our long-term competitive position. We have signed service extension discount (SED) contracts with 82 percent of our large commercial and industrial customers in Massachusetts and Rhode Island. Through these contracts, customers agree to give us three to five years notice before generating their own electricity or changing electricity suppliers, and in exchange receive a 5 percent base rate discount (see page 17 for details.) An agreement reached in December 1994 with certain state agencies, municipal light departments, and large commercial and industrial customers and approved by the FERC in February 1995 will hold our wholesale subsidiary New England Power's rates at their present level until at least 1997. An agreement with more than a dozen environmental, recreational, and governmental organizations, currently before the FERC for approval, would expedite the relicensing of our hydroelectric generating facilities along the Deerfield River, and has enhanced our reputation for environmental commitment.

  While the next few years are likely to be difficult for our industry, NEES has a track record of prospering in difficult times. We have continuously been one of the quickest to adapt to new public policies and one of the most efficient in making these policies work. This flexibility has helped us receive fair treatment from regulators. We strive to be less costly, more profitable, more agile, and more green than our competitors. We have hard working, hard thinking employees who want to win, who have a record of winning, and who are determined to continue winning. With their support, we believe our consistent and unequivocal commitment to enhancing shareholder value will make NEES a rewarding investment in the future as it has been in the past.

  We thank you for your continued investment and confidence in the New England Electric System.

s/ Joan T. Bok            s/ John W. Rowe
Joan T. Bok               John W. Rowe
Chairman of the Board     President and Chief Executive Officer

February 27, 1995

NEES' Key Financial Goals - 1994 Results

Dividend Growth exceeds
average of electric utilities on
rolling 5-year average.

Return on Equity in top one-third
of major New York and New
England utilities.

Cash Flow coverage of dividend
in top one-third of major electric
utilities.

Investment Quality Auditors'
reports not qualified and bond
ratings A+.

Total Return in top one-third of
major electric utilities on rolling
5-year average.

Achieved goals in blue
Non-achieved goal in gray


John W. Rowe, President      [PHOTO OF JOHN W. ROWE
and Chief Executive Officer   APPEARS HERE]

Winning in a Changing Business

  Unique responsibilities and commensurate rights have shaped the evolution of the electric utility industry. In exchange for exclusive rights to supply electricity within franchise areas, utilities have served all customers under rates set by regulators, projected long-term needs for electricity, and built or purchased power from facilities to meet those long-term needs.
Shareholders have backed these large capital commitments required to build the facilities due to the promise of an opportunity to earn a fair return on their investments.

  Historically, utilities built the generating plants, transmission lines, and distribution systems needed within their service territories. In the early 1980s, however, operators of independent generating plants began to compete with utilities to produce power that could be sold on the "wholesale" market to utilities. The Energy Policy Act of 1992 established a national policy favoring more wholesale competition; this policy has been implemented at both the state and federal levels. As wholesale competition grows and various states consider new forms of competition, transmission and distribution wires are likely to remain closely regulated.

  With the market for electricity and related services becoming more competitive, the operating environment for all electric utilities will become more complex and more risky. A decisive response to these new competitive pressures is essential to maintain our strong financial performance and our regional position as a high-value, low-cost provider of electricity and related services.

  Here are some examples of the steps we have taken to improve our competitive position.

Improving Our Competitive
Position

Customer Focus                  6

Competitive Marketplace         8

Environment                    10

New Rules                      12

A History of Responding
to Challenges                  14

Customer Focus


  We continue to expand the array of energy services we provide directly to our customers. At Dartmouth College in Hanover, N.H., our programs have resulted in energy-efficient lighting in the campus library, athletic facilities, and student cultural center as well as computerized control of heating, ventilation, and air conditioning in one of the science labs. At the college's math and computer science building, we are now implementing a pilot program in which all energy-related equipment and control processes within a single building-not just those involving electricity-are monitored and adjusted to make sure they are performing optimally.

  A view from the customer's side of the meter led to the development of EnergyFIT-integrated services for energy conservation, power quality, cogeneration assessment, and electrotechnology evaluations that are customized to meet the needs of our largest and most energy-intensive business customers. EnergyFIT makes business customers more efficient, productive, and profitable, and helps to strengthen our relationship with them.

  EnergyFIT services encouraged Kopin Corporation, a manufacturer of active matrix liquid crystal displays, to establish a new manufacturing facility in Westborough, Mass.; developed ways for Nyman Mfg. Co. in East Providence, R.I. to produce plastic dinnerware at lower energy cost; and helped a 105-year-old firm, Crown Yarn Dye Co., Inc. in Attleboro, Mass., to continue custom dyeing operations for companies throughout the U.S.


[ONE HALF OF MORTARBOARD PHOTO
 APPEARS HERE]

  In addition to serving existing customers, all of the NEES companies are participating in efforts to attract new businesses to the region. We recognize that many businesses are carefully weighing energy costs before choosing new locations. The Coca-Cola Company chose Northampton, Mass. over two communities served by other electric companies for a bottling plant for its non-carbonated products. Massachusetts Electric created a service package that offered economic development rates and a substantial investment in energy efficiency as part of the pull to attract the plant and the 150 to 250 associated jobs to Northampton. Our success and that of the region are well served by working with customers to get the most for their energy dollars.


[ONE HALF OF MORTARBOARD PHOTO
 APPEARS HERE]





Douglas Smith, senior                 [PHOTO OF DOUGLAS SMITH
technical representative,              APPEARS HERE]
is a member of the
Massachusetts Electric
team that created a
service package to help
attract a Coca-Cola
Company bottling plant
to our service territory.

Competitive Marketplace

  We are increasing our efforts to protect the share of the market that we now serve, increase customer awareness of our new products and services, and develop new business ventures.

  One emerging market in which NEES has already established a strong position is the construction, operation, and/or ownership of transmission facilities outside our service territory. During the 1980s, we managed the construction of the Hydro-Quebec Phase 1 and 2 direct current interconnection, a large project in which most New England utilities participated. In 1994, Nantucket Cable Electric Company, Inc., a new company established by NEES, was selected to design, construct, and maintain a 27-mile-long undersea and underground transmission cable linking the island of Nantucket to mainland Massachusetts. This project is expected to be in operation in early 1997, and will provide Nantucket residents with improved service, more stable electricity costs, and - because it will replace diesel generators now in use on the island - a more environmentally-friendly energy supply.

  To pursue transmission projects worldwide, the NEES subsidiary New
England Electric Resources, Inc. (NEERI) is teaming up with Sweden's ABB Power Systems, one of the world's leading suppliers of transmission equipment and



Paul Stasiuk, senior analyst, evaluates
electrotechnologies in the commercial
food-service industry for the NEES
companies.  Much of his recent work
involves the electric cooking center at
Johnson & Wales University.

[PHOTO OF PAUL STASIUK APPEARS HERE]



[ONE HALF OF LIGHTHOUSE PHOTO
 APPEARS HERE]
services. NEERI will help provide utility managers worldwide with innovative options for developing and financing transmission systems. These ventures will build on our established leadership in large-scale transmission projects.

  Promoting clean and efficient electrotechnologies that replace the use of other energy sources is another way for the NEES companies to be the energy supplier of choice. NEES's three retail subsidiaries joined to sponsor a new cooking center at the world's largest college of culinary arts, Johnson and Wales University in Providence. This cooking center is the focal point for evaluating newly developed electric cooking equipment that incorporates features--such as quick temperature adjustment-preferred by many cooks and readily available in competing gas equipment. Showcased as a "high tech cook-off," the center is set up to enable detailed, side-by-side comparisons of commercial gas and electric cooking equipment. Data are being collected to compare the quality of the finished food, overall labor and energy efficiency, and health benefits of food handling for competing state-of-the-art gas and electric cooking technologies. This electric cooking center provides energy-efficient electrotechnologies for our customer, Johnson and Wales; exposes future chefs to the best electric cooking equipment available; and can help to strengthen the market for our core product.




[ONE HALF OF LIGHTHOUSE PHOTO
 APPEARS HERE]

Environment

  Cost-effective environmental improvement will continue to be a fundamental challenge for electric utilities. Success often requires cooperation among many interested parties. In 1994, we advanced our efforts to secure a 40-year federal license for New England Power's eight hydroelectric dams on the Deerfield River with an agreement among environmentalists, anglers, white water enthusiasts, and state and federal resource agencies. The agreement was designed to expedite licensing and avoid litigation. It is the culmination of more than five years of negotiation and will enhance recreation, fisheries, and conservation in the Deerfield Valley.

  New England Power has made substantial reductions in air emissions a cornerstone of its operational goals. The company remains an industry leader in using innovative emission controls on existing fossil-fueled power plants. Our 1994 emissions, compared with 1990 levels, were 45 percent lower for sulfur dioxide, 23 percent lower for nitrogen oxides, and 11 percent lower for carbon dioxide. In February 1995, we announced a voluntary commitment to reduce greenhouse gas emissions by 20 percent below 1990 levels by the year 2000 as part of President Clinton's Climate Challenge Program. This emissions reduction target is among the most ambitious of the commitments made by participating utilities.


[ONE HALF OF CANOE PHOTO
 APPEARS HERE]

[ONE HALF OF CANOE PHOTO
 APPEARS HERE]


  The Manchester Street Station repowering project, scheduled for completion in late 1995, will use a more efficient and environmentally-friendly gas-fired power generating technology while more than tripling this Rhode Island plant's output to 489 megawatts (MW). The station is located in a densely populated urban area at the head of Narragansett Bay and across the river from Providence's treasured historic district. Our activities are closely coordinated with other major projects that are revitalizing the Providence downtown and waterfront. We have considered the needs of neighbors in every detail of the plant construction and continue to receive their enthusiastic support.

  The NEES companies' efforts to promote more sustainable energy supplies include a planned project to produce energy from biomass fuels such as wood and organic waste. We have also received regulatory approval for energy purchases from seven projects that will provide 36 MW of capacity through wind power, waste heat recovery, and the use of landfill methane and municipal solid waste as fuels.




Paula Hamel, senior
environmental engineer,         [PHOTO OF PAULA HAMEL APPEARS HERE]
works with contractors
and city, state, and
federal agencies to ensure
that Manchester Street
Station repowering activities
meet environmental and
safety requirements.

New Rules

  Since non-utilities were allowed to enter the wholesale generation market, New England Power has relied on all available options to meet its requirements. During that time, two-thirds of New England Power's new net generating capability has come from independent generating sources and Hydro-Quebec. The company is now working on new rules to make wholesale competition more efficient through reform of the New England Power Pool and the creation of a Regional Transmission Group.

  We now face various proposals to permit retail competition. A common feature of nearly all such proposals is that utilities would be required to open both their transmission and distribution systems to competitors and to customers. If this happens, the goal of producing a more efficient electricity market will best be accomplished by ensuring that all users of a utility's wires pay their share of all of the costs committed by utilities to build the present electric system. Along with the Conservation Law Foundation, we have proposed a concept, called by some the "Grand Bargain," to recover these fixed costs through a system access charge.

  As part of this Bargain, the NEES companies would be willing to spin off or sell our transmission system, invest in environmental improvement ahead of new requirements, and continue investments in conservation and renewable energy. The new, independent transmission company would then offer comparable



Masheed Hegi, consulting engineer,
negotiates transmission agreements        [PHOTO OF MASHEED HEGI
between the NEES companies and other       APPEARS HERE]
users and providers of transmission
services. She is currently participating in the effort to develop a New England
Regional Transmission Agreement.



[ONE HALF OF PEN PHOTO
 APPEARS HERE]
transmission access and pricing to all competing power suppliers. This "Grand Bargain" would provide benefits to both customers and shareholders. In the near term, rates could be reduced by lengthening the period over which we recover certain costs. In the long term, rates should also be reduced by increased customer responsibility for generation choices and increased market pressure on suppliers. Shareholders would benefit from clear provisions for the recovery of the cost of past commitments.

  In Massachusetts, the Division of Energy Resources (DOER) recently proposed that when new generating capacity is needed, retail customers with an aggregate load equal to the needed capacity be allowed to bid for access to utility wires. The winning bidders could then choose their electricity supplier. This proposal would provide customer choice and leave NEES its existing revenue base to pay for its past commitments. We support the DOER proposal.

  Other proposals for "retail wheeling" would permit access to utility wires at low cost and force generating prices down to short-run operating costs. In our view, these proposals would deny all utilities the opportunity to recover their past commitments to which we believe they are entitled. If retail competition is permitted, a fair system must permit utilities to charge a fee for access to their transmission and distribution system which will enable them to recover all of their fixed costs.

  In summary, we are exerting all of our efforts to assure that new rules are written under which New England Electric System and other well-run utility systems have an opportunity to succeed in the competitive marketplace.


[ONE HALF OF PEN PHOTO
 APPEARS HERE]

A History of Responding to Challenges

  The 1960s brought about tremendous increases in the demand for electricity, and our wholesale subsidiary expanded its capacity to meet that demand. The 1970s brought about oil embargoes, and we diversified our fuel mix. The late 1970s and early 1980s brought inflation and the high costs associated with the construction of the Seabrook and Millstone 3 nuclear plants; we responded by diversifying our power purchases and by incorporating energy conservation into resource planning. In each of these decades, NEES developed progressive and innovative solutions that allowed us to provide excellent financial results for our shareholders.

  Now, in the 1990s, increased competition is on the minds of executives and shareholders in the electric utility industry. Our proven ability to anticipate change and successfully adapt is increasingly important in meeting today's challenges.

Financial Report

Financial Review               16

Financial Statements

Selected Financial Data        25

Consolidated Income            26

Consolidated Retained
Earnings                       26

Consolidated Balance
Sheets                         27

Cash Flow                      28

Capitalization                 29

Notes to Financial
Statements                     30

Report of Management           43

Report of Independent
Accountants                    43

Shareholder Information        44

Financial Review

[GRAPH APPEARS HERE]

Overview

  Earnings in 1994 were $3.07 per share compared with $2.93 and $2.85 per share in 1993 and 1992, respectively. The return on 1994 common equity was
12.7 percent.

  The improvement in 1994 earnings reflects increased kilowatthour (KWH) sales to ultimate customers, decreased purchased power expense and interest expense, and the amortization of unbilled revenues. In addition, earnings in 1993 were reduced by the one-time effects of an early retirement program and the establishment of additional gas waste reserves. These factors were partially offset by increased operation and maintenance expenses and a temporary rate reduction (see "Retail rate activity" section).

  The increase in 1993 earnings over 1992 was primarily the result of increased KWH sales, reduced interest costs, and lower costs of scheduled overhauls at wholly-owned thermal generating units, partially offset by the combined effects of the one-time items described above.

  KWH sales billed to ultimate customers in 1994 increased by 1.6 percent over 1993, reflecting an improved economy. KWH sales in 1993 increased 1.4 percent over 1992 sales, reflecting more normal weather conditions in 1993 compared with 1992, partially offset by the fact that 1992 included an extra day for leap year. New England Electric System (NEES) retail subsidiaries currently forecast an increase in KWH sales of less than 1 percent in 1995.

  The annual dividend rate was raised by 2.7 percent, or $.06 per share, in May 1994 and is now $2.30 on an annual basis. In 1993, the annual dividend rate was increased by 3.7 percent, or $.08 per share. The market price of NEES common shares at year end 1994 was $32 1/8 per share, compared with $39 1/8 per share and $38 1/2 per share at the end of 1993 and 1992, respectively.

Wholesale rate activity

  In February 1995, the Federal Energy Regulatory Commission (FERC) approved a rate agreement filed by New England Power Company (NEP). Under the agreement, which is effective January 1995, NEP's base rates will be frozen until 1997. Before this rate agreement, NEP's rate structure contained two surcharges which were recovering the costs of a coal conversion project and a portion of NEP's investment in the Seabrook 1 Nuclear Unit (Seabrook 1).
Under the rate agreement, these two surcharges, which were due to expire in mid-1995, will be rolled into base rates. The agreement also provides for the costs resulting from the Manchester Street Station repowering project, which is expected to be completed in late 1995, to be included in rate base, without a rate increase (see "Liquidity and capital resources" section). In addition, the agreement allows NEP to recover approximately $50 million of deferred costs associated with terminated purchased power contracts and postretirement benefits other than pensions (PBOPs) over seven years. The agreement also provides for full current recovery of PBOP costs commencing in 1995. The agreement further provides for the recovery over three years of $27 million of costs related to the dismantling of a retired generating station and the replacement of a turbine rotor at one of NEP's generating units. The agreement also increases NEP's recovery of depreciation expense by approximately $8 million annually to recognize costs associated with the eventual dismantling of its Brayton Point and Salem Harbor generating plants.

  Under the agreement, approximately $15 million of the $38 million in Seabrook 1 costs due to be recovered in 1995 pursuant to a 1988 settlement agreement will be deferred and recovered in 1996. The agreement further allows for deferral of additional purchased power contract termination costs and any increases in nuclear decommissioning payments for recovery in future rates. Yankee Atomic Electric Company, of which NEP is a 30 percent owner, recently announced a new decommissioning cost estimate, which, if approved by the FERC, would increase annual billings to NEP by $11 million, beginning in late 1995 and ending in July 2000.

  The settlement rates provide for approximately $24 million in revenues in 1996 to complete the amortization of pre-1988 Seabrook 1 costs and the costs associated with the cancelled Seabrook 2 nuclear unit. To the extent the settlement rates stay in effect beyond 1996, the agreement provides that these revenues be applied first to accelerate recovery of deferred PBOP costs, and then to additional amortization of NEP's investment in the Millstone 3 nuclear unit.

  The FERC's approval of this rate agreement applies to all of NEP's customers except the Town of Norwood, Massachusetts and the Milford Power Limited Partnership (MPLP), who intervened in the rate case. A separate hearing will be conducted to determine the appropriate rate to charge these two parties, who represent less than 2 percent of NEP's sales.

Retail rate activity

  In 1993, the Massachusetts Department of Public Utilities (MDPU) approved a rate agreement filed by Massachusetts Electric Company (Massachusetts Electric), the Massachusetts Attorney General, and two groups of large commercial and industrial customers.

  Under the agreement, effective December 1, 1993, Massachusetts Electric implemented an 11 month general rate decrease of $26 million (annual basis). This rate reduction continued in effect through October 31, 1994, at which time rates increased to the previously approved levels. Massachusetts Electric also agreed not to further increase its base rates before October 1, 1995.
The agreement also provided for the recognition of unbilled revenues for accounting purposes. Unbilled revenues at September 30, 1993 of approximately $35 million were amortized to income over 13 months commencing December 1993.

  The agreement further provided for rate discounts for large commercial and industrial customers who signed agreements to give a five-year notice to Massachusetts Electric before they purchase power from another supplier or generate any additional power themselves. The notice provision may be reduced from five to three years under certain conditions. The aggregate amount of these service extension discounts (SEDs) was $4 million during 1994 but will increase in 1995 to approximately $10 million per year under the terms of the agreement.

  The agreement also resolved all rate recovery issues associated with environmental remediation costs of Massachusetts manufactured gas waste sites formerly owned by Massachusetts Electric and its affiliates, as well as certain other Massachusetts Electric environmental cleanup costs (see "Hazardous waste" section).

  Effective October 1992, the MDPU authorized a $45.6 million annual increase in rates for Massachusetts Electric.

  In July 1994, the Rhode Island Public Utilities Commission (RIPUC) approved a rate agreement between The Narragansett Electric Company (Narragansett) and the Rhode Island Division of Public Utilities and Carriers that provides for SEDs to large commercial and industrial customers under terms similar to the Massachusetts Electric program described above. The aggregate amount of Narragansett's discounts was $1.5 million in 1994 and is expected to be approximately $3 million per year thereafter. The agreement also provides for Narragansett to recognize unbilled revenues for accounting purposes. Unbilled revenues at December 31, 1993 of approximately $14 million are being amortized to income over a 21 month period that began in April 1994.

  Each of the NEES retail subsidiaries is likely to file a rate case with its respective state regulatory agency during 1995.

Demand-side management

  The retail companies regularly file their demand-side management (DSM) programs with their respective regulatory agencies and have received approval to recover DSM program expenditures in rates on a current basis. These expenditures were $70 million, $62 million, and $58 million in 1994, 1993, and

[GRAPH APPEARS HERE]

1992, respectively. Since 1990, the retail companies have been allowed to earn incentives based on the results of their DSM programs. The retail companies must be able to demonstrate the electricity savings produced by their DSM programs to their respective state regulatory agencies before incentives are recorded. The retail companies recorded before-tax incentives of $7.7 million, $7.3 million, and $10.5 million in 1994, 1993, and 1992, respectively. The retail companies have received regulatory orders that will give them the opportunity to continue to earn incentives based on 1995 DSM program results.

[GRAPH APPEARS HERE]

Operating revenue

  Operating revenue increased $9 million in 1994, primarily reflecting increased KWH sales and amortization of unbilled revenues by retail subsidiaries, partially offset by the temporary rate reduction at Massachusetts Electric. KWH sales billed to ultimate customers in 1994 increased by 1.6 percent over 1993, reflecting an improved economy.

  Operating revenue increased by $52 million in 1993, primarily due to increased KWH sales, retail rate increases, and beginning in the fourth quarter of 1993, the recognition by Massachusetts Electric of unbilled revenues. KWH sales billed to ultimate customers in 1993 increased 1.4 percent over 1992. More normal weather conditions in 1993 compared with 1992 were largely offset by the fact that 1992 included an extra day for leap year.

Operating expenses

  Total operating expenses increased by $15 million in 1994 over 1993, reflecting increases in generating plant maintenance costs associated with overhauls of wholly-owned generating units in part to achieve compliance with the Clean Air Act. Operating expenses in 1994 also reflected cost increases in DSM, computer system development, pension and other retiree benefits, and general increases in other areas. These increases were partially offset by decreases in fuel and purchased power expense due to overhauls and refueling shutdowns of partially-owned nuclear power suppliers in 1993. In addition, 1993 operating expenses included a net amount of $30 million associated with an early retirement and special severance program and the establishment of additional gas waste reserves, partially offset by the effects of a rate settlement that allowed recovery of amounts previously charged to expense.

  Depreciation and amortization increased $4 million in 1994, reflecting increased amortization of the net investment in Seabrook 1, increased charges for dismantlement of a previously retired generating station, and depreciation of new plant expenditures. These increases were partially offset by decreased oil and gas amortization due to decreased production.

  Taxes charged to operations in 1994 increased by approximately $12 million, reflecting increased income taxes and municipal property taxes.

   Total operating expenses increased by $55 million in 1993, reflecting a $28 million charge associated with the early retirement offer referred to above, $10 million due to the adoption of two new accounting standards for postemployment benefits, increased computer systems development costs, and general increases in other areas. These increases were partially offset by a decrease in generating plant maintenance costs and reduced winter storm-related costs.

  Depreciation and amortization decreased $6 million in 1993, reflecting reduced amortization of oil and gas properties due to decreased production. NEP's expense also declined as a result of new lower depreciation rates established in its 1992 rate case. These decreases were partially offset by increased amortization of Seabrook 1 as part of NEP's 1988 rate settlement and increased depreciation on new plant expenditures.

  Taxes charged to operations in 1993 increased by approximately $17 million, reflecting higher municipal property taxes and increased income taxes, including the effects of the increase in the federal income tax rate in 1993 from 34 percent to 35 percent.

Interest expense

  Interest expense decreased $6 million and $9 million in 1994 and 1993, respectively, due to significant refinancings of corporate debt at lower interest rates during 1993 and 1992.

Allowance for funds used during construction (AFDC)

  AFDC increased in 1994 and 1993 by $11 million and $2 million, respectively, due to increased construction work in progress associated with the repowering of the Manchester Street Station (see "Liquidity and capital resources" section).

Oil and gas operations

  New England Energy Incorporated (NEEI) participates in a rate-regulated domestic oil and gas exploration, development, and production program consisting of prospects acquired prior to December 31, 1983. NEEI is not acquiring any new prospects. Due to precipitate declines in oil and gas prices, NEEI has incurred operating losses since 1986, and expects to incur substantial additional losses in the future. These losses are being passed on to NEP under an intercompany pricing policy approved by the Securities and Exchange Commission. NEP is allowed to recover these losses from its customers under NEP's 1988 FERC rate settlement, which covered all costs incurred by or resulting from commitments made by NEEI through March 1, 1988. Other subsequent costs incurred by NEEI are subject to normal regulatory review.

Hazardous waste

  The Federal Comprehensive Environmental Response, Compensation and Liability Act, more commonly known as the "Superfund" law, imposes strict, joint and several liability, regardless of fault, for remediation of property contaminated with hazardous substances. A number of states, including Massachusetts, have enacted similar laws.

  The electric utility industry typically utilizes and/or generates in its operations a range of potentially hazardous products and by-products. NEES subsidiaries currently have in place an environmental audit program intended to enhance compliance with existing federal, state, and local requirements regarding the handling of potentially hazardous products and by-products.

  NEES and/or its subsidiaries have been named as a potentially responsible party (PRP) by either the U.S. Environmental Protection Agency (EPA) or the Massachusetts Department of Environmental Protection for 22 sites at which hazardous waste is alleged to have been disposed. Private parties have also contacted or initiated legal proceedings against NEES and certain subsidiaries regarding hazardous waste cleanup. The most prevalent types of hazardous waste sites with which NEES and its subsidiaries have been associated are manufactured gas locations. (Until the early 1970s, NEES was a combined electric and gas holding company system.) NEES is aware of approximately 40 such locations (including seven of the 22 locations for which NEES companies are PRPs) mostly located in Massachusetts. NEES and its subsidiaries are currently aware of other sites, and may in the future become aware of additional sites, that they may be held responsible for remediating.

  NEES has been notified by the EPA that it is one of several PRPs for cleanup of the Pine Street Canal Superfund site in Burlington, Vermont, at which coal tar and other materials were deposited. Between 1931 and 1951, NEES and its predecessor owned all of the common stock of Green Mountain Power Corporation (GMP). Prior to, during, and after that time, gas was manufactured at the Pine Street Canal site by GMP. In 1989, NEES was one of 14 parties required to pay the EPA's past response costs related to this site. NEES remains a PRP for ongoing and future response costs. In November 1992, the EPA proposed a cleanup plan estimated by the EPA to cost $50 million. In June 1993, the EPA withdrew this cleanup plan in response to public concern about the plan and its cost. It is uncertain at this time what the cost of any ultimate cleanup plan will be or what NEES's share of such cost will be.

  In 1993, the MDPU approved a rate agreement filed by Massachusetts
Electric (see "Retail rate activity" section) that allows for remediation costs of former manufactured gas sites and certain other hazardous waste sites located in Massachusetts to be met from a non-rate recoverable interest-bearing fund of $30 million established on Massachusetts Electric's books. Rate recoverable contributions of $3 million, adjusted for inflation, are added to the fund annually in accordance with the agreement. Any shortfalls in the fund would be paid by Massachusetts Electric and be recovered through rates over seven years.

[GRAPH APPEARS HERE]

[GRAPH APPEARS HERE]

  Predicting the potential costs to investigate and remediate hazardous waste sites continues to be difficult. There are also significant uncertainties as to the portion, if any, of the investigation and remediation costs of any particular hazardous waste site that may ultimately be borne by NEES or its subsidiaries. Where appropriate, the NEES companies intend to seek recovery from their insurers and from other PRPs, but it is uncertain whether and to what extent such efforts would be successful. At December 31, 1994, NEES had total reserves for environmental response costs of $45 million and a related regulatory asset of $13 million. NEES believes that hazardous waste liabilities for all sites of which it is aware, and which are not covered by a rate agreement, will not be material to its financial position.

Electric and magnetic fields (EMF)

  In recent years, concerns have been raised about whether EMF, which occur near transmission and distribution lines as well as near household wiring and appliances, cause or contribute to adverse health effects. Numerous studies on the effects of these fields, some of them sponsored by electric utilities (including NEES companies), have been conducted and are continuing. Some of the studies have suggested associations between certain EMF and health effects, including various types of cancer, while other studies have not substantiated such associations. It is impossible to predict the ultimate impact on NEES subsidiaries and the electric utility industry if further investigations were to demonstrate that the present electricity delivery system is contributing to increased risk of cancer or other health problems.

  Many utilities, including the NEES companies, have been contacted by customers regarding a potential relationship between EMF and adverse health effects. To date, no court in the United States has ruled that EMF from electrical facilities cause adverse health effects and no utility has been found liable for personal injuries alleged to have been caused by EMF. In any event, the NEES companies believe that they currently have adequate insurance coverage for personal injury claims.

  Several state courts have recognized a cause of action for damage to property values in transmission line condemnation cases based on the fear that power lines cause cancer. It is difficult to predict what the impact on the NEES companies would be if this cause of action is recognized in the states in which NEES companies operate and in contexts other than condemnation cases.

  Bills have been introduced unsuccessfully in the past in the Rhode Island legislature to require that transmission lines be placed underground. Legislation has been introduced in Massachusetts that, if passed, would require state agencies to study existing EMF-related research and make recommendations for further legislation.

Clean air requirements

  Approximately 45 percent of NEP's electricity is produced at eight older thermal generating units in Massachusetts. Six are fueled by coal, one by oil, and one by oil and gas. The federal Clean Air Act requires significant reduction in utility sulfur dioxide (SO2) and nitrogen oxides (NOx) emissions that result from burning fossil fuels by the year 2000 to reduce acid rain and ground-level ozone (smog).

  NEP is reducing SO2 emissions under Phase 1 of the federal acid rain program that became effective in 1995. NEP is also subject to Massachusetts SO2 and NOx reduction regulations taking effect in 1995. The SO2 and NOx reductions that are being made to meet 1995 Phase 1 requirements have resulted in one-time operation and maintenance costs of $16 million and capital costs of $88 million through December 31, 1994. Additional expenditures in 1995 are expected to be less than $10 million and $30 million, respectively. Depending on fuel prices, NEP also expects to incur up to $5 million annually in increased costs to purchase cleaner fuels to meet SO2 emission reduction requirements.

  All eight of NEP's thermal units will be subject to Phase 2 of the federal and state acid rain regulations that become effective in 2000. NEP believes that the SO2 controls already installed for the 1995 requirements will satisfy the Phase 2 acid rain regulations.

  In connection with the federal ozone emission requirements, state environmental agencies in ozone non-attainment areas are developing a second phase of NOx reduction regulations that would have to be fully implemented by NEP no later than 1999. While the exact costs are not known, NEP estimates that the cost of implementing these regulations would not jeopardize continued operation of NEP's units.

  The generation of electricity from fossil fuel also emits trace amounts of certain hazardous air pollutants and fine particulates. An EPA study of utility hazardous air pollutant emissions will be completed in 1995. The study's conclusions could lead to new emission standards requiring costly controls or fuel restrictions on NEP plants. At this time, NEES and its subsidiaries cannot estimate the impact the findings of this research might have on NEP's operations.

[GRAPH APPEARS HERE]

Purchased power contract dispute

  In October 1994, NEP was sued by Milford Power Limited Partnership
(MPLP), a venture of Enron Corporation and Jones Capital that owns a 149 megawatt (MW) gas-fired power plant in Milford, Massachusetts. NEP purchases 56 percent of the power output of the facility under a long-term contract with MPLP. The suit alleges that NEP has engaged in a scheme to cause MPLP and its power plant to fail and has prevented MPLP from finding a long-term buyer for the remainder of the facility's output. The complaint includes allegations that NEP has violated the Federal Racketeer Influenced and Corrupt Organizations Act, engaged in unfair or deceptive acts in trade or commerce, and breached contracts. MPLP seeks compensatory damages in an unspecified amount, as well as treble damages. NEP believes that the allegations of wrongdoing are without merit. NEP has filed counterclaims and crossclaims against MPLP, Enron Corporation, and Jones Capital, seeking monetary damages and termination of the purchased power contract.

  MPLP also intervened in NEP's rate filing (see "Wholesale rate activity" section).

Competitive conditions

  The electric utility business is being subjected to increasing competitive pressures, stemming from a combination of trends, including increasing electric rates, improved technologies, and new regulations and legislation intended to foster competition. To date, this competition has been most prominent in the bulk power market in which non-utility generating sources have noticeably increased their market share. For example, since non-utilities were allowed to enter the wholesale generation market, two-thirds of NEP's new generating capability has come from independent generating sources and Hydro-Quebec.

  Electric utilities are also facing increased competition in the retail market. Currently, retail competition includes competition with alternative fuel suppliers (including natural gas companies) for heating and cooling, competition with customer-owned generation to displace purchases from electric utilities, and direct competition among electric utilities to attract major new facilities to their service territories. Electric utilities including the

NEES companies are under increasing pressure from large commercial and industrial customers to discount rates or face the possibility that such customers might relocate or seek alternate suppliers. Across the country, including the states serviced by the NEES companies, there have been an increasing number of proposals to allow retail customers to choose their electricity supplier, with utilities required to deliver that electricity over their transmission and distribution systems. In Massachusetts, the Massachusetts Division of Energy Resources (DOER) proposed in January 1995 that the MDPU modify its regulations to allow retail utility customers to choose a supplier and bid for access to the local utility's transmission and distribution systems in situations where new generating capacity is needed. The NEES companies have indicated their support for the DOER proposal. Also in Massachusetts, the MDPU initiated a proceeding in February 1995 regarding electric industry regulation and structure. In Rhode Island, the RIPUC has convened a task force of utilities, commercial and industrial customers, regulators, and other interested parties to prepare a report by May 1995 regarding restructuring the industry. In New Hampshire, the New Hampshire Public Utilities Commission is considering the proposal of a new company to sell electricity at retail to large customers in New Hampshire.

  The impact of increased customer choice on the financial condition of utilities is uncertain. In recent years, substantial surplus generating capacity in the Northeast has resulted in the sale of bulk power by utilities to other utilities at prices substantially below the total costs of owning and operating, or contracting for, such generating capacity. Should retail customers gain access to the bulk power market, particularly while surplus capacity exists, it is unlikely that utilities would be able to charge power prices which fully cover their costs. Such unrecovered costs, which could be substantial, have been referred to by the industry as stranded costs.

[GRAPH APPEARS HERE]

  Whether and to what extent utilities should be able to recover stranded costs resulting from increased customer choice has been the subject of much debate. In 1994, the FERC issued a notice of proposed rule-making on the recovery of stranded costs. The NEES companies and other utilities have taken the position that when a regulatory body changes policies which govern customer choice and the resultant rates paid by customers, utilities must be compensated for commitments made under the former policies. Furthermore, the utility industry believes that recovery of stranded costs is necessary to promote efficient competition among market participants. Previously, the FERC ruled in 1992, in a proceeding not involving NEES subsidiaries, that a utility may recover such stranded costs from a departing wholesale requirements customer. On appeal, the United States Court of Appeals for the District of Columbia Circuit has questioned whether allowing utilities to recover stranded costs is anti-competitive and the Court remanded the case back to the FERC for further proceedings and development of the competitive issues.

  In addition to the arguments described above, the NEES companies have taken the position that, because utility transmission and distribution assets have a replacement value in excess of their historic costs (on which utility rates are set), utilities should have the ability to recover stranded generation-related costs by realizing the higher value of transmission and distribution assets. The NEES companies have stated their willingness, in order to assure stranded cost recovery and promote increased competition, to consider divesting their transmission system, either through sale or spinoff.

  The NEES companies are actively responding to current and anticipated competitive pressures in a variety of ways, including cost control and a 1993 corporate reorganization into separate retail and wholesale business units. The wholesale business unit has responded to increased competition by freezing base rates until at least 1997 (base rates were last raised in March 1992), terminating certain purchased power and gas pipeline contracts, shutting down uneconomic generating stations, and accelerating the recovery of uneconomic assets and other deferred costs. In addition, NEP's wholesale tariff requires its wholesale customers, including NEES's retail subsidiaries, to provide seven years notice before they may terminate the tariff.

  The retail business unit's response to competition includes the EnergyFIT program which offers comprehensive value-added services for large business customers, intensified business development efforts, including economic development rates and service packages to encourage businesses to locate in the retail companies' service territories, and development of new pricing and service options for customers. Additionally, more than 80 percent of the NEES companies' large commercial and industrial customers have signed service extension discount (SED)contracts providing for discounts and requiring three to five years notice before they may change electricity suppliers (see "Retail rate activity" section). As part of their long-term planning process, the NEES companies are from time to time evaluating other strategies, such as business combinations and other forms of restructuring, to better respond to the changing competitive environment.

  Electric utility rates are generally based on a utility's costs. As a result, electric utilities are subject to certain accounting standards that are not applicable to other business enterprises in general. These accounting rules require regulated entities, in appropriate circumstances, to establish regulatory assets and liabilities, which defer the income statement impact of certain costs that are expected to be recovered in future rates. The effects of competition could ultimately cause the operations of the NEES companies, or a portion thereof, to cease meeting the criteria for application of these accounting rules. In such an event, accounting standards applicable to enterprises in general would apply and immediate write-off of any previously deferred costs (regulatory assets) would be necessary in the year in which these criteria were no longer applicable. In addition, if, because of competition, utilities are unable to recover all of their costs in rates, it may be necessary to write off those costs that are not recoverable.

[GRAPH APPEARS HERE]

Liquidity and capital resources

  Capital requirements for 1994 and projections for 1995 are shown below:

  Year ended December 31 (millions of dollars)1994   1995
                                        ----         ----
  Cash expenditures for utility plant:
   Manchester Street repowering project $176         $125
   All other                             262          200
  Oil and gas exploration and development 28           15
                                        ----         ----
   Total capital expenditures           $466         $340
  Maturing debt and prepayment requirements35          66
                                        ----         ----
   Total capital requirements           $501         $406

  Cash from utility operations after
   payment of dividends                 $285         $265
  Cash from oil and gas operations        57           50
                                        ----         ----
   Total cash from operations after the
     payment of dividends               $342         $315

  The funds necessary for utility plant expenditures in 1994 were primarily provided by net cash from operating activities, after the payment of dividends, and the proceeds of short-term and long-term borrowings.

  The financing activities of the NEES subsidiaries for 1994 are summarized as follows:
                                            Long-term debt
                                      ----------------------------
(millions of dollars)                 Issues        Retirements
                                      ------        -----------
NEP                                   $28
Massachusetts Electric                 36
Narragansett                           33
Granite State Electric Company                         $ 1
Hydro-Transmission Companies                            12
NEEI                                                    22
                                     ----             ----
                                      $97              $35

     Interest rates on the long-term debt issues shown above range from 6.91 percent to 8.85 percent.

  Internally generated funds are expected to meet approximately 75 percent of the 1995 capital expenditure requirements for utility plant. NEP and the retail subsidiaries have issued $56 million of long-term debt to date in 1995 at interest rates ranging from 7.79 percent to 8.45 percent. These companies plan to issue an additional $120 million of long-term debt later in 1995 to meet maturing long-term debt obligations, reduce short-term debt and fund capital expenditures.

  Net cash from operating activities provided all of the funds necessary for oil and gas expenditures. NEEI's 1994 oil and gas exploration and development costs included $10 million of capitalized interest costs.

  The NEES subsidiaries' major construction project is the repowering of Manchester Street Station, a 140 MW electric generating station in Providence, Rhode Island. Repowering will more than triple the power generation capacity of Manchester Street Station and substantially increase the plant's thermal efficiency. NEP owns a 90 percent interest and Narragansett owns a 10 percent interest in the Manchester Street Station. The total cost for the generating station, scheduled to be placed in service in late 1995, is estimated to be approximately $520 million including AFDC. At December 31, 1994, $298 million, including AFDC, had been spent on the generating station. In addition, related transmission improvements were placed in service in September 1994 at a cost of approximately $60 million.

  At December 31, 1994, NEES and its consolidated subsidiaries had lines of credit and standby bond purchase facilities with banks totaling $663 million. These lines and facilities were used at December 31, 1994 for $2 million of direct borrowings, and for liquidity support for $232 million of commercial paper borrowings and $342 million of NEP mortgage bonds in tax-exempt commercial paper mode. Fees are paid on the lines and facilities in lieu of compensating balances.

New England Electric System and Subsidiaries
Selected Financial Data
Year ended December 31 (millions of dollars, except per share data)


                            1994     1993     1992     1991     1990
                            ----     ----     ----     ----     ----
Operating revenue:
Electric sales
(excluding fuel cost recovery)$1,518$1,488 $1,424    $1,358  $1,282
Fuel cost recovery          568      582      597       585     523
Other utility revenue       117      117      118       114      65
Oil and gas sales            40       47       43        37      39
                         ------   ------   ------    ------  ------
  Total operating revenue$2,243   $2,234   $2,182    $2,094  $1,909

Net income               $  199   $  190   $  185    $  180  $ 262*

Average common shares
outstanding (000's)      64,970   64,970   64,970    64,917  63,818


Per share data:
Net income                $3.07    $ 2.93   $ 2.85   $ 2.77  $ 4.11*
Dividends declared        $2.285   $ 2.22   $ 2.14   $ 2.07  $ 2.04

Return on average
common equity             12.73%   12.64%   12.58%   12.64%   20.52%*

Total assets             $5,085   $4,796   $4,585    $4,450  $4,408


Capitalization:
Common share equity      $1,581   $1,530   $1,487    $1,441  $1,380
Minority interests           55       56       61        63      62
Cumulative preferred stock  147      147      162       162     162
Long-term debt            1,520    1,512    1,533     1,548   1,680
                         ------   ------   ------    ------  ------
  Total capitalization   $3,303   $3,245   $3,243    $3,214  $3,284

Sales billed to ultimate
customers (millions of KWH)21,155 20,832   20,554    20,470  20,727
Cost per KWH to ultimate
customers (cents)           9.29     9.50     9.43     8.99     8.27
System maximum demand (MW)4,385    4,081    3,964     4,250   4,059
Electric capability
(MW net)-year end         5,533    5,362    5,479     5,645   5,627
Number of employees       4,990    4,969    5,415     5,533   5,666
Number of customers   1,300,1981,288,1841,277,281 1,257,2131,256,656

*1990 includes $1.80 per share, resulting from a rate settlement related to Seabrook 1.

New England Electric System and Subsidiaries
Statements of Consolidated Income
Year ended December 31 (thousands of dollars, except per share data)


                             1994         1993       1992
                       ----------   ---------- ----------

Operating revenue:    $2,243,029  $2,233,978 $2,181,676
Operating expenses:
Fuel for generation      220,956     227,182    237,161
Purchased electric energy514,143     527,307    525,655
Other operation          494,741     492,079    423,330
Maintenance              161,473     146,219    162,974
Depreciation and amortization301,123 296,631    302,217
Taxes, other than income taxes125,840120,493    114,027
Income taxes             128,257     121,124    110,761
                       ---------   ---------  ---------
Total operating expenses1,946,533  1,931,035  1,876,125

Operating income         296,496     302,943    305,551
Other income:
Allowance for equity funds used
during construction       10,169       3,795      2,732
Equity in income of generating
companies                  9,758      11,016     13,052
Other income (expense)-net(3,856)     (1,154)       936
                       ---------  ----------  ---------
Operating and other income312,567    316,600    322,271

Interest:
Interest on long-term debt93,500     100,777    114,182
Other interest            11,298       9,809      5,420
Allowance for borrowed funds
used during construction  (7,793)     (2,816)    (2,204)
                       ---------   --------- ----------
Total interest            97,005     107,770    117,398

Income after interest    215,562     208,830    204,873
Preferred dividends of
subsidiaries               8,697      10,585     10,572
Minority interests         7,439       8,022      9,264
                       ---------   ---------  ---------
Net income              $199,426    $190,223   $185,037

Common shares outstanding64,969,65264,969,65264,969,652

Per share data:
Net income                     $     3.07     $     2.93   $     2.85
Dividends declared             $    2.285     $     2.22   $     2.14

Statements of Consolidated Retained Earnings
Year ended December 31 (thousands of dollars)

                             1994         1993       1992
                       ----------   ---------- ----------

Retained earnings at
beginning of year     $  728,075  $  684,132 $  638,130
Net income               199,426     190,223    185,037
Dividends declared on common
shares                  (148,456)   (144,233)  (139,035)
Premium on redemption of
preferred stock of
subsidiaries                          (2,047)
                      ----------   ---------  ---------
Retained earnings at end
of year               $  779,045  $  728,075 $  684,132

The accompanying notes are an integral part of these consolidated financial statements.

New England Electric System and Subsidiaries
Consolidated Balance Sheets
At December 31 (thousands of dollars)
                                                 1994       1993
                                           ---------- ----------
Assets

Utility plant, at original cost          $4,914,807  $4,661,612
Less accumulated provisions for depreciation and
amortization                              1,610,378   1,511,271
                                         ----------  ----------
                                          3,304,429   3,150,341
Net investment in Seabrook 1 under rate settlement
(Note C)                                     38,283     103,344
Construction work in progress               374,009     228,816
                                         ----------  ----------
   Net utility plant                      3,716,721   3,482,501

Oil and gas properties, at full cost (Note A)1,248,3431,220,110 Less accumulated provision for amortization 964,069 884,837
                                         ----------  ----------
   Net oil and gas properties               284,274     335,273

Investments:
Nuclear power companies, at equity (Note D)  46,349      46,342
Other subsidiaries, at equity                42,195      44,676
Other investments                            50,895      28,836
                                         ----------  ----------
   Total investments                        139,439     119,854

Current assets:
Cash                                          3,047       2,876
Accounts receivable, less reserves of $15,095
and $14,551                                 295,627     275,020
Unbilled revenues (Note A)                   55,900      43,400
Fuel, materials, and supplies, at average cost94,431     74,314
Prepaid and other current assets             76,718      69,004
                                         ----------  ----------
   Total current assets                     525,723     464,614

Accrued Yankee Atomic costs (Note D)        122,452     103,501
Deferred charges and other assets (Note A)  296,232     290,135
                                         ----------  ----------
                                         $5,084,841  $4,795,878
                                         ==========  ==========
Capitalization and liabilities

Capitalization (see accompanying statements):
Common share equity                      $1,580,838  $1,529,868
Minority interests in consolidated subsidiaries55,066    55,855
Cumulative preferred stock of subsidiaries  147,016     147,528
Long-term debt                            1,520,488   1,511,589
                                         ----------  ----------
   Total capitalization                   3,303,408   3,244,840

Current liabilities:
Long-term debt due within one year           65,920      12,920
Short-term debt                             233,970      71,775
Accounts payable                            168,937     128,342
Accrued taxes                                11,002      10,332
Accrued interest                             25,193      23,278
Dividends payable                            37,154      36,950
Other current liabilities (Note A)           93,251     153,812
                                         ----------  ----------
   Total current liabilities                635,427     437,409

Deferred federal and state income taxes     751,855     705,026
Unamortized investment tax credits           94,930      99,355
Accrued Yankee Atomic costs (Note D)        122,452     103,501
Other reserves and deferred credits         176,769     205,747
Commitments and contingencies (Note E)   ----------  ----------
                                         $5,084,841  $4,795,878
                                         ==========  ==========

The accompanying notes are an integral part of these consolidated financial statements.

New England Electric System and Subsidiaries
Consolidated Statements of Cash Flows
Year ended December 31 (thousands of dollars)

                                    1994        1993      1992
                               ---------   ---------  ---------

Operating activities

Net income                   $ 199,426    $ 190,223  $ 185,037
Adjustments to reconcile net
income to net cash provided by
operating activities:
Depreciation and amortization  305,908      300,444    305,046
Deferred income taxes and
investment tax credits-net      41,741        4,105     11,163
Allowance for funds used during
construction                   (17,962)      (6,611)    (4,936)
Amortization of unbilled revenues(38,458)    (2,700)
Minority interests               7,439        8,022      9,264
Early retirement program                     23,922
Decrease (increase) in accounts
receivable, net and unbilled
revenues                       (33,107)     (27,503)   (27,157)
Decrease (increase) in fuel,
materials, and supplies        (20,117)      13,786     (8,590)
Decrease (increase) in prepaid and
other current assets            (7,714)       5,904    (64,858)
Increase (decrease) in accounts
payable                         40,595      (42,967)    34,623
Increase (decrease) in other current
liabilities                    (25,676)      64,658     (2,447)
Other, net                     (34,109)     (32,632)    (2,146)
                             ---------    ---------   --------
Net cash provided by operating
 activities                  $ 417,966    $ 498,651  $ 434,999

Investing activities

Plant expenditures, excluding
allowance for funds used during
construction                 $(438,016)   $(304,659) $(241,872)
Oil and gas exploration and
development                    (28,233)     (18,965)   (21,262)
Other investing activities     (18,830)        (107)     2,388
                             ---------    ---------  ---------
Net cash used in investing
activities                   $(485,079)   $(323,731) $(260,746)

Financing activities

Dividends paid to minority interests$ (8,416)$ (10,622)$ (15,939) Dividends paid on NEES common shares(148,063)(142,352)(140,174)
Short-term debt                162,195       29,525     42,250
Long-term debt-issues           97,000      372,500    477,500
Long-term debt-retirements     (34,920)    (395,820)  (585,120)
Preferred stock-issues                       55,000
Preferred stock-retirements       (512)     (70,000)
Premium on reacquisition of long-term
debt                                        (10,996)   (16,135)
Premium on redemption of preferred
stock                                        (2,047)
                             ---------    ---------  ---------
Net cash provided by (used in)
 financing activities        $  67,284    $(174,812) $(237,618)

Net increase (decrease) in cash and
cash equivalents             $     171    $     108  $ (63,365)
Cash and cash equivalents at beginning
of year                          2,876        2,768     66,133
                             ---------    ---------  ---------
Cash and cash equivalents at end of
year                         $   3,047    $   2,876  $   2,768

Supplementary information

Interest paid less amounts capitalized$  90,500$  97,518$ 119,146
Federal and state income taxes paid$ 114,597$ 124,853$  99,935
Dividends received from investments at
equity                       $  15,350    $  14,404  $  18,405

The accompanying notes are an integral part of these consolidated financial statements.

New England Electric System and Subsidiaries
Consolidated Statements of Capitalization
At December 31 (thousands of dollars)

                                                         1994       1993
                                                   ---------- ----------

Common share equity

Common shares, par value $1 per share
Authorized-150,000,000 shares
Outstanding-64,969,652 shares                    $   64,970 $   64,970
Paid-in capital                                     736,823    736,823
Retained earnings                                   779,045    728,075
                                                 ---------- ----------
  Total common share equity                      $1,580,838 $1,529,868


Cumulative preferred stock of     Shares outstanding
subsidiaries
                                    1994       1993      1994      1993
                               ---------  ---------  --------  --------
$100 Par value-
4.44% to 4.76%                  430,140   430,140  $ 43,014  $ 43,014
6.00% to 7.24%                  525,020   530,140    52,502    53,014
$50 Par value-
4.50% to 6.95%                  730,000   730,000    36,500    36,500
$25 Par value-
6.84%                           600,000   600,000    15,000    15,000
                              --------- ---------  --------  --------
  Total cumulative preferred stock of
  subsidiaries (annual dividend
  requirement of $8,690 for 1994
  and $8,720 for 1993)        2,285,160 2,290,280  $147,016  $147,528


Long-term debt (Note H)          Maturity       Rate         1994     1993
                            ------------------------------------- --------

Mortgage bonds*             1995 through 19994.730%-8.280%$  203,500$ 187,500
                            2000 through 20046.240%-8.520%187,500 152,500
                            2005 through 20146.110%-6.660%35,000   35,000
                            2015 through 20247.050%-9.125%422,550 376,550
                            2018 through 2022     Variable342,000 342,000
Notes
Granite State Electric Company1996 through 20237.370%-12.550%14,40015,800
New England Energy Incorporated             1998      Variable216,000238,000
Hydro-Transmission Companies2001 through 20158.820%-9.410%171,050 182,570

Unamortized discounts and premiums, net                   (5,592)  (5,411)
                                                      -------------------
Total long-term debt                                   1,586,4081,524,509
Long-term debt due in one year                           (65,920) (12,920)
                                                      -------------------
                                                      $1,520,488$1,511,589

*Includes $382,350 issued to secure tax-exempt pollution control and solid waste disposal revenue bonds issued by state agencies on behalf of New England Power Company.

The accompanying notes are an integral part of these consolidated financial statements.

New England Electric System and Subsidiaries
Notes to Consolidated Financial Statements

Note A - Significant accounting policies

1.Basis of consolidation and system of accounts

The consolidated financial statements include the accounts of New England Electric System (NEES) and all subsidiaries except New England Electric Transmission Corporation, which is recorded at equity. Presentation of this subsidiary on the equity basis is not material to the consolidated financial statements. New England Power Company (NEP) has a minority interest in four regional nuclear generating companies (Yankees). Narragansett Energy Resources Company (Resources) has a 20 percent general partnership interest in the Ocean State Power (OSP) generating facility. NEP and Resources account for these ownership interests on the equity method.

NEES owns 50.4 percent of the outstanding common stock of both New England Hydro-Transmission Electric Company, Inc. and New England Hydro-Transmission Corporation (Hydro-Transmission companies). The consolidated financial statements include 100 percent of the assets, liabilities, and earnings of the Hydro-Transmission companies. Since NEES is the majority stockholder in these companies, the ownership interests of the other stockholders are called minority interests and have been separately disclosed on the NEES consolidated income statements and balance sheets. The "Minority interests" line on the statements of consolidated income includes the minority interests' portion of the net earnings of the Hydro-Transmission companies.

NEP is also a 12 percent and 10 percent joint owner, respectively, of the Millstone 3 and Seabrook 1 nuclear generating units, each 1,150 megawatts
(MW). NEP's net investment in Millstone 3, included in net utility plant, is approximately $400 million. (See Note C for a discussion of Seabrook 1.) NEP's share of the related expenses for these units is included in "Operating expenses".

The accounts of NEES and its utility subsidiaries are maintained in accordance with the Uniform System of Accounts prescribed by regulatory bodies having jurisdiction. All significant intercompany transactions between consolidated subsidiaries have been eliminated.

2.Electric sales revenue

Massachusetts Electric Company (Massachusetts Electric) and The
Narragansett Electric Company (Narragansett), pursuant to rate agreements that went into effect in 1993 and 1994, respectively, began accruing revenues for electricity delivered but not yet billed. Unbilled revenues at December 31, 1994 and 1993 were $56 million and $43 million, respectively, of which, $37 million and $11 million were recognized in income in 1994 and the fourth quarter of 1993, respectively. The remainder of $8 million at December 31, 1994 has been deferred for recognition monthly through December 1995. Accrued revenues are also recorded in accordance with rate adjustment mechanisms.

3.Allowance for funds used during construction (AFDC)

The utility subsidiaries capitalize AFDC as part of construction costs.
AFDC represents the composite interest and equity costs of capital funds used to finance that portion of construction costs not eligible for inclusion in rate base. In 1994, an average of $30 million of construction work in progress was included in rate base, all of which was attributable to the Manchester Street Station repowering project. AFDC is capitalized in "Utility plant" with offsetting non-cash credits to "Other income" and "Interest".
This method is in accordance with an established rate-making practice under which a utility is permitted a return on, and the recovery of, prudently incurred capital costs through their ultimate inclusion in rate base and in the provision for depreciation. The composite AFDC rates were 7.6 percent,
7.4 percent, and 8.6 percent, in 1994, 1993, and 1992, respectively.

4.Depreciation and amortization

The depreciation and amortization expense included in the statements of consolidated income is composed of the following:

Year ended December 31 (thousands of dollars)  1994  1993   1992
                                      ---------------- --------
Depreciation                          $136,746$127,428 $130,655
Nuclear decommissioning costs (Note A-5) 1,951   1,951    1,890
Amortization:
Oil and gas properties (Note A-6)       79,232  90,399   99,687
Investment in Seabrook 1 nuclear unit under
  rate settlement (Note C)              65,061  58,437   52,443
Oil Conservation Adjustment             11,854  12,137   11,263
Property losses                          6,279   6,279    6,279
                                      ---------------- --------
  Total depreciation and amortization expense$301,123$296,631$302,217

Depreciation is provided annually on a straight-line basis. The provision for depreciation as a percentage of weighted average depreciable property was
3.1 percent in 1994, 3.0 percent in 1993, and 3.2 percent in 1992.

The Oil Conservation Adjustment is designed to recover expenditures for coal conversion facilities at NEP's Salem Harbor Station by 1995. At December 31, 1994, such unamortized coal conversion costs included in utility plant were $4,467,000.

5.Nuclear plant decommissioning and nuclear fuel disposal

NEP is recovering its share of projected decommissioning costs for Millstone 3 and Seabrook 1 through depreciation expense. NEP records decommissioning cost expense on its books consistent with its rate recovery. In addition, NEP is paying its portion of projected decommissioning costs for all of the Yankees through purchased power expense. Such costs reflect estimates of total decommissioning costs approved by the Federal Energy Regulatory Commission (FERC).

Each of the operating nuclear units in which NEP has an ownership interest has established decommissioning trust funds or escrow funds into which payments are being made to meet the projected costs of decommissioning its plant. If any of the units were shut down prior to the end of their operating licenses, the funds collected for decommissioning to that point would be insufficient. Listed below is information on each nuclear plant in which NEP has an ownership interest. (See Note D for a discussion of Yankee Atomic Nuclear Power Station decommissioning.)

                           NEP's share of (millions of dollars)
                  ---------------------------------------------------
                               Estimated
                  Ownership Decommissioning  Fund     License
Unit              Interest  Cost (in 1994 $)Balances**Expiration
- ----------------------------------------------------------------
Connecticut Yankee  15%          53           22        2007
Maine Yankee***     20%          66           22        2008
Vermont Yankee      20%          66           23        2012
Millstone 3*        12%          53           11        2025
Seabrook 1*         10%          36            4        2026

  *Fund balances are included in "Other investments" on the balance sheet and approximate market value.

 **Certain additional amounts are anticipated to be available through tax deductions.

***A Maine statute provides that if both Maine Yankee and its decommissioning trust fund have insufficient assets to pay for the plant decommissioning, the owners of Maine Yankee are jointly and severally liable for the shortfall.

In accordance with its recent rate agreement which became effective in 1995, NEP is allowed to defer for later recovery any increases in decommissioning payments over the level included in rates until its next rate filing becomes effective.

There is no assurance that decommissioning costs actually incurred by the Yankees, Millstone 3, or Seabrook 1 will not substantially exceed these amounts. For example, decommissioning cost estimates assume the availability of permanent repositories for both low-level and high-level nuclear waste which do not currently exist.

The Nuclear Waste Policy Act of 1982 establishes that the federal government is responsible for the disposal of spent nuclear fuel. The federal government requires NEP to pay a fee based on its share of the net generation from the Millstone 3 and Seabrook 1 nuclear units. NEP is recovering this fee through its fuel clause. Similar costs are incurred by Connecticut Yankee, Maine Yankee, and Vermont Yankee. These costs are billed to NEP and recovered from customers through NEP's fuel clause.

6.Oil and gas operations

New England Energy Incorporated (NEEI) participates in a rate-regulated domestic oil and gas exploration, development, and production program through a partnership with a non-affiliated oil company. This program consists of prospects acquired prior to December 31, 1983. No new prospects will be acquired under this program.

However, NEEI continues to incur costs in connection with existing prospects. Savings and losses from this program are being passed on to NEP and ultimately to retail customers, under an intercompany pricing policy (Pricing Policy) approved by the Securities and Exchange Commission (SEC). NEEI has incurred operating losses since 1986 due to precipitate declines in oil and gas prices, and expects to incur substantial additional losses in the future. Such losses were $40 million, $46 million, and $55 million in 1994, 1993, and 1992, respectively. NEP's ability to pass these losses on to its customers was favorably resolved in NEP's 1988 FERC rate settlement. This settlement covered all costs incurred by or resulting from commitments made by NEEI through March 1, 1988. Other subsequent costs incurred by NEEI are subject to normal regulatory review. NEEI follows the full cost method of accounting for its oil and gas operations, under which capitalized costs (including interest paid to banks) relating to wells and leases determined to be either commercial or non-commercial are amortized using the unit of production method. The Pricing Policy has allowed NEEI to capitalize all costs incurred in connection with fuel exploration activities of its rate-regulated program, including interest paid to banks of which $10 million, $9 million, and $14 million was capitalized in 1994, 1993, and 1992, respectively. In the absence of the Pricing Policy, the SEC's full cost "ceiling test" rule requires non-rate-regulated companies to write down capitalized costs to a level which approximates the present value of their proved oil and gas reserves. Based on NEEI's 1994 average oil and gas selling prices and NEEI's proved reserves at December 31, 1994, application of the ceiling test would have resulted in a write-down of approximately $120 million after tax.

7.Cash

NEES and its subsidiaries classify short-term investments with a maturity of 90 days or less as cash. Current banking arrangements do not require outstanding checks to be funded until actually presented for payment. Outstanding checks are therefore recorded in accounts payable until such time as the banks present them for payment.

8.Deferred charges and other assets

The components of deferred charges and other assets are as follows:


At December 31 (thousands of dollars)         1994       1993
                                           ---------- ----------

Regulatory assets:
  Unamortized losses on reacquired debt   $ 56,249    $ 60,333
  Deferred SFAS No. 106 costs (see Note F-2)41,009      24,563
     Deferred SFAS No. 109 costs (see Note B)74,423     73,760
     Purchased power termination costs      29,012      28,400
     Deferred gas pipeline charges (see Note E-2)37,562 13,187
     Environmental response costs (see Note E-3)13,167  18,752
     Deferred storm costs                   10,822      14,774
     Unamortized property losses             7,373      12,745
     Other                                   5,111      11,892
                                          --------    --------
                                           274,728     258,406

Other deferred charges and other assets:
  Intangible asset-pensions (see Note F-1)   4,749      15,103
  Other                                     16,755      16,626
                                          --------    --------
                                          $296,232    $290,135


Electric utility rates are generally based on a utility's costs. As a result, electric utilities are subject to certain accounting standards that are not applicable to other business enterprises in general. These accounting rules require regulated entities, in appropriate circumstances, to establish regulatory assets and liabilities, which defer the income statement impact of certain costs that are expected to be recovered in future rates. The effects of competition could ultimately cause the operations of the NEES companies, or a portion thereof, to cease meeting the criteria for application of these accounting rules. In such an event, accounting standards applicable to enterprises in general would apply and immediate write-off of any previously deferred costs (regulatory assets) would be necessary in the year in which these criteria were no longer applicable. Approximately $150 million of the regulatory assets at December 31, 1994 listed above are expected to be recovered within 10 years, with the majority of the remaining balance to be recovered within the following 20 years. The only items for which the majority of the balance shown above will not be recovered within the next 10 years are the deferred SFAS No. 109 costs and the deferred gas pipeline charges.

9.Other current liabilities

The components of other current liabilities are as follows:

At December 31 (thousands of dollars)         1994       1993
                                           ---------- ----------

Accrued wages and benefits                 $26,035    $ 39,756
Deferred unbilled revenues                   8,209      32,300
Rate adjustment mechanisms                  31,311      31,237
Accrued purchased power termination costs               21,900
Customer deposits                           10,951      12,336
Other                                       16,745      16,283
                                           -------    --------
                                           $93,251    $153,812

Note B - Income taxes

Total income taxes in the statements of consolidated income are as follows:

Year ended December 31 (thousands of dollars)  1994  1993   1992
                                      ---------------- --------

Income taxes charged to operations    $128,257$121,124 $110,761
Income taxes charged to "Other income"     779   3,147    3,192
                                      ---------------- --------
Total income taxes                    $129,036$124,271 $113,953


Total income taxes, as shown above, consist of the following components:

Year ended December 31 (thousands of dollars)    1994    1993    1992
                                      -------- ----------------
Current income taxes                 $ 87,295$120,167 $102,790
Deferred income taxes                  46,166   7,756   13,475
Investment tax credits-net             (4,425) (3,652)  (2,312)
                                     ---------------- --------
Total income taxes                   $129,036$124,271 $113,953


Total income taxes, as shown above, consist of federal and state components as follows:

Year ended December 31 (thousands of dollars)    1994    1993    1992
                                      -------- ----------------
Federal income taxes                 $104,136$ 98,529 $ 92,647
State income taxes                     24,900  25,742   21,306
                                     ---------------- --------
Total income taxes                   $129,036$124,271 $113,953

Investment tax credits of subsidiaries are deferred and amortized over the estimated lives of the property giving rise to the credits. Since the Tax Reform Act of 1986 generally eliminated investment tax credits, the amounts shown above principally reflect the amortization of investment tax credits generated in prior years.

With regulatory approval, the subsidiaries have adopted comprehensive interperiod tax allocation (normalization) for temporary book/tax differences.

Total income taxes differ from the amounts computed by applying the federal statutory tax rates to income before taxes. The reasons for the differences are as follows:

Year ended December 31 (thousands of dollars)    1994    1993    1992
                                      -------- ----------------
Computed tax at statutory rate       $118,006$113,778 $105,251
Increases (reductions) in tax resulting from:
Reversal of deferred taxes recorded at a
  higher rate                          (4,230) (5,099)  (7,175)
Amortization of investment tax credits (5,272) (4,697)  (5,384)
State income tax, net of federal income
  tax benefit                          16,185  16,732   14,062
All other differences                   4,347   3,557    7,199
                                     ---------------- --------
  Total income taxes                 $129,036$124,271 $113,953

The Financial Accounting Standards Board established Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes" which became effective in 1993. The application of this new standard did not have a significant impact on 1993 or 1994 net income.

The following table identifies the major components of total deferred income taxes:

At December 31 (millions of dollars)    1994         1993
                                     ----------   ----------

Deferred tax asset:
Plant related                        $  107         $  99
Investment tax credits                   38            40
All other                               108           129
                                     ------        ------
                                        253           268
Deferred tax liability:
Plant related                          (777)         (758)
Equity AFDC                             (52)          (57)
All other                              (176)         (158)
                                     ------        ------
                                     (1,005)         (973)
                                     ------        ------
  Net deferred tax liability         $ (752)       $ (705)

There were no valuation allowances for deferred tax assets deemed necessary.

The deferred taxes resulting from timing differences which appear on the income statement in 1992 (prior to the adoption of SFAS No. 109 in 1993) primarily include deferred income taxes of $29 million related to utility plant and $17 million in connection with postretirement benefits, partially offset by deferred tax credits of $31 million associated with oil and gas operations.

Federal income tax returns for NEES and its subsidiaries have been examined and reported on by the Internal Revenue Service through 1991.


Note C - Seabrook Nuclear Unit 1 (Seabrook 1)

NEP owns approximately 10 percent of Seabrook 1, a 1,150 MW nuclear generating unit that entered commercial service in 1990. NEP's rate recovery of its investment in Seabrook 1 was resolved through two separate rate settlement agreements. NEP's pre-1988 investment was being recovered in rates over a period of seven and one-half years ending in mid-1995. Under NEP's rate agreement, that was recently approved by the FERC, approximately $15 million of the $38 million in Seabrook 1 costs due to be recovered in 1995 pursuant to a 1988 settlement agreement will be deferred and recovered in 1996. This investment, net of amortization, is shown on a separate line on the consolidated balance sheets. NEP's net investment in Seabrook 1 since
January 1, 1988, which amounts to approximately $43 million at December 31, 1994, is included under the caption "Utility plant" on the consolidated balance sheet and is being recovered over 37 years.

Note D - Yankee Atomic Nuclear Power Station

NEP has a 30 percent ownership interest in Yankee Atomic Electric Company (Yankee Atomic), which owns a 185 MW nuclear generating station in Rowe, Massachusetts. The station began commercial service in 1960. At December 31, 1994, NEP's investment in Yankee Atomic was approximately $7 million. In February 1992, the Yankee Atomic board of directors decided to permanently cease power operation of, and in time decommission, the facility.

In March 1993, the FERC approved a settlement agreement that allows Yankee Atomic to recover all but $3 million of its approximately $50 million remaining investment in the plant over the period extending to July 2000, when the plant's Nuclear Regulatory Commission (NRC) operating license would have expired. Yankee Atomic recorded the $3 million before-tax write-down in 1992. The settlement agreement also allows Yankee Atomic to earn a return on the unrecovered balance during the recovery period and to recover other costs, including an increased level of decommissioning costs, over this same period. Decommissioning cost recovery increased from $6 million per year to $27 million per year for the period 1993 to 1995. In the fourth quarter of 1994, Yankee announced a new decommissioning cost estimate that, subject to approval by the FERC, would increase billings to NEP by an additional $11 million per year through July 2000.

NEP has recorded an estimate of its entire future payment obligations to Yankee Atomic as a liability on its balance sheet and an offsetting regulatory asset reflecting its expected future rate recovery of such costs. This liability and related regulatory asset amounted to approximately $122 million each at December 31, 1994, and are included on separate lines in the consolidated balance sheet.

Note E - Commitments and contingencies

1. Plant expenditures

The NEES subsidiaries' utility plant expenditures are estimated to be $325 million in 1995. At December 31, 1994, substantial commitments had been made relative to future planned expenditures.

2. Natural gas pipeline capacity

In connection with NEP's efforts to reduce sulfur dioxide emissions and repower generating units, NEP has signed several contracts for natural gas pipeline capacity and gas supply. These agreements require minimum fixed payments. NEP's minimum net payments are currently estimated to be approximately $65 million in 1995 and $70 million per year during 1996 to 1999.

As part of a rate settlement, NEP is recovering 50 percent of the fixed pipeline capacity payments through its current fuel clause and deferring the recovery of the remaining 50 percent until the Manchester Street repowering project is completed. NEP has deferred payments of approximately $38 million as of December 31, 1994 (see Note A-8). NEP has been using a portion of this capacity to sell natural gas, the proceeds from which have been passed to customers through NEP's fuel clause.

3. Hazardous waste

The Federal Comprehensive Environmental Response, Compensation and
Liability Act, more commonly known as the "Superfund" law, imposes strict, joint and several liability, regardless of fault, for remediation of property contaminated with hazardous substances. A number of states, including Massachusetts, have enacted similar laws.

The electric utility industry typically utilizes and/or generates in its operations a range of potentially hazardous products and by-products. NEES subsidiaries currently have in place an environmental audit program intended to enhance compliance with existing federal, state, and local requirements regarding the handling of potentially hazardous products and by-products.

NEES and/or its subsidiaries have been named as a potentially responsible party (PRP) by either the U.S. Environmental Protection Agency (EPA) or the Massachusetts Department of Environmental Protection for 22 sites at which hazardous waste is alleged to have been disposed. Private parties have also contacted or initiated legal proceedings against NEES and certain subsidiaries regarding hazardous waste cleanup. The most prevalent types of hazardous waste sites with which NEES and its subsidiaries have been associated are manufactured gas locations. (Until the early 1970s, NEES was a combined electric and gas holding company system.) NEES is aware of approximately 40 such locations (including seven of the 22 locations for which NEES companies are PRPs) mostly located in Massachusetts. NEES and its subsidiaries are currently aware of other sites, and may in the future become aware of additional sites, that they may be held responsible for remediating.

NEES has been notified by the EPA that it is one of several PRPs for cleanup of the Pine Street Canal Superfund site in Burlington, Vermont, at which coal tar and other materials were deposited. Between 1931 and 1951, NEES and its predecessor owned all of the common stock of Green Mountain Power Corporation (GMP). Prior to, during, and after that time, gas was manufactured at the Pine Street Canal site by GMP. In 1989, NEES was one of 14 parties required to pay the EPA's past response costs related to this site. NEES remains a PRP for ongoing and future response costs. In November 1992, the EPA proposed a cleanup plan estimated by the EPA to cost $50 million. In June 1993, the EPA withdrew this cleanup plan in response to public concern about the plan and its cost. It is uncertain at this time what the cost of any ultimate cleanup plan will be or what NEES's share of such costs will be.

In 1993, the Massachusetts Department of Public Utilities approved a rate agreement filed by Massachusetts Electric that allows for remediation costs of former manufactured gas sites and certain other hazardous waste sites located in Massachusetts to be met from a non-rate recoverable interest-bearing fund of $30 million established on Massachusetts Electric's books. Rate recoverable contributions of $3 million, adjusted for inflation, are added to the fund annually in accordance with the agreement. Any shortfalls in the fund would be paid by Massachusetts Electric and be recovered through rates over seven years. The resolution of the issue of rate recovery resulted in a one-time increase to fourth quarter 1993 earnings of $11 million due to the reversal of a portion of previously established hazardous waste reserves.

Predicting the potential costs to investigate and remediate hazardous waste sites continues to be difficult. There are also significant uncertainties as to the portion, if any, of the investigation and remediation costs of any particular hazardous waste site that may ultimately be borne by NEES or its subsidiaries. Where appropriate, the NEES companies intend to seek recovery from their insurers and from other PRPs, but it is uncertain whether and to what extent such efforts would be successful. At December 31, 1994, NEES had total reserves for environmental response costs of $45 million and a related regulatory asset of $13 million. NEES believes that hazardous waste liabilities for all sites of which it is aware, and which are not covered by a rate agreement, will not be material to its financial position.

4. Nuclear insurance

The Price-Anderson Act limits the amount of liability claims that would have to be paid in the event of a single incident at a nuclear plant to $8.9 billion (based upon 110 licensed reactors). The maximum amount of commercially available insurance coverage to pay such claims is only $200 million. The remaining $8.7 billion would be provided by an assessment of up to $79.3 million per incident levied on each of the nuclear units in the United States, subject to a maximum assessment of $10 million per incident per nuclear unit in any year. The maximum assessment, which was most recently calculated in 1993, is to be adjusted at least every five years to reflect inflationary changes. NEP's current interest in the Yankees (excluding Yankee Atomic), Millstone 3, and Seabrook 1 would subject NEP to a $58.0 million maximum assessment per incident. NEP's payment of any such assessment would be limited to a maximum of $7.3 million per incident per year. As a result of the permanent cessation of power operation of the Yankee Atomic plant, Yankee Atomic has received from the NRC a partial exemption from obligations under the Price-Anderson Act. However, Yankee Atomic must continue to maintain $100 million of commercially available nuclear insurance coverage.

Each of the nuclear units in which NEP has an ownership interest also carries nuclear insurance to cover the costs of property damage, decontamination or premature decommissioning and workers' claims resulting from a nuclear incident. These policies may require additional premium assessments if losses relating to nuclear incidents at units covered by this insurance occurring in a prior six year period exceed the accumulated funds available. NEP's maximum potential exposure for these assessments, either directly, or indirectly through purchased power payments to the Yankees, is approximately $17 million per year.

5. Long-term contracts for the purchase of electricity

NEP purchases a portion of its electricity requirements pursuant to long-term contracts with owners of various generating units. These contracts expire in various years from 1995 to 2029.

Certain of these contracts require NEP to make minimum fixed payments, even when the supplier is unable to deliver power, to cover NEP's proportionate share of the capital and fixed operating costs of these generating units. The majority of the payments under these contracts are to the Yankees (excluding Yankee Atomic-see Note D) and OSP, entities in which NEES subsidiaries hold ownership interests. The fixed portion of payments under these contracts totaled $190 million in 1994 and $220 million in 1993 and 1992. These contracts have minimum fixed payment requirements of $215 million in 1995, $195 million in 1996, $190 million in 1997 and 1998, $185 million in 1999, and approximately $2 billion thereafter.

NEP's other contracts, principally with non-utility generators, require NEP to make payments only if power supply capacity and energy are deliverable from such suppliers. NEP's payments under these contracts amounted to $210 million in 1994 and 1993 and $200 million in 1992.

6. Purchased power contract dispute

In October 1994, NEP was sued by Milford Power Limited Partnership (MPLP), a venture of Enron Corporation and Jones Capital that owns a 149 MW gas-fired power plant in Milford, Massachusetts. NEP purchases 56 percent of the power output of the facility under a long-term contract with MPLP. The suit alleges that NEP has engaged in a scheme to cause MPLP and its power plant to fail and has prevented MPLP from finding a long-term buyer for the remainder of the facility's output. The complaint includes allegations that NEP has violated the Federal Racketeer Influenced and Corrupt Organizations Act, engaged in unfair or deceptive acts in trade or commerce, and breached contracts. MPLP seeks compensatory damages in an unspecified amount, as well as treble damages. NEP believes that the allegations of wrongdoing are without merit. NEP has filed counterclaims and crossclaims against MPLP, Enron Corporation, and Jones Capital, seeking monetary damages and termination of the purchased power contract.

MPLP also intervened in a recent NEP rate filing.


Note F - Employee benefits

1.Pension plans

The NEES companies' retirement plans are noncontributory defined-benefit plans covering substantially all employees. The plans provide pension benefits based on the employee's compensation during the five years before retirement. The NEES companies' funding policy is to contribute each year, the net periodic pension cost for that year. However, the contribution for any year will not be less than the minimum required contribution under federal law or greater than the maximum tax deductible amount.

Net pension cost for 1994, 1993, and 1992 included the following components:

Year ended December 31 (thousands of dollars)    1994    1993    1992
                                      -------- ----------------

Service cost-benefits earned during the period$13,715$11,160$10,984
Plus (less):
Interest cost on projected benefit obligation49,06749,34646,171 Return on plan assets at expected long-term
  rate                                (47,281)(45,032) (43,877)
Amortization                            5,781   1,364    1,239
                                      ------- -------  -------
    Net pension cost                  $21,282 $16,838  $14,517

Assumptions used to determine pension cost were:
Discount rate                           7.25%   8.25%    8.50%
Average rate of increase in future compensation
  levels                                4.35%   5.35%    6.70%
Expected long-term rate of return on assets8.75%8.75%    9.00%
                                      ------- -------  -------
    Actual return on plan assets      $ 4,384 $69,208  $38,489

Service cost for 1993 does not reflect costs incurred in connection with an early retirement program offered by the NEES subsidiaries in that year (see Note F-3).

The following table sets forth the plans' funded status at December 31 (millions of dollars):

                           ------------------------------------------------------------
                                              Retirement Plans
                           ------------------------------------------------------------
                                      1994                      1993
                           ----------------------------------------------------------
                            Union   Non-Union Supple-  Union  Non-unionSupple-
                           Employee Employee  mental  EmployeeEmployee mental
                            Plans     Plans   Plans    Plans    Plans  Plans
                           -------- --------  ------- ---------------- -------
Benefits earned

Actuarial present value
 of accumulated benefit
 liability:
   Vested                   $251      $308     $38     $251     $333      $40
   Non-vested                  8         9       -       20        6        -
                            ----      ----    ----     ----     ----     ----
     Total                  $259      $317     $38     $271     $339      $40

Reconciliation of funded status

Actuarial present value of
 projected benefit liability$303      $355     $44     $310     $383      $44
Unrecognized prior service costs(8)     (4)     (5)      (8)      (6)      (4)
SFAS No. 87 transition liability
 not yet recognized (amortized)-        (1)     (5)       -       (1)      (5)
Net gain (loss) not yet
 recognized (amortized)      (13)      (33)      2      (11)     (45)      (2)
Additional minimum liability
 recognized                    -         -       5        -        8        7
                           -----     -----   -----    -----    -----    -----
                             282       317      41      291      339       40

Pension fund assets at fair value293   323       -      302      318        -
SFAS No. 87 transition asset
 not yet recognized (amortized)(13)      -       -      (14)       -        -
                           -----     -----   -----    -----    -----    -----
                             280       323       -      288      318        -
                           -----     -----   -----    -----    -----    -----
Accrued pension/(prepaid)
 payments recorded on books $  2     $  (6)    $41     $  3     $ 21      $40


  The assumed discount rate and the assumed average rate of increase in future compensation levels used to calculate pension cost changed effective January 1, 1995 to 8.25 percent and 4.63 percent, respectively. The expected long-term rate of return on assets used to calculate pension cost was not changed from the level shown in the table above. The plans' funded status at December 31, 1994 was calculated using these revised rates.

  Plan assets are composed primarily of corporate equity, guaranteed investment contracts, debt securities, and cash equivalents.

2.Postretirement benefit plans other than pensions

  In 1993, SFAS No. 106, "Employer's Accounting for Postretirement Benefits Other than Pensions" (PBOPs) went into effect. The NEES subsidiaries provide health care and life insurance coverage to eligible retired employees. Eligibility is based on certain age and length of service requirements and in some cases retirees must contribute to the cost of their coverage.

The total cost of PBOPs for 1994 and 1993 includes the following components:

Year ended December 31 (thousands of dollars)   1994     1993
                                         ----------   ----------

Service cost-benefits earned during the period$ 8,575 $ 8,160
Plus (less):
Interest cost on the accumulated benefit
  obligation                              27,813       30,457
Return on plan assets at expected long-term
  rate                                    (7,821)      (5,089)
Amortization                              18,273       18,418
                                         -------      -------
  Net postretirement benefit cost        $46,840      $51,946
                                         -------      -------
  Actual return on plan assets           $   185      $ 5,249


The following table sets forth benefits earned and the plans' funded status:

At December 31 (millions of dollars)        1994         1993
                                         ----------   ----------

Accumulated postretirement benefit obligation:
Retirees                                    $226         $249
Fully eligible active plan participants       42           23
Other active plan participants                95          130
                                           -----        -----
  Total benefits earned                      363          402
Unrecognized transition obligation          (331)        (350)
Net gain (loss) not yet recognized            43           (7)
                                           -----        -----
                                              75           45

Plan assets at fair value                    109           86
Prepaid postretirement benefit costs
recorded on books                           $ 34         $ 41


                                             1995   1994   1993
                                            ------ ------ ------
Assumptions to determine postretirement
benefit cost:
Discount rate                               8.25%  7.25%  8.25%
Expected long-term rate of return on assets 8.50%  8.50%  8.50%
Health care cost rate - 1994 and 1993         -   11.00% 12.00%
Health care cost rate - 1995 to 2004        8.50%  8.50%  9.50%
Health care cost rate - 2005 and beyond     6.25%  6.25%  7.25%

The plans' funded status at December 31, 1994 and 1993 presented above was calculated using the assumed rates in effect for 1995 and 1994, respectively.

The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed rates by 1 percent in each year would increase the accumulated postretirement benefit obligation as of December 31, 1994 by approximately $54 million and the net periodic cost for the year 1994 by approximately $7 million.

The NEES subsidiaries fund the annual tax deductible contributions. Plan assets are invested in equity and debt securities and cash equivalents.

Prior to 1993, NEES subsidiaries recorded the cost of PBOPs when paid.
These costs amounted to approximately $13 million in 1992. Each of the NEES subsidiaries has been permitted to recover amounts on either a current and/or deferred basis, which are expected to at least equal the amounts calculated in accordance with this new accounting standard. Adoption of this new accounting standard did not have a significant impact on net income.

3.1993 Early retirement and special severance programs

In February 1993, NEES subsidiary companies offered a voluntary early retirement program to non-union employees who were at least 55 years old with 10 years of service. This program was part of an organizational review with the goal of streamlining operations and reducing the work force. The early retirement offer was accepted by 344 employees. A special severance program was also announced in February 1993 for employees affected by the organizational review, but who were not eligible for, or did not accept, the early retirement offer. NEES subsidiaries recorded in the first quarter a one-time charge to 1993 earnings of approximately $18 million, after tax ($28 million, before tax), to reflect the cost of the early retirement and special severance programs which consisted principally of pension benefits.

Note G - Short-term borrowings

At December 31, 1994, NEES and its consolidated subsidiaries had lines of credit and standby bond purchase facilities with banks totaling $663 million. These lines and facilities were used at December 31, 1994 for $2 million of direct borrowings, and for liquidity support for $232 million of commercial paper borrowings and $342 million of NEP mortgage bonds in tax-exempt commercial paper mode (see Note H). Fees are paid on the lines and facilities in lieu of compensating balances. The weighted average rate on outstanding short-term borrowings was 6.1 percent at December 31, 1994. The fair value of the NEES subsidiaries' short-term debt equals carrying value.

Note H - Long-term debt

Substantially all the properties of NEP, Massachusetts Electric, and Narragansett are subject to the lien of mortgage indentures under which mortgage bonds have been issued.

The aggregate payments to retire maturing long-term debt are as follows:

(thousands of dollars)      1995    1996    1997    1998    1999
                         ------- --------------- -------- -------

Maturing long-term debt $35,000$10,000 $ 65,500$ 60,000 $33,000
Mandatory prepayments:
Hydro-Transmission Companies11,52011,520 11,520  11,520  11,520
Granite State Electric Company3,4001,000
NEEI                     16,000 75,000   75,000  50,000
                        -------------- ---------------- -------
  Total                 $65,920$97,520 $152,020$121,520 $44,520


The terms of $342 million of variable rate pollution control revenue bonds collateralized by NEP mortgage bonds require NEP to reacquire the bonds under certain limited circumstances. At December 31, 1994, interest rates on NEP's variable rate bonds ranged from 3.30 percent to 5.60 percent. Also, at December 31, 1994, interest rates on NEEI's debt ranged from 5.94 percent to
7.00 percent. NEP and the retail subsidiaries have issued $56 million of long-term debt to date in 1995 at interest rates ranging from 7.79 percent to
8.45 percent.

At December 31, 1994, the NEES subsidiaries' long-term debt had a carrying value of approximately $1,586,000,000 and had a fair value of approximately $1,555,000,000. To estimate fair value, the carrying amount was used for debt that reprices frequently at market rates because the carrying amount is a reasonable estimate of fair value. For all other debt, the fair market value of the NEES subsidiaries' long-term debt was estimated based on the quoted prices for similar issues or on the current rates offered to the NEES companies for debt of the same remaining maturity.

Report of Management

The management of New England Electric System is responsible for the integrity of the consolidated financial statements included in this annual report. The financial statements were prepared in accordance with generally accepted accounting principles using management's informed best estimates and judgments where appropriate to fairly present the financial condition of the NEES companies and their results of operations. The information included elsewhere in this report is consistent with the financial statements.

The NEES companies maintain an accounting system and system of internal controls which are designed to provide reasonable assurance as to the reliability of the financial records, the protection of assets, and the prevention of any material misstatement of the financial statements. The NEES companies' accounting controls have been designed to provide reasonable assurance that errors or irregularities, which could be material to the financial statements, are prevented or detected by employees within a timely period as they perform their assigned functions. The NEES companies' internal auditing staff independently assesses the effectiveness of internal controls and recommends improvements when appropriate.

Coopers & Lybrand L.L.P., the NEES companies' independent accountants, are engaged to audit and express their opinion on the financial statements. Their audit includes a review of internal controls to the extent required by generally accepted auditing standards.

The Audit Committee, composed solely of outside directors, meets periodically with management, the internal auditor, and the independent accountants to ensure that each is carrying out its responsibilities and to discuss auditing, internal accounting control, and financial reporting matters. Both the internal auditor and the independent accountants have free access to the Audit Committee, without management present, to discuss the results of their audit work.

/s/ John W. Rowe                     /s/ Alfred D. Houston

John W. Rowe                         Alfred D. Houston
President and                        Executive Vice President
Chief Executive Officer              and Chief Financial Officer

Report of Independent Accountants

To the Board of Directors and Shareholders of New England Electric System:

We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of New England Electric System and subsidiaries (the Company) as of December 31, 1994 and 1993 and the related consolidated statements of income, retained earnings and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 1994 and 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

Boston, Massachusetts                           /s/ COOPERS & LYBRAND L.L.P.
February 27, 1995

Shareholder Information

New England Electric System
common shares



                          1994                    1993
                 ---------------------------------------------------
                    Price range           Price range
                 ----------------Dividend---------------Dividend
                  High    Low   declared High     Low  declared
                 -------------- --------------- ---------------

First quarter    $39    $35-1/8 $.56    $42-1/4 $36-7/8  $.54
Second quarter   $37-5/8$31-1/2 $.57-1/2$42-7/8 $39-3/8  $.56
Third quarter    $34    $28-7/8 $.57-1/2$43-3/8 $40-3/4  $.56
Fourth quarter   $32 7/8$29 1/2 $.57 1/2$42     $37      $.56

The total number of shareholders at December 31, 1994 was 54,593.

Selected quarterly financial information (unaudited)


(thousands of dollars)  1st quarter  2nd quarter 3rd quarter4th quarter*
                        -----------  ----------  ----------------------
1994
Operating revenue        $576,906   $517,078     $591,633   $557,412
Operating income         $ 91,862   $ 57,716     $ 84,354   $ 62,564
Net income               $ 69,273   $ 33,584     $ 58,851   $ 37,718
Net income per average share$   1.07$    .51     $    .91   $    .58

1993
Operating revenue        $579,490   $518,136     $576,644   $559,708
Operating income         $ 80,711   $ 46,046     $ 82,498   $ 93,688
Net income               $ 53,586    $19,146     $ 55,531   $ 61,960
Net income per average share$    .82$    .30     $    .85   $    .96

*See Notes A-2 and E-3 for discussion of items that increased 1993 fourth quarter earnings.

Shareholder services

 Shareholders may direct questions or acquire additional information about shareholder records, quarterly dividend payments, or address changes by contacting a shareholder services representative. The following services are available to shareholders who have shares registered in their own name: direct deposit of dividends, automatic investments, dividend reinvestment, and safekeeping of certificated shares.

New England Electric System
Shareholder Services Department
Post Office Box 770
Westborough, Massachusetts 01581-0770
Toll-Free Number: 1-800-466-7215
Local Number: 508-389-2699


Dividends on common shares

Dividends are generally payable on the first business day of January, April, July, and October.

Transfer agent

Questions about the transfer of certificate shares should be directed to:

Bank of Boston, Transfer Processing
Post Office Box 644, Mail Stop 45-01-05
Boston, Massachusetts 02102-0644
617-575-3120


Stock exchange listings

New York Stock Exchange
Boston Stock Exchange

Trading symbol

NES

Annual meeting notice

The annual meeting of New England Electric System will be held at Lowell Memorial Auditorium, Lowell, Massachusetts, on April 25, 1995, at 10:30 a.m.

Form 10K and Statistical Report

Copies of the annual report on Form 10K to the Securities and Exchange Commission and a Statistical Report for 1994 can be obtained, free of charge, by writing to:

New England Electric System
Investor Relations
25 Research Drive
Westborough, Massachusetts 01582

The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an Agreement and Declaration of Trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which, as amended, has been filed with the Secretary of The Commonwealth of Massachusetts. Any agreement, obligation, or liability made, entered into, or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer, or agent thereof assumes or shall be held to any liability therefor.

This report is not to be considered as an offer to sell or buy or solicitation of an offer to sell or buy any security.

System Directors
As of December 31, 1994

Joan T. Bok
Chairman of the Board
New England Electric System
Westborough, Massachusetts

Corporate Responsibility Committee
Executive Committee


Paul L. Joskow
Professor of Economics and Management
Massachusetts Institute of Technology
Cambridge, Massachusetts

Audit Committee


John M. Kucharski
Chairman, President, and Chief Executive Officer
EG&G, Inc.
Wellesley, Massachusetts

Compensation Committee


Edward H. Ladd
Chairman
Standish, Ayer & Wood, Inc., Investment counselors
Boston, Massachusetts

Executive Committee


Joshua A. McClure
Former President
American Custom Kitchens, Inc.
Providence, Rhode Island

Corporate Responsibility Committee


Malcolm McLane
Of Counsel
Orr & Reno, P.A., Attorneys
Concord, New Hampshire

Audit Committee


Felix A. Mirando, Jr.
Private investor
Osterville, Massachusetts

Compensation Committee


John W. Rowe
President and Chief Executive Officer
New England Electric System
Westborough, Massachusetts

Corporate Responsibility Committee
Executive Committee

George M. Sage
President and Treasurer
Bonanza Bus Lines, Inc.
Providence, Rhode Island

Compensation Committee
Executive Committee


Charles E. Soule
President and Chief Executive Officer
Paul Revere Insurance Group
Worcester, Massachusetts

Audit Committee


Anne Wexler
Chairman
The Wexler Group, Management consultants
Washington, D. C.

Corporate Responsibility Committee
Executive Committee


James Q. Wilson
Professor of Management
University of California at Los Angeles

Corporate Responsibility Committee


James R. Winoker
Chief Executive Officer
Belvoir Properties, Inc.,
Providence, Rhode Island

Audit Committee
Compensation Committee


System Officers
As of December 31, 1994

John W. Rowe
President and Chief Executive Officer

Alfred D. Houston
Executive Vice President and Chief Financial Officer

Frederic E. Greenman
Senior Vice President, General Counsel, and Secretary

John W. Newsham
Vice President

Richard P. Sergel
Vice President

Jeffrey D. Tranen
Vice President

Michael E. Jesanis
Treasurer

System Subsidiaries

Massachusetts Electric Company
25 Research Drive, Westborough, Massachusetts 01582
John H. Dickson, President

The Narragansett Electric Company
280 Melrose Street, Providence, Rhode Island 02901
Robert L. McCabe, President

Granite State Electric Company
407 Miracle Mile, Suite 1, Lebanon, New Hampshire 03766
Lydia M. Pastuszek, President

New England Power Company
25 Research Drive, Westborough, Massachusetts 01582

Narragansett Energy Resources Company
280 Melrose Street, Providence, Rhode Island 02901

New England Electric Resources, Inc.
25 Research Drive, Westborough, Massachusetts 01582
John L. Levett, President

New England Electric Transmission Corporation
407 Miracle Mile, Suite 1, Lebanon, New Hampshire 03766

New England Energy Incorporated
25 Research Drive, Westborough, Massachusetts 01582

New England Hydro-Transmission Corporation
407 Miracle Mile, Suite 1, Lebanon, New Hampshire 03766

New England Hydro-Transmission Electric Company, Inc.
25 Research Drive, Westborough, Massachusetts 01582

New England Power Service Company
25 Research Drive, Westborough, Massachusetts 01582


[LOGO OF RECYCLED PAPER APPEARS HERE]

New England Electric System
25 Research Drive
Westborough, Massachusetts 01582
Telephone 508-366-9011

Appendix of Graphic and Image Material Appearing in New England
Electric System 1994 Annual Report

1. The cover contains images of a canoe, a pen, a mortarboard, and a lighthouse.

2. Foldout inside cover contains a map of New England and indicates service areas and generating facilities.

3. The financial highlights page contains a graph comparing 1994 Return on Equity percentages for New England Electric System 12.7%, the median of U.S. Electric Utilities 11.4%, and the median of New England/New York Electric Utilities 11.04%.

4. Pictures of Joan T. Bok, Chairman of the Board, and John W.
   Rowe, President and Chief Executive Officer, appear on the pages of the letter to shareholders.

5. A picture of a mortarboard and a picture of Douglas Smith, senior technical representative, appear in the Customer
   Focus section.

6. A picture of a lighthouse and a picture of Paul Stasiuk, senior analyst, appear in the Competitive Marketplace section.

7. A picture of a canoe and a picture of Paula Hamel, senior environmental engineer, appear in the Environment section.

8. A picture of a fountain pen and a picture of Masheed Hegi, consulting engineer, appear in the New Rules section.

9. The following graphs appear in the Financial Review Section:

   a. Earnings per average share: $2.77 in 1991, $2.85 in 1992, $2.93 in 1993, and $3.07 in 1994.

   b.   The annual rate of dividends declared per share:  $2.08
        in 1991, $2.16 in 1992, $2.24 in 1993, and $2.30 in
        1994.

   c. Percentage growth in kilowatt hour sales to ultimate customers: negative 1.2% in 1991, 0.4% in 1992, 1.4%
        in 1993, and 1.6% in 1994.

   d. Customers served per employee: 227 in 1991, 236 in 1992, 259 in 1993, and 261 in 1994.

   e.   1994 New England Electric System energy mix:  31% coal,
        10% oil, 19% nuclear, 12% hydro, 6% renewables, and 16% gas.

   f. 1994 Distribution of Revenue: 24% Fuel, 9% Purchased Power (excluding fuel), 11% Wages and Benefits, 18% other O&M, 13% Depreciation and Amortization, 11% Taxes, 5% Interest and Preferred Dividends, 9% Earnings
        - Common Shares.

   g.   1994 Revenue by Sales Classification:  43% residential,
        32% small and medium commercial and industrial, 20% large commercial and industrial with SED contracts, and 5% large commercial and industrial without SED contracts.

   h.   Diverse Regulation - percent of 1994 electric revenue:
        73% Federal Energy Regulatory Commission, 19%
        Massachusetts, 7% Rhode Island, and 1% New Hampshire.