Form 10-K405/A, Exhibit 13
period 1994-12-31
NEW ENGLAND ELECTRIC SYSTEM; MASSACHUSETTS ELECTRIC CO; NARRAGANSETT ELECTRIC CO; NEW ENGLAND POWER CO
filed 1995-06-22
CIK 71297, 63073, 69659, 71337

ANNUAL REPORT 1994
NEW ENGLAND POWER COMPANY


A Subsidiary of
New England Electric System

























                                                    [LOGO]   New England Power
                                         A New England Electric System company

NEW ENGLAND POWER COMPANY
25 Research Drive
Westborough, Massachusetts 01582


Directors
(As of December 31, 1994)

Joan T. Bok                           John W. Newsham
Chairman of the Board of New          Executive Vice President of the Company
England Electric System               and Vice President of New England
                                      Electric System
Frederic E. Greenman
Vice President, General Counsel,      John W. Rowe
and Assistant Clerk of the Company    Chairman of the Company and President
and Senior Vice President, General    and Chief Executive Officer of New
Counsel, and Secretary of New         England Electric System
England Electric System
                                      Jeffrey D. Tranen
Alfred D. Houston                     President of the Company and Vice
Executive Vice President and Chief    President of New England Electric System
Financial Officer of New England
Electric System


Officers
(As of December 31, 1994)

John W. Rowe                          John F. Malley
Chairman of the Company and           Vice President
President and Chief Executive
Officer of New England Electric       Arnold H. Turner
System                                Vice President

Jeffrey D. Tranen                     Jeffrey W. VanSant
President of the Company and Vice     Vice President
President of New England Electric
System                                Michael E. Jesanis
                                      Treasurer of the Company and of New
John W. Newsham                       England Electric System
Executive Vice President of the
Company and Vice President of New     Robert King Wulff
England Electric System               Clerk of the Company and of certain
                                      affiliates
Lawrence E. Bailey
Vice President                        John G. Cochrane
                                      Assistant Treasurer of the Company and
Jeffrey A. Donahue                    of an affiliate
Vice President
                                      Kirk L. Ramsauer
Frederic E. Greenman                  Assistant Clerk of the Company and of an
Vice President, General Counsel, and  affiliate
Assistant Clerk of the Company and
Senior Vice President, General        Howard W. McDowell
Counsel, and Secretary of New         Controller of the Company and of certain
England Electric System               affiliates


Transfer Agent and Dividend Paying Agent of Preferred Stock
Bank of Boston, Boston, Massachusetts

Registrar of Preferred Stock
State Street Bank and Trust Company, Boston, Massachusetts

This report is not to be considered an offer to sell or buy or solicitation of an offer to sell or buy any security.

NEW ENGLAND POWER COMPANY

     New England Power Company, a wholly-owned subsidiary of New England Electric System, is a Massachusetts corporation and is qualified to do business in Massachusetts, New Hampshire, Rhode Island, Connecticut, Maine, and Vermont. The Company is subject, for certain purposes, to the jurisdiction of the regulatory commissions of these six states, the Securities and Exchange Commission and the Federal Energy Regulatory Commission. The Company's business is principally that of generating, purchasing, transmitting, and selling electric energy in wholesale quantities to other electric utilities, principally its affiliates, Granite State Electric Company, Massachusetts Electric Company, and The Narragansett Electric Company. In 1994, 94 percent of the Company's revenue from the sale of electricity was derived from sales for resale to affiliated companies and 6 percent from sales for resale to municipal and other utilities.

     The Company, through its own generating units, entitlements and purchase power contracts, has a total capability of 5,533 megawatts. In 1994, the Company's energy mix was 37 percent coal, 19 percent nuclear, 16 percent gas, 12 percent hydro, 10 percent oil, and 6 percent renewable non-utility generation.

     The Company is a member of the New England Power Pool, which provides for the coordination of the planning and operation of the generation and transmission facilities in New England, and the region-wide central dispatch of generation.

Report of Independent Accountants

New England Power Company, Westborough, Massachusetts:

     We have audited the accompanying balance sheets of New England Power Company (the Company), a wholly-owned subsidiary of New England Electric System, as of December 31, 1994 and 1993 and the related statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1994 and 1993, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

Boston, Massachusetts                             COOPERS & LYBRAND L.L.P.
February 27, 1995

NEW ENGLAND POWER COMPANY
Financial Review

Overview

     Net income increased by $8 million in 1994 compared with 1993, reflecting decreased purchased power charges excluding fuel, lower interest expense and increased allowance for funds used during construction. The decrease in purchased power was due to overhauls and refueling shutdowns of partially-owned nuclear power suppliers in 1993. In addition, earnings in 1993 were reduced by a one-time after-tax charge of $6 million ($10 million before tax) associated with an early retirement program. Partially offsetting these increases in 1994 earnings were increased operation and maintenance expenses and the reimbursement of certain power plant dismantlement costs through revenue credits to The Narragansett Electric Company (Narragansett), an affiliate.

     Net income increased by $7 million in 1993, primarily as a result of increased revenues attributable to increased peak-demands for electricity in the summer of 1993, lower costs of scheduled overhauls at thermal generating units in 1993, and reduced interest costs achieved through debt refinancings. The increased earnings were partially offset by the one-time charge in connection with the early retirement program discussed above as well as increases in operation and maintenance expenses.

Rate Activity

     In February 1995, the Federal Energy Regulatory Commission (FERC) approved a rate agreement filed by the Company. Under the agreement, which is effective January 1995, the Company's base rates will be frozen until 1997. Before this rate agreement, the Company's rate structure contained two surcharges which were recovering the costs of a coal conversion project and a portion of the Company's investment in the Seabrook 1 nuclear unit (Seabrook 1). Under the rate agreement, these two surcharges, which were due to expire in mid-1995, will be rolled into base rates. The agreement also provides for the costs resulting from the Manchester Street Station repowering project, which is expected to be completed in late 1995, to be included in rate base, without a rate increase (see "Utility Plant Expenditures and Financings" section). In addition, the agreement allows the Company to recover approximately $50 million of deferred costs associated with terminated purchased power contracts and postretirement benefits other than pensions (PBOPs) over seven years. The agreement also provides for full current recovery of PBOP costs commencing in 1995. The agreement further provides for the recovery over three years of $27 million of costs related to the dismantling of a retired Narragansett generating station and the replacement of a turbine rotor at one of the Company's generating units. The agreement also increases the Company's recovery of depreciation expense by approximately $8 million annually to recognize costs associated with the eventual dismantling of its Brayton Point and Salem Harbor generating plants.

     Under the agreement, approximately $15 million of the $38 million in Seabrook 1 costs due to be recovered in 1995 pursuant to a 1988 settlement agreement will be deferred and recovered in 1996. The agreement further allows for deferral of additional purchased power contract termination costs and any increases in nuclear decommissioning payments for recovery in future rates. Yankee Atomic Electric Company, of which the Company is a 30 percent owner, recently announced a new decommissioning cost estimate, which, if approved by the FERC, would increase annual billings to the Company by $11 million, beginning in late 1995 and ending in July 2000. (See Note C-1 of the "Notes to Financial Statements" for a discussion of a 1995 shutdown of the Maine Yankee nuclear unit.)

     The settlement rates provide for approximately $24 million in revenues in 1996 to complete the amortization of pre-1988 Seabrook 1 costs and the costs associated with the cancelled Seabrook 2 nuclear unit. To the extent the settlement rates stay in effect beyond 1996, the agreement provides that these revenues be applied first to accelerate recovery of deferred PBOP costs, and then to additional amortization of the Company's investment in the Millstone 3 nuclear unit.

     Finally, the agreement provided that the Company would reimburse its wholesale customers for approximately $15 million of discounts provided by these customers under service extension discount programs. Under these programs, retail customers are entitled to such discounts only if they have signed an agreement not to purchase power from another supplier or generate any additional power themselves for a three to five year period.

     The FERC's approval of this rate agreement applies to all of the Company's customers except the Town of Norwood, Massachusetts and the Milford Power Limited Partnership (MPLP), who intervened in the rate case. A separate hearing will be conducted to determine the appropriate rate to charge these two parties, who represent less than 2 percent of the Company's sales.

Operating Revenue

     The following table summarizes the changes in operating revenue:

                 Increase (Decrease) in Operating Revenue
                 ----------------------------------------
(In Millions)                                           1994        1993
- -------------                                           ----        ----

Sales growth                                             $10         $17
Narragansett integrated facilities credit
  (excluding fuel)                                        (6)         11
Rate changes                                               -           3
Fuel recovery                                             (6)         (4)
Accrued NEEI fuel revenues                                (7)         (8)
Other                                                      1          (1)
                                                         ---         ---
                                                         $(8)        $18
                                                         ===         ===

     The entire output of Narragansett's generating capacity is made available to the Company. Narragansett receives a credit on its purchased power bill from the Company for its fuel costs and other generation and transmission-related costs. The increased credit in 1994 reflects increased dismantlement costs being incurred on Narragansett's previously retired South Street generating facility. The decrease in the credit in 1993 shown in the table above reflects reduced non-fuel related credits due to the mid-1992 sale by Narragansett to the Company of 90 percent of its ownership interest in the Manchester Street Station (see "Utility Plant Expenditures and Financings" section).

     Accrued New England Energy Incorporated (NEEI) fuel revenues and accrued NEEI fuel costs (see "Operating Expenses" section) reflect losses incurred by NEEI, an affiliate of the Company, on its rate-regulated oil and gas operations. These revenues are accrued in the year of the loss but are billed to the Company's customers through its fuel adjustment clause in the following year. Changes in accrued NEEI fuel revenues and fuel costs are principally due to fluctuations in NEEI production (see "Fuel Supply" section).

Operating Expenses

     The following table summarizes the changes in total operating expenses discussed below:

                 Increase (Decrease) in Operating Expenses
                 -----------------------------------------
(In Millions)                                           1994        1993
- ------------                                            ----        ----

Fuel costs                                               $(7)        $(3)
Accrued NEEI fuel costs                                   (7)         (8)
Purchased energy excluding fuel                          (11)         (2)
Other operation and maintenance                           18          13
Depreciation and amortization                              6           4
Taxes                                                      5          15
                                                         ---         ---
                                                         $ 4         $19
                                                         ===         ===

     Total fuel costs represent fuel for generation and the portion of purchased electric energy permitted to be recovered through the Company's fuel adjustment clause.

     Purchased energy excluding fuel represents the remainder of purchased electric energy costs. The 1994 decrease in purchased energy excluding fuel was primarily due to overhauls and refueling shutdowns of partially-owned nuclear power suppliers in 1993.

     The increase in other operation and maintenance expense in 1994 reflects increases in generating plant maintenance costs associated with overhauls of wholly-owned generating units in part to achieve compliance with the Clean Air Act. The increase also reflects cost increases in computer system development, increased demand-side management program expenses, and general increases in other areas. These increases were partially offset by a one-time charge in 1993 of $10 million associated with an early retirement program.

     The increase in other operation and maintenance expense in 1993 primarily reflects the previously mentioned early retirement program costs, $2 million associated with the adoption of a new accounting standard for postemployment benefits, increased computer systems development costs, and general increases in other areas. These increases were partially offset by an $8 million decrease in generating plant maintenance costs.

     The increases in depreciation and amortization expense in 1994 and 1993 primarily reflect increased amortization of Seabrook 1 as part of a 1988 rate settlement and increased depreciation on new plant expenditures. The increase in 1993 was partially offset by a decrease in depreciation as a result of new lower depreciation rates established in a prior rate case, which went into effect in March 1992.

     The increase in taxes in 1994 and 1993 primarily reflects increased income taxes and municipal property taxes. The increase in income taxes in 1993 also includes the effects of the 1993 increase in the federal income tax rate from 34 percent to 35 percent.

Interest Expense

     The decreases in interest expense in 1994 and 1993 are primarily due to significant refinancings of corporate debt at lower interest rates during 1993 and 1992. In addition, the decrease in 1994 also reflects reduced interest on rate refunds and taxes primarily in the fourth quarter, partially offset by increased interest on short-term debt.

Allowance for Funds Used During Construction (AFDC)

     AFDC increased in 1994 and 1993 due to increased construction work in progress associated with the repowering of the Manchester Street Station (see "Utility Plant Expenditures and Financings" section).

Fuel Supply

     NEEI is engaged in domestic oil and gas exploration, development, and production. NEEI operates under an intercompany pricing policy (Pricing Policy) with the Company which was approved by the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935. The Pricing Policy requires the Company to purchase all fuel meeting its specifications offered to it by NEEI. Due to precipitate declines in oil and gas prices, NEEI has incurred operating losses since 1986, and expects to incur substantial additional losses in the future. These losses are being passed on to the Company under the Pricing Policy. The Company is allowed to recover these losses from its customers under the Company's 1988 FERC rate settlement, which covered all costs incurred by or resulting from commitments made by NEEI through March 1, 1988. Other subsequent costs incurred by NEEI are subject to normal regulatory review.

Hazardous Waste

     The Federal Comprehensive Environmental Response, Compensation and Liability Act, more commonly known as the "Superfund" law, imposes strict, joint and several liability, regardless of fault, for remediation of property contaminated with hazardous substances. A number of states, including Massachusetts, have enacted similar laws.

     The electric utility industry typically utilizes and/or generates in its operations a range of potentially hazardous products and by-products. New England Electric System (NEES) subsidiaries currently have in place an environmental audit program intended to enhance compliance with existing federal, state, and local requirements regarding the handling of potentially hazardous products and by-products.

     The Company has been named as a potentially responsible party (PRP) by either the U.S. Environmental Protection Agency (EPA) or the Massachusetts Department of Environmental Protection for six sites at which hazardous waste is alleged to have been disposed. Private parties have also contacted or initiated legal proceedings against the Company regarding hazardous waste cleanup. The Company is currently aware of other sites, and may in the future become aware of additional sites, that it may be held responsible for remediating.

     Predicting the potential costs to investigate and remediate hazardous waste sites continues to be difficult. There are also significant uncertainties as to the portion, if any, of the investigation and remediation costs of any particular hazardous waste site that may ultimately be borne by the Company. Where appropriate, the Company intends to seek recovery from its insurers and from other PRPs, but it is uncertain whether and to what extent such efforts would be successful. The Company believes that hazardous waste liabilities for all sites of which it is aware will not be material to its financial position.

Electric and Magnetic Fields (EMF)

     In recent years, concerns have been raised about whether EMF, which occur near transmission and distribution lines as well as near household wiring and appliances, cause or contribute to adverse health effects. Numerous studies on the effects of these fields, some of them sponsored by electric utilities (including NEES companies), have been conducted and are continuing. Some of the studies have suggested associations between certain EMF and health effects, including various types of cancer, while other studies have not substantiated such associations. It is impossible to predict the ultimate impact on the Company and the electric utility industry if further investigations were to demonstrate that the present electricity delivery system is contributing to increased risk of cancer or other health problems.

     Many utilities, including the NEES companies, have been contacted by customers regarding a potential relationship between EMF and adverse health effects. To date, no court in the United States has ruled that EMF from electrical facilities cause adverse health effects and no utility has been found liable for personal injuries alleged to have been caused by EMF. In any event, the Company believes that it currently has adequate insurance coverage for personal injury claims.

     Several state courts have recognized a cause of action for damage to property values in transmission line condemnation cases based on the fear that power lines cause cancer. It is difficult to predict what the impact on the Company would be if this cause of action is recognized in the states in which the Company operates and in contexts other than condemnation cases.

     Legislation has been introduced in Massachusetts that, if passed, would require state agencies to study existing EMF-related research and make recommendations for further legislation.

Clean Air Requirements

     Approximately 45 percent of the Company's electricity is produced at eight older thermal generating units in Massachusetts. Six are fueled by coal, one by oil, and one by oil and gas. The federal Clean Air Act requires significant reduction in utility sulfur dioxide (SO2) and nitrogen oxides
(NOx) emissions that result from burning fossil fuels by the year 2000 to reduce acid rain and ground-level ozone (smog).

     The Company is reducing SO2 emissions under Phase 1 of the federal acid rain program that became effective in 1995. The Company is also subject to Massachusetts SO2 and NOx reduction regulations taking effect in 1995. The SO2 and NOx reductions that are being made to meet 1995 Phase 1 requirements have resulted in one-time operation and maintenance costs of $16 million and capital costs of $88 million through December 31, 1994. Additional expenditures in 1995 are expected to be less than $10 million and $30 million, respectively. Depending on fuel prices, the Company also expects to incur up to $5 million annually in increased costs to purchase cleaner fuels to meet SO2 emission reduction requirements.

     All eight of the Company's thermal units will be subject to Phase 2 of the federal and state acid rain regulations that become effective in 2000. The Company believes that the SO2 controls already installed for the 1995 requirements will satisfy the Phase 2 acid rain regulations.

     In connection with the federal ozone emission requirements, state environmental agencies in ozone non-attainment areas are developing a second phase of NOx reduction regulations that would have to be fully implemented by the Company no later than 1999. While the exact costs are not known, the Company estimates that the cost of implementing these regulations would not jeopardize continued operation of its units.

     The generation of electricity from fossil fuel also emits trace amounts of certain hazardous air pollutants and fine particulates. An EPA study of utility hazardous air pollutant emissions will be completed in 1995. The study's conclusions could lead to new emission standards requiring costly controls or fuel restrictions on the Company's plants. At this time, NEES and its subsidiaries cannot estimate the impact the findings of this research might have on the Company's operations.

Purchased Power Contract Dispute

     In October 1994, the Company was sued by Milford Power Limited Partnership (MPLP), a venture of Enron Corporation and Jones Capital that owns a 149 megawatt (MW) gas-fired power plant in Milford, Massachusetts.
The Company purchases 56 percent of the power output of the facility under a long-term contract with MPLP. The suit alleges that the Company has engaged in a scheme to cause MPLP and its power plant to fail and has prevented MPLP from finding a long-term buyer for the remainder of the facility's output. The complaint includes allegations that the Company has violated the Federal Racketeer Influenced and Corrupt Organizations Act, engaged in unfair or deceptive acts in trade or commerce, and breached contracts. MPLP seeks compensatory damages in an unspecified amount, as well as treble damages. The Company believes that the allegations of wrongdoing are without merit. The Company has filed counterclaims and crossclaims against MPLP, Enron Corporation, and Jones Capital, seeking monetary damages and termination of the purchased power contract.

     MPLP also intervened in the Company's rate filing (see "Rate Activity" section).

Competitive Conditions

     The electric utility business is being subjected to increasing competitive pressures, stemming from a combination of trends, including increasing electric rates, improved technologies, and new regulations and legislation intended to foster competition. To date, this competition has been most prominent in the bulk power market in which non-utility generating sources have noticeably increased their market share. For example, since non-utilities were allowed to enter the wholesale generation market, two-thirds of the Company's new generating capability has come from independent generating sources and Hydro-Quebec.

     Since 94 percent of the Company's revenues are from its affiliates that serve retail customers, the Company is affected by increased competition that these affiliates are facing in the retail market. Currently, retail competition includes competition with alternative fuel suppliers (including natural gas companies) for heating and cooling, competition with customer-owned generation to displace purchases from electric utilities, and direct competition among electric utilities to attract major new facilities to their service territories. Electric utilities, including the NEES companies, are under increasing pressure from large commercial and industrial customers to discount rates or face the possibility that such customers might relocate or seek alternate suppliers. Across the country, including the states serviced by the NEES companies, there have been an increasing number of proposals to allow retail customers to choose their electricity supplier, with utilities required to deliver that electricity over their transmission and distribution systems. In Massachusetts, the Massachusetts Division of Energy Resources (DOER) proposed in January 1995 that the Massachusetts Department of Public Utilities (MDPU) modify its regulations to allow retail utility customers to choose a supplier and bid for access to the local utility's transmission and distribution systems in situations where new generating capacity is needed. The NEES companies have indicated their support for the DOER proposal. The Company's Massachusetts retail affiliate has announced plans to propose a limited bidding experiment consistent with the DOER proposal. Also in Massachusetts, the MDPU initiated a proceeding in February 1995 regarding electric industry regulation and structure. In Rhode Island, the Rhode Island Public Utilities Commission has convened a task force of utilities, commercial and industrial customers, regulators, and other interested parties to prepare a report by May 1995 regarding restructuring the industry. In New Hampshire, the New Hampshire Public Utilities Commission is considering the proposal of a new company to sell electricity at retail to large customers in New Hampshire.

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

     The NEES companies are actively responding to current and anticipated competitive pressures in a variety of ways, including cost control and a 1993 corporate reorganization into separate retail and wholesale business units. The wholesale business unit has responded to increased competition by freezing base rates until at least 1997 (wholesale base rates were last raised in March 1992), terminating certain purchased power and gas pipeline contracts, shutting down uneconomic generating stations, and accelerating the recovery of uneconomic assets and other deferred costs. In addition, the Company's wholesale tariff requires its wholesale customers, including NEES's retail subsidiaries, to provide seven years notice before they may terminate the tariff.

     The retail business unit's response to competition includes the EnergyFIT program, which offers comprehensive value-added services for large business customers, intensified business development efforts, including economic development rates and service packages to encourage businesses to locate in the retail companies' service territories, and development of new pricing and service options for customers. Additionally, more than 80 percent of the NEES companies' currently eligible large commercial and industrial customers have signed service extension discount contracts providing for discounts in exchange for agreements requiring three to five years notice before they may change electricity suppliers. As part of their long-term planning process, the NEES companies are from time to time evaluating other strategies, such as business combinations and other forms of restructuring, to better respond to the changing competitive environment.

     Electric utility rates are generally based on a utility's costs. As a result, electric utilities are subject to certain accounting standards that are not applicable to other business enterprises in general. These accounting rules require regulated entities, in appropriate circumstances, to establish regulatory assets and liabilities, which defer the income statement impact of certain costs that are expected to be recovered in future rates. The effects of competition could ultimately cause the operations of the Company, or a portion thereof, to cease meeting the criteria for application of these accounting rules. In such an event, accounting standards applicable to enterprises in general would apply and immediate write-off of any previously deferred costs (regulatory assets) would be necessary in the year in which these criteria were no longer applicable. In addition, if, because of competition, utilities are unable to recover all of their costs in rates, it may be necessary to write off those costs that are not recoverable.

Utility Plant Expenditures and Financings

     Cash expenditures for utility plant totaled $229 million for 1994 including $142 million related to the Manchester Street Station repowering project discussed below. The funds necessary for utility plant expenditures during the period were provided by net cash from operating activities, after the payment of dividends, and proceeds of long-term and short-term debt issues. Cash expenditures for utility plant for 1995 are estimated to be $160 million (including $110 million related to the repowering of Manchester Street Station). Internally generated funds are estimated to provide 90 percent of the Company's 1995 capital expenditure requirements for utility plant. Cash expenditures for utility plant for 1995 are also expected to be funded through the issuance of long-term and short-term debt.

     In 1994, the Company issued $28 million of mortgage bonds at rates ranging from 8.10 percent to 8.53 percent. The Company has issued $25 million of long-term debt to date in 1995 at interest rates ranging from 7.40 percent to 7.94 percent. In addition, the Company has refinanced $10 million of variable rate mortgage bonds to date in 1995. The Company plans to issue an additional $25 million of long-term debt in 1995.

     The Company's major construction project is the repowering of Manchester Street Station, a 140 MW electric generating station in Providence, Rhode Island. Repowering will more than triple the power generation capacity of Manchester Street Station and substantially increase the plant's thermal efficiency. To facilitate financing this project, Narragansett sold a 90 percent interest in the existing station to the Company effective July 1, 1992. The total cost for the generating station, scheduled to be placed in service in late 1995, is estimated to be approximately $520 million, including AFDC. At December 31, 1994, $298 million, including AFDC, had been spent on the generating station ($270 million by the Company). In addition, related transmission improvements, which were principally the responsibility of Narragansett, were placed in service in September 1994 at a cost of approximately $60 million. Substantial commitments have been made relative to future planned expenditures for this project.

     At December 31, 1994, the Company had $146 million of short-term debt outstanding including $129 million in the form of commercial paper borrowings and $17 million of borrowings from affiliates. At December 31, 1994, the Company had lines of credit and bond purchase facilities with banks totaling $490 million which are available to provide liquidity support for commercial paper borrowings and for $342 million of the Company's outstanding variable rate mortgage bonds in tax-exempt commercial paper mode and for other corporate purposes. There were no borrowings under these lines of credit at December 31, 1994.

March 22, 1995

NEW ENGLAND POWER COMPANY

Statements of Income

                                    Year Ended December 31,
                                        (In Thousands)
                             ------------------------------------
                                   1994       1993      1992
                                   ----       ----      ----
Operating revenue, principally from
affiliates                    $1,540,757 $1,549,014 $1,530,875

Operating expenses:
Fuel for generation              260,540    273,347    288,868
Purchased electric energy        513,583    525,985    524,134
Other operation                  196,610    186,087    162,134
Maintenance                      110,528    103,261    114,210
Depreciation and amortization    137,979    131,932    127,733
Taxes, other than income taxes    54,400     51,931     50,828
  Income taxes                               96,596       93,997       79,799
                                         ----------   ----------   ----------
      Total operating expenses            1,370,236    1,366,540    1,347,706
                                         ----------   ----------   ----------
Operating income                            170,521      182,474      183,169

Other income:
  Allowance for equity funds used
    during construction                       9,142        3,252        2,722
  Equity in income of nuclear power
    companies                                 4,816        5,646        6,252
  Other income (expense) - net, including
    related taxes                              (293)        (566)       1,822
                                         ----------   ----------   ----------
      Operating and other income            184,186      190,806      193,965
                                         ----------   ----------   ----------
Interest:
  Interest on long-term debt                 38,711       45,837       59,382
  Other interest                              1,956        5,427        2,071
  Allowance for borrowed funds used
    during construction - credit             (5,854)      (1,926)      (1,639)
                                         ----------   ----------   ----------
      Total interest                         34,813       49,338       59,814
                                         ----------   ----------   ----------
Net income                               $  149,373   $  141,468   $  134,151
                                         ==========   ==========   ==========

Statements of Retained Earnings

                                                Year Ended December 31,
                                                    (In Thousands)
                                         ------------------------------------
                                             1994         1993         1992
                                             ----         ----         ----
Retained earnings at beginning of year   $  346,153   $  321,699   $  293,113
Net income                                  149,373      141,468      134,151
Dividends declared on cumulative
  preferred stock                            (3,440)      (4,883)      (5,591)
Dividends declared on common stock,
  $18.50, $17.25, and $15.50 per share,
  respectively                             (119,323)    (111,261)     (99,974)
Premium on redemption of preferred stock                    (870)
                                         ----------   ----------   ----------
Retained earnings at end of year         $  372,763   $  346,153   $  321,699
                                         ==========   ==========   ==========


The accompanying notes are an integral part of these financial statements.

NEW ENGLAND POWER COMPANY

Balance Sheets

                                                          At December 31,
                                                          (In Thousands)
                                                     ------------------------
                                                        1994          1993
                                                        ----          ----
Assets
Utility plant, at original cost                      $2,524,544    $2,445,702
  Less accumulated provisions for depreciation
    and amortization                                  1,001,393       943,750
                                                     ----------    ----------
                                                      1,523,151     1,501,952
Net investment in Seabrook 1 under rate settlement
  (Note C-2)                                             38,283       103,344
Construction work in progress                           314,777       165,860
                                                     ----------    ----------
      Net utility plant                               1,876,211     1,771,156
                                                     ----------    ----------
Investments:
  Nuclear power companies, at equity (Note C-1)          46,349        46,342
  Non-utility property and other investments             22,980        19,927
                                                     ----------    ----------
      Total investments                                  69,329        66,269
                                                     ----------    ----------
Current assets:
  Cash                                                      377           610
  Accounts receivable:
    Affiliated companies                                197,655       201,674
    Others                                               69,532        58,581
  Fuel, materials, and supplies, at average cost         73,361        55,955
  Prepaid and other current assets                       33,729        26,454
                                                     ----------    ----------
      Total current assets                              374,654       343,274
                                                     ----------    ----------
Accrued Yankee Atomic costs (Note C-1)                  122,452       103,501
Deferred charges and other assets (Note A-6)            170,192       157,087
                                                     ----------    ----------
                                                     $2,612,838    $2,441,287
                                                     ==========    ==========

Capitalization and Liabilities
Capitalization:
  Common stock, par value $20 per share, authorized
    and outstanding 6,449,896 shares                 $  128,998    $  128,998
  Premiums on capital stocks                             86,829        86,829
  Other paid-in capital                                 288,000       288,000
  Retained earnings                                     372,763       346,153
                                                     ----------    ----------
      Total common equity                               876,590       849,980
  Cumulative preferred stock, par value $100 per
    share (Note H)                                       60,516        61,028
  Long-term debt                                        695,466       667,448
                                                     ----------    ----------
      Total capitalization                            1,632,572     1,578,456
                                                     ----------    ----------
Current liabilities:
  Short-term debt (including $16,575,000 and
    $8,325,000 to affiliates)                           145,575        50,525
  Accounts payable (including $69,089,000 and
    $58,056,000 to affiliates)                          179,761       144,100
  Accrued liabilities:
    Taxes                                                 6,133         9,337
    Interest                                              9,914        10,086
    Other accrued expenses (Note A-7)                    10,866        38,313
  Dividends payable                                                    14,512
                                                     ----------    ----------
      Total current liabilities                         352,249       266,873
                                                     ----------    ----------
Deferred federal and state income taxes                 364,073       344,077
Unamortized investment tax credits                       59,014        62,591
Accrued Yankee Atomic costs (Note C-1)                  122,452       103,501
Other reserves and deferred credits                      82,478        85,789
Commitments and contingencies (Note D)
                                                     ----------    ----------
                                                     $2,612,838    $2,441,287
                                                     ==========    ==========


The accompanying notes are an integral part of these financial statements.

NEW ENGLAND POWER COMPANY

Statements of Cash Flows

                                                Year Ended December 31,
                                                    (In Thousands)
                                         ------------------------------------
                                             1994         1993         1992
                                             ----         ----         ----
Operating activities:
  Net income                              $ 149,373    $ 141,468    $ 134,151
  Adjustments to reconcile net income to
   net cash provided by operating
   activities:
    Depreciation and amortization           142,764      135,746      130,562
    Deferred income taxes and
      investment tax credits - net           23,051       20,665        6,378
    Allowance for funds used during
      construction                          (14,996)      (5,178)      (4,361)
    Early retirement program                               2,967
    Decrease (increase) in accounts
      receivable                             (6,932)      31,323          120
    Decrease (increase) in fuel,
      materials, and supplies               (17,406)      16,902      (12,079)
    Decrease (increase) in prepaid and
      other current assets                   (7,275)      (4,908)     (15,938)
    Increase (decrease) in accounts payable  35,661      (35,913)      26,437
    Increase (decrease) in other current
      liabilities                           (30,823)      25,205      (16,374)
    Other, net                              (26,845)     (46,559)      (4,995)
                                          ---------    ---------    ---------
      Net cash provided by operating
        activities                        $ 246,572    $ 281,718    $ 243,901
                                          ---------    ---------    ---------

Investing activities:
  Plant expenditures, excluding allowance
    for funds used during construction    $(229,015)   $(156,614)   $(115,093)
   Other investing activities                (3,053)      (2,402)
   Purchase of 90 percent interest in
    Manchester Street Station from
    affiliate                                                         ( 3,249)
                                          ---------    ---------    ---------
      Net cash used in investing
        activities                        $(232,068)   $(159,016)   $(118,342)
                                          ---------    ---------    ---------

Financing Activities:
  Dividends paid on common stock          $(133,835)   $(120,936)   $ (75,787)
  Dividends paid on preferred stock          (3,440)      (4,883)      (5,591)
  Changes in short-term debt                 95,050       32,200       18,325
  Long-term debt - issues                    28,000      224,000      260,000
  Long-term debt - retirements                          (224,000)    (337,000)
  Preferred stock - retirements                (512)     (25,000)
  Premium on reacquisition of long-term
    debt                                                  (3,255)     (12,294)
  Premium on redemption of preferred
    stock                                                   (870)
                                          ---------    ---------    ---------
      Net cash used in financing
        activities                        $ (14,737)   $(122,744)   $(152,347)
                                          ---------    ---------    ---------
  Net decrease in cash and cash
    equivalents                           $    (233)   $     (42)   $ (26,788)
  Cash and cash equivalents at
    beginning of year                           610          652       27,440
                                          ---------    ---------    ---------
  Cash and cash equivalents at end
    of year                               $     377    $     610    $     652
                                          =========    =========    =========

Supplementary Information:
  Interest paid less amounts capitalized  $  32,510    $  42,390    $  65,210
                                          ---------    ---------    ---------
  Federal and state income taxes paid     $  83,455    $  78,300    $  65,484
                                          ---------    ---------    ---------
  Dividends received from investments
    at equity                             $   4,809    $   5,103    $   5,932
                                          ---------    ---------    ---------


The accompanying notes are an integral part of these financial statements.

NEW ENGLAND POWER COMPANY
Notes to Financial Statements

Note A - Significant Accounting Policies
- ----------------------------------------

1.   System of Accounts:

     The accounts of the Company are maintained in accordance with the Uniform System of Accounts prescribed by regulatory bodies having jurisdiction.

2.   Allowance for Funds Used During Construction (AFDC):

     The Company capitalizes AFDC as part of construction costs. AFDC represents the composite interest and equity costs of capital funds used to finance that portion of construction costs not eligible for inclusion in rate base. In 1994, an average of $25 million of construction work in progress was included in rate base, all of which was attributable to the Manchester Street Station repowering project. AFDC is capitalized in "Utility plant" with offsetting non-cash credits to "Other income" and "Interest". This method is in accordance with an established rate-making practice under which a utility is permitted a return on, and the recovery of, prudently incurred capital costs through their ultimate inclusion in rate base and in the provision for depreciation. The composite AFDC rates were 7.8 percent, 8.1 percent, and 9.7 percent in 1994, 1993, and 1992, respectively.

3.   Depreciation and Amortization:

     The depreciation and amortization expense included in the statements of income is composed of the following:

                                                Year Ended December 31,
                                                    (In Thousands)
                                         ------------------------------------
                                             1994         1993         1992
                                             ----         ----         ----
Depreciation                               $ 52,834     $ 53,128     $ 55,858
Nuclear decommissioning costs (Note A-4)      1,951        1,951        1,890
Amortization:
  Investment in Seabrook 1 nuclear unit
    under rate settlement (Note C-2)         65,061       58,437       52,443
  Oil Conservation Adjustment                11,854       12,137       11,263
  Property losses                             6,279        6,279        6,279
                                           --------     --------     --------
      Total depreciation and amortization
        expense                            $137,979     $131,932     $127,733
                                           ========     ========     ========

     Depreciation is provided annually on a straight-line basis. The provisions for depreciation (excluding nuclear decommissioning) as a percentage of weighted average depreciable property were 2.4 percent in 1994,
2.5 percent in 1993, and 2.7 percent in 1992.

     The Oil Conservation Adjustment is designed to recover expenditures for coal conversion facilities at the Company's Salem Harbor Station by 1995.
At December 31, 1994, such unamortized coal conversion costs included in utility plant were $4,467,000.

4.   Nuclear Plant Decommissioning and Nuclear Fuel Disposal:

     The Company is recovering its share of projected decommissioning costs for the Millstone 3 nuclear generating unit (Millstone 3) and the Seabrook
1 nuclear generating unit (Seabrook 1) through depreciation expense. The Company records decommissioning cost expense on its books consistent with its rate recovery. ln addition, the Company is paying its portion of projected decommissioning costs for all of the Yankee nuclear power companies

NEW ENGLAND POWER COMPANY
Notes to Financial Statements (continued)

Note A - Significant Accounting Policies  (continued)
- ----------------------------------------

(Yankees) through purchased power expense. Such costs reflect estimates of total decommissioning costs approved by the Federal Energy Regulatory Commission (FERC).

     Each of the operating nuclear units in which the Company has an ownership interest has established decommissioning trust funds or escrow funds into which payments are being made to meet the projected costs of decommissioning its plant. If any of the units were shut down prior to the end of their operating licenses, the funds collected for decommissioning to that point would be insufficient. Listed below is information on each nuclear plant in which the Company has an ownership interest. (See Note C-1 for a discussion of Yankee Atomic nuclear power station decommissioning.)

                     The Company's share of (in millions of dollars)
                     -----------------------------------------------

                                   Estimated
                                Decommissioning
                    Ownership        Cost             Fund        License
Unit                Interest      (in 1994 $)      Balances**   Expiration
- ----                ---------   ---------------    ----------   ----------

Connecticut Yankee     15%             53              22          2007
Maine Yankee ***       20%             66              22          2008
Vermont Yankee         20%             66              23          2012
Millstone 3 *          12%             53              11          2025
Seabrook 1 *           10%             36               4          2026

* Fund balances are included in "Non-utility property and other investments" on the balance sheet and approximate market value.
** Certain additional amounts are anticipated to be available through tax deductions.
*** A Maine statute provides that if both Maine Yankee and its decommissioning trust fund have insufficient assets to pay for the plant decommissioning, the owners of Maine Yankee are jointly and severally liable for the shortfall.

     In accordance with its recent rate agreement which became effective in 1995, the Company is allowed to defer for later recovery any increases in decommissioning payments over the level included in rates until its next rate filing becomes effective.

     There is no assurance that decommissioning costs actually incurred by the Yankees, Millstone 3, or Seabrook 1 will not substantially exceed these amounts. For example, decommissioning cost estimates assume the availability of permanent repositories for both low-level and high-level nuclear waste which do not currently exist.

     The Nuclear Waste Policy Act of 1982 establishes that the federal government is responsible for the disposal of spent nuclear fuel. The federal government requires the Company to pay a fee based on its share of the net generation from the Millstone 3 and Seabrook 1 nuclear units. The Company is recovering this fee through its fuel clause. Similar costs are incurred by Connecticut Yankee, Maine Yankee, and Vermont Yankee. These costs are billed to the Company and recovered from customers through the Company's fuel clause.

5.   Cash:

     The Company classifies short-term investments with a remaining maturity of 90 days or less as cash. Current banking arrangements do not require outstanding checks to be funded until actually presented for payment.

NEW ENGLAND POWER COMPANY
Notes to Financial Statements (continued)

Note A - Significant Accounting Policies  (continued)
- ----------------------------------------

Outstanding checks are therefore recorded in accounts payable until such time as the banks present them for payment.

6.   Deferred Charges and Other Assets:

     The components of deferred charges and other assets are as follows:

                                                      At December 31,
                                                      (In Thousands)
                                                   ---------------------
                                                       1994       1993
                                                       ----       ----
Regulatory assets:
  Deferred SFAS No. 109 costs (see Note B)         $ 34,482   $ 41,114
  Unamortized losses on reacquired debt              34,862     37,107
  Purchased power termination costs                  29,012     28,400
  Deferred gas pipeline charges (see Note D-4)       37,562     13,187
  Unamortized property losses                         7,373     12,745
  Deferred SFAS No. 106 costs (see Note E-2)         19,149     10,538
  Other                                               2,542      8,928
                                                   --------   --------
                                                    164,982    152,019
Other deferred charges and other assets               5,210      5,068
                                                   --------   --------
                                                   $170,192   $157,087
                                                   ========   ========

     Electric utility rates are generally based on a utility's costs. As a result, electric utilities are subject to certain accounting standards that are not applicable to other business enterprises in general. These accounting rules require regulated entities, in appropriate circumstances, to establish regulatory assets and liabilities, which defer the income statement impact of certain costs that are expected to be recovered in future rates. The effects of competition could ultimately cause the operations of the Company, or a portion thereof, to cease meeting the criteria for application of these accounting rules. In such an event, accounting standards applicable to enterprises in general would apply and immediate write-off of any previously deferred costs (regulatory assets) would be necessary in the year in which these criteria were no longer applicable. Approximately $100 million of the regulatory assets at December 31, 1994 listed above are expected to be recovered within 10 years, with the majority of the remaining balance to be recovered within the following 20 years. The only items for which the majority of the balance shown above will not be recovered within the next 10 years are the deferred SFAS No. 109 costs and the deferred gas pipeline charges.

7.   Other Accrued Expenses:

     The components of other accrued expenses are as follows:

                                                      At December 31,
                                                      (In Thousands)
                                                   ---------------------
                                                       1994       1993
                                                       ----       ----
Accrued wages and benefits                          $ 6,397    $10,619
Capital lease obligations due within one year         4,324      4,151
Accrued purchased power termination costs                       21,900
Other                                                   145      1,643
                                                    -------    -------
                                                    $10,866    $38,313
                                                    =======    =======

NEW ENGLAND POWER COMPANY
Notes to Financial Statements (continued)

Note B - Income Taxes
- ---------------------

     The Company and other subsidiaries participate with New England Electric System (NEES) in filing consolidated federal income tax returns. The Company's income tax provision is calculated on a separate return basis. Federal income tax returns have been examined and reported on by the Internal Revenue Service through 1991.

     Total income taxes in the statements of income are as follows:

                                             Year Ended December 31,
                                                 (In Thousands)
                                           ---------------------------
                                              1994      1993      1992
                                              ----      ----      ----
Income taxes charged to operations         $96,596   $93,997   $79,799
Income taxes charged (credited) to
 "Other income"                               (994)      838     2,627
                                           -------   -------   -------
     Total income taxes                    $95,602   $94,835   $82,426
                                           =======   =======   =======


     Total income taxes, as shown above, consist of the following components:

                                             Year Ended December 31,
                                                 (In Thousands)
                                           ---------------------------
                                              1994      1993      1992
                                              ----      ----      ----

Current income taxes                       $72,551   $74,171   $76,048
Deferred income taxes                       26,628    23,270     7,706
Investment tax credits--net                 (3,577)   (2,606)   (1,328)
                                           -------   -------   -------
     Total income taxes                    $95,602   $94,835   $82,426
                                           =======   =======   =======

     Investment tax credits are deferred and amortized over the estimated lives of the property giving rise to the credits. Since the Tax Reform Act of 1986 generally eliminated investment tax credits, the amounts shown above principally reflect the amortization of investment tax credits generated in prior years.

     Total income taxes, as shown above, consist of federal and state components as follows:

                                             Year Ended December 31,
                                                 (In Thousands)
                                           ---------------------------
                                              1994      1993      1992
                                              ----      ----      ----

Federal income taxes                       $78,274   $77,593   $67,830
State income taxes                          17,328    17,242    14,596
                                           -------   -------   -------
     Total income taxes                    $95,602   $94,835   $82,426
                                           =======   =======   =======

     With regulatory approval of the FERC, the Company has adopted comprehensive interperiod tax allocation (normalization) for temporary book/tax differences.

NEW ENGLAND POWER COMPANY
Notes to Financial Statements (continued)

Note B - Income Taxes - (continued)
- ---------------------

     Total income taxes differ from the amounts computed by applying the federal statutory tax rates to income before taxes. The reasons for the differences are as follows:

                                             Year Ended December 31,
                                                 (In Thousands)
                                           ---------------------------
                                              1994      1993      1992
                                              ----      ----      ----

Computed tax at statutory rate             $85,741   $82,706   $73,636
Increases (reductions) in tax resulting
 from:
 Amortization of investment tax credits     (3,045)   (2,511)   (3,210)
 State income taxes, net of federal income
  tax benefit                               11,263    10,770     9,634
 All other differences                       1,643     3,870     2,366
                                           -------   -------   -------
     Total income taxes                    $95,602   $94,835   $82,426
                                           =======   =======   =======

     The Financial Accounting Standards Board established Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes" which became effective in 1993. The application of this new standard did not have a significant impact on 1993 or 1994 net income.

     The following table identifies the major components of total deferred income taxes:

                                                      At December 31,
                                                       (In Millions)
                                                   ---------------------
                                                       1994       1993
                                                       ----       ----
Deferred tax asset:
  Plant related                                       $  96      $  86
  Investment tax credits                                 25         26
  All other                                              29         39
                                                      -----      -----
                                                        150        151
                                                      -----      -----
Deferred tax liability:
  Plant related                                        (384)      (373)
  Equity AFDC                                           (47)       (48)
  All other                                             (83)       (74)
                                                      -----      -----
                                                       (514)      (495)
                                                      -----      -----
      Net deferred tax liability                      $(364)     $(344)
                                                      =====      =====

     There were no valuation allowances for deferred tax assets deemed necessary.

     The deferred taxes resulting from timing differences which appeared on the income statement in 1992 (prior to the adoption of SFAS No. 109 in 1993) primarily included deferred income taxes of $12 million related to utility plant and $5 million related to losses on reacquired debt, partially offset by deferred tax credits related to Seabrook 2 property losses of $5 million and rate adjustment mechanisms of $6 million.

NEW ENGLAND POWER COMPANY
Notes to Financial Statements (continued)

Note C - Nuclear Power Investments
- ----------------------------------

1.   Yankee Nuclear Power Companies:

     The Company has minority interests in the four Yankees. These ownership interests are accounted for on the equity method. The Company's share of the expenses of the Yankee units is accounted for on the "Purchased electric energy" line on the statements of income. A summary of combined results of operations, assets and liabilities of the four Yankees is as follows:

                                                 (In Thousands)
                                      ------------------------------------
                                            1994         1993         1992
                                            ----         ----         ----
Operating revenue                     $  631,940   $  700,148   $  684,775
                                      ==========   ==========   ==========
Net income                            $   30,345   $   30,061   $   35,298
                                      ==========   ==========   ==========
Company's equity in net income        $    4,816   $    5,646   $    6,252
                                      ==========   ==========   ==========
Net plant                                537,103      591,650      666,685
Other assets                           1,458,186    1,286,923    1,221,905
Liabilities and debt                  (1,748,960)  (1,633,139)  (1,644,962)
                                      ----------   ----------   ----------
Net assets                            $  246,329   $  245,434   $  243,628
                                      ==========   ==========   ==========
Company's equity in net assets        $   46,349   $   46,342   $   45,799
                                      ==========   ==========   ==========
Company's purchased electric energy   $  106,404   $  118,362   $  118,465
                                      ==========   ==========   ==========

     At December 31, 1994, $12 million of undistributed earnings of the nuclear power companies were included in the Company's retained earnings.

     The Company has a 30 percent ownership interest in Yankee Atomic, which owns a 185 megawatt (MW) nuclear generating station in Rowe, Massachusetts. The station began commercial service in 1960. At December 31, 1994, the Company's investment in Yankee Atomic was approximately $7 million. In February 1992, the Yankee Atomic board of directors decided to permanently cease power operation of, and in time decommission, the facility.

     In March 1993, the FERC approved a settlement agreement that allows Yankee Atomic to recover all but $3 million of its approximately $50 million remaining investment in the plant over the period extending to July 2000, when the plant's Nuclear Regulatory Commission (NRC) operating license would have expired. Yankee Atomic recorded the $3 million before-tax write-down in 1992. The settlement agreement also allows Yankee Atomic to earn a return on the unrecovered balance during the recovery period and to recover other costs, including an increased level of decommissioning costs, over this same period. Decommissioning cost recovery increased from $6 million per year to $27 million per year for the period 1993 to 1995. In the fourth quarter of 1994, Yankee announced a new decommissioning cost estimate that, subject to approval by the FERC, would increase billings to the Company by an additional $11 million per year through July 2000.

     The Company has recorded an estimate of its entire future payment obligations to Yankee Atomic as a liability on its balance sheet and an offsetting regulatory asset reflecting its expected future rate recovery of such costs. This liability and related regulatory asset amounted to approximately $122 million each at December 31, 1994, and are included on separate lines on the balance sheet.

NEW ENGLAND POWER COMPANY
Notes to Financial Statements (continued)

Note C - Nuclear Power Investments (continued)
- ----------------------------------

     The Company has a 20 percent ownership interest in Maine Yankee which owns an 880 MW nuclear generating station in Wiscasset, Maine. Since January 1995, the station has been shut down for refueling and inspection. On the basis of preliminary results of testing and analysis performed during this shutdown, Maine Yankee has detected substantially greater deterioration of its steam generator tubes than had been previously found and is unable to predict its effect on the future of the unit.

2.   Jointly-Owned Nuclear Generating Units:

     The Company is also a 12 percent and 10 percent owner, respectively, of the Millstone 3 and Seabrook 1 nuclear generating units, each 1,150 MW. The Company's net investment in Millstone 3, included in "Net utility plant" is approximately $400 million. The Company's rate recovery of its investment in Seabrook 1 was resolved through two separate rate settlement agreements.
A portion of the Company's pre-1988 investment is being recovered in base rates over a period of seven and one-half years ending in mid-1995. Under the Company's rate agreement, that was recently approved by the FERC, approximately $15 million of the $38 million in Seabrook 1 costs due to be recovered in 1995 pursuant to a 1988 settlement agreement will be deferred and recovered in 1996. This investment, net of amortization, is shown on a separate line on the balance sheets. The Company's net investment in Seabrook 1 since January 1, 1988, which amounts to approximately $43 million at December 31, 1994, is included in "Net utility plant" on the balance sheet and is being recovered over 37 years. The Company's share of the related expenses for Millstone 3 and Seabrook 1 is included in the operating expenses of the Company's income statements.

Note D - Commitments and Contingencies
- --------------------------------------

1.   Oil and Gas Operations:

     New England Energy Incorporated (NEEI), a subsidiary of NEES, is engaged in domestic oil and gas exploration, development, and production. NEEI operates under an intercompany pricing policy (Pricing Policy) with the Company approved by the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935. The Pricing Policy requires the Company to purchase all fuel meeting its specifications offered to it by NEEI.

     Under the Pricing Policy, NEEI's oil and gas exploration program is composed of prospects entered into through December 31, 1983 under a rate-regulated program. NEEI has incurred operating losses since 1986, due to precipitate declines in oil and gas prices, and expects to incur substantial additional losses in the future. These losses are passed on to the Company in the year after they are incurred by NEEI and, in turn, are being recovered from customers through the Company's fuel clause. The Company's ability to pass such losses on to its customers was favorably resolved in the Company's 1988 FERC rate settlement. This settlement covered all costs incurred by or resulting from commitments made by NEEI through March 1, 1988.

     In 1994, 1993, and 1992, the Company recorded accrued fuel expenses and accrued revenues of $40 million, $46 million, and $55 million, respectively, representing losses incurred by NEEI in each year. Under the settlement, certain NEEI costs incurred subsequent to March 1, 1988 are subject to normal regulatory review.

NEW ENGLAND POWER COMPANY
Notes to Financial Statements (continued)

Note D - Commitments and Contingencies (continued)
- --------------------------------------

2.   Plant Expenditures:

     The Company's utility plant expenditures are estimated to be $160 million in 1995. At December 31, 1994, substantial commitments had been made relative to future planned expenditures.

3.   Hydro-Quebec Interconnection:

     The Company is a participant in both the Hydro-Quebec Phase I and Phase II projects. The Company's participation percentage in both projects is approximately 18 percent. The Hydro-Quebec Phase I and Phase II projects were established to transmit power from Hydro-Quebec to New England. Three affiliates of the Company were created to construct and operate transmission facilities related to these projects. The participants, including the Company, have entered into support agreements that end in 2020, to pay monthly their proportionate share of the total cost of constructing, owning, and operating the transmission facilities. The Company accounts for these support agreements as capital leases and accordingly recorded approximately $78 million in utility plant at December 31, 1994. Under the support agreements, the Company has agreed, in conjunction with any Hydro-Quebec Phase II project debt financing, to guarantee its share of project debt. At December 31, 1994, the Company had guaranteed approximately $32 million.

4.   Natural Gas Pipeline Capacity:

     In connection with the Company's efforts to reduce sulfur dioxide emissions and repower generating units, the Company has signed several contracts for natural gas pipeline capacity and gas supply. These agreements require minimum fixed payments. The Company's minimum net payments are currently estimated to be approximately $65 million in 1995 and $70 million per year during 1996 to 1999.

     As part of a rate settlement, the Company is recovering 50 percent of the fixed pipeline capacity payments through its current fuel clause and deferring the recovery of the remaining 50 percent until the Manchester Street repowering project is completed. The Company has deferred payments of approximately $38 million as of December 31, 1994 (see Note A-6). The Company has been using a portion of this capacity to sell natural gas. Proceeds from the sale of natural gas and pipeline capacity of $55 million, $21 million, and $3 million in 1994, 1993, and 1992, respectively, have been passed to customers through the Company's fuel clause. These proceeds have been included on the fuel for generation line in the Company's statements of income as an offset to the related fuel expense.

5.   Hazardous Waste:

     The Federal Comprehensive Environmental Response, Compensation and Liability Act, more commonly known as the "Superfund" law, imposes strict, joint and several liability, regardless of fault, for remediation of property contaminated with hazardous substances. A number of states, including Massachusetts, have enacted similar laws.

     The electric utility industry typically utilizes and/or generates in its operations a range of potentially hazardous products and by-products. The NEES subsidiaries currently have in place an environmental audit program intended to enhance compliance with existing federal, state, and local requirements regarding the handling of potentially hazardous products and by-products.

     The Company has been named as a potentially responsible party (PRP) by either the U.S. Environmental Protection Agency or the Massachusetts Department of Environmental Protection for six sites at which hazardous

NEW ENGLAND POWER COMPANY
Notes to Financial Statements (continued)

Note D - Commitments and Contingencies (continued)
- --------------------------------------

waste is alleged to have been disposed. Private parties have also contacted or initiated legal proceedings against the Company regarding hazardous waste cleanup. The Company is currently aware of other sites, and may in the future become aware of additional sites, that it may be held responsible for remediating.

     Predicting the potential costs to investigate and remediate hazardous waste sites continues to be difficult. There are also significant uncertainties as to the portion, if any, of the investigation and remediation costs of any particular hazardous waste site that may ultimately be borne by the Company. Where appropriate, the Company intends to seek recovery from its insurers and from other PRPs, but it is uncertain whether and to what extent such efforts would be successful. The Company believes that hazardous waste liabilities for all sites of which it is aware will not be material to its financial position.

6.   Nuclear Insurance:

     The Price-Anderson Act limits the amount of liability claims that would have to be paid in the event of a single incident at a nuclear plant to $8.9 billion (based upon 110 licensed reactors).

     The maximum amount of commercially available insurance coverage to pay such claims is only $200 million. The remaining $8.7 billion would be provided by an assessment of up to $79.3 million per incident levied on each of the nuclear units in the United States, subject to a maximum assessment of $ 10 million per incident per nuclear unit in any year. The maximum assessment, which was most recently calculated in 1993, is to be adjusted at least every five years to reflect inflationary changes. The Company's current interest in the Yankees (excluding Yankee Atomic), Millstone 3, and Seabrook 1 would subject the Company to a $58.0 million maximum assessment per incident. The Company's payment of any such assessment would be limited to a maximum of $7.3 million per incident per year. As a result of the permanent cessation of power operation of the Yankee Atomic plant, Yankee Atomic has received from the NRC a partial exemption from obligations under the Price-Anderson Act. However, Yankee Atomic must continue to maintain $100 million of commercially available nuclear insurance coverage.

     Each of the nuclear units in which the Company has an ownership interest also carries nuclear insurance to cover the costs of property damage, decontamination or premature decommissioning and workers' claims resulting from a nuclear incident. These policies may require additional premium assessments if losses relating to nuclear incidents at units covered by this insurance occurring in a prior six year period exceed the accumulated funds available. The Company's maximum potential exposure for these assessments, either directly, or indirectly through purchased power payments to the Yankees, is approximately $17 million per year.

7.   Long-term Contracts for the Purchase of Electricity:

     The Company purchases a portion of its electricity requirements pursuant to long-term contracts with owners of various generating units. These contracts expire in various years from 1995 to 2029.

     Certain of these contracts require the Company to make minimum fixed payments, even when the supplier is unable to deliver power, to cover the Company's proportionate share of the capital and fixed operating costs of these generating units. The majority of the payments under these contracts are to the Yankees (excluding Yankee Atomic--see Note C-1) and Ocean State Power, entities in which the Company or its affiliates hold ownership interests.

NEW ENGLAND POWER COMPANY
Notes to Financial Statements (continued)

Note D - Commitments and Contingencies (continued)
- --------------------------------------

     The fixed portion of payments under these contracts totaled $190 million in 1994 and $220 million in 1993 and 1992. These contracts have minimum fixed payment requirements of $215 million in 1995, $195 million in 1996, $190 million in 1997 and 1998, $185 million in 1999, and approximately $2 billion thereafter.

     The Company's other contracts, principally with non-utility generators, require the Company to make payments only if power supply capacity and energy are deliverable from such suppliers. The Company's payments under these contracts amounted to $210 million in 1994 and 1993 and $200 million in 1992.

8.   Purchased Power Contract Dispute:

     In October 1994, the Company was sued by Milford Power Limited Partnership (MPLP), a venture of Enron Corporation and Jones Capital that owns a 149 MW gas-fired power plant in Milford, Massachusetts. The Company purchases 56 percent of the power output of the facility under a long-term contract with MPLP. The suit alleges that the Company has engaged in a scheme to cause MPLP and its power plant to fail and has prevented MPLP from finding a long-term buyer for the remainder of the facility's output. The complaint includes allegations that the Company has violated the Federal Racketeer Influenced and Corrupt Organizations Act, engaged in unfair or deceptive acts in trade or commerce, and breached contracts. MPLP seeks compensatory damages in an unspecified amount, as well as treble damages. The Company believes that the allegations of wrongdoing are without merit. The Company has filed counterclaims and crossclaims against MPLP, Enron Corporation, and Jones Capital, seeking monetary damages and termination of the purchased power contract.

     MPLP also intervened in the Company's recent rate filing.

Note E - Employee Benefits
- --------------------------

1.   Pension Plans:

     The Company participates with other subsidiaries of NEES in noncontributory defined-benefit plans covering substantially all employees of the Company. The plans provide pension benefits based on the employee's compensation during the five years before retirement. The Company's funding policy is to contribute each year, the net periodic pension cost for that year. However, the contribution for any year will not be less than the minimum required contribution under federal law or greater than the maximum tax deductible amount.

NEW ENGLAND POWER COMPANY
Notes to Financial Statements (continued)

Note E - Employee Benefits (continued)
- --------------------------

     Net pension cost for 1994, 1993, and 1992 included the following components:

                                             Year Ended December 31,
                                                 (In Thousands)
                                           ---------------------------
                                              1994      1993      1992
                                              ----      ----      ----
Service cost--benefits earned during
 the period                                $ 2,202   $ 1,953   $ 1,858
Plus (less):
 Interest cost on projected benefit
   obligation                                6,403     6,070     5,558
 Return on plan assets at expected
   long-term rate                           (6,554)   (5,850)   (5,600)
 Amortization                                  557        47        31
                                           -------   -------   -------
     Net pension cost                      $ 2,608   $ 2,220   $ 1,847
                                           =======   =======   =======
Assumptions used to determine pension
 cost:
 Discount rate                                7.25%     8.25%      8.50%
 Average rate of increase in future
   compensation levels                        4.35%     5.35%      6.70%
 Expected long-term rate of return on
   assets                                     8.75%     8.75%      9.00%
                                           -------   -------   -------
     Actual return on plan assets          $   608   $ 8,949   $ 4,887
                                           =======   =======   =======

     Service cost for 1993 does not reflect costs incurred in connection with an early retirement program offered by the Company in that year (see Note E-3).

     The funded status of the plans cannot be presented separately for the Company as the Company participates in the plans with other NEES subsidiaries. The following table sets forth the funded status of the NEES companies' plans at December 31:

NEW ENGLAND POWER COMPANY
Notes to Financial Statements (continued)

Note E - Employee Benefits (continued)
- --------------------------

                                                Retirement Plans,
                                                  (In Millions)
                                           ---------------------------
                                            1994                 1993
                                            ----                 ----

                                       Union   Non-Union    Union   Non-Union
                                     Employee  Employee   Employee  Employee
                                       Plans     Plans      Plans     Plans
                                     --------  ---------  --------  ---------
Benefits earned
 Actuarial present value of
   accumulated benefit liability:
     Vested                             $251      $308      $251      $333
     Non-vested                            8         9        20         6
                                        ----      ----      ----      ----
       Total                            $259      $317      $271      $339
                                        ====      ====      ====      ====
Reconciliation of funded status
 Actuarial present value of projected
   benefit liability                    $303      $355      $310      $383
 Unrecognized prior service costs         (8)       (4)       (8)       (6)
 SFAS No. 87 transition liability not
   yet recognized (amortized)              -        (1)        -        (1)
 Net loss not yet recognized
   (amortized)                           (13)      (33)      (11)      (45)
 Additional minimum liability
   recognized                              -         -         -         8
                                        ----      ----      ----      ----
                                         282       317       291       339
                                        ----      ----      ----      ----
 Pension fund assets at fair value       293       323       302       318
 SFAS No. 87 transition asset not
   yet recognized (amortized)            (13)        -       (14)        -
                                        ----      ----      ----      ----
                                         280       323       288       318
                                        ----      ----      ----      ----
 Accrued pension/(prepaid)
   payments recorded on books            $ 2      $ (6)      $ 3      $ 21
                                        ====      ====      ====      ====

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

2.   Postretirement Benefit Plans Other Than Pensions and Postemployment
     Benefits:

     In 1993, SFAS No. 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions" (PBOPs) went into effect. The Company provides health care and life insurance coverage to eligible retired employees. Eligibility is based on certain age and length of service requirements and in some cases retirees must contribute to the cost of their coverage.

NEW ENGLAND POWER COMPANY
Notes to Financial Statements (continued)

Note E - Employee Benefits (continued)
- --------------------------

     The total cost of PBOPs for 1994 and 1993 included the following components:

                                                  Year Ended December 31,
                                                      (In Thousands)
                                                   ---------------------
                                                       1994       1993
                                                       ----       ----
Service cost--benefits earned during the period      $1,628     $1,632
Plus (less):
  Interest cost on the accumulated benefit
    obligation                                        3,954      4,275
  Return on plan assets at expected long-term
    rate                                             (1,111)      (725)
  Amortization                                        2,591      2,558
                                                     ------     ------
      Net postretirement benefit cost                $7,062     $7,740
                                                     ======     ======
      Actual return on plan assets                   $   54     $  746
                                                     ======     ======

     The following table sets forth benefits earned and the plans' funded status:

                                                      At December 31,
                                                       (In Millions)
                                                   ---------------------
                                                       1994       1993
                                                       ----       ----

Accumulated postretirement benefit obligation:
  Retirees                                             $ 31       $ 34
  Fully eligible active plan participants                 3          1
  Other active plan participants                         17         22
                                                       ----       ----
      Total benefits earned                              51         57
Unrecognized transition obligation                      (46)       (49)
Net gain (loss) not yet recognized                        6         (1)
                                                       ----       ----
                                                         11          7

Plan assets at fair value                                15         12
                                                       ----       ----
Prepaid postretirement benefit costs recorded
  on books                                             $  4       $  5
                                                       ====       ====


                                            1995       1994       1993
                                            ----       ----       ----
Assumptions used to determine
  postretirement benefit cost:
   Discount rate                            8.25%      7.25%       8.25%
   Expected long-term rate of return on
    assets                                  8.50%      8.50%       8.50%
   Health care cost rate - 1994 and 1993       -      11.00%      12.00%
   Health care cost rate - 1995 to 2004     8.50%      8.50%       9.50%
   Health care cost rate - 2005 and beyond  6.25%      6.25%       7.25%

NEW ENGLAND POWER COMPANY
Notes to Financial Statements (continued)

Note E - Employee Benefits (continued)
- --------------------------

     The plans' funded status at December 31, 1994 and 1993 presented above was calculated using the assumed rates in effect for 1995 and 1994, respectively.

     The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed rates by 1 percent in each year would increase the accumulated postretirement benefit obligation as of December 31, 1994 by approximately $8 million and the net periodic cost for the year 1994 by approximately $1 million.

     The Company funds the annual tax deductible contributions. Plan assets are invested in equity and debt securities and cash equivalents.

     Prior to 1993, the Company recorded the cost of PBOPs when paid which amounted to approximately $1.7 million in 1992. The Company has deferred all increased costs that have resulted from the adoption of SFAS No. 106 in 1993. Pursuant to a recently approved rate agreement, recovery of PBOP costs on a current basis and recovery of $19 million of previously deferred amounts over a seven year period commenced January 1, 1995. Therefore adoption of this new accounting standard did not have a significant impact on net income.

3.   1993 Early Retirement and Special Severance Programs:

     In February 1993, the Company offered a voluntary early retirement program to non-union employees who were at least 55 years old with 10 years of service. This program was part of an organizational review with the goal of streamlining operations and reducing the work force. The early retirement offer was accepted by 43 employees. A special severance program was also announced in February 1993 for employees affected by the organizational review, but who were not eligible for, or did not accept, the early retirement offer. The Company recorded a one-time charge to 1993 earnings of approximately $6 million, after tax ($10 million, before tax), to reflect the cost of the early retirement and special severance programs which consisted principally of pension benefits. This total includes the Company's portion of its affiliated service company's cost of these programs.

Note F - Short-term Borrowing Arrangements
- ------------------------------------------

     At December 31, 1994, the Company had $146 million of short-term debt outstanding including $129 million in the form of commercial paper borrowings and $17 million of borrowings of borrowings from affiliates. At December 31, 1994, the Company had lines of credit and standby bond purchase facilities with banks totaling $490 million which are available to provide liquidity support for commercial paper borrowings and for $342 million of the Company's outstanding variable rate mortgage bonds in tax-exempt commercial paper mode (see Note I) and for other corporate purposes. There were no borrowings under these lines of credit at December 31, 1994. Fees are paid on the lines and facilities in lieu of compensating balances. The weighted average rate on outstanding short-term borrowings was 6.0 percent at December 31, 1994.

Note G - Intercompany Lending Arrangement
- -----------------------------------------

     NEES and certain subsidiaries, including the Company, with regulatory approval, operate a money pool to more effectively utilize cash resources and to reduce outside short-term borrowings. Short-term borrowing needs are met first by available funds of the money pool participants. Borrowing companies pay interest at a rate designed to approximate the cost of outside short-term borrowings. Companies which invest in the pool share the interest earned on

NEW ENGLAND POWER COMPANY
Notes to Financial Statements (continued)

Note G - Intercompany Lending Arrangement (continued)
- -----------------------------------------

a basis proportionate to their average monthly investment in the money pool. Funds may be withdrawn from or repaid to the pool at any time without prior notice.

Note H - Cumulative Preferred Stock
- -----------------------------------

     A summary of cumulative preferred stock at December 31, 1994 and 1993 is as follows (in thousands of dollars except for share data):

                     Shares
                   Authorized
                       and                              Dividends       Call
                   Outstanding         Amount           Declared        Price
                  -------------     -------------     -------------    ------
                  1994     1993     1994     1993     1994     1993
                  ----     ----     ----     ----     ----     ----
$100 Par value--
  6.00% Series   75,020   80,140  $ 7,502  $ 8,014   $  458  $  481      (a)
  4.56% Series  100,000  100,000   10,000   10,000      456     456   $104.08
  4.60% Series   80,140   80,140    8,014    8,014      368     368    101.00
  4.64% Series  100,000  100,000   10,000   10,000      464     464    102.56
  6.08% Series  100,000  100,000   10,000   10,000      608     608    102.34
  7.24% Series  150,000  150,000   15,000   15,000    1,086   1,086    103.06
  8.40% Series                                                  840
  8.68% Series                                                  580
                -------  -------  -------  -------   ------  ------
     Total      605,160  610,280  $60,516  $61,028   $3,440  $4,883
                =======  =======  =======  =======   ======  ======
(a) Noncallable.

     The annual dividend requirement for total cumulative preferred stock was $3,433,000 and $3,463,000 for 1994 and 1993, respectively.

     During 1993, all of the Company's 8.68 percent Series and 8.40 percent Series of cumulative preferred stock were redeemed. Total premiums of $870,000 in connection with these redemptions were charged to retained earnings in 1993. There are no mandatory redemption provisions on the Company's cumulative preferred stock.

NEW ENGLAND POWER COMPANY
Notes to Financial Statements (continued)

Note I - Long-term Debt
- -----------------------

     A summary of long-term debt is as follows:

                        At December 31, (In Thousands)
                        ------------------------------
Series        Rate %        Maturity                   1994         1993
- ------        ------        --------                   ----         ----
General and Refunding Mortgage Bonds:

W (93-3)      5.12          February 2, 1996       $  5,000     $  5,000
W (93-8)      5.06          February 5, 1996          5,000        5,000
Y (94-3)      8.10          December 22, 1997         3,000
W (93-2)      6.17          February 2, 1998          4,300        4,300
W (93-4)      6.14          February 2, 1998          1,300        1,300
W (93-5)      6.17          February 3, 1998          5,000        5,000
W (93-7)      6.10          February 4, 1998         10,000       10,000
W (93-9)      6.04          February 4, 1998         29,400       29,400
Y (94-4)      8.28          December 21, 1999        10,000
W (93-6)      6.58          February 10, 2000         5,000        5,000
W (93-1)      7.00          February 3, 2003         25,000       25,000
Y (94-2)      8.33          November 8, 2004         10,000
K             7.25          October 15, 2015         38,500       38,500
L             7.80          April 1, 2016            29,850       29,850
X             variable      March 1, 2018            79,250       79,250
R             variable      November 1, 2020        107,850      107,850
S             variable      November 1, 2020         20,750       20,750
T             variable      November 1, 2020         28,000       28,000
U             8.00          August 1, 2022          170,000      170,000
V             variable      October 1, 2022         106,150      106,150
Y (94-1)      8.53          September 20, 2024        5,000
Unamortized discounts and premiums                   (2,884)      (2,902)
                                                   --------     --------
Long-term debt                                     $695,466     $667,448
                                                   ========     ========

     Substantially all of the properties and franchises of the Company are subject to the lien of the mortgage indentures under which the general and refunding mortgage bonds have been issued.

     The Company will make cash payments of $10 million in 1996, $3 million in 1997, $50 million in 1998, and $10 million in 1999 to retire maturing mortgage bonds. There are no cash payments for maturing mortgage bonds required in 1995.

     The terms of $342 million of variable rate pollution control revenue bonds collateralized by the Company's mortgage bonds require the Company to reacquire the bonds under certain limited circumstances. At December 31, 1994, interest rates on the Company's variable rate bonds ranged from 3.30 percent to 5.60 percent.

Note J - Fair Value of Financial Instruments
- --------------------------------------------

     At December 31, 1994, the Company's long-term debt had a carrying value of $695,000,000 and had a fair value of approximately $685,000,000. To estimate fair value, the carrying amount was used for debt that reprices frequently at market rates because the carrying amount is a reasonable estimate of fair value. For all other debt, the fair market value of the Company's long-term debt was estimated based on the quoted prices for similar issues or on the current rates offered to the Company for debt of the same remaining maturity. The fair value of the Company's short-term debt equals carrying value. The fair value of the Company's other investments equals carrying value.

NEW ENGLAND POWER COMPANY
Notes to Financial Statements (continued)

Note K - Restrictions on Retained Earnings Available for
         Dividends on Common Stock
- --------------------------------------------------------

     Pursuant to the provisions of the Articles of Organization and the By-Laws relating to the Dividend Series Preferred Stock, certain restrictions on payment of dividends on common stock would come into effect if the "junior stock equity" was, or by reason of payment of such dividends became, less than 25 percent of "Total capitalization." However, the junior stock equity at December 31, 1994 was 54 percent of total capitalization including long-term debt due in one year and, accordingly, none of the Company's retained earnings at December 31, 1994 were restricted as to dividends on common stock under the foregoing provisions.

     Under restrictions contained in the indentures relating to general and refunding mortgage bonds, none of the Company's retained earnings at December 31, 1994 were restricted as to dividends on common stock.

Note L - Supplementary Income Statement Information
- ---------------------------------------------------

     Advertising expenses, expenditures for research and development, and rents were not material and there were no royalties paid. Taxes, other than income taxes, charged to operating expenses are set forth by classes as follows:

                                             Year Ended December 31,
                                                 (In Thousands)
                                          -----------------------------
                                              1994      1993      1992
                                              ----      ----      ----
Municipal property taxes                   $46,506   $44,124   $43,124
Federal and state payroll and other taxes    7,894     7,807     7,704
                                           -------   -------   -------
                                           $54,400   $51,931   $50,828
                                           =======   =======   =======

     New England Power Service Company, an affiliated service company operating pursuant to the provisions of Section 13 of the Public Utility Holding Company Act of 1935, furnished services to the Company at the cost of such services. These costs amounted to $103,961,000, $94,366,000, and $80,535,000, including capitalized construction costs of $22,396,000, $20,335,000, and $22,759,000, for each of the years 1994, 1993, and 1992, respectively.

NEW ENGLAND POWER COMPANY
Operating Statistics (Unaudited)

                                                                 Year Ended December 31,
                                                                 -----------------------
                                                1994         1993         1992         1991         1990
                                                ----         ----         ----         ----         ----
Sources of Energy (Thousands of KWH)

  Net generation - thermal                  10,971,319   11,621,038   12,087,775   13,569,122   13,333,413
  Net generation - conventional hydro        1,352,600    1,253,925    1,212,155    1,507,656    1,887,521
  Generation - pumped storage                  525,653      548,358      530,796      498,895      511,175
  Net generation - nuclear                   1,767,959    1,696,677    1,592,340    1,033,332    1,415,029
  Nuclear entitlements                       2,535,534    2,196,998    2,214,976    2,713,947    1,945,459
  Purchased energy from
    non-affiliates (B)                       8,674,191    7,800,975    7,287,856    6,323,144    5,128,451
  Energy for pumping                          (723,352)    (750,784)    (738,364)    (685,659)    (699,473)
                                            ----------   ----------   ----------   ----------   ----------
      Total generated and purchased         25,103,904   24,367,187   24,187,534   24,960,437   23,521,575
  Losses, company use, etc.                   (635,695)    (548,228)    (632,850)    (589,001)    (557,978)
                                            ----------   ----------   ----------   ----------   ----------
      Total sources of energy               24,468,209   23,818,959   23,554,684   24,371,436   22,963,597
                                            ==========   ==========   ==========   ==========   ==========

Sales of Energy (Thousands of KWH)
  Resale:
    Affiliated companies                    22,182,761   21,858,491   21,497,993   21,496,098   21,706,432
     Less - generation by affiliated
      Company (A)                               (5,781)      (4,506)     (83,753)    (162,844)    (583,413)
                                            ----------   ----------   ----------   ----------   ----------
      Net sales to affiliated companies     22,176,980   21,853,985   21,414,240   21,333,254   21,123,019
    Other utilities (B)                      1,731,225    1,528,686    1,705,591    2,613,034    1,421,325
    Municipals                                 551,866      426,525      415,659      411,171      404,352
                                            ----------   ----------   ----------   ----------   ----------
      Total sales for resale                24,460,071   23,809,196   23,535,490   24,357,459   22,948,696
  Ultimate customers                             8,138        9,763       19,194       13,977       14,901
                                            ----------   ----------   ----------   ----------   ----------
      Total sales of energy                 24,468,209   23,818,959   23,554,684   24,371,436   22,963,597
                                            ==========   ==========   ==========   ==========   ==========

NEW ENGLAND POWER COMPANY
Operating Statistics (Unaudited) (continued)

                                                                 Year Ended December 31,
                                                                 -----------------------
                                                1994         1993         1992         1991         1990
                                                ----         ----         ----         ----         ----
Operating Revenue (In Thousands)
  Revenue from electric sales
    Resale:
    Affiliated companies                    $1,448,503   $1,459,619   $1,450,831   $1,384,222   $1,281,933
     Less - G and T credits (A)                (32,346)     (26,001)     (38,697)     (50,961)     (66,048)
                                            ----------   ----------   ----------   ----------   ----------
      Net sales to affiliated companies      1,416,157    1,433,618    1,412,134    1,333,261    1,215,885
    Other utilities (B)                         56,306       52,695       55,156       76,162       66,971
    Municipals                                  32,055       27,574       26,980       25,755       22,989
                                            ----------   ----------   ----------   ----------   ----------
      Total revenue from sales for resale    1,504,518    1,513,887    1,494,270    1,435,178    1,305,845
  Ultimate customers                               606          752        1,399        1,097        1,033
                                            ----------   ----------   ----------   ----------   ----------
      Total revenue from electric sales      1,505,124    1,514,639    1,495,669    1,436,275    1,306,878
  Other operating revenue                       35,633       34,375       35,206       36,016       35,196
                                            ----------   ----------   ----------   ----------   ----------
      Total operating revenue               $1,540,757   $1,549,014   $1,530,875   $1,472,291   $1,342,074
                                            ==========   ==========   ==========   ==========   ==========

Annual Maximum Demand
(Kw - one hour peak)                         4,385,000    4,081,000    3,964,000    4,250,000    4,059,000

(A) The generation and transmission facilities of affiliates are operated as an integrated part of the
    Company's power supply and the affiliates receive generation and transmission (G and T) credits against their power bills for costs of facilities so integrated.

(B) Includes transactions with the New England Power Pool.

NEW ENGLAND POWER COMPANY

Selected Financial Information


                                        Year Ended December 31, (In Millions)
                                        -------------------------------------
                                        1994    1993    1992    1991    1990
                                        ----    ----    ----    ----    ----
Operating revenue:
  Electric sales
    (excluding fuel cost recovery)     $  942  $  939  $  907  $  861  $  809
  Fuel cost recovery                      563     576     589     575     498
  Other                                    36      34      35      36      35
                                       ------  ------  ------  ------  ------
Total operating revenue                $1,541  $1,549  $1,531  $1,472  $1,342
Net income                             $  149  $  141  $  134  $  135  $ 222*
Total assets                           $2,613  $2,441  $2,387  $2,277  $2,306
Capitalization:
  Common equity                        $  877  $  850  $  825  $  797  $  784
  Cumulative preferred stock               61      61      86      86      86
  Long-term debt                          695     667     666     730     781
                                       ------  ------  ------  ------  ------
Total capitalization                   $1,633  $1,578  $1,577  $1,613  $1,651
Preferred dividends declared           $    3  $    5  $    6  $    6  $    6
Common dividends declared              $  119  $  111  $  100  $  116  $  105

* Includes the reversal of a portion of a 1988 write-down under a rate settlement related to the Seabrook 1 nuclear power plant. See Note C-2.


Selected Quarterly Financial Information (Unaudited)

                           First       Second        Third       Fourth
(In Thousands)            Quarter      Quarter      Quarter      Quarter
- --------------            -------      -------      -------      -------
1994
Operating revenue        $399,574     $356,488     $419,555     $365,140
Operating income         $ 56,873     $ 32,192     $ 55,217     $ 26,239
Net income               $ 49,189     $ 26,182     $ 49,818     $ 24,184

1993
Operating revenue        $395,065     $361,131     $417,912     $374,906
Operating income         $ 51,579     $ 35,864     $ 56,625     $ 38,406
Net income               $ 40,090     $ 26,944     $ 47,072     $ 27,362

     Per share data is not relevant because the Company's common stock is wholly-owned by New England Electric System.


     A copy of New England Power Company's Annual Report on Form 10-K to the Securities and Exchange Commission, for the year ended December 31, 1994, will be available on or about April 1, 1995, without charge, upon written request to New England Power Company, Shareholder Services Department,
25 Research Drive, Westborough, Massachusetts 01582.