Form 10-K405/A, Exhibit 13
period 1994-12-31
NEW ENGLAND ELECTRIC SYSTEM; MASSACHUSETTS ELECTRIC CO; NARRAGANSETT ELECTRIC CO; NEW ENGLAND POWER CO
filed 1995-06-22
CIK 71297, 63073, 69659, 71337

ANNUAL REPORT 1994
MASSACHUSETTS ELECTRIC COMPANY


A Subsidiary of
New England Electric System

























                                               [LOGO]   Massachusetts Electric
                                         A New England Electric System company

MASSACHUSETTS ELECTRIC COMPANY
25 Research Drive
Westborough, Massachusetts 01582


Directors
(As of December 31, 1994)

Urville J. Beaumont                   Patricia McGovern
Treasurer and Director, Beaumont      Of Counsel, Goulston and Storrs, P.C.,
and Campbell, P.A. (Attorneys),       Boston, Massachusetts
Salem, New Hampshire
                                      John F. Reilly
Joan T. Bok                           President and Chief Executive Officer
Chairman of the Board of New          of Fred C. Church, Inc., Lowell,
England Electric System               Massachusetts

Sally L. Collins                      John W. Rowe
Director--Workplace Health Services,  President and Chief Executive Officer
Greenfield, Massachusetts             of New England Electric System

John H. Dickson                       Richard P. Sergel
President and Chief Executive         Chairman of the Company and Vice
Officer of the Company                President of New England Electric
                                      System
Charles B. Housen
Chairman and President, Erving        Richard M. Shribman
Industries, Erving, Massachusetts     Treasurer, Norick Realty Corporation,
                                      Salem, Massachusetts
Dr. Kathryn A. McCarthy
Research Professor of Physics,        Roslyn M. Watson
Tufts University, Medford,            President, Watson Ventures, Boston,
Massachusetts                         Massachusetts


Officers
(As of December 31, 1994)

Richard P. Sergel                     Anthony C. Pini
Chairman of the Company and           Vice President
Vice President of New England
Electric System                       Nancy H. Sala
                                      Vice President
John H. Dickson
President and Chief Executive         Dennis E. Snay
Officer                               Vice President

David L. Holt                         Michael E. Jesanis
Executive Vice President              Treasurer of the Company and of New
                                      England Electric System
John C. Amoroso
Vice President                        Robert King Wulff
                                      Clerk of the Company and of certain
Peter H. Gibson                       affiliates
Vice President
                                      Howard W. McDowell
Gregory A. Hale                       Controller and Assistant Treasurer of
Vice President                        the Company and Controller of certain
                                      affiliates
Cheryl A. LaFleur
Vice President                        Frederic E. Greenman
                                      Assistant Clerk and General Counsel of
Robert H. McLaren                     the Company and Senior Vice President,
Vice President                        General Counsel, and Secretary of New
                                      England Electric System
Charles H. Moser
Vice President

Lydia M. Pastuszek
Vice President of the Company and
President of an affiliate


Transfer Agent, Dividend Paying Agent, and Registrar of Preferred Stock State Street Bank and Trust Company, Boston, Massachusetts


This report is not to be considered an offer to sell or buy or solicitation of an offer to sell or buy any security.

MASSACHUSETTS ELECTRIC COMPANY

     Massachusetts Electric Company is a wholly-owned subsidiary of New England Electric System operating in Massachusetts. The Company's business is the distribution and sale of electricity at retail. Electric service is provided to approximately 940,000 customers in 149 cities and towns having a population of about 2,160,000 (1990 Census). The Company's service area covers approximately 43 percent of Massachusetts. The cities and towns served by the Company include the highly diversified commercial and industrial cities of Worcester, Lowell, and Quincy, the Interstate 495 high technology belt, suburban communities, and many rural towns. The principal industries served include computer manufacturing and related businesses, electrical and industrial machinery, plastic goods, fabricated metals and paper, and chemical products. In addition, a broad range of professional, banking, medical, and educational institutions is served.

     The properties of the Company consist principally of substations and distribution lines interconnected with transmission and other facilities of New England Power Company (NEP), an affiliate. The Company buys its electric energy requirements from NEP under a contract which obligates NEP to furnish such requirements at its standard resale rate. The Company participates through NEP in the New England Power Pool, which provides for the coordination of the planning and operation of the generation and transmission facilities in New England, and the region-wide central dispatch of generation.

Report of Independent Accountants

Massachusetts Electric Company, Westborough, Massachusetts:

     We have audited the accompanying balance sheets of Massachusetts Electric Company (the Company), a wholly-owned subsidiary of New England Electric System, as of December 31, 1994 and 1993 and the related statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

Boston, Massachusetts                             COOPERS & LYBRAND L.L.P.
February 27, 1995

MASSACHUSETTS ELECTRIC COMPANY
Financial Review

Overview

     Net income for 1994 increased by $11 million compared with 1993. The increase was primarily due to the inclusion in 1993 of one-time charges associated with an early retirement program and the establishment of additional gas waste reserves. In addition, the increase in 1994 earnings reflects increased kilowatthour (KWH) sales. These factors were partially offset by increased operation and maintenance expenses excluding the effect of the one-time charges discussed above.

     Net income decreased in 1993 by $11 million compared with 1992 primarily due to the 1993 one-time charges mentioned above. The Company also experienced an increase in purchased power expense due to increased peak-demand billings. This decrease was partially offset by a $45.6 million October 1992 rate increase, the effects of a 1993 rate agreement, and an increase in KWH sales billed to ultimate customers.

Rate Activity

     On March 15, 1995, the Company filed a request with the Massachusetts Department of Public Utilities (MDPU) to increase its base rates by $62 million, effective October 1, 1995. As an alternative to this proposed increase, the Company filed an incentive rate plan which would increase rates by about $30 million effective October 1, 1995. Under the proposed incentive rate plan, subsequent base rate adjustments could occur annually on May 1 and would be based on a comparison of the Company's rates to rates of all electric utilities in Massachusetts. The Company is the first electric utility in the state to file under the MDPU's incentive ratemaking guidelines issued in February 1995.

     The Company also proposed a new discount program for large industrial customers that are willing to make a minimum annual usage commitment for a period of five years. The discounts would range from 5 percent to 12.5 percent of base rates depending on a customer's level of commitment. The Company expects an MDPU decision on its filing in late September 1995.

     In 1993, the MDPU approved a rate agreement filed by the Company, the Massachusetts Attorney General, and two groups of large commercial and industrial customers.

     Under the agreement, effective December 1, 1993, the Company implemented an 11 month general rate decrease of $26 million (annual basis). This rate reduction continued in effect through October 31, 1994, at which time rates increased to the previously approved levels. The Company also agreed not to further increase its base rates before October 1, 1995. The agreement also provided for the recognition of unbilled revenues for accounting purposes. Unbilled revenues at September 30, 1993 of approximately $35 million were amortized to income over 13 months commencing December 1993.

     The agreement further provided for rate discounts for large commercial and industrial customers who signed agreements to give a five-year notice to the Company before they purchase power from another supplier or generate any additional power themselves. The notice provision may be reduced from five to three years under certain conditions. The aggregate amount of these service extension discounts was $4 million during 1994 but will increase in 1995 to approximately $10 million per year under the terms of the agreement. Customers representing approximately 88 percent of revenue from currently eligible large commercial and industrial customers have signed these agreements. The discounts are currently available to customers with average monthly peak demands over 500 kilowatts. However, as part of its March 1995 rate filing with the MDPU, the Company proposed expanding this program to customers with average monthly peak demands over 200 kilowatts. In addition, commencing in 1995 the cost of these discounts is being passed on to New England Power Company (NEP), the Company's affiliated wholesale power supplier. This is the result of a NEP rate settlement that was approved by the Federal Energy Regulatory Commission (FERC) in early 1995. The 1993 agreement also resolved all rate recovery issues associated with environmental remediation costs of Massachusetts manufactured gas waste sites formerly owned by the Company and its affiliates, as well as certain other environmental cleanup costs (see "Hazardous Waste" section). Lastly, the agreement provided for the rate recovery of $8 million of certain storm restoration and other costs previously charged to expense. The deferral of these expenses increased 1993 fourth quarter earnings.

     Effective October 1992, the MDPU authorized a $45.6 million annual increase in rates for the Company.

Demand-Side Management

     The Company regularly files its demand-side management (DSM) programs with the MDPU and has received approval to recover DSM program expenditures in rates on a current basis. These expenditures were $59 million, $47 million, and $44 million in 1994, 1993, and 1992, respectively. Since 1990, the Company has been allowed to earn incentives based on the results of its DSM programs. The Company must be able to demonstrate the electricity savings produced by its DSM programs to the MDPU before incentives are recorded. The Company recorded before-tax incentives of $7.1 million, $6.7 million, and $8.6 million in 1994, 1993, and 1992, respectively. The Company has received regulatory orders that will give it the opportunity to continue to earn incentives based on 1995 DSM program results.

Operating Revenue

     The following table summarizes the changes in operating revenue:

                 Increase (Decrease) in Operating Revenue
                 ----------------------------------------
(In Millions)                                           1994        1993
- -------------                                           ----        ----

Sales growth                                            $ 12         $10
General rate changes                                     (22)         33
Unbilled revenues                                         21          11
Purchased power cost adjustment (PPCA) mechanism           7          (6)
DSM recovery                                              12           2
Fuel recovery                                            (16)          6
                                                        ----        ----
                                                        $ 14         $56
                                                        ====        ====

     KWH sales increased by 1.8 percent in 1994 compared with a 0.9 percent increase in 1993. The increase in KWH sales in 1994 reflects an improved economy.

     The Company's rates contain a fuel clause and a PPCA provision. These mechanisms are designed to allow the Company to pass on to its customers changes in purchased energy costs resulting from rate increases or decreases by NEP, the Company's affiliated wholesale power supplier.

     General rate changes in 1994 reflect an 11 month rate decrease which went into effect on December 1, 1993. The agreement also provided for the recognition of unbilled revenues. For a further discussion, see the "Rate Activity" section.

     General rate changes in 1993 reflect general rate increases which went into effect in October 1992.

Operating Expenses

     The following table summarizes the changes in total operating expenses discussed below:

                 Increase (Decrease) in Operating Expenses
                 -----------------------------------------
(In Millions)                                           1994        1993
- ------------                                            ----        ----

Purchased electric energy:
 Fuel costs                                             $(16)        $ 6
 NEP refunds                                               4           1
 Purchases and demand charges from NEP                     4           9
Other operation and maintenance:
 DSM                                                      11           4
 Other                                                   (17)         48
Depreciation                                               2           2
Taxes                                                     13          (5)
                                                        ----        ----
                                                        $  1         $65
                                                        ====        ====

     The changes in fuel costs in 1994 and 1993 are the result of changes in the amount of New England Energy Incorporated (NEEI) costs passed through by NEP. NEEI is an affiliated company involved in oil and gas exploration and development. The 1994 decrease also reflects a reduction in the fuel component of NEP's purchased electric energy costs. In addition, the increase in fuel costs in 1993 reflects increased KWH purchases.

     The changes in other operation and maintenance expense in 1994 and 1993 are primarily the result of 1993 one-time charges of $26 million for the establishment of additional gas waste reserves and $13 million associated with an early retirement program, partially offset by the effects in the fourth quarter of 1993 of the Company's rate agreement which allowed recovery of amounts previously charged to expense (see "Rate Activity" section).
Other operation and maintenance expense in 1994 and 1993 also included increased computer system development costs, increased postretirement benefit expenses, and general increases in other areas. The increase in 1993 also included increased uninsured claims and increased costs associated with the adoption of a new accounting standard for postemployment benefits.

     The increase in taxes in 1994 was primarily due to increased income and increased municipal property tax accruals.

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

     The Company has been named as a potentially responsible party (PRP) by either the U.S. Environmental Protection Agency or the Massachusetts Department of Environmental Protection for 17 sites at which hazardous waste is alleged to have been disposed. Private parties have also contacted or initiated legal proceedings against the Company regarding hazardous waste cleanup. The most prevalent types of hazardous waste sites with which the Company has been associated are manufactured gas locations. The Company is aware of approximately 35 such locations in Massachusetts (including seven of the 17 locations for which the Company is a PRP). The Company is currently aware of other sites, and may in the future become aware of additional sites, that it may be held responsible for remediating.

     In 1993, the MDPU approved a rate agreement filed by the Company (see "Rate Activity" section) that allows for remediation costs of former manufactured gas sites and certain other hazardous waste sites located in Massachusetts to be met from a non-rate recoverable interest-bearing fund of $30 million established on the Company's books. Rate recoverable contributions of $3 million, adjusted for inflation, are added to the fund annually in accordance with the agreement. Any shortfalls in the fund would be paid by the Company and be recovered through rates over seven years.

     Predicting the potential costs to investigate and remediate hazardous waste sites continues to be difficult. There are also significant uncertainties as to the portion, if any, of the investigation and remediation costs of any particular hazardous waste site that may ultimately be borne by the Company. Where appropriate, the Company intends to seek recovery from its insurers and from other PRPs, but it is uncertain whether and to what extent such efforts would be successful. At December 31, 1994, the Company had total reserves for environmental response costs of $35 million and a related regulatory asset of $9 million. The Company believes that hazardous waste liabilities for all sites of which it is aware, and which are not covered by a rate agreement, will not be material to its financial position.

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

     Several state courts have recognized a cause of action for damage to property values in transmission line condemnation cases based on the fear that power lines cause cancer. It is difficult to predict what the impact on the Company would be if this cause of action is recognized in Massachusetts and in contexts other than condemnation cases.

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

     Electric utilities are also facing increased competition in the retail market. Currently, retail competition includes competition with alternative fuel suppliers (including natural gas companies) for heating and cooling, competition with customer-owned generation to displace purchases from electric utilities, and direct competition among electric utilities to attract major new facilities to their service territories. Electric utilities, including the Company, are under increasing pressure from large commercial and industrial customers to discount rates or face the possibility that such customers might relocate or seek alternate suppliers. Across the country, including Massachusetts and the other states in which the Company's affiliates operate, there have been an increasing number of proposals to allow retail customers to choose their electricity supplier, with utilities required to deliver that electricity over their transmission and distribution systems. The Massachusetts Division of Energy Resources (DOER) proposed in January 1995 that the MDPU modify its regulations to allow retail utility customers to choose a supplier and bid for access to the local utility's transmission and distribution systems in situations where new generating capacity is needed. The NEES companies have indicated their support for the DOER proposal. The Company has announced plans to propose a limited bidding experiment consistent with the DOER proposal. In addition, the MDPU initiated a proceeding in February 1995 regarding electric industry regulation and structure. In Rhode Island, the Rhode Island Public Utilities Commission has convened a task force of utilities, commercial and industrial customers, regulators, and other interested parties to prepare a report by May 1995 regarding restructuring the industry. In New Hampshire, the New Hampshire Public Utilities Commission is considering the proposal of a new company to sell electricity at retail to large customers in New Hampshire.

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

     The NEES companies are actively responding to current and anticipated competitive pressures in a variety of ways, including cost control and a 1993 corporate reorganization into separate retail and wholesale business units. The retail business unit, which includes the Company, is responding to competition through the development of an EnergyFIT program, which offers comprehensive value-added services for large business customers, intensified business development efforts, including economic development rates and service packages to encourage businesses to locate in the Company's service territory, and development of new pricing and service options for customers. Additionally, customers representing approximately 88 percent of the Company's currently eligible revenues have signed service extension discount contracts providing for discounts in exchange for agreements requiring three to five years notice before they may change electricity suppliers (see "Rate Activity" section). As part of their long-term planning process, the NEES companies are from time to time evaluating other strategies, such as business combinations and other forms of restructuring, to better respond to the changing competitive environment.

     Since the largest component of the Company's costs is represented by the cost of power purchased from NEP, its competitive position is affected by NEP's ability to control costs. NEP is controlling costs and positioning itself for increased competition by freezing base rates until at least 1997 (wholesale base rates were last raised in March 1992), terminating certain purchased power and gas pipeline contracts, shutting down uneconomic generating stations, and accelerating the recovery of uneconomic assets and other deferred costs. In addition, NEP's wholesale tariff requires its wholesale customers, including the Company and NEES's other retail subsidiaries, to provide seven years notice before they may terminate the tariff.

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

Utility Plant Expenditures and Financings

     Cash expenditures for utility plant totaled $94 million in 1994. The funds necessary for utility plant expenditures during 1994 were primarily provided by net cash from operating activities, after the payment of dividends, and long-term and short-term debt issues. Cash expenditures for utility plant for 1995 are estimated to be approximately $105 million. Internally generated funds are expected to meet approximately 65 percent of capital expenditure requirements in 1995.

     In 1994, the Company issued $36 million of first mortgage bonds, bearing interest rates ranging from 7.05 percent to 8.85 percent. The Company has issued $48 million of long-term debt to date in 1995 at interest rates ranging from 7.79 percent to 8.46 percent, and plans to issue an additional $42 million of long-term debt later in 1995 to meet maturing long-term debt obligations and fund capital expenditures.

     At December 31, 1994, the Company had $82 million of short-term debt outstanding including $73 million in the form of commercial paper borrowings and $9 million of borrowings from affiliates. As of December 31, 1994, the Company had lines of credit with banks totaling $90 million which are available to provide liquidity support for commercial paper borrowings and other corporate purposes. There were no borrowings under these lines of credit at December 31, 1994.

March 20, 1995

MASSACHUSETTS ELECTRIC COMPANY

Statements of Income

                                                Year Ended December 31,
                                                    (In Thousands)
                                         ------------------------------------
                                             1994         1993         1992
                                             ----         ----         ----

Operating revenue                        $1,482,070   $1,468,540   $1,412,948
                                         ----------   ----------   ----------
Operating expenses:
  Purchased electric energy, principally
    from New England Power Company,
    an affiliate                          1,074,402    1,081,918    1,065,189
  Other operation                           215,794      229,438      171,326
  Maintenance                                35,502       28,168       34,166
  Depreciation                               42,775       40,848       39,200
  Taxes, other than income taxes             28,664       26,527       23,041
  Income taxes                               22,265       11,055       19,915
                                         ----------   ----------   ----------
      Total operating expenses            1,419,402    1,417,954    1,352,837
                                         ----------   ----------   ----------
Operating income                             62,668       50,586       60,111

Other income (expense) - net, including
  related taxes                                (995)         (64)         147
                                         ----------   ----------   ----------
      Operating and other income             61,673       50,522       60,258
                                         ----------   ----------   ----------
Interest:
  Interest on long-term debt                 20,967       23,403       21,910
  Other interest                              6,366        3,638        3,657
  Allowance for borrowed funds used during
    construction - credit                      (386)        (298)        (214)
                                         ----------   ----------   ----------
      Total interest                         26,947       26,743       25,353
                                         ----------   ----------   ----------
Net income                               $   34,726   $   23,779   $   34,905
                                         ==========   ==========   ==========


Statements of Retained Earnings

                                                Year Ended December 31,
                                                    (In Thousands)
                                         ------------------------------------
                                             1994         1993         1992
                                             ----         ----         ----
Retained earnings at beginning of year   $  135,276   $  134,670   $  125,976
Net income                                   34,726       23,779       34,905
Dividends declared on cumulative
  preferred stock                            (3,114)      (3,772)      (3,428)
Dividends declared on common stock,
  $12.50, $7.75, and $9.50 per share,
  respectively                              (29,977)     (18,585)     (22,783)
Premium on redemption of preferred stock                    (816)
                                         ----------   ----------   ----------
Retained earnings at end of year         $  136,911   $  135,276   $  134,670
                                         ==========   ==========   ==========


The accompanying notes are an integral part of these financial statements.

MASSACHUSETTS ELECTRIC COMPANY

Balance Sheets

                                                          At December 31,
                                                          (In Thousands)
                                                     ------------------------
                                                        1994          1993
                                                        ----          ----
Assets
Utility plant, at original cost                      $1,346,824    $1,279,194
  Less accumulated provisions for depreciation          373,501       352,467
                                                     ----------    ----------
                                                        973,323       926,727
Construction work in progress                            22,672        18,558
                                                     ----------    ----------
      Net utility plant                                 995,995       945,285
                                                     ----------    ----------
Current assets:
  Cash                                                    1,225           773
  Accounts receivable:
    From sales of electric energy                       137,431       142,532
    Other (including $6,609,000 and $3,517,000
      from affiliates)                                   36,022        22,881
      Less reserves for doubtful accounts                10,394        10,534
                                                     ----------    ----------
                                                        163,059       154,879
  Unbilled revenues (Note A-2)                           42,800        43,400
  Materials and supplies, at average cost                11,524        10,601
  Prepaid and other current assets                       21,583        19,990
                                                     ----------    ----------
      Total current assets                              240,191       229,643
                                                     ----------    ----------
Deferred charges and other assets (Note A-6)             59,536        57,376
                                                     ----------    ----------
                                                     $1,295,722    $1,232,304
                                                     ==========    ==========

Capitalization and Liabilities
Capitalization:
  Common stock, par value $25 per share, authorized
    and outstanding 2,398,111 shares                 $   59,953    $   59,953
  Premiums on capital stocks                             45,862        45,862
  Other paid-in capital                                 141,310       141,310
  Retained earnings                                     136,911       135,276
                                                     ----------    ----------
      Total common equity                               384,036       382,401
  Cumulative preferred stock (Note G)                    50,000        50,000
  Long-term debt                                        265,631       264,719
                                                     ----------    ----------
      Total capitalization                              699,667       697,120
                                                     ----------    ----------
Current liabilities:
  Long-term debt due in one year                         35,000
  Short-term debt (including $8,650,000 and
    $8,350,000 to affiliates)                            81,820        37,925
  Accounts payable (including $157,076,000 and
    $160,852,000 to affiliates)                         182,102       178,117
  Accrued liabilities:
    Taxes                                                   906         1,133
    Interest                                              7,945         6,784
    Other accrued expenses (Note A-7)                    27,132        69,823
  Customer deposits                                       4,985         5,907
  Dividends payable                                      13,968         5,575
                                                     ----------    ----------
      Total current liabilities                         353,858       305,264
                                                     ----------    ----------
Deferred federal and state income taxes                 176,913       146,414
Unamortized investment tax credits                       18,816        20,044
Other reserves and deferred credits                      46,468        63,462
Commitments and contingencies (Note C)
                                                     ----------    ----------
                                                     $1,295,722    $1,232,304
                                                     ==========    ==========


The accompanying notes are an integral part of these financial statements.

MASSACHUSETTS ELECTRIC COMPANY

Statements of Cash Flows

                                                Year Ended December 31,
                                                    (In Thousands)
                                         ------------------------------------
                                             1994         1993         1992
                                             ----         ----         ----
Operating activities:
  Net income                               $ 34,726     $ 23,779     $ 34,905
  Adjustments to reconcile net income to
   net cash provided by operating
   activities:
    Depreciation                             42,775       40,848       39,200
    Deferred income taxes and
      investment tax credits - net           28,909        3,126       15,252
    Allowance for borrowed funds
      used during construction                 (386)        (298)        (214)
    Amortization of unbilled revenues       (32,300)      (2,700)
    Early retirement program                               7,665
    Decrease (increase) in accounts
      receivable, net and unbilled
      revenues                               (7,580)     (46,434)     (20,266)
    Decrease (increase) in materials and
      supplies                                 (923)        (682)         221
    Decrease (increase) in prepaid and
      other current assets                   (1,593)       6,229      (24,806)
    Increase (decrease) in accounts
      payable                                 3,985       (9,112)       5,678
    Increase (decrease) in other current
      liabilities                           (10,379)      32,507        2,804
    Other, net                              (12,982)      14,723       (1,692)
                                           --------     --------     --------
      Net cash provided by operating
        activities                         $ 44,252     $ 69,651     $ 51,082
                                           --------     --------     --------

Investing activities:
  Plant expenditures, excluding allowance
    for funds used during construction     $(94,105)    $(80,473)    $(80,547)
  Other investing activities                 (4,892)
                                           --------     --------     --------
      Net cash used in investing
        activities                         $(98,997)    $(80,473)    $(80,547)
                                           --------     --------     --------

Financing activities:
  Capital contributions from parent                     $ 50,572     $ 10,000
  Dividends paid on common stock           $(21,584)     (19,185)     (18,586)
  Dividends paid on preferred stock          (3,114)      (3,850)      (3,428)
  Changes in short-term debt                 43,895       (7,775)      31,150
  Long-term debt - issues                    36,000      116,000      150,000
  Long-term debt- retirements                           (117,000)    (138,000)
  Preferred stock - issues                                35,000
  Preferred stock - retirements                          (35,000)
  Premium on reacquisition of long-term
    debt                                                  (7,089)      (2,197)
  Premium on redemption of preferred
    stock                                                   (816)
                                           --------     --------     --------
      Net cash provided by financing
        activities                         $ 55,197     $ 10,857     $ 28,939
                                           --------     --------     --------
  Net increase (decrease) in cash and
    cash equivalents                       $    452     $     35     $   (526)
  Cash and cash equivalents at
    beginning of year                           773          738        1,264
                                           --------     --------     --------
  Cash and cash equivalents at end
    of year                                $  1,225     $    773     $    738
                                           ========     ========     ========

Supplementary Information:
  Interest paid less amounts capitalized   $ 24,562     $ 25,220     $ 23,928
                                           --------     --------     --------
  Federal and state income taxes paid      $  1,645     $ 12,090     $ 11,521
                                           --------     --------     --------


The accompanying notes are an integral part of these financial statements.

MASSACHUSETTS ELECTRIC COMPANY
Notes to Financial Statements

Note A - Significant Accounting Policies
- ----------------------------------------

1.   System of Accounts:

     The accounts of the Company are maintained in accordance with the Uniform System of Accounts prescribed by regulatory bodies having jurisdiction.

2.   Revenue:

     Under a 1993 rate agreement, the Company began recognizing, for accounting purposes, revenues for electricity delivered but not yet billed (unbilled revenues). At December 31, 1993, the Company recorded on its balance sheet approximately $43 million of unbilled revenues, of which $11 million was recognized in income in the fourth quarter of 1993 pursuant to this rate agreement, with the balance recognized in 1994. Other accrued revenues are recorded in accordance with rate adjustment mechanisms.

3.   Allowance for Funds Used During Construction (AFDC):

     The Company capitalizes AFDC as part of construction costs. AFDC represents an allowance for the cost of funds used to finance construction. AFDC is capitalized in "Utility plant" with offsetting non-cash credits to "Interest". This method is in accordance with an established rate-making practice under which a utility is permitted a return on, and the recovery of, prudently incurred capital costs through their ultimate inclusion in rate base and in the provision for depreciation. The composite AFDC rates were
4.8 percent, 3.5 percent, and 3.9 percent, in 1994, 1993, and 1992, respectively.

4.   Depreciation:

     Depreciation is provided annually on a straight-line basis. The provisions for depreciation as a percentage of weighted average depreciable property were 3.3 percent in 1994, 1993, and 1992.

5.   Cash:

     The Company classifies short-term investments with a remaining maturity of 90 days or less as cash. Current banking arrangements do not require outstanding checks to be funded until actually presented for payment. Outstanding checks are therefore recorded in accounts payable until such time as the banks present them for payment.

MASSACHUSETTS ELECTRIC COMPANY
Notes to Financial Statements (continued)

Note A - Significant Accounting Policies (continued)
- ----------------------------------------

6.   Deferred Charges and Other Assets:

     The components of deferred charges and other assets are as follows:

                                                      At December 31,
                                                      (In Thousands)
                                                   ---------------------
                                                       1994       1993
                                                       ----       ----
Regulatory assets:
  Deferred SFAS No. 106 costs (see Note D-2)        $16,079    $ 9,663
  Environmental response costs (see Note C-2)         9,417     15,002
  Unamortized losses on reacquired debt               8,848      9,843
  Deferred SFAS No. 109 costs (see Note B)            8,445      8,083
  Deferred storm costs                                6,545      9,652
  Other                                               1,764      2,212
                                                    -------    -------
                                                     51,098     54,455
Other deferred charges and other assets:
  Non-utility property                                5,344      1,697
  Other                                               3,094      1,224
                                                    -------    -------
                                                    $59,536    $57,376
                                                    =======    =======

     Electric utility rates are generally based on a utility's costs. As a result, electric utilities are subject to certain accounting standards that are not applicable to other business enterprises in general. These accounting rules require regulated entities, in appropriate circumstances, to establish regulatory assets and liabilities, which defer the income statement impact of certain costs that are expected to be recovered in future rates. The effects of competition could ultimately cause the operations of the Company, or a portion thereof, to cease meeting the criteria for application of these accounting rules. In such an event, accounting standards applicable to enterprises in general would apply and immediate write-off of any previously deferred costs (regulatory assets) would be necessary in the year in which these criteria were no longer applicable. Approximately $25 million of the regulatory assets at December 31, 1994 listed above are expected to be recovered within 10 years. All of the remainder will be fully recovered within the next 20 years with the exception of the Deferred SFAS No. 109 costs which will take longer to recover.

7.   Other Accrued Expenses:

     The components of other accrued expenses are as follows:

                                                      At December 31,
                                                      (In Thousands)
                                                   ---------------------
                                                       1994       1993
                                                       ----       ----
Rate adjustment mechanisms                          $15,087    $21,560
Deferred unbilled revenues                                      32,300
Accrued wages and benefits                            9,969     13,094
Other                                                 2,076      2,869
                                                    -------    -------
                                                    $27,132    $69,823
                                                    =======    =======

MASSACHUSETTS ELECTRIC COMPANY
Notes to Financial Statements (continued)

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

     Total income taxes in the statements of income are as follows:

                                             Year Ended December 31,
                                                 (In Thousands)
                                           ---------------------------
                                              1994      1993      1992
                                              ----      ----      ----
Income taxes charged to operations         $22,265   $11,055   $19,915
Income taxes charged (credited) to
 "Other income"                               (642)      101       143
                                           -------   -------   -------
     Total income taxes                    $21,623   $11,156   $20,058
                                           =======   =======   =======

     Total income taxes, as shown above, consist of the following components:

                                             Year Ended December 31,
                                                 (In Thousands)
                                           ---------------------------
                                              1994      1993      1992
                                              ----      ----      ----

Current income taxes                       $(7,286)  $ 8,030   $ 4,806
Deferred income taxes                       30,137     4,354    16,480
Investment tax credits--net                 (1,228)   (1,228)   (1,228)
                                           -------   -------   -------
     Total income taxes                    $21,623   $11,156   $20,058
                                           =======   =======   =======

     Total income taxes, as shown above, consist of federal and state components as follows:

                                             Year Ended December 31,
                                                 (In Thousands)
                                           ---------------------------
                                              1994      1993      1992
                                              ----      ----      ----

Federal income taxes                       $16,942   $ 7,808   $16,200
State income taxes                           4,681     3,348     3,858
                                           -------   -------   -------
     Total income taxes                    $21,623   $11,156   $20,058
                                           =======   =======   =======

     Investment tax credits are deferred and amortized over the estimated lives of the property giving rise to the credits. Since the Tax Reform Act of 1986 generally eliminated investment tax credits, the amounts shown above principally reflect the amortization of investment tax credits generated in prior years.

     Consistent with rate-making policies of the Massachusetts Department of Public Utilities (MDPU), the Company has adopted comprehensive interperiod tax allocation (normalization) for temporary book/tax differences.

MASSACHUSETTS ELECTRIC COMPANY
Notes to Financial Statements (continued)

Note B - Income Taxes (continued)
- ---------------------

     Total income taxes differ from the amounts computed by applying the federal statutory tax rates to income before taxes. The reasons for the differences are as follows:

                                             Year Ended December 31,
                                                 (In Thousands)
                                           ---------------------------
                                              1994      1993      1992
                                              ----      ----      ----

Computed tax at statutory rate             $19,722   $12,227   $18,687
Increases (reductions) in tax resulting
 from:
 Amortization of investment tax credits     (1,228)   (1,228)   (1,228)
 Adjustment of prior year tax accruals        (110)   (2,528)
 State income taxes, net of federal
   income tax benefit                        3,043     2,459     2,546
 All other differences                         196       226        53
                                           -------   -------   -------
     Total income taxes                    $21,623   $11,156   $20,058
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

     The following table identifies the major components of total deferred income taxes:

                                                      At December 31,
                                                       (In Millions)
                                                   ---------------------
                                                       1994       1993
                                                       ----       ----
Deferred tax asset:
  Plant related                                       $   8      $  11
  Investment tax credits                                  8          8
  All other                                              45         59
                                                      -----      -----
                                                         61         78
                                                      -----      -----
Deferred tax liability:
  Plant related                                        (201)      (191)
  All other                                             (37)       (33)
                                                      -----      -----
                                                       (238)      (224)
                                                      -----      -----
      Net deferred tax liability                      $(177)     $(146)
                                                      =====      =====

     There were no valuation allowances for deferred tax assets deemed necessary.

     The deferred taxes resulting from timing differences which appeared on the income statement in 1992 (prior to the adoption of SFAS No. 109 in 1993) primarily included deferred income taxes of $8 million related to utility plant and $8 million in connection with postretirement benefits other than pensions (PBOPs).

MASSACHUSETTS ELECTRIC COMPANY
Notes to Financial Statements (continued)

Note C - Commitments and Contingencies
- --------------------------------------

1.   Plant Expenditures:

     The Company's utility plant expenditures are estimated to be approximately $105 million in 1995. At December 31, 1994, substantial commitments had been made relative to future planned expenditures.

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

     The Company has been named as a potentially responsible party (PRP) by either the U.S. Environmental Protection Agency or the Massachusetts Department of Environmental Protection for 17 sites at which hazardous waste is alleged to have been disposed. Private parties have also contacted or initiated legal proceedings against the Company regarding hazardous waste cleanup. The most prevalent types of hazardous waste sites with which the Company has been associated are manufactured gas locations. The Company is aware of approximately 35 such locations in Massachusetts (including seven of the 17 locations for which the Company is a PRP). The Company is currently aware of other sites, and may in the future become aware of additional sites, that it may be held responsible for remediating.

     In 1993, the MDPU approved a rate agreement filed by the Company that allows for remediation costs of former manufactured gas sites and certain other hazardous waste sites located in Massachusetts to be met from a non-rate recoverable interest-bearing fund of $30 million established on the Company's books composed of previously recorded reserves of $21 million plus $9 million of additional reserves recorded in the fourth quarter of 1993. Rate recoverable contributions of $3 million, adjusted for inflation, are added to the fund annually in accordance with the agreement. Any shortfalls in the fund would be paid by the Company and be recovered through rates over seven years.

     Predicting the potential costs to investigate and remediate hazardous waste sites continues to be difficult. There are also significant uncertainties as to the portion, if any, of the investigation and remediation costs of any particular hazardous waste site that may ultimately be borne by the Company. Where appropriate, the Company intends to seek recovery from its insurers and from other PRPs, but it is uncertain whether and to what extent such efforts would be successful. At December 31, 1994, the Company had total reserves for environmental response costs of $35 million and a related regulatory asset of $9 million. The Company believes that hazardous waste liabilities for all sites of which it is aware, and which are not covered by a rate agreement, will not be material to its financial position.

MASSACHUSETTS ELECTRIC COMPANY
Notes to Financial Statements (continued)

Note D - Employee Benefits
- --------------------------

1.   Pension Plans:

     Employee Benefits The Company participates with other subsidiaries of NEES in noncontributory defined-benefit plans covering substantially all employees of the Company. The plans provide pension benefits based on the employee's compensation during the five years before retirement. The Company's funding policy is to contribute each year, the net periodic pension cost for that year. However, the contribution for any year will not be less than the minimum required contribution under federal law or greater than the maximum tax deductible amount.

     Net pension cost for 1994, 1993, and 1992 included the following components:

                                             Year Ended December 31,
                                                 (In Thousands)
                                           ---------------------------
                                              1994      1993      1992
                                              ----      ----      ----
Service cost--benefits earned during
 the period                               $  4,134  $  3,348  $  3,326
Plus (less):
 Interest cost on projected benefit
   obligation                               16,435    16,905    15,886
 Return on plan assets at expected
   long-term rate                          (17,223)  (16,683) $(16,441)
 Amortization                                1,060      (208)     (260)
                                          --------  --------  --------
     Net pension cost                     $  4,406  $  3,362  $  2,511
                                          ========  ========  ========

Assumptions used to determine pension
 cost:
 Discount rate                                7.25%     8.25%      8.50%
 Average rate of increase in future
   compensation levels                        4.35%     5.35%      6.70%
 Expected long-term rate of return on
   assets                                     8.75%     8.75%      9.00%
                                          --------  --------  --------
     Actual return on plan assets         $  1,541  $ 25,785  $ 14,479
                                          ========  ========  ========

     Service cost for 1993 does not reflect costs incurred in connection with an early retirement program offered by the Company in that year (see Note D-3).

     The funded status of the plans cannot be presented separately for the Company as the Company participates in the plans with other NEES subsidiaries. The following table sets forth the funded status of the NEES companies' plans at December 31:

MASSACHUSETTS ELECTRIC COMPANY
Notes to Financial Statements (continued)

Note D - Employee Benefits (continued)
- --------------------------

                                                Retirement Plans,
                                                  (In Millions)
                                           ---------------------------
                                            1994                1993
                                          --------            --------

                                       Union   Non-Union    Union   Non-Union
                                     Employee  Employee   Employee  Employee
                                       Plans     Plans      Plans     Plans
                                     --------  ---------  --------  ---------
Benefits earned
 Actuarial present value of
   accumulated benefit liability:
     Vested                             $251      $308      $251      $333
     Non-vested                            8         9        20         6
                                        ----      ----      ----      ----
       Total                            $259      $317      $271      $339
                                        ====      ====      ====      ====
Reconciliation of funded status
 Actuarial present value of projected
   benefit liability                    $303      $355      $310      $383
 Unrecognized prior service costs         (8)       (4)       (8)       (6)
 SFAS No. 87 transition liability not
   yet recognized (amortized)              -        (1)        -        (1)
 Net loss not yet recognized
   (amortized)                           (13)      (33)      (11)      (45)
 Additional minimum liability
   recognized                              -         -         -         8
                                        ----      ----      ----      ----
                                         282       317       291       339
                                        ----      ----      ----      ----
 Pension fund assets at fair value       293       323       302       318
 SFAS No. 87 transition asset not
   yet recognized (amortized)            (13)        -       (14)        -
                                        ----      ----      ----      ----
                                         280       323       288       318
                                        ----      ----      ----      ----
 Accrued pension/(prepaid)
   payments recorded on books           $  2      $ (6)     $  3      $ 21
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

MASSACHUSETTS ELECTRIC COMPANY
Notes to Financial Statements (continued)

Note D - Employee Benefits (continued)
- --------------------------

     The total cost of PBOPs for 1994 and 1993 included the following components:

                                                  Year Ended December 31,
                                                      (In Thousands)
                                                  -----------------------
                                                       1994       1993
                                                       ----       ----
Service cost--benefits earned during the period     $ 2,840    $ 2,613
Plus (less):
  Interest cost on the accumulated benefit
    obligation                                       11,050     12,007
  Return on plan assets at expected long-term
    rate                                             (3,306)    (2,095)
  Amortization                                        7,287      7,302
                                                    -------    -------
      Net postretirement benefit cost               $17,871    $19,827
                                                    =======    =======
      Actual return on plan assets                  $   265    $ 2,125
                                                    =======    =======

     The following table sets forth benefits earned and the plans' funded status:

                                                      At December 31,
                                                       (In Millions)
                                                   ---------------------
                                                       1994       1993
                                                       ----       ----

Accumulated postretirement benefit obligation:
  Retirees                                            $  92      $ 100
  Fully eligible active plan participants                19         10
  Other active plan participants                         33         48
                                                      -----      -----
      Total benefits earned                             144        158
Unrecognized transition obligation                     (131)      (138)

Net gain (loss) not yet recognized                       15         (3)
                                                      -----      -----
                                                         28         17

Plan assets at fair value                                44         35
                                                      -----      -----
Prepaid postretirement benefit costs recorded
  on books                                            $  16      $  18
                                                      =====      =====


                                            1995       1994       1993
                                            ----       ----       ----
Assumptions used to determine
  postretirement benefit cost:
   Discount rate                            8.25%      7.25%       8.25%
   Expected long-term rate of return on
    assets                                  8.50%      8.50%       8.50%
   Health care cost rate - 1994 and 1993       -      11.00%      12.00%
   Health care cost rate - 1995 to 2004     8.50%      8.50%       9.50%
   Health care cost rate - 2005 and beyond  6.25%      6.25%       7.25%

MASSACHUSETTS ELECTRIC COMPANY
Notes to Financial Statements (continued)

Note D - Employee Benefits (continued)
- --------------------------

     The plans' funded status at December 31, 1994 and 1993 presented above was calculated using the assumed rates in effect for 1995 and 1994, respectively.

     The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed rates by 1 percent in each year would increase the accumulated postretirement benefit obligation as of December 31, 1994 by approximately $22 million and the net periodic cost for the year 1994 by approximately $2.5 million.

     The Company funds the annual tax deductible contributions. Plan assets are invested in equity and debt securities and cash equivalents.

     Prior to 1993, the Company recorded the cost of PBOPs when paid. These costs amounted to approximately $5.4 million in 1992. The Company has been permitted by the MDPU to phase-in over a four year period that commenced in October 1992, a level of rate recovery that is expected to equal or exceed the amount of PBOP costs calculated in accordance with SFAS No. 106. At December 31, 1994, the Company had deferred for later recovery, $16 million representing that portion of increased PBOP costs not being recovered during this phase-in period. Therefore, adoption of this new accounting standard did not have a significant impact on net income.

     In the fourth quarter of 1993, the Company recorded a $2 million charge to earnings reflecting the cumulative effect of adopting a new accounting standard for postemployment benefits.

3.   1993 Early Retirement and Special Severance Programs:

     In February 1993, the Company offered a voluntary early retirement program to non-union employees who were at least 55 years old with 10 years of service. This program was part of an organizational review with the goal of streamlining operations and reducing the work force. The early retirement offer was accepted by 102 employees. A special severance program was also announced in February 1993 for employees affected by the organizational review, but who were not eligible for, or did not accept, the early retirement offer. The Company recorded in the first quarter of 1993 a one-time charge to earnings of approximately $8 million, after tax ($13 million, before tax), to reflect the cost of the early retirement and special severance programs which consisted principally of pension benefits. This total includes the Company's portion of its affiliated service company's cost of these programs.

Note E - Short-term Borrowing Arrangements
- ------------------------------------------

     At December 31, 1994, the Company had $82 million of short-term debt outstanding including $73 million in the form of commercial paper borrowings and $9 million of borrowings from affiliates. At December 31, 1994, the Company had lines of credit with banks totaling $90 million which are available to provide liquidity support for commercial paper borrowings and other corporate purposes. There were no borrowings under these lines of credit at December 31, 1994. Fees are paid in lieu of compensating balances on most lines of credit. The weighted average rate on outstanding short-term borrowings was 6.1 percent at December 31, 1994.

MASSACHUSETTS ELECTRIC COMPANY
Notes to Financial Statements (continued)

Note F - Intercompany Lending Arrangement
- -----------------------------------------

     NEES and certain subsidiaries, including the Company, with regulatory approval, operate a money pool to more effectively utilize cash resources and to reduce outside short-term borrowings. Short-term borrowing needs are met first by available funds of the money pool participants. Borrowing companies pay interest at a rate designed to approximate the cost of outside short-term borrowings. Companies which invest in the pool share the interest earned on a basis proportionate to their average monthly investment in the money pool. Funds may be withdrawn from or repaid to the pool at any time without prior notice.

Note G - Cumulative Preferred Stock
- -----------------------------------

     A summary of cumulative preferred stock at December 31, 1994 and 1993 is as follows (in thousands of dollars except for share data):

                     Shares
                   Authorized
                       and                              Dividends       Call
                   Outstanding         Amount           Declared        Price
                  -------------     -------------     -------------    ------
                  1994     1993     1994     1993     1994     1993
                  ----     ----     ----     ----     ----     ----

$25 Par value--
  6.84% Series  600,000  600,000  $15,000  $15,000   $1,026  $  370     (a)
$100 Par value--
  4.44% Series   75,000   75,000    7,500    7,500      333     333  $104.068
  4.76% Series   75,000   75,000    7,500    7,500      357     357   103.730
  6.99% Series  200,000  200,000   20,000   20,000    1,398     658     (b)
  7.80% Series                                                  878
  7.84% Series                                                1,176
                -------  -------  -------  -------   ------  ------
     Total      950,000  950,000  $50,000  $50,000   $3,114  $3,772
                =======  =======  =======  =======   ======  ======

(a) Callable on or after October 1, 1998 at $25.80.

(b) Callable on or after August 1, 2003 at $103.50.

     The annual dividend requirement for total cumulative preferred stock was $3,114,000 for 1994 and 1993.

     During 1993, all of the Company's 7.80 percent Series and 7.84 percent Series of cumulative preferred stock were redeemed. Total premiums of $816,000 in connection with these redemptions were charged to retained earnings. There are no mandatory redemption provisions on the Company's cumulative preferred stock.

MASSACHUSETTS ELECTRIC COMPANY
Notes to Financial Statements (continued)

Note H - Long-term Debt
- -----------------------

     A summary of long-term debt is as follows:

                        At December 31, (In Thousands)
                        ------------------------------
Series        Rate %        Maturity                   1994         1993
- ------        ------        --------                   ----         ----
First Mortgage Bonds:
R (92-2)      5.875         February 6, 1995       $ 10,000     $ 10,000
S (92-1)      5.860         June 26, 1995            15,000       15,000
S (92-8)      4.730         September 18, 1995       10,000       10,000
R (92-4)      7.230         June 3, 1997             10,000       10,000
R (92-5)      7.210         June 3, 1997              5,000        5,000
S (92-6)      6.120         August 15, 1997          12,000       12,000
S (92-7)      6.010         August 15, 1997           3,000        3,000
R (92-1)      7.240         December 30, 1998        10,000       10,000
S (92-3)      6.630         August 12, 1999           7,500        7,500
S (92-4)      6.600         August 12, 1999           7,500        7,500
S (92-2)      6.980         July 17, 2000             5,000        5,000
S (92-9)      6.310         September 15, 2000       10,000       10,000
R (92-6)      7.710         July 1, 2002             10,000       10,000
S (92-11)     7.250         October 28, 2002          5,000        5,000
S (92-12)     7.340         November 25, 2002        10,000       10,000
T (93-2)      7.090         January 27, 2003         20,000       20,000
T (93-5)      6.400         June 24, 2003            10,000       10,000
U (93-1)      6.240         November 17, 2003         5,000        5,000
U (94-6)      8.520         November 30, 2004        10,000
T (93-7)      6.660         June 23, 2008             5,000        5,000
T (93-8)      6.660         June 30, 2008             5,000        5,000
T (93-10)     6.110         September 8, 2008        10,000       10,000
T (93-11)     6.375         November 17, 2008        10,000       10,000
R (92-3)      8.550         February 7, 2022          5,000        5,000
S (92-5)      8.180         August 1, 2022           10,000       10,000
S (92-10)     8.400         October 26, 2022          5,000        5,000
T (93-1)      8.150         January 20, 2023         10,000       10,000
T (93-3)      7.980         January 27, 2023         10,000       10,000
T (93-4)      7.690         February 24, 2023        10,000       10,000
T (93-6)      7.500         June 23, 2023             3,000        3,000
T (93-9)      7.500         June 29, 2023             7,000        7,000
U (93-2)      7.200         November 15, 2023        10,000       10,000
U (93-3)      7.150         November 24, 2023         1,000        1,000
U (94-1)      7.050         February 2, 2024         10,000
U (94-2)      8.080         May 2, 2024               5,000
U (94-3)      8.030         June 14, 2024             5,000
U (94-4)      8.160         August 9, 2024            5,000
U (94-5)      8.850         November 7, 2024          1,000
Unamortized discounts and premiums                   (1,369)      (1,281)
                                                   --------     --------
Total long-term debt                                300,631      264,719
                                                   ========     ========
Long-term debt due within year                      (35,000)
                                                   --------     --------
                                                   $265,631     $264,719
                                                   ========     ========

MASSACHUSETTS ELECTRIC COMPANY
Notes to Financial Statements (continued)

Note H - Long-term Debt (continued)
- -----------------------

     Substantially all of the properties and franchises of the Company are subject to the lien of mortgage indentures under which the first mortgage bonds have been issued.

     The Company will make cash payments of $35,000,000 in 1995, $30,000,000 in 1997, $10,000,000 in 1998, and $15,000,000 in 1999 to retire maturing mortgage bonds.  There are no cash payments required in 1996.

Note I - Fair Value of Financial Instruments
- --------------------------------------------

     At December 31, 1994, the Company's long-term debt, including long-term debt due within one year, had a carrying value of approximately $301,000,000 and had a fair value of approximately $280,000,000. The fair market value of the Company's long-term debt was estimated based on the quoted prices for similar issues or on the current rates offered to the Company for debt of the same remaining maturity. The fair value of the Company's short-term debt equals carrying value.

Note J - Restrictions on Retained Earning Available for
         Dividends on Common Stock
- -------------------------------------------------------

     As long as any preferred stock is outstanding, certain restrictions on payment of dividends on common stock would come into effect if the "junior stock equity" was, or by reason of payment of such dividends became, less than 25 percent of "total capitalization". However, the junior stock equity at December 31, 1994 was 52 percent of total capitalization, including long-term debt due in one year, and, accordingly, none of the Company's retained earnings at December 31, 1994 were restricted as to dividends on common stock under the foregoing restrictions.

     Under restrictions contained in the indentures relating to first mortgage bonds, $30,113,000 of the Company's retained earnings at December 31, 1994 were restricted as to dividends on common stock.

Note K - Supplementary Income Statement Information
- ---------------------------------------------------

     Advertising expenses, expenditures for research and development, and rents were not material and there were no royalties paid. Taxes, other than income taxes, charged to operating expenses are set forth by classes as follows:

                                             Year Ended December 31,
                                                 (In Thousands)
                                           ---------------------------
                                              1994      1993      1992
                                              ----      ----      ----
Municipal property taxes                   $21,186   $19,620   $16,525
Federal and state payroll and other taxes    7,478     6,907     6,516
                                           -------   -------   -------
                                           $28,664   $26,527   $23,041
                                           =======   =======   =======

     New England Power Service Company, an affiliated service company operating pursuant to the provisions of Section 13 of the Public Utility Holding Company Act of 1935, furnished services to the Company at the cost of such services. These costs amounted to $71,107,000, $61,515,000, and $47,360,000, including capitalized construction costs of $8,977,000, $9,038,000, and $8,306,000, for each of the years 1994, 1993, and 1992, respectively.

MASSACHUSETTS ELECTRIC COMPANY
Operating Statistics (Unaudited)

                                                                 Year Ended December 31,
                                                                 -----------------------
                                                1994         1993         1992         1991         1990
                                                ----         ----         ----         ----         ----
Sources of Energy (Thousands of KWH)
  Purchased energy:
    From New England Power Company,
      an affiliate                          16,455,774   16,179,204   16,005,087   15,971,746   16,206,581
    From others                                  3,364       12,676       13,916       12,865       13,180
                                            ----------   ----------   ----------   ----------   ----------
      Total purchased                       16,459,138   16,191,880   16,019,003   15,984,611   16,219,761
  Losses, company use, etc.                   (733,804)    (740,390)    (711,157)    (730,694)    (699,383)
                                            ----------   ----------   ----------   ----------   ----------
      Total sources of energy               15,725,334   15,451,490   15,307,846   15,253,917   15,520,378
                                            ==========   ==========   ==========   ==========   ==========

Sales of Energy (Thousands of KWH)
  Residential                                5,798,806    5,694,539    5,645,350    5,568,452    5,629,825
  Commercial                                 5,936,170    5,743,924    5,645,867    5,585,604    5,648,759
  Industrial                                 3,885,391    3,850,075    3,907,040    3,979,418    4,113,647
  Other                                         95,382       99,991      105,842      113,444      120,142
                                            ----------   ----------   ----------   ----------   ----------
      Total sales to ultimate customers     15,715,749   15,388,529   15,304,099   15,246,918   15,512,373
  Sales for resale                               9,585       62,961        3,747        6,999        8,005
                                            ----------   ----------   ----------   ----------   ----------
      Total sales of energy                 15,725,334   15,451,490   15,307,846   15,253,917   15,520,378
                                            ==========   ==========   ==========   ==========   ==========

Maximum Demand (Kw - one hour peak)          3,016,000    2,819,000    2,791,000    2,888,000    2,761,000

Average Annual Use per Residential
  Customer (KWH)                                 6,948        6,888        6,886        6,832        6,926

Number of Customers at December 31
  Residential                                  839,443      831,223      824,072      817,270      814,558
  Commercial                                    95,430       93,414       92,281       81,355       85,597
  Industrial                                     4,551        4,637        4,624        4,650        4,667
  Other                                            880          906          952          986          910
                                            ----------   ----------   ----------   ----------   ----------
      Total ultimate customers                 940,304      930,180      921,929      904,261      905,732
  Other (for resale)                               178          278           22           21           22
                                            ----------   ----------   ----------   ----------   ----------
      Total customers                          940,482      930,458      921,951      904,282      905,754
                                            ==========   ==========   ==========   ==========   ==========

NEW ENGLAND POWER COMPANY
Operating Statistics (Unaudited) (continued)

                                                                 Year Ended December 31,
                                                                 -----------------------
                                                1994         1993         1992         1991         1990
                                                ----         ----         ----         ----         ----
Operating Revenue (In Thousands)
  Residential                               $  589,447   $  590,106   $  549,884   $  521,140   $  475,004
  Commercial                                   523,806      515,874      510,638      490,078      442,478
  Industrial                                   301,144      314,132      319,905      318,502      294,037
  Other                                         17,185       17,343       17,489       18,304       17,873
                                            ----------   ----------   ----------   ----------   ----------
      Total revenue from ultimate customers  1,431,582    1,437,455    1,397,916    1,348,024    1,229,392
  Unbilled revenues                             31,700       11,100
  Sales for resale                                 935        5,401          278          518          517
                                            ----------   ----------   ----------   ----------   ----------
      Total revenue from electric sales      1,464,217    1,453,956    1,398,194    1,348,542    1,229,909
  Other operating revenue                       17,853       14,584       14,754       15,346       13,036
                                            ----------   ----------   ----------   ----------   ----------
      Total operating revenue               $1,482,070   $1,468,540   $1,412,948   $1,363,888   $1,242,945
                                            ==========   ==========   ==========   ==========   ==========

MASSACHUSETTS ELECTRIC COMPANY

Selected Financial Information


                                        Year Ended December 31, (In Millions)
                                        -------------------------------------
                                        1994    1993    1992    1991    1990
                                        ----    ----    ----    ----    ----
Operating revenue:
  Electric sales
    (excluding fuel cost recovery)     $1,088  $1,062  $1,012  $  984  $  898
  Fuel cost recovery                      376     392     386     366     332
  Other                                    18      15      15      15      13
                                       ------  ------  ------  ------  ------
Total operating revenue                $1,482  $1,469  $1,413  $1,364  $1,243
Net income                             $   35  $   24  $   35  $   25  $   35
Total assets                           $1,296  $1,232  $1,015  $1,017  $1,014
Capitalization:
  Common equity                        $  384  $  382  $  331  $  313  $  296
  Cumulative preferred stock               50      50      50      50      50
  Long-term debt                          266     265     266     194     254
                                       ------  ------  ------  ------  ------
Total capitalization                   $  700  $  697  $  647  $  557  $  600
Preferred dividends declared           $    3  $    4  $    3  $    3  $    3
Common dividends declared              $   30  $   19  $   23  $    5  $   16


Selected Quarterly Financial Information (Unaudited)

                           First       Second        Third       Fourth
(In Thousands)            Quarter      Quarter      Quarter     Quarter*
- --------------            -------      -------      -------     --------
1994
Operating revenue        $381,712     $339,886     $376,582     $383,890
Operating income         $ 17,124     $ 15,054     $ 10,120     $ 20,370
Net income               $  9,572     $  8,215     $  1,431     $ 15,508

1993
Operating revenue        $378,441     $340,293     $376,137     $373,669
Operating income         $ 13,831     $  2,573     $  7,988     $ 26,194
Net income (loss)        $  6,060     $ (4,144)    $  2,204     $ 19,659

     Per share data is not relevant because the Company's common stock is wholly-owned by New England Electric System.

* See Note A-2 for discussion of significant item that affected fourth quarter 1993 net income.

     A copy of Massachusetts Electric Company's Annual Report on Form 10-K to the Securities and Exchange Commission, for the year ended December 31, 1994, will be available on or about April 1, 1995, without charge, upon written request to Massachusetts Electric Company, Shareholder Services Department, 25 Research Drive, Westborough, Massachusetts 01582.