Form 10-K405/A, Exhibit 13
period 1994-12-31
NEW ENGLAND ELECTRIC SYSTEM; MASSACHUSETTS ELECTRIC CO; NARRAGANSETT ELECTRIC CO; NEW ENGLAND POWER CO
filed 1995-06-22
CIK 71297, 63073, 69659, 71337

Annual Report 1994
The Narragansett Electric Company

A Subsidiary of
New England Electric System

















                        (Logo)   Narragansett Electric
                                 A New England Electric System company

The Narragansett Electric Company
280 Melrose Street
Providence, Rhode Island 02901

Directors
(As of December 31, 1994)

Joan T. Bok                              John W. Rowe
Chairman of the Board of New England     President and Chief Executive
Electric System                          Officer of New England Electric
                                         System
Stephen A. Cardi
Treasurer, Cardi Corporation             Richard P. Sergel
(Construction), Warwick, Rhode Island    Chairman of the Company and Vice
                                         President of New England Electric
Frances H. Gammell                       System
Treasurer and Secretary, Original
Bradford Soap Works, Inc., West Warwick, William E. Trueheart
Rhode Island                             President of Bryant College,
                                         Smithfield, Rhode Island
Joseph J. Kirby
President, Washington Trust Bancorp,     John A. Wilson, Jr.
Inc., Westerly, Rhode Island             Consultant to and former President of
                                         Wanskuck Company (Cable reel
Robert L. McCabe                         manufacturer), Providence, Rhode
President and Chief Executive Officer    Island and Consultant to Hinkley,
of the Company                           Allen, Tobin and Silverstein


Officers
(As of December 31, 1994)

Richard P. Sergel                        James V. Mahoney
Chairman of the Company and Vice         Vice President
President of New England Electric
System                                   Richard Nadeau
                                         Vice President
Robert L. McCabe
President and Chief Executive Officer    Michael F. Ryan
                                         Vice President
William Watkins, Jr.
Executive Vice President                 Thomas G. Robinson
                                         Secretary
Francis X. Beirne
Vice President                           John G. Cochrane
                                         Assistant Treasurer of the Company
Richard W. Frost                         and of an affiliate
Vice President
                                         David J. Saggau
Alfred D. Houston                        Assistant Secretary
Vice President and Treasurer of the
Company and Executive Vice President     Howard W. McDowell
and Chief Financial Officer of New       Controller of the Company and of
England Electric System                  certain affiliates



Transfer Agent, Dividend Paying Agent, and Registrar of Preferred Stock Fleet National Bank, Providence, Rhode Island

This report is not to be considered an offer to sell or buy or solicitation of an offer to sell or buy any security.

The Narragansett Electric Company

     The Narragansett Electric Company is a wholly-owned subsidiary of New England Electric System (NEES) operating in Rhode Island. The Company's business is the distribution and sale of electricity at retail. Electric service is provided to approximately 324,000 customers in 27 cities and towns having a population of approximately 725,000 (1990 Census). The Company's service area, which includes urban, suburban, and rural areas, covers about 839 square miles or 80 percent of Rhode Island, and includes the cities of Providence, East Providence, Cranston, and Warwick. The diversified economy produces fabricated metal products, electrical and industrial machinery, transportation equipment, textiles, jewelry, silverware, and chemical products. In addition, a broad range of professional, banking, medical, and educational institutions is served.

     The properties of the Company include an integrated system of transmission and distribution lines and substations. In addition, the Company owns a 10 percent share of a steam-electric generating station which is in the process of being repowered. The repowering will more than triple the power generating capacity of the station to 489 megawatts. The entire output of this plant is made available to New England Power Company (NEP), an affiliate, as part of the integrated NEES system. Under a contract with NEP, the Company purchases its electric energy requirements from NEP. The contract provides for the integration of the Company's generating and transmission facilities with NEP's facilities in order to achieve maximum economy and reliability. The contract also provides for the application of credits against the Company's power bills from NEP for costs associated with the Company's facilities so integrated. The Company and NEP are members of the New England Power Pool, which provides for the coordination of the planning and operation of the generation and transmission facilities in New England, and the region-wide central dispatch of generation.

Report of Independent Accountants

The Narragansett Electric Company, Providence, Rhode Island:

     We have audited the accompanying balance sheets of The Narragansett Electric Company (the Company), a wholly-owned subsidiary of New England Electric System, as of December 31, 1994 and 1993 and the related statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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


Boston, Massachusetts                              COOPERS & LYBRAND L.L.P.
February 27, 1995

The Narragansett Electric Company

Financial Review



Overview

     Net income for 1994 increased by $300,000 compared with 1993. The increase was primarily due to the inclusion in 1993 of a one-time charge associated with an early retirement program. The increase also reflects kilowatthour (KWH) sales growth in 1994, the commencement of recognition of revenues for electricity delivered but not yet billed (unbilled revenues) pursuant to a 1994 rate agreement, and increased allowance for funds used during construction. These increases were largely offset by rate discounts to large commercial and industrial customers also implemented as part of this rate agreement, increases in other operation expenses, and increased interest expense due to additional debt outstanding.

     Net income decreased by $7 million in 1993. This decrease was primarily due to increased operation and maintenance expenses as well as a reduction in incentives recorded on the Company's demand-side management (DSM) programs. This increase in operation and maintenance expense included the effects of an early retirement program discussed above. The decrease in income was partially offset by an increase in KWH sales to ultimate customers.

Rate Activity

     On March 1, 1995, the Company filed with the Rhode Island Public Utilities Commission (RIPUC) a request to increase its base rates by $30.5 million to be effective December 1995. As an alterative to the December 1995 effective date, the Company proposed to phase its requested rate increase in two steps--the first step in June 1995 ($13 million) and the second step in June 1996. As part of its filing, the Company proposed a special rate discount of 8 percent of base rates, for manufacturing customers that agree to give the Company a five-year notice before they purchase power from another supplier or generate any additional power themselves.

     In July 1994, the RIPUC approved a rate agreement between the Company and the Rhode Island Division of Public Utilities and Carriers that provides for a 5 percent base rate discount, excluding fuel costs, for the Company's large commercial and industrial customers who sign an agreement to give a five-year notice to the Company before they purchase power from another supplier or generate any additional power themselves. The notice provision may be reduced from five to three years under certain conditions. The aggregate amount of the Company's discounts was $1.5 million in 1994 and is expected to be approximately $3 million per year thereafter. Customers representing over 64 percent of revenues from large commercial and industrial customers have signed these agreements. In addition, commencing in 1995 the cost of these discounts is being passed on to New England Power Company
(NEP), the Company's affiliated wholesale power supplier. This is the result of a NEP rate settlement that was approved by the Federal Energy Regulatory Commission (FERC) in early 1995. The agreement also provides for the Company to recognize, for accounting purposes, $14 million of unbilled revenues over a 21 month period beginning April 1994 through December 1995.

     Effective March 1993, the RIPUC approved a new purchased power cost adjustment (PPCA) mechanism for the recovery of all of the Company's purchased power costs, excluding fuel charges which continue to be recovered through a separate adjustment mechanism. Under the new mechanism any over or under-collections of purchased power expense will ultimately be passed on to customers including the effects of peak-demand billing fluctuations. The Company accrues the effects of this new mechanism on its books on a current basis. In August 1994, the RIPUC gave notice that it intends to open a proceeding to consider the effect of fuel adjustment clauses on utility incentives to reduce costs.

     Effective January 1993, the RIPUC approved a $1.5 million increase in rates for the Company, representing the first step of a three year phase-in of the Company's recovery of costs associated with postretirement benefits other than pensions (PBOPs). The second and third $1.5 million increases took effect in January 1994 and 1995, respectively.

     A 1986 Rhode Island Supreme Court decision held that the RIPUC's rate-making power includes the authority to order refunds of amounts earned in excess of an allowed return. As a result, the RIPUC monitors the Company's earnings on a regular basis.


Demand-Side Management

     The Company regularly files its demand-side management (DSM) programs with the RIPUC and has received approval to recover DSM program expenditures in rates on a current basis. These expenditures were $10 million, $12 million, and $12 million in 1994, 1993, and 1992, respectively. Since 1990, the Company has been allowed to earn incentives based on the results of its DSM programs. The Company must be able to demonstrate the electricity savings produced by its DSM programs to the RIPUC before incentives are recorded. The Company recorded before-tax incentives of $0.6 million, $0.5 million, and $1.3 million in 1994, 1993, and 1992, respectively. The Company has received regulatory orders that will give it the opportunity to continue to earn incentives based on 1995 DSM program results.


Operating Revenue

     The following table summarizes the changes in operating revenue:

                 Increase (Decrease) in Operating Revenue

- -----------------------------------------------------------------------
     (In Millions)                  1994          1993
- -----------------------------------------------------------------------

     Sales growth                    $ 5           $ 6
     General rate changes              -             2
     Unbilled revenues                 5             -
     PPCA mechanism                   (2)            2
     DSM recovery                     (2)            -
     Fuel recovery                    (7)            5
                                 ---------------------
                                     $(1)          $15
                                 =====================

     KWH sales billed to ultimate customers in 1994 increased by 0.6 percent over 1993. The increase in KWH sales reflects an improved economy partially offset by a loss of sales attributable to the May 1994 plant closing of one of the Company's largest customers. Revenues from this customer, excluding fuel and purchased power costs, were approximately $1.4 million on an annual basis. KWH sales in 1993 increased 2.9 percent over 1992 sales, reflecting more normal weather conditions in 1993 compared with 1992, partially offset by the fact that 1992 included an extra day for leap year.

     The Company's rates contain a fuel clause and a PPCA provision. These mechanisms are designed to allow the Company to pass on to its customers changes in purchased energy costs resulting from rate increases or decreases by NEP, the Company's affiliated wholesale power supplier.

     In the third quarter of 1994, the Company began recognizing unbilled revenues according to its rate agreement filed in July 1994 with the RIPUC. For a further discussion of unbilled revenues, see "Rate Activity" section.


Operating Expenses

     The following table summarizes the changes in total operating expenses discussed below:

                 Increase (Decrease) in Operating Expenses

- -------------------------------------------------------------------------
     (In Millions)                            1994      1993
- -------------------------------------------------------------------------

     Fuel for generation                       $ -       $(3)
     Purchased electric energy:
       Fuel costs                               (7)        5
       NEP refunds                               1         2
       Purchases and demand charges from NEP     2         4
       Integrated facilities credit from NEP    (6)       13
     Other operation and maintenance:
       DSM                                      (2)        -
       Thermal generation                        -        (6)
       Other                                     1        13
     Depreciation                                7        (2)
     Taxes                                       1        (4)
                                             ---------------
                                               $(3)      $22
                                             ===============

     The entire output of the Company's generating capacity is made available to NEP. The Company receives a credit on its purchased power bill from NEP for its fuel costs and other generation and transmission costs. The change in the integrated facilities credit from NEP for 1994 shown in the above table reflects increased credits for dismantlement costs being incurred on the Company's previously retired South Street generating station. These increased costs for dismantlement are reflected in the increase in depreciation shown above.

     The change in the integrated facilities credit from NEP for 1993 reflects decreased credits is attributable to the Company's mid-1992 sale of 90 percent of the Manchester Street Station to NEP as part of the Manchester Street repowering project. The decreases in fuel for generation and thermal generation-related operation and maintenance costs in 1993 are also due to this sale (see "Repowering of Manchester Street Station" section).

     The changes in the fuel cost component of purchased power in 1994 and 1993 reflect changes in the amount of New England Energy Incorporated's
(NEEI) costs passed through by NEP. NEEI is an affiliated company involved in oil and gas exploration and development. The 1994 decrease also reflects a reduction in the fuel component of NEP's purchased electric energy costs. In addition, the increase in fuel costs in 1993 reflects increased KWH purchases.

     The change in other operation and maintenance expense in both 1993 and 1994 reflects the one-time charge of $5 million in 1993 associated with an early retirement program. The increase in both periods also reflects increased computer system development costs and postretirement benefit costs as well as general increases in other areas.


Allowance for Funds Used During Construction (AFDC)

     AFDC increased in 1994 and 1993 due to increased construction work in progress associated with the repowering of the Manchester Street Station (see "Repowering of Manchester Street Station" section).


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

     The Company has been named as a potentially responsible party (PRP) by either the U.S. Environmental Protection Agency or the Massachusetts Department of Environmental Protection for two sites (one of which is located in Massachusetts) at which hazardous waste is alleged to have been disposed. The Company is currently aware of other sites, and may in the future become aware of additional sites, that it may be held responsible for remediating.

     Gas was manufactured from coal in Rhode Island in the past. The Company is aware of five sites on which gas was manufactured or manufactured gas was stored that were owned either by the Company or by its predecessor companies. It is not known to what extent the Company would be held liable for hazardous wastes, if any, left at these manufactured gas locations.

     Predicting the potential costs to investigate and remediate hazardous waste sites continues to be difficult. There are also significant uncertainties as to the portion, if any, of the investigation and remediation costs of any particular hazardous waste site that may ultimately be borne by the Company. A preliminary review by a consultant hired by the NEES companies of the potential cost of investigating and, if necessary, remediating Rhode Island manufactured gas sites resulted in costs per site ranging from less than $1 million to $8 million. An informal survey of other utilities conducted on behalf of NEES and its subsidiaries indicated costs in a similar range. Where appropriate, the Company intends to seek recovery from its insurers and from other PRPs, but it is uncertain whether and to what extent such efforts would be successful. The Company believes that hazardous waste liabilities for all sites of which it is aware will not be material to its financial position.


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

     Several state courts have recognized a cause of action for damage to property values in transmission line condemnation cases based on the fear that power lines cause cancer. It is difficult to predict what the impact on the Company would be if this cause of action is recognized in Rhode Island and in contexts other than condemnation cases.

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

     Electric utilities are also facing increased competition in the retail market. Currently, retail competition includes competition with alternative fuel suppliers (including natural gas companies) for heating and cooling, competition with customer-owned generation to displace purchases from electric utilities, and direct competition among electric utilities to attract major new facilities to their service territories. Electric utilities, including the Company, are under increasing pressure from large commercial and industrial customers to discount rates or face the possibility that such customers might relocate or seek alternate suppliers. Across the country, including Rhode Island and the other states in which the Company's affiliates operate, there have been an increasing number of proposals to allow retail customers to choose their electricity supplier, with utilities required to deliver that electricity over their transmission and distribution systems. In Rhode Island, the RIPUC has convened a task force of utilities, commercial and industrial customers, regulators, and other interested parties to prepare a report by May 1995 regarding restructuring the industry. The Massachusetts Division of Energy Resources (DOER) proposed in January 1995 that the Massachusetts Department of Public Utilities (MDPU) modify its regulations to allow retail utility customers to choose a supplier and bid for access to the local utility's transmission and distribution systems in situations where new generating capacity is needed. The NEES companies have indicated their support for the DOER proposal. The Company's Massachusetts retail affiliate has announced plans to propose a limited bidding experiment consistent with the DOER proposal. Also in Massachusetts, the MDPU initiated a proceeding in February 1995 regarding electric industry regulation and structure. In New Hampshire, the New Hampshire Public Utilities Commission is considering the proposal of a new company to sell electricity at retail to large customers in New Hampshire.

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

     The NEES companies are actively responding to current and anticipated competitive pressures in a variety of ways, including cost control and a 1993 corporate reorganization into separate retail and wholesale business units. The retail business unit, which includes the Company, is responding to competition through the development of an EnergyFIT program, which offers comprehensive value-added services for large business customers, intensified business development efforts, including economic development rates and service packages to encourage businesses to locate in the Company's service territory, and development of new pricing and service options for customers. Additionally, more than 75 percent of the Company's large commercial and industrial customers (representing 64 percent of eligible revenues) have signed service extension discount contracts providing for discounts in exchange for agreements requiring three to five years notice before they may change electricity suppliers (see "Rate Activity" section). As part of their long-term planning process, the NEES companies are from time to time evaluating other strategies, such as business combinations and other forms of restructuring, to better respond to the changing competitive environment.

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

Utility Plant Expenditures and Financings

     Cash expenditures for utility plant totaled $93 million in 1994, including $33 million related to the Manchester Street Station repowering project discussed below. The funds necessary for utility plant expenditures were primarily provided by net cash from operating activities, after the payment of dividends, the issuance of long-term and short-term debt, and a capital contribution from NEES. Cash expenditures for utility plant for 1995 are estimated to be $55 million (including approximately $16 million related to the repowering of Manchester Street Station). Internally generated funds are estimated to provide 50 percent of these needs in 1995. Cash expenditures for utility plant are also expected to be funded through the issuance of long-term and short-term debt.
     In 1994, the Company issued $33 million of first mortgage bonds bearing interest rates ranging from 6.91 percent to 8.33 percent. The Company has issued $5 million of long-term debt to date in 1995 at an interest rate of
7.81 percent and plans to issue an additional $20 million of long-term debt later in 1995 to reduce short-term debt and fund capital expenditures.

     At December 31, 1994, the Company had $30 million of short-term debt outstanding in the form of commercial paper borrowings. As of December 31, 1994, the Company had lines of credit with banks totaling $41 million. There were no borrowings under these lines of credit at December 31, 1994.


Repowering of Manchester Street Station

     The Company's major construction project is the repowering of Manchester Street Station, a 140 megawatt electric generating station in Providence, Rhode Island. Repowering will more than triple the power generation capacity of Manchester Street Station and substantially increase the plant's thermal efficiency. To facilitate financing this project, the Company sold a 90 percent interest in the existing station to NEP effective July 1, 1992. The total cost for the generating station, scheduled to be placed in service in late 1995, is estimated to be approximately $520 million including AFDC. At December 31, 1994, $298 million, including AFDC, had been spent on the generating station (including $28 million by the Company). In addition, related transmission improvements were placed in service in September 1994 at a cost of approximately $60 million (including approximately $45 million by the Company).

The Narragansett Electric Company

Statements of Income

- -----------------------------------------------------------------------------------------
Year Ended December 31, (In Thousands)                   1994          1993        1992
- -----------------------------------------------------------------------------------------
Operating revenue                                      $481,669      $483,028    $468,252

Operating expenses:
 Purchased electric energy, principally
  from New England Power Company, an affiliate          300,678       310,895     286,483
 Other operation                                         73,082        73,723      69,602
 Maintenance                                             12,281        12,179      12,286
 Depreciation                                            24,813        17,645      19,826
 Taxes, other than federal income taxes                  35,818        35,846      35,172
 Federal income taxes                                     4,883         4,175       8,984
                                                       ----------------------------------
   Total operating expenses                             451,555       454,463     432,353
                                                       ----------------------------------
Operating income                                         30,114        28,565      35,899

Other income:
 Allowance for equity funds used during construction      1,028           543          10
 Other income (expense) - net, including related taxes     (856)         (634)       (639)
                                                       ----------------------------------
   Operating and other income                            30,286        28,474      35,270
                                                       ----------------------------------
Interest:
 Interest on long-term debt                              14,334        12,715      13,290
 Other interest                                           2,897         2,074       1,277
 Allowance for borrowed funds used during
  construction - credit                                  (1,534)         (589)       (349)
                                                       ----------------------------------
   Total interest                                        15,697        14,200      14,218
                                                       ----------------------------------
Net income                                             $ 14,589      $ 14,274    $ 21,052
                                                       ==================================



Statements of Retained Earnings

- -----------------------------------------------------------------------------------------
Year Ended December 31, (In Thousands)                   1994          1993        1992
- -----------------------------------------------------------------------------------------

Retained earnings at beginning of year                  $81,659       $74,207     $59,804
Net income                                               14,589        14,274      21,052
Dividends declared on cumulative preferred stock         (2,143)       (1,931)     (1,553)
Dividends declared on common stock, $2.25, $4.00,
 and $4.50 per share, respectively                       (2,549)       (4,530)     (5,096)
Premium on redemption of preferred stock                                 (361)
                                                       ----------------------------------
Retained earnings at end of year                        $91,556       $81,659     $74,207
                                                       ==================================


The accompanying notes are an integral part of these financial statements.

The Narragansett Electric Company

Balance Sheets

- -----------------------------------------------------------------------------------------
At December 31, (In Thousands)                                         1994         1993
- -----------------------------------------------------------------------------------------
Assets
Utility plant, at original cost                                      $617,498    $534,569
  Less accumulated provisions for depreciation                        161,557     156,652
                                                                    ---------------------
                                                                      455,941     377,917
Construction work in progress                                          35,974      43,660
                                                                    ---------------------
        Net utility plant                                             491,915     421,577
                                                                    ---------------------
Current assets:
  Cash                                                                    713         838
  Accounts receivable:
    From sales of electric energy                                      51,278      55,795
    Other (including $9,306,000 and $1,087,000 from affiliates)        17,953      11,701
        Less reserves for doubtful accounts                             4,472       3,800
                                                                    ---------------------
                                                                       64,759      63,696
Unbilled revenues (Note A-2)                                           13,100
  Fuel, materials, and supplies, at average cost                        5,170       4,572
  Prepaid and other current assets                                     13,993      11,515
                                                                    ---------------------
        Total current assets                                           97,735      80,621
                                                                    ---------------------
Deferred charges and other assets (Note A-6)                           57,727      53,709
                                                                    ---------------------
                                                                     $647,377    $555,907
                                                                    =====================
Capitalization and Liabilities
Capitalization:
  Common stock, par value $50 per share, authorized
    and outstanding 1,132,487 shares                                 $ 56,624    $ 56,624
  Premiums on preferred stocks                                            170         170
  Other paid-in capital                                                60,000      45,000
  Retained earnings                                                    91,556      81,659
                                                                    ---------------------
        Total common equity                                           208,350     183,453
  Cumulative preferred stock, par value $50 per share                  36,500      36,500
  Long-term debt                                                      188,862     155,972
                                                                    ---------------------
        Total capitalization                                          433,712     375,925
                                                                    ---------------------
Current liabilities:
  Short-term debt (including $19,725,000 to affiliates in 1993)        29,800      19,725
  Accounts payable (including $47,900,000 and $43,468,000
    to affiliates)                                                     56,139      51,005
  Accrued liabilities:
        Taxes                                                             143       1,712
        Interest                                                        5,615       4,921
        Other accrued expenses (Note A-2)                              25,346      11,798
  Customer deposits                                                     5,261       5,622
  Dividends payable                                                       819       1,102
                                                                    ---------------------
        Total current liabilities                                     123,123      95,885
                                                                    ---------------------
Deferred federal income taxes                                          70,253      63,494
Unamortized investment tax credits                                      8,518       9,026
Other reserves and deferred credits                                    11,771      11,577
Commitments and contingencies (Note C)
                                                                    ---------------------
                                                                     $647,377    $555,907
                                                                    =====================
The accompanying notes are an integral part of these financial statements.

The Narragansett Electric Company

Statements of Cash Flows

- ------------------------------------------------------------------------------------------
Year Ended December 31, (In Thousands)                   1994          1993        1992
- ------------------------------------------------------------------------------------------
Operating activities:
   Net income                                          $ 14,589      $ 14,274    $ 21,052
   Adjustments to reconcile net income to net cash
    provided by operating activities:
     Depreciation                                        24,813        17,645      19,826
     Deferred federal income taxes and
      investment tax credits - net                        3,422         1,690       4,053
     Allowance for funds used during construction        (2,562)       (1,132)       (359)
     Amortization of unbilled revenues                   (6,158)
     Early retirement program                                           2,705
     Decrease (increase) in accounts receivable, net
      and unbilled revenues                             (14,163)       (2,183)     (5,935)
     Decrease (increase) in fuel, materials, and           (598)          429       3,281
      supplies
     Decrease (increase) in prepaid and other current
      assets                                             (2,478)        2,359     (12,786)
     Increase (decrease) in accounts payable              5,134        (3,180)      2,214
     Increase (decrease) in other current liabilities    12,312         2,287       8,879
     Other, net                                           5,877        (2,180)        404
                                                       ----------------------------------
       Net cash provided by operating activities       $ 40,188      $ 32,714    $ 40,629
                                                       ----------------------------------

Investing activities:
   Plant expenditures, excluding allowance for
    funds used during construction                     $(92,503)     $(62,897)   $(39,624)
   Other investing activities                              (911)
   Purchase of 90 percent interest in Manchester
     Street Station from affiliate                                                  3,249
                                                       ----------------------------------
       Net cash used in investing activities           $(93,414)     $(62,897)   $(36,375)
                                                       ----------------------------------

Financing activities:
   Capital contributions from NEES                     $ 15,000                  $ 10,000
   Dividends paid on common stock                        (2,831)     $ (5,663)     (4,530)
   Dividends paid on preferred stock                     (2,143)       (1,783)     (1,553)
   Changes in short-term debt                            10,075        16,050     (11,850)
   Long-term debt - issues                               33,000        27,500      67,500
   Long-term debt - retirements                                       (14,900)    (62,200)
   Preferred stock - issues                                            20,000
   Preferred stock - retirements                                      (10,000)
   Premium on reacquisition of long-term debt                            (652)     (1,645)
   Premium on redemption of preferred stock                              (361)
       Net cash provided by (used in)                  ----------------------------------
        financing activities                           $ 53,101      $ 30,191    $ (4,278)
                                                       ----------------------------------
   Net increase (decrease) in cash and cash
    equivalents                                        $   (125)     $      8    $    (24)

   Cash and cash equivalents at beginning of year           838           830         854
                                                       ----------------------------------
   Cash and cash equivalents at end of year            $    713      $    838    $    830
                                                       ==================================

Supplementary Information:
   Interest paid less amounts capitalized              $ 14,015      $ 12,623    $ 12,365
                                                       ----------------------------------
   Federal income taxes paid                           $  2,982      $  2,352    $  4,005
                                                       ----------------------------------

The accompanying notes are an integral part of these financial statements.

The Narragansett Electric Company

Notes to Financial Statements



Note A - Significant Accounting Policies
- ----------------------------------------

   1. System of Accounts:

   The accounts of the Company are maintained in accordance with the Uniform System of Accounts prescribed by regulatory bodies having jurisdiction.

   2. Revenue:

   The Company, pursuant to its 1994 rate agreement, began accruing revenues for electricity delivered but not yet billed (unbilled revenues). Unbilled revenues at December 31, 1994 were $13 million, of which $5 million were recognized in income monthly in 1994. The remainder of $8 million at December 31, 1994 has been deferred for recognition monthly through December 1995 and appears on the balance sheet under the caption "Other accrued expenses". Accrued revenues are also recorded in accordance with rate adjustment mechanisms.

   3. Allowance for Funds Used During Construction (AFDC):

   The Company capitalizes AFDC as part of construction costs. AFDC represents the composite interest and equity costs of capital funds used to finance that portion of construction costs not eligible for inclusion in rate base. In 1994, an average of $5 million of construction work in progress was included in rate base, all of which was attributable to the Manchester Street Station repowering project. AFDC is capitalized in "Utility plant" with offsetting non-cash credits to "Other income" and "Interest". This method is in accordance with an established rate-making practice under which a utility is permitted a return on, and the recovery of, prudently incurred capital costs through their ultimate inclusion in rate base and in the provision for depreciation. The composite AFDC rates were 6.8 percent, 6.9 percent, and 5.0 percent, in 1994, 1993, and 1992, respectively.

   4. Depreciation:

   Depreciation is provided annually on a straight-line basis. The provisions for depreciation as a percentage of weighted average depreciable property were 4.5 percent, 3.5 percent, and 3.8 percent in 1994, 1993, and 1992, respectively. The increase in the depreciation rate in 1994 is primarily due to the recognition through depreciation expense of dismantlement costs for a retired generating facility.

   5. Cash:

   The Company classifies short-term investments with a remaining maturity of 90 days or less as cash. Current banking arrangements do not require outstanding checks to be funded until actually presented for payment. Outstanding checks are therefore recorded in accounts payable until such time as the banks present them for payment.

- ----------------------------------------

   6. Deferred Charges and Other Assets:

   The components of deferred charges and other assets are as follows:

   --------------------------------------------------------------------
   At December 31, (In Thousands)                  1994          1993
   --------------------------------------------------------------------
   Regulatory assets:
    Deferred SFAS No. 109 costs (see Note B)      $26,999      $24,170
    Unamortized losses on reacquired debt          12,538       13,383
    Deferred SFAS No. 106 costs (see Note D-2)      5,539        4,053
    Deferred storm costs                            4,277        5,122
    Other                                           3,751        3,750
                                                  --------------------
                                                   53,104       50,478
   Other deferred charges and other assets          4,623        3,231
                                                  --------------------
                                                  $57,727      $53,709
                                                  ====================

   Electric utility rates are generally based on a utility's costs. As a result, electric utilities are subject to certain accounting standards that are not applicable to other business enterprises in general. These accounting rules require regulated entities, in appropriate circumstances, to establish regulatory assets and liabilities, which defer the income statement impact of certain costs that are expected to be recovered in future rates. The effects of competition could ultimately cause the operations of the Company, or a portion thereof, to cease meeting the criteria for application of these accounting rules. In such an event, accounting standards applicable to enterprises in general would apply and immediate write-off of any previously deferred costs (regulatory assets) would be necessary in the year in which these criteria were no longer applicable. Approximately $20 million of the regulatory assets at December 31, 1994 listed above are expected to be recovered within 10 years. All of the remainder will be fully recovered within the next 20 years with the exception of the Deferred SFAS No. 109 costs which will take longer to recover.


Note B - Federal Income Taxes
- -----------------------------

   The Company and other subsidiaries participate with New England Electric System (NEES) in filing consolidated federal income tax returns. The Company's income tax provision is calculated on a separate return basis. Federal income tax returns have been examined and reported on by the Internal Revenue Service through 1991.

- -----------------------------

Federal income taxes consist of the following components:

   -------------------------------------------------------------------------
   Year Ended December 31, (In Thousands)        1994       1993      1992
   -------------------------------------------------------------------------
   Income taxes charged to operations:
    Current income taxes                        $1,511      $2,537    $4,998
    Deferred income taxes                        3,880       2,146     4,493
    Investment tax credits--net                   (508)       (508)     (507)
                                                ----------------------------
      Total income taxes charged to operations   4,883       4,175     8,984
                                                ----------------------------
   Income taxes charged (credited)
     to "Other income":
    Current income taxes                          (491)       (354)     (390)
    Deferred income taxes                           50          53        67
                                                ----------------------------
      Total income taxes charged (credited) to
       "Other income"                             (441)       (301)     (323)
                                                ----------------------------
      Total federal income taxes                $4,442      $3,874    $8,661
                                                ============================

   Investment tax credits are deferred and amortized over the estimated lives of the property giving rise to the credits. Since the Tax Reform Act of 1986 generally eliminated investment tax credits, the amounts shown above principally reflect the amortization of investment tax credits generated in prior years.

   Consistent with rate-making policies of the Rhode Island Public Utilities Commission (RIPUC), the Company has adopted comprehensive interperiod tax allocation (normalization) for most temporary book/tax differences.

   Total federal income taxes differ from the amounts computed by applying the federal statutory tax rates to income before taxes. The reasons for the differences are as follows:

   --------------------------------------------------------------------------
   Year Ended December 31, (In Thousands)          1994      1993     1992
   --------------------------------------------------------------------------
   Computed tax at statutory rate                $ 6,661    $ 6,352   $10,102
   Increases (reductions) in tax resulting from:
    Book versus tax depreciation not normalized      653        496       749
    Costs associated with utility plant
     retirements deducted for tax purposes        (1,872)    (1,756)   (1,257)
    Allowance for equity funds used during
     construction                                   (360)      (190)       (3)
    Amortization of investment tax credits          (508)      (508)     (508)
    Adjustment of prior year tax accruals           (150)      (473)
    All other differences                             18        (47)     (422)
                                                 ----------------------------
      Total federal income taxes                 $ 4,442    $ 3,874   $ 8,661
                                                 ============================
   Effective federal income tax rate                23.3%      21.3%     29.1%
                                                 ============================

- -----------------------------

   The Financial Accounting Standards Board established Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes" which became effective in 1993. The application of this new standard did not have a significant impact on 1993 or 1994 net income.

   The following table identifies the major components of total deferred income taxes:

   --------------------------------------------------------------------
   At December 31, (In Millions)                   1994          1993
   --------------------------------------------------------------------

   Deferred tax asset:
    Plant related                                  $  2           $ 2
    Investment tax credits                            3             3
    All other                                        13            13
                                                   ------------------
                                                     18            18
                                                   ------------------

   Deferred tax liability:
    Plant related                                   (57)          (53)
    All other                                       (31)          (28)
                                                   ------------------
                                                    (88)          (81)
                                                   ------------------
      Net deferred tax liability                   $(70)        $ (63)
                                                   ==================

   There were no valuation allowances for deferred tax assets deemed necessary.

   The deferred taxes resulting from timing differences which appeared on the income statement in 1992 (prior to the adoption of SFAS No. 109 in 1993) primarily included deferred income taxes of $3 million in connection with postretirement benefits other than pensions and $2 million related to utility plant, partially offset by deferred tax credits of $1 million associated with rate adjustment mechanisms.

Note C - Commitments and Contingencies
- --------------------------------------

   1. Plant Expenditures:

   The Company's utility plant expenditures are estimated to be $55 million in 1995. At December 31, 1994, substantial commitments had been made relative to future planned expenditures.

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

   The Company has been named as a potentially responsible party (PRP) by either the U.S. Environmental Protection Agency or the Massachusetts Department of Environmental Protection for two sites (one of which is located in Massachusetts) at which hazardous waste is alleged to have been disposed. The Company is currently aware of other sites, and may in the future become aware of additional sites, that it may be held responsible for remediating.

   Gas was manufactured from coal in Rhode Island in the past. The Company is aware of five sites on which gas was manufactured or manufactured gas was stored that were owned either by the Company or by its predecessor companies. It is not known to what extent the Company would be held liable for hazardous wastes, if any, left at these manufactured gas locations.

   Predicting the potential costs to investigate and remediate hazardous waste sites continues to be difficult. There are also significant uncertainties as to the portion, if any, of the investigation and remediation costs of any particular hazardous waste site that may ultimately be borne by the Company. A preliminary review by a consultant hired by the NEES companies of the potential cost of investigating and, if necessary, remediating Rhode Island manufactured gas sites resulted in costs per site ranging from less than $1 million to $8 million. An informal survey of other utilities conducted on behalf of NEES and its subsidiaries indicated costs in a similar range. Where appropriate, the Company intends to seek recovery from its insurers and from other PRPs, but it is uncertain whether and to what extent such efforts would be successful. The Company believes that hazardous waste liabilities for all sites of which it is aware will not be material to its financial position.

   3. 1991 Rhode Island Filled Land Legislation:

   The Company's title to properties which may be situated on filled lands (including substations) has been called into question by a 1991 Rhode Island Supreme Court case dealing with title to filled land. The Company's title to the land on which the Manchester Street Station property is located was cleared by legislation in July 1992, by the Rhode Island legislature. The Company is challenging the 1991 ruling with respect to another parcel of property.

Note D - Employee Benefits
- --------------------------

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

   Net pension cost for 1994, 1993, and 1992 included the following components:

   -------------------------------------------------------------------------
   Year Ended December 31, (In Thousands)          1994      1993     1992
   -------------------------------------------------------------------------

   Service cost-benefits earned during the
    period                                       $ 1,877    $ 1,557   $ 1,558
   Plus (less):
    Interest cost on projected benefit
     obligation                                    8,629      8,737     8,261
    Return on plan assets at expected long-term
     rate                                         (9,024)    (8,739)   (8,572)
    Amortization                                     567       (101)     (125)
                                                 ----------------------------
      Net pension cost                           $ 2,049    $ 1,454   $ 1,122
                                                 ============================

   Assumptions used to determine pension cost:
    Discount rate                                   7.25%      8.25%     8.50%
    Average rate of increase in future
     compensation levels                            4.35%      5.35%     6.70%
    Expected long-term rate of return on assets     8.75%      8.75%     9.00%
                                                 ----------------------------
      Actual return on plan assets               $   809    $13,545   $ 7,570
                                                 ============================

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

   The funded status of the plans cannot be presented separately for the Company as the Company participates in the plans with other NEES subsidiaries. The following table sets forth the funded status of the NEES companies' plans at December 31:

- --------------------------

   -------------------------------------------------------------------------
   Retirement Plans (In Millions)             1994                1993
   ---------------------------------------------------------------------------
                                         Union  Non-Union     Union  Non-Union
                                      Employee   Employee  Employee   Employee
                                         Plans      Plans     Plans      Plans
                                      ----------------------------------------
   Benefits earned
    Actuarial present value of
     accumulated benefit liability:
      Vested                           $251         $308       $251      $333
      Non-vested                          8            9         20         6
                                       --------------------------------------
        Total                          $259         $317       $271      $339
                                       ======================================

   Reconciliation of funded status
    Actuarial present value of
     projected benefit liability       $303         $355       $310      $383
    Unrecognized prior service costs     (8)          (4)        (8)       (6)
    SFAS No. 87 transition liability
     not yet recognized (amortized)       -           (1)         -        (1)
    Net loss not yet recognized
     (amortized)                        (13)         (33)       (11)      (45)
    Additional minimum liability
     recognized                           -            -          -         8
                                       --------------------------------------
                                        282          317        291       339
                                       --------------------------------------

    Pension fund assets at fair value   293          323        302       318
    SFAS No. 87 transition asset not
     yet recognized (amortized)         (13)           -        (14)        -
                                       --------------------------------------
                                        280          323        288       318
                                       --------------------------------------
    Accrued pension/(prepaid)
     payments recorded on books        $  2         $ (6)      $  3      $ 21
                                       ======================================

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

- --------------------------

   Eligibility is based on certain age and length of service requirements and in some cases retirees must contribute to the cost of their coverage.

   The total cost of PBOPs for 1994 and 1993 included the following components:

   --------------------------------------------------------------------
   Year Ended December 31, (In Thousands)          1994          1993
   --------------------------------------------------------------------

   Service cost--benefits earned during
    the period                                  $ 1,252       $ 1,161
   Plus (less):
     Interest cost on the accumulated
      benefit obligation                          5,630         6,330
     Return on plan assets at expected
      long-term rate                             (1,640)       (1,031)
     Amortization                                 3,716         3,864
                                                ---------------------
       Net postretirement benefit cost          $ 8,958       $10,324
                                                =====================
       Actual return (loss) on plan assets      $   (23)      $ 1,047
                                                =====================

The following table sets forth benefits earned and the plans' funded status:

   -----------------------------------------------------------------------
   At December 31, (In Millions)                         1994        1993
   -----------------------------------------------------------------------

   Accumulated postretirement benefit obligation:
     Retirees                                            $ 50        $ 54
     Fully eligible active plan participants               10           7
     Other active plan participants                        14          22
                                                       ------------------
       Total benefits earned                               74          83
   Unrecognized transition obligation                     (70)        (74)
   Net gain (loss) not yet recognized                      10          (1)
                                                       ------------------
                                                           14           8

   Plan assets at fair value                               22          17
                                                       ------------------

   Prepaid postretirement benefit costs
    recorded on books                                    $  8        $  9
                                                       ==================

   ----------------------------------------------------------------------
                                                1995       1994      1993
   ----------------------------------------------------------------------

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

- --------------------------

   The plans' funded status at December 31,1994 and 1993 presented above was calculated using the assumed rates in effect for 1995 and 1994, respectively.

   The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed rates by 1 percent in each year would increase the accumulated postretirement benefit obligation as of December 31, 1994 by approximately $11 million and the net periodic cost for the year 1994 by approximately $1.2 million.

   The Company funds the annual tax deductible contributions. Plan assets are invested in equity and debt securities and cash equivalents.

   Prior to 1993, the Company recorded the cost of PBOPs when paid. These costs amounted to approximately $3.0 million in 1992. The Company has been permitted by the RIPUC to phase-in over a three year period that commenced January 1, 1993, a level of rate recovery that is expected to equal or exceed the amount of PBOP costs calculated in accordance with SFAS No. 106. At December 31, 1994, the Company had deferred for recovery over a seven year period commencing January 1, 1996, $6 million, representing that portion of increased PBOP costs not being recovered during this phase-in period. Therefore, adoption of this new accounting standard did not have a significant impact on net income.

   In the fourth quarter of 1993, the Company recorded a $1 million charge to earnings reflecting the cumulative effect of adopting a new accounting standard for postemployment benefits.

   3. 1993 Early Retirement and Special Severance Programs:

   In February 1993, the Company offered a voluntary early retirement program to non-union employees who were at least 55 years old with 10 years of service. This program was part of an organizational review with the goal of streamlining operations and reducing the work force. The early retirement offer was accepted by 46 employees. A special severance program was also announced in February 1993 for employees affected by the organizational review, but who were not eligible for, or did not accept, the early retirement offer. The Company recorded in the first quarter of 1993 a one-time charge to earnings of approximately $3 million, after tax ($5 million, before tax), to reflect the cost of the early retirement and special severance programs which consisted principally of pension benefits. This total includes the Company's portion of its affiliated service company's cost of these programs.


Note E - Short-term Borrowing Arrangements
- ------------------------------------------

   At December 31, 1994, the Company had $30 million of short-term debt outstanding in the form of commercial paper borrowings. At December 31, 1994, the Company had lines of credit with banks totaling $41 million. There were no borrowings under these lines of credit at December 31, 1994. Fees are paid in lieu of compensating balances on most lines of credit. The weighted average rate on outstanding short-term borrowings was 6.1 percent at December 31, 1994.

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


Note G - Cumulative Preferred Stock
- -----------------------------------

   A summary of cumulative preferred stock at December 31, 1994 and 1993 is as follows (in thousands of dollars except for share data):

                       Shares
                      Authorized
                         and                              Dividends   Call
                      Outstanding         Amount          Declared    Price
   -------------------------------------------------------------------------
                       1994     1993     1994     1993    1994   1993
   -------------------------------------------------------------------------
   $50 Par value--
     4.50% Series   180,000  180,000  $ 9,000  $ 9,000  $  405  $ 405 $55.000
     4.64% Series   150,000  150,000    7,500    7,500     348    348  52.125
     6.95% Series   400,000  400,000   20,000   20,000   1,390    710   (a)
     8.00% Series                                                 468
                   --------------------------------------------------
       Total        730,000  730,000  $36,500  $36,500  $2,143 $1,931
                   ==================================================

   (a) Callable on or after August 1, 2003 at $51.74.

   The annual dividend requirement for total cumulative preferred stock was $2,143,000 for 1994 and 1993.

   During 1993, all of the Company's 8.00 percent Series of cumulative preferred stock were redeemed. Total premiums of $361,000 in connection with this redemption were charged to retained earnings in 1993. There are no mandatory redemption provisions on the Company's cumulative preferred stock.

Note H - Long-term Debt
- -----------------------

              A summary of long-term debt is as follows:

              At December 31, (In Thousands)
              -------------------------------------------------------------
              Series     Rate %      Maturity              1994       1993
              -------------------------------------------------------------
              First Mortgage Bonds:

              U (92-1)   7.230     June 3, 1997        $ 10,000   $ 10,000
              U (92-2)   7.210     June 3, 1997           5,000      5,000
              U (92-3)   7.000     June 16, 1997         10,000     10,000
              U (92-7)   5.700     September 16, 1997     7,500      7,500
              V (94-2)   6.960     May 3, 1999            2,000
              V (94-3)   6.910     May 4, 1999            1,000
              U (92-6)   6.630     August 12, 1999        5,000      5,000
              U (92-5)   6.980     July 17, 2000          5,000      5,000
              U (92-8)   6.340     September 18, 2000    10,000     10,000
              U (92-4)   7.830     June 17, 2002         15,000     15,000
              U (93-1)   7.080     January 13, 2003       7,500      7,500
              U (93-2)   6.560     April 15, 2003         5,000      5,000
              U (93-4)   6.350     July 1, 2003           5,000      5,000
              V (94-4)   7.420     June 15, 2004          5,000
              V (94-6)   8.330     November 8, 2004      10,000
              U (93-3)   6.650     June 30, 2008          5,000      5,000
              S          9.125     May 1, 2021           22,200     22,200
              T          8.875     August 1, 2021        40,000     40,000
              U (93-5)   7.050     September 1, 2023      5,000      5,000
              U (94-1)   7.050     February 2, 2024       5,000
              V (94-1)   8.080     May 2, 2024            5,000
              V (94-5)   8.160     August 9, 2024         5,000
              Unamortized discounts and premiums         (1,338)    (1,228)
                                                       -------------------
              Total long-term debt                     $188,862   $155,972
                                                       ===================

   Substantially all of the properties and franchises of the Company are subject to the lien of the mortgage indentures under which first mortgage bonds have been issued.

   The Company will make cash payments of $32,500,000 in 1997 and $8,000,000 in 1999 to retire maturing mortgage bonds. There are no cash payments required in 1995, 1996, and 1998.

Note I - Fair Value of Financial Instruments
- --------------------------------------------

   At December 31, 1994, the Company's long-term debt had a carrying value of approximately $189,000,000 and had a fair value of approximately $183,000,000. The fair market value of the Company's long-term debt was estimated based on the quoted prices for similar issues or on the current rates offered to the Company for debt of the same remaining maturity. The fair value of the Company's short-term debt equals carrying value.


Note J - Restrictions on Retained Earnings Available for Dividends on
         Common Stock
- ---------------------------------------------------------------------

   As long as any preferred stock is outstanding, certain restrictions on payment of dividends on common stock would come into effect if the "junior stock equity" was, or by reason of payment of such dividends became less than 25 percent of "total capitalization". However, the junior stock equity at December 31, 1994 was 48 percent of total capitalization and, accordingly, none of the Company's retained earnings at December 31, 1994 were restricted as to dividends on common stock under the foregoing restrictions.

   Under restrictions contained in the indentures relating to first mortgage bonds, none of the Company's retained earnings at December 31, 1994 were restricted as to dividends on common stock.


Note K - Regulatory Matters
- ---------------------------

   A 1986 Rhode Island Supreme Court decision held that the RIPUC's rate-making powers include the authority to order refunds of amounts earned in excess of an allowed return. As a result, the RIPUC monitors the Company's earnings on a regular basis.

Note L - Supplementary Income Statement Information
- ---------------------------------------------------

   Advertising expenses, expenditures for research and development, and rents were not material and there were no royalties paid. Taxes, other than federal income taxes, charged to operating expenses are set forth by classes as follows:

   -----------------------------------------------------------------------
   Year Ended December 31, (In Thousands)        1994       1993      1992
   -----------------------------------------------------------------------

   Municipal property taxes                   $13,944    $13,798   $13,509
   State gross earnings tax                    19,270     19,281    18,730
   Federal and state payroll and other taxes    2,604      2,767     2,933
                                              ----------------------------
                                              $35,818    $35,846   $35,172
                                              ============================

   New England Power Service Company, an affiliated service company operating pursuant to the provisions of Section 13 of the Public Utility Holding Company Act of 1935, furnished services to the Company at the cost of such services. These costs amounted to $32,445,000, $30,133,000, and $23,543,000 including capitalized construction costs of $7,756,000, $6,602,000, and $5,436,000 for each of the years 1994, 1993, and 1992, respectively.

The Narragansett Electric Company

Operating Statistics (Unaudited)

- ------------------------------------------------------------------------------------------
Year Ended December 31,                1994       1993       1992       1991       1990
- ------------------------------------------------------------------------------------------

Sources of Energy (Thousands of KWH)
Net generation for New England
 Power Company                        5,781       4,506      83,753    162,844    583,413
Purchased energy:
 From New England Power
  Company, an affiliate
   (net of generation)            5,001,843   4,982,254   4,729,733  4,699,509  4,272,537
 From others                          2,909       2,343       2,249      2,243      1,556
                                 --------------------------------------------------------
   Total generated and purchased  5,010,533   4,989,103   4,815,735  4,864,596  4,857,506
Losses, company use, etc.          (263,234)   (270,373)   (229,106)  (277,383)  (265,328)
                                 --------------------------------------------------------
   Total sources of energy        4,747,299   4,718,730   4,586,629  4,587,213  4,592,178
                                 ========================================================
Sales of Energy (Thousands of KWH)
 Residential                      1,843,970   1,817,675   1,783,754  1,784,156  1,794,215
 Commercial                       1,983,508   1,931,377   1,877,738  1,867,225  1,879,587
 Industrial                         868,092     917,305     869,062    878,142    858,675
 Other                               51,138      51,821      55,476     57,106     59,099
                                 --------------------------------------------------------
   Total sales to
   ultimate customers             4,746,708   4,718,178   4,586,030  4,586,629  4,591,576
 Sales for resale                       591         552         599        584        602
                                 --------------------------------------------------------
   Total sales of energy          4,747,299   4,718,730   4,586,629  4,587,213  4,592,178
                                 ========================================================
Annual Maximum Demand
(Kw - one hour peak)              1,005,000     939,000     919,000    961,000    940,000

Average Annual Use per
 Residential Customer (KWH)           6,397       6,337       6,265      6,308      6,387

Number of Customers at
December 31
 Residential                        289,317     287,876     286,228    284,275    282,314
 Commercial                          32,195      31,948      31,534     31,417     31,591
 Industrial                           1,825       1,869       1,914      1,944      1,983
 Other                                  875         878         941        934        906
                                 --------------------------------------------------------
   Total ultimate customers         324,212     322,571     320,617    318,570    316,794
 Other electric companies
  (for resale)                            2           1           3          4          3
                                 --------------------------------------------------------
   Total customers                  324,214     322,572     320,620    318,574    316,797
                                 ========================================================

Operating Revenue (In Thousands)
 Residential                       $201,221    $202,522    $196,983   $192,688   $172,804
 Commercial                         189,633     190,185     183,702    178,616    162,013
 Industrial                          72,364      78,088      76,275     76,299     68,644
 Other                                6,905       6,778       6,587      6,197      5,500
                                 --------------------------------------------------------
   Total revenue from
    ultimate customers              470,123     477,573     463,547    453,800    408,961
 Unbilled revenues                    4,891
 Sales for resale                        68          64          68         65         62
                                 --------------------------------------------------------
   Total revenue from
    electric sales                  475,082     477,637     463,615    453,865    409,023
 Other operating revenue              6,587       5,391       4,637      3,645      3,250
                                 --------------------------------------------------------
   Total operating revenue         $481,669    $483,028    $468,252   $457,510   $412,273
                                 ========================================================

The Narragansett Electric Company


Selected Financial Information


- ---------------------------------------------------------------------------------------
Year Ended December 31, (In Millions)      1994     1993     1992     1991      1990
- ---------------------------------------------------------------------------------------
  Operating revenue:
   Electric sales
     (excluding fuel cost recovery)        $356     $351     $342     $340      $308
   Fuel cost recovery                       120      127      121      114       101
   Other                                      6        5        5        4         3
                                          ------------------------------------------
  Total operating revenue                  $482     $483     $468     $458      $412
  Net income                               $ 15     $ 14     $ 21     $ 17      $ 18
  Total assets                             $647     $556     $479     $445      $421
  Capitalization:
   Common equity                           $208     $183     $176     $151      $136
   Cumulative preferred stock                37       37       27       27        27
   Long-term debt                           189      156      143      118       112
                                          ------------------------------------------
  Total capitalization                     $434     $376     $346     $296      $275
  Preferred dividends declared             $  2     $  2     $  2     $  2      $  2
  Common dividends declared                $  3     $  5     $  5     $  5      $  8


Selected Quarterly Financial Information (Unaudited)


- ---------------------------------------------------------------------------------------
                                             First      Second       Third    Fourth
(In Thousands)                              Quarter     Quarter     Quarter   Quarter
- ---------------------------------------------------------------------------------------

  1994
  Operating revenue                       $125,461    $103,800    $137,014     $115,394
  Operating income                        $ 10,407    $  2,714    $ 10,937     $  6,056
  Net income (loss)                       $  6,314    $ (1,013)   $  7,230     $  2,058

  1993
  Operating revenue                       $124,147    $107,529    $136,174     $115,178
  Operating income                        $  8,220    $  3,937    $  9,761     $  6,647
  Net income                              $  3,800    $    493    $  6,435     $  3,546

  Per share data is not relevant because the Company's common stock is wholly-owned by New
  England Electric System.


  A copy of The Narragansett Electric Company's Annual Report on Form 10-K to the Securities
  and Exchange Commission, for the year ended December 31, 1994, will be available on or about April 1, 1995, without charge, upon written request to The Narragansett Electric
  Company, Shareholder Services Department, 280 Melrose Street, Providence, Rhode Island
  02901.
