Form 10-K405, Exhibit 13
period 1995-12-31
NEW ENGLAND ELECTRIC SYSTEM; MASSACHUSETTS ELECTRIC CO; NARRAGANSETT ELECTRIC CO; NEW ENGLAND POWER CO
filed 1996-03-29
CIK 71297, 63073, 69659, 71337

[QUARTER-PAGE RECTANGLE SILHOUETTE
APPEARS IN UPPER-RIGHT OF COVER]

                                NEES achieved

                                its seventh consecutive

                                year of superior

                                financial results in 1995

                                while retaining our

                                position as New England's

                                lowest cost major

                                electricity provider.

Annual Report 1995
















                                [LOGO] New England Electric System

[PHOTO OF MANCHESTER STREET STATION
APPEARS HERE]

The repowering of our Manchester Street

Station was successfully completed in 1995.



                              Contents

                              Letter to Shareholders          2

                              An Industry in Transition       6

                              The NEES Response               8

                              Renewing Our Assets             10

                              Financial Review                14

                              Financial Statements            23

                              Notes to Financial Statements   30

                              Report of Management            41

                              Report of Independent Accountants    41

                              Shareholder Information         42

                              NEES Directors and Officers -
                              NEES Subsidiaries               45

[MAP AND LEGEND APPEAR HERE]

The New England Electric System subsidiaries:

Massachusetts Electric Company, The Narragansett Electric Company, and Granite State Electric Company, retail electric companies that provide electricity and related services to 1.3 million customers in 194 communities in Massachusetts, Rhode Island, and New Hampshire;

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

New England Power Service Company, a service company that provides administrative, legal, engineering, and other support to its affiliated NEES subsidiaries.

FINANCIAL HIGHLIGHTS

                                                   1995           1994
                                                   ----           ----
Earnings per average share                         3.15          $3.07

Dividends declared per share                     $2.345              $2.285

Book value per share year end                    $25.13              $24.33

Market price per share year end                 $39-5/8             $32-1/8

Growth in kilowatt-hour (kWh) sales
  to ultimate customers                            0.7%                1.6%

Cost per kWh to ultimate
  customers (cents)                                9.54                9.29



                 Return on Common Equity - 1995

New England Electric System                                           12.8%

Median of U.S. Electric Utilities                                     11.7%

Median of New England/New York Electric Utilities                          10.4%


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

TO OUR FELLOW SHAREHOLDERS

     Our financial results in 1995 highlighted the seventh good year in a row for New England Electric System (NEES).

     Earnings per share were $3.15, compared with $3.07 in 1994.

     Return on common equity was 12.8 percent, placing NEES in the top-third of major electric utilities in the nation. Our returns on equity have been in the top-third of utilities in the Northeast in each of the last seven years.

     The total return on NEES shares met our target of top-third performance among U.S. electric utilities on a rolling five-year basis.

     Bond ratings were maintained at A+ or higher in 1995, above national averages and the best among major New England utilities.

     Your quarterly dividend was increased again in May 1995 and now stands at an annual level of $2.36 per share, an increase of 16 percent over the past five years.

     Our average retail rate of 9.5 cents per kilowatt-hour remained the lowest among major utilities in New England. Our average rates have increased only 1.5 percent per year since 1991, approximately half the increase in both the average rate of other regional utilities and of the Consumer Price Index. Most important, we held our regional cost advantage while maintaining reliability and expanding services to customers.

Manchester Street repowering

     The repowering of our Manchester Street Station in Providence, Rhode Island was completed ahead of schedule and under budget. This 489 megawatt, $450 million facility is now the cleanest and most efficient fossil-fueled power plant in New England and, in 1995 dollars, represents the lowest construction cost per kilowatt of any major plant recently built in our region.

Forging a "new" industry

     While our performance in 1995 and previous years has created many strengths to carry us forward, we, like other utilities, face challenging times as our industry is restructured. In last year's annual report, we described how the laws and regulations governing utilities are being changed to increase competition. New regulations permitting competitors to use utility transmission and distribution systems to reach customers may alter the structure, operations, and financial position of much of our industry.

[PHOTO OF JOAN BOK APPEARS HERE]

                           Joan T. Bok,
                      Chairman of the Board

     At NEES, we believe that we can best protect our investors and serve customers by working to make such regulations fair and practical, rather than by opposing competition. While much remains to be worked out, our efforts to date have helped to bring about preliminary orders of several state utility commissions that respect the rights of utility shareholders, as is described more fully later in this report.

     Responding to the requirements of our regulators, our Massachusetts retail subsidiary in February 1996 submitted our Choice: New England plan to the Commonwealth's Department of Public Utilities. The plan is summarized on page 9. We hope to test elements of the plan through pilot programs in Massachusetts and New Hampshire.

     In Rhode Island, legislation was filed by the leadership of the state's House of Representatives in February 1996 that would phase in retail competition over a four-year period beginning in 1998. It parallels many of the features of Choice: New England.

     Savings to Rhode Island customers would be substantial. The NEES companies would recover their sunk investments in power plants and contracts with independent power producers through a transition charge. Although the bill would attain these savings by reducing our return on the assets covered by the transition charge and by placing substantial competitive pressure on our future revenues and operating costs, we consider it to be a sensible and practical compromise and are supporting its enactment.

Focus on financial performance

     As we enter the new world of competition, our employees are committed to shareholder value. Approximately 90 percent are owners of NEES shares through various investment programs. Employee ownership equals 8 percent of the total shares outstanding. In 1995, the NEES Board of Directors adopted share ownership targets for senior managers.

     In addition, a significant percentage of our employees' compensation - ranging from 14 percent to nearly 60 percent depending on the person's position and length of service in the organization - will hinge on NEES meeting annual targets for earnings and customer costs.

               [PHOTO OF JOHN W. ROWE APPEARS HERE]

                     Jown W. Rowe, President
                   and Chief Executive Officer

Management changes

     Two members of the NEES senior management team retired on December 31, 1995. Frederic E. Greenman, senior vice president, general counsel, and secretary, retired with 26 years of service. His outstanding judgment and counsel have helped NEES meet the challenges of the past decades and prepared it to thrive in the industry of the future. John W. Newsham, vice president, retired with 45 years of service to the NEES companies. Mr. Newsham provided invaluable leadership in such areas as the Manchester Street Station repowering project, hydro relicensing, labor relations, and employee safety.

     Joining our senior management is Cheryl A. LaFleur, who was elected NEES vice president, general counsel, and secretary. Ms. LaFleur's responsibilities include legal and governmental affairs as well as corporate communications. She has held a number of legal and management positions with the NEES companies, most recently vice president of retail marketing for Massachusetts Electric.

The future

     In 1996, we have two principal goals. First, we will strive to reach final resolution of restructuring plans with our three states and our federal regulators that protect the interests of our shareholders and give us an opportunity to grow and prosper in the future. Second, we will seek to develop new business opportunities and market products that will meet our customers' energy needs and help us compete successfully in a restructured industry. We have the people, the attitude, and the assets to meet these challenges.

     On behalf of all employees of the NEES companies, we thank you for your continued confidence and investment in New England Electric System.


s/ Joan T. Bok
Joan T. Bok
Chairman of the Board

s/ John W. Rowe
John W. Rowe
President and Chief Executive Officer

March 1, 1996
                        All Five of NEES's
                     Key Financial Goals were
                         Achieved in 1995
                    -------------------------
                     Dividend Growth exceeded
                       average of electric
                   utilities on rolling 5-year
                             average.

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

                       Total Return in top
                     one-third of major U.S.
                  Electric utilities on rolling
                         5-year average.

               [COLORED DIVIDER PAGE APPEARS HERE]















                                                  Shaping Change

        [KEY HOLE SILHOUETTE ON ENTIRE PAGE APPEARS HERE]

                             Opening

                           the door to

                           competition

AN INDUSTRY IN TRANSITION

     With the passage of the Energy Policy Act of 1992, the Federal Energy Regulatory Commission (FERC) began to develop policies to foster a competitive wholesale market for electricity. Today, a number of states are advocating that retail sales of electricity also be competitive. Retail competition would enable all retail customers - including residential customers - to choose who supplies their electricity.

     Large differences in electricity prices, both between neighboring utilities and across the U.S., are behind the call for changing the way that electricity is sold. While rates in the Northeast and California are 50 percent higher than in some other parts of the country, NEES's cost per kWh is the lowest of any major New England utility, with an advantage in most cases of 10 to 30 percent.

     In 1994, the California Public Utilities Commission announced a plan to begin retail competition. Since that announcement, many legislators and regulators have advocated more retail competition, with the expectation that it will lower prices and enhance the business climate in their respective states.

     Restructuring the electric industry will not mean deregulation of utilities. Our most valuable assets - transmission and distribution systems - would continue to be regulated and would be used by our competitors. In other words, we would be required to permit third parties to use our wires at regulated rates so that they may compete against us to supply electricity to customers.

     The generating capacity that electric utilities own or have contracted for was built in accordance with state requirements to meet expected demand, including demand on the hottest and coldest days of the year. We are required to maintain reserve generating capacity to cover contingencies. Utilities also have been required to make generation commitments 10 to 20 years into the future, based on forecasts of economic growth that haven't always been realized. The result is excess capacity in New England's generating plants, some of which the utilities can sell to others at wholesale, but at a price that often doesn't reflect the total price of production.

     Under these circumstances, if utility wires were simply thrown open to competitors at historic cost rather than at their real value, the market price of electricity would fall to a level approaching the fuel cost of operating our power plants. Utilities would not collect sufficient revenues to cover all of their other operating costs or the fixed costs of the plants they built under a regulated regime. Competition on these terms would leave us with large fixed costs for generating electricity that would be unrecoverable, or "stranded."

     The FERC has recognized that existing investments should not be stranded by open access, stating: "Industry restructuring must go forward so that a competitive marketplace will become a reality. But we cannot expect the utilities to be willing participants unless we ensure that their prudently incurred costs are recovered. That is the only fair way to proceed."

                         [PHOTO CAPTION]
                      Opening utility wires
                   to competition will require
                     an access or transition
                         charge to assure

               [PHOTO OF POWER PLANT APPEARS HERE]

                        recover of utility
                    investments in generation
                      and independent power
                      production contracts.

 [UP-POINTING ARROW SILHOUETTE COVERING ENTIRE PAGE APPEARS HERE]






                            Defining a

                          restructuring

                             strategy

THE NEES RESPONSE

     During the first half of 1995, the NEES companies negotiated with a variety of stakeholders to agree upon interdependent principles to guide the introduction of retail competition in New England. The principles support retail competition, the integrity of contracts with independent power producers, recovery of stranded investments, and continued environmental improvement.

     Both the Massachusetts and Rhode Island commissions issued orders in August 1995 requiring utilities to file plans to introduce retail competition. Both orders substantially reflect the interdependent principles. The Massachusetts order stated: "Utilities should have a reasonable opportunity to recover net, non-mitigatable, stranded costs associated with commitments previously incurred pursuant to their legal obligations to provide electric service..."

     Earlier in 1995, the Rhode Island legislature had passed bills that would have introduced retail competition without provisions for stranded cost recovery. The Governor vetoed these bills, subject in part to the requirement that our subsidiary Narragansett Electric file a retail competition plan within one year.

     On February 7, 1996, the leadership of the Rhode Island House of Representatives introduced legislation containing a detailed approach to retail competition. The bill phases in customer choice beginning in 1998 for large manufacturers and new commercial and industrial customers, and choice for all by 2001. If choice comes into play more quickly in other New England states and 50 percent or more customers have choice, the Rhode Island dates would advance. The bill protects all customers by allowing them to stay with their existing utility under a capped rate if they so choose. We believe it to be the most decisive and equitable legislation proposed anywhere and have given it our support.

     On February 16, 1996, our Massachusetts retail subsidiary, Massachusetts Electric, submitted our plan for introducing competition. Entitled Choice: New England, the plan foresees competitive markets for electricity generation and regulated transmission and distribution, and would allow customers to choose electricity suppliers beginning January 1, 1998. Customers could choose to obtain power through their current supplier or contract directly with a market-based supplier. As in the Rhode Island legislation, utilities would recover stranded costs through an access or transition charge.

     In New Hampshire, where our subsidiary Granite State Electric has 36,000 customers, the Governor, Legislature, and Public Utilities Commission have moved to introduce retail competition for electricity suppliers, because rates in most of the state are among the nation's highest. The PUC proposed a retail pilot program in response to legislation enacted in 1995. All New Hampshire utilities including Granite State Electric have challenged aspects of this proposal, especially the provision that only 50 percent of stranded costs would be recovered. Hearings before the PUC will be held in March 1996.

                         [PHOTO CAPTION]
                        Through consensus
                     building and persuasive
                        advocacy, the NEES

      [PHOTO OF INDIVIDUAL MAKING PRESENTATION APPEARS HERE]

                       companies helped to
                   set a direction for electric
                     industry restructuring.

    [STAR-SHAPED SILHOUETTE COVERING ENTIRE PAGE APPEARS HERE]







                             Skilled

                         people reinforce

                            our assets

RENEWING OUR ASSETS

     While sober about the challenges facing our business, we are also optimistic because we bring many strengths to the competitive world.

Dollars & sense

     Our relatively strong balance sheet will permit us to recover potentially stranded costs in a reasonable time frame, therefore enhancing our relative competitiveness compared with other utilities in our region.

     Cost control, conservative accounting, avoidance of deferrals, and comparatively low nuclear ownership all strengthen our balance sheet. Cost control measures implemented in 1995 include the completion of the Manchester Street repowering project more than $130 million under budget and the launch of a supply chain management process to reduce our expenditures for goods and services.

Profitable relationships

     Our customer relationships go far beyond reliable delivery of electricity at the region's lowest prices. Our continuous service improvements
- such as energy conservation programs, fast restoration of outages, consolidated billing for customers with multiple sites, and power quality programs - are building the strong customer relationships that will endure in the competitive marketplace.

     When we open our new Customer Services Center in 1996 with around-the-clock hours and up-to-date computers and communications technologies, customers will find it even easier and faster to deal with us.

Physical assets

     Our transmission and distribution network consists of 2,700 miles of transmission lines and more than 20,000 miles of distribution lines. These lines and associated facilities and rights-of-way would be very expensive, difficult, and time-consuming to permit and build today and are necessary for an efficient competitive system.

     The repowering of Manchester Street Station represents the cost-effective use of a valuable piece of developed property. The project was the largest construction project in Rhode Island's history. Entering service in late 1995, the plant is the cleanest and most efficient fossil-fueled plant in New England and is competitive with independent power facilities.

     We use a variety of fuels and power sources to run our plants, and some of our generating units run on more than one fuel. The mix of coal, natural gas, nuclear, hydro, oil, and renewables is to our advantage when we negotiate fuel prices, and provides some protection from large fluctuations in the price of any one fuel.

People

     Constant training and retraining of our employees is key to implementing new technologies, setting higher standards, promoting safety, and changing the way we work to meet the challenges of competition.

                         [PHOTO CAPTION]
                          Our employees
                          will make the
                          NEES companies

  [PHOTO OF HIGH-TENSION LINES AND LINE ENGINEERS APPEARS HERE]

                      formidable competitors
                    in a restructured electric
                        utility industry.

     In 1995, nearly 25 percent of our employees participated in one or more sessions at our training center in Millbury, Massachusetts. Programs include indoor and outdoor skills instruction as well as computer, management, and leadership training.

     Reinforcing our efforts to prepare for competition are new four-year labor agreements reached in May 1995 with our three labor unions. The contracts include performance-based bonuses tied to earnings per share and to individual employee performance. We believe they are the first utility/union contracts in the U.S. that incorporate these performance-based measures.

Environment

     We have achieved many "firsts" that demonstrate our commitment to environmentally responsible and progressive operations.

     For example, we are the first utility in Massachusetts to sell nitrogen oxide credits which were earned by reducing emissions at our plants ahead of regulatory deadlines, and are the first electric utility to receive America's Corporate Conscience Award for Environmental Stewardship from the Council on Economic Priorities. We are also the only utility in New England that is recycling high-carbon flyash from coal-fired power plants into saleable products.

Reputation

     Reputations grow slowly and require constant attention to endure. Growing ours took years of superior public service and hard work.

     We believe we have earned the reputation of being a company that provides reliable electricity, does so at a lower price than its neighbors, gets involved in the communities it serves, and goes the extra mile to help customers get the most for their energy dollars. What matters is the day-to-day work we do and accomplishments such as the quick return of power to 2,000 customers after a tornado tore a wide path of destruction last May in rural Great Barrington, Massachusetts.

Meeting new challenges

     These assets have helped us to weather past challenges and emerge a winner in the regulated world. The same assets - a strong financial position, hardworking employees who are able to meet new challenges, environmentally responsible operations, and a strong reputation - are basic ingredients for continued success in the brave new world of competitive electricity markets.

                         [PHOTO CAPTION]
                      Our relationships with
                          customers are

         [PHOTO OF CUSTOMERS WORKING AT BOTTLING PLANT]

                     sustained by continuous
                      service improvements.

                              Financial Report

                              Financial Review                14

                              Financial Statements            23

                              Selected Financial Data         23

                              Consolidated Income Statements  24

                              Consolidated Retained Earnings
                                Statements                    24

                              Consolidated Balance Sheets     25

                              Consolidated Cash Flow Statements    26

                              Consolidated Capitalization Statements    27

                              Notes to Consolidated Financial
                                Statements                    28

                              Report of Management            41

                              Report of Independent Accountants    41

                              Shareholder Information         42

FINANCIAL REVIEW

[GRAPH APPEARS HERE]

Overview

     Earnings in 1995 were $3.15 per share compared with $3.07 and $2.93 per share in 1994 and 1993, respectively. The 1995 return on common equity was
12.8 percent.

     The increase in 1995 earnings reflects slightly higher kilowatt-hour
(kWh) sales to ultimate customers, decreased depreciation and amortization expense, and decreased operation and maintenance expenses, partially offset by higher purchased power and interest expenses.

     The increase in 1994 earnings over 1993 was attributable to increased kWh sales to ultimate customers, decreased purchased power and interest expenses, and the amortization of unbilled revenues. In addition, earnings in 1993 were reduced by the one-time effects of an early retirement program and the establishment of additional gas waste reserves. These factors were partially offset by increased operation and maintenance expenses and a temporary rate reduction in 1994.

     In 1995, kWh sales to ultimate customers increased less than 1 percent. This increase was primarily due to a return to more normal weather in the fourth quarter of 1995, along with a warmer summer in 1995, partially offset by lower sales in the first quarter of 1995 due to unusually mild weather. In 1994, kWh sales to ultimate customers increased 1.6 percent over 1993, reflecting an improved regional economy.

     In May 1995, the annual dividend rate was raised to $2.36, which represents a $.06 per share increase on an annual basis. In 1994, the annual dividend rate was also increased $.06 per share. The market price of New England Electric System (NEES) common shares at the end of 1995 was $39-5/8 per share compared with $32-1/8 per share and $39-1/8 per share at the end of 1994 and 1993, respectively.

Competitive conditions

     The electric utility business is being subjected to rapidly increasing competitive pressures, stemming from a combination of trends, including the presence of surplus generating capacity, a disparity in electric rates among regions of the country, improvements in generation efficiency, increasing demand for customer choice, and new regulations and legislation intended to foster competition. To date, this competition has been most prominent in the bulk power market, in which non-utility generators have significantly increased their market share. Electric utilities have had exclusive franchises for the retail sale of electricity in specified service territories. As a result, competition in the retail market has been limited to (i) competition with alternative fuel suppliers, primarily for heating and cooling, (ii) competition with customer-owned generation, and (iii) direct competition among electric utilities to attract major new facilities to their service territories. These competitive pressures have led the NEES companies and other utilities to offer, from time to time, special discounts or service packages to certain large customers.

     In states across the country, including Massachusetts, Rhode Island, and New Hampshire, there have been an increasing number of proposals to allow retail customers to choose their electricity supplier, with incumbent utilities required to deliver that electricity over their transmission and distribution systems (also known as "retail wheeling"). If electric customers were allowed to choose their electricity supplier, utilities across the country would face the risk that market prices may not be sufficient to recover the costs of the commitments incurred to supply customers under a regulated industry structure. The amount by which costs exceed market prices is commonly referred to as "stranded costs."

     The NEES companies derive approximately 70 percent, 23 percent, and 3 percent of their electric sales revenues from ultimate customers in Massachusetts, Rhode Island, and New Hampshire, respectively. Each of the NEES retail subsidiaries purchases electricity on behalf of their customers under wholesale all-requirements contracts with NEES's wholesale generating subsidiary, New England Power Company (NEP).

Choice: New England

     In October 1995, the NEES companies announced a plan to allow all customers of electric utilities in Massachusetts, Rhode Island, and New Hampshire to choose their power supplier beginning in 1998. The plan, Choice:
New England, was developed in response to 1995 decisions by the Massachusetts Department of Public Utilities (MDPU) and the Rhode Island Public Utilities Commission (RIPUC) that approved a set of principles for industry restructuring. These principles include allowing utilities the opportunity to recover stranded costs.

     Under Choice: New England, the pricing of generation would be deregulated. However, customers would have the right to receive service under a "standard offer" from the incumbent utility, the pricing of which would be approved in advance by regulators. Customers electing the standard offer would be eligible to choose an alternative power supplier at any time, but would not be allowed to return to the standard offer. Under Choice: New England, transmission and distribution rates would remain regulated. However, the plan proposes that cost of service pricing of distribution rates would be supplemented by a system that would reward or penalize distribution utilities for their performance relative to benchmarks established by regulators.

[GRAPH APPEARS HERE]

     Choice: New England proposes that the cost of NEP's past generation commitments that are at risk due to competition be recovered through a wires access or transition charge. Those generation commitments, which are currently estimated at approximately $4 billion on a present value basis, primarily consist of (i) generating plant commitments, (ii) regulatory assets, (iii) purchased power contracts, and (iv) the operating cost of nuclear plants which cannot be mitigated by shutting down the plants (otherwise referred to as "nuclear costs independent of operation"). Sunk costs associated with utility generating plants, such as past capital investments, and regulatory assets would be recovered over ten years. The return on equity related to the unrecovered capital investments and regulatory assets would be reduced to one percentage point over the rate on long-term "BBB" rated utility bonds. Purchased power contract costs and nuclear costs independent of operation would be recovered as incurred over the life of those obligations, a period expected to extend beyond ten years. Under Choice: New England, the access charge would be set at three cents per kWh for the first three years. Thereafter, the access charge would vary, but is expected to decline.

     Choice: New England was formally filed by Massachusetts Electric Company (Massachusetts Electric) with the MDPU in February 1996. Massachusetts Electric also announced that it will request the MDPU to allow the implementation of two pilot programs to test the plan. The first would allow high technology customers representing 1 percent of the NEES companies' retail sales to have direct access to alternative power suppliers beginning in July 1996. The second would allow residential and small business customers representing 0.5 percent of the NEES companies' retail sales to have direct access beginning September 1, 1996.

     Three other utilities and the Massachusetts Division of Energy Resources
(DOER) also filed plans with the MDPU in February 1996. The DOER's plan also calls for direct access for all customers beginning in 1998 with a pilot program beginning in 1997. The DOER plan, however, proposes that, in exchange for stranded cost recovery, utilities be required to divest their generating assets, either through sale or spinoff. The NEES companies are opposed to mandatory divestiture of generation assets. The timetable for consideration of the various plans by the MDPU is uncertain. The transition access charges proposed in Choice: New England are also subject to approval by the Federal Energy Regulatory Commission (FERC).

Rhode Island legislation

     In February 1996, the Speaker and Majority Leader of the House of Representatives of the Rhode Island Legislature announced the filing of legislation which would allow electric consumers in Rhode Island to choose their power supplier. Under the proposed legislation, large manufacturing customers and new large non-manufacturing customers would gain access to alternative power suppliers over a two-year period beginning in 1998. These customers represent approximately 14 percent of The Narragansett Electric Company's (Narragansett's) retail kWh sales. The balance of Rhode Island customers would gain access over a two-year period beginning in the year 2000, or earlier, if consumers of 50 percent of the electricity in New England gain similar rights to choose their power supplier. The NEES companies have announced their support for the proposed legislation.

     A key provision of the legislation authorizes utilities to recover the cost of past generation commitments through a transition access charge on utility transmission and distribution wires. The legislation divides those past commitments in the same manner as Choice: New England. The principal difference between the legislation and Choice: New England is that the legislation proposes a 12-year recovery period for utility generation commitments and regulatory assets.

[GRAPH APPEARS HERE]

     The legislation also establishes performance-based rates for distribution utilities, including Narragansett. Under the legislation, Narragansett would be entitled to annually increase its distribution rates by approximately $10 million per year, for the period 1997 to 1999, less any increases in wholesale base rates passed on to Narragansett by NEP. For those three years, Narragansett's return on equity would be subject to a floor of 6 percent and a ceiling of 11 percent. Earnings over the ceiling would be shared equally between customers and shareholders up to an absolute cap on return on equity of 12.5 percent. To the extent that earnings fall below the floor, Narragansett would be authorized to surcharge customers for the shortfall. Consideration by the Rhode Island Legislature of the proposed legislation is expected to be completed by the summer of 1996.

     Previously, in 1995, the Rhode Island Legislature passed legislation that would have allowed certain industrial customers to buy power from alternative suppliers, rather than through the local electric utility. Narragansett urged the Governor of Rhode Island to veto the legislation because Narragansett believed it would result in piecemeal deregulation that would not be fair to customers or shareholders. The Governor vetoed the proposed legislation, in part because of commitments by Narragansett to provide a two-year rate discount to manufacturing customers (see "Retail rate activity" section) and to submit, by July 1, 1996, a specific and detailed proposal to the RIPUC addressing the issues associated with providing large customers with access to Narragansett's distribution system for the purpose of choosing an alternative power supplier. In the event that the Rhode Island Legislature does not enact the 1996 proposed legislation discussed above, the commitment to submit a specific proposal on open access is expected to be met by Narragansett through the filing of Choice: New England with the RIPUC.

Other legislative and regulatory initiatives

     In February 1996, the New Hampshire House of Representatives passed a bill requiring utilities in that state to file plans by June 1996 with the New Hampshire Public Utilities Commission (NHPUC) to provide customers with access to alternative suppliers. The bill allows the NHPUC significant discretion in determining the appropriate level of stranded cost recovery. The bill would authorize the NHPUC to impose a plan on utilities if none is filed and approved by July 1997. The bill is pending in the Senate.

     In January 1996, Granite State Electric Company (Granite State) reached an agreement with the NHPUC staff to conduct a retail access pilot for 3 percent of Granite State's customers. If approved by the NHPUC and the FERC, participating customers in the pilot will pay access charges that are on average over 90 percent of the charges proposed under Choice: New England. The agreement includes more favorable terms regarding stranded cost recovery than preliminary pilot guidelines issued by the NHPUC. In February 1996, the NHPUC indicated that further review of certain assumptions made in the agreement was necessary. Separately, in June 1995, the NHPUC issued a decision stating that franchise territories in New Hampshire are not exclusive as a matter of law. That decision is under appeal.

     In February 1996, the MDPU denied the recovery of stranded power generation costs in the context of the town of Stow, Massachusetts, attempting to purchase the distribution assets in that town owned by the neighboring Hudson Municipal Light Department. Although the MDPU reaffirmed its general position that utilities should have a reasonable opportunity to recover net, non-mitigable, stranded costs, it refused to allow recovery in this case stating that Hudson had not sufficiently demonstrated that stranded costs would be incurred and made no effort to mitigate any such costs.

     In August 1995, the MDPU issued an order requiring a customer of another utility who installed cogenerating equipment to pay 75 percent of that utility's stranded costs attributable to serving the customer's load. The MDPU indicated the decision, which is under appeal, did not set a precedent for stranded cost recovery as part of industry restructuring.

     In March 1995, the FERC issued a notice of proposed rulemaking in which it stated that it is appropriate that legitimate and verifiable stranded costs be recovered from departing customers as a result of wholesale competition. The FERC also indicated that costs stranded as a result of retail competition would be subject to state commission review if the necessary statutory authority exists and subject to FERC review if the state commission does not have such authority. A final decision is expected during 1996.

[GRAPH APPEARS HERE]

Risk factors

     The major risk factors affecting recovery of at-risk assets are: (i) regulatory and legal decisions, (ii) the market price of power, and (iii) the amount of market share retained by the NEES companies. First, there can be no assurance that a final restructuring plan ordered by regulatory bodies, the courts, or through legislation will include an access charge that would fully recover stranded costs. If laws are enacted or regulatory decisions are made that do not offer an opportunity to recover stranded costs, NEES believes it has strong legal arguments to challenge such laws or decisions. Such a challenge would be based, in part, on the assertion that subjecting utility generating assets to competition without compensation for stranded costs, while requiring utilities to open access to their wires at historic cost-based rates, would constitute an unconstitutional taking of property without just compensation. Second, the access charge proposed under Choice: New England recovers only sunk costs, such as plant expenditures and contractual commitments. Because of a regional surplus of electric generation capacity, current wholesale power prices in the short-term market are based on the short-run fuel costs of generating units. Such wholesale prices are not currently providing a significant contribution toward other marginal costs, such as operation and maintenance expenses. NEES expects this situation to continue in a retail market. Third, revenues will also be affected by the NEES companies' ability to retain existing customers and attract new customers in a competitive environment. As a result of the pressure on market prices and market share, it is likely that, even if Choice: New England is implemented, the NEES companies would experience losses in revenue for an indeterminate period and increased revenue volatility.

     Historically, electric utility rates have been based on a utility's costs. As a result, electric utilities are subject to certain accounting standards that are not applicable to other business enterprises in general. Financial Accounting Standards No. 71, Accounting for the Effects of Certain Types of Regulation (FAS 71), requires regulated entities, in appropriate circumstances, to establish regulatory assets and liabilities, and thereby defer the income statement impact of certain costs that are expected to be recovered in future rates. The effects of regulatory, legislative, or utility initiatives, such as the proposed Rhode Island legislation or Choice: New England, could, in the near future, cause all or a portion of the operations of its subsidiaries to cease meeting the criteria of FAS 71. In that event, the application of FAS 71 to such operations would be discontinued and a non-cash write-off of previously established regulatory assets and liabilities related to such operations would be required. At December 31, 1995, NEES had consolidated pre-tax regulatory assets (net of regulatory liabilities) of approximately $600 million, of which about $500 million is related to its subsidiaries' generation business (including approximately $200 million related to oil and gas properties regulated as part of the generation business), and about $100 million is related to its subsidiaries' transmission and distribution businesses. If competitive or regulatory change should cause a substantial revenue loss or lead to the permanent shutdown of any generating facilities, a substantial write-down of plant assets could be required pursuant to Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (FAS 121). In addition, FAS 121 requires that all regulatory assets, which must have a high probability of recovery to be initially established, must continue to meet that high probability standard to avoid being written off. FAS 121, which is effective for NEES and its subsidiaries in January 1996, is not expected to have a material adverse impact on the financial condition or results of operations upon adoption, based on the current regulatory environment in which NEES's subsidiaries operate. However, the impact in the future may change as competitive factors and potential restructuring influence the electric utility industry. For further discussion, see Note B.

[GRAPH APPEARS HERE]

Wholesale rate activity

     In February 1995, the FERC approved a rate agreement filed by NEP. Under the agreement, which became effective January 1995, NEP's base rates are frozen through 1996. Before this rate agreement, NEP's rate structure contained two surcharges that were recovering the costs of a coal conversion project and a portion of NEP's investment in the Seabrook 1 nuclear unit (Seabrook 1). These two surcharges fully recovered their related costs by mid-1995. However, under the rate agreement, the revenues continue to be collected as part of base rates. The agreement also provides for (i) full recovery of costs associated with the Manchester Street Station repowering project, which began commercial operation in the second half of 1995, (ii) the recovery of approximately $50 million of deferred costs associated with terminated purchased power contracts and postretirement benefits other than pensions (PBOPs) over seven years, (iii) full recovery of currently incurred PBOP costs, (iv) the recovery over three years of $27 million of costs related to the dismantling of a retired generating station in Rhode Island and the replacement of a turbine rotor at one of NEP's generating units, and (v) increased recovery of depreciation expense by approximately $8 million annually to recognize costs that will be incurred upon the eventual dismantling of its Brayton Point and Salem Harbor generating plants. Under the agreement, approximately $15 million of the $38 million in Seabrook 1 costs scheduled for recovery in 1995 pursuant to a 1988 settlement agreement were deferred for recovery in 1996. The FERC's approval of this rate agreement applies to all of NEP's customers except the Milford Power Limited Partnership
(MPLP). MPLP, owner of a gas-fired power plant in Milford, Massachusetts, has protested the rate agreement based on issues related to the Manchester Street Station repowering project. (See "Purchased power contract dispute" section.)

Retail rate activity

     The MDPU approved a $31 million increase to base rates for Massachusetts Electric effective October 1, 1995.

     The RIPUC approved a settlement agreement that provides for a $15 million increase to base rates for Narragansett effective December 1, 1995. The RIPUC also approved $3 million of new discounts for manufacturing customers, the costs of which are not being recovered from other customers.

     In July 1995, Granite State filed a $2.6 million rate increase request with the NHPUC. On October 31, 1995, Granite State received approval to collect an interim increase of $0.9 million, effective November 1, 1995, subject to refund or surcharge pending the final outcome of the full case. The NHPUC staff is recommending a rate decrease of approximately $0.3 million. A final decision is expected in 1996.

     The retail companies have received approval from their respective regulatory agencies to recover demand-side management (DSM) program expenditures in rates on a current basis. These expenditures were $64 million, $70 million, and $62 million in 1995, 1994, and 1993, respectively. Since 1990, the retail companies have been allowed to earn incentives based on the results of their DSM programs and have recorded before-tax incentives of $5.7 million, $7.7 million, and $7.3 million in 1995, 1994, and 1993, respectively.

[GRAPH APPEARS HERE]

Operating revenue

     Operating revenue increased $29 million in 1995 compared with 1994. This increase reflects sales growth of less than 1 percent, increased fuel revenues, the November 1994 expiration of Massachusetts Electric's temporary rate decrease, and the October 1995 Massachusetts Electric rate increase. These increases were partially offset by a decrease in the amortization of unbilled revenues in 1995.

     Operating revenue increased $9 million in 1994, reflecting increased sales and amortization of unbilled revenues by retail subsidiaries, partially offset by the temporary rate reduction at Massachusetts Electric. In 1994, kWh sales to ultimate customers increased 1.6 percent over 1993, reflecting an improved regional economy.

Operating expenses

     Total operating expenses increased $2 million in 1995 compared with 1994, reflecting increased purchased power and fuel expenses. The increase in purchased power expense reflects overhauls and refueling shutdowns at partially-owned nuclear power facilities, including costs to repair steam generator tubes at the Maine Yankee nuclear power plant (Maine Yankee), in which NEP has a 20 percent interest. Maine Yankee returned to service at 90 percent capacity in January 1996. The increase in purchased power expense also includes the amortization of previously deferred purchased power contract termination costs.

     The increase in fuel costs, including the fuel portion of purchased power expense, reflects decreased nuclear generation due to overhauls and decreased hydro production resulting from low water levels.

     Depreciation and amortization expense decreased in 1995 due to reduced amortization of Seabrook 1 in accordance with NEP's 1995 rate agreement, the completion of the amortization of the costs of certain coal conversion facilities in the first half of 1995, and decreased oil and gas amortization due to decreased production. Partially offsetting these decreases were increased depreciation rates approved in NEP's 1995 rate agreement, increased charges associated with the dismantlement of a retired generating facility, and depreciation of new plant expenditures, including the Manchester Street Station, which began commercial operation in the second half of 1995.

     The decrease in maintenance expenses reflects lower overhaul costs at wholly-owned generating units, primarily in the fourth quarter of 1995.

     The increase in taxes, other than income taxes, is due to increased municipal property taxes.

     Total operating expenses increased $15 million in 1994 over 1993, reflecting increases in overhaul costs of wholly-owned generating units, in part to achieve compliance with the Clean Air Act. Operating expenses in 1994 also reflected cost increases in DSM, computer system development, pension and other retiree benefits, and general increases in other areas. These increases were partially offset by decreases in fuel and purchased power expense due to overhauls and refueling shutdowns of partially-owned nuclear power suppliers in 1993. In addition, 1993 operating expenses included a net amount of $30 million associated with an early retirement and special severance program and the establishment of additional gas waste reserves, partially offset by the effects of a rate settlement that allowed recovery of previously charged expenses.

     Depreciation and amortization increased $4 million in 1994, reflecting increased amortization of Seabrook 1, increased charges for dismantlement of a previously retired generating station, and depreciation of new plant expenditures. These increases were partially offset by decreased oil and gas amortization due to decreased production.

     Taxes charged to operations in 1994 increased approximately $12 million, reflecting increased income taxes and municipal property taxes.

     Under the existing terms of certain purchased power contracts with other utilities, NEP will reduce its power purchases by $19 million in 1996.

Interest expense

     Interest expense increased $23 million in 1995 due to an increase in combined long-term and short-term debt balances and higher interest rates earlier in 1995. Interest expense decreased $6 million in 1994, due to significant refinancings of corporate debt at lower interest rates.

Allowance for funds used during construction (AFDC)

     AFDC increased $4 million and $11 million in 1995 and 1994, respectively, due to increased construction work in progress associated with the repowering of the Manchester Street Station. The accrual of AFDC ended for this project when the units began commercial operation in the second half of 1995. (See "Liquidity and capital resources" section.)

Hazardous waste

     The Federal Comprehensive Environmental Response, Compensation and Liability Act, more commonly known as the "Superfund" law, imposes strict, joint and several liability, regardless of fault, for remediation of property contaminated with hazardous substances. A number of states, including Massachusetts, have enacted similar laws.

     The electric utility industry typically utilizes and/or generates a range of potentially hazardous products and by-products in its operations. NEES subsidiaries currently have an environmental audit program in place intended to enhance compliance with existing federal, state, and local requirements regarding the handling of potentially hazardous products and by-products.

     NEES and/or its subsidiaries have been named as potentially responsible parties (PRPs) by either the U.S. Environmental Protection Agency (EPA) or the Massachusetts Department of Environmental Protection for 22 sites at which hazardous waste is alleged to have been disposed. Private parties have also contacted or initiated legal proceedings against NEES and certain subsidiaries regarding hazardous waste cleanup. The most prevalent types of hazardous waste sites with which NEES and its subsidiaries have been associated are manufactured gas locations. (Until the early 1970s, NEES was a combined electric and gas holding company system.) NEES is aware of approximately 40 such locations (including eight of the 22 locations for which NEES companies are PRPs) mostly located in Massachusetts. NEES and its subsidiaries are currently aware of other sites, and may in the future become aware of additional sites, that they may be held responsible for remediating.

     NEES has been notified by the EPA that it is one of several PRPs for cleanup of the Pine Street Canal Superfund site in Burlington, Vermont, where coal tar and other materials were deposited. Between 1931 and 1951, NEES and its predecessor owned all of the common stock of Green Mountain Power Corporation (GMP). Prior to, during, and after that time, gas was manufactured at the Pine Street Canal site by GMP. In 1989, NEES was one of 14 parties required to pay the EPA's past response costs related to this site. NEES remains a PRP for ongoing and future response costs. In November 1992, the EPA proposed a cleanup plan estimated by the EPA to cost $50 million. In June 1993, the EPA withdrew this cleanup plan in response to public concern about the plan and its cost. The cost of any cleanup plan and NEES's share of such cost are uncertain at this time. NEES has been involved in settlement negotiations, which it expects to conclude in 1996, to determine NEES's apportioned share of these costs. NEES believes it has adequate reserves for this site.

     In 1993, the MDPU approved a Massachusetts Electric rate agreement that allows for remediation costs of former manufactured gas sites and certain other hazardous waste sites located in Massachusetts to be met from a non-rate-recoverable, interest-bearing fund of $30 million established on Massachusetts Electric's books in 1993. Rate-recoverable contributions of $3 million, adjusted for inflation, are added to the fund annually in accordance with the agreement. Any shortfalls in the fund would be paid by Massachusetts Electric and be recovered through rates over seven years.

     Predicting the potential costs to investigate and remediate hazardous waste sites continues to be difficult. There are also significant uncertainties as to the portion, if any, of the investigation and remediation costs of any particular hazardous waste site that may ultimately be borne by NEES or its subsidiaries. Where appropriate, the NEES companies intend to seek recovery from their insurers and from other PRPs, but it is uncertain whether, and to what extent, such efforts will be successful. At December 31, 1995, NEES had total reserves for environmental response costs of $50 million and a related regulatory asset of $19 million. NEES believes that hazardous waste liabilities for all sites of which it is aware, and which are not covered by a rate agreement, are not material to its financial position.

Electric and magnetic fields (EMF)

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

Purchased power contract dispute

     In October 1994, NEP was sued by MPLP, a venture of Enron Corporation and Jones Capital that owns a 149 megawatt (MW) gas-fired power plant in Milford, Massachusetts. NEP purchases 56 percent of the power output of the facility under a long-term contract with MPLP. The suit alleges that NEP has engaged in a scheme to cause MPLP and its power plant to fail and has prevented MPLP from finding a long-term buyer for the remainder of the facility's output. The complaint includes allegations that NEP has violated the Federal Racketeer Influenced and Corrupt Organizations Act, engaged in unfair or deceptive acts in trade or commerce, and breached contracts. MPLP also asserts that NEP deliberately misled regulatory bodies concerning the Manchester Street Station repowering project. MPLP seeks compensatory damages in an unspecified amount, as well as treble damages. NEP believes that the allegations of wrongdoing are without merit. NEP has filed counterclaims and crossclaims against MPLP, Enron Corporation, and Jones Capital, seeking monetary damages and termination of the purchased power contract.

     MPLP also intervened in NEP's current rate filing before the FERC, making similar allegations to those asserted in MPLP's lawsuit. Hearings on this claim concluded in October 1995. An Administrative Law Judge initial decision is expected by mid-1996.

Liquidity and capital resources   Capital requirements for 1995 and
projections for 1996 are shown below:

Year ended December 31 (millions of dollars)            1995           1996
                                                        ----           ----
Cash expenditures for utility plant:
  Manchester Street Station repowering project          $ 98           $ 20
  All other                                              231            225
Oil and gas exploration and development                   18             15
                                                        ----           ----
  Total capital expenditures                            $347           $260
Maturing debt and prepayment requirements                 66             24
                                                        ----           ----
  Total capital requirements                            $413           $284
                                                        ----           ----
Cash from utility operations after
  payment of dividends                                  $261           $265
                                                        ----           ----
Cash from oil and gas operations                          52             35
                                                        ----           ----
  Total cash from operations after
     payment of dividends                               $313           $300

     The long-term financing activities of the NEES subsidiaries for 1995 and projected long-term financings for 1996 are summarized as follows:

                                1995 Actual         1996 Projected
                                -----------         --------------
(millions of dollars)         IssuesRetirements               Issues Retirements
                              -----------------               ------ -----------
NEP                             $ 60       $ 10                 $ 40        $ 50
Massachusetts Electric            88         35                   20
Narragansett                      38         16                   12           2
Granite State                      5          3                                1
Hydro-Transmission Companies                                      12                         12
New England Energy
  Incorporated (NEEI)            202        236                               35
Narragansett Energy
  Resources Company               32                                           1
                               -----      -----                 ----        ----
                                $425       $312                 $ 72        $101

     Interest rates on long-term debt issued in 1995 range from 6.69 percent to 8.46 percent. NEP and the retail subsidiaries have issued $42 million of variable and fixed rate long-term debt to date in 1996 to refinance a like amount of outstanding debt.

     Net cash from operating activities provided all of the funds necessary for oil and gas expenditures in 1995 and is projected to provide all of the funds necessary in 1996. NEEI's 1995 oil and gas exploration and development costs included $10 million of capitalized interest costs.

     In 1995, NEP and Narragansett completed the 489 MW repowering of Manchester Street Station. NEP owns a 90 percent interest and Narragansett owns a 10 percent interest in the Manchester Street Station. The total cost for the generating station will be approximately $450 million including AFDC. In addition, related transmission improvements were placed in service in September 1994 at a cost of approximately $60 million.

     At December 31, 1995, NEES and its consolidated subsidiaries had lines of credit and standby bond purchase facilities with banks totaling $683 million. These lines and facilities were used at December 31, 1995 for liquidity support for $203 million of commercial paper borrowings and $342 million of NEP mortgage bonds in tax-exempt commercial paper mode. Fees are paid on the lines and facilities in lieu of compensating balances.

New England Electric System and Subsidiaries
Selected Financial Data
Year Ended December 31 (millions of dollars, except per share data)

                                 1995      1994      1993      1992      1991
                                 ----      ----      ----      ----      ----
Operating revenue:
Electric sales (excluding
 fuel cost recovery)           $1,521    $1,518    $1,488    $1,424    $1,358
Fuel cost recovery                600       568       582       597       585
Other utility revenue             121       117       117       118       114
Oil and gas sales                  30        40        47        43        37
                               ------    ------    ------    ------    ------
     Total operating revenue   $2,272    $2,243    $2,234    $2,182    $2,094

Net income                     $  205    $  199    $  190    $  185    $  180

Average common shares
(000's)                        64,944    64,970    64,970    64,970    64,917

Per share data:
Net income                     $3.15     $3.07     $ 2.93    $ 2.85    $ 2.77
Dividends declared             $2.345    $2.285    $ 2.22    $ 2.14    $ 2.07

Return on average
 common equity                  12.8%     12.7%     12.6%     12.6%     12.6%

Total assets                   $5,191    $5,085    $4,796    $4,585    $4,450

Capitalization:
Common share equity            $1,632    $1,581    $1,530    $1,487    $1,441
Minority interests                 49        55        56        61        63
Cumulative preferred stock        147       147       147       162       162
Long-term debt                  1,675     1,520     1,512     1,533     1,548
                               ------    ------    ------    ------    ------
Total capitalization           $3,503    $3,303    $3,245    $3,243    $3,214

Sales to ultimate
 customers (millions
 of kWh)                       21,311    21,155    20,832    20,554    20,470
Cost per kWh to ultimate
 customers (cents)               9.54      9.29      9.50      9.43      8.99
System maximum
 demand (MW)                    4,381     4,385     4,081     3,964     4,250
Electric capability
 (MW net)-year end              5,482     5,533     5,362     5,479     5,645
Number of employees             4,832     4,990     4,969     5,415     5,533
Number of customers         1,313,811 1,300,198 1,288,184 1,277,281 1,257,213

New England Electric System and Subsidiaries
Statements of Consolidated Income
Year ended December 31 (thousands of dollars, except per share data)

                                          1995        1994         1993
                                    ----------  ----------   ----------
Operating revenue                   $2,271,712  $2,243,029   $2,233,978
                                    ----------  ----------   ----------
Operating expenses:
Fuel for generation                    237,498     220,956      227,182
Purchased electric energy              548,370     514,143      527,307
Other operation                        500,721     494,741      492,079
Maintenance                            136,058     161,473      146,219
Depreciation and amortization          264,666     301,123      296,631
Taxes, other than income taxes         132,631     125,840      120,493
Income taxes                           128,340     128,257      121,124
                                    ----------  ----------   ----------
  Total operating expenses           1,948,284   1,946,533    1,931,035
                                    ----------  ----------   ----------
Operating income                       323,428     296,496      302,943
Other income:
Allowance for equity funds used
  during construction                    7,852      10,169        3,795
Equity in income of generating
  companies                             10,552       9,758       11,016
Other income (expense), net             (6,306)     (3,856)      (1,154)
                                    ----------  ----------   ----------
Operating and other income             335,526     312,567      316,600
                                    ----------  ----------   ----------
Interest:
Interest on long-term debt             108,365      93,500      100,777
Other interest                          19,826      11,298        9,809
Allowance for borrowed funds used
  during construction                  (14,016)     (7,793)      (2,816)
                                    ----------  ----------   ----------
  Total interest                       114,175      97,005      107,770
                                    ----------  ----------   ----------
Income after interest                  221,351     215,562      208,830
Preferred dividends of subsidiaries                  8,690        8,697              10,585
Minority interests                       7,904       7,439        8,022
                                    ----------  ----------   ----------
Net income                          $  204,757  $  199,426   $  190,223
                                    ----------  ----------   ----------
Average common shares               64,944,187  64,969,652   64,969,652
Per share data:
Net income                          $    3.15   $    3.07    $     2.93
Dividends declared                  $    2.345  $    2.285   $     2.22


Statements of Consolidated Retained Earnings
Year ended December 31 (thousands of dollars)

                                          1995        1994         1993
                                    ----------  ----------   ----------
Retained earnings at beginning
  of year                           $  779,045  $  728,075   $  684,132
Net income                             204,757     199,426      190,223
Dividends declared on common
  shares                              (152,273)   (148,456)    (144,233)
Premium on redemption of
  preferred stock of
  subsidiaries                                                   (2,047)
                                    ----------  ----------   ----------
Retained earnings at end of year    $  831,529  $  779,045   $  728,075

The accompanying notes are an integral part of these consolidated financial statements.

New England Electric System and Subsidiaries
Consolidated Balance Sheets
At December 31 (thousands of dollars)

Assets                                                   1995        1994
                                                   ----------  ----------
Utility plant, at original cost                    $5,480,001  $4,914,807
Less accumulated provisions for depreciation and
  amortization                                      1,710,991   1,610,378
                                                   ----------  ----------
                                                    3,769,010   3,304,429
Net investment in Seabrook 1 under rate
  settlement (Note A)                                  15,210      38,283
Construction work in progress                          71,682     374,009
                                                   ----------  ----------
     Net utility plant                              3,855,902   3,716,721
                                                   ----------  ----------
Oil and gas properties, at full cost (Note A)       1,266,290   1,248,343
Less accumulated provision for amortization         1,032,777     964,069
                                                   ----------  ----------
     Net oil and gas properties                       233,513     284,274
                                                   ----------  ----------
Investments:
Nuclear power companies, at equity (Note D)            47,056      46,349
Other subsidiaries, at equity                          40,259      42,195
Other investments                                      87,992      50,895
                                                   ----------  ----------
     Total investments                                175,307     139,439
                                                   ----------  ----------
Current assets:
Cash                                                    7,064       3,047
Accounts receivable, less reserves of $18,308
  and $15,095                                         284,033     295,627
Unbilled revenues (Note A)                             66,300      55,900
Fuel, materials, and supplies, at average cost         73,724      94,431
Prepaid and other current assets                       77,673      76,718
                                                   ----------  ----------
     Total current assets                             508,794     525,723
                                                   ----------  ----------
Deferred charges and other assets (Note B)            417,360     418,684
                                                   ----------  ----------
                                                   $5,190,876  $5,084,841
                                                   ==========  ==========
Capitalization and Liabilities

Capitalization (see accompanying statements):
Common share equity                                $1,631,779  $1,580,838
Minority interests in consolidated subsidiaries        48,912      55,066
Cumulative preferred stock of subsidiaries            147,016     147,016
Long-term debt                                      1,675,170   1,520,488
                                                   ----------  ----------
     Total capitalization                           3,502,877   3,303,408
                                                   ----------  ----------
Current liabilities:
Long-term debt due within one year                     23,960      65,920
Short-term debt                                       203,250     233,970
Accounts payable                                      157,486     168,937
Accrued taxes                                          15,894      11,002
Accrued interest                                       27,455      25,193
Dividends payable                                      38,683      37,154
Other current liabilities (Note F)                     73,104      93,251
                                                   ----------  ----------
     Total current liabilities                        539,832     635,427
                                                   ----------  ----------
Deferred federal and state income taxes               780,451     751,855
Unamortized investment tax credits                     93,408      94,930
Other reserves and deferred credits                   274,308     299,221
Commitments and contingencies (Note D)
                                                   ----------  ----------
                                                   $5,190,876  $5,084,841
                                                   ==========  ==========

The accompanying notes are an integral part of these consolidated financial statements.

New England Electric System and Subsidiaries
Consolidated Statements of Cash Flows
Year ended December 31 (thousands of dollars)

                                               1995                 1994           1993
                                          ---------            ---------      ---------
Operating activities
Net income                                $ 204,757            $ 199,426      $ 190,223
Adjustments to reconcile net
     income to net cash provided by
     operating activities:
  Depreciation and amortization             270,292              305,908        300,444
  Deferred income taxes and
     investment tax credits, net             24,056               41,741          4,105
  Allowance for funds used during
     construction                           (21,868)             (17,962)        (6,611)
  Amortization of unbilled revenues          (8,209)             (38,458)        (2,700)
  Minority interests                          7,904                7,439          8,022
  Early retirement program                                                       23,922
  Decrease (increase) in accounts
     receivable, net and unbilled
     revenues                                 1,194              (33,107)       (27,503)
  Decrease (increase) in fuel,
     materials, and supplies                 20,707              (20,117)        13,786
  Decrease (increase) in prepaid
     and other current assets                  (955)              (7,714)         5,904
  Increase (decrease) in accounts
     payable                                (11,451)              40,595        (42,967)
  Increase (decrease) in other
     current liabilities                     (4,784)             (25,676)        64,658
  Other, net                                (11,790)             (34,109)       (32,632)
                                          ---------            ---------      ---------
     Net cash provided by
       operating activities               $ 469,853            $ 417,966      $ 498,651
                                          ---------            ---------      ---------
Investing activities

Plant expenditures, excluding
  allowance for funds used
  during construction                     $(329,385)           $(438,016)     $(304,659)
Oil and gas exploration and
  development                               (17,947)             (28,233)       (18,965)
Other investing activities                  (32,460)             (18,830)          (107)
                                          ---------            ---------      ---------
     Net cash used in investing
       activities                         $(379,792)           $(485,079)     $(323,731)
                                          ---------            ---------      ---------
Financing activities

Dividends paid to minority interests      $ (12,159)           $  (8,416)     $ (10,622)
Dividends paid on NEES common shares       (151,335)            (148,063)      (142,352)
Short-term debt                             (30,720)             162,195         29,525
Long-term debt-issues                       425,000               97,000        372,500
Long-term debt-retirements                 (311,920)             (34,920)      (395,820)
Preferred stock-issues                                                           55,000
Preferred stock-retirements                                         (512)       (70,000)
Premium on reacquisition of
  long-term debt                             (2,003)                            (10,996)
Premium on redemption of
  preferred stock                                                                (2,047)
Return of capital to minority
  interests and related premium              (1,364)
Repurchase of common shares                  (1,543)
                                          ---------            ---------      ---------
     Net cash provided by (used in)
       financing activities               $ (86,044)           $  67,284      $(174,812)
                                          ---------            ---------      ---------
Net increase in cash and cash
  equivalents                             $   4,017            $     171      $     108
Cash and cash equivalents at
  beginning of year                           3,047                2,876          2,768
                                          ---------            ---------      ---------
Cash and cash equivalents at
  end of year                             $   7,064            $   3,047      $   2,876
                                          ---------            ---------      ---------
Supplementary information

Interest paid less amounts capitalized    $ 105,459            $  90,500      $  97,518
                                          ---------            ---------      ---------
Federal and state income taxes paid       $  68,312            $ 114,597      $ 124,853
                                          ---------            ---------      ---------
Dividends received from investments
  at equity                               $  14,748            $  15,350      $  14,404

The accompanying notes are an integral part of these consolidated financial statements.

New England Electric System and Subsidiaries
Consolidated Statements of Capitalization
At December 31 (thousands of dollars)

Common share equity                                        1995         1994
                                                     ----------   ----------
Common shares, par value $1 per share
  Authorized-150,000,000 shares
  Issued-64,969,652 shares                           $   64,970   $   64,970
  Outstanding-64,923,721 and
     64,969,652 shares, respectively
Paid-in capital                                         736,823      736,823
Retained earnings                                       831,529      779,045
Treasury stock-45,931 shares                             (1,543)
                                                     ----------   ----------
  Total common share equity                          $1,631,779   $1,580,838

                                             Shares outstanding
Cumulative preferred stock
 of subsidiaries                  1995         1994        1995         1994
                              --------     --------    --------     --------
$100 Par value-
 4.44% to 4.76%                430,140      430,140    $ 43,014     $ 43,014
 6.00% to 7.24%                525,020      525,020      52,502       52,502
$50 Par value-
 4.50% to 6.95%                730,000      730,000      36,500       36,500
$25 Par value-
 6.84%                         600,000      600,000      15,000       15,000
                              --------     --------    --------     --------
  Total cumulative preferred
  stock of subsidiaries
  (annual dividend requirement
  of $8,690 for 1995 and 1994)            2,285,160   2,285,160     $147,016       $147,016


Long-term debt (Note G)                Maturity         Rate    1995      1994
                              ------------------------------         ---------      ---------
Mortgage bonds*               1995 through 19994.730% 8.280%        $  183,500     $  203,500
                              2000 through 20046.240% 8.520% 243,500   187,500
                              2005 through 20146.110% 8.450%  74,000    35,000
                              2015 through 20257.050% 9.125% 472,550   422,550
                              2018 through 2022     Variable 342,000   342,000
Notes
Granite State Electric Company1996 through 2025       7.370% 12.550%    16,000         14,400
New England Energy Incorporated            2002     Variable 182,000   216,000
Hydro-Transmission Companies  2001 through 20158.820% 9.410% 159,530   171,050
Narragansett Energy Resources
 Company                                   2010       7.250%  32,000

Unamortized discounts and premiums, net                       (5,950)   (5,592)
                                                                     ---------      ---------
  Total long-term debt                                               1,699,130      1,586,408
                                                                     ---------      ---------
Long-term debt due in one year                               (23,960)  (65,920)
                                                                     ---------      ---------
                                                                    $1,675,170     $1,520,488

*Includes $392,350 issued to secure tax-exempt pollution control and solid waste disposal revenue bonds issued by state agencies on behalf of New England Power Company.

The accompanying notes are an integral part of these consolidated financial statements.

New England Electric System and Subsidiaries
Notes to Consolidated Financial Statements

Note A - Significant accounting policies

1. Nature of operations

  New England Electric System (NEES) is a public utility holding company.
NEES and its subsidiaries constitute the second largest electric utility system in New England. Its core business activities are the generation, transmission, distribution, and sale of electric energy and the delivery of related services, including energy efficiency improvements, to residential, commercial, industrial, and municipal customers. Other business activities include independent transmission projects, energy management consultation, and rate-regulated domestic oil and gas operations.

2. Basis of consolidation and financial statement presentation

  The consolidated financial statements include the accounts of NEES and all subsidiaries except New England Electric Transmission Corporation, which is recorded under the equity method. Presentation of this subsidiary on the equity basis is not material to the consolidated financial statements. New England Power Company (NEP) has a minority interest in four regional nuclear generating companies (Yankees). Narragansett Energy Resources Company (NERC) has a 20 percent general partnership interest in the Ocean State Power (OSP) generating facility. NEP and NERC account for these ownership interests under the equity method.

  NEES owns 50.4 percent of the outstanding common stock of both New England Hydro-Transmission Electric Company, Inc. and New England Hydro-Transmission Corporation (Hydro-Transmission Companies). The consolidated financial statements include 100 percent of the assets, liabilities, and earnings of the Hydro-Transmission Companies. Minority interests, which represent the minority stockholders' proportionate share of the equity and income of the Hydro-Transmission Companies, have been separately disclosed on the NEES consolidated balance sheets and income statements.

  NEP is also a 12 percent and 10 percent joint owner, respectively, of the Millstone 3 and Seabrook 1 nuclear generating units, each 1,150 megawatts
(MW). NEP's net investment in Millstone 3, included in "Net utility plant", is approximately $392 million. NEP's unamortized pre-1988 investment in Seabrook 1, is approximately $15 million and is shown separately on the consolidated balance sheets. It will be fully amortized in 1996, pursuant to a settlement agreement. NEP's net investment in Seabrook 1 since January 1, 1988, which is approximately $54 million, is included in "Utility plant" on the consolidated balance sheets. It is being depreciated over the term of Seabrook 1's operating license. NEP's share of expenses for these units is included in "Operating expenses".

  The accounts of NEES and its utility subsidiaries are maintained in accordance with the Uniform System of Accounts prescribed by regulatory bodies having jurisdiction. All significant intercompany transactions between consolidated subsidiaries have been eliminated.

  In preparing the financial statements, management is required to make estimates that affect the reported amounts of assets and liabilities and disclosures of asset recovery and contingent liabilities as of the date of the balance sheets and revenues and expenses for the period. These estimates may differ from actual amounts if future circumstances cause a change in the assumptions used to calculate these estimates.

3. Electric sales revenue

  Massachusetts Electric Company (Massachusetts Electric) and The
Narragansett Electric Company (Narragansett), pursuant to rate agreements that went into effect in 1993 and 1994, respectively, began accruing revenues for electricity delivered but not yet billed (unbilled revenues). Unbilled revenues at December 31, 1995, 1994, and 1993 were $66 million, $56 million, and $43 million, respectively, of which $18 million, $37 million, and $11 million were recognized in income in the respective years. Included in these income amounts are $8 million, $38 million, and $3 million, respectively, which represent amortization of the initial effect of recording unbilled revenues, in accordance with the retail rate agreements. Accrued revenues are also recorded in accordance with rate adjustment mechanisms.

4. Allowance for funds used during construction (AFDC)

  The utility subsidiaries capitalize AFDC as part of construction costs.
AFDC represents the composite interest and equity costs of capital funds used to finance that portion of construction costs not eligible for inclusion in rate base. In 1995, an average of $25 million of construction work in progress was included in rate base, all of which was attributable to the Manchester Street Station repowering project. AFDC is capitalized in "Utility plant" with offsetting non-cash credits to "Other income" and "Interest". This method is in accordance with an established rate-making practice under which a utility is permitted a return on, and the recovery of, prudently incurred capital costs through their ultimate inclusion in rate base and in the provision for depreciation. The composite AFDC rates were 7.3 percent, 7.6 percent, and 7.4 percent, in 1995, 1994, and 1993, respectively.

5. Depreciation and amortization

  The depreciation and amortization expense included in the statements of consolidated income is composed of the following:
Year ended December 31 (thousands of dollars)       1995             1994           1993
                                                  ------            -----          -----
Depreciation                                    $159,510         $136,746       $127,428
Nuclear decommissioning costs (Note D-4)           2,629            1,951          1,951
Amortization:
  Oil and gas properties (Note A-6)               68,708           79,232         90,399
  Investment in Seabrook 1 under
     rate settlement (Note A-2)                   23,073           65,061         58,437
  Oil Conservation Adjustment                      4,467           11,854         12,137
  Property losses                                  6,279            6,279          6,279

  Total depreciation and amortization expense   $264,666         $301,123       $296,631

  Depreciation is provided annually on a straight-line basis. The provision for depreciation as a percentage of weighted average depreciable property was
3.3 percent in 1995, 3.1 percent in 1994, and 3.0 percent in 1993. The Oil Conservation Adjustment was designed to recover expenditures for coal conversion facilities at NEP's Salem Harbor Station. These costs were fully amortized at December 31, 1995.

6. Oil and gas operations

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

  Losses from this program are passed on to NEP and, ultimately, to retail customers under an intercompany pricing policy (Pricing Policy) approved by the Securities and Exchange Commission (SEC). NEEI has incurred operating losses since 1986 due to low oil and gas prices, and expects to incur substantial additional losses in the future. Such losses were $44 million, $40 million, and $46 million in 1995, 1994, and 1993, respectively. NEP's ability to pass these losses on to its customers was favorably resolved in NEP's 1988 Federal Energy Regulatory Commission (FERC) rate settlement. This settlement covered all costs incurred by or resulting from commitments made by NEEI through March 1, 1988. Other subsequent costs incurred by NEEI are subject to normal regulatory review.

  NEEI follows the full cost method of accounting for its oil and gas operations, under which capitalized costs (including interest paid to banks) relating to wells and leases, determined to be either commercial or non-commercial, are amortized using the unit of production method. The Pricing Policy has allowed NEEI to capitalize all costs incurred in connection with fuel exploration activities of its rate-regulated program, including interest paid to banks, of which $10 million was capitalized in 1995 and 1994, and $9 million in 1993, respectively. In the absence of the Pricing Policy, the SEC's cost center "ceiling test" rule requires non-rate-regulated companies to write down capitalized costs to a level which approximates the present value of their proved oil and gas reserves. Based on NEEI's 1995 average oil and gas selling prices, application of the ceiling test would have resulted in a write-down of approximately $112 million after tax ($178 million before tax) at December 31, 1995.

7. Cash

  NEES and its subsidiaries classify short-term investments with a maturity of 90 days or less as cash.


Note B - Competitive conditions

  The electric utility business is being subjected to rapidly increasing competitive pressures and increasing demands for customer choice. Accordingly, in February 1996, Massachusetts Electric filed a plan, Choice: New England, with Massachusetts regulators, which would allow all customers of electric utilities in Massachusetts to choose their power supplier beginning in 1998. Under Choice: New England, pricing of generation would be deregulated while transmission and distribution rates would remain regulated, although subject to greater rewards and penalties based on performance. Choice: New England proposes that the cost of past commitments to serve customers be recovered through a wires access charge. Those past commitments, currently estimated at approximately $4 billion on a present value basis, include generating plant commitments, regulatory assets, power contracts, and nuclear costs independent of operation.

  Historically, electric utility rates have been based on a utility's costs. As a result, electric utilities are subject to certain accounting standards that are not applicable to other business enterprises in general. Financial Accounting Standards No. 71, Accounting for the Effects of Certain Types of Regulation (FAS 71), requires regulated entities, in appropriate circumstances, to establish regulatory assets and liabilities, and thereby defer the income statement impact of certain costs that are expected to be recovered in future rates. The effects of regulatory, legislative, or utility initiatives, such as proposed legislation in Rhode Island or Choice: New England, could, in the near future, cause all or a portion of the operations of its subsidiaries to cease meeting the criteria of FAS 71. In that event, the application of FAS 71 to such operations would be discontinued and a non-cash write-off of previously established regulatory assets and liabilities related to such operations would be required. In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (FAS 121). This standard clarifies when and how to recognize an impairment of long-lived assets. If competitive or regulatory change should cause a substantial revenue loss or lead to the permanent shutdown of any generating facilities, a substantial write-down of plant assets could be required pursuant to FAS 121. At December 31, 1995, NEES had consolidated net plant investments totaling approximately $3.9 billion, of which approximately $1.6 billion relates to its subsidiaries' generation business and approximately $2.3 billion relates to its subsidiaries' transmission and distribution businesses. In addition, FAS 121 requires that all regulatory assets, which must have a high probability of recovery to be initially established, must continue to meet that high probability standard to avoid being written off. However, if written off, a regulatory asset can be restored if it again has a high probability of recovery. FAS 121, which is effective for NEES and its subsidiaries in January 1996, is not expected to have a material adverse impact on the financial condition or results of operations upon adoption, based on the current regulatory environment in which NEES's subsidiaries operate. However, the impact in the future may change as competitive factors and potential restructuring influence the electric utility industry.

The components of regulatory assets are as follows:
At December 31 (thousands of dollars)                    1995       1994
                                                     --------   --------
Oil and gas properties:
     in excess of SEC "Ceiling Test" (see Note A-6)             $178,200            $190,100
                                                     --------   --------
Regulatory assets included in current assets
     and liabilities:
  Accrued NEEI losses (see Note A-6)                   43,731     39,794
  Rate adjustment mechanisms (see Note F)              (6,720)                       (14,334)
  Unamortized unbilled revenues (see Note A-3)                    (8,209)
                                                     --------   --------
                                                       37,011     17,251
                                                     --------   --------
Regulatory assets included in deferred charges:
  Accrued Yankee Atomic costs (see Note D-4)           67,566    122,452
  Unamortized losses on reacquired debt                54,583     56,249
  Deferred SFAS No. 106 costs (see Note E-2)           38,669     41,009
  Deferred SFAS No. 109 costs (see Note C)             74,083     74,423
  Purchased power contract termination costs           23,494     29,012
  Deferred gas pipeline charges (see Note D-2)         62,873     37,562
  Environmental response costs (see Note D-3)          19,276     13,167
  Deferred storm costs                                  8,259     10,822
  Unamortized property losses                          12,044      7,373
  Other                                                24,109      5,111
                                                     --------   --------
                                                      384,956    397,180
                                                     --------   --------
                                                     $600,167   $604,531

  Approximately $500 million of the regulatory assets in the table above relate to NEES subsidiaries' generation business and the remaining $100 million relate to NEES subsidiaries' transmission and distribution businesses. Approximately $350 to $400 million of the regulatory assets at December 31, 1995 listed above are expected to be recovered within the next five years. Additional deferred charges included in "Deferred charges and other assets" on the consolidated balance sheets, that do not represent regulatory assets, totaled $32,404,000 and $21,504,000 at December 31, 1995 and 1994,
respectively.

Note C - Income taxes

  Total income taxes in the statements of consolidated income are as follows:
Year ended December 31 (thousands of dollars)              1995          1994           1993
                                                -------          -------             -------
Income taxes charged to operations             $128,340         $128,257            $121,124
Income taxes charged to "Other income"              762              779               3,147
                                                -------          -------             -------
  Total income taxes                           $129,102         $129,036            $124,271

Total income taxes, as shown above, consist of the following components:

Year ended December 31 (thousands of dollars)              1995          1994           1993
                                               --------          -------             -------
Current income taxes                           $105,046         $ 87,295            $120,167
Deferred income taxes                            25,578           46,166               7,756
Investment tax credits, net                      (1,522)          (4,425)             (3,652)
                                               --------          -------             -------
  Total income taxes                           $129,102         $129,036            $124,271

  Total income taxes, as shown on previous page, consist of federal and state components as follows:
Year ended December 31 (thousands of dollars)              1995          1994           1993
                                                -------          -------             -------
Federal income taxes                           $103,503         $104,136            $ 98,529
State income taxes                               25,599           24,900              25,742
                                                -------          -------             -------
  Total income taxes                           $129,102         $129,036            $124,271

  Investment tax credits of subsidiaries are deferred and amortized over the estimated lives of the property giving rise to the credits. Although investment tax credits were generally eliminated by the Tax Reform Act of 1986, additional carryforward amounts continue to be recognized.

  With regulatory approval, the subsidiaries have adopted comprehensive interperiod tax allocation (normalization) for temporary book/tax differences.

  Total income taxes differ from the amounts computed by applying the federal statutory tax rates to income before taxes. The reasons for the differences are as follows:

Year ended December 31 (thousands of dollars)              1995          1994           1993
                                                -------          -------             -------
Computed tax at statutory rate                 $119,892         $118,006            $113,778
Increases (reductions) in tax resulting from:
  Reversal of deferred taxes recorded
     at a higher rate                            (3,306)          (4,230)             (5,099)
  Amortization of investment tax credits         (4,443)          (5,272)             (4,697)
  State income tax, net of federal income
     tax benefit                                 16,639           16,185              16,732
  All other differences                             320            4,347               3,557
                                                -------          -------             -------
     Total income taxes                        $129,102         $129,036            $124,271

  The following table identifies the major components of total deferred income taxes:

At December 31 (millions of dollars)               1995             1994
                                                  -----            -----
Deferred tax asset:
  Plant related                                 $   104          $   107
  Investment tax credits                             38               38
  All other                                         122              108
                                                  -----            -----
                                                    264              253
                                                  -----            -----
Deferred tax liability:
  Plant related                                    (788)            (777)
  Equity AFDC                                       (56)             (52)
  All other                                        (200)            (176)
                                                  -----            -----
                                                 (1,044)          (1,005)
                                                  -----            -----
     Net deferred tax liability                  $ (780)          $ (752)

  There were no valuation allowances for deferred tax assets deemed necessary.

  Federal income tax returns for NEES and its subsidiaries have been examined and reported on by the Internal Revenue Service (IRS) through 1991. The returns for 1992 and 1993 are currently under examination by the IRS.

Note D - Commitments and contingencies

1. Plant expenditures

  The NEES subsidiaries' utility plant expenditures are estimated to be $245 million in 1996. At December 31, 1995, substantial commitments had been made relative to future planned expenditures.

2. Natural gas pipeline capacity

  In connection with serving NEP's gas-burning electric generation facilities, NEP has entered into several contracts for natural gas pipeline capacity and gas supply. These agreements require minimum fixed payments that are currently estimated to be approximately $60 million to $65 million per year from 1996 to 2000. Remaining fixed payments from 2001 through 2014 total approximately $625 million.

  As part of a rate settlement, NEP was recovering 50 percent of the fixed pipeline capacity payments through its current fuel clause and deferring the recovery of the remaining 50 percent until the Manchester Street repowering project was completed. These deferrals ended in November 1995, at which time NEP had deferred payments of approximately $63 million which will be amortized over 25 years in accordance with rate settlements (see Note B).

  In connection with managing its fuel supply, NEP uses a portion of this pipeline capacity to sell natural gas. Proceeds from the sale of natural gas and pipeline capacity of $71 million, $55 million, and $21 million in 1995, 1994, and 1993, respectively, have been passed on to customers through NEP's fuel clause. These proceeds have been included in "Fuel for generation" in NEP's statements of income as an offset to the related fuel expense. Natural gas sales are expected to decrease as a result of the Manchester Street Station entering commercial operation in the second half of 1995.

3. Hazardous waste

  The Federal Comprehensive Environmental Response, Compensation and Liability Act, more commonly known as the "Superfund" law, imposes strict, joint and several liability, regardless of fault, for remediation of property contaminated with hazardous substances. A number of states, including Massachusetts, have enacted similar laws.

  The electric utility industry typically utilizes and/or generates a range of potentially hazardous products and by-products in its operations. NEES subsidiaries currently have an environmental audit program in place intended to enhance compliance with existing federal, state, and local requirements regarding the handling of potentially hazardous products and by-products.

  NEES and/or its subsidiaries have been named as potentially responsible parties (PRPs) by either the U.S. Environmental Protection Agency (EPA) or the Massachusetts Department of Environmental Protection for 22 sites at which hazardous waste is alleged to have been disposed. Private parties have also contacted or initiated legal proceedings against NEES and certain subsidiaries regarding hazardous waste cleanup. The most prevalent types of hazardous waste sites with which NEES and its subsidiaries have been associated are manufactured gas locations. (Until the early 1970s, NEES was a combined electric and gas holding company system.) NEES is aware of approximately 40 such locations (including eight of the 22 locations for which NEES companies are PRPs) mostly located in Massachusetts. NEES and its subsidiaries are currently aware of other sites, and may in the future become aware of additional sites, that they may be held responsible for remediating.

  NEES has been notified by the EPA that it is one of several PRPs for cleanup of the Pine Street Canal Superfund site in Burlington, Vermont, where coal tar and other materials were deposited. Between 1931 and 1951, NEES and its predecessor owned all of the common stock of Green Mountain Power Corporation (GMP). Prior to, during, and after that time, gas was manufactured at the Pine Street Canal site by GMP. In 1989, NEES was one of 14 parties required to pay the EPA's past response costs related to this site. NEES remains a PRP for ongoing and future response costs. In November 1992, the EPA proposed a cleanup plan estimated by the EPA to cost $50 million. In June 1993, the EPA withdrew this cleanup plan in response to public concern about the plan and its cost. The cost of any cleanup plan and NEES's share of such cost are uncertain at this time. NEES has been involved in settlement negotiations, which it expects to conclude in 1996, to determine NEES's apportioned share of these costs. NEES believes it has adequate reserves for this site.

  In 1993, the Massachusetts Department of Public Utilities approved a Massachusetts Electric rate agreement that allows for remediation costs of former manufactured gas sites and certain other hazardous waste sites located in Massachusetts to be met from a non-rate-recoverable, interest-bearing fund of $30 million established on Massachusetts Electric's books in 1993. Rate-recoverable contributions of $3 million, adjusted for inflation, are added to the fund annually in accordance with the agreement. Any shortfalls in the fund would be paid by Massachusetts Electric and be recovered through rates over seven years.

  Predicting the potential costs to investigate and remediate hazardous waste sites continues to be difficult. There are also significant uncertainties as to the portion, if any, of the investigation and remediation costs of any particular hazardous waste site that may ultimately be borne by NEES or its subsidiaries. Where appropriate, the NEES companies intend to seek recovery from their insurers and from other PRPs, but it is uncertain whether, and to what extent, such efforts will be successful. At December 31, 1995, NEES had total reserves for environmental response costs of $50 million and a related regulatory asset of $19 million. NEES believes that hazardous waste liabilities for all sites of which it is aware, and which are not covered by a rate agreement, are not material to its financial position.

4. Nuclear plant decommissioning and nuclear fuel disposal

  NEP is recovering its share of projected decommissioning costs for Millstone 3 and Seabrook 1 through depreciation expense. Projected decommissioning costs include estimated costs to decontaminate the units as required by the Nuclear Regulatory Commission (NRC), as well as costs to dismantle the non-contaminated portion of the units. NEP records decommissioning cost expense on its books consistent with its rate recovery. In addition, NEP is paying its portion of projected decommissioning costs for all of the Yankees through purchased power expense. Such costs reflect estimates of total decommissioning costs approved by the FERC.

  NEP has a 30 percent ownership interest in Yankee Atomic Electric Company (Yankee Atomic), which owns a 185 MW nuclear generating station in Rowe, Massachusetts. In 1992, the Yankee Atomic board of directors decided to permanently cease power operation of, and in time decommission, the facility. NEP has recorded an estimate of its total future payment obligations for post operating costs to Yankee Atomic as a liability and an offsetting regulatory asset of $68 million each at December 31, 1995, reflecting its expected future rate recovery of such costs (see Note B).

  Each of the operating nuclear units in which NEP has an ownership interest has established decommissioning trust funds or escrow funds into which payments are being made to meet the projected costs of decommissioning each plant. Listed below is information on each operating nuclear plant in which NEP has an ownership interest.

                             NEP's share of (millions of dollars)
                             ------------------------------------
                                          Estimated
                           OwnershipDecommissioning                  Fund             License
Unit                        Interest          Cost (in 1995 $) Balances**          Expiration
-----------------------------------------------------------------------------
Connecticut Yankee               15%             58                    27           2007
Maine Yankee***                  20%             71                    28           2008
Vermont Yankee                   20%             71                    27           2012
Millstone 3*                     12%             58                    14           2025
Seabrook 1*                      10%             43                     6           2026

*Fund balances are included in "Other investments" on the balance sheets and approximate market value.

**Certain additional amounts are anticipated to be available through tax deductions.

***A Maine statute provides that if both Maine Yankee and its decommissioning trust fund have insufficient assets to pay for the plant decommissioning, the owners of Maine Yankee are jointly and severally liable for the shortfall.

  There is no assurance that decommissioning costs actually incurred by the Yankees, Millstone 3, or Seabrook 1 will not substantially exceed these amounts. For example, decommissioning cost estimates assume the availability of permanent repositories for both low-level and high-level nuclear waste that do not currently exist. If any of the units were shut down prior to the end of their operating licenses, the funds collected for decommissioning to that point would be insufficient.

  The Nuclear Waste Policy Act of 1982 establishes that the federal government is responsible for the disposal of spent nuclear fuel. The federal government requires NEP to pay a fee based on its share of the net generation from Millstone 3 and Seabrook 1. NEP is recovering this fee through its fuel clause. Similar costs are incurred by Connecticut Yankee, Maine Yankee, and Vermont Yankee. These costs are billed to NEP and also recovered from customers through NEP's fuel clause.

5. Nuclear insurance

  The Price-Anderson Act limits the amount of liability claims that would have to be paid in the event of a single incident at a nuclear plant to $8.9 billion (based upon 110 licensed reactors). The maximum amount of commercially available insurance coverage to pay such claims is $200 million. The remaining $8.7 billion would be provided by an assessment of up to $79.3 million per incident levied on each of the participating nuclear units in the United States, subject to a maximum assessment of $10 million per incident per nuclear unit in any year. The maximum assessment, which was most recently adjusted in 1993, is adjusted for inflation at least every five years. NEP's current interest in the Yankees (excluding Yankee Atomic), Millstone 3, and Seabrook 1 would subject NEP to a $58 million maximum assessment per incident. NEP's payment of any such assessment would be limited to a maximum of $7.3 million per incident per year. As a result of the permanent cessation of power operation of the Yankee Atomic plant, Yankee Atomic has received from the NRC a partial exemption from obligations under the Price-Anderson Act. However, Yankee Atomic must continue to maintain $100 million of commercially available nuclear insurance coverage.

  Each of the nuclear units in which NEP has an ownership interest also carries nuclear property insurance to cover the costs of property damage, decontamination or premature decommissioning, and workers' claims resulting from a nuclear incident. These policies may require additional premium assessments if losses relating to nuclear incidents at units covered by this insurance occurring in a prior six year period exceed the accumulated funds available. NEP's maximum potential exposure for these assessments, either directly, or indirectly through purchased power payments to the Yankees, is approximately $18 million per year.

6. Long-term contracts for the purchase of electricity

  NEP purchases a portion of its electricity requirements pursuant to long-term contracts that expire in various years from 1996 to 2029, with owners of various generating units.

  Certain of these contracts require NEP to make minimum fixed payments, even when the supplier is unable to deliver power, to cover NEP's proportionate share of the capital and fixed operating costs of these generating units. The fixed portion of payments under these contracts totaled $215 million in 1995, $190 million in 1994, and $220 million in 1993. These contracts have minimum fixed payment requirements of $190 million in 1996, $185 million in 1997, $190 million in 1998, $180 million in 1999 and 2000, and approximately $1.8 billion thereafter. Approximately 97 percent of the payments under these contracts are to the Yankees (excluding Yankee Atomic-see Note D-4) and OSP, entities in which NEES subsidiaries hold ownership interests.

  NEP's other contracts, principally with non-utility generators, require NEP to make payments only if power supply capacity and energy are deliverable from such suppliers. NEP's payments under these contracts amounted to $245 million in 1995, and $210 million in 1994 and 1993, respectively.

7. Purchased power contract dispute

  In October 1994, NEP was sued by Milford Power Limited Partnership (MPLP), a venture of Enron Corporation and Jones Capital that owns a 149 MW gas-fired power plant in Milford, Massachusetts. NEP purchases 56 percent of the power output of the facility under a long-term contract with MPLP. The suit alleges that NEP has engaged in a scheme to cause MPLP and its power plant to fail and has prevented MPLP from finding a long-term buyer for the remainder of the facility's output. The complaint includes allegations that NEP has violated the Federal Racketeer Influenced and Corrupt Organizations Act, engaged in unfair or deceptive acts in trade or commerce, and breached contracts. MPLP also asserts that NEP deliberately misled regulatory bodies concerning the Manchester Street Station repowering project. MPLP seeks compensatory damages in an unspecified amount, as well as treble damages. NEP believes that the allegations of wrongdoing are without merit. NEP has filed counterclaims and crossclaims against MPLP, Enron Corporation, and Jones Capital, seeking monetary damages and termination of the purchased power contract.

  MPLP also intervened in NEP's current rate filing before the FERC, making similar allegations to those asserted in MPLP's lawsuit. Hearings on this claim concluded in October 1995. An Administrative Law Judge initial decision is expected by mid-1996.

Note E - Employee benefits

1. Pension plans

  The NEES companies' retirement plans are noncontributory defined-benefit plans covering substantially all employees. The plans provide pension benefits based on the employee's compensation during the five years prior to retirement. The NEES companies' funding policy is to contribute each year the net periodic pension cost for that year. However, the contribution for any year will not be less than the minimum contribution required by federal law or greater than the maximum tax deductible amount.

  Net pension cost for 1995, 1994, and 1993 included the following components:
Year ended December 31 (thousands of dollars)        1995            1994           1993
                                                  -------         -------        -------
Service cost-benefits earned during the period   $ 14,167         $13,715        $11,160
Plus (less):
  Interest cost on projected benefit obligation             54,821                49,067              49,346
  Return on plan assets at expected
     long-term rate                               (49,691)        (47,281)       (45,032)
  Amortization                                      5,589           5,781          1,364
                                                  -------         -------        -------
     Net pension cost                            $ 24,886         $21,282        $16,838
                                                  -------         -------        -------
     Actual return on plan assets                $130,979         $ 4,384        $69,208

Year ended December 31
(thousands of dollars)                      1996              1995             1994           1993
                                           -----             -----            -----          -----
Assumptions used to determine
     pension cost:
  Discount rate                            7.25%             8.25%            7.25%          8.25%
  Average rate of increase in future
     compensation levels                   4.13%             4.63%            4.35%          5.35%
  Expected long-term rate of return
     on assets                             8.50%             8.75%            8.75%          8.75%

  Service cost for 1993 does not reflect $28 million of costs incurred in connection with an early retirement and special severance program offered by the NEES subsidiaries in that year. The increase in 1995 costs reflects additional amounts recorded in the fourth quarter related to certain supplemental benefit changes.

The following table sets forth the plans' funded status at December 31 (millions of dollars):

                         -----------------------------------------------------------
                                             Retirement Plans
                         -----------------------------------------------------------
                                       1995                       1994
                         -----------------------------------------------------------
                              Union Non-UnionSupple-    Union Non-UnionSupple-
                           Employee  Employee mental Employee  Employee mental
                              Plans     Plans  Plans    Plans     Plans  Plans
Benefits earned
Actuarial present value
      of accumulated benefit
      liability:
   Vested                      $293      $343    $60     $251      $308    $38
   Non-vested                     8        10      -        8         9      -
                                ---       ---    ---      ---       ---    ---
      Total                    $301      $353    $60     $259      $317    $38


                         -----------------------------------------------------------
                                             Retirement Plans
                         -----------------------------------------------------------
                                       1995              1994
                         -----------------------------------------------------------
                              Union        Non-Union  Supple-    UnionNon-Union       Supple-
                           EmployeeEmployee   mental Employee Employee  mental
                              Plans   Plans    Plans    Plans    Plans   Plans
Reconciliation of funded
 status
Actuarial present value
 of projected benefit
 liability                     $346    $402      $73     $303     $355     $44
Unrecognized prior service
 costs                           (7)     (4)     (16)      (8)      (4)     (5)
Unrecognized transition
 liability                        -      (1)      (4)       -       (1)     (5)
Unrecognized net gain (loss)             (1)     (23)      (7)     (13)    (33)        2
Additional minimum liability
 recognized                       -       -       14        -        -       5
                                ---     ---      ---      ---      ---     ---
                                338     374       60      282      317      41
                                ---     ---      ---      ---      ---     ---
Pension fund assets at
 fair value                     349     392        -      293      323       -
Unrecognized transition asset           (11)       -        -      (13)      -
                                ---     ---      ---      ---      ---     ---
                                338     392        -      280      323       -
Accrued pension/(prepaid)
 payments recorded on books    $  -    $(18)     $60      $ 2    $  (6)    $41


 The plans' funded status at December 31, 1995 and 1994 were calculated using the assumed rates from 1996 and 1995, respectively, and the 1983 Group Annuity Mortality table.

 Plan assets are composed primarily of corporate equity, guaranteed investment contracts, debt securities, and cash equivalents.

2. Postretirement benefit plans other than pensions (PBOPs)

     The NEES subsidiaries provide health care and life insurance coverage to eligible retired employees. Eligibility is based on certain age and length of service requirements and in some cases retirees must contribute to the cost of their coverage.

     The total cost of PBOPs for 1995, 1994, and 1993 included the following components:

Year ended December 31 (thousands of dollars)       1995      1994      1993
                                                 -------   -------   -------
Service cost-benefits earned during the period   $ 7,137   $ 8,575   $ 8,160
Plus (less):
  Interest cost on accumulated benefit obligation 29,377    27,813    30,457
  Return on plan assets at expected long-term rate(9,742)   (7,821)   (5,089)
  Amortization                                    16,204    18,273    18,418
                                                 -------   -------   -------
     Net postretirement benefit cost             $42,976   $46,840   $51,946
                                                 -------   -------   -------
     Actual return on plan assets                $29,054   $   185   $ 5,249

                                              1996    1995     1994     1993
                                            ------  ------   ------   ------
Assumptions used to determine
     postretirement benefit cost:
  Discount rate                              7.25%   8.25%    7.25%    8.25%
  Expected long-term rate of return on assets        8.25%    8.50%    8.50%     8.50%
  Health care cost rate-1994 and 1993                        11.00%   12.00%
  Health care cost rate-1995 to 1999         8.00%   8.50%    8.50%    9.50%
  Health care cost rate-2000 to 2004         6.25%   8.50%    8.50%    9.50%
  Health care cost rate-2005 and beyond      5.25%   6.25%    6.25%    7.25%

  The following table sets forth benefits earned and the plans' funded status:

At December 31 (millions of dollars)                    1995        1994
                                                      ------      ------
Accumulated postretirement benefit obligation:
  Retirees                                              $230        $226
  Fully eligible active plan participants                 23          42
  Other active plan participants                         121          95
                                                      ------      ------
     Total benefits earned                               374         363
Unrecognized prior service costs                          (1)          -
Unrecognized transition obligation                      (313)       (331)
Net gain not yet recognized                               71          43
                                                      ------      ------
                                                         131          75
                                                      ------      ------
Plan assets at fair value                                160         109
Prepaid postretirement benefit costs
  recorded on books                                     $ 29        $ 34

  The plans' funded status at December 31, 1995 and 1994 were calculated using the assumed rates in effect for 1996 and 1995, respectively.

  The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed rates by 1 percent in each year would increase the accumulated postretirement benefit obligation as of December 31, 1995 by approximately $45 million and the net periodic cost for the year 1995 by approximately $6 million.

  The NEES subsidiaries fund the annual tax deductible contributions. Plan assets are invested in equity and debt securities and cash equivalents.


Note F - Short-term borrowings and other current liabilities

  At December 31, 1995, NEES and its consolidated subsidiaries had lines of credit and standby bond purchase facilities with banks totaling $683 million. These lines and facilities were used at December 31, 1995 for liquidity support for $203 million of commercial paper borrowings and $342 million of NEP mortgage bonds in tax-exempt commercial paper mode (see Note G). Fees are paid on the lines and facilities in lieu of compensating balances. The weighted average rate on outstanding short-term borrowings was 5.92 percent at December 31, 1995. The fair value of the NEES subsidiaries' short-term debt equals carrying value.

  The components of other current liabilities are as follows:

At December 31 (thousands of dollars)                   1995        1994
                                                      ------      ------
Accrued wages and benefits                           $30,222     $26,035
Deferred unbilled revenues                                         8,209
Rate adjustment mechanisms                            19,772      31,311
Customer deposits                                     10,993      10,951
Other                                                             12,117             16,745
                                                      ------      ------
                                                     $73,104     $93,251

Note G - Long-term debt

  Substantially all the properties of NEP, Massachusetts Electric, and Narragansett are subject to the lien of mortgage indentures under which mortgage bonds have been issued.

  The aggregate payments to retire maturing long-term debt are as follows:
(thousands of dollars)                   1996           1997           1998            1999           2000
                                      -------        -------        -------         -------        -------
Maturing long-term debt               $10,000        $65,500       $ 75,000         $33,000       $ 91,000
Mandatory prepayments:
  Hydro-Transmission Companies         11,520         11,520         11,520          11,520         11,520
  Granite State Electric Company        1,000
  NEEI                                                17,000         30,000          30,000         30,000
  NERC                                  1,440          1,920          1,920           2,280          2,280
                                      -------        -------        -------         -------        -------
    Total                             $23,960        $95,940       $118,440         $76,800       $134,800

  The terms of $342 million of variable rate pollution control revenue bonds collateralized by NEP mortgage bonds at December 31, 1995 require NEP to reacquire the bonds under certain limited circumstances. At December 31, 1995, interest rates on NEP's variable rate bonds ranged from 3.35 percent to 6.00 percent. Also, at December 31, 1995, interest rates on NEEI's debt ranged from
5.92 percent to 6.17 percent. NEP has issued $40 million of long-term debt to date in 1996. This debt represents variable rate pollution control revenue bonds collateralized by NEP mortgage bonds which require NEP to reacquire the bonds under certain limited circumstances. NEP used the proceeds to refinance $10 million of variable rate debt in early 1996. The remaining proceeds will be used to refinance $30 million of fixed rate debt later in 1996. Narragansett has also refinanced $2 million of long-term debt to date in 1996 at 7.24 percent.

  At December 31, 1995, the NEES subsidiaries' long-term debt had a carrying value of approximately $1,699,000,000 and a fair value of approximately $1,800,000,000. The fair value of debt that reprices frequently at market rates approximates carrying value. The fair market value of the NEES subsidiaries' long-term debt was estimated based on the quoted prices for similar issues or on the current rates offered to the NEES companies for debt of the same remaining maturity.

Note H - Selected quarterly financial information (unaudited)
                                                                 1995 Quarter Ended
(In thousands, except                                            ------------------
per share amounts)                    Mar. 31             June 30        Sept. 30            Dec. 31*
                                     --------            --------        --------            --------
Operating revenue                    $558,316            $533,547        $599,126            $580,723
Operating income                     $ 73,385            $ 59,881        $102,321            $ 87,841
Net income                           $ 47,662            $ 33,531        $ 73,820            $ 49,744
Net income per average share         $    .73            $    .52        $   1.14            $    .76


                                                                                   1994 Quarter Ended
(In thousands, except                                                              ------------------
per share amounts)                    Mar. 31             June 30        Sept. 30             Dec. 31
                                     --------            --------        --------            --------
Operating revenue                    $576,906            $517,078        $591,633            $557,412
Operating income                     $ 91,862            $ 57,716        $ 84,354            $ 62,564
Net income                           $ 69,273            $ 33,584        $ 58,851            $ 37,718
Net income per average share         $   1.07            $    .51        $    .91            $    .58

*See Note E

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



/s/ John W. Rowe                   /s/Alfred D. Houston

John W. Rowe                       Alfred D. Houston
President and                      Executive Vice President
Chief Executive Officer            and Chief Financial Officer


REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of New England Electric System:

  We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of New England Electric System and subsidiaries (the Company) as of December 31, 1995 and 1994 and the related consolidated statements of income, retained earnings and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

Boston, Massachusetts              /s/COOPERS & LYBRAND L.L.P.
March 1, 1996

SHAREHOLDER INFORMATION

  For shareholder information and assistance, write to or call Shareholder Services at:

New England Electric System        Toll-free number: 1-800-466-7215
Shareholder Services               Local number: (508) 389-4900
P.O. Box 770                       Fax: (508) 836-0276
Westborough, MA 01581              E-mail: shrser@neesnet.com

Dividend reinvestment plan

  Shareholders of New England Electric System common shares who hold their shares in registered form are eligible to participate in the Dividend Reinvestment and Common Share Purchase Plan. The Plan provides participants the opportunity to reinvest their dividends and send in optional cash payments to purchase additional common shares, which, at the discretion of the Company, will be newly issued shares or shares purchased in the open market, without payment of any brokerage commission or service charges. For more information on the Plan, please contact the Shareholder Services office on our toll-free number listed above.

Direct deposit of dividends

  Shareholders who hold New England Electric System common shares in their own name may request to have their dividends directly deposited into their checking or savings account. This service is provided without fees. If you participate in Direct Deposit you will receive a credit advice for your records. To sign up for this service, please call Shareholder Services on our toll-free number listed above to request an authorization form.

Change of address

  Please contact Shareholder Services on our toll-free number to let us know if your address changes.

Form 10-K

  Copies of the Annual Report on Form 10-K to the Securities and Exchange Commission for 1995 are available upon request at no charge.

Annual meeting

  The annual meeting of New England Electric System will be held at the Great Hall, located at Faneuil Hall in Boston, Massachusetts on April 23, 1996 at 10:30 a.m.

Stock exchange listings

  New England Electric System common stock is listed on the New York Stock Exchange and the Boston Stock Exchange under the symbol NES.

Transfer agent

Certificates for transfer should be mailed    Boston EquiServe
to our transfer agent Boston EquiServe   P.O. Box 644
(a Bank of Boston joint venture) at:     Boston, MA 02102
                                         Phone: (617) 575-3120


New England Electric System common shares

                                    1995                        1994
                       ------------------------------------------------------------
                            Price range              Price range
                        ------------------  Dividend                     ------------------         Dividend
                               High     Low declared     High      Lowdeclared
                            ------- ------- --------  -------  ---------------

First quarter               $34.250 $30.625    $.575  $39.000  $35.125   $.560
Second quarter              $35.250 $29.625    $.590  $37.625  $31.500   $.575
Third quarter               $37.250 $32.875    $.590  $34.000  $28.875   $.575
Fourth quarter              $40.000 $37.000    $.590  $32.875  $29.500   $.575


The total number of shareholders at December 31, 1995 was 51,097.

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

NEES OFFICERS AND RETAIL SUBSIDIARY PRESIDENTS

[PHOTO OF JOHN W. ROWE APPEARS HERE]
John W. Rowe
President &
Chief Executive Officer

[PHOTO OF ALFRED D. HOUSTON APPEARS HERE]
Alfred D. Houston
Executive Vice President
& Chief Financial Officer

[PHOTO OF FREDERIC E. GREENMAN APPEARS HERE]
Frederic E. Greenman
Senior Vice President,
General Counsel & Secretary (retired 12/31/95)

[PHOTO OF CHERYL A LAFLEUR APPEARS HERE]
Cheryl A. LaFleur
Vice President,
General Counsel & Secretary
(effective 12/31/95)

[PHOTO OF JOHN W. NEWSHAM APPEARS HERE]
John W. Newsham
Vice President
(retired 12/31/95)

[PHOTO OF RICHARD P. SERGEL APPEARS HERE]
Richard P. Sergel
Vice President

[PHOTO OF JEFFREY D. TRANEN APPEARS HERE]
Jeffrey D. Tranen
Vice President

[PHOTO OF MICHAEL E. JESANIS APPEARS HERE]
Michael E. Jesanis
Treasurer

[PHOTO OF JOHN H. DICKSON APPEARS HERE]
John H. Dickson
President,
Massachusetts Electric

[PHOTO OF ROBERT L. MCCABE APPEARS HERE]
Robert L. McCabe
President,
Narragansett Electric

[PHOTO OF LYDIA M. PASTUSZEK APPEARS HERE]
Lydia M. Pastuszek
President,
Granite State Electric

NEES DIRECTORS

[PHOTO OF JOAN T. BOK APPEARS HERE]
Joan T. Bok

[PHOTO OF PAUL L. JOSKOW APPEARS HERE]
Paul L. Joskow

[PHOTO OF JOHN M. KUCHARSKI APPEARS HERE]
John M. Kucharski

[PHOTO OF JOSHUA A. MCCLURE APPEARS HERE]
Joshua A. McClure

[PHOTO OF JOHN W. ROWE APPEARS HERE]
John W. Rowe

[PHOTO OF GEORGE M. SAGE APPEARS HERE]
George M. Sage

[PHOTO OF CHARLES E. SOULE APPEARS HERE]
Charles E. Soule

[PHOTO OF ANNE WEXLER APPEARS HERE]
Anne Wexler

[PHOTO OF JAMES Q. WILSON APPEARS HERE]
James Q. Wilson

[PHOTO OF JAMES R. WINOKER APPEARS HERE]
James R. Winoker


Edward H. Ladd not available for photo.

NEES DIRECTORS
As of December 31, 1995

Joan T. Bok
Chairman of the Board,
New England Electric System,
Westborough, Massachusetts

Corporate Responsibility Committee
Executive Committee

Paul L. Joskow
Professor of Economics and Management,
Massachusetts Institute of Technology,
Cambridge, Massachusetts

Audit Committee

John M. Kucharski
Chairman, President, and Chief Executive Officer,
EG&G, Inc.,
Wellesley, Massachusetts

Compensation Committee

Edward H. Ladd
Chairman,
Standish, Ayer & Wood, Inc., Investment counselors,
Boston, Massachusetts

Executive Committee

Joshua A. McClure
Former President,
American Custom
Kitchens, Inc.,
Providence, Rhode Island

Corporate Responsibility Committee

John W. Rowe
President and Chief Executive Officer,
New England Electric System,
Westborough, Massachusetts

Corporate Responsibility Committee
Executive Committee

George M. Sage
President and Treasurer,
Bonanza Bus Lines, Inc.,
Providence, Rhode Island

Compensation Committee
Executive Committee

Charles E. Soule
President and Chief Executive Officer,
Paul Revere Insurance Group,
Worcester, Massachusetts

Audit Committee

Anne Wexler
Chairman,
The Wexler Group, Management consultants,
Washington, D. C.

Corporate Responsibility Committee
Executive Committee

James Q. Wilson
Professor of Management,
University of California at Los Angeles

Corporate Responsibility Committee

James R. Winoker
Chief Executive Officer,
Belvoir Properties, Inc.,
Providence, Rhode Island

Audit Committee
Compensation Committee

NEES OFFICERS
As of December 31, 1995

John W. Rowe
President and
Chief Executive Officer

Alfred D. Houston
Executive Vice President and Chief Financial Officer

Frederic E. Greenman*
Senior Vice President,
General Counsel, and Secretary

John W. Newsham*
Vice President

Richard P. Sergel
Vice President

Jeffrey D. Tranen
Vice President

Michael E. Jesanis
Treasurer

Cheryl A. LaFleur**
Vice President, General Counsel, and Secretary

*Retired December 31, 1995
**Elected effective December 31, 1995

NEES SUBSIDIARIES
As of December 31, 1995

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





[LOGO] Printed on recycled paper