Form 10-K405/A, Exhibit 13
period 1995-12-31
NEW ENGLAND ELECTRIC SYSTEM; MASSACHUSETTS ELECTRIC CO; NARRAGANSETT ELECTRIC CO; NEW ENGLAND POWER CO
filed 1996-04-02
CIK 71297, 63073, 69659, 71337

Annual Report 1995
New England Power Company

A Subsidiary of
New England Electric System












                                        [LOGO] New England Power
                                        A NEES Company

New England Power Company
25 Research Drive
Westborough, Massachusetts 01582

Directors
(As of December 31, 1995)

Joan T. Bok
Chairman of the Board of New England Electric System

Frederic E. Greenman*
Vice President, General Counsel, and Assistant Clerk of the Company and Senior Vice President, General Counsel, and Secretary of New England Electric System

Alfred D. Houston
Executive Vice President and Chief Financial Officer of New England Electric System

Cheryl A. LaFleur**
Vice President and General Counsel of the Company and Vice President, General Counsel, and Secretary of New England Electric System

John W. Newsham*
Executive Vice President of the Company and Vice President of New England Electric System

John W. Rowe
Chairman of the Company and President and Chief Executive Officer of New England Electric System

Jeffrey D. Tranen
President of the Company and Vice President of New England Electric System

Officers
(As of December 31, 1995)

John W. Rowe
Chairman of the Company and President and Chief Executive Officer of New England Electric System

Jeffrey D. Tranen
President of the Company and Vice President of New England Electric System

John W. Newsham*
Executive Vice President of the Company and Vice President of New England Electric System

Frederic E. Greenman*
Vice President, General Counsel, and Assistant Clerk of the Company and Senior Vice President, General Counsel, and Secretary of New England Electric System

Cheryl A. LaFleur**
Vice President and General Counsel of the Company and Vice President, General Counsel, and Secretary of New England Electric System

Andrew H. Aitken
Vice President

Lawrence E. Bailey
Vice President

Jeffrey A. Donahue
Vice President

John F. Malley
Vice President

Arnold H. Turner
Vice President

Jeffrey W. VanSant
Vice President

Michael E. Jesanis
Treasurer of the Company and of New England Electric System

Robert King Wulff
Clerk of the Company and of certain affiliates

John G. Cochrane
Assistant Treasurer of the Company and of certain affiliates and Vice President of an affiliate

Kirk L. Ramsauer
Assistant Clerk of the Company and of an affiliate

Howard W. McDowell
Controller of the Company and of certain affiliates

* retired December 31, 1995
** elected effective December 31, 1995

Transfer Agent and Dividend Paying Agent of Preferred Stock
Bank of Boston, Boston, Massachusetts

Registrar of Preferred Stock
State Street Bank and Trust Company, Boston, Massachusetts

This report is not to be considered an offer to sell or buy or solicitation of an offer to sell or buy any security.

New England Power Company

  New England Power Company, a wholly-owned subsidiary of New England
Electric System, is a Massachusetts corporation and is qualified to do business in Massachusetts, New Hampshire, Rhode Island, Connecticut, Maine, and Vermont. The Company is subject, for certain purposes, to the jurisdiction of the regulatory commissions of these six states, the Securities and Exchange Commission and the Federal Energy Regulatory Commission. The Company's business is principally that of generating, purchasing, transmitting, and selling electric energy in wholesale quantities to other electric utilities, principally its affiliates Granite State Electric Company, Massachusetts Electric Company, and The Narragansett Electric Company. In 1995, 95 percent of the Company's revenue from the sale of electricity was derived from sales to affiliated companies and 5 percent from sales to municipal and other utilities. There are a number of proposals that would increase competition in the electric utility industry and result in customers having a choice of power suppliers (see "Financial Review").

  The Company, through its own generating units, entitlements and purchase power contracts, has a total capability of 5,704 megawatts. In 1995, the Company's energy mix was 38 percent coal, 22 percent gas, 14 percent nuclear, 10 percent hydro, 10 percent oil, and 6 percent renewable non-utility generation.

  The Company is a member of the New England Power Pool, which coordinates the planning and operation of the generation and transmission facilities in New England, and the region-wide central dispatch of generation.

Report of Independent Accountants

New England Power Company, Westborough, Massachusetts:

  We have audited the accompanying balance sheets of New England Power
Company (the Company), a wholly-owned subsidiary of New England Electric System, as of December 31, 1995 and 1994 and the related statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

Boston, Massachusetts                        COOPERS & LYBRAND L.L.P.
March 1, 1996

New England Power Company
Financial Review

Overview

  Net income increased by $2 million in 1995 compared with 1994. This increase reflects higher sales, lower depreciation and amortization expense and lower maintenance expense. Partially offsetting these increases to 1995 earnings were increased purchased power costs excluding fuel, increased costs related to postretirement benefits other than pensions (PBOPs), increased reimbursements to affiliates for service extension discounts (SEDs) to customers and generation and transmission costs incurred for the benefit of the Company. In addition, interest costs also increased in 1995.

  Net income increased by $8 million in 1994 reflecting decreased purchased power charges excluding fuel, lower interest expense and increased allowance for funds used during construction. In addition, earnings in 1993 were reduced by a one-time after-tax charge of $6 million ($10 million before-tax) associated with an early retirement program. Partially offsetting these increases to 1994 earnings were increased operation and maintenance expenses and the reimbursement of certain power plant dismantlement costs through revenue credits to The Narragansett Electric Company (Narragansett), an affiliate.

Competitive Conditions

  The electric utility business is being subjected to rapidly increasing competitive pressures, stemming from a combination of trends, including the presence of surplus generating capacity, a disparity in electric rates among regions of the country, improvements in generation efficiency, increasing demand for customer choice, and new regulations and legislation intended to foster competition. To date, this competition has been most prominent in the bulk power market, in which non-utility generators have significantly increased their market share. Electric utilities have had exclusive franchises for the retail sale of electricity in specified service territories. As a result, competition in the retail market has been limited to (i) competition with alternative fuel suppliers, primarily for heating and cooling, (ii) competition with customer-owned generation, and (iii) direct competition among electric utilities to attract major new facilities to their service territories. These competitive pressures have led the New England Electric System (NEES) companies and other utilities to offer, from time to time, special discounts or service packages to certain large customers.

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

  The Company derives approximately 72 percent, 20 percent, and 3 percent of its electric sales revenues from sales to Massachusetts Electric Company (Massachusetts Electric), Narragansett, and Granite State Electric Company, respectively. These affiliated companies purchase electricity under wholesale all-requirements contracts with the Company and resell it to their customers. Legislative or utility initiatives, such as Choice: New England, could ultimately result in changes in the relationship between the Company and its all-requirements customers.

Choice: New England

  In October 1995, the NEES companies announced a plan to allow all customers of electric utilities in Massachusetts, Rhode Island, and New Hampshire to choose their power supplier beginning in 1998. The plan, Choice: New England, was developed in response to 1995 decisions by the Massachusetts Department of Public Utilities (MDPU) and the Rhode Island Public Utilities Commission (RIPUC) that approved a set of principles for industry restructuring. These principles include allowing utilities the opportunity to recover stranded costs. Choice: New England was formally filed by Massachusetts Electric with the MDPU in February 1996. Narragansett plans to file a similar version of
Choice: New England with the RIPUC in April 1996 to comply with a RIPUC order to file restructuring plans.

  Under Choice: New England, the pricing of generation would be deregulated. However, customers would have the right to receive service under a "standard offer" from the incumbent utility or its affiliate, the pricing of which would be approved in advance by legislators or regulators. Customers electing the standard offer would be eligible to choose an alternative power supplier at any time, but would not be allowed to return to the standard offer. Under
Choice: New England, transmission and distribution rates would remain regulated. As described in the "Rate Activity" section, the Company has recently filed a proposed tariff rate with the Federal Energy Regulatory Commission (FERC) whereby its transmission facilities would be operated by another NEES subsidiary pursuant to a support agreement.

  Under Choice: New England, the Company's wholesale contract with its affiliates would be terminated. In return, Choice: New England proposes that the cost of the Company's past generation commitments be recovered through a wires access or transition charge. Those commitments, which are currently estimated at approximately $4 billion on a present value basis, primarily consist of (i) generating plant commitments, (ii) regulatory assets, (iii) purchased power contracts, and (iv) the operating cost of nuclear plants which cannot be mitigated by shutting down the plants (otherwise referred to as "nuclear costs independent of operation"). Sunk costs associated with utility generating plants, such as past capital investments, and regulatory assets would be recovered over ten years. The return on equity related to the unrecovered capital investments and regulatory assets would be reduced to one percentage point over the rate on long-term "BBB" rated utility bonds. Purchased power contract costs and nuclear costs independent of operation would be recovered as incurred over the life of those obligations, a period expected to extend beyond ten years. The access charge would be set at three cents per kilowatt-hour (kWh) for the first three years. Thereafter, the access charge would vary, but is expected to decline. The provisions of
Choice: New England, including the proposed access charge, are subject to state approval and FERC approval.

  In March 1996, Massachusetts Electric filed a request with the MDPU to allow the implementation of two pilot programs to test the plan. The first would allow certain high technology customers in Massachusetts representing 1 percent of the NEES companies' retail sales to have direct access to alternative power suppliers beginning in July 1996. The second would allow residential and small business customers in Massachusetts representing 0.5 percent of the NEES companies' retail sales to have direct access beginning September 1, 1996.

  Three other utilities and the Massachusetts Division of Energy Resources
(DOER) also filed plans with the MDPU in February 1996. The DOER's plan also calls for direct access for all customers beginning in 1998 with a pilot program beginning in 1997. The DOER plan, however, proposes that, in exchange for stranded cost recovery, utilities divest their generating assets, either through sale or spinoff. The NEES companies do not support the DOER mandatory divestiture proposal. The MDPU is expected to issue regulations on industry restructuring in September 1996 and to issue orders on the individual utility plans in 1997.

Rhode Island Legislation

  In February 1996, the Speaker and Majority Leader of the House of Representatives of the Rhode Island Legislature announced the filing of legislation which would allow electric consumers in Rhode Island to choose their power supplier. Under the proposed legislation, large manufacturing customers and new large non-manufacturing customers would gain access to alternative power suppliers over a two-year period beginning in 1998. These customers represent approximately 14 percent of Narragansett's retail kWh sales. The balance of Rhode Island customers would gain access over a two-year period beginning in the year 2000, or earlier if consumers of 50 percent of the electricity in New England gain similar rights to choose their power supplier. The NEES companies have announced their support for the proposed legislation.

  A key provision of the legislation authorizes utilities to recover the cost of past generation commitments through a transition access charge on utility distribution wires. The legislation divides those past commitments in the same manner as Choice: New England. The legislation proposes a 12-year recovery period for utility generation commitments and regulatory assets. Consideration by the Rhode Island Legislature of the proposed legislation is expected to be completed by the summer of 1996.

  Previously, in 1995, the Rhode Island Legislature passed legislation that would have allowed certain industrial customers to buy power from alternative suppliers, rather than through the local electric utility. Narragansett urged the Governor of Rhode Island to veto the legislation because Narragansett believed it would result in piecemeal deregulation that would not be fair to customers or shareholders. The Governor vetoed the proposed legislation, in part because of commitments by Narragansett to provide a two-year rate discount to manufacturing customers and to submit a specific and detailed proposal to the RIPUC addressing the issues associated with providing large customers with access to Narragansett's distribution system for the purpose of choosing an alternative power supplier.

Other Legislative and Regulatory Initiatives

  In February 1996, the New Hampshire House of Representatives passed a bill requiring utilities in that state to file plans by June 1996 with the New Hampshire Public Utilities Commission (NHPUC) to provide customers with access to alternative suppliers. The bill allows the NHPUC significant discretion in determining the appropriate level of stranded cost recovery. The bill would authorize the NHPUC to impose a plan on utilities if none is filed and approved by July 1997. The bill is pending in the state Senate.

  In January 1996, Granite State reached an agreement with the NHPUC staff to conduct a retail access pilot for 3 percent of Granite State's customers. If approved by the NHPUC and the FERC, participating customers in the pilot will pay access charges that are on average over 90 percent of the charges proposed under Choice: New England. The agreement was reached in response to 1995 legislation which directed the NHPUC to establish a pilot program for the state's utilities. The agreement includes more favorable terms regarding stranded cost recovery than preliminary pilot guidelines issued by the NHPUC. In February 1996, the NHPUC indicated that further review of certain assumptions made in the agreement was necessary. The Commission also expanded the pilot to include new large commercial and industrial customers. Separately, in June 1995, the NHPUC issued a decision stating that franchise territories in New Hampshire are not exclusive as a matter of law. That decision is under appeal.

  In February 1996, the MDPU denied the recovery of stranded power generation costs in the context of the town of Stow, Massachusetts attempting to purchase the distribution assets in that town owned by the neighboring Hudson Municipal Light Department. Although the MDPU reaffirmed its general position that utilities should have a reasonable opportunity to recover net, non-mitigable, stranded costs, it refused to allow recovery in this case stating that Hudson had not sufficiently demonstrated that stranded costs would be incurred and made no effort to mitigate any such costs. Both parties have appealed the MDPU decision and the MDPU has stayed its decision pending appeal.

  In August 1995, the MDPU issued an order requiring a customer of another utility who installed cogenerating equipment to pay 75 percent of that utility's stranded costs attributable to serving the customer's load. The MDPU indicated the decision did not set a precedent for stranded cost recovery as part of industry restructuring. In March 1996, the FERC ruled that it would not review the MDPU's decision. The customer is expected to appeal the decision to the courts.

  In March 1995, the FERC issued a Notice of Proposed Rulemaking (NOPR) in which it stated that it is appropriate that legitimate and verifiable stranded costs be recovered from departing customers as a result of wholesale competition. The FERC also indicated that costs stranded as a result of retail competition would be subject to state commission review if the necessary statutory authority exists and subject to FERC review if the state commission does not have such authority. A final decision is expected during 1996. The NOPR also addressed open access transmission and indicated that those utilities owning transmission facilities would be required to file a tariff to make available comparable transmission service. (See "Rate Activity" section for further discussion.)

Risk Factors

  The major risk factors affecting recovery of at-risk assets are: (i) regulatory and legal decisions, (ii) the market price of power, and (iii) the amount of market share retained by the Company. First, there can be no assurance that a final restructuring plan ordered by regulatory bodies, or the courts, or through legislation will include an access charge that would fully recover stranded costs. If laws are enacted or regulatory decisions are made that do not offer an opportunity to recover stranded costs, the Company believes it has strong legal arguments to challenge such laws or decisions. Such a challenge would be based, in part, on the assertion that subjecting utility generating assets to competition without compensation for stranded costs while requiring utilities to open access to their wires at historic cost-based rates, would constitute an unconstitutional taking of property without just compensation. Second, the access charge proposed under Choice:
New England recovers only sunk costs, such as plant expenditures and contractual commitments. Because of a regional surplus of electric generation capacity, current wholesale power prices in the short-term market are based on the short-run fuel costs of generating units. Such wholesale prices are not currently providing a significant contribution toward other marginal costs, such as operation and maintenance expenses. The Company expects this situation to continue in a retail market. Third, revenues will also be affected by the Company's ability to retain existing customers and attract new customers in a competitive environment. As a result of the pressure on market prices and market share, it is likely that, even if Choice: New England is implemented, the Company would experience losses in revenue for an indeterminate period and increased revenue volatility.

  Historically, electric utility rates have been based on a utility's costs. As a result, electric utilities are subject to certain accounting standards that are not applicable to other business enterprises in general. Financial Accounting Standards No. 71, Accounting for the Effects of Certain Types of Regulation (FAS 71), requires regulated entities, in appropriate circumstances, to establish regulatory assets and liabilities, and thereby defer the income statement impact of certain costs that are expected to be recovered in future rates. The effects of regulatory, legislative, or utility initiatives, such as the proposed Rhode Island legislation or Choice: New England, could, in the near future, cause all or a portion of the Company's operations to cease meeting the criteria of FAS 71. In that event, the application of FAS 71 to such operations would be discontinued and a non-cash write-off of previously established regulatory assets and liabilities related to such operations would be required. At December 31, 1995, the Company had pre-tax regulatory assets (net of regulatory liabilities) of approximately $300 million. In addition, the Company's affiliate, New England Energy Incorporated (NEEI), has a regulatory asset of approximately $200 million, which is recoverable in its entirety from the Company. If competitive or regulatory change should cause a substantial revenue loss or lead to the permanent shutdown of any generating facilities, a write-down of plant assets could be required pursuant to Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (FAS 121). In addition, FAS 121 requires that all regulatory assets, which must have a high probability of recovery to be initially established, must continue to meet that high probability standard to avoid being written off. FAS 121, which is effective for the Company in January 1996, is not expected to have a material adverse impact on the financial condition or results of operations upon adoption, based on the current regulatory environment in which the Company operates. However, the impact in the future may change as competitive factors and potential restructuring influence the electric utility industry. For further discussion, see Note B.

Rate Activity

  In February 1995, the FERC approved a rate agreement filed by the Company. Under the agreement, which became effective January 1995, the Company's base rates are frozen through 1996. Before this rate agreement, the Company's rate structure contained two surcharges that were recovering the costs of a coal conversion project and a portion of the Company's investment in the Seabrook 1 nuclear unit (Seabrook 1). These two surcharges fully recovered their related costs by mid-1995. However, under the rate agreement, the revenues continue to be collected as part of base rates. The agreement also provides for (i) full recovery of costs associated with the Manchester Street Station repowering project, which began commercial operation in the second half of 1995, (ii) the recovery of approximately $50 million of deferred costs associated with terminated purchased power contracts and PBOPs over seven years, (iii) full recovery of currently incurred PBOP costs, (iv) the recovery over three years of $27 million of costs related to the dismantling of a retired generating station in Rhode Island and the replacement of a turbine rotor at one of the Company's generating units, and (v) increased recovery of depreciation expense by approximately $8 million annually to recognize costs that will be incurred upon the eventual dismantling of its Brayton Point and Salem Harbor generating plants. Under the agreement, approximately $15 million of the $38 million in Seabrook 1 costs scheduled for recovery in 1995 pursuant to a 1988 settlement agreement were deferred for recovery in 1996. Finally, the agreement provided that the Company would reimburse its wholesale customers for discounts provided by those wholesale customers to their retail customers under SED programs. Under these programs, retail customers are entitled to such discounts only if they have signed an agreement not to purchase power from another supplier or generate any additional power themselves for a three to five year period. Reimbursements in 1995 totaled $12 million.

  The FERC's approval of this rate agreement applies to all of the Company's customers except the Milford Power Limited Partnership (MPLP). MPLP, owner of a gas-fired power plant in Milford, Massachusetts, has protested the rate agreement based on issues related to the Manchester Street Station repowering project. (See "Purchased Power Contract Dispute" section.)

  In response to the FERC NOPR discussed above, the Company and NEES Transmission Services, Inc. (NEES Trans), a proposed new subsidiary of NEES, filed transmission tariffs in March 1996 at the FERC that will become applicable for all wholesale transmission transactions, including those of the NEES retail distribution affiliates. Under the proposed tariffs and accompanying support agreements, NEES Trans will provide all wholesale transmission services involving the NEES companies' facilities under comparable, nondiscriminatory transmission rates. The existing NEES companies, including the Company, would turn operational control of their transmission facilities over to NEES Trans in exchange for support payments from NEES Trans for these facilities. The Company may, at a later date, transfer its transmission assets to NEES Trans. The net book value of the Company's transmission system is approximately $340 million. The Company is requesting that its filing become effective by June 1, 1996 or upon approval by the Securities and Exchange Commission, for the establishment of this new company. If approved as filed, the implementation of the tariffs would not have a significant impact on the Company's revenues.

Operating Revenue

  The following table summarizes the changes in operating revenue:

             Increase (Decrease) in Operating Revenue

(In Millions)                                              1995           1994
                                                           ----           ----
Fuel recovery                                               $27            $(6)
Accrued NEEI fuel revenues                                    4             (7)
Narragansett integrated facilities credit                   (10)            (6)
SED reimbursements                                          (12)
Sales growth                                                 15             10
Other                                                         6              1
                                                           ----           ----
                                                            $30            $(8)

  Accrued NEEI fuel revenues and accrued NEEI fuel costs (see "Operating Expenses" section) reflect losses incurred by NEEI, an affiliate of the Company, on its rate-regulated oil and gas operations. These revenues are accrued in the year of the loss but are billed to the Company's customers through its fuel adjustment clause in the following year. Changes in accrued NEEI fuel revenues and fuel costs are principally due to fluctuations in NEEI production (see "Fuel Supply" section).

  The entire output of Narragansett's generating capacity is made available to the Company. Narragansett receives a credit on its purchased power bill from the Company for its fuel costs and other generation and transmission-related costs. The increased credits in 1995 reflect costs associated with a new transmission line that went into service in September 1994 and with Narragansett's portion of the repowered Manchester Street generating station that went into service in the second half of 1995. In addition, the credits increased in both 1995 and 1994 due to increased costs associated with the dismantlement of the previously retired South Street generating facility. However, a portion of the 1995 credits had been deferred for recovery from ratepayers in 1996 and 1997.

  See the "Rate Activity" section for a discussion of SED reimbursements.

Operating Expenses

  The following table summarizes the changes in operating expenses:

            Increase (Decrease) in Operating Expenses

(In Millions)                                              1995           1994
                                                           ----           ----
Fuel costs                                                  $27            $(7)
Accrued NEEI fuel costs                                       4             (7)
Purchased energy excluding fuel                              22            (11)
Other operation and maintenance                              (2)            18
Depreciation and amortization                               (35)             6
Taxes                                                        (1)             5
                                                           ----           ----
                                                            $15             $4

  Total fuel costs represent fuel for generation and the portion of purchased electric energy permitted to be recovered through the Company's fuel adjustment clause. The increase in fuel costs in 1995 reflects decreased nuclear generation due to overhauls and decreased hydro production resulting from low water levels.

  Purchased energy excluding fuel represents purchased electric energy costs not recovered through the fuel clause. The increase in these costs in 1995 and the decrease in 1994 reflects costs associated with scheduled plant overhauls and refueling shutdowns at partially-owned nuclear power facilities. The 1995 increase includes the amortization of previously deferred purchased power contract termination costs and costs to repair the steam generator tubes at Maine Yankee, in which the Company has a 20 percent interest. Maine Yankee returned to service at 90 percent capacity in January 1996.

  The decrease in other operation and maintenance expenses in 1995 reflects lower overhaul costs at wholly-owned generating units, primarily in the fourth quarter of 1995, partially offset by the recognition of currently incurred and previously incurred deferred PBOP costs in accordance with the Company's 1995 rate agreement, increased transmission system related costs and general and administrative costs.

  The increase in other operation and maintenance expenses in 1994 reflects increases in generating plant maintenance costs associated with overhauls of wholly-owned generating units in part to achieve compliance with the Clean Air Act. The increase also reflects cost increases in computer system development, increased demand-side management program expenses, and general increases in other areas. These increases were partially offset by a one-time charge in 1993 of $10 million associated with an early retirement program.

  Depreciation and amortization expense decreased in 1995 due to reduced amortization of Seabrook 1 and the completion, in the second quarter of 1995, of the amortization of certain coal conversion facilities, partially offset by the effects of increased depreciation rates approved in the Company's 1995 rate agreement and depreciation of new plant expenditures, including the Manchester Street Station, which began commercial operation in the second half of 1995. The increase in depreciation and amortization expense in 1994 primarily reflects increased amortization of Seabrook 1 as part of a 1988 rate settlement and increased depreciation on new plant expenditures.

  The increase in taxes in 1994 primarily reflects increased income taxes and municipal property taxes.

  Under the existing terms of certain purchased power contracts with other utilities, the Company will reduce its power purchases by $19 million in 1996.

  The Company is a 15 percent stockholder in Connecticut Yankee Atomic Power Company (Connecticut Yankee) which owns a 580 megawatt (MW) nuclear generating unit. The Company also has an approximately 12 percent ownership interest in Millstone 3, a 1,150 MW nuclear unit. In March 1996, the Nuclear Regulatory Commission (NRC) issued a letter requiring Millstone 3 and Connecticut Yankee to demonstrate to the NRC within 30 days a plan and schedule to ensure that the future operation of those units will be conducted in accordance with their operating licenses and safety provisions or face license suspension.
Millstone 3 was also added to the NRC's problem plant list in January 1996.
It is unknown what effect the increased NRC scrutiny will have on the operations and cost of Millstone 3 and Connecticut Yankee. Other non-affiliated facilities which have been on the problem plant list have incurred substantial additional capital and operating expenditures before the NRC designation was changed.

Interest Expense

  The increase in interest expense in 1995 was primarily due to an increase in combined long-term and short-term debt balances and higher interest rates earlier in 1995. The decrease in interest expense in 1994 is primarily due to significant refinancings of corporate debt at lower interest rates during 1993. In addition, the decrease in 1994 also reflects reduced interest on rate refunds and taxes primarily in the fourth quarter, partially offset by increased interest on short-term debt.

Allowance for Funds Used During Construction (AFDC)

  AFDC increased in 1995 and 1994 due to increased construction work in progress associated with the repowering of the Manchester Street Station. The accrual of AFDC ended for this project when the units began commercial operation in the second half of 1995. (See "Utility Plant Expenditures and Financing" section.)

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

  Predicting the potential costs to investigate and remediate hazardous waste sites continues to be difficult. There are also significant uncertainties as to the portion, if any, of the investigation and remediation costs of any particular hazardous waste site that may ultimately be borne by the Company. Where appropriate, the Company intends to seek recovery from its insurers and from other PRPs, but it is uncertain whether, and to what extent, such efforts will be successful. The Company believes that hazardous waste liabilities for all sites of which it is aware are not material to its financial position.

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

Purchased Power Contract Dispute

  In October 1994, the Company was sued by MPLP, a venture of Enron Corporation and Jones Capital that owns a 149 MW gas-fired power plant in Milford, Massachusetts. The Company purchases 56 percent of the power output of the facility under a long-term contract with MPLP. The suit alleges that the Company has engaged in a scheme to cause MPLP and its power plant to fail and has prevented MPLP from finding a long-term buyer for the remainder of the facility's output. The complaint includes allegations that the Company has violated the Federal Racketeer Influenced and Corrupt Organizations Act, engaged in unfair or deceptive acts in trade or commerce, and breached contracts. MPLP also asserts that the Company deliberately misled regulatory bodies concerning the Manchester Street Station repowering project. MPLP seeks compensatory damages in an unspecified amount, as well as treble damages. The Company believes that the allegations of wrongdoing are without merit. The Company has filed counterclaims and crossclaims against MPLP, Enron Corporation, and Jones Capital, seeking monetary damages and termination of the purchased power contract.

  MPLP also intervened in the Company's current rate filing before the FERC, making similar allegations to those asserted in MPLP's lawsuit. Hearings on this claim concluded in October 1995. An Administrative Law Judge initial decision is expected by mid-1996.

Utility Plant Expenditures and Financing

  Cash expenditures for utility plant totaled $163 million for 1995, including $85 million related to the Manchester Street Station repowering project discussed below. The funds necessary for utility plant expenditures during the period were provided by net cash from operating activities, after the payment of dividends, and proceeds of long-term debt issues. Cash expenditures for utility plant for 1996 are estimated to be $85 million. Internally generated funds are estimated to fully cover the Company's 1996 capital expenditure requirements for utility plant.

  In 1995, the Company issued $50 million of mortgage bonds at rates ranging from 6.69 percent to 7.94 percent. In addition, the Company refinanced $10 million of variable rate mortgage bonds in 1995. The Company has issued $40 million of variable rate mortgage bonds to date in 1996 to refinance a like amount of outstanding debt.

  In the second half of 1995, the Company and Narragansett completed the 489 MW repowering of the Manchester Street Station. The Company owns a 90 percent interest and Narragansett owns a 10 percent interest in the Manchester Street Station. The total cost for the generating station will be approximately $450 million, including AFDC. In addition, related transmission improvements, which were principally the responsibility of Narragansett, were placed in service in September 1994 at a cost of approximately $60 million.

  At December 31, 1995, the Company had $125 million of short-term debt outstanding including $124 million of commercial paper borrowings and $1 million of borrowings from affiliates. At December 31, 1995, the Company had lines of credit and bond purchase facilities with banks totaling $510 million which are available to provide liquidity support for commercial paper borrowings and for $342 million of the Company's outstanding variable rate mortgage bonds in tax-exempt commercial paper mode and for other corporate purposes. There were no borrowings under these lines of credit at December 31, 1995.

March 25, 1996

New England Power Company
Statements of Income

Year Ended December 31, (In Thousands)         1995       1994       1993
                                               ----       ----       ----
Operating revenue, principally from
 affiliates                              $1,570,539 $1,540,757 $1,549,014
                                         ---------- ---------- ----------
Operating expenses:
 Fuel for generation                        279,849    260,540    273,347
 Purchased electric energy                  547,926    513,583    525,985
 Other operation                            211,872    196,610    186,087
 Maintenance                                 92,954    110,528    103,261
 Depreciation and amortization              102,758    137,979    131,932
 Taxes, other than income taxes              58,716     54,400     51,931
 Income taxes                                91,051     96,596     93,997
                                         ---------- ---------- ----------
   Total operating expenses               1,385,126  1,370,236  1,366,540
                                         ---------- ---------- ----------
Operating income                            185,413    170,521    182,474

Other income:
 Allowance for equity funds used during
  construction                                7,746      9,142      3,252
 Equity in income of nuclear power
  companies                                   5,721      4,816      5,646
 Other income (expense), net                 (1,610)                 (293)          (566)
                                         ---------- ---------- ----------
   Operating and other income               197,270    184,186    190,806
                                         ---------- ---------- ----------
Interest:
 Interest on long-term debt                  46,797     38,711     45,837
 Other interest                              10,525      1,956      5,427
 Allowance for borrowed funds used
  during construction   credit              (11,479)               (5,854)        (1,926)
                                         ---------- ---------- ----------
   Total interest                            45,843     34,813     49,338
                                         ---------- ---------- ----------
Net income                                 $151,427   $149,373   $141,468
                                         ========== ========== ==========


Statements of Retained Earnings

Year Ended December 31, (In Thousands)         1995       1994       1993
                                               ----       ----       ----
Retained earnings at beginning of year     $372,763   $346,153   $321,699
Net income                                  151,427    149,373    141,468
Dividends declared on cumulative
 preferred stock                             (3,433)               (3,440)        (4,883)
Dividends declared on common stock,
 $21.00, $18.50, and $17.25 per share,
 respectively                              (135,448)             (119,323)      (111,261)
Premium on redemption of preferred stock                             (870)
                                           --------   --------   --------
Retained earnings at end of year           $385,309   $372,763   $346,153
                                           ========   ========   ========

  The accompanying notes are an integral part of these financial statements.

New England Power Company
Balance Sheets


At December 31, (In Thousands)                          1995         1994
Assets                                                  ----         ----

Utility plant, at original cost                   $2,941,469   $2,524,544
 Less accumulated provisions for
 depreciation and amortization                     1,047,982    1,001,393
                                                  ----------   ----------
                                                   1,893,487    1,523,151
 Net investment in Seabrook 1 under rate
  settlement (Note D-2)                               15,210       38,283
 Construction work in progress                        41,566      314,777
                                                  ----------   ----------
   Net utility plant                               1,950,263    1,876,211
                                                  ----------   ----------
Investments:
 Nuclear power companies, at equity (Note D-1)        47,055       46,349
 Non-utility property and other investments           26,627       22,980
                                                  ----------   ----------
   Total investments                                  73,682       69,329
                                                  ----------   ----------
Current assets:
 Cash                                                  2,607          377
 Accounts receivable:
  Affiliated companies                               204,314      197,655
  Accrued NEEI revenues (Note E-1)                    43,731       39,794
  Others                                              17,821       29,738
 Fuel, materials, and supplies, at average cost       54,664       73,361
 Prepaid and other current assets                     27,986       33,729
                                                  ----------   ----------
   Total current assets                              351,123      374,654
                                                  ----------   ----------
Deferred charges and other assets (Note B)           273,275      292,644
                                                  ----------   ----------
                                                  $2,648,343   $2,612,838
                                                  ==========   ==========

Capitalization and Liabilities

Capitalization:
 Common stock, par value $20 per share,
  authorized and outstanding 6,449,896 shares       $128,998     $128,998
 Premiums on capital stocks                           86,829       86,829
 Other paid-in capital                               288,000      288,000
 Retained earnings                                   385,309      372,763
                                                  ----------   ----------
   Total common equity                               889,136      876,590
 Cumulative preferred stock, par value $100
  per share (Note H)                                  60,516       60,516
 Long-term debt                                      735,440      695,466
                                                  ----------   ----------
   Total capitalization                            1,685,092    1,632,572
                                                  ----------   ----------
Current liabilities:
 Long-term debt due in one year                       10,000
 Short-term debt (including $1,025 and
  $16,575 to affiliates)                             125,150      145,575
 Accounts payable (including $50,760 and
  $69,089 to affiliates)                             163,791      179,761
 Accrued liabilities:
  Taxes                                                3,447        6,133
  Interest                                            10,482        9,914
  Other accrued expenses (Note G)                     10,834       10,866
 Dividends payable                                    32,249
                                                  ----------   ----------
   Total current liabilities                         355,953      352,249
                                                  ----------   ----------
Deferred federal and state income taxes              390,197      364,073
Unamortized investment tax credits                    57,509       59,014
Other reserves and deferred credits                  159,592      204,930
Commitments and contingencies (Note E)
                                                  ----------   ----------
                                                  $2,648,343   $2,612,838
                                                  ==========   ==========

The accompanying notes are an integral part of these financial statements.

New England Power Company
Statements of Cash Flows



Year Ended December 31, (In Thousands)           1995     1994 1993
Operating activities:                 ----       ----     ----

Net income                                  $151,427   $149,373            $141,468
Adjustments to reconcile net income to
  net cash provided by operating
  activities:
 Depreciation and amortization               108,384    142,764             135,746
 Deferred income taxes and
  investment tax credits, net                 25,683     23,051              20,665
 Allowance for funds used during
  construction                               (19,225)             (14,996)             (5,178)
 Early retirement program                                                     2,967
 Decrease (increase) in accounts
  receivable                                   1,321     (6,932)             31,323
 Decrease (increase) in fuel, materials,
  and supplies                                18,697    (17,406)             16,902
 Decrease (increase) in prepaid and
  other current assets                         5,743     (7,275)             (4,908)
 Increase (decrease) in accounts payable     (15,970)              35,661             (35,913)
 Increase (decrease) in other current
  liabilities                                 (2,150)             (30,823)             25,205
 Other, net                                  (28,244)             (26,845)            (46,559)
                                           ---------  ---------           ---------
   Net cash provided by operating
   activities                               $245,666   $246,572            $281,718
                                           ---------  ---------           ---------
Investing activities:

Plant expenditures, excluding allowance for
 funds used during construction            $(162,766)           $(229,015)          $(156,614)
Other investing activities                    (3,614)              (3,053)             (2,402)
                                           ---------  ---------           ---------
   Net cash used in investing activities   $(166,380)           $(232,068)          $(159,016)
                                           ---------  ---------           ---------
Financing activities:

Dividends paid on common stock             $(103,198)           $(133,835)          $(120,936)
Dividends paid on preferred stock             (3,433)              (3,440)             (4,883)
Changes in short-term debt                   (20,425)              95,050              32,200
Long-term debt   issues                       60,000     28,000             224,000
Long-term debt   retirements                 (10,000)                                (224,000)
Preferred stock   retirements                              (512)            (25,000)
Premium on reacquisition of long-term debt                                                       (3,255)
Premium on redemption of preferred stock                                       (870)
                                           ---------  ---------           ---------
   Net cash used in financing activities    $(77,056)            $(14,737)          $(122,744)
                                           ---------  ---------           ---------
Net increase (decrease) in cash and cash
 equivalents                                  $2,230      $(233)               $(42)
Cash and cash equivalents at beginning of
 year                                            377        610                 652
                                           ---------  ---------           ---------
Cash and cash equivalents at end of year      $2,607       $377                $610
                                           =========  =========           =========

Supplementary Information:

Interest paid less amounts capitalized       $41,557    $32,510             $42,390
                                           ---------  ---------           ---------
Federal and state income taxes paid          $57,948    $83,455             $78,300
                                           ---------  ---------           ---------
Dividends received from investments
 at equity                                    $5,014     $4,809              $5,103
                                           ---------  ---------           ---------

  The accompanying notes are an integral part of these financial statements.

New England Power Company
Notes to Financial Statements

Note A - Significant Accounting Policies

1.  Nature of Operations:

The Company, a wholly-owned subsidiary of New England Electric System (NEES), is a Massachusetts corporation and is qualified to do business in Massachusetts, New Hampshire, Rhode Island, Connecticut, Maine, and Vermont. The Company is subject, for certain purposes, to the jurisdiction of the regulatory commissions of these six states, the Securities and Exchange Commission and the Federal Energy Regulatory Commission. The Company's business is principally that of generating, purchasing, transmitting, and selling electric energy in wholesale quantities to other electric utilities, principally its affiliates Granite State Electric Company, Massachusetts Electric Company (Massachusetts Electric), and The Narragansett Electric Company (Narragansett).

2.  System of Accounts:

The accounts of the Company are maintained in accordance with the Uniform System or Accounts prescribed by regulatory bodies having jurisdiction.

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

3.  Allowance for Funds Used During Construction (AFDC):

The Company capitalizes AFDC as part of construction costs. AFDC represents the composite interest and equity costs of capital funds used to finance that portion of construction costs not eligible for inclusion in rate base. In
1995, an average of $21 million of construction work in progress was included in rate base, all of which was attributable to the Manchester Street Station repowering project. AFDC is capitalized in "Utility plant" with offsetting non-cash credits to "Other income" and "Interest." This method is in accordance with an established rate-making practice under which a utility is permitted a return on, and the recovery of, prudently incurred capital costs through their ultimate inclusion in rate base and in the provision for depreciation. The composite AFDC rates were 7.5 percent, 7.8 percent, and 8.1 percent, in 1995, 1994, and 1993, respectively.

4.  Depreciation and Amortization:

The depreciation and amortization expense included in the statements of income is composed of the following:

Year Ended December 31, (In Thousands)          1995       1994           1993
                                                ----       ----           ----
Depreciation                                 $66,309    $52,834        $53,128
Nuclear decommissioning costs (Note E-5)       2,629      1,951          1,951
Amortization:
 Investment in Seabrook 1 under rate
  settlement (Note D-2)                       23,074     65,061         58,437
Oil Conservation Adjustment                    4,467     11,854         12,137
Property losses                                6,279      6,279          6,279
                                             -------    -------        -------
   Total depreciation and amortization
    expense                                 $102,758   $137,979       $131,932
                                             =======    =======        =======

Depreciation is provided annually on a straight-line basis. The provision for depreciation as a percentage of weighted average depreciable property was 2.7 percent in 1995, 2.4 percent in 1994, and 2.5 percent in 1993. The Oil Conservation Adjustment was designed to recover expenditures for coal conversion facilities at the Company's Salem Harbor Station. These costs were fully amortized at December 31, 1995.

5.  Cash:

The Company classifies short-term investments with a maturity of 90 days or less at time of purchase as cash.

Note B - Competitive Conditions

The electric utility business is being subjected to rapidly increasing competitive pressures and increasing demands for customer choice. Accordingly, in February 1996, Massachusetts Electric, an affiliate, filed a plan, Choice:
New England, with Massachusetts regulators, which would allow all customers of electric utilities in Massachusetts to choose their power supplier beginning in 1998. Another affiliate, Narragansett, will file a similar version of
Choice: New England with the Rhode Island Public Utilities Commission in April 1996. Under Choice: New England, pricing of generation would be deregulated while transmission and distribution rates would remain regulated, although subject to greater rewards and penalties based on performance. Choice: New England proposes that the cost of past commitments to serve customers be recovered through a wires access or transition charge. Those past commitments of the Company include generating plant commitments, regulatory assets, purchased power contracts, and nuclear costs independent of operation.

Historically, electric utility rates have been based on a utility's costs. As a result, electric utilities are subject to certain accounting standards that are not applicable to other business enterprises in general. Financial Accounting Standards No. 71, Accounting for the Effects of Certain Types of Regulation (FAS 71), requires regulated entities, in appropriate circumstances, to establish regulatory assets and liabilities, and thereby defer the income statement impact of certain costs that are expected to be recovered in future rates. The effects of regulatory, legislative, or utility initiatives, such as proposed legislation in Rhode Island or Choice: New England, could, in the near future, cause all or a portion of the Company's operations to cease meeting the criteria of FAS 71. In that event, the application of FAS 71 to such operations would be discontinued and a non-cash write-off of previously established regulatory assets and liabilities related to such operations would be required. In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (FAS 121). This standard clarifies when and how to recognize an impairment of long-lived assets. If competitive or regulatory change should cause a substantial revenue loss or lead to the permanent shutdown of any generating facilities, a write-down of plant assets could be required pursuant to FAS 121. At December 31, 1995, the Company had net plant investments totaling approximately $2 billion, of which approximately $1.6 billion is generation related. In addition, FAS 121 requires that all regulatory assets, which must have a high probability of recovery to be initially established, must continue to meet that high probability standard to avoid being written off. However, if written off, a regulatory asset can be restored if it again has a high probability of recovery. FAS 121, which is effective for the Company in January 1996, is not expected to have a material adverse impact on the financial condition or results of operations upon adoption, based on the current regulatory environment in which the Company operates. However, the impact in the future may change as competitive factors and potential restructuring influence the electric utility industry.

The components of regulatory assets are as follows:

At December 31, (In Thousands)                          1995         1994
                                                        ----         ----
Regulatory assets included in current assets and
  liabilities:
 Accrued NEEI losses (see  Note E-1)                 $43,731      $39,794

Regulatory assets included in deferred charges:
 Accrued Yankee Atomic costs (see Note D-1)           67,566      122,452
 Unamortized losses on reacquired debt                32,571       34,862
 Deferred SFAS No. 106 costs (see Note F-2)           16,416       19,149
 Deferred SFAS No. 109 costs (see Note C)             30,059       34,482
 Purchased power contract termination costs           23,494       29,012
 Deferred gas pipeline charges (see Note E-4)         62,873       37,562
 Unamortized property losses                          12,044        7,373
 Other                                                22,049        2,542
                                                    --------     --------
                                                     267,072      287,434
                                                    --------     --------
                                                    $310,803     $327,228
                                                    ========      =======

In addition to the regulatory assets recorded on its books, the Company is obligated to reimburse an affiliate, New England Energy Incorporated (NEEI), for losses which NEEI has been incurring in connection with its fuel exploration, development and production program (see Note E-1). The Company's ability to pass such losses on to customers was favorably resolved in the Company's 1988 rate settlement. NEEI has a regulatory asset of approximately $200 million, which is recoverable in its entirety from the Company. Approximately $300 to $350 million of total regulatory assets, including NEEI's regulatory asset, are expected to be recovered within the next five years. Amounts included in "Deferred charges and other assets" on the balance sheets that do not represent regulatory assets totaled $6,203,000 and $5,210,000 at December 31, 1995 and 1994, respectively.

Note C - Income Taxes

The Company and other subsidiaries participate with NEES in filing consolidated federal income tax returns. The Company's income tax provision is calculated on a separate return basis. Federal income tax returns have been examined and reported on by the Internal Revenue Service (IRS) through 1991. The returns for 1992 and 1993 are currently under examination by the IRS.

Total income taxes in the statements of income are as follows:

Year Ended December 31, (In Thousands)          1995       1994           1993
                                                ----       ----           ----
Income taxes charged to operations           $91,051    $96,596        $93,997
Income taxes charged (credited) to
 "Other income"                                  353       (994)           838
                                             -------    -------        -------
   Total income taxes                        $91,404    $95,602        $94,835
                                             =======    =======        =======

Total income taxes, as shown above, consist of the following components:

Year Ended December 31, (In Thousands)          1995       1994           1993
                                                ----       ----           ----
Current income taxes                         $65,721    $72,551        $74,171
Deferred income taxes                         27,188     26,628         23,270
Investment tax credits, net                   (1,505)              (3,577)             (2,606)
                                             -------    -------        -------
   Total income taxes                        $91,404    $95,602        $94,835
                                             =======    =======        =======

Investment tax credits have been deferred and are being amortized over the estimated lives of the property giving rise to the credits.

Total income taxes, as shown above, consist of federal and state components as follows:

Year Ended December 31, (In Thousands)          1995       1994           1993
                                                ----       ----           ----
Federal income taxes                         $74,590    $78,274        $77,593
State income taxes                            16,814     17,328         17,242
                                             -------    -------        -------
Total income taxes                           $91,404    $95,602        $94,835
                                             =======    =======        =======

With regulatory approval from the Federal Energy Regulatory Commission (FERC), the Company has adopted comprehensive interperiod tax allocation
(normalization) for temporary book/tax differences.

Total income taxes differ from the amounts computed by applying the federal statutory tax rates to income before taxes. The reasons for the differences are as follows:

Year Ended December 31, (In Thousands)          1995       1994           1993
                                                ----       ----           ----
Computed tax at statutory rate               $84,991    $85,741        $82,706
Increases (reductions) in tax
  resulting from:
 Amortization of investment tax credits       (2,227)              (3,045)             (2,511)
 State income taxes, net of federal
  income tax benefit                          10,929     11,263         10,770
 All other differences                        (2,289)               1,643               3,870
                                             -------    -------        -------
   Total income taxes                        $91,404    $95,602        $94,835
                                             =======    =======        =======

The following table identifies the major components of total deferred income taxes:

At December 31, (In Millions)                           1995         1994
                                                        ----         ----
Deferred tax asset:
 Plant related                                           $92          $96
 Investment tax credits                                   24           25
 All other                                                43           29
                                                        ----         ----
                                                         159          150
                                                        ----         ----
Deferred tax liability:
 Plant related                                          (397)        (384)
 Equity AFDC                                             (47)         (47)
 All other                                              (105)         (83)
                                                        ----         ----
                                                        (549)        (514)
                                                        ----         ----
   Net deferred tax liability                          $(390)       $(364)
                                                       =====        =====

There were no valuation allowances for deferred tax assets deemed necessary.

Note D - Nuclear Power Investments

1.  Yankee Nuclear Power Companies (Yankees):

The Company has minority interests in four Yankee Nuclear Power Companies. These ownership interests are accounted for on the equity method. The Company's share of the expenses of the Yankees is accounted for in "Purchased electric energy" on the statements of income. A summary of combined results of operations, assets, and liabilities of the four Yankees is as follows:

(In Thousands)                                 1995       1994       1993
                                               ----       ----       ----
Operating revenue                          $695,781   $631,940   $700,148
                                         ==========  =========  =========
Net income                                  $31,657    $30,345    $30,061
                                         ==========  =========  =========
Company's equity in net income               $5,721     $4,816     $5,646
                                         ==========  =========  =========
Net plant                                   443,967    537,103    591,650
Other assets                              1,418,681  1,458,186  1,286,923
Liabilities and debt                     (1,612,843)           (1,748,960)    (1,633,139)
                                         ---------- ---------- ----------
Net assets                                 $249,805   $246,329   $245,434
                                         ==========  =========  =========
Company's equity in net assets              $47,055    $46,349    $46,342
                                         ==========  =========  =========
Company's purchased electric energy        $115,647   $106,404   $118,362
                                         ==========  =========  --------=

At December 31, 1995, $13 million of undistributed earnings of the Yankees were included in the Company's retained earnings.

The Company has a 30 percent ownership interest in Yankee Atomic Electric Company (Yankee Atomic), which owns a 185 megawatt (MW) nuclear generating station in Rowe, Massachusetts. In 1992, the Yankee Atomic board of directors decided to permanently cease power operation of the facility and to proceed with decommissioning. The Company has recorded an estimate of its total future payment obligations for post operating costs to Yankee Atomic as a liability and an offsetting regulatory asset of $68 million each at December 31, 1995, reflecting its expected future rate recovery of such costs (see Note
B).

2.  Jointly-Owned Nuclear Generating Units:

The Company is also a 12 percent and 10 percent joint owner, respectively, of the Millstone 3 and Seabrook 1 nuclear generating units, each 1,150 MW. The Company's net investment in Millstone 3, included in "Net utility plant" is approximately $392 million. The Company's unamortized pre-1988 investment in Seabrook 1, is approximately $15 million and is shown separately on the Company's balance sheet. It will be fully amortized in 1996, pursuant to a settlement agreement. The Company's net investment in Seabrook 1 since January 1, 1988, which is approximately $54 million, is included in "Net utility plant" on the Company's balance sheet and is being depreciated over the term of Seabrook 1's operating license. The Company's share of expenses for these units is included in "Operating expenses."

Note E - Commitments and Contingencies

1.  Oil and Gas Operations:

NEEI, a subsidiary of NEES, is engaged in domestic oil and gas exploration, development, and production. NEEI operates under an intercompany pricing policy (Pricing Policy) with the Company which has been approved by the

Securities and Exchange Commission (SEC). The Pricing Policy requires the Company to purchase all fuel meeting its specifications offered to it by NEEI. Under the Pricing Policy, NEEI's oil and gas exploration program is composed of prospects entered into through December 31, 1983 under a rate-regulated program. NEEI has incurred operating losses since 1986, due to low oil and gas prices, and expects to incur substantial additional losses in the future. These losses are passed on to the Company in the year after they are incurred by NEEI and, in turn, are being recovered from customers through the Company's fuel clause. The Company's ability to pass these losses on to its customers was favorably resolved in the Company's 1988 FERC rate settlement. This settlement covered all costs incurred by or resulting from commitments made by NEEI through March 1, 1988. Other subsequent costs incurred by NEEI are subject to normal regulatory review. In 1995, 1994, and 1993, the Company recorded accrued fuel expenses and accrued revenues of $44 million, $40 million, and $46 million, respectively, representing losses incurred by NEEI in each year.

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

2.  Plant Expenditures:

The Company's utility plant expenditures are estimated to be $85 million in 1996. At December 31, 1995, substantial commitments had been made relative to future planned expenditures.

3.  Hydro-Quebec Interconnection:

The Company is a participant in both the Hydro-Quebec Phase I and Phase II projects. The Company's participation percentage in both projects is approximately 18 percent. The Hydro-Quebec Phase I and Phase II projects were established to transmit power from Hydro-Quebec to New England. Three affiliates of the Company were created to construct and operate transmission facilities related to these projects. The participants, including the Company, have entered into support agreements that end in 2020, to pay monthly their proportionate share of the total cost of constructing, owning, and operating the transmission facilities. The Company accounts for these support agreements as capital leases and accordingly recorded approximately $73 million in utility plant at December 31, 1995. Under the support agreements, the Company has agreed, in conjunction with any Hydro-Quebec Phase II project debt financing, to guarantee its share of project debt. At December 31, 1995, the Company had guaranteed approximately $30 million of project debt.

4.  Natural Gas Pipeline Capacity:

In connection with serving the Company's gas-burning electric generation facilities, the Company has entered into several contracts for natural gas pipeline capacity and gas supply. These agreements require minimum fixed payments that are currently estimated to be approximately $60 million to $65 million per year from 1996 to 2000. Remaining fixed payments from 2001 through 2014 total approximately $625 million.

As part of a rate settlement, the Company was recovering 50 percent of the fixed pipeline capacity payments through its current fuel clause and deferring the recovery of the remaining 50 percent until the Manchester Street repowering project was completed. These deferrals ended in November 1995, at which time the Company had deferred payments of approximately $63 million which will be amortized over 25 years in accordance with rate settlements (see Note B).

In connection with managing its fuel supply, the Company uses a portion of this pipeline capacity to sell natural gas. Proceeds from the sale of natural gas and pipeline capacity of $71 million, $55 million, and $21 million, in 1995, 1994, and 1993, respectively, have been passed to customers through the Company's fuel clause. These proceeds have been included in "Fuel for generation" in the Company's statements of income as an offset to the related fuel expense. Natural gas sales are expected to decrease as a result of the Manchester Street Station entering commercial operation in the second half of 1995.

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

Predicting the potential costs to investigate and remediate hazardous waste sites continues to be difficult. There are also significant uncertainties as to the portion, if any, of the investigation and remediation costs of any particular hazardous waste site that may ultimately be borne by the Company. Where appropriate, the Company intends to seek recovery from its insurers and from other PRPs, but it is uncertain whether, and to what extent, such efforts will be successful. The Company believes that hazardous waste liabilities for all sites of which it is aware are not material to its financial position.

6.  Nuclear Plant Decommissioning and Nuclear Fuel Disposal:

The Company is recovering its share of projected decommissioning costs for Millstone 3 and Seabrook 1 through depreciation expense. Projected decommissioning costs include estimated costs to decontaminate the units as required by the Nuclear Regulatory Commission (NRC), as well as costs to dismantle the non-contaminated portion of the units. The Company records decommissioning cost expense on its books consistent with its rate recovery. In addition, the Company is paying its portion of projected decommissioning costs for all of the Yankees through purchased power expense. Such costs reflect estimates of total decommissioning costs approved by the FERC.

Each of the operating nuclear units in which the Company has an ownership interest has established decommissioning trust funds or escrow funds into which payments are being made to meet the projected costs of decommissioning each plant. Listed below is information on each operating nuclear plant in which the Company has an ownership interest.

                                   The Company's
                           share of (in millions of dollars)
                           ---------------------------------
                                       Estimated
                                      Decommiss-
                           Ownership ioning Cost         Fund     License
Unit                        Interest  (in 1995 $)  Balances**  Expiration

Connecticut Yankee               15%          58           27        2007
Maine Yankee ***                 20%          71           28        2008
Vermont Yankee                   20%          71           27        2012
Millstone 3 *                    12%          58           14        2025
Seabrook 1 *                     10%          43            6        2026

 * Fund balances are included in "Non-utility property and other investments" on the balance sheets and approximate market value.

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

The Nuclear Waste Policy Act of 1982 establishes that the federal government is responsible for the disposal of spent nuclear fuel. The federal government requires the Company to pay a fee based on its share of the net generation from Millstone 3 and Seabrook 1. The Company is recovering this fee through its fuel clause. Similar costs are incurred by Connecticut Yankee, Maine Yankee, and Vermont Yankee. These costs are billed to the Company and also recovered from customers through the Company's fuel clause.

7.  Nuclear Insurance:

The Price-Anderson Act limits the amount of liability claims that would have to be paid in the event of a single incident at a nuclear plant to $8.9 billion (based upon 110 licensed reactors). The maximum amount of commercially available insurance coverage to pay such claims is $200 million. The remaining $8.7 billion would be provided by an assessment of up to $79.3 million per incident levied on each of the participating nuclear units in the United States, subject to a maximum assessment of $10 million per incident per nuclear unit in any year. The maximum assessment, which was most recently adjusted in 1993, is adjusted for inflation at least every five years. The Company's current interest in the Yankees (excluding Yankee Atomic), Millstone 3, and Seabrook 1 would subject the Company to a $58 million maximum assessment per incident. The Company's payment of any such assessment would be limited to a maximum of $7.3 million per incident per year. As a result of the permanent cessation of power operation of the Yankee Atomic plant, Yankee Atomic has received from the NRC a partial exemption from obligations under the Price-Anderson Act. However, Yankee Atomic must continue to maintain $100 million of commercially available nuclear insurance coverage.

Each of the nuclear units in which the Company has an ownership interest also carries nuclear property insurance to cover the costs of property damage, decontamination or premature decommissioning, and workers' claims resulting from a nuclear incident. These policies may require additional premium assessments if losses relating to nuclear incidents at units covered by this insurance occurring in a prior six-year period exceed the accumulated funds available. The Company's maximum potential exposure for these assessments, either directly, or indirectly through purchased power payments to the Yankees, is approximately $18 million per year.

8.  Long-term Contracts for the Purchase of Electricity:

The Company purchases a portion of its electricity requirements pursuant to long-term contracts that expire in various years from 1996 to 2029, with owners of various generating units.

Certain of these contracts require the Company to make minimum fixed payments, even when the supplier is unable to deliver power, to cover the Company's proportionate share of the capital and fixed operating costs of these generating units. The fixed portion of payments under these contracts totaled $215 million in 1995, $190 million in 1994, and $220 million in 1993. These contracts have minimum fixed payment requirements of $190 million in 1996, $185 million in 1997, $190 million in 1998, $180 million in 1999 and 2000, and approximately $1.8 billion thereafter. Approximately 97 percent of the payments under these contracts are to the Yankees (excluding Yankee Atomic - see Note D-1) and Ocean State Power, entities in which the Company or its affiliates hold ownership interests.

The Company's other contracts, principally with non-utility generators, require the Company to make payments only if power supply capacity and energy are deliverable from such suppliers. The Company's payments under these contracts amounted to $245 million in 1995, and $210 million in 1994 and 1993, respectively.

9.  Purchased Power Contract Dispute:

In October 1994, the Company was sued by Milford Power Limited Partnership
(MPLP), a venture of Enron Corporation and Jones Capital that owns a 149 MW gas-fired power plant in Milford, Massachusetts. The Company purchases 56 percent of the power output of the facility under a long-term contract with MPLP. The suit alleges that the Company has engaged in a scheme to cause MPLP and its power plant to fail and has prevented MPLP from finding a long-term buyer for the remainder of the facility's output. The complaint includes allegations that the Company has violated the Federal Racketeer Influenced and Corrupt Organizations Act, engaged in unfair or deceptive acts in trade or commerce, and breached contracts. MPLP also asserts that the Company deliberately misled regulatory bodies concerning the Manchester Street Station repowering project. MPLP seeks compensatory damages in an unspecified amount, as well as treble damages. The Company believes that the allegations of wrongdoing are without merit. The Company has filed counterclaims and crossclaims against MPLP, Enron Corporation, and Jones Capital, seeking monetary damages and termination of the purchased power contract.

MPLP also intervened in the Company's current rate filing before the FERC, making similar allegations to those asserted in MPLP's lawsuit. Hearings on this claim concluded in October 1995. An Administrative Law Judge initial decision is expected by mid-1996.

Note F - Employee Benefits

1.  Pension Plans:

The Company participates with other subsidiaries of NEES in noncontributory, defined-benefit plans covering substantially all employees of the Company. The plans provide pension benefits based on the employee's compensation during the five years prior to retirement. The Company's funding policy is to contribute each year the net periodic pension cost for that year. However, the contribution for any year will not be less than the minimum contribution required by federal law or greater than the maximum tax deductible amount.

Net pension cost for 1995, 1994, and 1993 included the following components:

Year Ended December 31, (In Thousands)               1995            1994           1993
                                                     ----            ----           ----
Service cost   benefits earned during the
  period                                           $2,231          $2,202         $1,953
Plus (less):
 Interest cost on projected benefit obligation      6,406           6,403          6,070
 Return on plan assets at expected long-term
  rate                                             (6,488)         (6,554)        (5,850)
 Amortization                                         131             557             47
                                                  -------         -------        -------
   Net pension cost                                $2,280          $2,608         $2,220
                                                  =======         =======        =======
   Actual return on plan assets                   $17,108            $608         $8,949
                                                  =======         =======        =======

                                               1996           1995             1994           1993
                                               ----           ----             ----           ----
Assumptions used to determine pension cost:
 Discount rate                                7.25%          8.25%            7.25%          8.25%
 Average rate of increase in future
  compensation levels                         4.13%          4.63%            4.35%          5.35%
 Expected long-term rate of return
  on assets                                   8.50%          8.75%            8.75%          8.75%


Service cost for 1993 does not reflect $10 million of costs incurred in connection with an early retirement and special severance program offered by the Company in that year.

The funded status of the plans cannot be presented separately for the Company as the Company participates in the plans with other NEES subsidiaries. The following table sets forth the funded status of the NEES companies' plans at December 31:

Retirement Plans, (In Millions)     1995               1994
                                    ----               ----
                             Union     Non-Union  Union  Non-Union
                            Employee    Employee Employee      Employee
                             Plans       Plans    Plans    Plans
                            --------   --------- -------  --------
Benefits earned
 Actuarial present value of
   accumulated benefit liability:
  Vested                                $293                 $343              $251           $308
  Non-vested                               8                   10                 8              9
                                        ----                 ----              ----           ----
   Total                                $301                 $353              $259           $317
                                        ====                 ====              ====           ====
Reconciliation of funded status
 Actuarial present value of
   projected benefit liability          $346                 $402              $303           $355
 Unrecognized prior service costs         (7)                  (4)               (8)            (4)
 Unrecognized transition liability                                     (1)                                     (1)
 Unrecognized net loss                    (1)                 (23)              (13)           (33)
                                        ----                 ----              ----           ----
                                         338                  374               282            317
                                        ----                 ----              ----           ----
 Pension fund assets at fair value                  349               392                      293            323
 Unrecognized transition asset           (11)                                   (13)
                                        ----                 ----              ----           ----
                                         338                  392               280            323
                                        ----                 ----              ----           ----
 Accrued pension/(prepaid)
   payments recorded on books           $  -                 $(18)             $  2           $ (6)

The plans' funded status at December 31, 1995 and 1994 were calculated using the assumed rates from 1996 and 1995, respectively, and the 1983 Group Annuity Mortality table.

Plan assets are composed primarily of corporate equity, guaranteed investment contracts, debt securities, and cash equivalents.

2.  Postretirement Benefit Plans Other Than Pensions (PBOPs):

The Company provides health care and life insurance coverage to eligible retired employees. Eligibility is based on certain age and length of service requirements and in some cases retirees must contribute to the cost of their coverage.

The total cost of PBOPs for 1995, 1994, and 1993 included the following components:

Year Ended December 31, (In Thousands)         1995       1994       1993
                                               ----       ----       ----
Service cost   benefits earned during
  the period                                 $1,344     $1,628     $1,632
Plus (less):
 Interest cost on accumulated
  benefit obligation                          4,013      3,954      4,275
 Return on plan assets at expected
  long-term rate                             (1,374)               (1,111)          (725)
 Amortization                                 2,079      2,591      2,558
                                             ------     ------     ------
   Net postretirement benefit cost           $6,062     $7,062     $7,740
                                             ======     ======     ======
   Actual return on plan assets              $4,137        $54      $ 746

                                               1996           1995             1994           1993
                                               ----           ----             ----           ----
Assumptions used to determine
  postretirement benefit cost:
 Discount rate                                7.25%          8.25%            7.25%          8.25%
 Expected long-term rate of return
  on assets                                   8.25%          8.50%            8.50%          8.50%
 Health care cost rate   1994 and 1993                                       11.00%         12.00%
 Health care cost rate   1995 to 1999         8.00%          8.50%            8.50%          9.50%
 Health care cost rate   2000 to 2004         6.25%          8.50%            8.50%          9.50%
 Health care cost rate   2005 and beyond      5.25%          6.25%            6.25%          7.25%


The following table sets forth benefits earned and the plans' funded status:

At December 31, (In Millions)                              1995           1994
                                                           ----           ----
Accumulated postretirement benefit obligation:
 Retirees                                                   $30            $31
 Fully eligible active plan participants                      1              3
 Other active plan participants                              20             17
                                                            ---            ---
   Total benefits earned                                     51             51
Unrecognized transition obligation                          (43)           (46)
Unrecognized net gain                                        12              6
                                                            ---            ---
                                                             20             11
                                                            ---            ---
Plan assets at fair value                                    23             15
                                                            ---            ---
Prepaid postretirement benefit costs recorded on books                 $3             $4
                                                            ===            ===

The plans' funded status at December 31, 1995 and 1994 were calculated using the assumed rates in effect for 1996 and 1995, respectively.

The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed rates by 1 percent in each year would increase the accumulated postretirement benefit obligation as of December 31, 1995 by approximately $6 million and the net periodic cost for the year 1995 by approximately $1 million.

The Company funds the annual tax deductible contributions. Plan assets are invested in equity and debt securities and cash equivalents.

Note G - Short-term Borrowings and Other Accrued Expenses

At December 31, 1995, the Company had $125 million of short-term debt outstanding including $124 million in commercial paper borrowings and $1 million of borrowings from affiliates. NEES and certain subsidiaries, including the Company, with regulatory approval, operate a money pool to more effectively utilize cash resources and to reduce outside short-term borrowings. Short-term borrowing needs are met first by available funds of the money pool participants. Borrowing companies pay interest at a rate designed to approximate the cost of outside short-term borrowings. Companies which invest in the pool share the interest earned on a basis proportionate to their average monthly investment in the money pool. Funds may be withdrawn from or repaid to the pool at any time without prior notice.

At December 31, 1995, the Company had lines of credit and standby bond purchase facilities with banks totaling $510 million which are available to provide liquidity support for commercial paper borrowings and for $342 million of the Company's outstanding variable rate mortgage bonds in tax-exempt commercial paper mode (see Note I) and for other corporate purposes. There were no borrowings under these lines of credit at December 31, 1995. Fees are paid on the lines and facilities in lieu of compensating balances.

The weighted average rate on outstanding short-term borrowings was 5.9 percent at December 31, 1995. The fair value of the Company's short-term debt equals carrying value.

The components of other accrued expenses are as follows:

At December 31, (In Thousands)                             1995           1994
                                                           ----           ----
Accrued wages and benefits                               $6,258         $6,397
Capital lease obligations due within one year             4,323          4,324
Other                                                       253            145
                                                         ------         ------
                                                        $10,834        $10,866
                                                         ======         ======

Note H - Cumulative Preferred Stock


A summary of cumulative preferred stock at December 31, 1995 and 1994 is as follows (in thousands of dollars except for share data):

                           Shares
                          Authorized                                          Dividends Call
                        and Outstanding        Amount    Declared   Price
                        ---------------        ------  ------------ -----
                            1995     1994   1995    1994   1995    1994
                            ----     ----   ----    ----   ----    ----  -----
$100 Par value
 6.00% Series             75,020   75,020 $7,502  $7,502   $451    $458     (a)
 4.56% Series            100,000  100,000 10,000  10,000    456     456$104.08
 4.60% Series             80,140   80,140  8,014   8,014    368     368 101.00
 4.64% Series            100,000  100,000 10,000  10,000    464     464 102.56
 6.08% Series            100,000  100,000 10,000  10,000    608     608 102.34
 7.24% Series            150,000  150,000 15,000  15,000  1,086   1,086 103.06
                         -------  ------- ------  ------  -----   -----
 Total                   605,160  605,160$60,516 $60,516 $3,433  $3,440

(a) Noncallable.

The annual dividend requirement for total cumulative preferred stock was $3,433,000 for
1995 and 1994.

Note I - Long-term Debt

A summary of long-term debt is as follows:
At December 31, (In Thousands)

Series       Rate %       Maturity                       1995        1994
- -----------------------------------------------------------------------------
General and Refunding Mortgage Bonds:
W(93-3)      5.12         February 2, 1996             $5,000      $5,000
W(93-8)      5.06         February 5, 1996              5,000       5,000
Y(94-3)      8.10         December 22, 1997             3,000       3,000
W(93-2)      6.17         February 2, 1998              4,300       4,300
W(93-4)      6.14         February 2, 1998              1,300       1,300
W(93-5)      6.17         February 3, 1998              5,000       5,000
W(93-7)      6.10         February 4, 1998             10,000      10,000
W(93-9)      6.04         February 4, 1998             29,400      29,400
Y(94-4)      8.28         December 21, 1999            10,000      10,000
W(93-6)      6.58         February 10, 2000             5,000       5,000
Y(95-1)      7.94         February 14, 2000             5,000
Y(95-2)      7.93         February 14, 2000            10,000
Y(95-3)      7.40         March 21, 2000               10,000
Y(95-4)      6.69         June 5, 2000                 25,000
W(93-1)      7.00         February 3, 2003             25,000      25,000
Y(94-2)      8.33         November 8, 2004             10,000      10,000
K            7.25         October 15, 2015             38,500      38,500
L            7.80         April 1, 2016                29,850      29,850
X            variable     March 1, 2018                79,250      79,250
R            variable     November 1, 2020            117,850     107,850
S            variable     November 1, 2020             20,750      20,750
T            variable     November 1, 2020             18,000      28,000
U            8.00         August 1, 2022              170,000     170,000
V            variable     October 1, 2022             106,150     106,150
Y(94-1)      8.53         September 20, 2024            5,000       5,000
Unamortized discounts                                  (2,910)     (2,884)
                                                     --------    --------
Total long-term debt                                  745,440     695,466
                                                     ========    ========
Long-term debt due in one year                                    (10,000)
                                                     --------    --------
                                                     $735,440    $695,466
                                                     ========    ========

Substantially all of the properties and franchises of the Company are subject to the lien of the mortgage indentures under which the general and refunding mortgage bonds have been issued.

The Company will make cash payments of $10 million in 1996, $3 million in 1997, $50 million in 1998, $10 million in 1999, and $55 million in 2000 to retire maturing mortgage bonds.

The terms of $342 million of variable rate pollution control revenue bonds (PCRBs) collateralized by the Company's mortgage bonds require the Company to reacquire the bonds under certain limited circumstances. At December 31, 1995, interest rates on the Company's variable rate bonds ranged from 3.35 percent to 6.00 percent. To date in 1996, the Company has issued $40 million of additional variable rate PCRBs to refinance $10 million of Series T bonds and $30 million of Series L bonds.

At December 31, 1995, the Company's long-term debt had a carrying value of $745,000,000 and had a fair value of approximately $785,000,000. The fair value of debt that reprices frequently at market rates approximates carrying value. For all other debt, the fair market value of the Company's long-term debt was estimated based on the quoted prices for similar issues or on the current rates offered to the Company for debt of the same remaining maturity.


Note J - Restrictions on Retained Earnings Available for Dividends on Common
Stock

Pursuant to the provisions of the Articles of Organization and the By-Laws relating to the Dividend Series Preferred Stock, certain restrictions on payment of dividends on common stock would come into effect if the "junior stock equity" was, or by reason of payment of such dividends became, less than 25 percent of "Total capitalization." However, the junior stock equity at December 31, 1995 was 52 percent of total capitalization, including long-term debt due in one year, and, accordingly, none of the Company's retained earnings at December 31, 1995 were restricted as to dividends on common stock under the foregoing provisions.

Under restrictions contained in the indentures relating to general and refunding mortgage bonds (Series K), none of the Company's retained earnings at December 31, 1995 were restricted as to dividends on common stock. However, a portion of the Company's retained earnings (less than $20 million) may be restricted due to regulatory requirements related to hydroelectric licensed projects.

Note K - Supplementary Income Statement Information

Advertising expenses, expenditures for research and development, and rents were not material and there were no royalties paid in 1995, 1994, or 1993. Taxes, other than income taxes, charged to operating expenses are set forth by classes as follows:


Year Ended December 31, (In Thousands) 1995     1994     1993
                                       ----     ----     ----
Municipal property taxes                      $49,807            $46,506    $44,124
Federal and state payroll and other taxes       8,909              7,894      7,807
                                              -------            -------    -------
                                              $58,716            $54,400    $51,931

New England Power Service Company, an affiliated service company operating pursuant to the provisions of Section 13 of the Public Utility Holding Company
Act of 1935, furnished services to the Company at the cost of such services.
These costs amounted to $103,529,000, $103,961,000, and $94,366,000, including capitalized construction costs of $24,671,000, $22,396,000, and $20,335,000, for each of the years 1995, 1994, and 1993, respectively.

New England Power Company
Operating Statistics (Unaudited)

Year Ended December 31,           1995      1994      1993      1992      1991
                                  ----      ----      ----      ----      ----
Sources of Energy (Thousands of kWh)
Net generation   thermal    11,547,85610,971,31911,621,03812,087,77513,569,122
Net generation   conventional
  hydro                      1,257,533 1,352,600 1,253,925 1,212,155 1,507,656
Generation   pumped storage    519,931   525,653   548,358   530,796   498,895
Net generation   nuclear     1,812,468 1,767,959 1,696,677 1,592,340 1,033,332
Nuclear entitlements         1,278,598 2,535,534 2,196,998 2,214,976 2,713,947
Purchased energy from
  non-affiliates (B)         8,857,842 8,674,191 7,800,975 7,287,856 6,323,144
Energy for pumping            (716,279) (723,352) (750,784) (738,364) (685,659)
                            --------------------------------------------------
   Total generated and
    purchased               24,557,94925,103,90424,367,18724,187,53424,960,437
Losses, company use, etc.     (690,626) (635,695) (548,228) (632,850) (589,001)
                            --------------------------------------------------
   Total sources of energy  23,867,32324,468,20923,818,95923,554,68424,371,436

Sales of Energy (Thousands of kWh)
Resale:
Affiliated companies        22,338,30122,182,76121,858,49121,497,99321,496,098
 Less   generation by
  affiliated Company (A)       (64,035)   (5,781)   (4,506)  (83,753) (162,844)
                            --------------------------------------------------
   Net sales to affiliated
    companies               22,274,26622,176,98021,853,98521,414,24021,333,254
Other utilities (B)            947,537 1,731,225 1,528,686 1,705,591 2,613,034
Municipals                     633,970   551,866   426,525   415,659   411,171
                            --------------------------------------------------
   Total sales for resale   23,855,77324,460,07123,809,196         23,535,490      24,357,459
Ultimate customers              11,550     8,138     9,763    19,194    13,977
                            --------------------------------------------------
   Total sales of energy    23,867,32324,468,20923,818,95923,554,68424,371,436

Operating Revenue (In Thousands)
Revenue from electric sales
Resale:
Affiliated companies        $1,498,848$1,448,503$1,459,619$1,450,831$1,384,222
 Less   G and T
  credits (A)                  (43,532)  (32,346)  (26,001)  (38,697)  (50,961)
   Net sales to affiliated
    companies                1,455,316 1,416,157 1,433,618 1,412,134 1,333,261
Other utilities (B)             41,193    56,306   52,695    55,156     76,162
Municipals                      37,036    32,055    27,574   26,980     25,755
                            --------------------------------------------------
   Total revenue from
     sales for resale        1,533,545 1,504,518 1,513,887 1,494,270 1,435,178
Ultimate customers                 945       606      752     1,399      1,097
                            ---------------------------------------- ---------
   Total revenue from
    electric sales           1,534,490 1,505,1241,514,639  1,495,669 1,436,275
Other operating revenue         36,049    35,633    34,375    35,206    36,016
                            --------------------------------------------------
   Total operating revenue  $1,570,539$1,540,757$1,549,014$1,530,875$1,472,291

Annual Maximum Demand
(kW   one hour peak)         4,381,000 4,385,000 4,081,0003,964,000  4,250,000

(A)                              The generation and transmission facilities of affiliates are operated as an integrated part of the Company's power supply and the affiliates receive generation and transmission (G and T) credits against their power bills for costs of facilities so integrated.
(B)Includes transactions with the New England Power Pool.

New England Power Company
Selected Financial Information

Year Ended December 31, (In Millions)      1995    1994   1993     1992   1991
                                           ----    ----   ----     ----   ----
Operating revenue:
 Electric sales
  (excluding fuel cost recovery)           $941    $942   $939     $907   $861
 Fuel cost recovery                         594     563    576      589    575
Other                                                36     36       34     35        36
                                         ------  ------ ------   ------ ------
Total operating revenue                  $1,571  $1,541 $1,549   $1,531 $1,472
Net income                                 $151    $149   $141     $134   $135
Total assets                             $2,648  $2,613 $2,441   $2,387 $2,277
Capitalization:
 Common equity                             $889    $877   $850     $825   $797
 Cumulative preferred stock                  61      61     61       86     86
 Long-term debt                             735     695    667      666    730
                                         ------  ------ ------   ------ ------
Total capitalization                     $1,685  $1,633 $1,578   $1,577 $1,613
Preferred dividends declared                 $3      $3     $5       $6     $6
Common dividends declared                  $135    $119   $111     $100   $116


Selected Quarterly Financial Information (Unaudited)

                                       First      Second      Third     Fourth
(In Thousands)                        Quarter    Quarter    Quarter    Quarter
                                      -------    -------    -------    -------
1995
Operating revenue                    $391,118   $378,177   $421,935   $379,309
Operating income                      $40,089    $33,454    $69,669    $42,201
Net income                            $30,982    $27,689    $61,684    $31,072

1994
Operating revenue                    $399,574   $356,488   $419,555   $365,140
Operating income                      $56,873    $32,192    $55,217    $26,239
Net income                            $49,189    $26,182    $49,818    $24,184


Per share data is not relevant because the Company's common stock is wholly-owned by New
England Electric System.

A copy of New England Power Company's Annual Report on Form 10-K to the Securities and
Exchange Commission for the year ended December 31, 1995 will be available on or about
April 1, 1996, without charge, upon written request to New England Power Company,
Shareholder Services Department, 25 Research Drive, Westborough, Massachusetts 01582.