Form 10-K405/A, Exhibit 13
period 1995-12-31
NEW ENGLAND ELECTRIC SYSTEM; MASSACHUSETTS ELECTRIC CO; NARRAGANSETT ELECTRIC CO; NEW ENGLAND POWER CO
filed 1996-04-02
CIK 71297, 63073, 69659, 71337

Annual Report 1995
Massachusetts Electric Company

A Subsidiary of
New England Electric System












                              [LOGO] Massachusetts Electric
                              A NEES Company

Massachusetts Electric Company
25 Research Drive,
Westborough, Massachusetts  01582

Directors
(As of December 31, 1995)

Urville J. Beaumont
Treasurer and Director, Beaumont and Campbell, P.A. (Attorneys), Salem, New Hampshire

Joan T. Bok
Chairman of the Board of New England Electric System

Sally L. Collins
Director, Workplace Health Services, Greenfield, Massachusetts

John H. Dickson
President and Chief Executive Officer of the Company

Dr. Kalyan K. Ghosh
President, Worcester State College

Charles B. Housen
Chairman and President, Erving Industries, Erving, Massachusetts

Patricia McGovern
Of Counsel, Goulston and Storrs, P.C., Boston, Massachusetts

John F. Reilly
President and Chief Executive Officer of Fred C. Church, Inc., Lowell, Massachusetts

John W. Rowe
President and Chief Executive Officer of New England Electric System

Richard P. Sergel
Chairman of the Company and Vice President of New England Electric System

Richard M. Shribman
Treasurer, Norick Realty Corporation, Salem, Massachusetts

Roslyn M. Watson
President, Watson Ventures, Boston, Massachusetts

Officers
(As of December 31, 1995)

Richard P. Sergel
Chairman of the Company and Vice President of New England Electric System

John H. Dickson
President and Chief Executive Officer

John C. Amoroso
Vice President

Eric P. Cody
Vice President

Peter H. Gibson
Vice President

Gregory A. Hale
Vice President

Cheryl A. LaFleur***
Vice President

Charles H. Moser
Vice President

Lydia M. Pastuszek
Vice President of the Company and President of an affiliate

Anthony C. Pini
Vice President

Thomas E. Rogers**
Vice President

Christopher E. Root
Vice President

Nancy H. Sala
Vice President

Dennis E. Snay
Vice President

Michael E. Jesanis
Treasurer of the Company and of New England Electric System

Robert King Wulff
Clerk of the Company and of certain
affiliates

Howard W. McDowell
Controller and Assistant Treasurer of
the Company and Controller of certain affiliates

Frederic E. Greenman*
Assistant Clerk and General Counsel of the Company and Senior Vice President, General Counsel, and Secretary of New England Electric System

Thomas G. Robinson**
Assistant Clerk and General Counsel of the Company

* retired December 31, 1995
** elected effective December 31, 1995
*** resigned effective December 31, 1995

Transfer Agent, Dividend Paying Agent, and Registrar of Preferred Stock State Street Bank and Trust Company, Boston, Massachusetts

This report is not to be considered an offer to sell or buy or solicitation of an offer to sell or buy any security.

Massachusetts Electric Company

  Massachusetts Electric Company is a wholly-owned subsidiary of New England Electric System operating in Massachusetts. The Company's business is the distribution and sale of electricity at retail. Electric service is provided to approximately 950,000 customers in 146 cities and towns having a population of approximately 2,160,000 (1990 Census). The Company's service area covers approximately 43 percent of Massachusetts. The cities and towns served by the Company include the highly diversified commercial and industrial cities of Worcester, Lowell, and Quincy, the Interstate 495 high technology belt, suburban communities, and many rural towns. The principal industries served include computer manufacturing and related businesses, electrical and industrial machinery, plastic goods, fabricated metals and paper, and chemical products. In addition, a broad range of professional, banking, medical, and educational institutions is served. There are a number of proposals that would increase competition in the electric utility industry and result in customers having a choice of power suppliers (see "Financial Review").

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

Boston, Massachusetts         COOPERS & LYBRAND L.L.P.
March 1, 1996

Massachusetts Electric Company
Financial Review

Overview

  Net income for 1995 decreased $6 million. Although the Company experienced growth in sales and reduced operation and maintenance costs, such increases in income were more than offset by increased purchased power costs, increased interest expense and a decrease in revenue due to the operation of the Company's purchased power adjustment (PPCA) mechanism.

  Net income for 1994 increased by $11 million compared with 1993. The increase was primarily due to the inclusion in 1993 of one-time charges associated with an early retirement program and the establishment of additional gas waste reserves. In addition, the increase in 1994 earnings
reflects increased kilowatt-hour (kWh) sales.   These factors were partially
offset by increased operation and maintenance expenses excluding the effect of the one-time charges discussed above.

Competitive Conditions

  The electric utility business is being subjected to rapidly increasing competitive pressures, stemming from a combination of trends, including the presence of surplus generating capacity, a disparity in electric rates among regions of the country, improvements in generation efficiency, increasing demand for customer choice, and new regulations and legislation intended to foster competition. To date, this competition has been most prominent in the bulk power market, in which non-utility generators have significantly increased their market share. Electric utilities have had exclusive franchises for the retail sale of electricity in specified service territories. As a result, competition in the retail market has been limited to (i) competition with alternative fuel suppliers, primarily for heating and cooling, (ii) competition with customer-owned generation, and (iii) direct competition among electric utilities to attract major new facilities to their service territories. These competitive pressures have led the Company and other utilities to offer, from time to time, special discounts or service packages to certain large customers.

  In states across the country, including Massachusetts, there have been an increasing number of proposals to allow retail customers to choose their electricity supplier, with incumbent utilities required to deliver that electricity over their transmission and distribution systems (also known as "retail wheeling"). If electric customers were allowed to choose their electricity supplier, the Company's role would change and it would provide only distribution services. Power would be provided by power generators and marketers, which could be either affiliated or non-affiliated companies. In these competitive circumstances, utilities across the country that operate generation plants, such as the Company's affiliate, New England Power Company
(NEP), would face the risk that market prices may not be sufficient to recover the costs of the commitments incurred to supply customers under a regulated industry structure. The amount by which costs exceed market prices is commonly referred to as "stranded costs."

  The Company purchases electricity on behalf of its customers under a wholesale all-requirements contract with NEP. NEP derives approximately 72 percent of its electric sales revenues from sales to the Company.

Choice: New England

  In October 1995, the New England Electric System (NEES) companies announced a plan to allow all customers of electric utilities in Massachusetts, Rhode Island, and New Hampshire to choose their power supplier beginning in 1998. The plan, Choice: New England, was developed in response to 1995 decisions by the Massachusetts Department of Public Utilities (MDPU) and the Rhode Island

Public Utilities Commission that approved a set of principles for industry restructuring. These principles include allowing utilities the opportunity to recover stranded costs. Choice: New England was formally filed with the MDPU in February 1996.

  Under Choice: New England, the Company would no longer sell electricity to its customers. Instead, customers would purchase electricity from a supplier of their choice, with the Company remaining responsible for providing distribution services to customers under regulated rates. Transmission services would be provided by a new affiliate of the Company, which would be formed by NEES to provide comparable service across the NEES companies' transmission system.

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

  Under Choice: New England, the Company's wholesale contract with NEP would be terminated. In return, Choice: New England proposes that the cost of NEP's past generation commitments be recovered from the Company and its retail affiliates through a contract termination charge. The Company would, in turn, seek to recover the payments to NEP through a wires access or transition charge to retail customers. Those commitments primarily consist of (i) generating plant commitments, (ii) regulatory assets, (iii) purchased power contracts, and (iv) the operating cost of nuclear plants which cannot be mitigated by shutting down the plants (otherwise referred to as "nuclear costs independent of operation"). The portion of these commitments incurred by NEP to serve the Company's customers is currently estimated at approximately $3 billion on a present value basis. Sunk costs associated with utility generating plants, such as past capital investments, and regulatory assets would be recovered over ten years. Purchased power contract costs and nuclear costs independent of operation would be recovered as incurred over the life of those obligations, a period expected to extend beyond ten years. The access charge would be set at three cents per kWh for the first three years. Thereafter, the access charge would vary, but is expected to decline. The provisions of Choice: New England, including the proposed access charge, are subject to state approval and Federal Energy Regulatory Commission (FERC) approval.

  In March 1996, the Company filed a request with the MDPU to allow the implementation of two pilot programs to test the plan. The first would allow certain high technology customers in Massachusetts representing 1 percent of the NEES companies' retail sales to have direct access to alternative power suppliers beginning in July 1996. The second would allow residential and small business customers in Massachusetts representing 0.5 percent of the NEES companies' retail sales to have direct access beginning September 1, 1996.

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

Other Legislative and Regulatory Initiatives

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

Risk Factors

  The major risk factors affecting the Company relate to the possibility of adverse regulatory decisions or legislation which limit the level of revenues the Company is allowed to charge for its services. The Company's all-requirements purchased power contract with NEP requires either party to give seven years notice prior to terminating the contract. Termination of the contract would create stranded costs at NEP that NEP would seek to recover from the Company pursuant to the contract. In that event, the Company would seek recovery of such stranded costs from its customers. However, there is no assurance that the final restructuring plans ordered by state regulatory bodies or state legislatures will include provisions that allow the Company to fully recover any stranded costs passed on to the Company by NEP. In such an event, the Company could be faced with a significant amount of costs being billed to it by NEP that the Company could not fully recover from retail customers, for which the Company would seek a remedy in the courts. In addition, there is no assurance that any performance incentive system, which regulators might ultimately adopt with respect to the Company's distribution activities, would allow the Company to fully recover prudently incurred costs and earn a reasonable return on investment.

  Historically, electric utility rates have been based on a utility's costs. As a result, electric utilities are subject to certain accounting standards that are not applicable to other business enterprises in general. Financial Accounting Standards No. 71, Accounting for the Effects of Certain Types of Regulation (FAS 71), requires regulated entities, in appropriate circumstances, to establish regulatory assets and liabilities, and thereby defer the income statement impact of certain costs that are expected to be recovered in future rates. The effects of regulatory, legislative, or utility initiatives could, in the near future, cause all or a portion of the Company's operations to cease meeting the criteria of FAS 71. In that event, the application of FAS 71 to such operations would be discontinued and a non-cash write-off of previously established regulatory assets and liabilities related to such operations would be required. At December 31, 1995, the Company had pre-tax regulatory assets (net of regulatory liabilities) of approximately $54 million. If competitive or regulatory change should cause a substantial revenue loss, a write-down of plant assets could be required pursuant to

Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (FAS 121). In addition, FAS 121 requires that all regulatory assets, which must have a high probability of recovery to be initially established, must continue to meet that high probability standard to avoid being written off. FAS 121, which is effective for the Company in January 1996, is not expected to have a material adverse impact on the financial condition or results of operations upon adoption, based on the current regulatory environment in which the Company operates. However, the impact in the future may change as competitive factors and potential restructuring influence the electric utility industry. For further discussion, see Note B.

Rate Activity

  The MDPU approved a $31 million increase to base rates for the Company effective October 1, 1995.

  In 1993, the MDPU approved a rate agreement filed by the Company, the Massachusetts Attorney General, and two groups of large commercial and industrial customers. Under the agreement, effective December 1, 1993, the Company implemented an 11 month general rate decrease of $26 million (annual basis). This rate reduction continued in effect through October 31, 1994, at which time rates increased to the previously approved levels. The agreement also provided for the recognition of electricity delivered but not yet billed (unbilled revenues) for accounting purposes. Unbilled revenues at September 30, 1993 of approximately $35 million were amortized to income over 13 months ending December 1994. The agreement further provided for rate discounts for large commercial and industrial customers who signed agreements to give a five-year notice to the Company before they purchase power from another supplier or generate any additional power themselves. In addition, commencing in 1995, the cost of these discounts is being passed on to NEP as a result of a NEP rate settlement that was approved by the FERC in early 1995.

  The 1993 agreement also resolved all rate recovery issues associated with environmental remediation costs of Massachusetts manufactured gas waste sites formerly owned by the Company and its affiliates, as well as certain other environmental cleanup costs (see "Hazardous Waste" section).

Demand-Side Management (DSM)

  The Company has received approval from the MDPU to recover DSM program expenditures in rates on a current basis. These expenditures were $53 million, $59 million, and $47 million in 1995, 1994, and 1993, respectively. Since 1990, the Company has been allowed to earn incentives based on the results of its DSM programs. The Company recorded before-tax incentives of $5.1 million, $7.1 million, and $6.7 million in 1995, 1994, and 1993, respectively.

Operating Revenue

  The following table summarizes the changes in operating revenue:

             Increase (Decrease) in Operating Revenue
- ------------------------------------------------------------------------------
(In Millions)                                              1995           1994
- ------------------------------------------------------------------------------
Sales growth                                                $11            $12
Fuel recovery                                                38            (16)
PPCA mechanism                                              (11)             7
Rate changes/service extension discount (SEDs)               26            (22)
Unbilled revenues recognized under rate agreement           (32)            21
DSM recovery                                                 (8)            12
                                                            ---            ---
                                                            $24            $14

  In 1995, kWh sales increased by 0.9 percent compared with a 1.8 percent increase in 1994. Peak demand billing levels to commercial and industrial customers increased by 2.0 percent in 1995 while remaining flat between 1994 and 1993. The increase in kWh sales in 1995 reflects a warmer summer and a return to more normal weather conditions in the fourth quarter of 1995, partially offset by mild weather in the first quarter of 1995.

  The Company's rates contain a fuel clause and a PPCA provision. These mechanisms are designed to allow the Company to pass on to its customers changes in purchased energy costs resulting from rate increases or decreases by NEP. The PPCA mechanism is also designed to pass on to customers the effects of NEP's seasonal rates. Although the Company experienced an increase in purchased power costs in 1995, NEP's seasonal rates reduced the impact of this increase. The passback to customers of this benefit is reflected as a reduction in revenues under the PPCA mechanism.

  Rate changes in 1995 reflect the November 1994 expiration of a temporary rate decrease, as well as a general rate increase, that went into effect on October 1, 1995.

  Unbilled revenues recognized under the Company's rate agreement reflect the Company's completion of the recognition of $35 million of unbilled revenues over a 13 month period that ended in December 1994 in accordance with an October 1993 rate agreement.

Operating Expenses

  The following table summarizes the changes in operating expenses:


            Increase (Decrease) in Operating Expenses
- ------------------------------------------------------------------------------
(In Millions)                                              1995           1994
- ------------------------------------------------------------------------------
Purchased electric energy:
  Fuel costs                                                $38           $(16)
  SED reimbursements                                         (9)
  Purchases and demand charges from NEP                      10              4
  NEP refunds                                                                4
Other operation and maintenance:
  DSM                                                        (6)            11
  Other                                                      (9)           (17)
Depreciation                                                  2              2
Taxes                                                        (1)            13
                                                            ---            ---
                                                            $25             $1

  The 1995 increase in fuel costs from NEP reflects decreased nuclear generation due to overhauls and decreased hydro production resulting from low water levels. The decrease in the fuel cost component of purchased power in 1994 includes a decrease in the amount of New England Energy Incorporated's
(NEEI) costs passed through by NEP. NEEI is an affiliated company involved in oil and gas exploration and development.

  The reduction in other operation and maintenance expenses in 1995 reflects decreased distribution line-related expenses. This decrease was partially offset by increased postretirement benefit expenses commensurate with additional amounts being recovered from customers.

  The decrease in other operation and maintenance expenses in 1994 was primarily the result of one-time charges in 1993 of $26 million for the establishment of additional gas waste reserves and $13 million associated with an early retirement program, partially offset by the effects, in 1993, of the Company's rate agreement which allowed recovery of amounts previously charged to expense (see "Rate Activity" section). Other operation and maintenance expenses in 1994 also included increased computer system development costs, increased postretirement benefit expenses, and general increases in other areas.

  The decrease in taxes in 1995 was primarily due to decreased income, partially offset by increased municipal property taxes. The increase in taxes in 1994 reflects increased income and increased municipal property taxes.


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

  The Company has been named as a potentially responsible party (PRP) by either the U.S. Environmental Protection Agency or the Massachusetts Department of Environmental Protection for 18 sites at which hazardous waste is alleged to have been disposed. Private parties have also contacted or initiated legal proceedings against the Company regarding hazardous waste cleanup. The most prevalent types of hazardous waste sites with which the Company has been associated are manufactured gas locations. The Company is aware of approximately 35 such locations in Massachusetts (including seven of the 18 locations for which the Company is a PRP). The Company is currently aware of other sites, and may in the future become aware of additional sites, that it may be held responsible for remediating.

  In 1993, the MDPU approved a rate agreement filed by the Company (see "Rate Activity" section) that allows for remediation costs of former manufactured gas sites and certain other hazardous waste sites located in Massachusetts to be met from a non-rate-recoverable, interest-bearing fund of $30 million established on the Company's books in 1993. Rate-recoverable contributions of $3 million, adjusted for inflation, are added to the fund annually in accordance with the agreement. Any shortfalls in the fund would be paid by the Company and be recovered through rates over seven years.

  Predicting the potential costs to investigate and remediate hazardous waste sites continues to be difficult. There are also significant uncertainties as to the portion, if any, of the investigation and remediation costs of any particular hazardous waste site that may ultimately be borne by the Company. Where appropriate, the Company intends to seek recovery from its insurers and from other PRPs, but it is uncertain whether, and to what extent, such efforts will be successful. At December 31, 1995, the Company had total reserves for environmental response costs of $39 million and a related regulatory asset of $16 million. The Company believes that hazardous waste liabilities for all sites of which it is aware, and which are not covered by a rate agreement, are not material to its financial position.

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

Utility Plant Expenditures and Financing

  Cash expenditures for utility plant totaled $90 million in 1995. The funds necessary for utility plant expenditures during 1995 were primarily provided by net cash from operating activities, after the payment of dividends, long-term debt issues, and capital contributions from NEES. Cash expenditures for utility plant for 1996 are estimated to be approximately $105 million. Internally generated funds are expected to meet approximately 70 percent of capital expenditure requirements in 1996.

  In 1995, the Company issued $88 million of first mortgage bonds, bearing interest rates ranging from 6.72 percent to 8.46 percent. The Company plans to issue $20 million of long-term debt in 1996 to fund capital expenditures.

  At December 31, 1995, the Company had $55 million of short-term debt outstanding including $54 million of commercial paper borrowings and $1 million of borrowings from affiliates. As of December 31, 1995, the Company had lines of credit with banks totaling $90 million which are available to provide liquidity support for commercial paper borrowings and other corporate purposes. There were no borrowings under these lines of credit at December 31,1995.

March 25, 1996

Massachusetts Electric Company
Statements of Income

Year Ended December 31, (In Thousands)          1995      1994 1993
                                      ----      ----      ----
Operating revenue                           $1,505,676          $1,482,070          $1,468,540
                                            ----------          ----------          ----------
Operating expenses:
 Purchased electric energy, principally
  from New England Power Company,
  an affiliate                               1,113,673           1,074,402           1,081,918
 Other operation                               206,660             215,794             229,438
 Maintenance                                    29,525              35,502              28,168
 Depreciation                                   44,829              42,775              40,848
 Taxes, other than income taxes                 30,022              28,664              26,527
 Income taxes                                   19,297              22,265              11,055
                                            ----------          ----------          ----------
   Total operating expenses                  1,444,006           1,419,402           1,417,954
                                            ----------          ----------          ----------
Operating income                                61,670              62,668              50,586

Other income (expense), net                       (541)               (995)                (64)
                                            ----------          ----------          ----------
   Operating and other income                   61,129              61,673              50,522
                                            ----------          ----------          ----------
Interest:
 Interest on long-term debt                     25,901              20,967              23,403
 Other interest                                  6,784               6,366               3,638
 Allowance for borrowed funds used during
  construction   credit                           (657)               (386)               (298)
                                            ----------          ----------          ----------
   Total interest                               32,028              26,947              26,743
                                            ----------          ----------          ----------
Net income                                     $29,101             $34,726             $23,779
                                            ==========          ==========          ==========


Statements of Retained Earnings

Year Ended December 31, (In Thousands)            1995                1994                1993
                                                  ----                ----                ----
Retained earnings at beginning of year        $136,911            $135,276            $134,670
Net income                                      29,101              34,726              23,779
Dividends declared on cumulative
 preferred stock                                (3,114)             (3,114)             (3,772)
Dividends declared on common
 stock, $5.25, $12.50, and $7.75
 per share, respectively                       (12,590)            (29,977)            (18,585)
Premium on redemption of preferred stock                                                  (816)
                                              --------            --------            --------
Retained earnings at end of year              $150,308            $136,911            $135,276
                                              ========            ========            ========

The accompanying notes are an integral part of these financial statements.

Massachusetts Electric Company
Balance Sheets

At December 31, (In Thousands)              1995          1994
Assets                                   ----------     ----------

Utility plant, at original cost                   $1,420,069    $1,346,824
Less accumulated provisions for depreciation         399,711       373,501
                                                  ----------    ----------
                                                   1,020,358       973,323
Construction work in progress                         21,118        22,672
                                                  ----------    ----------
   Net utility plant                               1,041,476       995,995
                                                  ----------    ----------
Current assets:
Cash                                                   1,840         1,225
Accounts receivable:
 From sales of electric energy                       160,795       137,431
 Other (including $1,776 and $6,609
 from affiliates)                                      3,527        36,022
   Less reserves for doubtful accounts                12,544        10,394
                                                  ----------    ----------
                                                     151,778       163,059
 Unbilled revenues (Note A-3)                         49,800        42,800
 Materials and supplies, at average cost              10,602        11,524
 Prepaid and other current assets                     22,514        21,583
                                                  ----------    ----------
   Total current assets                              236,534       240,191
                                                  ----------    ----------
Deferred charges and other assets (Note B)            65,090        59,536
                                                  ----------    ----------
                                                  $1,343,100    $1,295,722
                                                  ==========    ==========
Capitalization and Liabilities

Capitalization:
 Common stock, par value $25 per share,
  authorized and outstanding 2,398,111 shares        $59,953       $59,953
 Premiums on capital stocks                           45,862        45,862
 Other paid-in capital                               155,310       141,310
 Retained earnings                                   150,308       136,911
                                                  ----------    ----------
   Total common equity                               411,433       384,036
 Cumulative preferred stock (Note G)                  50,000        50,000
 Long-term debt                                      353,267       265,631
                                                  ----------    ----------
   Total capitalization                              814,700       699,667
                                                  ----------    ----------
Current liabilities:
 Long-term debt due in one year                                     35,000
 Short-term debt (including $1,000 and $8,650
  to affiliates)                                      55,450        81,820
 Accounts payable (including $165,515 and
  $157,076 to affiliates)                            181,943       182,102
 Accrued liabilities:
  Taxes                                                7,371           906
  Interest                                             9,502         7,945
  Other accrued expenses (Note F)                     17,136        27,132
 Customer deposits                                     4,633         4,985
 Dividends payable                                     1,977        13,968
                                                  ----------    ----------
   Total current liabilities                         278,012       353,858
                                                  ----------    ----------
Deferred federal and state income taxes              184,575       176,913
Unamortized investment tax credits                    17,684        18,816
Other reserves and deferred credits                   48,129        46,468
Commitments and contingencies (Note D)
                                                  ----------    ----------
                                                  $1,343,100    $1,295,722
                                                  ==========    ==========

The accompanying notes are an integral part of these financial statements.

Massachusetts Electric Company
Statements of Cash Flows

Year Ended December 31, (In Thousands)   1995     1994      1993
Operating activities:                    ----     ----      ----
Net income                                      $29,101          $ 34,726            $ 23,779
Adjustments to reconcile net income
  to net cash provided by operating
  activities:
 Depreciation                                    44,829            42,775              40,848
 Deferred income taxes and
  investment tax credits, net                     6,666            28,909               3,126
 Allowance for borrowed funds
  used during construction                         (657)             (386)               (298)
 Amortization of unbilled revenues                                (32,300)             (2,700)
 Early retirement program                                                               7,665
 Decrease (increase) in accounts
  receivable, net and unbilled revenues           4,281            (7,580)            (46,434)
 Decrease (increase) in materials and
  supplies                                          922              (923)               (682)
 Decrease (increase) in prepaid and
  other current assets                             (931)           (1,593)              6,229
 Increase (decrease) in accounts payable           (159)            3,985              (9,112)
 Increase (decrease) in other current
  liabilities                                    (2,326)          (10,379)             32,507
 Other, net                                      (2,340)          (12,982)             14,723
                                                -------           -------             -------
   Net cash provided by operating
   activities                                   $79,386           $44,252             $69,651
                                                -------           -------             -------

Investing activities:

Plant expenditures, excluding allowance
 for funds used during construction            $(89,735)         $(94,105)           $(80,473)
Other investing activities                       (1,972)           (4,892)
                                                -------           -------             -------
   Net cash used in investing
   activities                                  $(91,707)         $(98,997)           $(80,473)
                                                -------           -------             -------

Financing activities:

Capital contributions from parent               $14,000                               $50,572
Dividends paid on common stock                  (24,580)         $(21,584)            (19,185)
Dividends paid on preferred stock                (3,114)           (3,114)             (3,850)
Changes in short-term debt                      (26,370)           43,895              (7,775)
Long-term debt   issues                          88,000            36,000             116,000
Long-term debt   retirements                    (35,000)                             (117,000)
Preferred stock   issues                                                               35,000
Preferred stock   retirements                                                         (35,000)
Premium on reacquisition of long-term debt                                             (7,089)
Premium on redemption of preferred stock                                                 (816)
                                                -------           -------             -------
   Net cash provided by financing
   activities                                   $12,936           $55,197             $10,857
                                                -------           -------             -------
Net increase in cash and cash equivalents          $615              $452                 $35
Cash and cash equivalents at beginning
 of year                                          1,225               773                 738
                                                -------           -------             -------
Cash and cash equivalents at end of year         $1,840            $1,225                $773
                                                =======           =======             =======
Supplementary information:

Interest paid less amounts capitalized          $29,130           $24,562             $25,220
                                                -------           -------             -------
Federal and state income taxes paid
 (refunded)                                     $(8,026)           $1,645             $12,090
                                                -------           -------             -------

The accompanying notes are an integral part of these financial statements.

Massachusetts Electric Company
Notes to Financial Statements

Note A - Significant Accounting Policies

1.  Nature of Operations:

The Company is a wholly-owned subsidiary of New England Electric System (NEES) operating in Massachusetts. The Company's business is the distribution and sale of electricity at retail. Electric service is provided to approximately 950,000 customers in 146 cities and towns having a population of approximately 2,160,000 (1990 Census). The Company's service area covers approximately 43 percent of Massachusetts. The properties of the Company consist principally of substations and distribution lines interconnected with transmission and other facilities of New England Power Company (NEP), an affiliate. The Company purchases all of its electric energy requirements from NEP under a contract which obligates NEP to furnish such requirements at its standard resale rate. This contract requires either party to give seven years notice prior to terminating the contract.

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

3.  Electric Sales Revenue:

The Company, pursuant to a 1993 rate agreement, began accruing revenues for electricity delivered but not yet billed (unbilled revenues). Unbilled revenues at December 31, 1995, 1994, and 1993 were $50 million, $43 million, and $43 million, respectively of which $7 million, $32 million, and $11 million were recognized in income in the respective years. Included in these income amounts are $32 million in 1994 and $3 million in 1993 which represent amortization of the initial effect of recording unbilled revenues in accordance with the rate agreement. Accrued revenues are also recorded in accordance with rate adjustment mechanisms.

4.  Allowance for Funds Used During Construction (AFDC):

The Company capitalizes AFDC as part of construction costs. AFDC represents an allowance for the cost of funds used to finance construction. AFDC is capitalized in "Utility plant" with offsetting non-cash credits to "Interest." This method is in accordance with an established rate-making practice under which a utility is permitted a return on, and the recovery of, prudently incurred capital costs through their ultimate inclusion in rate base and in the provision for depreciation. The composite AFDC rates were 6.0 percent, 4.8 percent, and 3.5 percent, in 1995, 1994, and 1993, respectively.

5.  Depreciation:

Depreciation is provided annually on a straight-line basis. The provision for depreciation as a percentage of weighted average depreciable property was 3.3 percent in each of the years 1995, 1994, and 1993.

6.  Cash:

The Company classifies short-term investments with a maturity of 90 days or less at time of purchase as cash.

Note B - Competitive Conditions

The electric utility business is being subjected to rapidly increasing competitive pressures and increasing demands for customer choice. Accordingly, in February 1996, the Company filed a plan, Choice: New England, with Massachusetts regulators, which would allow all customers of electric utilities in Massachusetts to choose their power supplier beginning in 1998. Under Choice: New England, pricing of generation would be deregulated while transmission and distribution rates would remain regulated, although subject to greater rewards and penalties based on performance. Choice: New England proposes that the cost of past commitments to serve customers be recovered through a wires access or transition charge. Those past commitments include generating plant commitments, regulatory assets, purchased power contracts, and nuclear costs independent of operation.

Historically, electric utility rates have been based on a utility's costs. As a result, electric utilities are subject to certain accounting standards that are not applicable to other business enterprises in general. Financial Accounting Standards No. 71, Accounting for the Effects of Certain Types of Regulation (FAS 71), requires regulated entities, in appropriate circumstances, to establish regulatory assets and liabilities, and thereby defer the income statement impact of certain costs that are expected to be recovered in future rates. The effects of regulatory, legislative, or utility initiatives could, in the near future, cause all or a portion of the Company's operations to cease meeting the criteria of FAS 71. In that event, the application of FAS 71 to such operations would be discontinued and a non-cash write-off of previously established regulatory assets and liabilities related to such operations would be required. In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (FAS 121). This standard clarifies when and how to recognize an impairment of long-lived assets. If competitive or regulatory change should cause a substantial revenue loss, a write-down of plant assets could be required pursuant to FAS 121. In addition, FAS 121 requires that all regulatory assets, which must have a high probability of recovery to be initially established, must continue to meet that high probability standard to avoid being written off. However, if written off, a regulatory asset can be restored if it again has a high probability of recovery. FAS 121, which is effective for the Company in January 1996, is not expected to have a material adverse impact on the financial condition or results of operations upon adoption, based on the current regulatory environment in which the Company operates. However, the impact in the future may change as competitive factors and potential restucturing influence the electric utility industry.

The components of regulatory assets are as follows:

At December 31, (In Thousands)                             1995           1994
                                                           ----           ----
Regulatory assets (liabilities) included in current
  assets and liabilities:
 Rate adjustment mechanisms (See Note F)                  $(792)       $(2,059)
                                                        -------        -------
Regulatory assets included in deferred charges:
 Unamortized losses on reacquired debt                    8,034          8,848
 Deferred SFAS No. 106 costs (See Note E-2)              17,185         16,079
 Deferred SFAS No. 109 costs (See Note C)                 8,308          8,445
 Environmental response costs (See Note D-2)             15,526          9,417
 Deferred storm costs                                     4,433          6,545
 Other                                                    1,312          1,764
                                                        -------        -------
                                                         54,798         51,098
                                                        -------        -------
                                                        $54,006        $49,039
                                                        =======        =======

Amounts included in "Deferred charges and other assets" on the Company's balance sheets that do not represent regulatory assets totaled $10,292,000 and $8,438,000 at December 31, 1995 and 1994, respectively.

Note C - Income Taxes

The Company and other subsidiaries participate with NEES in filing consolidated federal income tax returns. The Company's income tax provision is calculated on a separate return basis. Federal income tax returns have been examined and reported on by the Internal Revenue Service (IRS) through 1991. The returns for 1992 and 1993 are currently under examination by the IRS.

Total income taxes in the statements of income are as follows:

<CAPITON>
Year Ended December 31, (In Thousands)  1995      1994     1993
                                        ----      ----     ----
Income taxes charged to operations            $19,297             $22,265             $11,055
Income taxes charged (credited) to
 "Other income"                                  (901)               (642)                101
                                              -------             -------             -------
  Total income taxes                          $18,396             $21,623             $11,156
                                              =======             =======             =======

Total income taxes, as shown above, consist of the following components:

Year Ended December 31, (In Thousands)  1995      1994      1993
                                        ----      ----      ----
Current income taxes                          $11,730             $(7,286)             $8,030
Deferred income taxes                           7,798              30,137               4,354
Investment tax credits, net                    (1,132)             (1,228)             (1,228)
                                              -------             -------             -------
Total income taxes                            $18,396             $21,623             $11,156
                                              =======             =======             =======

Investment tax credits have been deferred and are being amortized over the estimated lives of the property giving rise to the credits.

Total income taxes, as shown above, consist of federal and state components as follows:

Year Ended December 31, (In Thousands)  1995      1994      1993
                                        ----      ----      ----
Federal income taxes                          $14,461             $16,942              $7,808
State income taxes                              3,935               4,681               3,348
                                              -------             -------             -------
 Total income taxes                           $18,396             $21,623             $11,156
                                              =======             =======             =======

Consistent with rate-making policies of the Massachusetts Department of Public Utilities (MDPU), the Company has adopted comprehensive interperiod tax allocation (normalization) for temporary book/tax differences.

Total income taxes differ from the amounts computed by applying the federal statutory tax rates to income before taxes. The reasons for the differences are as follows:

Year Ended December 31, (In Thousands)  1995      1994      1993
                                        ----      ----      ----
Computed tax at statutory rate                  $16,624           $19,722             $12,227
Increases (reductions) in tax resulting from:
 Amortization of investment tax credits          (1,132)           (1,228)             (1,228)
 Adjustment of prior year tax accruals             (155)             (110)             (2,528)
 State income taxes, net of federal income
  tax benefit                                     2,558             3,043               2,459
 All other differences                              501               196                 226
                                                -------           -------             -------
   Total income taxes                           $18,396           $21,623             $11,156
                                                =======           =======             =======

The following table identifies the major components of total deferred income taxes:

At December 31, (In Millions)                      1995              1994
                                                   ----              ----
Deferred tax asset:
 Plant related                                       $9                $8
Investment tax credits                                7                 8
All other                                            42                45
                                                   ----              ----
                                                     58                61
                                                   ----              ----
Deferred tax liability:
Plant related                                      (209)             (201)
All other                                           (34)              (37)
                                                   ----              ----
                                                   (243)             (238)
                                                   ----              ----
   Net deferred tax liability                     $(185)            $(177)
                                                   ====              ====

There were no valuation allowances for deferred tax assets deemed necessary.


Note D - Commitments and Contingencies

1.  Plant Expenditures:

The Company's utility plant expenditures are estimated to be approximately $105 million in 1996. At December 31, 1995, substantial commitments had been made relative to future planned expenditures.

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

The Company has been named as a potentially responsible party (PRP) by either the U.S. Environmental Protection Agency or the Massachusetts Department of Environmental Protection for 18 sites at which hazardous waste is alleged to have been disposed. Private parties have also contacted or initiated legal proceedings against the Company regarding hazardous waste cleanup. The most prevalent types of hazardous waste sites with which the Company has been associated are manufactured gas locations. The Company is aware of approximately 35 such locations in Massachusetts (including seven of the 18 locations for which the Company is a PRP). The Company is currently aware of other sites, and may in the future become aware of additional sites, that it may be held responsible for remediating.

In 1993, the MDPU approved a rate agreement filed by the Company that allows for remediation costs of former manufactured gas sites and certain other hazardous waste sites located in Massachusetts to be met from a non-rate-recoverable, interest-bearing fund of $30 million established on the Company's books composed of previously recorded reserves of $21 million plus $9 million of additional reserves recorded in the fourth quarter of 1993. Rate-recoverable contributions of $3 million, adjusted for inflation, are added to the fund annually in accordance with the agreement. Any shortfalls in the fund would be paid by the Company and be recovered through rates over seven years.

Predicting the potential costs to investigate and remediate hazardous waste sites continues to be difficult. There are also significant uncertainties as to the portion, if any, of the investigation and remediation costs of any particular hazardous waste site that may ultimately be borne by the Company. Where appropriate, the Company intends to seek recovery from its insurers and from other PRPs, but it is uncertain whether, and to what extent, such efforts will be successful. At December 31, 1995, the Company had total reserves for environmental response costs of $39 million and a related regulatory asset of $16 million. The Company believes that hazardous waste liabilities for all sites of which it is aware, and which are not covered by a rate agreement, are not material to its financial position.


Note E - Employee Benefits

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

Net pension cost for 1995, 1994, and 1993 included the following components:

Year Ended December 31, (In Thousands)               1995            1994           1993
                                                     ----            ----           ----
Service cost   benefits earned during the period            $3,992                $4,134         $3,348
Plus (less):
 Interest cost on projected benefit obligation     17,576          16,435         16,905
 Return on plan assets at expected
  long-term rate                                  (18,122)        (17,223)       (16,683)
 Amortization                                          99           1,060           (208)
                                                   ------          ------         ------
   Net pension cost                                $3,545          $4,406         $3,362
                                                   ======          ======         ======
 Actual return on plan assets                     $47,717          $1,541        $25,785
                                                  =======         =======        =======

                                            1996              1995             1994           1993
                                            ----              ----             ----           ----
Assumptions used to determine pension cost:
 Discount rate                             7.25%             8.25%            7.25%          8.25%
 Average rate of increase in
  future compensation levels               4.13%             4.63%            4.35%          5.35%
 Expected long-term rate of
  return on assets                         8.50%             8.75%            8.75%          8.75%

Service cost for 1993 does not reflect $13 million of costs incurred in connection with an early retirement and special severance program offered by the Company in that year.

The funded status of the plans cannot be presented separately for the Company as the Company participates in the plans with other NEES subsidiaries. The following table sets forth the funded status of the NEES companies' plans at December 31:

Retirement Plans, (In Millions)  1995                1994
                                 ----                ----
                              Union  Non-Union  Union  Non-Union
                             Employee          Employee     Employee  Employee
                              Plans   Plans      Plans   Plans
                             --------          --------     --------  ---------
Benefits earned
 Actuarial present value of
   accumulated benefit liability:
  Vested                               $293              $343          $251           $308
  Non-vested                              8                10             8              9
                                       ----              ----          ----           ----
   Total                               $301              $353          $259           $317
                                       ====              ====          ====           ====
Reconciliation of funded status
 Actuarial present value of
  projected benefit liability          $346              $402          $303           $355
 Unrecognized prior service costs                (7)                (4)                 (8)            (4)
 Unrecognized transition liability                -                 (1)                  -             (1)
 Unrecognized net loss                   (1)              (23)          (13)           (33)
                                       ----              ----          ----           ----
                                        338               374           282            317
                                       ----              ----          ----           ----
 Pension fund assets at fair
  value                                 349               392           293            323
 Unrecognized transition asset          (11)                -           (13)             -
                                       ----              ----          ----           ----
                                        338               392           280            323
                                       ----              ----          ----           ----
 Accrued pension/(prepaid)
  payments recorded on books           $  -              $(18)           $2            $(6)


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

The total cost of PBOPs for 1995, 1994, and 1993 included the following components:

Year Ended December 31, (In Thousands)           1995                1994           1993
                                                 ----                ----           ----
Service cost   benefits earned during
 the period                                    $2,368      $2,840            $2,613
Plus (less):
 Interest cost on accumulated benefit
  obligation                                   11,699      11,050            12,007
 Return on plan assets at expected
  long-term rate                               (4,165)             (3,306)             (2,095)
 Amortization                                   6,628       7,287             7,302
                                               ------      ------            ------
   Net postretirement benefit cost            $16,530     $17,871           $19,827
                                               ======      ======            ======
   Actual return on plan assets               $12,209     $   265           $ 2,125
                                               ======      ======            ======


                                               1996           1995             1994           1993
                                               ----           ----             ----           ----
Assumptions used to determine postretirement
  benefit cost:
 Discount rate                                7.25%          8.25%            7.25%          8.25%
 Expected long-term rate of return
  on assets                                   8.25%          8.50%            8.50%          8.50%
 Health care cost rate   1994 and 1993                                       11.00%         12.00%
 Health care cost rate   1995 to 1999         8.00%          8.50%            8.50%          9.50%
 Health care cost rate   2000 to 2004         6.25%          8.50%            8.50%          9.50%
 Health care cost rate   2005 and beyond      5.25%          6.25%            6.25%          7.25%

The following table sets forth benefits earned and the plans' funded status:

At December 31, (In Millions)                             1995       1994
                                                          ----       ----
Accumulated postretirement benefit obligation:
 Retirees                                                  $93        $92
 Fully eligible active plan participants                    12         19
 Other active plan participants                             44         33
                                                           ---        ---
   Total benefits earned                                   149        144
Unrecognized prior service costs                            (1)              -
Unrecognized transition obligation                        (124)           (131)
Unrecognized net gain                                       26         15
                                                           ---        ---
                                                            50         28

Plan assets at fair value                                   65         44
                                                           ---        ---
Prepaid postretirement benefit costs recorded on books                $15            $16
                                                           ===        ===

The plans' funded status at December 31, 1995 and 1994 were calculated using the assumed rates in effect for 1996 and 1995, respectively.

The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed rates by 1 percent in each year would increase the accumulated postretirement benefit obligation as of December 31, 1995 by approximately $18 million and the net periodic cost for the year 1995 by approximately $2 million.

The Company funds the annual tax deductible contributions. Plan assets are invested in equity and debt securities and cash equivalents.

Note F - Short-term Borrowings and Other Accrued Expenses

At December 31, 1995, the Company had $55 million of short-term debt outstanding including $54 million in commercial paper borrowings and $1 million of borrowings from affiliates. NEES and certain subsidiaries, including the Company, with regulatory approval, operate a money pool to more effectively utilize cash resources and to reduce outside short-term borrowings. Short-term borrowing needs are met first by available funds of the money pool participants. Borrowing companies pay interest at a rate designed to approximate the cost of outside short-term borrowings. Companies which invest in the pool share the interest earned on a basis proportionate to their average monthly investment in the money pool. Funds may be withdrawn from or repaid to the pool at any time without prior notice.

At December 31, 1995, the Company had lines of credit with banks totaling $90 million which are available to provide liquidity support for commercial paper borrowings and other corporate purposes. There were no borrowings under these lines of credit at December 31, 1995. Fees are paid in lieu of compensating balances on most lines of credit.

The weighted average rate on outstanding short-term borrowings was 5.9 percent at December 31, 1995. The fair value of the Company's short-term debt equals carrying value.

The components of other accrued expenses are as follows:

At December 31, (In Thousands)                            1995       1994
                                                          ----       ----
Rate adjustment mechanisms                              $3,908    $15,087
Accrued wages and benefits                              11,066      9,969
Other                                                    2,162      2,076
                                                        ------     ------
                                                       $17,136    $27,132
                                                        ======     ======

Note G - Cumulative Preferred Stock

A summary of cumulative preferred stock at December 31, 1995 and 1994 is as follows
(in thousands of dollars except for share data):


A summary of cumulative preferred stock at December 31, 1995 and 1994 is as follows
(in thousands of dollars except for share data):

                                  Shares
                                     Authorized                       Dividends     Call
                                     and Outstanding    Amount        Declared     Price
                                     ---------------    ------              ------------     -----
                           1995     1994   1995    1994   1995    1994
                           ----     ----   ----    ----   ----    ----   -----
$25 Par value
 6.84% Series           600,000  600,000$15,000 $15,000 $1,026  $1,026      (a)
$100 Par value
 4.44% Series            75,000   75,000  7,500   7,500    333     333$104.068
 4.76% Series            75,000   75,000  7,500   7,500    357     357 103.730
 6.99% Series           200,000  200,000 20,000  20,000  1,398   1,398      (b)
                        -------  -------------- -------------- -------
 Total                  950,000  950,000$50,000 $50,000 $3,114  $3,114
                        =======  ============== ============== =======

(a) Callable on or after October 1, 1998 at $25.80.

(b) Callable on or after August 1, 2003 at $103.50.

The annual dividend requirement for total cumulative preferred stock was $3,114,000 for
1995 and 1994.

There are no mandatory redemption provisions on the Company's cumulative preferred stock.


Note H - Long-term Debt

A summary of long-term debt is as follows:
At December 31, (In Thousands)

Series       Rate %      Maturity            1995          1994
- -----------------------------------------------------------------------------
First Mortgage Bonds:
R(92-2)      5.875       February 6, 1995                                   $10,000
S(92-1)      5.860       June 26, 1995                                       15,000
S(92-8)      4.730       September 18, 1995                                  10,000
R(92-4)      7.230       June 3, 1997                 $10,000                10,000
R(92-5)      7.210       June 3, 1997                   5,000                 5,000
S(92-6)      6.120       August 15, 1997               12,000                12,000
S(92-7)      6.010       August 15, 1997                3,000                 3,000
U(95-3)      7.800       February 13, 1998              5,000
U(95-4)      7.790       February 16, 1998              5,000
R(92-1)      7.240       December 30, 1998             10,000                10,000
S(92-3)      6.630       August 12, 1999                7,500                 7,500
S(92-4)      6.600       August 12, 1999                7,500                 7,500
U(95-5)      7.930       February 14, 2000              6,000
S(92-2)      6.980       July 17, 2000                  5,000                 5,000
S(92-9)      6.310       September 15, 2000            10,000                10,000
R(92-6)      7.710       July 1, 2002                  10,000                10,000
S(92-11)     7.250       October 28, 2002               5,000                 5,000
S(92-12)     7.340       November 25, 2002             10,000                10,000
T(93-2)      7.090       January 27, 2003              20,000                20,000
T(93-5)      6.400       June 24, 2003                 10,000                10,000
U(93-1)      6.240       November 17, 2003              5,000                 5,000
U(94-6)      8.520       November 30, 2004             10,000                10,000
U(95-1)      8.450       January 10, 2005              10,000
U(95-2)      8.220       January 24, 2005              10,000
U(95-7)      7.920       March 3, 2005                  9,000
V(95-1)      6.720       June 23, 2005                 10,000
T(93-7)      6.660       June 23, 2008                  5,000                 5,000
T(93-8)      6.660       June 30, 2008                  5,000                 5,000
T(93-10)     6.110       September 8, 2008             10,000                10,000
T(93-11)     6.375       November 17, 2008             10,000                10,000
R(92-3)      8.550       February 7, 2022               5,000                 5,000
S(92-5)      8.180       August 1, 2022                10,000                10,000
S(92-10)     8.400       October 26, 2022               5,000                 5,000
T(93-1)      8.150       January 20, 2023              10,000                10,000
T(93-3)      7.980       January 27, 2023              10,000                10,000
T(93-4)      7.690       February 24, 2023             10,000                10,000
T(93-6)      7.500       June 23, 2023                  3,000                 3,000
T(93-9)      7.500       June 29, 2023                  7,000                 7,000
U(93-2)      7.200       November 15, 2023             10,000                10,000
U(93-3)      7.150       November 24, 2023              1,000                 1,000
U(94-1)      7.050       February 2, 2024              10,000                10,000
U(94-2)      8.080       May 2, 2024                    5,000                 5,000
U(94-3)      8.030       June 14, 2024                  5,000                 5,000
U(94-4)      8.160       August 9, 2024                 5,000                 5,000
U(94-5)      8.850       November 7, 2024               1,000                 1,000
U(95-6)      8.460       February 28, 2025              3,000
V(95-2)      7.630       June 27, 2025                 10,000
V(95-3)      7.600       September 12, 2025            10,000
V(95-4)      7.630       September 12, 2025            10,000
Unamortized discounts                                  (1,733)               (1,369)
                                                     --------              --------
Total long-term debt                                  353,267               300,631
                                                     ========              ========
Long-term debt due in one year                                              (35,000)
                                                     --------              --------
                                                     $353,267              $265,631
                                                     ========              ========

Substantially all of the properties and franchises of the Company are subject to the lien of mortgage indentures under which the first mortgage bonds have been issued.

The Company will make cash payments of $30,000,000 in 1997, $20,000,000 in 1998, $15,000,000 in 1999, and $21,000,000 in 2000 to retire maturing mortgage bonds. There are no cash payments required in 1996.

At December 31, 1995, the Company's long-term debt had a carrying value of approximately $353,000,000 and had a fair value of approximately $380,000,000. The fair market value of the Company's long-term debt was estimated based on the quoted prices for similar issues or on the current rates offered to the Company for debt of the same remaining maturity.


Note I - Restrictions on Retained Earnings Available for Dividends on Common
Stock

As long as any preferred stock is outstanding, certain restrictions on payment of dividends on common stock would come into effect if the "junior stock equity" was, or by reason of payment of such dividends became, less than 25 percent of "Total capitalization." However, the junior stock equity at December 31, 1995 was 50 percent of total capitalization, and accordingly, none of the Company's retained earnings at December 31, 1995 were restricted as to dividends on common stock under the foregoing provisions.

Under restrictions contained in the indentures relating to first mortgage bonds, $20,113,000 of the Company's retained earnings at December 31, 1995 were restricted as to dividends on common stock.

Note J - Supplementary Income Statement Information

Advertising expenses, expenditures for research and development, and rents were not material and there were no royalties paid in 1995, 1994, or 1993. Taxes, other than income taxes, charged to operating expenses are set forth by classes as follows:

Year Ended December 31, (In Thousands)  1995      1994      1993
                                        ----      ----      ----
Municipal property taxes                       $23,119            $21,186             $19,620
Federal and state payroll and other taxes        6,903              7,478               6,907
                                               -------            -------             -------
                                               $30,022            $28,664             $26,527

New England Power Service Company, an affiliated service company operating pursuant to the provisions of Section 13 of the Public Utility Holding Company Act of 1935, furnished services to the Company at the cost of such services. These costs amounted to $66,195,000, $71,107,000, and $61,515,000, including capitalized construction costs of $7,660,000, $8,977,000, and $9,038,000, for each of the years 1995, 1994, and 1993, respectively.

Massachusetts Electric Company
Operating Statistics (Unaudited)

Year Ended December 31,           1995      1994      1993      1992      1991
                                  ----      ----      ----      ----      ----
Sources of Energy (Thousands of kWh)
Purchased energy:
 From New England Power
  Company, an affiliate     16,594,81216,455,77416,179,20416,005,08715,971,746
 From others                     2,887     3,364    12,676    13,916    12,865
                            --------------------------------------------------
  Total purchased           16,597,69916,459,13816,191,88016,019,00315,984,611
Losses, company use, etc.     (730,608) (733,804) (740,390) (711,157) (730,694)
                            --------------------------------------------------
  Total sources of energy   15,867,09115,725,33415,451,49015,307,84615,253,917
                            ==================================================

Sales of Energy
(Thousands of kWh)
Residential                  5,768,635 5,798,806 5,694,539 5,645,350 5,568,452
Commercial                   5,999,555 5,936,170 5,743,924 5,645,867 5,585,604
Industrial                   3,998,506 3,885,391 3,850,075 3,907,040 3,979,418
Other                           89,759    95,382    99,991   105,842   113,444
  Total sales to            --------------------------------------------------
   ultimate customers       15,856,45515,715,74915,388,52915,304,09915,246,918
Sales for resale                10,636     9,585    62,961     3,747     6,999
                            --------------------------------------------------
  Total sales of energy     15,867,09115,725,33415,451,49015,307,84615,253,917
                            ==================================================

Maximum Demand
(kW   one hour peak)         3,029,000 3,016,000 2,819,000 2,791,000 2,888,000
Average Annual Use per
 Residential Customer (kWh)      6,844     6,948     6,888     6,886     6,832

Number of Customers at
December 31
Residential                    847,437   839,443   831,223   824,072   817,270
Commercial                      97,211    95,430    93,414    92,281    81,355
Industrial                       4,503     4,551     4,637     4,624     4,650
Other                              854       880       906       952       986
                            --------------------------------------------------
  Total ultimate customers     950,005   940,304   930,180   921,929   904,261
Other (for resale)                 179       178       278        22        21
                            --------------------------------------------------
  Total customers              950,184   940,482   930,458   921,951   904,282
                            ==================================================

Operating Revenue (In Thousands)
Residential                   $610,856  $588,518  $593,336  $549,884  $521,140
Commercial                     543,715   523,826   518,965   510,638   490,078
Industrial                     312,057   301,502   316,140   319,905   318,502
Other                           17,991    17,147    17,416    17,489    18,304
                            --------------------------------------------------
  Total revenue from
   ultimate customers        1,484,619 1,430,993 1,445,857 1,397,916 1,348,024
Amortization of unbilled revenues                   32,300     2,700
Sales for resale                 1,013       924     5,399       278       518
                            --------------------------------------------------
  Total revenue from
   electric sales            1,485,632 1,464,217 1,453,956 1,398,194 1,348,542
Other operating revenue         20,044    17,853    14,584    14,754    15,346
                            --------------------------------------------------
  Total operating revenue   $1,505,676$1,482,070$1,468,540$1,412,948$1,363,888
                            ==================================================


Massachusetts Electric Company
Selected Financial Information

Year Ended December 31, (In Millions)      1995    1994   1993     1992   1991
                                           ----    ----   ----     ----   ----
Operating revenue:
 Electric sales
  (excluding fuel cost recovery)         $1,072  $1,088 $1,062   $1,012   $984
 Fuel cost recovery                         414     376    392      386    365
Other                                                20     18       15     15        15
                                         ------  ------ ------   ------ ------
Total operating revenue                  $1,506  $1,482 $1,469   $1,413 $1,364
Net income                                  $29     $35    $24      $35    $25
Total assets                             $1,343  $1,296 $1,232   $1,015 $1,017
Capitalization:
 Common equity                             $412    $384   $382     $331   $313
 Cumulative preferred stock                  50      50     50       50     50
 Long-term debt                             353     266    265      266    194
                                         ------  ------ ------   ------ ------
Total capitalization                       $815    $700   $697     $647   $557
Preferred dividends declared                 $3      $3     $4       $3     $3
Common dividends declared                   $13     $30    $19      $23     $5


Selected Quarterly Financial Information (Unaudited)

                                       First      Second      Third    Fourth
(In Thousands)                        Quarter    Quarter    Quarter   Quarter*
                                      -------    -------    -------    -------
1995
Operating revenue                    $373,092   $355,431   $392,575   $384,578
Operating income                      $13,349    $11,173    $11,799    $25,349
Net income                             $5,126     $2,567     $3,653    $17,755

1994
Operating revenue                    $381,712   $339,886   $376,582   $383,890
Operating income                      $17,124    $15,054    $10,120    $20,370
Net income                             $9,572     $8,215     $1,431    $15,508


*See "Rate Activity" section of Financial Review

Per share data is not relevant because the Company's common stock is wholly-owned by New
England Electric System.

A copy of Massachusetts Electric Company's Annual Report on Form 10-K to the Securities
and Exchange Commission for the year ended December 31, 1995 will be available on or about
April 1, 1996, without charge, upon written request to Massachusetts Electric Company,
Shareholder Services Department, 25 Research Drive, Westborough, Massachusetts 01582.
