Form 10-K405/A, Exhibit 13
period 1995-12-31
NEW ENGLAND ELECTRIC SYSTEM; MASSACHUSETTS ELECTRIC CO; NARRAGANSETT ELECTRIC CO; NEW ENGLAND POWER CO
filed 1996-04-02
CIK 71297, 63073, 69659, 71337

Annual Report 1995
The Narragansett Electric Company

A Subsidiary of
New England Electric System












                    {LOGO} Narragansett Electric
                    A NEES Company

The Narragansett Electric Company
280 Melrose Street
Providence, Rhode Island 02901

Directors
(As of December 31, 1995)
Joan T. Bok
Chairman of the Board of New England Electric System

Stephen A. Cardi
Treasurer, Cardi Corporation (Construction), Warwick, Rhode Island

Frances H. Gammell
Senior Vice President, Treasurer, and Secretary, Original Bradford Soap Works, Inc., West Warwick, Rhode Island

Joseph J. Kirby
President, Washington Trust Bancorp, Inc., Westerly, Rhode Island

Robert L. McCabe
President and Chief Executive Officer of the Company

John W. Rowe
President and Chief Executive Officer of New England Electric System

Richard P. Sergel
Chairman of the Company and Vice President of New England Electric System

William E. Trueheart
President of Bryant College, Smithfield, Rhode Island

John A. Wilson, Jr.
Consultant to and former President of Wanskuck Company (Cable reel manufacturer), Providence, Rhode Island and Consultant to Hinkley, Allen, Tobin and Silverstein

Officers
(As of December 31, 1995)

Richard P. Sergel
Chairman of the Company and Vice President of New England Electric System

Robert L. McCabe
President and Chief Executive Officer

William Watkins, Jr.
Executive Vice President

Francis X. Beirne
Vice President

Richard W. Frost
Vice President

Alfred D. Houston
Vice President and Treasurer of the Company and Executive Vice President and Chief Financial Officer of New England Electric System

Richard Nadeau
Vice President

Marcy L. Reed
Vice President

Michael F. Ryan
Vice President

Thomas G. Robinson
Secretary of the Company and General Counsel of an affiliate

John G. Cochrane
Assistant Treasurer of the Company and of certain affiliates and Vice President of an affiliate

Craig L. Eaton
Assistant Secretary

Howard W. McDowell
Controller of the Company and of certain affiliates

Transfer Agent, Dividend Paying Agent, and Registrar of Preferred Stock Fleet National Bank, Providence, Rhode Island

This report is not to be considered an offer to sell or buy or solicitation of an offer to sell or buy any security.

The Narragansett Electric Company

  The Narragansett Electric Company is a wholly-owned subsidiary of New England Electric System (NEES) operating in Rhode Island. The Company's business is the distribution and sale of electricity at retail. Electric service is provided to approximately 328,000 customers in 27 cities and towns having a population of approximately 725,000 (1990 Census). The Company's service area, which includes urban, suburban, and rural areas, covers approximately 80 percent of Rhode Island, and includes the cities of Providence, East Providence, Cranston, and Warwick. The diversified economy of the Company's service area produces fabricated metal products, electrical and industrial machinery, transportation equipment, textiles, jewelry, silverware, and chemical products. In addition, a broad range of professional, banking, medical, and educational institutions is served. There are a number of proposals that would increase competition in the electric utility industry and result in customers having a choice of power suppliers (see "Financial Review").

  The properties of the Company include an integrated system of transmission and distribution lines and substations. In addition, the Company owns a 10 percent share of a recently repowered 489 megawatt steam-electric generating station. The entire output of this plant is made available to New England Power Company (NEP), an affiliate, as part of the integrated NEES system. Under a contract with NEP, the Company purchases its electric energy requirements from NEP. The contract provides for the integration of the Company's generating and transmission facilities with NEP's facilities in order to achieve maximum economy and reliability. The contract also provides for the application of credits against the Company's power bills from NEP for costs associated with the Company's facilities so integrated. The Company and NEP are members of the New England Power Pool, which provides for the coordination of the planning and operation of the generation and transmission facilities in New England, and the region-wide central dispatch of generation.

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

Boston, Massachusetts         COOPERS & LYBRAND L.L.P.
March 1, 1996

The Narragansett Electric Company
Financial Review

Overview

  Net income for 1995 increased $9 million compared with 1994. This increase reflects the 1995 commencement of the recovery of the Company's investment in the Manchester Street Station, which went into service in the second half of 1995, and related transmission facilities that went into service in 1994. The increase in earnings in 1995 also reflects the recognition of unbilled revenues over a 21 month period that ended December 31, 1995. These increases were partially offset by increased depreciation expense and increased interest expense.

  Net income increased by $300,000 in 1994. The increase was primarily due to the inclusion of a one-time charge in 1993 associated with an early retirement program. The increase also reflects kilowatt-hour (kWh) sales growth in 1994, the commencement of recognition of unbilled revenues and increased allowance for funds used during construction. These increases were largely offset by rate discounts to large commercial and industrial customers, increases in other operation expenses, and increased interest expense.

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

  In states across the country, including Rhode Island, there have been an increasing number of proposals to allow retail customers to choose their electricity supplier, with incumbent utilities required to deliver that electricity over their transmission and distribution systems (also known as "retail wheeling"). If electric customers were allowed to choose their electricity supplier, the Company's role would change and it would provide only distribution services. Power would be provided by power generators and marketers, which could be either affiliated or non-affiliated companies. In these competitive circumstances, utilities across the country that operate generation plants, such as the Company's affiliate, New England Power Company
(NEP), would face the risk that market prices may not be sufficient to recover the costs of the commitments incurred to supply customers under a regulated industry structure. The amount by which costs exceed market prices is commonly referred to as "stranded costs."

  The Company purchases electricity on behalf of its customers under a wholesale all-requirements contract with NEP. NEP derives approximately 20 percent of its electric sales revenues from sales to the Company.

Choice: New England

  In October 1995, the New England Electric System (NEES) companies announced a plan to allow all customers of electric utilities in Massachusetts, Rhode Island, and New Hampshire to choose their power supplier beginning in 1998. The plan, Choice: New England, was developed in response to 1995 decisions by the Rhode Island Public Utilities Commission (RIPUC) and the Massachusetts

Department of Public Utilities that approved a set of principles for industry restructuring. These principles include allowing utilities the opportunity to recover stranded costs. In March 1995, the RIPUC ordered all utilities in Rhode Island to file restructuring plans by April 12, 1996. In response to a RIPUC order, the Company plans to file a similar version of Choice: New England with the RIPUC in April 1996.

  Under Choice: New England, the Company would no longer sell electricity to its customers. Instead, customers would purchase electricity from a supplier of their choice, with the Company remaining responsible for providing distribution services to customers under regulated rates. Transmission services would be provided by a new affiliate of the Company, which would be formed by NEES to provide comparable service across the NEES companies' transmission system. Initially, the new affiliate would have operational control of the Company's transmission facilities, but may, at a later date, acquire those facilities from the Company. The net book value of the Company's transmission system is approximately $80 million.

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

  Under Choice: New England, the Company's wholesale contract with NEP would be terminated. In return, Choice: New England proposes that the cost of NEP's past generation commitments be recovered from the Company and its retail affiliates through a contract termination charge. The Company would, in turn, seek to recover the payments to NEP through a wires access or transition charge to retail customers. Those commitments primarily consist of (i) generating plant commitments, (ii) regulatory assets, (iii) purchased power contracts, and (iv) the operating cost of nuclear plants which cannot be mitigated by shutting down the plants (otherwise referred to as "nuclear costs independent of operation"). The portion of these commitments incurred by NEP to serve the Company's customers is currently estimated at approximately $1 billion on a present value basis. Sunk costs associated with utility generating plants, such as past capital investments, and regulatory assets would be recovered over ten years. Purchased power contract costs and nuclear costs independent of operation would be recovered as incurred over the life of those obligations, a period expected to extend beyond ten years. The access charge would be set at three cents per kWh for the first three years. Thereafter, the access charge would vary, but is expected to decline. The provisions of Choice: New England, including the proposed access charge, are subject to state approval and Federal Energy Regulatory Commission (FERC) approval.

Rhode Island Legislation

  In February 1996, the Speaker and Majority Leader of the House of Representatives of the Rhode Island Legislature announced the filing of legislation which would allow electric consumers in Rhode Island to choose their power supplier. Under the proposed legislation, large manufacturing customers and new large non-manufacturing customers would gain access to alternative power suppliers over a two-year period beginning in 1998. These customers represent approximately 14 percent of the Company's retail kWh sales. The balance of Rhode Island customers would gain access over a two-year period beginning in the year 2000, or earlier if consumers of 50 percent of the electricity in New England gain similar rights to choose their power supplier. The NEES companies have announced their support for the proposed legislation.

  A key provision of the legislation authorizes utilities to recover the cost of past generation commitments through a transition access charge on utility distribution wires. The legislation divides those past commitments in the same manner as Choice: New England. The legislation proposes a 12-year recovery period for utility generation commitments and regulatory assets. The legislation would require the Company to transfer its 10 percent share of the Manchester Street Station and its transmission facilities to separate affiliates at net book value. (See "Repowering of Manchester Street Station" section.)

  The legislation also establishes performance-based rates for distribution utilities, such as the Company. Under the legislation, the Company would be entitled to increase its distribution rates by approximately $10 million annually, for the period 1997 through 1999, less any increases in wholesale base rates from NEP passed on by the Company to customers. For those three years, the Company's return on equity would be subject to a floor of 6 percent and a ceiling of 11 percent. Earnings over the ceiling would be shared equally between customers and shareholders up to an absolute cap on return on equity of 12.5 percent. To the extent that earnings fall below the floor, the Company would be authorized to surcharge customers for the shortfall. Consideration by the Rhode Island Legislature of the proposed legislation is expected to be completed by the summer of 1996.

  Previously, in 1995, the Rhode Island Legislature passed legislation that would have allowed certain industrial customers to buy power from alternative suppliers, rather than through the local electric utility. The Company urged the Governor of Rhode Island to veto the legislation because the Company believed it would result in piecemeal deregulation that would not be fair to customers or shareholders. The Governor vetoed the proposed legislation, in part because of commitments by the Company to provide a two-year rate discount to manufacturing customers (see "Rate Activity" section) and to submit a specific and detailed proposal to the RIPUC addressing the issues associated with providing large customers with access to the Company's distribution system for the purpose of choosing an alternative power supplier.

Other Regulatory Initiatives

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

  Historically, electric utility rates have been based on a utility's costs. As a result, electric utilities are subject to certain accounting standards that are not applicable to other business enterprises in general. Financial Accounting Standards No. 71, Accounting for the Effects of Certain Types of Regulation (FAS 71), requires regulated entities, in appropriate circumstances, to establish regulatory assets and liabilities, and thereby defer the income statement impact of certain costs that are expected to be recovered in future rates. The effects of regulatory, legislative, or utility initiatives could, in the near future, cause all or a portion of the Company's operations to cease meeting the criteria of FAS 71. In that event, the application of FAS 71 to such operations would be discontinued and a non-cash write-off of previously established regulatory assets and liabilities related to such operations would be required. At December 31, 1995, the Company had pre-tax regulatory assets (net of regulatory liabilities) of approximately $48 million. If competitive or regulatory change should cause a substantial revenue loss or lead to the permanent shutdown of any generating facilities, a write-down of plant assets could be required pursuant to Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (FAS 121). In addition, FAS 121 requires that all regulatory assets, which must have a high probability of recovery to be initially established, must continue to meet that high probability standard to avoid being written off. FAS 121, which is effective for the Company in January 1996, is not expected to have a material adverse impact on the financial condition or results of operations upon adoption, based on the current regulatory environment in which the Company operates. However, the impact in the future may change as competitive factors and potential restructuring influence the electric utility industry. For a further discussion, see Note B.

Rate Activity

  The RIPUC approved a settlement agreement that provides for a $15 million increase to base rates for the Company effective December 1, 1995. The RIPUC also approved $3 million of new discounts for manufacturing customers, the costs of which are not being recovered from other customers.

  In February 1995, the FERC approved a rate agreement, effective in January 1995, for NEP. This rate agreement, among other things, increased the credits the Company receives from NEP for the costs of owning and operating its generation and transmission facilities by $14 million on an annual basis. The Company supplies all of the output of its generating facilities to NEP. The increase in the credits reflects the Company's 10 percent investment in the Manchester Street Station, which entered commercial operation in the second half of 1995, and the transmission facilities associated with the station, which were placed in service in September 1994. An additional increase in these credits of approximately $2 million took effect in January 1996.

  In 1994, the RIPUC approved a rate agreement between the Company and the Rhode Island Division of Public Utilities and Carriers that provided for the Company to recognize, for accounting purposes, $14 million of unbilled revenues over a 21 month period which ended in December 1995. The agreement further provided for rate discounts for large commercial and industrial customers who signed agreements to give a five-year notice to the Company before they purchase power from another supplier or generate any additional power themselves. In addition, commencing in 1995 the cost of these discounts is being passed on to NEP as a result of the NEP rate settlement referred to above.

  Effective January 1993, the RIPUC approved a $1.5 million increase in rates for the Company, representing the first step of a three-year phase-in of the Company's recovery of costs associated with postretirement benefits other than pensions. The second and third $1.5 million increases took effect in January 1994 and 1995, respectively.

  A 1986 Rhode Island Supreme Court decision held that the RIPUC's rate-making power includes the authority to order refunds of amounts earned in excess of an allowed return. As a result, the RIPUC monitors the Company's earnings on a regular basis.

Demand-Side Management (DSM)

  The Company has received approval from the RIPUC to recover DSM program expenditures in rates on a current basis. These expenditures were $9 million, $10 million, and $12 million in 1995, 1994, and 1993, respectively. Since 1990, the Company has been allowed to earn incentives based on the results of its DSM programs. The Company recorded before-tax incentives of $0.5 million, $0.6 million, and $0.5 million in 1995, 1994, and 1993, respectively.

Operating Revenue

  The following table summarizes the changes in operating revenue:

             Increase (Decrease) in Operating Revenue

(In Millions)                                     1995      1994
                                                  ----      ----
Sales growth                                                $2            $5
Fuel recovery                                               11            (7)
Rate changes/service extension discounts (SEDs)              1
Unbilled revenues recognized under rate agreements           2             5
Purchased power cost adjustment (PPCA) mechanism             1            (2)
DSM recovery                                                (1)           (2)
Other                                                        1
                                                          ----          ----
                                                           $17           $(1)
                                                          ====          ====

  In 1995, kWh sales to ultimate customers increased 0.3 percent over 1994. A warmer summer in 1995 and a return to more normal weather in the fourth quarter of 1995 was largely offset by unusually mild weather in the first quarter of 1995.

  In 1994, kWh sales to ultimate customers increased by 0.6 percent over 1993 reflecting an improved regional economy, partially offset by a loss of sales attributable to the May 1994 plant closing of one of the Company's largest customers.

  In the third quarter of 1994, the Company began recognizing electricity delivered but not yet billed (unbilled revenues) according to its rate agreement filed in July 1994 with the RIPUC. For a further discussion of unbilled revenues, see "Rate Activity" section.

  The Company's rates contain a fuel clause and a PPCA provision. These mechanisms are designed to allow the Company to pass on to its customers changes in purchased energy costs from NEP.

Operating Expenses

  The following table summarizes the changes in operating expenses:

            Increase (Decrease) in Operating Expenses

(In Millions)                                     1995      1994
                                                  ----      ----
Purchased electric energy:
  Fuel costs                                               $11            $(7)
  Integrated facilities credit from NEP                    (19)            (6)
  SED reimbursements                                        (2)
  Purchases and demand charges and other                     2              3
Other operation and maintenance                             (1)            (1)
Depreciation                                                 7              7
Taxes                                                        7              1
                                                          ----           ----
                                                            $5            $(3)
                                                          ====           ====

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

  The Company owns a 10 percent share of the Manchester Street Station and also owns the seven mile underground transmission line associated with this facility as well as other transmission facilities in Rhode Island. The Company's share of the electricity generated by this plant is made available to NEP which owns the remaining 90 percent of the station. The Company receives a credit on its purchased power bill from NEP reflecting rate recovery of its investment in the station and the transmission line, and for its fuel costs and other generation and transmission costs. The increase in the integrated facilities credits from NEP is primarily due to the recovery of the Company's investment in the repowered Manchester Street Station that went into service in the second half of 1995 and the related transmission line which was placed in service in September 1994. The increased credits in both 1995 and 1994 also reflect the reimbursement of increased dismantlement costs being incurred on the Company's previously retired South Street generating station. These increased costs for dismantlement are reflected in the increases in depreciation in the above table.

  The reduction in other operation and maintenance expenses in 1995 reflects decreased distribution related expenses, partially offset by increased postretirement benefit expenses.

  The increase in operation and maintenance expenses in 1994 reflects increased computer system development costs, postretirement benefit expenses and general increases in other areas, partially offset by a one-time charge of $5 million in 1993 associated with an early retirement program.

  The increase in taxes in 1995 is primarily due to increased income.

Allowance for Funds Used During Construction (AFDC)

  AFDC decreased in 1995 due to the completion in 1994 of transmission facilities related to the Manchester Street Station repowering project, partially offset by additional spending in 1995 on the generating station itself. AFDC increased in 1994 due to increased construction work in progress associated with the Manchester Street Station and related transmission facilities (see "Repowering of Manchester Street Station" section).

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

  The Company has been named as a potentially responsible party (PRP) by either the U.S. Environmental Protection Agency or the Massachusetts Department of Environmental Protection for three sites (two of which are located in Massachusetts) at which hazardous waste is alleged to have been disposed. The Company is currently aware of other sites, and may in the future become aware of additional sites, that it may be held responsible for remediating.

  Gas was manufactured from coal in Rhode Island in the past. The Company is aware of five sites on which gas was manufactured or manufactured gas was stored that were owned either by the Company or by its predecessor companies. It is not known to what extent the Company would be held liable for hazardous wastes, if any, left at these manufactured gas locations.

  Predicting the potential costs to investigate and remediate hazardous waste sites continues to be difficult. There are also significant uncertainties as to the portion, if any, of the investigation and remediation costs of any particular hazardous waste site that may ultimately be borne by the Company.
A preliminary review by a consultant hired by the NEES companies of the potential cost of investigating and, if necessary, remediating Rhode Island manufactured gas sites resulted in costs per site ranging from less than $1 million to $11 million. An informal survey of other utilities conducted on behalf of NEES and its subsidiaries indicated costs in a similar range. Where appropriate, the Company intends to seek recovery from its insurers and from other PRPs, but it is uncertain whether, and to what extent, such efforts will be successful. The Company believes that hazardous waste liabilities for all sites of which it is aware are not material to its financial position.

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

Utility Plant Expenditures and Financings

  Cash expenditures for utility plant totaled $73 million in 1995, including $13 million related to the Manchester Street Station repowering project discussed below. The funds necessary for utility plant expenditures during 1995 were primarily provided by net cash from operating activities, after the payment of dividends, long-term debt issues, and capital contributions from NEES. Cash expenditures for utility plant for 1996 are estimated to be approximately $50 million. Internally generated funds are estimated to provide 95 percent of these needs in 1996. Cash expenditures for utility plant are also expected to be funded through the issuance of long-term debt.

  In 1995, the Company issued $38 million of first mortgage bonds bearing interest rates ranging from 7.30 percent to 7.81 percent. In November 1995, the Company retired $16 million of first mortgage bonds prior to maturity and incurred premiums of $1.9 million. The Company has refinanced $2 million of long-term debt to date in 1996 at an interest rate of 7.24 percent and plans to issue an additional $10 million of long-term debt later in 1996.

  At December 31, 1995, the Company had $23 million of short-term debt outstanding including $22 million of commercial paper borrowings and $1 million of borrowings from affiliates. As of December 31, 1995, the Company had lines of credit with banks totaling $41 million. There were no borrowings under these lines of credit at December 31, 1995.

Repowering of Manchester Street Station

  In the second half of 1995, NEP and the Company completed the 489 megawatt repowering of the Manchester Street Station. NEP owns a 90 percent interest and the Company owns a 10 percent interest in the Manchester Street Station. The total cost for the generating station will be approximately $450 million including AFDC, of which the Company's share will be approximately $40 million. In addition, related transmission improvements were placed in service in September 1994 at a cost of approximately $60 million, of which the Company's share was $45 million.

March 25, 1996

The Narragansett Electric Company
Statements of Income

Year Ended December 31, (In Thousands)         1995       1994       1993
                                               ----       ----       ----
Operating revenue                          $499,113   $481,669   $483,028
                                           --------   --------   --------
Operating expenses:
 Purchased electric energy, principally
  from New England Power Company,
   an affiliate                             293,272    300,678    310,895
 Other operation                             73,194     73,082     73,723
 Maintenance                                 11,174     12,281     12,179
 Depreciation                                31,533     24,813     17,645
 Taxes, other than federal income taxes      36,627     35,818     35,846
 Federal income taxes                        10,888      4,883      4,175
                                           --------   --------   --------
   Total operating expenses                 456,688    451,555    454,463
                                           --------   --------   --------
Operating income                             42,425     30,114     28,565
                                           --------   --------   --------
Other income:
 Allowance for equity funds used
  during construction                           106      1,028        543
 Other income (expense), net                   (192)                 (856)          (634)
                                           --------   --------   --------
   Operating and other income                42,339     30,286     28,474
                                           --------   --------   --------
Interest:
 Interest on long-term debt                  16,627     14,334     12,715
 Other interest                               3,663      2,897      2,074
 Allowance for borrowed funds used during
  construction   credit                      (1,861)               (1,534)          (589)
                                           --------   --------   --------
   Total interest                            18,429     15,697     14,200
                                           --------   --------   --------
Net income                                  $23,910    $14,589    $14,274
                                           ========   ========   ========

Statements of Retained Earnings

Year Ended December 31, (In Thousands)         1995       1994       1993
                                               ----       ----       ----
Retained earnings at beginning of year      $91,556    $81,659    $74,207
Net income                                   23,910     14,589     14,274
Dividends declared on cumulative
 preferred stock                             (2,143)               (2,143)        (1,931)
Dividends declared on common stock,
 $4.50, $2.25, and $4.00 per share,
  respectively                               (5,096)               (2,549)        (4,530)
Premium on redemption of preferred stock                             (361)
                                           --------   --------   --------
Retained earnings at end of year           $108,227    $91,556    $81,659
                                           ========   ========   ========


  The accompanying notes are an integral part of these financial statements.

The Narragansett Electric Company
Balance Sheets

At December 31, (In Thousands)                          1995         1994
                                                        ----         ----
Assets
Utility plant, at original cost                     $699,906     $617,498
 Less accumulated provisions for depreciation        173,391      161,557
                                                    --------     --------
                                                     526,515      455,941
 Construction work in progress                         8,733       35,974
                                                    --------     --------
   Net utility plant                                 535,248      491,915
                                                    --------     --------
Current assets:
 Cash                                                  1,999          713
 Accounts receivable:
  From sales of electric energy                       59,760       51,278
  Other (including $1,464 and $9,306 from affiliates)               9,330         17,953
   Less reserves for doubtful accounts                 5,516        4,472
                                                    --------     --------
                                                      63,574       64,759
Unbilled revenues (Note A-3)                          16,500       13,100
Fuel, materials, and supplies, at average cost         6,245        5,170
Prepaid and other current assets                      15,887       13,993
                                                    --------     --------
   Total current assets                              104,205       97,735
                                                    --------     --------
Deferred charges and other assets (Note B)            60,168       57,727
                                                    --------     --------
                                                    $699,621     $647,377
                                                    ========     ========

Capitalization and Liabilities

Capitalization:
 Common stock, par value $50 per share,
  authorized and outstanding 1,132,487 shares        $56,624      $56,624
 Premiums on preferred stocks                            170          170
 Other paid-in capital                                80,000       60,000
 Retained earnings                                   108,227       91,556
                                                    --------     --------
   Total common equity                               245,021      208,350
 Cumulative preferred stock, par value $50 per share               36,500         36,500
 Long-term debt                                      210,892      188,862
                                                    --------     --------
   Total capitalization                              492,413      433,712
                                                    --------     --------
Current liabilities:
 Short-term debt (including $1,000 to
  affiliates in 1995)                                 22,675       29,800
 Accounts payable (including  $38,510 and
  $47,900 to affiliates)                              46,247       56,139
Accrued liabilities:
  Taxes                                                6,380          143
  Interest                                             5,847        5,615
  Other accrued expenses (Note F)                     19,558       25,346
 Customer deposits                                     5,691        5,261
 Dividends payable                                     1,102          819
                                                    --------     --------
   Total current liabilities                         107,500      123,123
                                                    --------     --------
Deferred federal income taxes                         76,017       70,253
Unamortized investment tax credits                     8,016        8,518
Other reserves and deferred credits                   15,675       11,771
Commitments and contingencies (Note D)
                                                    --------     --------
                                                    $699,621     $647,377
                                                    ========     ========

The accompanying notes are an integral part of these financial statements.

The Narragansett Electric Company
Statements of Cash Flows

Year Ended December 31, (In Thousands)           1995                1994           1993
                                                 ----                ----           ----
Operating activities:

Net income                                    $23,910             $14,589        $14,274
Adjustments to reconcile net income to
  net cash provided by operating activities:
 Depreciation                                  31,533              24,813         17,645
 Deferred federal income taxes and
  investment tax credits, net                   3,009               3,422          1,690
 Allowance for funds used during
  construction                                 (1,967)             (2,562)        (1,132)
 Amortization of unbilled revenues             (8,209)             (6,158)
 Early retirement program                                                          2,705
 Decrease (increase) in accounts receivable,
   net and unbilled revenues                   (2,215)            (14,163)        (2,183)
 Decrease (increase) in fuel, materials,
  and supplies                                 (1,075)               (598)           429
 Decrease (increase) in prepaid and
  other current assets                         (1,894)             (2,478)         2,359
 Increase (decrease) in accounts payable       (9,892)              5,134         (3,180)
 Increase (decrease) in other
  current liabilities                           9,320              12,312          2,287
 Other, net                                     5,931               5,877         (2,180)
                                            ---------           ---------      ---------
  Net cash provided by operating
  activities                                  $48,451             $40,188        $32,714
                                            ---------           ---------      ---------
Investing activities:

Plant expenditures, excluding allowance for
 funds used during construction              $(72,897)           $(92,503)      $(62,897)
Other investing activities                       (251)               (911)
                                            ---------           ---------      ---------
  Net cash used in investing activities      $(73,148)           $(93,414)      $(62,897)
                                            ---------           ---------      ---------
Financing activities:

Capital contributions from NEES               $20,000             $15,000
Dividends paid on common stock                 (4,813)             (2,831)       $(5,663)
Dividends paid on preferred stock              (2,143)             (2,143)        (1,783)
Changes in short-term debt                     (7,125)             10,075         16,050
Long-term debt   issues                        38,000              33,000         27,500
Long-term debt   retirements                  (16,000)                           (14,900)
Preferred stock   issues                                                          20,000
Preferred stock   retirements                                                    (10,000)
Premium on reacquisition of long-term debt               (1,936)                                   (652)
Premium on redemption of preferred stock                                            (361)
                                            ---------           ---------      ---------
  Net cash provided by
   financing activities                       $25,983             $53,101        $30,191
                                            ---------           ---------      ---------
Net increase (decrease) in cash and
 cash equivalents                              $1,286               $(125)            $8
Cash and cash equivalents at
 beginning of year                                713                 838            830
                                            ---------           ---------      ---------
Cash and cash equivalents at end of year       $1,999                $713           $838
                                            =========           =========      =========

Supplementary Information:

Interest paid less amounts capitalized        $17,050             $14,015        $12,623
                                            ---------           ---------      ---------
Federal income taxes paid                      $1,084              $2,982         $2,352
                                            ---------           ---------      ---------

  The accompanying notes are an integral part of these financial statements.

The Narragansett Electric Company
Notes to Financial Statements

Note A - Significant Accounting Policies

1. Nature of Operations:

The Company is a wholly-owned subsidiary of New England Electric System (NEES) operating in Rhode Island. The Company's business is the distribution and sale of electricity at retail. Electric service is provided to approximately 328,000 customers in 27 cities and towns having a population of approximately 725,000 (1990 Census). The Company's service area, which includes urban, suburban, and rural areas, covers approximately 80 percent of Rhode Island. The properties of the Company include an integrated system of transmission and distribution lines and substations. In addition, the Company owns a 10 percent share of a recently repowered 489 megawatt steam-electric generating station. The entire output of this plant is made available to New England Power Company
(NEP), an affiliate, as part of the integrated NEES system. Under a contract with NEP, the Company purchases all of its electric energy requirements from NEP. The contract provides for the integration of the Company's generating and transmission facilities with NEP's facilities in order to achieve maximum economy and reliability. The contract also provides for the application of credits against the Company's power bills from NEP for costs associated with the Company's facilities so integrated. This contract requires either party to give seven years notice prior to terminating the contract.

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

3. Electric Sales Revenue:

The Company, pursuant to its 1994 rate agreement, began accruing revenues for electricity delivered but not yet billed (unbilled revenues). Unbilled revenues at December 31, 1995 and 1994 were $17 million and $13 million, respectively, of which $12 million and $5 million were recognized in income in the respective years. Included in these income amounts are $8 million in 1995 and $6 million in 1994 which represent amortization of the initial effect of recording unbilled revenues in accordance with the rate agreement. Other accrued revenues are recorded in accordance with rate adjustment mechanisms.

4. Allowance for Funds Used During Construction (AFDC):

The Company capitalizes AFDC as part of construction costs. AFDC represents the composite interest and equity costs of capital funds used to finance that portion of construction costs not eligible for inclusion in rate base. In
1995, an average of $4 million of construction work in progress was included in rate base, all of which was attributable to the Manchester Street Station repowering project. AFDC is capitalized in "Utility plant" with offsetting non-cash credits to "Other income" and "Interest." This method is in accordance with an established rate-making practice under which a utility is permitted a return on, and the recovery of, prudently incurred capital costs through their ultimate inclusion in rate base and in the provision for depreciation. The composite AFDC rates were 6.2 percent, 6.8 percent, and 6.9 percent in 1995, 1994, and 1993, respectively.

5. Depreciation:

Depreciation is provided annually on a straight-line basis. The provision for depreciation as a percentage of weighted average depreciable property was 5.0 percent, 4.5 percent, and 3.5 percent in 1995, 1994, and 1993, respectively. The increase in the depreciation rates in 1995 and 1994 is primarily due to the recognition through depreciation expense of dismantlement costs for a retired generating facility.

6. Cash:

The Company classifies short-term investments with a maturity of 90 days or less at time of purchase as cash.

Note B - Competitive Conditions

The electric utility business is being subjected to rapidly increasing competitive pressures and increasing demands for customer choice. Accordingly, the companies within the NEES system have developed a plan, Choice: New England, which would allow all customers of electric utilities in the states the NEES companies serve to choose their power supplier beginning in 1998. The Company plans to file a similar version of Choice: New England with the Rhode Island Public Utilities Commission (RIPUC) in April 1996. Under Choice: New England, pricing of generation would be deregulated while transmission and distribution rates would remain regulated. Choice: New England proposes that the cost of past commitments to serve customers be recovered through a wires access or transition charge. Those past commitments include generating plant commitments, regulatory assets, purchased power contracts, and nuclear costs independent of operation.

In addition, legislation has been introduced in the Rhode Island House of Representatives by the House leadership that would allow customers to choose their power supplier on a phased-in basis beginning in 1998. It also provides that past commitments be recovered through a wires access or transition charge.

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

The components of regulatory assets are as follows:

At December 31, (In Thousands)                   1995     1994
                                                 ----     ----
Regulatory assets (liabilities) included in current assets
 and liabilities:
 Rate adjustment mechanisms                             $(7,661)            $(8,382)
 Unamortized unbilled revenues (see Note A-3)                                (8,209)
                                                       --------            --------
                                                         (7,661)            (16,591)
                                                       --------            --------
Regulatory assets included in deferred charges:
 Deferred SFAS No. 109 costs (see Note C)                29,251              26,999
 Unamortized losses on reacquired debt                   13,918              12,538
 Deferred SFAS No. 106 costs (see Note E 2)               4,894               5,539
 Deferred storm costs                                     3,676               4,277
 Other                                                    3,900               3,751
                                                       --------            --------
                                                         55,639              53,104
                                                       --------            --------
                                                        $47,978             $36,513
                                                       ========            ========

Amounts included in "Deferred charges and other assets" on the Company's balance sheets that do not represent regulatory assets totaled $4,529,000 and $4,623,000 at December 31, 1995 and 1994, respectively.


Note C - Federal Income Taxes

The Company and other subsidiaries participate with NEES in filing consolidated federal income tax returns. The Company's income tax provision is calculated on a separate return basis. Federal income tax returns have been examined and reported on by the Internal Revenue Service (IRS) through 1991. The returns for 1992 and 1993 are currently under examination by the IRS.

Total federal income taxes consist of the following components:

Year Ended December 31, (In Thousands)          1995       1994           1993
                                                ----       ----           ----
Income taxes charged to operations:
 Current income taxes                         $7,560     $1,511              $2,537
 Deferred income taxes                         3,831      3,880               2,146
 Investment tax credits, net                    (503)                (508)          (508)
                                             -------    -------             -------
  Total income taxes charged to operations               10,888               4,883          4,175
                                             -------    -------             -------
Income taxes charged (credited) to "Other income":
 Current income taxes                           (348)                (491)          (354)
 Deferred income taxes                          (319)                  50             53
                                             -------    -------             -------
 Total income taxes charged (credited) to
  "Other income"                                (667)                (441)          (301)
                                             -------    -------             -------
  Total federal income taxes                 $10,221     $4,442              $3,874
                                             =======    =======             =======

Investment tax credits have been deferred and are being amortized over the estimated lives of the property giving rise to the credits.

Consistent with rate-making policies of the RIPUC, the Company has adopted comprehensive interperiod tax allocation (normalization) for most temporary book/tax differences.

Total federal income taxes differ from the amounts computed by applying the federal statutory tax rates to income before taxes. The reasons for the differences are as follows:

Year Ended December 31, (In Thousands)          1995       1994                1993
                                                ----       ----                ----
Computed tax at statutory rate               $11,946     $6,661              $6,352
Increases (reductions) in
  tax resulting from:
 Book versus tax depreciation not normalized                529                 653            496
 Costs associated with utility
  plant retirements deducted
  for tax purposes                            (1,768)              (1,872)        (1,756)
 Allowance for equity funds used
  during construction                            (37)                (360)          (190)
 Amortization of investment tax credits         (503)                (508)          (508)
 Adjustment of prior year tax accruals           (47)                (150)          (473)
 All other differences                           101         18                 (47)
                                             -------    -------             -------
  Total federal income taxes                 $10,221     $4,442              $3,874
                                             =======    =======             =======

The following table identifies the major components of total deferred income taxes:

At December 31, (In Millions)                   1995       1994
                                                ----       ----
Deferred tax asset:
 Plant related                                    $2         $2
 Investment tax credits                            3          3
 All other                                        13         13
                                               -----      -----
                                                  18         18
                                               =====      =====
Deferred tax liability:
 Plant related                                   (62)                 (57)
 All other                                       (32)                 (31)
                                               -----      -----
                                                 (94)                 (88)
                                               -----      -----
  Net deferred tax liability                    $(76)                $(70)
                                               =====      =====

There were no valuation allowances for deferred tax assets deemed necessary.

Note D - Commitments and Contingencies

1.  Plant Expenditures:

The Company's utility plant expenditures are estimated to be approximately $50 million in 1996. At December 31, 1995, substantial commitments had been made relative to future planned expenditures.

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

The Company has been named as a potentially responsible party (PRP) by either the U.S. Environmental Protection Agency or the Massachusetts Department of Environmental Protection for three sites (two of which are located in Massachusetts) at which hazardous waste is alleged to have been disposed. The Company is currently aware of other sites, and may in the future become aware of additional sites, that it may be held responsible for remediating.

Gas was manufactured from coal in Rhode Island in the past. The Company is aware of five sites on which gas was manufactured or manufactured gas was stored that were owned either by the Company or by its predecessor companies. It is not known to what extent the Company would be held liable for hazardous wastes, if any, left at these manufactured gas locations.

Predicting the potential costs to investigate and remediate hazardous waste sites continues to be difficult. There are also significant uncertainties as to the portion, if any, of the investigation and remediation costs of any particular hazardous waste site that may ultimately be borne by the Company.
A preliminary review by a consultant hired by the NEES companies of the potential cost of investigating and, if necessary, remediating Rhode Island manufactured gas sites resulted in costs per site ranging from less than $1 million to $11 million. An informal survey of other utilities conducted on behalf of NEES and its subsidiaries indicated costs in a similar range. Where appropriate, the Company intends to seek recovery from its insurers and from other PRPs, but it is uncertain whether, and to what extent, such efforts will be successful. The Company believes that hazardous waste liabilities for all sites of which it is aware are not material to its financial position.

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

Net pension cost for 1995, 1994, and 1993 included the following components:

Year Ended December 31, (In Thousands)          1995       1994                1993
                                                ----       ----                ----
Service cost   benefits earned
  during the period                           $1,963     $1,877              $1,557
Plus (less):
 Interest cost on projected
   benefit obligation                          9,327      8,629               8,737
 Return on plan assets at expected
  long-term rate                              (9,567)              (9,024)                  (8,739)
 Amortization                                     67        567                (101)
                                             -------    -------             -------
   Net pension cost                           $1,790     $2,049              $1,454
                                             -------    -------             -------
   Actual return on plan assets              $25,192       $809             $13,545
                                             =======    =======             =======


                                      1996                 1995           1994           1993
                                      ----                 ----           ----           ----
Assumptions used to determine
  pension cost:
 Discount rate                       7.25%                8.25%          7.25%          8.25%
 Average rate of increase in
  future compensation levels         4.13%                4.63%          4.35%          5.35%
 Expected long-term rate of
 return on assets                    8.50%                8.75%          8.75%          8.75%


Service cost for 1993 does not reflect $5 million of costs incurred in connection with an early retirement and special severance program offered by the Company in that year.

The funded status of the plans cannot be presented separately for the Company as the Company participates in the plans with other NEES subsidiaries. The following table sets forth the funded status of the NEES companies' plans at December 31:

Retirement Plans, (In Millions)     1995             1994
                                    ----             ----
                                Union   Non-Union   Union   Non-Union
                               Employee Employee   Employee Employee
                                Plans    Plans   Plans   Plans
                               ------   ------  ------  ------
Benefits earned
 Actuarial present value of
   accumulated benefit liability:
  Vested                                 $293              $343              $251           $308
  Non-vested                                8                10                 8              9
                                         ----              ----              ----           ----
   Total                                 $301              $353              $259           $317
                                         ====              ====              ====           ====
Reconciliation of funded status
 Actuarial present value of
  projected benefit liability            $346              $402              $303           $355
 Unrecognized prior service costs          (7)               (4)               (8)            (4)
 Unrecognized transition liability                                   (1)                                     (1)
 Unrecognized net loss                     (1)              (23)              (13)           (33)
                                         ----              ----              ----           ----
                                          338               374               282            317
                                         ----              ----              ----           ----
 Pension fund assets at fair value                349               392                      293            323
 Unrecognized transition asset            (11)                                (13)
                                         ----              ----              ----           ----
                                          338               392               280            323
                                         ----              ----              ----           ----
 Accrued pension/(prepaid)
   payments recorded on books            $  -              $(18)             $  2           $ (6)


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

The total cost of PBOPs for 1995, 1994, and 1993 included the following components:

Year Ended December 31, (In Thousands)         1995       1994       1993
                                               ----       ----       ----
Service cost - benefits earned during
  the period                                 $1,072     $1,252     $1,161
Plus (less):
 Interest cost on accumulated
  benefit obligation                          6,006      5,630      6,330
 Return on plan assets at expected
  long-term rate                             (2,080)               (1,640)        (1,031)
 Amortization                                 3,539      3,716      3,864
                                            -------    -------    -------
   Net postretirement benefit cost           $8,537     $8,958    $10,324
                                            =======    =======    =======
   Actual return (loss) on plan assets       $6,161       $(23)                   $1,047
                                            =======    =======    =======

                                               1996           1995             1994           1993
                                               ----           ----             ----           ----
Assumptions used to determine
  postretirement  benefit cost:
 Discount rate                                7.25%          8.25%            7.25%          8.25%
 Expected long-term rate of return
  on assets                                   8.25%          8.50%            8.50%          8.50%
 Health care cost rate   1994 and 1993                                       11.00%         12.00%
 Health care cost rate   1995 to 1999         8.00%          8.50%            8.50%          9.50%
 Health care cost rate   2000 to 2004         6.25%          8.50%            8.50%          9.50%
 Health care cost rate   2005 and beyond      5.25%          6.25%            6.25%          7.25%

The following table sets forth benefits earned and the plans' funded status:

At December 31, (In Millions)                              1995           1994
                                                           ----           ----
Accumulated postretirement benefit obligation:
 Retirees                                                   $50            $50
 Fully eligible active plan participants                      6             10
 Other active plan participants                              20             14
                                                           ----           ----
  Total benefits earned                                      76             74
 Unrecognized transition obligation                         (66)           (70)
 Unrecognized net gain                                       16             10
                                                           ----           ----
                                                             26             14
Plan assets at fair value                                    34             22
                                                           ----           ----
Prepaid postretirement benefit costs recorded on books                 $8             $8
                                                           ====           ====

The plans' funded status at December 31, 1995 and 1994 were calculated using the assumed rates in effect for 1996 and 1995, respectively.

The health care cost trend rate assumption has a significant effect on the amounts reported.

Increasing the assumed rates by 1 percent in each year would increase the accumulated postretirement benefit obligation as of December 31, 1995 by approximately $10 million and the net periodic cost for the year 1995 by approximately $1 million.

The Company funds the annual tax deductible contributions. Plan assets are invested in equity and debt securities and cash equivalents.

Note F - Short-term Borrowings and Other Accrued Expenses

At December 31, 1995, the Company had $23 million of short-term debt outstanding including $22 million in commercial paper borrowings and $1 million of borrowings from affiliates. NEES and certain subsidiaries, including the Company, with regulatory approval, operate a money pool to more effectively utilize cash resources and to reduce outside short-term borrowings. Short-term borrowing needs are met first by available funds of the money pool participants. Borrowing companies pay interest at a rate designed to approximate the cost of outside short-term borrowings. Companies which invest in the pool share the interest earned on a basis proportionate to their average monthly investment in the money pool. Funds may be withdrawn from or repaid to the pool at any time without prior notice.

At December 31, 1995, the Company had lines of credit with banks totaling $41 million. There were no borrowings under these lines of credit at December 31, 1995. Fees are paid in lieu of compensating balances on most lines of credit.

The weighted average rate on outstanding short-term borrowings was 6.0 percent at December 31, 1995. The fair value of the Company's short-term debt equals carrying value.

The components of other accrued expenses are as follows:

At December 31, (In Thousands)                             1995           1994
                                                           ----           ----
Rate adjustment mechanisms                              $14,075        $12,102
Deferred unbilled revenues                                               8,209
Accrued wages and benefits                                5,483          4,999
Other                                                                       36
                                                        -------        -------
                                                        $19,558        $25,346
                                                        =======        =======

Note G - Cumulative Preferred Stock


A summary of cumulative preferred stock at December 31, 1995 and 1994 is as follows (in thousands of dollars except for share data):

                                   Shares
                                      Authorized                       Dividends         Call
                                      and Outstanding    Amount        Declared         Price
                                      ---------------    ------                  ------------     -----
                            1995     1994   1995    1994   1995    1994
                            ----     ----   ----    ----   ----    ----  -----
$50 Par value
 4.50% Series            180,000  180,000 $9,000  $9,000   $405    $405
 4.64% Series            150,000  150,000  7,500   7,500    348     348
 6.95% Series            400,000  400,000 20,000  20,000  1,390   1,390     (a)
                         -------  -------------- ------- ------  ------
 Total                   730,000  730,000$36,500 $36,500 $2,143  $2,143
                         =======  ============== ======= ======  ======

(a)Callable on or after August 1, 2003 at $51.74.

The annual dividend requirement for total cumulative preferred stock was $2,143,000 for
1995 and 1994.

Note H - Long-term Debt

A summary of long-term debt is as follows:
At December 31, (In Thousands)

Series       Rate %       Maturity                       1995        1994
- -----------------------------------------------------------------------------
First Mortgage Bonds:
U(92-1)      7.230        June 3, 1997                $10,000     $10,000
U(92-2)      7.210        June 3, 1997                  5,000       5,000
U(92-3)      7.000        June 16, 1997                10,000      10,000
U(92-7)      5.700        September 16, 1997            7,500       7,500
V(95-1)      7.810        February 16, 1998             5,000
V(94-2)      6.960        May 3, 1999                   2,000       2,000
V(94-3)      6.910        May 4, 1999                   1,000       1,000
U(92-6)      6.630        August 12, 1999               5,000       5,000
U(92-5)      6.980        July 17, 2000                 5,000       5,000
U(92-8)      6.340        September 18, 2000           10,000      10,000
U(92-4)      7.830        June 17, 2002                15,000      15,000
U(93-1)      7.080        January 13, 2003              7,500       7,500
U(93-2)      6.560        April 15, 2003                5,000       5,000
U(93-4)      6.350        July 1, 2003                  5,000       5,000
V(94-4)      7.420        June 15, 2004                 5,000       5,000
V(94-6)      8.330        November 8, 2004             10,000      10,000
U(93-3)      6.650        June 30, 2008                 5,000       5,000
S            9.125        May 1, 2021                  22,200      22,200
T            8.875        August 1, 2021               24,000      40,000
U(93-5)      7.050        September 1, 2023             5,000       5,000
U(94-1)      7.050        February 2, 2024              5,000       5,000
V(94-1)      8.080        May 2, 2024                   5,000       5,000
V(94-5)      8.160        August 9, 2024                5,000       5,000
V(95-2)      7.750        June 2, 2025                 10,000
V(95-3)      7.500        October 10, 2025              7,000
W(95-1)      7.300        November 13, 2025            16,000
Unamortized discounts and premiums                     (1,308)     (1,338)
                                                     --------    --------
 Total long-term debt                                $210,892    $188,862
                                                     ========    ========

Substantially all of the properties and franchises of the Company are subject to the lien of mortgage indentures under which the first mortgage bonds have been issued.

The Company will make cash payments of $32,500,000 in 1997, $5,000,000 in 1998, $8,000,000 in 1999, and $15,000,000 in 2000 to retire maturing mortgage bonds. There are no cash payments required in 1996.

To date in 1996, the Company has refinanced $2 million of long-term debt at
7.24 percent.

At December 31, 1995, the Company's long-term debt had a carrying value of approximately $211,000,000 and had a fair value of approximately $229,000,000. The fair market value of the Company's long-term debt was estimated based on the quoted prices for similar issues or on the current rates offered to the Company for debt of the same remaining maturity.

Note I - Restrictions on Retained Earnings Available for Dividends on Common
Stock

As long as any preferred stock is outstanding, certain restrictions on payment of dividends on common stock would come into effect if the "junior stock equity" was, or by reason of payment of such dividends became, less than 25 percent of "Total capitalization." However, the junior stock equity at December 31, 1995 was 50 percent of total capitalization and, accordingly, none of the Company's retained earnings at December 31, 1995 were restricted as to dividends on common stock under the foregoing provisions.

Note J - Regulatory Matters

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

Note K - Supplementary Income Statement Information

Advertising expenses, expenditures for research and development, and rents were not material and there were no royalties paid in 1995, 1994, or 1993. Taxes, other than federal income taxes, charged to operating expenses are set forth by classes as follows:

Year Ended December 31, (In Thousands)          1995       1994                1993
                                                ----       ----                ----
Municipal property taxes                     $15,172    $13,944             $13,798
State gross earnings tax                      18,617     19,270              19,281
Federal and state payroll and other taxes      2,838      2,604               2,767
                                             -------    -------             -------
                                             $36,627    $35,818             $35,846
                                             =======    =======             =======

New England Power Service Company, an affiliated service company operating pursuant to the provisions of Section 13 of the Public Utility Holding Company Act of 1935, furnished services to the Company at the cost of such services. These costs amounted to $28,502,000, $32,445,000, and $30,133,000, including capitalized construction costs of $6,268,000, $7,756,000, and $6,602,000, for each of the years 1995, 1994, and 1993, respectively.

The Narragansett Electric Company
Operating Statistics (Unaudited)

Year Ended December 31,           1995      1994      1993      1992      1991
                                  ----      ----      ----      ----      ----
Sources of Energy (Thousands of kWh)
Net generation for New England
  Power Company                 64,035     5,781     4,506    83,753   162,844
Purchased energy:
 From New England Power
  Company, an affiliate
  (net of generation)        4,955,575 5,001,843 4,982,254 4,729,733 4,699,509
 From others                     2,080     2,909     2,343     2,249     2,243
                            --------------------------------------------------
   Total generated and
    purchased                5,021,690 5,010,533 4,989,103 4,815,735 4,864,596
Losses, company use, etc.     (260,960) (263,234) (270,373) (229,106) (277,383)
                            --------------------------------------------------
   Total sources of energy   4,760,730 4,747,299 4,718,730 4,586,629 4,587,213
                            ==================================================
Sales of Energy (Thousands of kWh)
 Residential                 1,835,085 1,843,970 1,817,675 1,783,754 1,784,156
 Commercial                  2,031,541 1,983,508 1,931,377 1,877,738 1,867,225
 Industrial                    843,635   868,092   917,305   869,062   878,142
 Other                          49,881    51,138    51,821    55,476    57,106
                            --------------------------------------------------
   Total sales to
    ultimate customers       4,760,142 4,746,708 4,718,178 4,586,030 4,586,629
 Sales for resale                  588       591       552       599            584
                            --------------------------------------------------
   Total sales of energy     4,760,730 4,747,299 4,718,730 4,586,629 4,587,213
                            ==================================================
Annual Maximum Demand
(kW   one hour peak)         1,031,000 1,005,000   939,000   919,000   961,000

Average Annual Use per
 Residential Customer (kWh)      6,305     6,397     6,337     6,265     6,308

Number of Customers at December 31
 Residential                   292,659   289,317   287,876   286,228   284,275
 Commercial                     32,412    32,195    31,948    31,534    31,417
 Industrial                      1,792     1,825     1,869     1,914     1,944
 Other                             873       875       878       941       934
                            --------------------------------------------------
   Total ultimate customers    327,736   324,212   322,571   320,617   318,570
 Other electric companies
  (for resale)                       2         2         1         3         4
                            --------------------------------------------------
   Total customers             327,738   324,214   322,572   320,620   318,574
                            ==================================================

Operating Revenue (In Thousands)
 Residential                  $205,649  $200,778  $202,522  $196,983  $192,688
 Commercial                    198,429   189,059   190,185   183,702   178,616
 Industrial                     72,071    72,136    78,088    76,275    76,299
 Other                           7,236     6,883     6,778     6,587     6,197
                            --------------------------------------------------
   Total revenue from
    ultimate customers         483,385   468,856   477,573   463,547   453,800
 Amortization of unbilled
  revenues                       8,209     6,158
 Sales for resale                   70        68        64        68        65
                            --------------------------------------------------
   Total revenue from
    electric sales             491,664   475,082   477,637   463,615   453,865
 Other operating revenue         7,449     6,587     5,391     4,637     3,645
                            --------------------------------------------------
   Total operating revenue    $499,113  $481,669  $483,028  $468,252  $457,510
                            ==================================================


The Narragansett Electric Company
Selected Financial Information

Year Ended December 31, (In Millions)      1995    1994   1993     1992   1991
                                           ----    ----   ----     ----   ----
Operating revenue:
 Electric sales
  (excluding fuel cost recovery)           $361    $356   $351     $342   $340
 Fuel cost recovery                         131     120    127      121    114
 Other                                        7       6      5        5      4
                                         ------  ------ ------   ------ ------
Total operating revenue                    $499    $482   $483     $468   $458
Net income                                  $24     $15    $14      $21    $17
Total assets                               $700    $647   $556     $479   $445
Capitalization:
 Common equity                             $245    $208   $183     $176   $151
 Cumulative preferred stock                  36      37     37       27     27
 Long-term debt                             211     189    156      143    118
                                         ------  ------ ------   ------ ------
Total capitalization                       $492    $434   $376     $346   $296
Preferred dividends declared                 $2      $2     $2       $2     $2
Common dividends declared                    $5      $3     $5       $5     $5


Selected Quarterly Financial Information (Unaudited)

                                       First      Second      Third     Fourth
(In Thousands)                        Quarter    Quarter    Quarter    Quarter
                                      -------    -------    -------    -------
1995
Operating revenue                    $125,020   $116,426   $139,217   $118,450
Operating income                      $12,645     $7,301    $12,699     $9,780
Net income                             $7,766     $3,058     $7,939     $5,147

1994
Operating revenue                    $125,461   $103,800   $137,014   $115,394
Operating income                      $10,407     $2,714    $10,937     $6,056
Net income (loss)                      $6,314    $(1,013)    $7,230     $2,058


Per share data is not relevant because the Company's common stock is wholly-owned by New England Electric System.

A copy of The Narragansett Electric Company's Annual Report on Form 10-K to the Securities and Exchange Commission for the year ended December 31, 1995 will be available on or about April 1, 1996, without charge, upon written request to The Narragansett Electric Company, Shareholder Services Department,
280 Melrose Street, Providence, Rhode Island 02901.
