Form 10-K405, Exhibit 13
period 1996-12-31
NEW ENGLAND ELECTRIC SYSTEM; MASSACHUSETTS ELECTRIC CO; NARRAGANSETT ELECTRIC CO; NEW ENGLAND POWER CO
filed 1997-03-28
CIK 71297, 63073, 69659, 71337

[COVER PHOTO]

1996 New England Electric System Annual Report



                    "Keeping the lights on,
                       earning our keep -
                      lasting values in a
                        changing world."
















                                                [NEES LOGO]

[PHOTO OF LINE DEPARTMENT EMPLOYEES]
About the cover

Line Department employees tend to our more than 22,000 miles of distribution and transmission wires - the critical infrastructure of NEES's electricity delivery business.
Clockwise, from left: Narragansett Electric's Jeff Crum, Jack
Hobson, Doug Paul, Marie Sullivan, and Luon Kim.

                                                1996

NEES has consistently overcome challenges - from the oil embargoes and inflation of the 1970's, to a severe recession in the early 1990's - to provide competitive financial performance for our shareholders. To continue this record, we are adapting the NEES organization to a restructured industry. We agreed to sell our generation business, and to shift our primary focus to the energy delivery or regulated wires business. We also began to pursue new opportunities in competitive businesses such as energy services, transmission project management, and telecommunications.

Financial Results


                                                   1996             1995           1994
                                               --------          -------        -------
Earnings per average share                      $  3.22          $  3.15        $  3.07

Dividends declared per share                    $ 2.360          $ 2.345        $ 2.285

Book value per share at year end                $ 25.98          $ 25.13        $ 24.33

Market price per share at year end              $34 7/8          $39 5/8        $32 1/8

Growth in kilowatt-hour (kWh)
deliveries to ultimate customers                   1.7%             0.7%           1.6%

Cost per kWh sold to ultimate
customers (cents)                                  9.51             9.54           9.29


Return on Common Equity

[GRAPH]


New England Electric System                       12.6%

Median of U.S. Electric Utilities                 11.5%

Median of New England/New York
Electric Utilities                                11.1%


New England Electric System (NEES) is a public utility holding company headquartered in Westborough, Massachusetts. Its subsidiaries are currently engaged in the generation, transmission, distribution, and sale of electric energy, and serve 1.3 million customers in Massachusetts, Rhode Island, and New Hampshire. Other business activities include independent transmission projects, telecommunications, and energy marketing through AllEnergy Marketing Company, L.L.C., a joint venture with Eastern Enterprises.

        "The actions of our legislators and regulators
          will provide substantial long-term benefits
                to our customers while treating
                    NEES investors fairly."


[PICTURE OF UTILITY RESTRUCTURING ACT SIGNING]
Rhode Island makes history as Governor Lincoln Almond (seated) signs the Utility Restructuring Act. Left to right: Robert McCabe, president of Narragansett Electric; John Harwood, Speaker of the House; David Gulvin of Eastern Utilities; Senator Paul Tavares; Senator William Irons; NEES CEO John Rowe; and House Majority Leader George Caruolo.


To Our Fellow Shareholders

Changes came, fast and furious, during 1996. But despite the uneasiness brought on by the restructuring of New England's electricity industry, NEES employees kept their focus where it belongs on continuing the outstanding financial record that investors in NEES have come to expect. We did this by providing better service at lower cost.

   We thank these hard working people for bringing NEES its eighth consecutive year of solid financial performance. Earnings per share were $3.22, compared with $3.15 in the previous year. Return on common equity was 12.6 percent, placing us in the top third of the nation s electric utilities. We are the only utility to be in the top third of the New England-New York region in each of the last eight years, and are pleased that the stock market has recognized this superior performance, generally with the highest share-price-to-book ratio in the region.

Competition

As you know, we face growing pressures to modify utility franchises with new, more competitive structures. These pressures are particularly powerful in New England where the cost of electricity has exceeded the national average for many years. NEES's costs are lower than those of its neighbors, but we are not immune to these pressures. We are focusing on obtaining fair treatment for utilities and their shareholders, rather than attempting to delay trends that we consider inescapable or to oppose public policies we perceive to be sound.

   In 1996, our efforts to make public policy work for our investors yielded substantial success. In August, Rhode Island adopted the first detailed, definitive agenda for bringing the benefits of competition and customer choice to all consumers while compensating utility shareholders for the harm done to their existing generating commitments. In September, we achieved a settlement agreement in Massachusetts with the Attorney

General, Division of Energy Resources, and a variety of other interests on a similar plan which the Department of Public
Utilities has now approved.

   These breakthroughs are described in more detail on pages
6-8. Their principal features include the opening of our transmission and distribution systems to retail competition in 1998, rate reductions for customers, and a transition charge to compensate NEES for investments in generation that cannot be recovered in the new marketplace or otherwise mitigated. Similar measures have now been adopted in California and Pennsylvania.

   The actions of our legislators and regulators will provide substantial long-term benefits to our customers while treating our investors fairly. If we had been required to give our competitors access to our wires without provision for recovering past investments, large portions of our generating commitments would have become unrecoverable, or "stranded," depriving you of the capital you have invested. These stranded investment issues must be addressed in each state that chooses a competitive model. We are grateful that two of our states have addressed these issues so squarely and we are working to resolve them in New Hampshire as well.


[PHOTO OF JOHN W. ROWE APPEARS HERE]
John W. Rowe, President and Chief Executive Officer

Restructuring

Adapting to a revolution is never easy or painless. Competition and guaranteed rate reductions will reduce our revenues in 1998 and require even more substantial cost reductions than we have previously attained. More fundamentally, in exchange for stranded cost recovery, NEES has agreed to sell all of its fossil and hydroelectric power plants and to seek buyers for its nuclear and purchased power contracts.

   Selling our generation is a bold response to new realities, but is also a major concession. While NEES achieved its present form in 1947, our roots in generation go back to 1907 when our corporate predecessors developed hydroelectric generation on the Connecticut River. So, parting with our power plants is as emotionally unsettling as selling the family home. We are compelled to decrease the size of the System. Many of our most valuable employees will leave to take jobs with the new owners, and some will need to seek employment elsewhere.

   Nevertheless, this tough decision to divest our generation business was necessary to protect the value of your investment. By agreeing to divest, we secured a broad base of support from customers, regulators, and legislative leaders for the recovery of stranded costs. Further, we will avoid volatile returns and possible losses from the generating business over the next several years, a scenario that is inconsistent with the stable returns that most investors seek from electric utilities.

   As the generation sale process goes forward, we are working with our labor unions and employees to implement the organizational changes necessary, and to determine the benefits to be paid to employees who lose their positions. We are confident that, whether for a NEES company or for the new owners of our generating business, NEES people will succeed at meeting the new challenges of the industry.

[PHOTO OF JOAN T. BOK APPEARS HERE]
Joan T. Bok, Chairman of the Board

Vision

Once the divestiture is complete, a new vision arises for NEES - to become the region's most profitable, most successful electricity delivery company. We have the know-how, the infrastructure, and the skilled people to excel at that business, and we expect substantial opportunities to expand our electricity delivery system in coming years. The cash from our generation sale will give us new capabilities in that regard.

   We are seizing new opportunities in the energy industry through a joint venture with Eastern Enterprises, the parent company of the largest gas company in Massachusetts. This joint venture, AllEnergy Marketing Company, L.L.C., positions us to be a successful marketer of natural gas, electricity, propane, oil, and energy related services. AllEnergy has a superb management and sales team, and NEES plans to contribute up to $50 million over a five-year period to give it the maximum chance of success.

Director

In July 1996, the NEES board of directors elected a new member, William M. Bulger. Mr. Bulger is president of the University of Massachusetts, and had served as Massachusetts Senate president for 18 years. We are delighted that someone of Mr. Bulger's intellectual force and breadth of experience has joined our board, and are confident that he will make a substantial contribution.

Commitment

The year 1996 was clearly one of major change and difficult decisions for NEES. But the underpinning of NEES's success remained - and will remain - an unyielding commitment to shareholder value. This commitment permeates our organization, from the board room, to the executive suite, to the locker rooms of our crews. It is founded on employee self-interest and shared success. From 12 to 46 percent of each employee's total compensation (depending on position) will hinge on NEES meeting annual targets for earnings and customer costs. We are one of the few U.S. electric utilities to have agreements with labor unions that base part of compensation on the company's financial performance for shareholders. Through various investment programs, our employees collectively are NEES's largest shareholder.

   We thank you for your confidence in NEES and the employees of our companies, a few of whom are highlighted on the following pages. The focused efforts and commitment of this kind of people will continue to make NEES the right utility investment choice.

   We also thank you for your investment in our company. We will strive to make 1997 another successful year, and to be ready for retail competition when it comes in 1998.

s/John W. Rowe
John W. Rowe
President and Chief Executive Officer


s/Joan T. Bok
Joan T. Bok
Chairman of the Board

February 28, 1997

Making public policy work for our company

NEES leads New England's electric utilities in shaping the restructuring of the electricity industry. This leadership derives from our position as New England's lowest-cost major electricity provider, our tradition of productive working relationships with policy makers, and our absolute commitment to shareholder value.

                 "The accomplishments of 1996
           greatly reduce the uncertainty associated
                 with industry restructuring."


[PHOTO OF PAM VIAPIANO, JOSE ROTGER, PAIGE GRAENING, AND TERRY
SCHWENNESEN]
Responding to new rules that promote competition among power suppliers are legal and rates experts, left to right: Pam Viapiano, Jose Rotger, Paige Graening, and Terry Schwennesen.

   Our top priority in negotiations with state legislators, regulators, and various stakeholders was to obtain rules for industry restructuring that will allow us to recover our stranded costs. This is critical, because providing competitors access to our transmission and distribution systems threatens to reduce the value of our generation and purchased power contracts by as much as $4.5 billion. While more work remains to be done, we have succeeded in establishing a framework for recovering those investments.

Legislation

Rhode Island's Utility Restructuring Act of 1996 was the first legislation enacted in the nation to establish precise ground rules and timetables for competition in retail electricity markets. The statute phases in choice of electricity supplier for Rhode Island customers during a 12-month period beginning in July 1997. It set a precedent for treating utilities fairly by establishing a transition charge that enables recovery of the above-market sunk costs of our plants and other obligations. The transition charge will be set at 2.8 cents per kilowatt-hour for the first three years, but declines to approximately 0.7 cents per kilowatt-hour in 12.5 years. Under the statute, the transition charge will be adjusted to reflect the result of the sale of our generation business.

   We are grateful to the officials of Rhode Island for reconciling fair treatment of shareholders with real savings and real choices for customers.

[PHOTO OF LARRY REILLY APPEARS HERE]
Larry Reilly, President of Massachusetts Electric

Settlement

In September, we were the first electric utility in Massachusetts to reach agreement with the state's Attorney General and Division of Energy Resources on a plan called "Consumers First." The plan would offer Massachusetts customers a choice of electricity suppliers beginning in 1998 and allow utilities to recover stranded costs through a charge similar to that in the Rhode Island statute. Under the agreement, the NEES companies must divest ownership of our power plants to another company or companies. The market value of our generation fleet, as determined by the divestiture, will be deducted from the amount of stranded investment we can recover, reducing the transition charge paid by customers.


             "Our people and our power plants are
     the best in New England, and will be a major force in the region's energy market as it enters the next century."
[PHOTO OF GENERATOR OVERHAUL]
Working on a generator overhaul at our Bellows Falls hydro station in Vermont are, left to right: Tim Nelson, Dennis Harty, and Mike Welch.

   Recently, the Massachusetts Department of Public Utilities
(DPU) approved our Consumers First settlement. In addition, it issued final rules on industry restructuring and a detailed proposal for enabling legislation. These rules are consistent with the basic principles contained in Consumers First and reaffirm the state's commitment to stranded cost recovery.

   To effectuate the Rhode Island statute and Massachusetts settlement, we have filed with the FERC to terminate the wholesale power contracts between New England Power Company and Massachusetts Electric, Nantucket Electric, and Narragansett Electric. FERC Order No. 888, issued in April 1996, opened wholesale power sales to competition and provided for full recovery of stranded costs from customers.

   In late February 1997, the New Hampshire Public Utilities Commission (NHPUC) endorsed the principle of full stranded cost recovery for utilities such as our subsidiary Granite State Electric whose rates are below regional averages. However, the NHPUC indicated that the calculation of stranded costs to be recovered would be less than that proposed by Granite State. The NHPUC indicated that its decision would not result in savings for Granite State's customers. Earlier, Granite State had reached an interim settlement agreement with several customers and other parties that would provide a guaranteed rate reduction, initial access charges, and other terms mirroring our Massachusetts settlement. The New Hampshire interim settlement is pending before the NHPUC.

[PHOTO OF LARRY BAILEY APPEARS HERE]
Larry Bailey, Director of Generation Operations

   Work remains to be done in obtaining final approvals for our plan of action, putting the industry rules into effect, and successfully completing the divestiture of our generation business. Legislatures or regulators may yet take a detrimental course. However, the accomplishments of 1996 greatly reduce the uncertainty associated with industry restructuring.


Focusing on success

Our plans for the future are to focus on the regulated electricity delivery (or "wires") business, to expand it when and where possible, and to make targeted investments in unregulated businesses where we believe we can increase shareholder value.


[PHOTO OF MARILYN FLINT-JACQUES APPEARS HERE]
Marilyn Flint-Jacques, Customer Service Operations Manager

Infrastructure

Our wires infrastructure includes more than 20,000 miles of distribution lines and 2,400 miles of transmission lines, serving more than 1.3 million customers in a 4,700 square-mile area of Massachusetts, Rhode Island, and New Hampshire. While those customers will look to the competitive marketplace for their electricity supplier, they will continue to rely on the local distribution company to deliver that supply to their homes and businesses and to do so with high reliability.

   We believe that the pressures of the new era, including new performance-based rate structures, will compel the consolidation of wires companies. Indeed, this could parallel the era of rapid consolidation through which our present System was built. As we go forward, we will be opportunistic in merging with or acquiring companies that allow us to expand our distribution infrastructure and customer base.

   Maintaining and improving our network of power lines and related equipment will take on increasing importance in coming years as customers' requirements continue to increase. Both the Rhode Island statute and the Massachusetts settlement allow our distribution companies the opportunity to earn fair returns while providing high-quality customer service. We will draw on existing strengths to deliver that service - reliable transmission and distribution systems; highly skilled workers to build, maintain, dispatch, and fix those systems; information and communication technologies to support the business; and a customer service strategy that keeps our people in direct contact with customers.

            "World class customer service requires
        a round-the-clock, state-of-the-art facility.
           In 1996, we made that facility a reality."

[PHOTO OF SERVICE REPRESENTATIVES]
150 highly-trained service representatives are a critical link to customers, both in day-to-day transactions and in storm-related emergencies. Left to right: Mary Jane Powers, Steven Soucy, Lee Anne Swanson, and Michael Rossacci.

Service

To better meet the needs of customers in the coming years, we opened a new, state-of-the-art Customer Service and Operations Center to take calls and serve customers seven days a week, 24 hours per day. This Northborough, Mass. facility consolidates the customer service operations of seven Massachusetts locations. Extensive training of employees, round-the-clock availability, and sophisticated software allow us to answer customer questions more easily and quickly, and to handle more than 1.5 million calls per year. The facility also serves as our new control center for coordinating repair work to lines and related equipment during major emergencies. During back-to-back snowstorms in December 1996, the staff handled more than 70,000 calls and coordinated the efforts of more than 500 line crews, some from as far away as Canada and Pennsylvania.

   Because the center was purposely built to meet needs greater than our own, it will support our growth strategy. The NEES companies were leaders in developing billing systems for retail competition pilot programs, and are marketing our center's customer and billing services to other energy companies.

[PHOTO OF JEFF DONAHUE APPEARS HERE]
Jeff Donahue, President, NEERI

Transmission

In the area of electricity transmission, we will seek competitive investment opportunities, within and outside the United States, that are emerging as utilities around the world respond to privatization initiatives. Transmission development projects will be pursued by our subsidiary New England Electric Resources, Inc. (NEERI). Where appropriate, NEERI will team with its strategic partner, ABB Power Systems, a global leader in transmission equipment.

   NEERI's strong experience and partnership with ABB will make it a leading contender for large transmission development projects. Our extensive experience includes the high voltage direct current interconnection with Hydro-Quebec that delivers hydroelectricity from James Bay in Canada to New England, and the 26-mile-long submarine cable that in 1996 connected Nantucket Island to our transmission grid on the mainland. Both were completed on time and under budget. The Nantucket cable allows us to better serve the island, which joined our System in 1996, and also includes a fiber installation that will allow enhanced telecommunications service.

   In December, we proposed to build, own, and operate a 600-megawatt high voltage direct current submarine cable transmission connection between Connecticut and Long Island, which would introduce competitively attractive sources of power to Long Island.

         "Our expertise in high voltage direct current
          transmission positions us for opportunities
                       on a global scale."
Telecommunications

We established a new subsidiary, NEES Communications, Inc. (NEES
Com), in August 1996 to allow the NEES companies to capture a portion of the estimated $300 billion per year global telecommunications industry. This subsidiary, which is an exempt telecommunications company with a license from the Federal Communications Commission, will seek to create value for both customers and shareholders. It will focus on the fiber optics, cable, and personal communications sectors of the telecommunications industry. By year-end 1996, three fiber optic projects, which will over time yield more than $2 million in customer savings, had been completed.

[PHOTO OF LAYING SUBMARINE CABLE]
In 1996, a NEES company completed the 26-mile-long submarine cable connecting Nantucket Island to the mainland. It is the longest underwater power cable in the Northeast.

         "AllEnergy will compete with a full range of
             fuels and services to help customers
                   get more value for their
                        energy dollars."

[PHOTO OF ALLENERGY TEAM]
The AllEnergy team's significant experience in electricity, natural gas, and other energy products and services is coupled with strong sales and marketing capabilities. The team includes, left to right: Bill Heil, Mary Smith, Deborah Chin, and John Dickson.

Energy marketing

We joined with Eastern Enterprises, the parent company of Boston Gas, the largest natural gas distributor in New England, to form AllEnergy Marketing Company, L.L.C. in 1996. This venture provides energy commodities, products, and services to customers in the competitive market in New England and New York. In December, AllEnergy announced the acquisition of Texas Liquids Ltd, Inc. of New Jersey, adding propane and other petroleum products to AllEnergy's menu of offerings.

   The strength of this venture is its ability to meet the unique, evolving energy needs of customers within the region by offering all energy commodities - electricity, gas, propane, and oil - as well as value-added services such as energy management and power supply consulting. It was a successful participant in retail competition pilot programs in New Hampshire and Massachusetts during 1996.

Moving forward

As competition approached, NEES promptly recognized that the value of NEES shareholders' investments could be threatened by stranded costs. We acted decisively to insure fair treatment for our shareholders. We made significant progress in this area in 1996 and are further along than most utilities in putting the stranded cost recovery issue behind us.

   Now, we must consolidate these accomplishments into real revenue streams, and strengthen our wires and other businesses. Another new chapter is opening, in which we will strive to grow both our existing and new businesses and to continue delivering superior utility returns.

[PHOTO OF MARCY REED APPEARS HERE]
Marcy Reed, Chief Financial Officer, AllEnergy

Financial Review

Industry Restructuring

On October 1, 1996, the New England Electric System (NEES) companies announced their intention to divest their generating business. The decision to divest the generating business was due to a combination of factors, discussed below, relating to the restructuring of the electric utility industry.

   For the past several years, the electric utility business has been subjected to rapidly increasing competitive pressures stemming from a number of trends, including the presence of surplus generating capacity, a disparity in electric rates among regions of the country, improvements in generation efficiency, increasing demand for customer choice, and new regulations and legislation intended to foster competition.

   In the recent past, this competition was most prominent in the bulk power market, in which nonutility generators have significantly increased their market share. Despite increased competition in the bulk power market, competition in the retail market has been limited as electric utilities have maintained exclusive franchises for the retail sale of electricity in specified service territories.

   In states across the country, including Massachusetts, Rhode Island, and New Hampshire, there have been proposals to allow retail customers to choose their electricity supplier, with incumbent utilities required to deliver that electricity over their transmission and distribution systems (also known as "retail wheeling"). When electricity customers are allowed to choose their electricity supplier, utilities across the country will face the risk that market prices may not be sufficient to recover the costs of the commitments incurred to supply customers under a regulated structure. The amounts by which costs exceed market prices are commonly referred to as "stranded costs."

[GRAPH APPEARS HERE, EARNINGS PER AVERAGE SHARE]

   NEES provides electric service to retail customers through separate distribution subsidiaries operating in Massachusetts, Rhode Island, and New Hampshire. Each of the distribution subsidiaries purchases electricity on behalf of its customers under wholesale all-requirements contracts with NEES's wholesale generating subsidiary, New England Power Company (NEP). NEP also provides all-requirements service to seven unaffiliated electric utilities. NEP estimates that at December 31, 1996 its above-market commitments on behalf of its all-requirements customers are as much as $4.5 billion on a present-value basis (before the application of the proceeds from the sale of its generating business).

   As described below, comprehensive legislation was enacted in Rhode Island and a settlement agreement was reached in Massachusetts which, when all regulatory approvals are in place, would allow recovery of NEP's above-market commitments to retail customers in those states, which make up 95 percent of NEP's all-requirements sales. In return for that recovery, the NEES companies have agreed to provide lower rates to customers, as well as sell their generating business. Efforts are ongoing with New Hampshire and unaffiliated customers to secure recovery of the balance of NEP's above-market commitments.

Massachusetts Settlement Agreement

On February 26, 1997, the Massachusetts Department of Public Utilities (MDPU) approved a settlement among NEP, its Massachusetts distribution affiliates Massachusetts Electric Company (Massachusetts Electric) and Nantucket Electric Company (Nantucket), the Massachusetts Attorney General, the Massachusetts Division of Energy Resources, and 12 other parties, which provides for retail choice by Massachusetts customers and the recovery of NEP's above-market commitments to serve those customers.

   The settlement provides for the commencement of retail choice on January 1, 1998 (contingent on choice being available to the customers of all Massachusetts investor-owned utilities). Customers who do not choose an alternative supplier would receive "standard offer" service, which would be priced to guarantee customers at least a 10 percent savings in 1998 compared with September 1996 bundled electricity prices.

   In accordance with the settlement, NEP's wholesale contracts with Massachusetts Electric and Nantucket have been amended to allow for early termination of all-requirements service under those contracts. The amendment provides that upon early termination, Massachusetts Electric's and Nantucket's share of the cost of NEP's above-market generation commitments will be recovered through a transition access charge on distribution facilities. Those commitments consist of (i) the above-market portion of generating plant commitments, (ii) regulatory assets,
(iii) the above-market portion of purchased power contracts, and
(iv) the operating costs of nuclear plants that cannot be avoided by shutting down the plants, including nuclear decommissioning costs.

   The above-market portion of costs associated with generating plants and regulatory assets would be recovered over 12 years, and would earn a return on equity of 9.4 percent. As the transition access charge declines, NEP would earn mitigation incentives that would supplement its return on equity. The incentives are structured such that NEP believes, based on its expectations of the level of mitigation it can achieve through divestiture and other means, that it could earn a cumulative return on equity on unrecovered costs of approximately 11 percent. The above-market component of purchased power contracts and nuclear decommissioning costs would be recovered as incurred over the life of those obligations, a period expected to extend beyond 12 years. Initially, the transition access charge would be set at 2.8 cents per kilowatt-hour (kWh) through December 31, 2000, and is expected to decline thereafter. The initial transition access charge assumes that the generating plants have no market value. To measure their actual market value, the NEES companies agreed to sell their generating business. The net proceeds from the sale will be used to reduce the transition access charge.

[GRAPH APPEARS HERE, RETURN ON COMMON EQUITY]

   The settlement also establishes performance-based rates for Massachusetts Electric. Under the settlement, Massachusetts Electric's nonfuel rates (and NEP's wholesale rates to Massachusetts Electric) would be frozen at current levels until the earlier of the commencement of retail choice or January 1, 2001. Upon commencement of retail choice, Massachusetts Electric's distribution rates would be set at a level approximately $45 million above the level embedded in its current bundled rates, with such rates then frozen through the year 2000. This increase reflects changes to the distribution cost of service that include an $11 million increase in annual depreciation expense, a $3 million annual contribution to a storm fund, and increased amortization of unfunded deferred income taxes of $1 million over six years. Massachusetts Electric's return on equity would be subject to a floor of 6 percent and a ceiling of 11 percent, effective upon commencement of retail choice. Earnings over the ceiling would be shared equally between customers and shareholders up to a maximum of 12.5 percent. This sharing results in an effective cap on shareholder's return on equity of 11.75 percent. To the extent that earnings fall below the floor, Massachusetts Electric would be authorized to surcharge customers for the shortfall.

   The settlement would also eliminate Massachusetts Electric's purchased power cost adjustment (PPCA) mechanism as of July 31, 1996. This mechanism allows Massachusetts Electric to recover purchased power rate changes from NEP and the effects of NEP's seasonal rates. The settlement also stipulates that Massachusetts Electric's net $18 million PPCA refund liability balance at July 31, 1996 will be used to prefund a storm contingency fund with $3 million, while the remainder will be used to offset regulatory assets for hazardous waste costs.

   The settlement is subject to approval by the Federal Energy Regulatory Commission (FERC). The FERC accepted the filing to become effective February 1, 1997, subject to refund, and ordered hearings. In addition, various bills are pending before the Massachusetts legislature relating to utility restructuring issues that could affect the implementation of the settlement.

Rhode Island Legislation

In August 1996, the state of Rhode Island enacted pioneering legislation that allows customers in that state the opportunity to choose their electricity supplier. Under the Rhode Island statute, state accounts, certain new customers, and the largest manufacturing customers will be able to choose their supplier beginning on July 1, 1997. These customers represent approximately 2 percent of NEES's retail customer kWh sales. The balance of Rhode Island customers will be able to choose their supplier in 1998.

   The statute calls for NEP's contract with NEES's Rhode Island distribution subsidiary, The Narragansett Electric Company (Narragansett), to be amended to permit a gradual, early termination of all-requirements service under this contract. The amendment provides that, in return, Narragansett's 22 percent share of the cost of NEP's above-market generation commitments would be recovered through a transition access charge on Narragansett's distribution facilities. The specifics of the transition access charge are similar to, and were a model for, those contained in the Massachusetts settlement. One difference is the statute's return on equity, which will be set at 11 percent as long as the NEES companies complete the divestiture or other market valuation of their generating business; otherwise, the return will be equal to 9.2 percent.

   The statute also establishes performance-based rates for distribution utilities, such as Narragansett. Under the statute, Narragansett increased distribution rates by approximately $11 million in 1997, and is entitled to a similar increase in 1998. In addition, in 1997, Narragansett's return on equity from distribution operations will be subject to a floor of 6 percent and a ceiling of 11 percent. Earnings over the ceiling will be shared equally between customers and shareholders up to a maximum return on equity from distribution operations of 12.5 percent. This sharing results in an effective cap on shareholder's return on equity of 11.75 percent. To the extent that earnings fall below the floor, Narragansett will be authorized to surcharge customers for the shortfall.

   NEP and Narragansett filed with the FERC an amendment to their all-requirements contract in order to implement the statute. The FERC has set down the amendment, along with the Massachusetts settlement, for hearing. Narragansett has indicated it is willing to make certain changes to its plan in Rhode Island to parallel provisions in the Massachusetts settlement. Implementation of other aspects of the statute is subject to approval of the Rhode Island Public Utilities Commission (RIPUC).

[GRAPH APPEARS HERE, DIVIDENDS DECLARED PER SHARE ANNUAL RATE]

New Hampshire Proceeding and Settlement Agreement

On February 28, 1997, the New Hampshire Public Utilities Commission (NHPUC) issued its plan to implement a New Hampshire law calling for retail access by 1998. Under the plan, utilities such as Granite State Electric Company (Granite State) whose rates are below the regional average would be allowed full recovery of stranded costs as calculated by the NHPUC. However, the NHPUC indicated that its methodology and proposed timing of recovery would yield both initial access charges and total recovery less than that requested by Granite State although the NHPUC indicated that its decision would not result in savings for Granite State's customers.

   Prior to the issuance of the NHPUC order, Granite State reached an interim settlement with several customers and other stakeholders that would set initial access charges at 2.8 cents per kWh for two years, and in other respects would mirror the Massachusetts settlement described previously. Stranded costs to be recovered after the two-year initial period would be subject to future regulatory determination. Unlike the NHPUC order, the interim settlement agreement would provide all customers with a rate reduction of approximately 10 percent. This interim settlement is still pending before the NHPUC.

Federal Activity

In April 1996, the FERC issued Order No. 888 requiring utilities that own transmission facilities to file open access tariffs to make available transmission service to affiliates and nonaffiliates at fair, nondiscriminatory rates. Order No. 888 also stated that public utilities will be allowed to seek recovery of legitimate and verifiable stranded costs from departing customers as a result of wholesale competition. The FERC indicated that it will provide for the recovery of retail stranded costs only if state regulators lack the legal authority to address those costs at the time retail wheeling is required. The FERC also stated that it would permit stranded cost recovery under wholesale all-requirements contracts, such as the contracts between NEP and its retail affiliates.

   Because of the Massachusetts settlement and the Rhode Island statute, NEP does not expect it will rely exclusively on Order No. 888 to recover stranded costs from its affiliates in Massachusetts and Rhode Island. NEP cannot predict at this time whether an Order No. 888 filing will be necessary to fully recover stranded costs from Granite State or from seven unaffiliated wholesale customers should any of those customers choose to terminate service under their contract with NEP. Granite State and these seven unaffiliated customers are responsible for approximately 3 percent and 2 percent of NEP's sales, respectively.

   In July 1996, NEP, on behalf of the NEES companies, filed a transmission tariff with the FERC pursuant to Order No. 888. The FERC accepted the filing, but ordered NEP to refile to conform more closely with the FERC's requirements under Order No. 888. Implementation of the tariff in mid-1996 did not have a significant impact on NEP's revenues. On February 26, 1997, the FERC announced Order No. 888-A, reaffirming the principles of Order No. 888, including stranded cost recovery.

   A number of proposals for legislation related to industry restructuring have been brought forward for consideration by the current Congress. The scope and aim of these vary widely;

however, the NEES companies and others will argue that state settlements should be respected. NEES cannot predict what federal legislation, if any, may be enacted.

Divestiture of Generation Business

Under the Massachusetts settlement and thus automatically under the Rhode Island statute, the NEES companies must complete the divestiture of their generating business within six months of the later of the commencement of retail choice in Massachusetts or the receipt of all necessary regulatory approvals. The NEES companies are in the process of soliciting proposals for the acquisition of their nonnuclear generating business with the objective of reaching definitive purchase and sale agreements by mid-1997. Closing would follow the receipt of regulatory approvals, which are expected to take at least six to 12 months following the execution of purchase and sale agreements. At December 1996, nonnuclear net generating plant was approximately $1.1 billion.

   As part of the divestiture plan, NEP will endeavor to sell, or otherwise transfer, its minority interest in four nuclear power plants to nonaffiliates. NEP may retain responsibility for decommissioning and related expenses, if necessary. To the extent that NEP is unable to divest its nuclear generating interests, the Massachusetts settlement provides for a sharing between customers and shareholders of the revenues associated with the nuclear interests and the costs not otherwise reflected in the access charge, with 80 percent allocated to customers and 20 percent to shareholders. This sharing mechanism is not included in the Rhode Island statute previously discussed. In addition, New England Energy Incorporated (NEEI) is planning to sell its oil and gas properties, the cost of which is supported by NEP through fuel purchase contracts.

[GRAPH APPEARS HERE, BOOK VALUE PER SHARE AT YEAR END ($)]

Risk Factors

While substantial progress has been made in resolving the uncertainty regarding the impact on shareholders from industry restructuring, significant risks remain. These include, but are not limited to (i) the potential that ultimately the Massachusetts settlement and the Rhode Island statute will not be implemented in the manner anticipated by NEES, (ii) the possibility of state or federal legislation that would increase the risks to shareholders above those contained in the Massachusetts settlement and Rhode Island statute, and (iii) the potential for adverse stranded cost recovery decisions involving Granite State and NEP's unaffiliated customers.

   Even if these risks do not materialize, the implementation of the Massachusetts settlement and the Rhode Island statute will negatively impact financial results for NEES starting in 1998. The returns on equity permitted on NEES subsidiaries' transmission and distribution operations (up to 11.75 percent) and on the unrecovered commitments in the generating business (generally 9.4 percent to 11 percent) are less than those historically earned by NEES. In addition, starting in 1998, earnings will be affected by the return on the reinvestment of the proceeds from the sale of the generation business. Such reinvestment return is likely, at least in the near term, to be less than is currently earned by the generation business.

Accounting Implications

Historically, electric utility rates have been based on a utility's costs. As a result, electric utilities are subject to certain accounting standards that are not applicable to other business enterprises in general. Financial Accounting Standards No. 71, Accounting for the Effects of Certain Types of Regulation (FAS 71), requires regulated entities, in appropriate circumstances, to establish regulatory assets, and thereby defer the income statement impact of certain costs expected to be recovered in future rates. The NEES companies have recorded approximately $550 million in regulatory assets in compliance with FAS 71 of which approximately $75 million relate to the transmission and distribution business.

   Both the Massachusetts settlement and the Rhode Island statute provide for full recovery of the costs of generating assets and oil and gas related assets (including regulatory assets) not recoverable from the proceeds of the divestiture of NEP's generating business. The cost of these assets would be recovered as part of a transition access charge imposed on all distribution customers. After the proposed divestiture, substantially all of NEP's business, including the recovery of its stranded costs, would remain under cost-based rate regulation. NEES believes the Massachusetts settlement and the Rhode Island statute will enable the NEES distribution companies operating in those states to recover through rates their specific costs of providing ongoing distribution services. In addition, FERC Order No. 888 enables transmission companies to recover their specific costs of providing transmission service. NEES believes these factors will allow its principal subsidiaries to continue to apply FAS 71 and that no impairment of plant assets will exist under Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (FAS 121). Any loss from the divestiture of generating assets and oil and gas assets will be recorded as a regulatory asset to be recovered through the ongoing transition access charge.

   Although NEES believes that its subsidiaries will continue to meet the criteria for continued application of FAS 71, NEES understands that members of the SEC staff have raised questions concerning the continued applicability of FAS 71 to certain other electric utilities facing restructuring. In addition, despite the progress made to date in Massachusetts and Rhode Island, it is possible that the final restructuring plans ultimately ordered by regulatory bodies would not reflect full recovery of stranded costs, including a fair return on those costs as they are being recovered. In the event that future circumstances should cause the application of FAS 71 to be discontinued, a noncash write-off of previously established regulatory assets and liabilities related to the affected operations would be required. In addition, write-downs of plant assets under FAS 121 could be required, including a write-off of any loss from the divestiture of the generating business.

[GRAPH APPEARS HERE, 1996 DISTRIBUTION OF REVENUE(%)]

Overview of Financial Results

Earnings were $3.22 per share in 1996 compared with $3.15 and $3.07 per share in 1995 and 1994, respectively. The return on common equity was 12.6 percent in 1996, 12.8 percent in 1995, and
12.7 percent in 1994. The market price of NEES common shares was $34 7/8 per share at the end of 1996 compared with $39 5/8 per share and $32 1/8 per share at the end of 1995 and 1994, respectively.

   The increase in 1996 earnings reflects retail rate increases and higher kWh sales as well as decreased purchased power costs. These increases in income were partially offset by a decreased allowance for funds used during construction (AFDC) and increased property tax expense, both primarily due to the completion in the second half of 1995 of the Manchester Street Station.

   The increase in 1995 earnings reflects slightly higher kWh sales to ultimate customers, decreased depreciation and amortization expense, and decreased operation and maintenance expenses, partially offset by higher purchased power and interest expenses.

Operating Revenue

Operating revenue increased $79 million in 1996 and reflects retail rate increases and sales growth, partially offset by decreases in revenues under rate adjustment mechanisms.

   Retail rate increases include a Massachusetts Electric $31 million base rate increase effective in October 1995, a Narragansett $12 million base rate increase effective in December
1995, and a Granite State $1 million increase effective in November 1995.

   Rate adjustment mechanisms referred to above include the distribution subsidiaries' PPCA mechanisms. The provisions of the Massachusetts settlement would have caused the PPCA mechanism for Massachusetts Electric to end, effective July 31, 1996. However, since the Massachusetts settlement had not been approved at the end of 1996, Massachusetts Electric accrued refund provisions of $9 million related to assumed operation of the PPCA provision during the last five months of 1996.

   In 1996, kWh deliveries to ultimate customers increased 1.7 percent, while total kWh sales increased 1.3 percent. The difference is the result of pilot programs in Massachusetts and

New Hampshire, whereby the NEES distribution companies delivered power provided by other companies. The increase in kWh deliveries reflects the effects of an improving economy and the acquisition of Nantucket, partially offset by the effects of milder weather in the last half of the year.

   Operating revenue increased $29 million in 1995. This increase reflected modest sales growth, increased fuel revenues, the November 1994 expiration of a Massachusetts Electric temporary rate decrease, and the October 1995 Massachusetts Electric rate increase. These increases were partially offset by a decrease in the amortization of unbilled revenues in 1995 compared with 1994.

   Kwh sales to ultimate customers increased less than 1 percent in 1995. This increase was primarily due to a return to more normal weather in the fourth quarter of 1995, along with a warmer summer in 1995, partially offset by lower kWh sales in the first quarter of 1995 due to unusually mild weather.

   The distribution companies have received approval from their respective regulatory agencies to recover demand-side management
(DSM) program expenditures in rates on a current basis. These expenditures were $59 million, $64 million, and $70 million in 1996, 1995, and 1994, respectively. Since 1990, the distribution companies have been allowed to earn incentives based on the results of their DSM programs and have recorded before-tax incentives of $6.0 million, $5.7 million, and $7.7 million in 1996, 1995, and 1994, respectively.

Operating Expenses

Total operating expenses increased $54 million in 1996 compared with 1995. This increase reflects increased fuel costs and increased taxes. These increases were partially offset by decreased maintenance expense, lower purchased power costs, and decreased depreciation and amortization expense.

[GRAPH APPEARS HERE, CUSTOMERS SERVED PER EMPLOYEE]

   Fuel costs increased in 1996, primarily due to fixed pipeline demand charges that, prior to the completion of the Manchester Street Station, were being partially deferred for amortization and recovery after the unit went into service in the second half of 1995. The increase in fuel costs also reflects increased generation as a result of growth in sales to ultimate customers as well as generation supplied to other utilities.

   In 1996 purchased power costs decreased, reflecting the expiration of certain purchased power contracts. In addition, purchased power costs in the first half of 1995 included NEP's share of costs to repair steam generator tubes at the Maine Yankee nuclear power plant in which NEP has a 20 percent ownership interest.

   Maintenance expense decreased in 1996, reflecting reduced thermal and hydro generating plant overhaul activity, partially offset by $13 million of costs to correct deficiencies at the Millstone 3 nuclear unit, in which NEP has a 12 percent ownership interest.

   In the fourth quarter of 1996, Massachusetts Electric incurred approximately $8 million of costs related to a severe winter storm. The Massachusetts settlement provides for the recovery of the costs associated with major storms; however, its application to the 1996 storm is subject to clarification by the MDPU. Because the Massachusetts settlement had not been approved as of December 31, 1996, Massachusetts Electric deferred the 1996 storm costs based upon long-standing regulatory practice allowing the recovery over five years of costs of major storms.

   In 1996, depreciation and amortization expense decreased, reflecting a decrease in oil and gas amortization expense as well as the completion in mid-1995 of the amortization of a portion of Seabrook 1 costs and Salem Harbor coal conversion costs. These decreases were partially offset by increased depreciation of other utility plant assets, including the Manchester Street Station.

   Taxes, other than income taxes, increased in 1996, primarily as a result of increased property taxes on the Manchester Street
Station.

   Total operating expenses increased $2 million in 1995 compared with 1994, reflecting increased purchased power and fuel expenses. Purchased power expense increased, reflecting overhauls and refueling shutdowns at partially-owned nuclear power facilities, including NEP's share of costs to repair steam generator tubes at the Maine Yankee nuclear power plant. The increase in purchased power expense also includes the amortization of previously deferred purchased power contract termination costs.

   Fuel costs, including the fuel portion of purchased power expense, increased in 1995, reflecting increased short-term purchases by NEP due to decreased nuclear generation and decreased hydro production resulting from low water levels.

   In accordance with NEP's 1995 rate agreement, other operation expense in 1995 reflects the commencement of the amortization over seven years, of approximately $19 million of previously deferred costs associated with postretirement benefits other than pensions (PBOP) and the recognition of currently incurred PBOP costs.

   NEP's 1995 rate agreement also provided for the recovery over three years of $27 million of costs related to the replacement of a turbine rotor at one of NEP's generating stations and of charges described above associated with the dismantlement of a retired generating facility.

   Depreciation and amortization expense decreased in 1995 due to reduced amortization of Seabrook 1 in accordance with NEP's 1995 rate agreement, which deferred recognition of $15 million of such amortization from 1995 to 1996, the completion of the amortization of the costs of certain coal conversion facilities in the first half of 1995, and decreased oil and gas amortization due to decreased production. Partially offsetting these decreases were increased depreciation rates of approximately $8 million approved in NEP's 1995 rate agreement, increased charges associated with the dismantlement of a retired generating facility, and depreciation of new plant expenditures, including the Manchester Street Station.

Allowance for Funds Used During Construction

The changes in AFDC in 1996 and 1995 are due to the Manchester
Street Station repowering project which began commercial operation in the second half of 1995.

Investments in Nuclear Units

NEP owns minority interests in six nuclear generating units, two of which, Yankee Atomic and Connecticut Yankee, have been shut down permanently. Two others, Millstone 3 and Maine Yankee, are currently shut down and have been placed on the Nuclear Regulatory Commission's (NRC) "Watch List," signifying that their safety performance exhibits sufficient weakness to warrant increased NRC attention. Neither may restart without NRC approval. At present, the Vermont Yankee and Seabrook 1 nuclear generating units appear to be operating routinely without major problems.

   On October 9, 1996, the NRC issued letters to operators of nuclear power plants requiring them to document that the plants are operated and maintained within their design and licensing bases, and that any deviations are reconciled in a timely manner. The Seabrook 1, Maine Yankee, and Vermont Yankee nuclear power plants responded to the NRC letters in February 1997.

   Uncertainties regarding the future of nuclear generating stations, particularly older units such as Maine Yankee and Vermont Yankee, are increasing rapidly and could adversely affect their service lives, availability, and costs. These uncertainties stem from a combination of factors, including the acceleration of competitive pressures in the power generation industry and increased NRC scrutiny.

Connecticut Yankee

NEP has a 15 percent equity ownership interest in Connecticut
Yankee.  As a result of an economic analysis, the Connecticut
Yankee board of directors voted in December 1996 to permanently shut down and decommission the plant.

   In December 1996, Connecticut Yankee filed with the FERC to recover all of its approximately $246 million undepreciated investment in the plant and other costs over the period extending through June 2007, when the plant's NRC operating license would have expired. In a 1993 decision, the FERC allowed Yankee Atomic to recover its undepreciated investment in its permanently shut down nuclear plant, in part on the grounds that owners should not be discouraged from closing uneconomic plants. Several parties have intervened in opposition to Connecticut Yankee's filing.
NEP believes that the FERC will allow NEP to recover from its customers all costs that the FERC allows Connecticut Yankee to recover from NEP.

   NEP has recorded the estimated future payment obligation to Connecticut Yankee of $114 million as a liability and as an offsetting regulatory asset, reflecting NEP's expected future rate recovery of such costs. The NRC has identified numerous apparent violations of its regulations, which may result in the assessment of civil penalties.

Millstone 3

In April 1996, the NRC ordered Millstone 3, which has experienced numerous technical and nontechnical problems, to remain shut down pending verification that the unit's operations are in accordance with NRC regulations and the unit's operating license. Millstone 3 is operated by a subsidiary of Northeast Utilities (NU). NEP is not an owner of Millstone 1 and 2 nuclear generating units, which are also shut down under NRC orders.

   A number of significant prerequisites must be fulfilled prior to restart of Millstone 3, including certification by NU that the unit adequately conforms to its design and licensing bases, an independent verification of corrective action taken at the unit, an NRC assessment concluding a culture change has occurred, public hearings, and a vote of the NRC Commissioners. NU announced in December 1996 that it expects Millstone 3 to be ready for restart around the end of 1997, subject to review by the NRC Commissioners. NEP cannot predict when Millstone 3 will be allowed by the NRC to restart, but believes that the unit will remain shut down for a very protracted period.

   NEP incurred $10 million of actual costs in 1996 related to corrective actions associated with the outage. NEP has also accrued a liability of approximately $3 million for its share of future corrective action costs. Additional costs may be incurred. During the outage, NEP is also incurring approximately $1.6 million per month in incremental replacement power costs, which it has been recovering from customers through its fuel clause.

   Several criminal investigations related to Millstone 3 are ongoing. The NRC has identified numerous apparent violations of its regulations which may result in the assessment of civil penalties. NEP and other minority owners of Millstone 3 are assessing their legal rights with respect to NU's operation of Millstone 3.

Maine Yankee

Over the past few years, the Maine Yankee nuclear generating plant has experienced numerous technical and nontechnical problems. In 1995, the plant had been shut down for much of the year due to the discovery of cracks in its steam generator tubes. The plant is currently shut down due to a cable routing problem. In addition, due to leaking nuclear fuel rods, 68 fuel assemblies will be replaced. As a result, Maine Yankee management does not expect the unit to restart until at least summer of 1997.

   In late 1995, allegations were made to the NRC that inadequate analyses of the plant's emergency core cooling system had been performed. As a result of the allegations, the NRC limited the plant's operation to 90 percent of full capacity. In September 1996, the NRC asked the Department of Justice (DOJ) to review, for potential criminal violations, an NRC investigatory report on the allegations. The DOJ is not limited in its investigation to the matters covered in that report.

   During 1996, the NRC conducted an independent safety assessment (ISA) and identified a number of weaknesses, deficiencies, and apparent violations which could result in fines. Yankee Atomic performed professional services for Maine Yankee associated with the matters being investigated. In response to the ISA results, Maine Yankee has indicated that it will spend more than $50 million in 1997 on operational improvements. Additionally, in February 1997, Entergy Corporation, an operator of five nuclear units, commenced providing management services.

   Under a confirmatory action letter issued by the NRC on December 18, 1996, and supplemented on January 30, 1997, Maine Yankee must fulfill certain commitments before its plant will be allowed by the NRC staff to return to service. Because of regulatory and other uncertainties faced by Maine Yankee, NEP cannot predict whether or when Maine Yankee will return to service.

   During the outage, NEP is incurring approximately $1.8 million per month in incremental replacement power costs, which it has been recovering from customers through its fuel clause.

Brayton Point

In October 1996, the Environmental Protection Agency (EPA) announced it was beginning a process to determine whether to modify or revoke NEP's water discharge permit for its Brayton Point 1,576 megawatt power plant. This action came two years before the permit expiration date. The EPA stated it took this step in response to a request from the Rhode Island Department of Environmental Management (RIDEM) that action be taken on the Brayton Point permit prior to its 1998 renewal, based on concerns raised in a final RIDEM report issued in October 1996. The report asserted a statistical correlation between the decline in the fish population in Mount Hope Bay and a change in operations at Brayton Point that occurred in the mid-1980's.

   In February 1997, NEP signed a memorandum of agreement negotiated with the various federal and state environmental agencies under which NEP will voluntarily operate under more stringent conditions than under its existing permit. The agreement is in lieu of any immediate action on the permit, but will cover only the months of February and March 1997. During this time, the parties will continue to work toward a longer-term solution. NEP cannot predict at this time what permit changes will be required or the impact on Brayton Point's operations and economics. However, permit changes may substantially impact the plant's capacity and ability to produce energy as well as require significant capital expenditures of tens of millions of dollars to construct equipment to address the concerns raised by the environmental agencies.

Hazardous Waste

The electric utility industry typically utilizes and/or generates in its operations a range of potentially hazardous products and by-products. The most prevalent types of hazardous waste sites with which NEES and its subsidiaries have been associated are manufactured gas locations. (Until the early 1970s, NEES was a combined electric and gas holding company system.) NEES is aware of 40 such manufactured gas locations, including nine of the 23 locations for which NEES companies have been identified by either federal or state environmental regulatory agencies as potentially responsible parties, mostly located in Massachusetts. In 1993, the MDPU approved a settlement agreement that provides for rate recovery of remediation costs of former manufactured gas sites and certain other hazardous waste sites in Massachusetts. A more detailed discussion of this settlement agreement and of potential hazardous waste liabilities is contained in Note D-3 of the Notes to the Financial Statements. Predicting the potential costs to investigate and remediate hazardous waste sites continues to be difficult. At December 31, 1996, NEES had total reserves of $48 million and a related regulatory asset of $18 million. NEES believes that hazardous waste liabilities for all sites of which it is aware, and which are not covered by a rate agreement, are not material to its financial position.

Electric and Magnetic Fields (EMF)

In recent years, concerns have been raised about whether EMF, which occur near transmission and distribution lines as well as near household wiring and appliances, cause or contribute to adverse health effects. Numerous studies on the effects of these fields, some of them sponsored by electric utilities (including NEES companies), have been conducted and are continuing. In October 1996, the National Research Council of the National Academy of Sciences released a report stating no conclusive and consistent evidence demonstrates that exposures to residential EMF produce adverse health effects. It is impossible to predict the ultimate impact on NEES subsidiaries and the electric utility industry if further investigations were to demonstrate that the present electricity delivery system is contributing to increased risk of cancer or other health problems.

   Several state courts have recognized a cause of action for damage to property values in transmission line condemnation cases based on the fear that power lines cause cancer. It is difficult to predict what the impact on the NEES companies would be if this cause of action is recognized in the states in which NEES companies operate and in contexts other than condemnation cases.

Liquidity and Capital Resources

Capital requirements for 1996 and projections for 1997 are shown below:

Year ended December 31 (millions of dollars)                             1996           1997
                                                                    ----                ----
Cash expenditures for utility plant                                 $235                $230
Oil and gas exploration and development                               20                  15
                                                                    ----                ----
  Total capital expenditures                                         255                 245
Maturing debt and prepayment requirements                             24                  80
                                                                    ----                ----
  Total capital requirements                                        $279                $325

Cash from utility operations after
   payment of dividends                                             $242           $250
Cash from oil and gas operations                                      29             35
                                                                    ----           ----
  Total cash from operations
  after the payment of dividends                                    $271           $285
                                                                    ----           ----

  The long-term financing activities of the NEES subsidiaries for 1996 and the projected long-term financings for 1997 are summarized as follows:

                                     1996 Actual        1997 Projected
(millions of dollars)             Issues Retirements              Issues              Retirements
                                  ------ -----------              ------              -----------
NEP                                  $48        $ 58                 $ -                     $  3
Massachusetts Electric                20           -                  50                       30
Narragansett                           2           2                  40                       33
Granite State                          -           1                   5                        -
Nantucket                             28           -                   -                        1
Hydro-Transmission companies           -          12                   -                       11
Narragansett Energy
 Resources Company                     -           1                   -                        2
NEEI                                   -          33                   -                       20
                                  ------  ----------              ------               ----------
                                     $98        $107                 $95                     $100

   Interest rates on the long-term debt issued in 1996 shown above range from 4.10 percent to 7.24 percent.

   Net cash from operating activities provided all of the funds necessary for oil and gas expenditures in 1996 and is projected to provide all of the funds necessary in 1997. NEEI's 1996 oil and gas exploration and development costs included $7 million of capitalized interest costs.

   At December 31, 1996, NEES and its consolidated subsidiaries had lines of credit and standby bond purchase facilities with banks totaling $706 million. These lines and facilities were used at December 31, 1996 for liquidity support for $4 million of short-term borrowings, $141 million of commercial paper borrowings, and $372 million of NEP mortgage bonds in tax-exempt commercial paper mode. Fees are paid on the lines and facilities in lieu of compensating balances.

New England Electric System and Subsidiaries
Selected Financial Data
Year Ended December 31 (dollar amounts expressed in millions, except per share data)

                                      1996           1995           1994           1993           1992
                                   -------       --------        -------        -------        -------
Operating revenue:
Electric sales (excluding
 fuel cost recovery)               $ 1,531        $ 1,521        $ 1,518          $ 1,488             $ 1,424
Fuel cost recovery                     662            600            568            582            597
Other utility revenue                  125            121            117            117            118
Oil and gas sales                       33             30             40             47             43
                                   -------        -------        -------        -------        -------
  Total operating revenue          $ 2,351        $ 2,272        $ 2,243        $ 2,234        $ 2,182

Net income                         $   209        $   205        $   199        $   190        $   185

Average common shares
 (000's)                            64,924         64,944         64,970         64,970         64,970

Per share data:
Net income                         $ 3.22         $ 3.15         $ 3.07         $  2.93        $  2.85
Dividends declared                 $ 2.360        $ 2.345        $ 2.285        $  2.22        $  2.14
Return on average
 common equity                       12.6%          12.8%          12.7%          12.6%          12.6%

Total assets                       $ 5,223        $ 5,191        $ 5,085        $ 4,796        $ 4,585

Capitalization:
Common share equity                $ 1,685        $ 1,632        $ 1,581        $ 1,530        $ 1,487
Minority interests                      46             49             55             56             61
Cumulative preferred stock             126            147            147            147            162
Long-term debt                       1,615          1,675          1,520          1,512          1,533
                                   -------        -------        -------        -------        -------
  Total capitalization             $ 3,472        $ 3,503        $ 3,303        $ 3,245        $ 3,243

Deliveries to ultimate
 customers (millions
 of kWh)                            21,674         21,311         21,155         20,832         20,554
Cost per kWh sold to ultimate
 customers (cents)                    9.51           9.54           9.29           9.50           9.43
System maximum
 demand (MW)                         4,091          4,381          4,385          4,081          3,964
Electric capability
 (net MW)-year end                   5,276          5,482          5,533          5,362          5,479
Number of employees                  4,787          4,832          4,990          4,969          5,415
Number of ultimate customers
 (in thousands)                      1,333          1,314          1,300          1,288          1,277
                                   -------        -------        -------        -------        -------

New England Electric System and Subsidiaries
Statements of Consolidated Income
Year Ended December 31 (thousands of dollars, except per share data)

                                                1996                1995           1994
                                          ----------          ----------     ----------
Operating revenue                         $2,350,698          $2,271,712     $2,243,029

Operating expenses:
Fuel for generation                          334,994             237,498        220,956
Purchased electric energy                    509,400             548,370        514,143
Other operation                              501,090             500,721        494,741
Maintenance                                  127,785             136,058        161,473
Depreciation and amortization                246,379             264,666        301,123
Taxes, other than income taxes               143,733             132,631        125,840
Income taxes                                 139,199             128,340        128,257
                                          ----------          ----------     ----------
  Total operating expenses                 2,002,580           1,948,284      1,946,533
                                          ----------          ----------     ----------
Operating income                             348,118             323,428        296,496

Other income:
Allowance for equity funds used
 during construction                                               7,852         10,169
Equity in income of generating
 companies                                    10,334              10,552          9,758
Other income (expense), net                   (8,166)             (6,306)        (3,856)
                                          ----------          ----------     ----------
Operating and other income                   350,286             335,526        312,567
                                          ----------          ----------     ----------
Interest:
Interest on long-term debt                   110,479             108,365         93,500
Other interest                                19,527              19,826         11,298
Allowance for borrowed funds
 used during construction                     (2,246)            (14,016)        (7,793)
                                          ----------          ----------     ----------
  Total interest                             127,760             114,175         97,005
                                          ----------          ----------     ----------
Income after interest                        222,526             221,351        215,562
Preferred dividends and net gain
 on reacquisition of preferred
 stock of subsidiaries                         6,463               8,690          8,697
Minority interests                             7,127               7,904          7,439
                                         -----------         -----------    -----------
Net income                             $     208,936         $   204,757    $   199,426
                                         -----------         -----------    -----------
Average common shares                     64,924,468          64,944,187     64,969,652
Per share data:
Net income                               $      3.22         $      3.15    $      3.07
Dividends declared                       $     2.360         $     2.345    $     2.285
                                         -----------         -----------    -----------

Statements of Consolidated Retained Earnings
Year Ended December 31 (thousands of dollars)

                                                1996                1995           1994
                                           ---------           ---------      ---------
Retained earnings at beginning of year     $ 831,529           $ 779,045      $ 728,075
Net income                                   208,936             204,757        199,426
Dividends declared on common shares         (153,173)           (152,273)      (148,456)
                                           ---------           ---------      ---------
Retained earnings at end of year           $ 887,292           $ 831,529      $ 779,045
                                           ---------           ---------      ---------

The accompanying notes are an integral part of these consolidated financial statements.

New England Electric System and Subsidiaries
Consolidated Balance Sheets
At December 31 (thousands of dollars)

                                                          1996           1995
                                                    ----------     ----------
Assets
Utility plant, at original cost                     $5,692,956     $5,480,001
Less accumulated provisions for depreciation
 and amortization                                    1,853,003      1,710,991
                                                    ----------     ----------
                                                     3,839,953      3,769,010
Net investment in Seabrook 1 under
 rate settlement (Note A)                                              15,210
Construction work in progress                           56,652         71,682
                                                    ----------     ----------
   Net utility plant                                 3,896,605      3,855,902
                                                    ----------     ----------
Oil and gas properties, at full cost (Note A)        1,286,661      1,266,290
Less accumulated provision for amortization          1,081,940      1,032,777
                                                    ----------     ----------
   Net oil and gas properties                          204,721        233,513
                                                    ----------     ----------
Investments:
Nuclear power companies, at equity (Note D)             47,902         47,056
Other subsidiaries, at equity                           40,124         40,259
Other investments                                       96,399         87,992
                                                    ----------     ----------
   Total investments                                   184,425        175,307
                                                    ----------     ----------
Current assets:
Cash                                                     8,477          7,064
Accounts receivable, less reserves
 of $18,702 and $18,308                                262,103        284,033
Unbilled revenues                                       59,093         66,300
Fuel, materials, and supplies, at average  cost         74,111         73,724
Prepaid and other current assets                        85,096         77,673
                                                    ----------     ----------
   Total current assets                                488,880        508,794
                                                    ----------     ----------
Deferred charges and other assets (Note B)             448,620        417,360
                                                    ----------     ----------
                                                    $5,223,251     $5,190,876
                                                    ----------     ----------
Capitalization and liabilities
Capitalization (see accompanying statements):
Common share equity                                 $1,685,417     $1,631,779
Minority interests in consolidated
 subsidiaries                                           46,293         48,912
Cumulative preferred stock of subsidiaries             126,166        147,016
Long-term debt                                       1,614,578      1,675,170
                                                    ----------     ----------
   Total capitalization                              3,472,454      3,502,877
                                                    ----------     ----------
Current liabilities:
Long-term debt due within one year                      79,705         23,960
Short-term debt                                        145,050        203,250
Accounts payable                                       148,592        157,486
Accrued taxes                                           14,911         15,894
Accrued interest                                        27,494         27,455
Dividends payable                                       37,276         38,683
Other current liabilities (Note F)                     109,582         73,104
                                                    ----------     ----------
   Total current liabilities                           562,610        539,832
                                                    ----------     ----------
Deferred federal and state income taxes                750,929        780,451
Unamortized investment tax credits                      91,936         93,408
Other reserves and deferred credits                    345,322        274,308
Commitments and contingencies (Note D)              ----------     ----------
                                                    $5,223,251     $5,190,876
                                                    ----------     ----------

The accompanying notes are an integral part of these consolidated financial statements.

New England Electric System and Subsidiaries
Consolidated Statements of Cash Flows
Year ended December 31 (thousands of dollars)

                                                 1996                1995           1994
                                             --------            --------       --------
Operating activities
Net income                                   $208,936            $204,757       $199,426
Adjustments to reconcile net income
  to net cash provided by operating
  activities:
 Depreciation and amortization                250,508             270,292        305,908
 Deferred income taxes and
  investment tax credits, net                 (30,328)             24,056         41,741
 Allowance for funds used during
  construction                                 (2,246)            (21,868)       (17,962)
 Amortization of unbilled revenues                                 (8,209)       (38,458)
 Minority interests                             7,127               7,904          7,439
 Decrease (increase) in accounts
  receivable, net and unbilled revenues        30,770               1,194        (33,107)
 Decrease (increase) in fuel,
  materials, and supplies                         126              20,707        (20,117)
 Decrease (increase) in prepaid
  and other current assets                     (7,209)               (955)        (7,714)
 Increase (decrease) in accounts payable       (9,568)            (11,451)        40,595
 Increase (decrease) in other current
  liabilities                                  33,999              (4,784)       (25,676)
 Other, net                                    40,455             (11,790)       (34,109)
                                             --------            --------       --------
   Net cash provided by operating
   activities                                $522,570            $469,853       $417,966
                                             --------            --------       --------
Investing activities
Plant expenditures, excluding
  allowance for funds used
  during construction                       $(234,409)          $(329,385)     $(438,016)
Oil and gas exploration and
 development                                  (20,371)            (17,947)       (28,233)
Other investing activities                    (10,309)            (32,460)       (18,830)
                                            ---------           ---------      ---------
   Net cash used in investing
   activities                               $(265,089)          $(379,792)     $(485,079)
                                            ---------           ---------      ---------
Financing activities
Dividends paid to minority interests        $  (8,878)          $ (12,159)     $  (8,416)
Dividends paid on NEES common shares         (153,759)           (151,335)      (148,063)
Short-term debt                               (59,862)            (30,720)       162,195
Long-term debt-issues                          97,850             425,000         97,000
Long-term debt-retirements                   (106,811)           (311,920)       (34,920)
Preferred stock-retirements                   (20,900)                              (512)
Premium on reacquisition of long-term debt                         (2,003)
Return of capital to minority
  interests and related premium                (1,633)             (1,364)
Repurchase of common shares                    (2,075)             (1,543)
                                            ---------           ---------      ---------
  Net cash provided by (used in)
  financing activities                      $(256,068)          $ (86,044)     $  67,284
                                            ---------           ---------      ---------
Net increase in cash and cash equivalents   $   1,413           $   4,017      $     171
Cash and cash equivalents at beginning
  of year                                       7,064               3,047          2,876
                                            ---------           ---------      ---------
Cash and cash equivalents at end of year    $   8,477           $   7,064      $   3,047
                                            ---------           ---------      ---------
Supplementary information
Interest paid less amounts capitalized      $ 119,710           $ 105,459      $  90,500
                                            ---------           ---------      ---------
Federal and state income taxes paid         $ 168,255           $  68,312      $ 114,597
                                            ---------           ---------      ---------
Dividends received from investments
at equity                                   $  12,987           $  14,748      $  15,350
                                            ---------           ---------      ---------

The accompanying notes are an integral part of these consolidated financial statements.

New England Electric System and Subsidiaries
Consolidated Statements of Capitalization
At December 31 (thousands of dollars)


Common share equity                                                 1996           1995
                                                              ----------     ----------
Common shares, par value $1 per share
 Authorized - 150,000,000 shares
 Issued - 64,969,652 shares                                   $   64,970     $   64,970
Paid-in capital                                                  736,773        736,823
Retained earnings                                                887,292        831,529
Treasury stock - 102,957 and 45,931 shares,
 respectively                                                     (3,618)        (1,543)
                                                              ----------     ----------
   Total common share equity                                  $1,685,417     $1,631,779

                               Shares outstanding
Cumulative preferred stock of
 subsidiaries                             1996             1995          1996           1995
                                     ---------         --------      --------       --------
$100 Par value-
 4.44% to 4.76%                        371,640          430,140      $ 37,164       $ 43,014
 6.00% to 7.24%                        375,020          525,020        37,502         52,502
$50 Par value
 4.50% to 6.95%                        730,000          730,000        36,500         36,500
$25 Par value
 6.84%                                 600,000          600,000        15,000         15,000
                                     ---------        ---------      --------       --------
Total cumulative preferred stock
 of subsidiaries (annual dividend
 requirement of $7,332 for 1996
 and $8,690 for 1995)                2,076,660        2,285,160      $126,166       $147,016
                                     ---------        ---------      --------       --------

Long-term debt (Note G)               Maturity        Rate      1996      1995
                             -----------------         -----------------------     ----------
Mortgage bonds               1996 through 1999         5.060%-8.280%$  173,500     $  183,500
                             2000 through 2004         6.240%-8.520%   243,500        243,500
                             2005 through 2014         6.110%-8.450%    94,000         74,000
                             2015 through 2026         7.050%-9.125%   442,700        472,550
                             2018 through 2022    Variable   371,850   342,000
Notes
Granite State Electric Company           1996 through 2025       7.370%-9.440%         15,000         16,000
Nantucket Electric Company   1997 through 2016         4.100%-8.500%    31,500
New England Energy Incorporated          1998 through 2002  Variable   149,000        182,000
Hydro-Transmission Companies 2001 through 2015         8.820%-9.410%   148,010        159,530
Narragansett Energy Resources
 Company                                  2010      7.250%    30,560    32,000
                             -----------------         -----------------------     ----------
Unamortized discounts and
 premiums, net                                                (5,337)   (5,950)
                                                          --------------------
  Total long-term debt                                     1,694,283 1,699,130
                                                          --------------------
Long-term debt due in one year                               (79,705)  (23,960)
                                                          --------------------
                                                          $1,614,578$1,675,170
                                                          --------------------

The accompanying notes are an integral part of these consolidated financial statements.

New England Electric System and Subsidiaries
Notes to Consolidated Financial Statements

Note A - Significant Accounting Policies

1. Nature of operations

New England Electric System (NEES) is a public utility holding company. NEES and its subsidiaries constitute the second largest electric utility system in New England. Its core business activities are the generation, transmission, distribution, and sale of electric energy and the delivery of related services, including energy efficiency improvements, to residential, commercial, industrial, and municipal customers. Other business activities include independent transmission projects and rate-regulated domestic oil and gas operations.

   The NEES system provides electric service to retail customers through separate distribution subsidiaries, Massachusetts Electric Company (Massachusetts Electric) and Nantucket Electric Company (Nantucket), which operate in Massachusetts; The Narragansett Electric Company (Narragansett), which operates in Rhode Island; and Granite State Electric Company (Granite State), which operates in New Hampshire. Each of the distribution subsidiaries purchases electricity on behalf of its customers under wholesale all-requirements contracts with NEES's wholesale generating subsidiary, New England Power Company (NEP). (See Note B for a discussion of industry restructuring and NEP's proposed divestiture of its generating business.)

2. Basis of consolidation and financial statement presentation

The consolidated financial statements include the accounts of NEES and all subsidiaries except New England Electric Transmission Corporation, which is recorded under the equity method. Presentation of this subsidiary on the equity basis is not material to the consolidated financial statements.
Nantucket, which was acquired by NEES on March 26, 1996, is also included in the consolidated financial statements. NEP has a minority interest in four regional nuclear generating companies (Yankees). Narragansett Energy Resources Company (NERC) has a 20 percent general partnership interest in the Ocean State Power
(OSP) generating facility. NEES Energy, Inc. (NEES Energy) has a 50 percent interest in AllEnergy Marketing Company, L.L.C., a new energy marketing joint venture with a wholly-owned subsidiary of Eastern Enterprises. NEP, NERC, and NEES Energy account for these ownership interests under the equity method.

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

   NEP is also a 12 percent and 10 percent joint owner, respectively, of the Millstone 3 and Seabrook 1 nuclear generating units, each 1,150 megawatts. NEP's net investments in Millstone 3 and Seabrook 1, included in "Net utility plant," are approximately $379 million and $55 million, respectively. NEP's share of the related expenses for these units is included in "Operating expenses."

   The accounts of NEES and its utility subsidiaries are maintained in accordance with the Uniform System of Accounts prescribed by regulatory bodies having jurisdiction. All significant intercompany transactions between consolidated subsidiaries have been eliminated.

   In preparing the financial statements, management is required to make estimates that affect the reported amounts of assets and liabilities and disclosures of asset recovery and contingent liabilities as of the date of the balance sheets, and revenues and expenses for the period. These estimates may differ from actual amounts if future circumstances cause a change in the assumptions used to calculate these estimates.

3. Electric sales revenue

All of NEES's subsidiaries accrue revenues for electricity delivered but not yet billed (unbilled revenues), with the exception of Granite State. Included in income are $8 million and $38 million, in 1995 and 1994, respectively, which represent amortization of the initial effect of recording unbilled revenues, in accordance with the retail rate agreements. Accrued revenues are also recorded in accordance with rate adjustment mechanisms.

4. Allowance for funds used during construction (AFDC)

The utility subsidiaries capitalize AFDC as part of construction costs. AFDC represents the composite interest and equity costs of capital funds used to finance that portion of construction costs not yet eligible for inclusion in rate base. AFDC is capitalized in "Utility plant" with offsetting noncash credits to "Other income" and "Interest." This method is in accordance with an established rate-making practice under which a utility is permitted a return on, and the recovery of, prudently incurred capital costs through their ultimate inclusion in rate base and in the provision for depreciation. The composite AFDC rates were
5.6 percent, 7.3 percent, and 7.6 percent, in 1996, 1995, and 1994, respectively.

5. Depreciation and amortization

The depreciation and amortization expense included in the statements of consolidated income is composed of the following:


Year ended December 31 (thousands of dollars)       1996             1995           1994
                                                --------         --------       --------
Depreciation                                    $171,193         $159,510       $136,746
Nuclear decommissioning costs (see Note D-4)       2,629            2,629          1,951
Amortization:
 Oil and gas properties (see Note A-6)            49,163           68,708         79,232
 Investment in Seabrook 1
  under rate settlement                           15,210           23,073         65,061
 Oil Conservation Adjustment (OCA)                     -                           4,467         11,854
 Property losses                                   6,280            6,279          6,279
 Millstone 3 additional amortization,
  under rate settlement                            1,904                -              -
                                                --------         --------       --------
  Total depreciation and amortization
   expense                                      $246,379         $264,666       $301,123
                                                --------         --------       --------


   Depreciation is provided annually on a straight-line basis. The provision for depreciation as a percentage of weighted average depreciable property was 3.2 percent in 1996, 3.3 percent in 1995, and 3.1 percent in 1994. The OCA was designed to recover expenditures for coal conversion facilities at NEP's Salem Harbor Station. These costs were fully amortized at December 31, 1995. In addition, Seabrook 1 costs under the rate settlement were fully amortized at December 31, 1996. In December 1996, New England Energy Incorporated (NEEI) recorded a $13 million adjustment, which reduced its amortization of oil and gas properties to correct amounts recorded in the years 1990 through 1996.

6. Oil and gas operations

NEEI participates in a rate-regulated domestic oil and gas exploration, development, and production program through a partnership with a nonaffiliated oil company. This program consists of prospects acquired prior to December 31, 1983. No new prospects will be acquired under this program. However, NEEI continues to incur costs in connection with existing prospects. In conjunction with divestiture of the NEES companies' generation business, NEEI intends to sell its oil and gas properties.

   Losses from this program are passed on to NEP, and ultimately to retail customers, under an intercompany pricing policy approved by the Securities and Exchange Commission (SEC). NEEI has incurred operating losses since 1986 due to low oil and gas prices, and expects to incur substantial additional losses in the future. Such losses were $22 million, $44 million, and $40 million in 1996, 1995, and 1994, respectively. NEP's ability to pass these losses on to its customers was favorably resolved in NEP's 1988 Federal Energy Regulatory Commission (FERC) rate settlement. This settlement covered all costs incurred by, or resulting from, commitments made by NEEI through March 1, 1988. Other subsequent costs incurred by NEEI are subject to normal regulatory review.

   NEEI follows the full cost method of accounting for its oil and gas operations, under which capitalized costs (including interest paid to banks) relating to wells and leases, determined to be either commercial or noncommercial, are amortized using the unit of production method. The pricing policy has allowed NEEI to capitalize all costs incurred in connection with fuel exploration activities of its rate-regulated program, including interest paid to banks, of which $7 million was capitalized in 1996, and $10 million in both 1995 and 1994. In the absence of the pricing policy, the SEC's cost center "ceiling test" rule requires non-rate-regulated companies to write down capitalized costs to a level that approximates the present value of their proved oil and gas reserves. Based on NEEI's 1996 average oil and gas selling prices, application of the ceiling test would have resulted in a write-down of approximately $93 million after tax ($149 million before tax) at December 31, 1996.

7. Cash

NEES and its subsidiaries classify short-term investments with an original maturity of 90 days or less as cash.

Note B - Industry Restructuring

The electric utility business is rapidly progressing toward the unbundling of what is now a fully-regulated, bundled product into separate generation, transmission, and distribution components and creating competition in the generation component. Under the current regulatory framework, electric utilities have incurred costs related to commitments to supply electricity to customers that may not be economical in a competitive environment. The amounts by which such costs exceed market prices are commonly referred to as "stranded costs." As described below, a variety of new rules, laws, or proposals have been enacted, or are in process, in the jurisdictions that the NEES subsidiaries operate, to provide for competition in a deregulated generation environment, and allow for stranded cost recovery. See also the "Industry Restructuring" section of Financial Review for a more in-depth discussion of current developments in this area.

Massachusetts and Rhode Island

On February 26, 1997, the Massachusetts Department of Public Utilities (MDPU) approved an industry restructuring settlement agreement among NEP, its Massachusetts distribution affiliates Massachusetts Electric and Nantucket, the Massachusetts Attorney General, and other parties. In August 1996, the state of Rhode Island enacted industry restructuring legislation. The

Massachusetts settlement and the Rhode Island statute have many similarities. Both plans:

- provide for complete retail choice by customers of their power supplier. In Rhode Island, this would begin in July 1997 for certain customers. All customers in Rhode Island and Massachusetts would have choice in 1998. In Massachusetts, choice is contingent on open access being available to all customers of Massachusetts investor-owned utilities;

- provide for recovery of their allocated share of NEP's stranded costs;

- provide customers who do not choose an alternative supplier with service called "standard offer" service;

- implement performance-based rates over varying periods with predetermined rate increases and with additional adjustments that can occur as a result of performance standards or if earnings are below or above an established floor and ceiling;

- require an adjustment of stranded cost recovery to reflect the market value of fossil and hydroelectric generating assets with the Massachusetts settlement requiring actual divestiture of such assets;

- propose amendments to the NEP-retail companies' wholesale all-requirements contracts which have been filed with and accepted by the FERC, set down for hearing, and made effective, subject to refund.

   The stranded costs to be recovered in both Massachusetts and Rhode Island include (i) the above-market portion of generating plant commitments and regulatory assets to be recovered over 12 years in Massachusetts and 12.5 years in Rhode Island and (ii) the above-market portion of purchased power contracts and the operating cost of nuclear plants, that cannot be avoided by shutting down the plants, including nuclear decommissioning costs. These latter costs would be recovered as incurred over the life of these obligations, a period expected to extend beyond 12 years. NEP estimates that at December 31, 1996 its above-market commitments are approximately $4.5 billion on a present-value basis before application of the proceeds from the sale of its generating business.

   Under the Massachusetts settlement, the NEES companies must complete the divestiture of their generating business within six months of the later of the commencement of retail choice in Massachusetts or the receipt of all necessary regulatory approvals. As part of the divestiture plan, NEP will endeavor to sell, or otherwise transfer, its minority interest in four nuclear power plants to nonaffiliates. To the extent NEP is unable to divest its nuclear generating interest, the Massachusetts settlement provides for a sharing between customers and shareholders of the nuclear-related revenues and costs not otherwise reflected in the stranded cost recovery, with 80 percent allocated to customers and 20 percent to shareholders.
In addition, NEEI is planning to sell its oil and gas properties, the cost of which is supported by NEP through fuel purchased contracts.

New Hampshire and federal activity

On February 28, 1997, the New Hampshire Public Utilities Commission (NHPUC) issued its plan to implement a New Hampshire law calling for retail access by 1998. Under the plan, utilities such as Granite State whose rates are below the regional average would be allowed full recovery of stranded costs as calculated by the NHPUC. However, the NHPUC indicated that its methodology and proposed timing of recovery would yield both initial access charges and total recovery less than that requested by Granite State although the NHPUC indicated that its decision would not result in savings for Granite State's customers.

   Prior to the issuance of the NHPUC order, Granite State reached an interim settlement with several customers and other stakeholders that would set initial access charges at 2.8 cents per kWh for two years, and in other respects would mirror the Massachusetts settlement described previously. Stranded costs to be recovered after the two-year initial period would be subject to future regulatory determination. Unlike the NHPUC order, the interim settlement agreement would provide all customers with a rate reduction of approximately 10 percent. This interim settlement is still pending before the NHPUC.

   In April 1996, the FERC issued Order No. 888 requiring utilities that own transmission facilities to file open access tariffs to make available transmission service to affiliates and nonaffiliates at fair, nondiscriminatory rates. In mid-1996, NEP filed a transmission tariff with the FERC pursuant to this requirement. Order No. 888 also stated that public utilities will be allowed to seek recovery of legitimate and verifiable stranded costs from departing customers as a result of wholesale competition. The FERC also stated that it would permit stranded cost recovery under wholesale all-requirements contracts, such as the contracts between NEP and its retail affiliates.

   Because of the Massachusetts settlement and the Rhode Island statute, NEP does not expect it will rely exclusively on Order No. 888 to recover stranded costs from its affiliates in Massachusetts and Rhode Island. NEP cannot predict at this time whether an Order No. 888 filing will be necessary to fully recover stranded costs from Granite State or from seven unaffiliated wholesale customers should any of those customers choose to terminate service under their contract with NEP. Granite State and these seven unaffiliated customers are responsible for approximately 3 percent and 2 percent of NEP's sales, respectively. On February 26, 1997, the FERC announced Order No. 888-A, reaffirming the principles of Order No. 888, including stranded cost recovery.

Accounting implications

Historically, electric utility rates have been based on a utility's costs. As a result, electric utilities are subject to certain accounting standards that are not applicable to other business enterprises in general. Financial Accounting Standards No. 71, Accounting for the Effects of Certain Types of Regulation (FAS 71), requires regulated entities, in appropriate circumstances, to establish regulatory assets, and thereby defer the income statement impact of certain costs expected to be recovered in future rates. The NEES companies have recorded approximately $550 million in regulatory assets in compliance with FAS 71 of which approximately $75 million relate to the transmission and distribution business.

   Both the Massachusetts settlement and the Rhode Island statute provide for full recovery of the costs of generating assets and oil and gas related assets (including regulatory assets) not recoverable from the proceeds of the divestiture of NEP's generating business. The cost of these assets would be recovered as part of a transition access charge imposed on all distribution customers. After the proposed divestiture, substantially all of NEP's business, including the recovery of its stranded costs, would remain under cost-based rate regulation. NEES believes the Massachusetts settlement and the Rhode Island statute will enable the NEES distribution companies operating in those states to recover through rates their specific costs of providing ongoing distribution services. In addition, FERC Order No. 888 enables transmission companies to recover their specific costs of providing transmission service. NEES believes these factors will allow its principal subsidiaries to continue to apply FAS 71 and that no impairment of plant assets will exist under Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (FAS 121). Any loss from the divestiture of generating assets and oil and gas assets will be recorded as a regulatory asset to be recovered through the ongoing transition access charge.

   Although NEES believes that its subsidiaries will continue to meet the criteria for continued application of FAS 71, NEES understands that members of the SEC staff have raised questions concerning the continued applicability of FAS 71 to certain other electric utilities facing restructuring. In addition, despite the progress made to date in Massachusetts and Rhode Island, it is possible that the final restructuring plans ultimately ordered by regulatory bodies would not reflect full recovery of stranded costs, including a fair return on those costs as they are being recovered. In the event that future circumstances should cause the application of FAS 71 to be discontinued, a noncash write-off of previously established regulatory assets and liabilities related to the affected operations would be required. In addition, write-downs of plant assets under FAS 121 could be required, including a write-off of any loss from the divestiture of the generating business.

   The components of regulatory assets are as follows:

At December 31 (thousands of dollars)                      1996           1995
                                                       --------       --------
Oil and gas properties:
 in excess of SEC "ceiling test" (see Note A-6)        $149,100       $178,200
                                                       --------       --------
Regulatory assets included in current assets &
  liabilities:
 Accrued NEEI losses (see Note A-6)                      21,648         43,731
 Rate adjustment mechanisms (see Note F)                (48,894)        (6,720)
                                                       --------       --------
                                                        (27,246)        37,011
                                                       --------       --------
Regulatory assets included in deferred charges:
 Accrued Connecticut Yankee costs (see Note D-4)        114,425              -
 Accrued Yankee Atomic costs (see Note D-4)              51,988         67,566
 Unamortized losses on reacquired debt                   52,167         54,583
 Deferred SFAS No. 106 costs (see Note E-2)              29,839         38,669
 Deferred SFAS No. 109 costs (see Note C)                72,075         74,083
 Purchased power contract termination costs              19,578         23,494
 Deferred gas pipeline charges (see Note D-2)            59,733         62,873
 Environmental response costs (see Note D-3)             18,265         19,276
 Deferred storm costs                                     6,530          8,259
 Unamortized property losses                                253         12,044
 Other                                                    6,226         24,109
                                                       --------       --------
                                                        431,079        384,956
                                                       --------       --------
                                                       $552,933       $600,167
                                                       --------       --------

   Additional deferred charges included in "Deferred charges and other assets" on the consolidated balance sheets, that do not represent regulatory assets, totaled $17,541,000 and $32,404,000 at December 31, 1996 and 1995, respectively.

Note C - Income Taxes

Total income taxes in the statements of consolidated income are as follows:

Year ended December 31 (thousands of dollars)              1996           1995           1994
                                               --------          --------            --------
Income taxes charged to operations             $139,199          $128,340            $128,257
Income taxes charged to "Other income"           (3,018)              762                 779
                                               --------          --------            --------
   Total income taxes                          $136,181          $129,102            $129,036
                                               --------          --------            --------

   Total income taxes, as shown above, consist of the following components:


Year ended December 31 (thousands of dollars)              1996           1995           1994
                                               --------          --------            --------
Current income taxes                           $166,509          $105,046            $ 87,295
Deferred income taxes                           (28,652)           25,578              46,166
Investment tax credits, net                      (1,676)           (1,522)             (4,425)
   Total income taxes                          $136,181          $129,102            $129,036
                                               --------          --------            --------

   Total income taxes, as shown on previous page, consist of federal and state components as follows:

Year ended December 31 (thousands of dollars)              1996           1995           1994
                                               --------          --------            --------
Federal income taxes                           $111,573          $103,503            $104,136
State income taxes                               24,608            25,599              24,900
                                               --------          --------            --------
 Total income taxes                            $136,181          $129,102            $129,036
                                               --------          --------            --------

   Investment tax credits of subsidiaries are deferred and amortized over the estimated lives of the property giving rise to the credits. Although investment tax credits were generally eliminated by the 1986 tax legislation, additional carry forward amounts continue to be recognized.

   With regulatory approval, the subsidiaries have adopted comprehensive interperiod tax allocation (normalization) for temporary book/tax differences.

   Total income taxes differ from the amounts computed by applying the federal statutory tax rates to income before taxes.
The reasons for the differences are as follows:

Year ended December 31 (thousands of dollars)              1996           1995           1994
                                             --------           ---------            --------
Computed tax at statutory rate               $123,053            $119,892            $118,006
Increases (reductions) in tax resulting from:
 Reversal of deferred taxes recorded
 at a higher rate                              (2,175)             (3,306)             (4,230)
Amortization of investment tax credits         (4,347)             (4,443)             (5,272)
State income tax, net of federal income
 tax benefit                                   15,995              16,639              16,185
All other differences                           3,655                 320               4,347
                                             --------           ---------            --------
   Total income taxes                        $136,181           $ 129,102            $129,036
                                             --------           ---------            --------

   The following table identifies the major components of total deferred income taxes:

At December 31 (millions of dollars)             1996                1995
                                              -------            --------
Deferred tax asset:
 Plant related                                $   110            $    104
 Investment tax credits                            37                  38
 All other                                        143                 122
                                              -------            --------
                                                  290                 264
                                              -------            --------
Deferred tax liability:
 Plant related                                   (811)               (788)
 Equity AFDC                                      (53)                (56)
 All other                                       (177)               (200)
                                              -------            --------
                                               (1,041)             (1,044)
                                              -------            --------
 Net deferred tax liability                   $  (751)            $  (780)
                                              -------             -------

   There were no valuation allowances for deferred tax assets deemed necessary.

   Federal income tax returns for NEES and its subsidiaries have been examined and reported on by the Internal Revenue Service
(IRS) through 1991. The returns for 1992 and 1993 are currently under examination by the IRS.

Note D - Commitments and Contingencies

1. Plant expenditures

The NEES subsidiaries' utility plant expenditures are estimated to be $230 million in 1997. At December 31, 1996, substantial commitments had been made relative to future planned expenditures.

2. Natural gas pipeline capacity

In connection with serving NEP's gas-burning electric generation facilities, NEP has entered into several contracts for natural gas pipeline capacity and gas supply. These agreements require minimum fixed payments that are currently estimated to be approximately $57 million to $60 million per year from 1997 to 2001. Under these agreements, remaining fixed payments from 2002 through 2014 total approximately $525 million.

   As part of a rate settlement, NEP was recovering 50 percent of the fixed pipeline capacity payments through its current fuel clause and deferring the recovery of the remaining 50 percent until the Manchester Street repowering project was completed. These deferrals ended in November 1995, at which time NEP had deferred payments of approximately $63 million, which will be amortized over 25 years in accordance with rate settlements (see Note B).

   In connection with managing its fuel supply, NEP uses a portion of this pipeline capacity to sell natural gas. Proceeds from the sale of natural gas and pipeline capacity of $50 million, $71 million, and $55 million in 1996, 1995, and 1994, respectively, have been passed on to customers through NEP's fuel clause. These proceeds have been reflected as an offset to the related fuel expense in "Fuel for generation" in NEP's statements of income. Natural gas sales decreased in 1996 as a result of the Manchester Street Station entering commercial operation in the second half of 1995.

3. Hazardous waste

The Federal Comprehensive Environmental Response, Compensation and Liability Act, more commonly known as the "Superfund" law, imposes strict, joint and several liability, regardless of fault, for remediation of property contaminated with hazardous substances. A number of states, including Massachusetts, have enacted similar laws.

   The electric utility industry typically utilizes and/or generates in its operations a range of potentially hazardous products and by-products. NEES subsidiaries currently have in place an internal environmental audit program and an external waste disposal vendor audit and qualification program intended to enhance compliance with existing federal, state, and local requirements regarding the handling of potentially hazardous products and by-products.

   NEES and/or its subsidiaries have been named as potentially responsible parties (PRPs) by either the United States Environmental Protection Agency (EPA) or the Massachusetts Department of Environmental Protection for 23 sites at which hazardous waste is alleged to have been disposed. Private parties have also contacted or initiated legal proceedings against NEES and certain subsidiaries regarding hazardous waste cleanup. The most prevalent types of hazardous waste sites with which NEES and its subsidiaries have been associated are manufactured gas locations. (Until the early 1970s, NEES was a combined electric and gas holding company system.) NEES is aware of approximately 40 such manufactured gas locations (including nine of the 23 locations for which NEES companies are PRPs) mostly located in Massachusetts. NEES and its subsidiaries are currently aware of other possible hazardous waste sites, and may in the future become aware of additional sites, that they may be held responsible for remediating.

   In 1993, the MDPU approved a settlement agreement regarding the rate recovery of remediation costs of former manufactured gas sites and certain other hazardous waste sites located in Massachusetts. Under that agreement, qualified costs related to these sites are paid out of a special fund established on Massachusetts Electric's books. Massachusetts Electric made an initial $30 million contribution to the fund. Rate-recoverable contributions of $3 million, adjusted since 1993 for inflation, are added annually to the fund along with interest and any recoveries from insurance carriers. At December 31, 1996, the fund had a balance of $17 million. Under the 1996 Massachusetts settlement, an additional $15 million will be transferred to the fund in 1997 out of existing reserves for refunds.

   Predicting the potential costs to investigate and remediate hazardous waste sites continues to be difficult. There are also significant uncertainties as to the portion, if any, of the investigation and remediation costs of any particular hazardous waste site that may ultimately be borne by NEES or its subsidiaries. Where appropriate, the NEES companies intend to seek recovery from their insurers and from other PRPs, but it is uncertain whether, and to what extent, such efforts will be successful. At December 31, 1996, NEES had total reserves for environmental response costs of $48 million and a related regulatory asset of $18 million. NEES believes that hazardous waste liabilities for all sites of which it is aware, and which are not covered by a rate agreement, are not material to its financial position.

   In October 1996, the American Institute of Certified Public Accountants issued new accounting rules for Environmental Remediation Liabilities which become effective in 1997. NEES does not believe these new rules will have a material effect on NEES's financial position or results of operations.

4. Nuclear plant decommissioning and nuclear fuel disposal

NEP is liable for its share of decommissioning costs for Millstone 3, Seabrook 1, and all of the Yankees. Decommissioning costs include not only estimated costs to decontaminate the units as required by the Nuclear Regulatory Commission (NRC), but also costs to dismantle the uncontaminated portion of the units. NEP records decommissioning cost expense on its books consistent with its rate recovery. NEP is recovering its share of projected decommissioning costs for Millstone 3 and Seabrook 1 through depreciation expense. In addition, NEP is paying its portion of projected decommissioning costs for all of the Yankees through purchased power expense. Such costs reflect estimates of total decommissioning costs approved by the FERC.

Connecticut Yankee

NEP has a 15 percent equity ownership interest in Connecticut
Yankee.  As a result of an economic analysis, the Connecticut
Yankee board of directors voted in December 1996 to permanently shut down and decommission the plant.

   In December 1996, Connecticut Yankee filed with the FERC to recover all of its approximately $246 million undepreciated investment in the plant and other costs over the period extending through June 2007, when the plant's NRC operating license would have expired. In a 1993 decision, the FERC allowed Yankee Atomic to recover its undepreciated investment in its permanently shut down nuclear plant, in part on the grounds that owners should not be discouraged from closing uneconomic plants. Several parties have intervened in opposition to Connecticut Yankee's filing.
NEP believes that the FERC will allow NEP to recover from its customers all costs that the FERC allows Connecticut Yankee to recover from NEP.

   NEP has recorded the estimated future payment obligation to Connecticut Yankee of $114 million as a liability and as an offsetting regulatory asset, reflecting NEP's expected future rate recovery of such costs. The NRC has identified numerous apparent violations of its regulations, which may result in the assessment of civil penalties.

Yankee Atomic

NEP has a 30 percent ownership interest in Yankee Atomic.  In
1992, the Yankee Atomic board of directors decided to permanently cease power operation of, and decommission, the facility.
Decommissioning is currently underway.

   NEP has recorded an estimate of its total future payment obligations for post-operating costs to Yankee Atomic as a liability and as an offsetting regulatory asset, reflecting its expected future rate recovery of such costs. This liability and related regulatory asset are approximately $52 million each at December 31, 1996.

Decommissioning Trust Funds

Each nuclear unit in which NEP has an ownership interest has established a decommissioning trust fund or escrow fund into which payments are being made to meet the projected costs of decommissioning. Listed below is information on each operating nuclear plant in which NEP has an ownership interest.

                                                          NEP's share of (millions of dollars)
                                                          -----------------------------------
                  NEP's                  EstimatedDecommissioning
              Ownership          Net              Decommissioning       Fund        License
Unit        Interest (%)Plant AssetsCost (in 1996$)     Balances* Expiration
----        ----------- ------------              ---------------           ---------------     ----------
Maine Yankee**       20           44            74             31       2008
Vermont Yankee       20           36            75             30       2012
Millstone 3***       12          379            62             16       2025
Seabrook 1***        10           55            45              7       2026

*Certain additional amounts are anticipated to be available through tax deductions.

**A Maine statute provides that if both Maine Yankee and its decommissioning trust fund have insufficient assets to pay for the plant decommissioning, the owners of Maine Yankee are jointly and severally liable for the shortfall.

***Fund balances are included in "Other investments" on the balance sheets and approximate market value.

   There is no assurance that decommissioning costs actually incurred by the Yankees, Millstone 3, or Seabrook 1 will not substantially exceed these amounts. For example, decommissioning cost estimates assume the availability of permanent repositories for both low-level and high-level nuclear waste; those repositories do not currently exist. If any of the units were shut down prior to the end of their operating licenses, the funds collected for decommissioning to that point would be insufficient.

   The Nuclear Waste Policy Act of 1982 establishes that the federal government is responsible for the disposal of spent nuclear fuel. The federal government requires NEP to pay a fee based on its share of the net generation from the Millstone 3 and Seabrook 1 nuclear units. NEP is recovering this fee through its fuel clause. Similar costs are incurred by the Maine Yankee and Vermont Yankee nuclear generating units. These costs are billed to NEP and also recovered from customers through NEP's fuel clause.

5. Investments in nuclear units

The Millstone 3 and Maine Yankee nuclear generating units are currently shut down and have been placed on the NRC "Watch List," signifying that their safety performance exhibits sufficient weakness to warrant increased NRC attention. Neither may restart without NRC approval. At present, the Vermont Yankee and Seabrook 1 nuclear generating units appear to be operating routinely without major problems.

   On October 9, 1996, the NRC issued letters to operators of nuclear power plants requiring them to document that the plants are operated and maintained within their design and licensing bases, and that any deviations are reconciled in a timely manner. The Seabrook 1, Maine Yankee, and Vermont Yankee nuclear power plants responded to the NRC letters in February 1997.

   Uncertainties regarding the future of nuclear generating stations, particularly older units, such as Maine Yankee and Vermont Yankee, are increasing rapidly and could adversely affect their service lives, availability, and costs. These uncertainties stem from a combination of factors, including the acceleration of competitive pressures in the power generation industry and increased NRC scrutiny.

Millstone 3

In April 1996, the NRC ordered Millstone 3, which has experienced numerous technical and nontechnical problems, to remain shut down pending verification that the unit's operations are in accordance with NRC regulations and the unit's operating license. Millstone 3 is operated by a subsidiary of Northeast Utilities (NU). NEP is not an owner of the Millstone 1 and 2 nuclear generating units, which are also shut down under NRC orders.

   A number of significant prerequisites must be fulfilled prior to restart of Millstone 3, including certification by NU that the unit adequately conforms to its design and licensing bases, an independent verification of corrective actions taken at the unit, an NRC assessment concluding a culture change has occurred, public hearings, and a vote of the NRC Commissioners. NU announced in December 1996 that it expects Millstone 3 to be ready for restart around the end of 1997, subject to review by the NRC Commissioners. NEP cannot predict when Millstone 3 will be allowed by the NRC to restart, but believes that the unit will remain shut down for a very protracted period.

   NEP incurred $10 million of actual costs in 1996 related to corrective actions associated with the outage. NEP has also accrued a liability of approximately $3 million for its share of future corrective action costs. Additional costs may be incurred. During the outage, NEP is also incurring approximately $1.6 million per month in incremental replacement power costs, which it has been recovering from customers through its fuel clause.

   Several criminal investigations related to Millstone 3 are ongoing. The NRC has identified numerous apparent violations of its regulations which may result in the assessment of civil penalties. NEP and other minority owners of Millstone 3 are assessing their legal rights with respect to NU's operation of Millstone 3.

Maine Yankee

Over the past few years, the Maine Yankee nuclear generating plant has experienced numerous technical and nontechnical problems. In 1995, the plant had been shut down for much of the year due to the discovery of cracks in its steam generator tubes. The plant is currently shut down due to a cable routing problem. In addition, due to leaking nuclear fuel rods, 68 fuel assemblies will be replaced. As a result, Maine Yankee management does not expect the unit to restart until at least summer of 1997.

   In late 1995, allegations were made to the NRC that inadequate analyses of the plant's emergency core cooling system had been performed. As a result of the allegations, the NRC limited the plant's operation to 90 percent of full capacity. In September 1996, the NRC asked the Department of Justice (DOJ) to review, for potential criminal violations, an NRC investigatory report on the allegations. The DOJ is not limited in its investigation to the matters covered in that report.

   During 1996, the NRC conducted an independent safety assessment (ISA) and identified a number of weaknesses, deficiencies, and apparent violations which could result in fines. Yankee Atomic performed professional services for Maine Yankee associated with the matters being investigated. In response to the ISA results, Maine Yankee has indicated that it will spend more than $50 million in 1997 on operational improvements. Additionally, in February 1997, Entergy Corporation, an operator of five nuclear units, commenced providing management services.

   Under a confirmatory action letter issued by the NRC on December 18, 1996, and supplemented on January 30, 1997, Maine Yankee must fulfill certain commitments before its plant will be allowed by the NRC staff to return to service. Because of regulatory and other uncertainties faced by Maine Yankee, NEP cannot predict whether or when Maine Yankee will return to service.

   During the outage, NEP is incurring approximately $1.8 million per month in incremental replacement power costs, which it has been recovering from customers through its fuel clause.

6. Nuclear insurance

The Price-Anderson Act limits the amount of liability claims that would have to be paid in the event of a single incident at a nuclear plant to $8.9 billion (based upon 110 licensed reactors). The maximum amount of commercially available insurance coverage to pay such claims is $200 million. The remaining $8.7 billion would be provided by an assessment of up to $79.3 million per incident levied on each of the participating nuclear units in the United States, subject to a maximum assessment of $10 million per incident per nuclear unit in any year. The maximum assessment, which was most recently adjusted in 1993, is adjusted for inflation at least every five years. NEP's current interest in the Yankees (excluding Yankee Atomic and Connecticut Yankee), Millstone 3, and Seabrook 1 would subject NEP to a $58.0 million maximum assessment per incident. NEP's payment of any such assessment would be limited to a maximum of $7.3 million per incident per year. As a result of the permanent cessation of power operation of the Yankee Atomic plant, Yankee Atomic has received from the NRC a partial exemption from obligations under the Price-Anderson Act. However, Yankee Atomic must continue to maintain $100 million of commercially available nuclear insurance coverage. Connecticut Yankee is planning to file with the NRC for a similar exemption.

   Each of the nuclear units in which NEP has an ownership interest also carries nuclear property insurance to cover the costs of property damage, decontamination or premature decommissioning, and workers' claims resulting from a nuclear incident. These policies may require additional premium assessments if losses relating to nuclear incidents at units covered by this insurance occurring in a prior six-year period exceed the accumulated funds available. NEP's maximum potential exposure for these assessments, either directly, or indirectly through purchased power payments to the Yankees, is approximately $11 million per year.

7. Long-term contracts for the purchase of electricity

NEP purchases a portion of its electricity requirements pursuant to long-term contracts with owners of various generating units. These contracts expire in various years from 1997 to 2029. In conjunction with its divestiture plan, NEP will endeavor to sell these long-term contracts.

   Certain of these contracts require NEP to make minimum fixed payments, even when the supplier is unable to deliver power, to cover NEP's proportionate share of the capital and fixed operating costs of these generating units. The fixed portion of payments under these contracts totaled $186 million in 1996, $215 million in 1995, and $190 million in 1994. These contracts, excluding contracts with Yankee Atomic and Connecticut Yankee (see Note D-4), have minimum fixed payment requirements of $155 million in 1997, $150 million in 1998 and 1999, $145 million in 2000 and
2001, and approximately $1.3 billion thereafter. Approximately 92 percent of the payments under these contracts are to the Yankees and OSP, entities in which NEES subsidiaries hold ownership interests.

   NEP's other contracts, principally with nonutility generators, require NEP to make payments only if power supply capacity and energy are deliverable from such suppliers. NEP's payments under these contracts amounted to $230 million in 1996, $245 million in 1995, and $210 million in 1994.

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

   Net pension cost for 1996, 1995, and 1994 included the following components:

Year ended December 31 (thousands of dollars)       1996             1995           1994
                                                --------         --------        -------
Service cost - benefits earned during
   the period                                   $ 14,918         $ 14,167             $13,715
Plus (less):
 Interest cost on projected benefit obligation             51,461            54,821              49,067
 Return on plan assets at expected long-term rate         (52,085)          (49,691)            (47,281)
 Amortization                                      2,887            5,589                         5,781
   Net pension cost                             $ 17,181         $ 24,886             $21,282
                                                --------         --------             -------
   Actual return on plan assets                 $ 91,571         $130,979             $ 4,384
                                                --------         --------             -------

Year ended December 31                      1997             1996              1995           1994
                                           -----            -----             -----          -----
Assumptions used to determine
   pension cost:
  Discount rate                            7.25%            7.25%             8.25%          7.25%
  Average rate of increase in future
   compensation levels                     4.13%            4.13%             4.63%          4.35%
  Expected long-term rate of return
   on assets                               8.50%            8.50%             8.75%          8.75%

   The increase in 1995 costs and the decrease in 1996 costs reflect additional amounts recorded in the fourth quarter of 1995 related to certain supplemental benefit changes.

   The following table sets forth the retirement plans' funded status:


At December 31 (millions of dollars)     1996                   1995
                                              ----------------------------                        ------------------------------
                                 Union       Non-UnionSupple-    Union    Non-Union   Supple-
                              EmployeeEmployee  mental        EmployeeEmployee    mental
                                 Plans   Plans   Plans  Plans    Plans   Plans
                              --------       ---------------- --------    ---------   -------
Benefits earned
Actuarial present value
 of accumulated benefit liability:
  Vested                          $298    $342     $47   $293     $343     $60
  Nonvested                          9      10       1      8       10       -
                              ------------------------        ----------------       --------
   Total                          $307    $352     $48   $301     $353     $60
                              ------------------------        ----------------       --------

Reconciliation of funded status
Actuarial present value of
 projected benefit liability      $355    $398     $54   $346     $402     $73
Unrecognized prior service costs    (6)     (3)      -     (7)      (4)    (16)
SFAS No. 87 transition liability
 not yet recognized (amortized)      -      (1)     (3)     -       (1)     (4)
Net gain (loss) not yet
 recognized (amortized)             25      15      (3)    (1)     (23)     (7)
Additional minimum liability
 recognized                          -       -       3      -        -      14
                              ------------------------        ----------------       --------
                                   374     409      51    338      374      60
                              ------------------------        ----------------       --------
Pension fund assets at fair value          384     428      -      349     392              -
SFAS No. 87 transition asset
 not yet recognized (amortized)    (10)      -       -    (11)       -       -
                              ------------------------        ----------------       --------
                                   374     428       -   338      392        -
                              ------------------------        ----------------       --------

Accrued pension/(prepaid)
 payments recorded on books       $  -    $(19)    $51   $  -     $(18)    $60
                              ------------------------        ----------------       --------

   The plans' funded status at December 31, 1996 and 1995 were calculated using the assumed rates from 1997 and 1996, respectively, and the 1983 Group Annuity Mortality table.

   Plan assets are composed primarily of corporate equity, debt securities, and cash equivalents.

   In addition to its regular pension funds shown in the table above, NEES and its subsidiaries have a separate trust fund, commonly referred to as a Rabbi Trust, for certain supplemental pensions and deferred compensation for key executives and employees. The balance of this Rabbi Trust is invested in short-term investments and NEES shares. At December 31, 1996 and 1995, the Rabbi Trust held 102,957 and 45,931 NEES shares, respectively, accounted for as treasury stock. At the end of 1996 and 1995, the difference between costs and market value of investments in the Rabbi Trust was not material. The short-term investments held in the Rabbi Trust amount to $45 and $43 million at December 31, 1996 and 1995, respectively.

2. Postretirement benefit plans other than pensions (PBOPs)

The NEES subsidiaries provide health care and life insurance coverage to eligible retired employees. Eligibility is based on certain age and length of service requirements and in some cases retirees must contribute to the cost of their coverage.

The total cost of PBOPs for 1996, 1995, and 1994 included the following components:

Year ended December 31 (thousands of dollars)        1996      1995       1994
                                                 --------  --------   --------
Service cost - benefits earned during
   the period                                    $  6,794  $  7,137   $  8,575
Plus (less):
  Interest cost on accumulated benefit
   obligation                                      24,667    29,377     27,813
  Return on plan assets at expected
   long-term rate                                 (12,958)   (9,742)    (7,821)
  Amortization                                     13,099    16,204     18,273
                                                 --------  --------   --------
   Net postretirement benefit cost               $ 31,602  $ 42,976   $ 46,840
                                                 --------  --------   --------
   Actual return on plan assets                  $ 24,881  $ 29,054   $    185
                                                 --------  --------   --------

Year ended December 31                    1997       1996      1995       1994
                                      --------   --------  --------   --------
Assumptions used to determine
  postretirement benefit cost:
 Discount rate                           7.25%      7.25%     8.25%      7.25%
 Expected long-term rate of return on assets        8.25%     8.25%      8.50%     8.50%
 Health care cost rate - 1994               -          -         -      11.00%
 Health care cost rate - 1995 to 1999    8.00%      8.00%     8.50%      8.50%
 Health care cost rate - 2000 to 2004    6.25%      6.25%     8.50%      8.50%
 Health care cost rate   2005 and beyond 5.25%      5.25%     6.25%      6.25%

   The following table sets forth benefits earned and the plans' funded status:

At December 31 (millions of dollars)                           1996       1995
                                                           --------   --------
Accumulated postretirement benefit obligation:
 Retirees                                                     $ 236      $ 230
 Fully eligible active plan participants                         24         23
 Other active plan participants                                 109        121
                                                           --------   --------
   Total benefits earned                                        369        374
Unrecognized prior service costs                                 (1)        (1)
Unrecognized transition obligation                             (294)      (313)
Net gain not yet recognized                                     101         71
                                                           --------   --------
                                                                175        131
                                                           --------   --------
Plan assets at fair value                                       202        160
                                                           --------   --------
Prepaid postretirement benefit costs recorded on books                    $ 27      $ 29

   The plans' funded status at December 31, 1996 and 1995 were calculated using the assumed rates in effect for 1997 and 1996, respectively.

   The assumptions used in the health care cost trends have a significant effect on the amounts reported. Increasing the assumed rates by 1 percent in each year would increase the accumulated postretirement benefit obligation as of December 31, 1996 by approximately $44 million and the net periodic cost for 1996 by approximately $5 million.

   The NEES subsidiaries fund the annual tax-deductible contributions. Plan assets are invested in equity and debt securities and cash equivalents.

Note F - Short-Term Borrowings and Other Current Liabilities

At December 31, 1996, NEES and its consolidated subsidiaries had lines of credit and standby bond purchase facilities with banks totaling $706 million. These lines and facilities were used at December 31, 1996 for liquidity support for $4 million of short-term borrowing, $141 million of commercial paper borrowings, and $372 million of NEP mortgage bonds in tax-exempt commercial paper mode (see Note G). Fees are paid on the lines and facilities in lieu of compensating balances. The weighted average rate on outstanding short-term borrowings was 5.51 percent at December 31, 1996. The fair value of the NEES subsidiaries' short-term debt equals carrying value.

   The components of other current liabilities are as follows:


At December 31 (thousands of dollars)                1996                 1995
                                                 --------              -------
Accrued wages and benefits                       $ 37,872              $30,222
Rate adjustment mechanisms                         50,614               19,772
Customer deposits                                  10,595               10,993
Other                                              10,501               12,117
                                                 --------              -------
                                                 $109,582              $73,104
                                                 --------              -------

Note G - Long-Term Debt

Substantially all of the properties of NEP, Massachusetts
Electric, and Narragansett are subject to the lien of mortgage indentures under which mortgage bonds have been issued.

   The aggregate payments to retire maturing long-term debt are as follows:

(thousands of dollars)             1997       1998      1999      2000    2001
                                -------   --------  --------  -------- -------
Maturing long-term debt         $66,265   $ 76,470   $34,480  $ 92,485 $ 6,495
Mandatory prepayments:
 Hydro-Transmission companies    11,520     11,520    11,520    11,520  10,790
 NEEI                                 -     14,000    30,000    30,000  30,000
 NERC                             1,920      1,920     2,280     2,280   2,280
                                -------   --------   -------  -------- -------
  Total                         $79,705   $103,910   $78,280  $136,285 $49,565
                                -------   --------   -------  -------- -------

        The terms of $372 million of variable rate pollution control revenue bonds collateralized by NEP mortgage bonds at December 31, 1996 require NEP to reacquire the bonds under certain limited circumstances. NEP has approximately $740 million of mortgage bonds outstanding, including those collateralizing pollution control revenue bonds. The bond indenture restricts the sale of the trust property in its entirety or substantially in its entirety. The proposed sale of NEP's generating business would likely require that NEP either amend the bond indenture or defease the bonds in connection with the proposed sale. Any defeasance of bonds would be by the deposit of cash representing principal and interest to the maturity date or interest, principal, and general redemption premium to an earlier redemption date. At December 31, 1996, interest rates on NEP's variable rate bonds ranged from 2.30 percent to 4.80 percent. Also, at December 31, 1996, interest rates on NEEI's debt ranged from 5.30 percent to 6.17 percent.

        At December 31, 1996, the NEES subsidiaries' long-term debt had a carrying value of approximately $1,694,000,000 and a fair value of approximately $1,730,000,000. The fair value of debt that reprices frequently at market rates approximates carrying value.
The fair market value of the NEES subsidiaries' long-term debt was estimated based on the quoted prices for similar issues or on the current rates offered to the NEES companies for debt of the same remaining maturity.

Note H - Supplementary Quarterly Financial Information (unaudited)


1996 Quarter Ended                 Mar. 31             June 30        Sept. 30             Dec. 31
                                  --------            --------        --------            --------
(thousands of dollars, except per share amounts)

Operating revenue                 $586,220            $551,110        $616,857            $596,511
Operating income                  $ 94,955            $ 69,133        $ 97,384            $ 86,646
Net income                        $ 61,496            $ 35,001        $ 64,375            $ 48,064
Net income per average share      $    .95            $    .54        $    .99            $    .74
                                  --------            --------        --------            --------

1995 Quarter Ended                 Mar. 31             June 30       Sept. 30             Dec. 31*
                                  --------            --------       ---------            --------
(thousands of dollars, except per share amounts)

Operating revenue                $ 558,316            $533,547        $599,126            $580,723
Operating income                 $  73,385            $ 59,881        $102,321            $ 87,841
Net income                       $  47,662            $ 33,531        $ 73,820            $ 49,744
Net income per average share     $     .73            $    .52        $   1.14            $    .76
                                 ---------            --------        --------            --------

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

   The NEES companies maintain an accounting system and system of internal controls which are designed to provide reasonable assurance as to the reliability of the financial records, the protection of assets, and the prevention of any material misstatement of the financial statements. The NEES companies' accounting controls have been designed to provide reasonable assurance that errors or irregularities, which could be material to the financial statements, are prevented or detected by employees within a timely period as they perform their assigned functions. The NEES companies' internal auditing staff independently assesses the effectiveness of internal controls and recommends improvements where appropriate.

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


/s John W. Rowe                                /s Alfred D. Houston
John W. Rowe                                      Alfred D. Houston
President and                              Executive Vice President
Chief Executive Officer                 and Chief Financial Officer

Report of Independent Accountants

To the Board of Directors and Shareholders of New England Electric
System:

   We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of New England Electric System and subsidiaries (the Company) as of December 31, 1996 and 1995 and the related consolidated statements of income, retained earnings and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

Boston, Massachusetts                        /s Coopers & Lybrand L.L.P.
February 28, 1997

Shareholder Information

For shareholder information or assistance, write or call
Shareholder Services at:

New England Electric System, Shareholder Services,
P.O. Box 770, Westborough, MA 01581

Toll-free number: 1-800-466-7215   Local number: (508) 389-4900
Fax: (508) 836-0276                E-mail: shrser@neesnet.com

Dividend reinvestment

Shareholders of New England Electric System common shares who hold their shares in registered form are eligible to participate in the Dividend Reinvestment and Common Share Purchase Plan. The Plan provides participants the opportunity to reinvest their dividends and send in optional cash payments to purchase additional common shares. These shares will be newly issued shares or shares purchased in the open market. The Company will pay all brokerage commissions and service charges associated with the Plan. For more information on the Plan, please contact Shareholder Services at our toll-free number listed above.

Direct deposit of dividends

Shareholders who hold New England Electric System common shares in their own name may request to have their dividends directly deposited into their checking or savings account. This service is provided without fees. If you participate in Direct Deposit, you will receive a credit advice for your records. To sign up for this service, please call Shareholder Services on our toll-free number to request an authorization form.

Change of address

Please contact Shareholder Services on our toll-free number to notify us of your address change.

Form 10-K

Copies of the Annual Report on Form 10-K to the Securities and Exchange Commission for 1996 are available upon request at no charge by writing to the address at left.

Annual meeting

The annual meeting of New England Electric System will be held at the Casino, located at Roger Williams Park in Providence, RI on
April 29, 1997 at 10:30 a.m.

Stock exchange listings

New England Electric System common shares are listed on the New
York Stock Exchange and the Boston Stock Exchange under the symbol
NES.

Transfer agent

Certificates for transfer should be mailed to our transfer agent at:
Bank of Boston, c/o Boston EquiServe
P.O. Box 8040
Boston, MA 02266-8040

New England Electric System common shares

                            1996                             1995
                            ----                             ----
                      Price Range ($)              Price Range ($)
                       High       Low   Dividend    High       Low   Dividend
                                     Declared ($)                 Declared ($)
First Quarter        40.625    36.125       .590  34.250    30.625       .575
Second Quarter       38.875    32.875       .590  35.250    29.625       .590
Third Quarter        36.375    31.125       .590  37.250    32.875       .590
Fourth Quarter       35.625    31.000       .590  40.000    37.000       .590


The total number of shareholders at December 31, 1996 was 52,564.

[MAP OF SERVICE AREAS]

NEES Subsidiaries
As of January 1, 1997

Massachusetts Electric Company
25 Research Drive, Westborough, Massachusetts 01582

The Narragansett Electric Company
280 Melrose Street, Providence, Rhode Island 02901

Granite State Electric Company
407 Miracle Mile, Suite 1, Lebanon, New Hampshire 03766

Nantucket Electric Company
25 Research Drive, Westborough, Massachusetts 01582

AllEnergy Marketing Company, L.L.C.*
95 Sawyer Road, Waltham, Massachusetts 02154


* Joint venture with Eastern Enterprises

Granite State Energy, Inc.
4 Park Street, Concord, New Hampshire 03301

NEES Energy, Inc.
25 Research Drive, Westborough, Massachusetts 01582

Narragansett Energy Resources Company
280 Melrose Street, Providence, Rhode Island 02901

New England Power Company
25 Research Drive, Westborough, Massachusetts 01582

NEES Communications, Inc.
25 Research Drive, Westborough, Massachusetts 01582

New England Electric Resources, Inc.
25 Research Drive, Westborough, Massachusetts 01582

New England Energy Incorporated
25 Research Drive, Westborough, Massachusetts 01582

New England Electric Transmission Corporation
4 Park Street, Concord, New Hampshire 03301

New England Hydro-Transmission Corporation
407 Miracle Mile, Suite 1, Lebanon, New Hampshire 03766

New England Hydro-Transmission Electric Company, Inc.
25 Research Drive, Westborough, Massachusetts 01582

New England Power Service Company
25 Research Drive, Westborough, Massachusetts 01582

Executive Team

[PHOTO OF EXECUTIVE TEAM]
Left to right: Alfred D. Houston, Cheryl A. LaFleur, Michael E.
Jesanis, Richard P. Sergel, John W. Rowe, and Jeffrey D. Tranen

NEES Officers
As of January 1, 1997

John W. Rowe
President and Chief Executive Officer

Alfred D. Houston
Executive Vice President and Chief Financial Officer

Richard P. Sergel
Senior Vice President

Jeffrey D. Tranen
Senior Vice President

Cheryl A. LaFleur
Vice President, General Counsel, and Secretary

Michael E. Jesanis
Vice President and Treasurer

Distribution Company Presidents
(not pictured)
Robert L. McCabe
- The Narragansett Electric Company

Lawrence J. Reilly
- Massachusetts Electric Company
- Nantucket Electric Company
- Granite State Electric Company

[PHOTOS OF NEES DIRECTORS]
Left to right: Edward H. Ladd, James Q. Wilson, Joshua A. McClure, John M. Kucharski, George M. Sage, John W. Rowe, Joan T. Bok,
Charles E. Soule, Paul L. Joskow, Anne Wexler, James R. Winoker, and William M. Bulger

NEES Directors
As of January 1, 1997

Joan T. Bok
Chairman of the Board, New England Electric System, Westborough,
Massachusetts
- Corporate Responsibility Committee
- Executive Committee

William M. Bulger
President, University of Massachusetts, Boston, Massachusetts
- Audit Committee

Paul L. Joskow
Professor of Economics and Management and Head, Department of
Economics, Massachusetts Institute of Technology, Cambridge,
Massachusetts
- Audit Committee

John M. Kucharski
Chairman, President, and Chief Executive Officer, EG&G, Inc.,
Wellesley, Massachusetts
- Compensation Committee

Edward H. Ladd
Chairman, Standish, Ayer & Wood, Inc., Investment counselors,
Boston, Massachusetts
- Executive Committee
- Nominating Committee

Joshua A. McClure
Former President, American Custom Kitchens, Inc., Providence, Rhode
Island
- Corporate Responsibility Committee

John W. Rowe
President and Chief Executive Officer, New England Electric
System, Westborough, Massachusetts
- Corporate Responsibility Committee
- Executive Committee

George M. Sage
President and Treasurer, Bonanza Bus Lines, Inc., Providence,
Rhode Island
- Compensation Committee
- Executive Committee
- Nominating Committee

Charles E. Soule
President and Chief Executive Officer, Paul Revere Insurance
Group, Worcester, Massachusetts
- Audit Committee

Anne Wexler
Chairman, The Wexler Group, Management consultants, Washington,
D.C.
- Corporate Responsibility Committee
- Executive Committee
- Nominating Committee

James Q. Wilson
Professor of Strategy and Organization, University of California at Los Angeles
- Corporate Responsibility Committee

James R. Winoker
Chief Executive Officer, Belvoir Properties, Inc., Providence,
Rhode Island
- Audit Committee
- Compensation Committee

The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an Agreement and Declaration of Trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which, as amended, has been filed with the Secretary of The Commonwealth of Massachusetts. Any agreement, obligation, or liability made, entered into, or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer, or agent thereof assumes or shall be held to any liability therefore.

This report is not to be considered as an offer to sell or buy or solicitation of an offer to sell or buy any security.

[NEES LOGO]

New England Electric System
25 Research Drive
Westborough, Massachusetts 01582
Telephone 508-389-2000


www.nees.com