Form 10-K405, Exhibit 13
period 1996-12-31
NEW ENGLAND ELECTRIC SYSTEM; MASSACHUSETTS ELECTRIC CO; NARRAGANSETT ELECTRIC CO; NEW ENGLAND POWER CO
filed 1997-03-28
CIK 71297, 63073, 69659, 71337

Annual Report 1996
New England Power Company

A Subsidiary of
New England Electric System



















                                        [LOGO] New England Power
                                        A NEES Company

New England Power Company
25 Research Drive
Westborough, Massachusetts 01582

Directors
(As of January 1, 1997)

Joan T. Bok
Chairman of the Board of New England Electric System

Alfred D. Houston
Executive Vice President and Chief Financial Officer of New
England Electric System

Cheryl A. LaFleur
Vice President and General Counsel of the Company and Vice
President, General Counsel, and Secretary of New England Electric
System

John W. Rowe
Chairman of the Company and President and Chief Executive Officer of New England Electric System

Jeffrey D. Tranen
President of the Company and Senior Vice President of New England
Electric System


Officers
(As of January 1, 1997)

John W. Rowe
Chairman of the Company and President and Chief Executive Officer of New England Electric System

Jeffrey D. Tranen
President of the Company and Senior Vice President of New England
Electric System

Cheryl A. LaFleur
Vice President and General Counsel of the Company and Vice
President, General Counsel, and Secretary of New England Electric
System

Andrew H. Aitken
Vice President

Lawrence E. Bailey
Vice President

Jeffrey A. Donahue
Vice President

John L. Levitt
Vice President

John F. Malley
Vice President

Arnold H. Turner
Vice President

Jeffrey W. VanSant
Vice President

Michael E. Jesanis
Treasurer of the Company and Vice President and Treasurer of New
England Electric System

Robert King Wulff
Clerk of the Company and of certain affiliates and Assistant
Clerk of certain affiliates

John G. Cochrane
Assistant Treasurer of the Company and of certain affiliates and Vice President of an affiliate

Kirk L. Ramsauer
Assistant Clerk of the Company and Clerk of certain affiliates

Howard W. McDowell
Controller of the Company and of certain affiliates and Treasurer of certain affiliates


Transfer Agent and Dividend Paying Agent of Preferred Stock
Bank of Boston, Boston, Massachusetts

Registrar of Preferred Stock
State Street Bank and Trust Company, Boston, Massachusetts

This report is not to be considered an offer to sell or buy or solicitation of an offer to sell or buy any security.

New England Power Company

  New England Power Company, a wholly-owned subsidiary of New England Electric System (NEES), is a Massachusetts corporation and is qualified to do business in Massachusetts, New Hampshire, Rhode Island, Connecticut, Maine, and Vermont. The Company is subject, for certain purposes, to the jurisdiction of the regulatory commissions of these six states, the Securities and Exchange Commission and the Federal Energy Regulatory Commission. The Company's business is currently that of generating, purchasing, transmitting, and selling electric energy in wholesale quantities to other electric utilities, principally its affiliates Granite State Electric Company, Massachusetts Electric Company, Nantucket Electric Company, and The Narragansett Electric Company. On October 1, 1996, the NEES companies, including the Company announced their intention to divest their generating business. The Company's wholesale contracts with its distribution affiliates have been amended to allow for early termination of all-requirements service under those contracts. The amendment, which is subject to regulatory approval, provides that upon early termination, the distribution affiliates in Massachusetts and Rhode Island will recover their share (95 percent) of the cost of the Company's above-market generation commitments through a contract termination charge. This charge will, in turn, be paid by the distribution affiliate's facilities. Efforts are ongoing with New Hampshire and unaffiliated customers to secure recovery of the balance of the Company's above-market commitments. (See "Industry Restructuring" section of Financial Review for further discussion.)

Report of Independent Accountants

New England Power Company, Westborough, Massachusetts:

  We have audited the accompanying balance sheets of New England Power Company (the Company), a wholly-owned subsidiary of New England Electric System, as of December 31, 1996 and 1995 and the related statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.




Boston, Massachusetts              COOPERS & LYBRAND L.L.P.
February 28, 1997

New England Power Company
Financial Review

Industry Restructuring

  On October 1, 1996, the New England Electric System (NEES) companies, including the Company, announced their intention to divest their generating business. The decision to divest the generating business was due to a combination of factors, discussed below, relating to the restructuring of the electric utility industry.

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

  The Company provides electric service to its distribution affiliates, Massachusetts Electric Company (Massachusetts Electric), Nantucket Electric Company (Nantucket), The Narragansett Electric Company (Narragansett), and Granite State Electric Company (Granite State). Each of these affiliates purchases electricity on behalf of its customers under wholesale all-requirements contracts with the Company. The Company also provides all-requirements service to seven unaffiliated electric utilities. The Company estimates that at December 31, 1996, its above-market commitments on behalf of its all-requirements customers are as much as $4.5 billion on a present-value basis (before the application of the proceeds from the sale of its generating business).

  As described below, comprehensive legislation was enacted in Rhode Island and a settlement agreement was reached in Massachusetts which, when all regulatory approvals are in place, would allow recovery of the Company's above-market commitments to retail customers in those states, which make up 95 percent of the Company's all-requirements sales. In return for that recovery, the NEES companies have agreed to provide lower rates to customers, as well as sell their generating business. Efforts are ongoing with New Hampshire and unaffiliated customers to secure recovery of the balance of the Company's above-market commitments.

Massachusetts Settlement Agreement

  On February 26, 1997, the Massachusetts Department of Public Utilities (MDPU) approved a settlement among the Company, its Massachusetts distribution affiliates Massachusetts Electric and Nantucket, the Massachusetts Attorney General, the Massachusetts Division of Energy Resources, and 12 other parties, which provides for retail choice by Massachusetts customers and the recovery of the Company's above-market commitments to serve those customers.

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

  In accordance with the settlement, the Company's wholesale contracts with Massachusetts Electric and Nantucket have been amended to allow for early termination of all-requirements service under those contracts. The amendment, which is subject to regulatory approval, provides that upon early termination, Massachusetts Electric's and Nantucket's share of the cost of the Company's above-market generation commitments will be recovered through a contract termination charge. This charge will, in turn, be paid by the Company's affiliates' distribution facilities. Those commitments consist of (i) the above-market portion of generating plant commitments, (ii) regulatory assets,
(iii) the above-market portion of purchased power contracts, and
(iv) the operating cost of nuclear plants that cannot be avoided by shutting down the plants, including nuclear decommissioning costs.

  The above-market portion of costs associated with generating plants and regulatory assets would be recovered over 12 years, and would earn a return on equity of 9.4 percent. As the transition access charge declines, the Company would earn mitigation incentives that would supplement its return on equity. The incentives are structured such that the Company believes, based on its expectations of the level of mitigation it can achieve through divestiture and other means, that it could earn a cumulative return on equity on unrecovered costs of approximately 11 percent. The above-market component of purchased power contracts and nuclear decommissioning costs would be recovered as incurred over the life of those obligations, a period expected to extend beyond 12 years. Initially, the transition access charge would be set at 2.8 cents per kilowatt-hour (kWh) through December 31, 2000, and is expected to decline thereafter. The initial transition access charge assumes that the generating plants have no market value. To measure their actual market value, the NEES companies, including the Company, agreed to sell their generating business. The net proceeds from the sale will be used to reduce the transition access charge.

  The settlement is subject to approval by the Federal Energy
Regulatory Commission (FERC). The FERC accepted the filing to become effective February 1, 1997, subject to refund, and ordered hearings.

  The Utility Workers Union of America and the Massachusetts
Alliance of Utility Unions, who intervened in the MDPU proceeding on the settlement, have indicated they intend to appeal the MDPU's order approving the settlement to the Massachusetts
Supreme Judicial Court. If an appeal is brought, the NEES companies will oppose it.

  Several bills are pending before the Massachusetts legislature on electric industry restructuring, including comprehensive legislation introduced by Governor William F. Weld and by the legislature's Joint Committee on Electric Restructuring. These bills cover many of the topics addressed in the settlement and could impact the implementation of the settlement.

  Among the issues being considered by the legislature is securitization, whereby a utility would assign to a trust all or a portion of its rights to receive access charges in exchange for a lump sum reimbursement of stranded costs.

Rhode Island Legislation

  In August 1996, the state of Rhode Island enacted pioneering legislation that allows customers in the state the opportunity to choose their electricity supplier. Under the Rhode Island statute, state accounts, certain new customers, and the largest manufacturing customers will be able to choose their supplier beginning on July 1, 1997. These customers represent approximately 2 percent of NEES's retail customer kWh sales. The balance of Rhode Island customers will be able to choose their supplier in 1998.

  The statute calls for the Company's contract with NEES's Rhode Island distribution subsidiary, Narragansett, to be amended to permit a gradual, early termination of all-requirements service under this contract. The amendment provides that, in return, Narragansett's 22 percent share of the cost of the Company's above-market generation commitments would be recovered through a transition access charge on Narragansett's distribution facilities. The specifics of the transition access charge are similar to, and were a model for, those contained in the Massachusetts settlement. One difference is the statute's return on equity, which will be set at 11 percent as long as the NEES companies complete the divestiture or other market valuation of their generating business; otherwise, the return will be equal to
9.2 percent.

  The Company and Narragansett filed with the FERC an amendment to their all-requirements contract in order to implement the statute. The FERC has set down the amendment, along with the Massachusetts settlement, for hearing. Narragansett has indicated it is willing to make certain changes to its plan in Rhode Island to parallel provisions in the Massachusetts settlement. Implementation of other aspects of the statute is subject to approval of the Rhode Island Public Utilities Commission (RIPUC).

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

  The largest utility in New Hampshire is Public Service Company of New Hampshire (PSNH). PSNH has appealed the NHPUC's decision to the courts and has included in its appeal certain arguments which could have an impact on Granite State. Granite State has therefore petitioned to intervene in this appeal to protect its interest on those issues.

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

Federal Activity

  In April 1996, the FERC issued Order No. 888 requiring utilities that own transmission facilities to file open access tariffs to make available transmission service to affiliates and nonaffiliates at fair, nondiscriminatory rates. Order No. 888 also stated that public utilities will be allowed to seek recovery of legitimate and verifiable stranded costs from departing customers as a result of wholesale competition. The FERC indicated that it will provide for the recovery of retail stranded costs only if state regulators lack the legal authority to address those costs at the time retail wheeling is required. The FERC also stated that it would permit stranded cost recovery under wholesale all-requirements contracts, such as the contracts between the Company and its retail affiliates. On February 26, 1997, the FERC announced Order No. 888-A, reaffirming the principles of Order No. 888, including stranded cost recovery.

  Because of the Massachusetts settlement and the Rhode Island statute, the Company does not expect it will rely exclusively on Order No. 888 to recover stranded costs from its affiliates in Massachusetts and Rhode Island. The Company cannot predict at this time whether an Order No. 888 filing will be necessary to fully recover stranded costs from Granite State or from seven unaffiliated wholesale customers should any of those customers choose to terminate service under their contract with the Company. Granite State and these seven unaffiliated customers are responsible for approximately 3 percent and 2 percent of the Company's sales, respectively.

  In July 1996, the Company, on behalf of the NEES companies, filed a transmission tariff with the FERC pursuant to Order No.
888. The FERC accepted the filing, but ordered the Company to refile to conform more closely with the FERC's requirements under Order No. 888. Implementation of the tariff in mid-1996 did not have a significant impact on the Company's revenues.

  A number of proposals for federal legislation related to industry restructuring have been brought forward for consideration by the current Congress. The scope and aim of these vary widely; however, the NEES companies and others will argue that state settlements should be respected. The Company cannot predict what federal legislation, if any, may be enacted.

Divestiture of Generation Business

  Under the Massachusetts settlement and, if approved by the FERC, automatically under the Rhode Island statute, the Company must complete the divestiture of its generating businesses within six months of the later of the commencement of retail choice in Massachusetts or the receipt of all necessary regulatory approvals. The Company is in the process of soliciting proposals for the acquisition of its nonnuclear generating business with the objective of reaching definitive purchase and sale agreements by mid-1997. Closing would follow the receipt of regulatory approvals, which are expected to take at least six to 12 months following the execution of purchase and sale agreements. At December 1996, nonnuclear net generating plant was approximately $1.1 billion.

  As part of the divestiture plan, the Company will endeavor to sell, or otherwise transfer, its minority interest in four nuclear power plants to nonaffiliates. The Company may retain responsibility for decommissioning and related expenses, if necessary. To the extent that the Company is unable to divest its nuclear generating interest, the Massachusetts settlement provides for a sharing between customers and shareholders of the revenues associated with the nuclear interests and the costs not otherwise reflected in the access charge, with 80 percent allocated to customers and 20 percent to shareholders. This sharing mechanism is not included in the Rhode Island statute previously discussed. In addition, New England Energy Incorporated (NEEI) is planning to sell its oil and gas properties, the cost of which is supported by the Company through fuel purchase contracts.

  The Company has approximately $740 million of mortgage bonds outstanding. The bond indenture restricts the sale of the trust property in its entirety or substantially in its entirety. The proposed sale of the Company's generating business would likely require that the Company either amend the bond indenture or defease or call the bonds in connection with the proposed sale. Any defeasance of bonds would be by the deposit of cash representing principal and interest to the maturity date or interest, principal, and general redemption premium to an earlier redemption date.

Risk Factors

  While substantial progress has been made in resolving the uncertainty regarding the impact on shareholders from industry restructuring, significant risks remain. These include, but are not limited to (i) the potential that ultimately the Massachusetts settlement and the Rhode Island statute will not be implemented in the manner anticipated by the Company, (ii) the possibility of state or federal legislation that would increase the risks to shareholders above those contained in the Massachusetts settlement and Rhode Island statute, and (iii) the potential for adverse stranded cost recovery decisions involving Granite State and the Company's unaffiliated customers.

  Even if these risks do not materialize, the implementation of the Massachusetts settlement and the Rhode Island statute will negatively impact financial results for the Company starting in 1998. The returns on equity permitted on the unrecovered commitments in the generating business (generally 9.4 percent to 11 percent) are less than those historically earned by the Company. Also, once the Company has divested its generating business and completed its stranded cost recovery, it will become solely a provider of transmission services with substantially lower revenues and capital requirements than currently exists.

Accounting Implications

  Historically, electric utility rates have been based on a utility's costs. As a result, electric utilities are subject to certain accounting standards that are not applicable to other business enterprises in general. Financial Accounting Standards No. 71, Accounting for the Effects of Certain Types of Regulation (FAS 71), requires regulated entities, in appropriate circumstances, to establish regulatory assets, and thereby defer the income statement impact of certain costs expected to be recovered in future rates. The Company has recorded approximately $340 million in net regulatory assets in compliance with FAS 71. In addition, the Company's affiliate, NEEI, has a regulatory asset of approximately $150 million, which is recoverable in its entirety from the Company.

  Both the Massachusetts settlement and the Rhode Island statute provide for full recovery of the costs of generating assets and oil and gas related assets (including regulatory assets) not recoverable from the proceeds of the divestiture of the Company's generating business. The costs of these assets would be recovered as part of a contract termination charge imposed on all distribution customers. After the proposed divestiture, substantially all of the Company's business, including the recovery of its stranded costs, would remain under cost-based rate regulation. Specifically, FERC Order No. 888 enables transmission companies, which the Company would essentially become, to recover their specific costs of providing transmission service. The Company believes these factors will allow it to continue to apply FAS 71 and that no impairment of plant assets will exist under Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (FAS 121). Any loss from the divestiture of generating assets and oil and gas assets will be recorded as a regulatory asset to be recovered through the contract termination charge.

  Although the Company believes that it will continue to meet the criteria for continued application of FAS 71, the Company understands that members of the SEC staff have raised questions concerning the continued applicability of FAS 71 to certain other electric utilities facing restructuring. In addition, despite the progress made to date in Massachusetts and Rhode Island, it is possible that the final restructuring plans ultimately ordered by regulatory bodies would not reflect full recovery of stranded costs, including a fair return on those costs as they are being recovered. In the event that future circumstances should cause the application of FAS 71 to be discontinued, a noncash write-off of previously established regulatory assets and liabilities related to the affected operations would be required. In addition, write-downs of plant assets under FAS 121 could be required, including a write-off of any loss from the divestiture of the generating business.

Overview

  Net income increased by $1 million in 1996. This increase reflects a reduction in purchased electric energy, excluding fuel and a reduction in operation and maintenance expense. Partially offsetting these increases were decreases in allowance for funds used during construction and increased property taxes, both primarily due to the completion in the second half of 1995 of the Manchester Street generating station, as well as increased integrated facilities credits to the Company's affiliate, Narragansett. The Company also experienced reduced peak demand charge billings in 1996.

  Net income increased by $2 million in 1995 reflecting higher sales, lower depreciation and amortization expense and lower maintenance expense. Partially offsetting these increases were increased purchased power costs excluding fuel, increased costs related to postretirement benefits other than pensions (PBOPs), increased reimbursements to affiliates for service extension discounts (SEDs) to customers and generation and transmission costs incurred for the benefit of the Company. In addition, interest costs also increased in 1995.

Operating Revenue

  The following table summarizes the changes in operating revenue:
             Increase (Decrease) in Operating Revenue

                                                        1996           1995
                                                        ----           ----
                                                        (In Millions)

Fuel recovery                                           $ 70           $ 27
Accrued NEEI fuel revenues                               (22)             4
Narragansett integrated facilities credit                 (9)           (10)
SED reimbursements                                                      (12)
Sales growth and peak demand charges                      (7)            15
Other                                                     (2)             6
                                                        ----           ----
                                                        $ 30           $ 30
                                                        ====           ====

  Accrued NEEI fuel revenues and accrued NEEI fuel costs (see "Operating Expenses" section) reflect losses incurred by NEEI, an affiliate of the Company, on its rate-regulated oil and gas operations. These revenues are accrued in the year of the loss but are billed to the Company's customers through its fuel adjustment clause in the following year. Changes in accrued NEEI fuel revenues and fuel costs are principally due to fluctuations in NEEI production (see Note D-6). In addition, in December 1996, NEEI recorded a $13 million adjustment which reduced its 1996 amortization of oil and gas properties to correct amounts recorded in the years 1990 through 1996.

  The entire output of Narragansett's generating capacity is made available to the Company. Narragansett receives a credit on its purchased power bill from the Company for its fuel costs and other generation and transmission-related costs. The increased credits in 1996 relate to costs associated with the dismantlement of the previously retired South Street generating facility and with Narragansett's portion of the repowered Manchester Street generating station that entered commercial operation in the second half of 1995. The Company's 1995 rate agreement provided for the deferral and recovery over three years of $12 million of these credits related to the dismantlement of Narragansett's South Street station.

Operating Expenses

  The following table summarizes the changes in operating expenses:
            Increase (Decrease) in Operating Expenses

                                                     1996           1995
                                                     ----           ----
                                                      (In Millions)

Fuel costs                                           $ 74           $ 27
Accrued NEEI fuel costs                               (22)             4
Purchased energy excluding fuel                       (28)            22
Other operation and maintenance                       (22)            (2)
Depreciation and amortization                           1            (35)
Taxes                                                   8             (1)
                                                     ----           ----
                                                     $ 11           $ 15
                                                     ====           ====

  Total fuel costs represent fuel for generation and the portion of purchased electric energy permitted to be recovered through the Company's fuel adjustment clause. The increase in fuel costs in 1996 is primarily due to fixed pipeline demand charges that, prior to the completion of the Manchester Street Station, were being partially deferred for amortization and recovery after the unit went into service in the second half of 1995. The increase in fuel costs also reflects increased generation as a result of increased sales to affiliates as well as generation supplied to other utilities. See "Operating Revenue" section for a discussion of accrued NEEI fuel costs.

  In 1996, purchased power costs, excluding fuel, decreased, reflecting the expiration of certain purchased power contracts. In addition, purchased power costs in the first half of 1995 included the Company's share of costs to repair steam generator tubes at the Maine Yankee nuclear power plant in which the Company has a 20 percent interest. The increase in 1995 also reflected other overhaul and refueling shutdowns by partially owned nuclear power suppliers and the commencement of amortization over seven years of $29 million of deferred purchased power contract termination costs, in accordance with a 1995 rate settlement.

  The decrease in operation and maintenance in 1996 reflects reduced thermal and hydro generating plant overhaul activity partially offset by $13 million of costs to correct deficiencies at the Millstone 3 nuclear unit, in which the Company has a 12 percent ownership interest. The Company also experienced a reduction in transmission wheeling costs, pension costs, PBOPs and other general and administrative costs. The decrease in operation and maintenance expense in 1995 has also reflected reduced overhaul activity partially offset by the commencement of amortization over seven years of $19 million of deferred PBOP costs in accordance with the 1995 rate settlement. The rate agreement also provided for the deferral and recovery over three years of $15 million of costs related to the replacement of a turbine rotor at one of the Company's generating stations.

  Depreciation expense increased in 1996 due to new plant expenditures, including the Manchester Street Station which entered service in the last half of 1995. This increase was partially offset by the completion in mid-1995 of the amortization of a portion of Seabrook 1 costs and Salem Harbor coal conversion costs. Depreciation in 1995 decreased due to reduced amortization of Seabrook 1 in accordance with the 1995 rate settlement which deferred recognition of $15 million of such amortization from 1995 to 1996 as well as the completion of the amortizations mentioned above. Partially offsetting these decreases were increased depreciation rates of approximately $8 million approved in the 1995 rate agreement and increased depreciation of new plant expenditures, including the Manchester Street Station.

  The increase in taxes in 1996 reflects municipal property taxes. The increase in municipal property taxes is primarily as a result of increased taxes on the Manchester Street Station.

Allowance for Funds Used During Construction (AFDC)

  The changes in AFDC in 1996 and 1995 are due to the Manchester
Street Station repowering project which began commercial operation in the second half of 1995.

Investments in Nuclear Units

  The Company owns minority interests in six nuclear generating units, two of which, Yankee Atomic and Connecticut Yankee, have been shut down permanently. Two others, Millstone 3 and Maine Yankee, are currently shut down and have been placed on the Nuclear Regulatory Commission's (NRC) "Watch List," signifying that their safety performance exhibits sufficient weakness to warrant increased NRC attention. Neither may restart without NRC approval. At present, the Vermont Yankee and Seabrook 1 nuclear generating units appear to be operating routinely without major problems.

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

Connecticut Yankee

  The Company has a 15 percent equity ownership interest in Connecticut Yankee. As a result of an economic analysis, the Connecticut Yankee board of directors voted in December 1996 to permanently shut down and decommission the plant.

  In December 1996, Connecticut Yankee filed with the FERC to recover all of its approximately $246 million undepreciated investment in the plant and other costs over the period extending through June 2007, when the plant's NRC operating license would have expired. In a 1993 decision, the FERC allowed Yankee Atomic to recover its undepreciated investment in its permanently shut down nuclear plant, in part on the grounds that owners should not be discouraged from closing uneconomic plants. Several parties have intervened in opposition to Connecticut Yankee's filing. The Company believes that the FERC will allow the Company to recover from its customers all costs that the FERC allows Connecticut Yankee to recover from the Company.

  The Company has recorded the estimated future payment obligation to Connecticut Yankee of $114 million, as a liability and as an offsetting regulatory asset, reflecting the Company's expected future rate recovery of such costs. The NRC has identified numerous apparent violations of its regulations, which may result in the assessment of civil penalties.

Millstone 3

  The Company is a 12 percent joint owner of Millstone 3. In April 1996, the NRC ordered Millstone 3, which has experienced numerous technical and nontechnical problems, to remain shut down pending verification that the unit's operations are in accordance with NRC regulations and the unit's operating license. Millstone 3 is operated by a subsidiary of Northeast Utilities (NU). The Company is not an owner of Millstone 1 and 2 nuclear generating units, which are also shut down under NRC orders.

  A number of significant prerequisites must be fulfilled prior to restart of Millstone 3, including certification by NU that the unit adequately conforms to its design and licensing bases, an independent verification of corrective action taken at the unit, an NRC assessment concluding a culture change has occurred, public hearings, and a vote of the NRC Commissioners. NU announced in December 1996 that it expects Millstone 3 to be ready for restart around the end of 1997, subject to review by the NRC Commissioners. The Company cannot predict when Millstone 3 will be allowed by the NRC to restart, but believes that the unit will remain shut down for a very protracted period.

  The Company incurred $10 million of actual costs in 1996 related to corrective actions associated with the outage. The Company has also accrued a liability of approximately $3 million for its share of future corrective action costs. Additional costs may be incurred. During the outage, the Company is also incurring approximately $1.6 million per month in incremental replacement power costs, which it has been recovering from customers through its fuel clause.

  Several criminal investigations related to Millstone 3 are ongoing. The NRC has identified numerous apparent violations of its regulations which may result in the assessment of civil penalties. The Company and other minority owners of Millstone 3 are assessing their legal rights with respect to NU's operation of Millstone 3.

Maine Yankee

  The Company has a 20 percent equity ownership interest in Maine Yankee. Over the past few years, the Maine Yankee nuclear generating plant has experienced numerous technical and nontechnical problems. In 1995, the plant had been shut down for much of the year due to the discovery of cracks in its steam generator tubes. The plant is currently shut down due to a cable routing problem. In addition, due to leaking nuclear fuel rods, 68 fuel assemblies will be replaced. As a result, Maine Yankee management does not expect the unit to restart until summer of 1997.

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

  Under a confirmatory action letter issued by the NRC on December 18, 1996, and supplemented on January 30, 1997, Maine Yankee must fulfill certain commitments before its plant will be allowed by the NRC staff to return to service. Because of regulatory and other uncertainties faced by Maine Yankee, the Company cannot predict whether or when Maine Yankee will return to service.

  During the outage, the Company is incurring approximately $1.8 million per month in incremental replacement power costs, which it has been recovering from customers through its fuel clause.

Brayton Point

  In October 1996, the Environmental Protection Agency (EPA) announced it was beginning a process to determine whether to modify or revoke the Company's water discharge permit for its Brayton Point 1,576 megawatt power plant. This action came two years before the permit expiration date. The EPA stated it took this step in response to a request from the Rhode Island Department of Environmental Management (RIDEM) that action be taken on the Brayton Point permit prior to its 1998 renewal, based on concerns raised in a final RIDEM report issued in October 1996. The report asserted a statistical correlation between the decline in the fish population in Mount Hope Bay and a change in operations at Brayton Point that occurred in the mid-1980's.

  In February 1997, the Company signed a memorandum of agreement negotiated with the various federal and state environmental agencies under which the Company will voluntarily operate under more stringent conditions than under its existing permit. The agreement is in lieu of any immediate action on the permit, but will cover only the months of February and March 1997. During this time, the parties will continue to work toward a longer-term solution. The Company cannot predict at this time what permit changes will be required or the impact on Brayton Point's operations and economics. However, permit changes may substantially impact the plant's capacity and ability to produce energy as well as require significant capital expenditures of tens of millions of dollars to construct equipment to address the concerns raised by the environmental agencies.

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

Utility Plant Expenditures and Financing

  Cash expenditures for utility plant totaled $66 million for 1996. The funds necessary for utility plant expenditures during the period were provided by net cash from operating activities, after the payment of dividends. Cash expenditures for utility plant for 1997 are estimated to be $70 million. Internally generated funds are expected to fully cover the Company's 1997 capital expenditures in 1997.

  In 1996, the Company refinanced $48 million of variable rate mortgage bonds. In addition, in 1996, the Company retired $10 million of mortgage bonds.

  In August 1996, the Company repurchased $6 million of its 4.64 percent series of cumulative preferred stock. In May 1996, the Company redeemed all ($15 million) of its 7.24 percent series of cumulative preferred stock.

  At December 31, 1996, the Company had $94 million of short-term debt outstanding including $89 million of commercial paper borrowings and $5 million of borrowings from affiliates.
At December 31, 1996, the Company had lines of credit and bond purchase facilities with banks totaling $530 million which are available to provide liquidity support for commercial paper borrowings and for $372 million of the Company's outstanding variable rate mortgage bonds in tax-exempt commercial paper mode and for other corporate purposes. There were no borrowings under these lines of credit at December 31, 1996.

New England Power Company
Statements of Income

Year Ended December 31, (In Thousands)         1996       1995       1994
                                               ----       ----       ----
Operating revenue, principally from
 affiliates                              $1,600,309 $1,570,539 $1,540,757
                                         ---------- ---------- ----------
Operating expenses:
 Fuel for generation                        342,545    279,849    260,540
 Purchased electric energy                  508,910    547,926    513,583
 Other operation                            203,456    211,872    196,610
 Maintenance                                 79,118     92,954    110,528
 Depreciation and amortization              104,209    102,758    137,979
 Taxes, other than income taxes              66,416     58,716     54,400
 Income taxes                                91,894     91,051     96,596
                                         ---------- ---------- ----------
   Total operating expenses               1,396,548  1,385,126  1,370,236
                                         ---------- ---------- ----------
Operating income                            203,761    185,413    170,521

Other income:
 Allowance for equity funds used during
  construction                                           7,746      9,142
 Equity in income of nuclear power
  companies                                   5,159      5,721      4,816
 Other income (expense), net                 (1,851)               (1,610)          (293)
                                         ---------- ---------- ----------
   Operating and other income               207,069    197,270    184,186
                                         ---------- ---------- ----------
Interest:
 Interest on long-term debt                  45,111     46,797     38,711
 Other interest                              10,066     10,525      1,956
 Allowance for borrowed funds used
  during construction - credit                 (591)              (11,479)        (5,854)
                                         ---------- ---------- ----------
   Total interest                            54,586     45,843     34,813
                                         ---------- ---------- ----------
Net income                               $  152,483 $  151,427 $  149,373
                                         ========== ========== ==========

Statements of Retained Earnings

Year Ended December 31, (In Thousands)         1996       1995       1994
                                               ----       ----       ----
Retained earnings at beginning of year    $ 385,309  $ 372,763  $ 346,153
Net income                                  152,483    151,427    149,373
Dividends declared on cumulative
 preferred stock                             (2,574)               (3,433)        (3,440)
Dividends declared on common stock,
 $20.80, $21.00, and $18.50 per share,
 respectively                              (134,158)             (135,448)      (119,323)
Premium on redemption of preferred stock       (450)
                                          ---------  ---------  ---------
Retained earnings at end of year          $ 400,610  $ 385,309  $ 372,763
                                          =========  =========  =========


  The accompanying notes are an integral part of these financial statements.

New England Power Company
Balance Sheets

At December 31, (In Thousands)                          1996         1995
Assets                                                  ----         ----
Utility plant, at original cost                   $2,991,797   $2,941,469
 Less accumulated provisions for
 depreciation and amortization                     1,118,340    1,047,982
                                                  ----------   ----------
                                                   1,873,457    1,893,487
 Net investment in Seabrook 1 under rate
  settlement (Note D-2)                                            15,210
 Construction work in progress                        36,836       41,566
                                                  ----------   ----------
   Net utility plant                               1,910,293    1,950,263
                                                  ----------   ----------
Investments:
 Nuclear power companies, at equity (Note D-1)        47,902       47,055
 Non-utility property and other investments           30,591       26,627
                                                  ----------   ----------
   Total investments                                  78,493       73,682
                                                  ----------   ----------
Current assets:
 Cash                                                  3,046        2,607
 Accounts receivable:
  Affiliated companies                               201,370      204,314
  Accrued NEEI revenues (Note D-6)                    21,648       43,731
  Others                                              23,219       17,821
 Fuel, materials, and supplies, at average cost       58,709       54,664
 Prepaid and other current assets                     25,050       27,986
                                                  ----------   ----------
   Total current assets                              333,042      351,123
                                                  ----------   ----------
Deferred charges and other assets (Note B)           325,887      273,275
                                                  ----------   ----------
                                                  $2,647,715   $2,648,343
                                                  ==========   ==========
Capitalization and Liabilities

Capitalization:
 Common stock, par value $20 per share,
  authorized and outstanding 6,449,896 shares     $  128,998   $  128,998
 Premiums on capital stocks                           86,779       86,829
 Other paid-in capital                               289,818      288,000
 Retained earnings                                   400,610      385,309
                                                  ----------   ----------
   Total common equity                               906,205      889,136
 Cumulative preferred stock, par value $100
  per share (Note G)                                  39,666       60,516
 Long-term debt                                      733,006      735,440
                                                  ----------   ----------
   Total capitalization                            1,678,877    1,685,092
                                                  ----------   ----------
Current liabilities:
 Long-term debt due in one year                        3,000       10,000
 Short-term debt (including $5,275 and
  $1,025 to affiliates)                               93,600      125,150
 Accounts payable (including $25,301 and
  $50,760 to affiliates)                             127,226      163,791
 Accrued liabilities:
  Taxes                                                8,158        3,447
  Interest                                             9,668       10,482
  Other accrued expenses (Note F)                     16,577       10,834
 Dividends payable                                    27,412       32,249
                                                  ----------   ----------
   Total current liabilities                         285,641      355,953
                                                  ----------   ----------
Deferred federal and state income taxes              382,164      390,197
Unamortized investment tax credits                    55,486       57,509
Other reserves and deferred credits                  245,547      159,592
Commitments and contingencies (Note D)
                                                  ----------   ----------
                                                  $2,647,715   $2,648,343
                                                  ==========   ==========

The accompanying notes are an integral part of these financial statements.

New England Power Company
Statements of Cash Flows

Year Ended December 31, (In Thousands)          1996       1995           1994
Operating activities:                           ----       ----           ----
Net income                                 $ 152,483  $ 151,427      $ 149,373
Adjustments to reconcile net income to
  net cash provided by operating
  activities:
 Depreciation and amortization               108,338    108,384        142,764
 Deferred income taxes and
  investment tax credits, net                 (7,458)              25,683              23,051
 Allowance for funds used during
  construction                                  (591)             (19,225)            (14,996)
 Decrease (increase) in accounts
  receivable                                  19,629      1,321         (6,932)
 Decrease (increase) in fuel, materials,
  and supplies                                (4,045)              18,697             (17,406)
 Decrease (increase) in prepaid and
  other current assets                         2,936      5,743         (7,275)
 Increase (decrease) in accounts payable     (36,565)             (15,970)             35,661
 Increase (decrease) in other current
  liabilities                                  9,640     (2,150)       (30,823)
 Other, net                                   28,582    (28,244)       (26,845)
                                           ---------  ---------      ---------
   Net cash provided by operating
   activities                              $ 272,949  $ 245,666           $ 246,572
                                           ---------  ---------           ---------
Investing activities:

Plant expenditures, excluding allowance
 for funds used during construction        $ (65,981)           $(162,766)          $(229,015)
Other investing activities                    (3,878)              (3,614)             (3,053)
                                           ---------  ---------           ---------
   Net cash used in investing activities   $ (69,859)           $(166,380)          $(232,068)
                                           ---------  ---------           ---------
Financing activities:

Dividends paid on common stock             $(138,995)           $(103,198)          $(133,835)
Dividends paid on preferred stock             (2,574)              (3,433)             (3,440)
Changes in short-term debt                   (31,550)             (20,425)             95,050
Long-term debt - issues                       47,850     60,000              28,000
Long-term debt - retirements                 (57,850)             (10,000)
Preferred stock - retirements                (20,900)                                    (512)
Gain on redemption of preferred stock          1,368
                                           ---------  ---------           ---------
   Net cash used in financing activities   $(202,651)           $ (77,056)          $ (14,737)
                                           ---------  ---------           ---------
Net increase (decrease) in cash and cash
 equivalents                               $     439  $   2,230           $    (233)
Cash and cash equivalents at beginning of
 year                                          2,607        377                 610
                                           ---------  ---------           ---------
Cash and cash equivalents at end of year   $   3,046  $   2,607           $     377
                                           =========  =========           =========
Supplementary Information:

Interest paid less amounts capitalized     $  51,212  $  41,557           $  32,510
                                           ---------  ---------           ---------
Federal and state income taxes paid        $  96,006  $  57,948           $  83,455
                                           ---------  ---------           ---------
Dividends received from investments
 at equity                                 $  4,313   $   5,014           $   4,809
                                           ---------  ---------           ---------
The accompanying notes are an integral part of these financial statements.

New England Power Company
Notes to Financial Statements

Note A - Significant Accounting Policies

1.  Nature of operations:

The Company, a wholly-owned subsidiary of New England Electric System (NEES), is a Massachusetts corporation and is qualified to do business in Massachusetts, New Hampshire, Rhode Island, Connecticut, Maine, and Vermont. The Company is subject, for certain purposes, to the jurisdiction of the regulatory commissions of these six states, the Securities and Exchange Commission, and the Federal Energy Regulatory Commission (FERC). The Company's business is currently that of generating, purchasing, transmitting, and selling electric energy in wholesale quantities to other electric utilities, principally its affiliates Granite State Electric Company (Granite State), Massachusetts Electric Company (Massachusetts Electric), Nantucket Electric Company (Nantucket), and The Narragansett Electric Company. (See Note B for a discussion of industry restructuring and the Company's proposed divestiture of its generating business.)

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

3.  Allowance for funds used during construction (AFDC):

The Company capitalizes AFDC as part of construction costs. AFDC represents the composite interest and equity costs of capital funds used to finance that portion of construction costs not yet eligible for inclusion in rate base. AFDC is capitalized in "Utility plant" with offsetting noncash credits to "Other income" and "Interest." This method is in accordance with an established rate-making practice under which a utility is permitted a return on, and the recovery of, prudently incurred capital costs through their ultimate inclusion in rate base and in the provision for depreciation. The composite AFDC rates were 5.8 percent, 7.5 percent, and 7.8 percent, in 1996, 1995, and 1994, respectively.

4.  Depreciation and amortization:

The depreciation and amortization expense included in the statements of income is composed of the following:

Year Ended December 31, (In Thousands)          1996       1995           1994
                                                ----       ----           ----
Depreciation                                $ 78,187   $ 66,309       $ 52,834
Nuclear decommissioning
 costs (Note D-3)                              2,629      2,629          1,951
Amortization:
 Investment in Seabrook 1 under
  rate settlement (Note D-2)                  15,210     23,074         65,061
Oil Conservation Adjustment (OCA)                         4,467         11,854
Property losses                                6,279      6,279          6,279
Millstone 3 additional amortization,
 under rate settlement                         1,904
                                            --------   --------       --------
   Total depreciation and
    amortization expense                    $104,209   $102,758       $137,979
                                            ========   ========       ========

Depreciation is provided annually on a straight-line basis. The provision for depreciation as a percentage of weighted average depreciable property was 2.9 percent in 1996, 2.7 percent in 1995, and 2.4 percent in 1994. The OCA was designed to recover expenditures for coal conversion facilities at the Company's Salem Harbor Station. These costs were fully amortized at December 31, 1995. In addition, pre-1988 Seabrook 1 costs under the rate settlement were fully amortized at December 31, 1996.

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

Massachusetts and Rhode Island

On February 26, 1997, the Massachusetts Department of Public Utilities approved an industry restructuring settlement agreement among the Company, its Massachusetts distribution affiliates, Massachusetts Electric and Nantucket, the Massachusetts Attorney General, and other parties. In August 1996, the state of Rhode Island enacted industry restructuring legislation.

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

- provide for recovery of their allocated share of the Company's stranded costs;

- provide customers who do not choose an alternative supplier with service called "standard offer" service;

- require an adjustment of stranded cost recovery to reflect the market value of fossil and hydroelectric generating assets with the Massachusetts settlement requiring actual divestiture of such assets;

- propose amendments to the New England Power Company-distribution companies' wholesale all-requirements contracts which have been filed with and accepted by the FERC, set down for hearing, and made effective, subject to refund.

The stranded costs to be recovered in both Massachusetts and Rhode Island include (i) the above-market portion of generating plant commitments and regulatory assets to be recovered over 12 years in Massachusetts and 12.5 years in Rhode Island and (ii) the above-market portion of purchased power contracts and the operating cost of nuclear plants, that cannot be avoided by shutting down the plants, including nuclear decommissioning costs. These latter costs would be recovered as incurred over the life of these obligations, a period expected to extend beyond 12 years. The Company estimates that at December 31, 1996, its above-market commitments are approximately $4.5 billion on a present-value basis before application of the proceeds from the sale of its generating business.

Under the Massachusetts settlement, the Company must complete the divestiture of its generating business within six months of the later of the commencement of retail choice in Massachusetts or the receipt of all necessary regulatory approvals. As part of the divestiture plan, the Company will endeavor to sell, or otherwise transfer, its minority interest in four nuclear power plants to nonaffiliates. To the extent the Company is unable to divest its nuclear generating interests, the Massachusetts settlement provides for a sharing between customers and shareholders of the nuclear-related revenues and costs not otherwise reflected in the stranded costs recovery, with 80 percent allocated to customers and 20 percent to shareholders.
In addition, New England Energy Incorporated is planning to sell its oil and gas properties, the cost of which is supported by the Company through fuel purchased contracts.

The Utility Workers Union of America and the Massachusetts
Alliance of Utility Unions, who intervened in the MDPU proceeding on the settlement, have indicated they intend to appeal the MDPU's order approving the settlement to the Massachusetts
Supreme Judicial Court. If an appeal is brought, the NEES companies will oppose it.

New Hampshire and federal activity

On February 28, 1997, the New Hampshire Public Utilities Commission (NHPUC) issued its plan to implement a New Hampshire law calling for retail access by 1998. Under the plan, utilities such as Granite State whose rates are below the regional average would be allowed full recovery of stranded costs as calculated by the NHPUC. However, the NHPUC indicated that its methodology and proposed timing of recovery would yield both initial access charges and total recovery less than that requested by Granite State. Further, the NHPUC indicated that its decision would not result in savings for Granite State's customers.

The largest utility in New Hampshire is Public Service Company of New Hampshire (PSNH). PSNH has appealed the NHPUC's decision to the courts and has included in its appeal certain arguments which could have an impact on Granite State. Granite State has therefore petitioned to intervene in this appeal to protect its interest on those issues.

Prior to the issuance of the NHPUC order, Granite State had reached an interim settlement with several customers and other stakeholders that would set initial access charges at 2.8 cents per kilowatt-hour (kWh) for two years, and in other respects would mirror the Massachusetts settlement described above. Stranded costs to be recovered after the two-year initial period would be subject to future regulatory determination. Unlike the NHPUC order, the interim settlement agreement would provide all customers with a rate reduction of approximately 10 percent. This interim settlement is still pending before the NHPUC.

In April 1996, the FERC issued Order No. 888 requiring utilities that own transmission facilities to file open access tariffs to make available transmission service to affiliates and nonaffiliates at fair, nondiscriminatory rates. In mid-1996, the Company filed a transmission tariff with the FERC pursuant to this requirement. Order No. 888 also stated that public utilities will be allowed to seek recovery of legitimate and verifiable stranded costs from departing customers as a result of wholesale competition. The FERC also stated that it would permit stranded cost recovery under wholesale all-requirements contracts, such as those between the Company and its retail affiliates. On February 26, 1997, the FERC announced Order No. 888-A, reaffirming the principle of Order No. 888, including stranded cost recovery.

Because of the Massachusetts settlement and the Rhode Island statute, the Company does not expect it will rely exclusively on Order No. 888 to recover stranded costs from its affiliates in Massachusetts and Rhode Island. The Company cannot predict at this time whether an Order No. 888 filing will be necessary to fully recover stranded costs from Granite State or from seven unaffiliated wholesale customers should any of those customers choose to terminate service under their contracts with the Company. Granite State and these seven unaffiliated customers are responsible for approximately 3 percent and 2 percent of the Company's sales, respectively.

Accounting implications

Historically, electric utility rates have been based on a utility's costs. As a result, electric utilities are subject to certain accounting standards that are not applicable to other business enterprises in general. Financial Accounting Standards No. 71, Accounting for the Effects of Certain Types of Regulation (FAS 71), requires regulated entities, in appropriate circumstances, to establish regulatory assets, and thereby defer the income statement impact of certain costs expected to be recovered in future rates. The Company has recorded approximately $340 million in regulatory assets in compliance with FAS 71. In addition, the Company's affiliate, NEEI, has a net regulatory asset of approximately $150 million, which is recoverable in its entirety from the Company.

Both the Massachusetts settlement and the Rhode Island statute provide for full recovery of the costs of generating assets and oil and gas related assets (including regulatory assets) not recoverable from the proceeds of the divestiture of the Company's generating business. The costs of these assets would be recovered as part of a contract termination charge imposed on all distribution customers. After the proposed divestiture, substantially all of the Company's business, including the recovery of its stranded costs, would remain under cost-based rate regulation. Specifically, FERC Order No. 888 enables transmission companies, which the Company would essentially become, to recover their specific costs of providing transmission service. The Company believes these factors will allow it to continue to apply FAS 71 and that no impairment of plant assets will exist under Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (FAS 121). Any loss from the divestiture of generating assets and oil and gas assets will be recorded as a regulatory asset to be recovered through the contract termination charge.

Although the Company believes that it will continue to meet the criteria for continued application of FAS 71, the Company understands that members of the SEC staff have raised questions concerning the continued applicability of FAS 71 to certain other electric utilities facing restructuring. In addition, despite the progress made to date in Massachusetts and Rhode Island, it is possible that the final restructuring plans ultimately ordered by regulatory bodies would not provide for full recovery of stranded costs, including a fair return on those costs as they are being recovered. In the event that future circumstances should cause the application of FAS 71 to be discontinued, a noncash write-off of previously established regulatory assets and liabilities related to the affected operations would be required. In addition, write-downs of plant assets under FAS 121 could be required, including a write-off of any loss from the divestiture of the generating business.

The components of regulatory assets are as follows:

At December 31, (In Thousands)                          1996         1995
                                                        ----         ----
Regulatory assets included in current
 assets and liabilities:
 Accrued NEEI losses (see  Note D-6)                $ 21,648      $43,731
 Rate adjustment mechanisms                           (4,790)
                                                    --------      -------
                                                      16,858       43,731
Regulatory assets included in deferred charges:
 Accrued Connecticut Yankee
  costs (see Note D-3)                               114,425
 Accrued Yankee Atomic
  costs (see Note D-3)                                51,988       67,566
 Unamortized losses on reacquired debt                31,353       32,571
 Deferred SFAS No. 106 costs
  (see Note E-2)                                      13,680       16,416
 Deferred SFAS No. 109 costs
  (see Note C)                                        27,461       30,059
 Purchased power contract
  termination costs                                   19,578       23,494
 Deferred gas pipeline charges
  (see Note D-9)                                      59,733       62,873
 Unamortized property losses                             253       12,044
 Other                                                 2,727       22,049
                                                    --------     --------
                                                     321,198      267,072
                                                    --------     --------
                                                    $338,056     $310,803
                                                    ========     ========

Amounts included in "Deferred charges and other assets" on the balance sheets that do not represent regulatory assets totaled $4,689,000 and $6,203,000 at December 31, 1996 and 1995,
respectively. As previously noted, the Company's affiliate, NEEI, has a regulatory asset of approximately $150 million, which is recoverable in its entirety from the Company (see Note D-6).

Note C - Income Taxes

The Company and other subsidiaries participate with NEES in filing consolidated federal income tax returns. The Company's income tax provision is calculated on a separate return basis. Federal income tax returns have been examined and reported on by the Internal Revenue Service (IRS) through 1991. The returns for 1992 and 1993 are currently under examination by the IRS.

Total income taxes in the statements of income are as follows:

Year Ended December 31, (In Thousands)             1996              1995           1994
                                                   ----              ----           ----

Income taxes charged to operations              $91,894           $91,051        $96,596
Income taxes charged (credited) to
 "Other income"                                     555               353           (994)
                                                -------           -------        -------
   Total income taxes                           $92,449           $91,404        $95,602
                                                =======           =======        =======

Total income taxes, as shown above, consist of the following components:

Year Ended December 31, (In Thousands)             1996              1995           1994
                                                   ----              ----           ----
Current income taxes                            $99,907           $65,721        $72,551
Deferred income taxes                            (5,435)           27,188         26,628
Investment tax credits, net                      (2,023)           (1,505)        (3,577)
                                                -------           -------        -------
   Total income taxes                           $92,449           $91,404        $95,602
                                                =======           =======        =======

Investment tax credits have been deferred and are being amortized over the estimated lives of the property giving rise to the credits.

Total income taxes, as shown above, consist of federal and state components as follows:

Year Ended December 31, (In Thousands)             1996              1995           1994
                                                   ----              ----           ----
Federal income taxes                            $76,656           $74,590        $78,274
State income taxes                               15,793            16,814         17,328
                                                -------           -------        -------
Total income taxes                              $92,449           $91,404        $95,602
                                                =======           =======        =======


With regulatory approval from the FERC, the Company has adopted comprehensive interperiod tax allocation (normalization) for temporary book/tax differences.

Total income taxes differ from the amounts computed by applying the federal statutory tax rates to income before taxes. The reasons for the differences are as follows:

Year Ended December 31, (In Thousands)             1996              1995           1994
                                                   ----              ----           ----
Computed tax at statutory rate                  $85,726           $84,991        $85,741
Increases (reductions) in tax
  resulting from:
 Amortization of investment
  tax credits                                    (2,023)           (2,227)        (3,045)
 State income taxes, net of federal
  income tax benefit                             10,265            10,929         11,263
 All other differences                           (1,519)           (2,289)         1,643
                                                -------           -------        -------
   Total income taxes                           $92,449           $91,404        $95,602
                                                =======           =======        =======

The following table identifies the major components of total deferred income taxes:

At December 31, (In Millions)                           1996         1995
                                                        ----         ----
Deferred tax asset:
 Plant related                                         $  97        $  92
 Investment tax credits                                   23           24
 All other                                                46           43
                                                       -----        -----
                                                         166          159
                                                       -----        -----
Deferred tax liability:
 Plant related                                          (415)        (397)
 Equity AFDC                                             (45)         (47)
 All other                                               (88)        (105)
                                                       -----        -----
                                                        (548)        (549)
                                                       -----        -----
   Net deferred tax liability                          $(382)       $(390)
                                                        ====        =====

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

  A summary of combined results of operations, assets, and liabilities of the four Yankees is as follows:

(In Thousands)                              1996         1995        1994
                                            ----         ----        ----
Operating revenue                    $   697,054  $   695,781 $   631,940
                                     ===========  =========== ===========
Net income                           $    27,567  $    31,657 $    30,345
                                     ===========  =========== ===========
Company's equity in
 net income                          $     5,159  $     5,721 $     4,816
                                     ===========  =========== ===========
Net plant                                401,049      443,967     537,103
Other assets                           2,031,336    1,418,681   1,458,186
Liabilities and debt                  (2,177,068)  (1,612,843) (1,748,960)
                                     -----------  ----------- -----------
Net assets                           $   255,317  $   249,805 $   246,329
                                     ===========  =========== ===========
Company's equity in
 net assets                          $    47,902  $    47,055 $    46,349
                                     ===========  =========== ===========
Company's purchased
 electric energy                     $   110,778  $   115,647 $   106,404
                                     ===========  =========== ===========

At December 31, 1996, $14 million of undistributed earnings of the Yankees were included in the Company's retained earnings.

2.  Jointly-owned nuclear generating units:

The Company is also a 12 percent and 10 percent joint owner, respectively, of the Millstone 3 and Seabrook 1 nuclear generating units, each 1,150 megawatts. The Company's net investment in Millstone 3, included in "Net utility plant" is approximately $379 million. The Company's pre-1988 investment in Seabrook 1 has been fully amortized in 1996 pursuant to a settlement agreement. The Company's net investment in Seabrook 1 since January 1, 1988, which is approximately $55 million, is included in "Net utility plant" on the Company's balance sheet and is being depreciated over the term of Seabrook 1's operating license. The Company's share of expenses for these units is included in "Operating expenses."

3.  Nuclear plant decommissioning and nuclear fuel disposal:

The Company is liable for its share of decommissioning costs for Millstone 3, Seabrook 1, and all of the Yankees. Decommissioning costs include not only estimated costs to decontaminate the units as required by the Nuclear Regulatory Commission (NRC), but also costs to dismantle the uncontaminated portion of the units. The Company records decommissioning costs expense on its books consistent with its rate recovery. The Company is recovering its share of projected decommissioning costs for Millstone 3 and Seabrook 1 through depreciation expense. In addition, the Company is paying its portion of projected decommissioning costs for all of the Yankees through purchased power expense. Such costs reflect estimates of total decommissioning costs approved by the FERC.

Connecticut Yankee

The Company has a 15 percent equity ownership interest in Connecticut Yankee. As a result of an economic analysis, the Connecticut Yankee board of directors voted in December 1996 to permanently shut down and decommission the plant.

In December 1996, Connecticut Yankee filed with the FERC to recover all of its approximately $246 million undepreciated investment in the plant and other costs over the period extending through June 2007, when the plant's NRC operating license would have expired. In a 1993 decision, the FERC allowed Yankee Atomic to recover its undepreciated investment in its permanently shut down nuclear plant, in part on the grounds that owners should not be discouraged from closing uneconomic plants. Several parties have intervened in opposition to Connecticut Yankee's filing.
The Company believes that the FERC will allow the Company to recover from its customers all costs that the FERC allows Connecticut Yankee to recover from the Company.

The Company has recorded the estimated future payment obligation to Connecticut Yankee of $114 million as a liability and as an offsetting regulatory asset, reflecting the Company's expected future rate recovery of such costs. The NRC has identified numerous apparent violations of its regulations, which may result in the assessment of civil penalties.

Yankee Atomic

The Company has a 30 percent ownership interest in Yankee Atomic.
In 1992, the Yankee Atomic board of directors decided to permanently cease power operation of, and decommission, the facility. Decommissioning is currently underway.

The Company has recorded an estimate of its total future payment obligations for post-operating costs to Yankee Atomic as a liability and as an offsetting regulatory asset, reflecting its expected future rate recovery of such costs. This liability and related regulatory asset are approximately $52 million each at December 31, 1996.

Decommissioning Trust Funds

Each nuclear unit in which the Company has an ownership interest has established a decommissioning trust fund or escrow fund into which payments are being made to meet the projected costs of decommissioning. Listed below is information on each operating nuclear plant in which the Company has an ownership interest.

                                       The Company's
                                share of  (millions of dollars)
                                -------------------------------
                                         Estimated
               The Company's     Net              DecommissioningDecommissioning        License
                   Ownership   Plant              Cost (in 1996 $)               Fund Balances*     Expiration
Unit              Interest(%) Assets

Maine Yankee **           20      44            74             31      2008
Vermont Yankee            20      36            75             30      2012
Millstone 3 ***           12     379            62             16      2025
Seabrook 1 ***            10      55            45              7      2026

            * Certain additional amounts are anticipated to be available through tax deductions.

           ** A Maine statute provides that if both Maine Yankee and its decommissioning trust fund have insufficient assets to pay for the plant decommissioning, the owners of Maine Yankee are jointly and severally liable for the shortfall.

          *** Fund balances are included in "Other investments" on the balance sheets and approximate market value.

There is no assurance that decommissioning costs actually incurred by the Yankees, Millstone 3, or Seabrook 1 will not substantially exceed these amounts. For example, decommissioning cost estimates assume the availability of permanent repositories for both low-level and high-level nuclear waste; those repositories do not currently exist. If any of the units were shut down prior to the end of their operating licenses, the funds collected for decommissioning to that point would beinsufficient.

The Nuclear Waste Policy Act of 1982 establishes that the federal government is responsible for the disposal of spent nuclear fuel. The federal government requires the Company to pay a fee based on its share of the net generation from Millstone 3 and Seabrook 1 nuclear units. The Company is recovering this fee through its fuel clause. Similar costs are incurred by the Maine Yankee and Vermont Yankee nuclear generating units. These costs are billed to the Company and also recovered from customers through the Company's fuel clause.

4.  Investments in nuclear units

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

Millstone 3

In April 1996, the NRC ordered Millstone 3, which has experienced numerous technical and nontechnical problems, to remain shut down pending verification that the unit's operations are in accordance with NRC regulations and the unit's operating license. Millstone 3 is operated by a subsidiary of Northeast Utilities (NU). The Company is not an owner of Millstone 1 and 2 nuclear generating units, which are also shut down under NRC orders.

A number of significant prerequisites must be fulfilled prior to restart of Millstone 3, including certification by NU that the unit adequately conforms to its design and licensing bases, an independent verification of corrective actions taken at the unit, an NRC assessment concluding a culture change has occurred, public hearings, and a vote of the NRC Commissioners. NU announced in December 1996 that it expects Millstone 3 to be ready for restart around the end of 1997, subject to review by the NRC Commissioners. The Company cannot predict when Millstone

3 will be allowed by the NRC to restart, but believes that the unit will remain shut down for a very protracted period.

The Company incurred $10 million of actual costs in 1996 related to corrective actions associated with the outage. The Company has also accrued a liability of approximately $3 million for its share of future corrective action costs. Additional costs may be incurred. During the outage, the Company is also incurring approximately $1.6 million per month in incremental replacement power costs, which it has been recovering from customers through its fuel clause.

Several criminal investigations related to Millstone 3 are ongoing. The NRC has identified numerous apparent violations of its regulations which may result in the assessment of civil penalties. The Company and other minority owners of Millstone 3 are assessing their legal rights with respect to NU's operation of Millstone 3.

Maine Yankee

Over the past few years, the Maine Yankee nuclear generating plant has experienced numerous technical and nontechnical problems. In 1995, the plant had been shut down for much of the year due to the discovery of cracks in its steam generator tubes. The plant is currently shut down due to a cable routing problem. In addition, due to leaking nuclear fuel rods, 68 fuel assemblies will be replaced. As a result, Maine Yankee management does not expect the unit to restart until summer of 1997.

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

Under a confirmatory action letter issued by the NRC on December 18, 1996, and supplemented on January 30, 1997, Maine Yankee must fulfill certain commitments before its plant will be allowed by the NRC staff to return to service. Because of regulatory and other uncertainties faced by Maine Yankee, the Company cannot predict whether or when Maine Yankee will return to service.

During the outage, the Company is incurring approximately $1.8 million per month in incremental replacement power costs, which it has been recovering from customers through its fuel clause.

5.  Nuclear insurance:

The Price-Anderson Act limits the amount of liability claims that would have to be paid in the event of a single incident at a nuclear plant to $8.9 billion (based upon 110 licensed reactors). The maximum amount of commercially available insurance coverage to pay such claims is $200 million. The remaining $8.7 billion would be provided by an assessment of up to $79.3 million per incident levied on each of the participating nuclear units in the United States, subject to a maximum assessment of $10 million per incident per nuclear unit in any year. The maximum assessment, which was most recently adjusted in 1993, is adjusted for inflation at least every five years. The Company's current interest in the Yankees (excluding Yankee Atomic and Connecticut Yankee), Millstone 3, and Seabrook 1 would subject the Company to a $58.0 million maximum assessment per incident. The Company's payment of any such assessment would be limited to a maximum of $7.3 million per incident per year. As a result of the permanent cessation of power operation of the Yankee Atomic plant, Yankee Atomic has received from the NRC a partial exemption from obligations under the Price-Anderson Act. However, Yankee Atomic must continue to maintain $100 million of commercially available nuclear insurance coverage. Connecticut Yankee is planning to file with the NRC for a similar exemption.

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

6.  Oil and gas operations:

NEEI, a subsidiary of NEES, is engaged in domestic oil and gas exploration, development, and production. NEEI operates under an intercompany pricing policy with the Company which has been approved by the Securities and Exchange Commission (SEC). The pricing policy requires the Company to purchase all fuel meeting its specifications offered to it by NEEI. Under the pricing policy, NEEI's oil and gas exploration program is composed of prospects entered into through December 31, 1983 under a rate-regulated program. NEEI has incurred operating losses since 1986, due to low oil and gas prices, and expects to incur substantial additional losses in the future. These losses are passed on to the Company in the year after they are incurred by NEEI and, in turn, are being recovered from customers through the Company's fuel clause. The Company's ability to pass these losses on to its customers was favorably resolved in the Company's 1988 FERC rate settlement. This settlement covered all costs incurred by or resulting from commitments made by NEEI through March 1, 1988. Other subsequent costs incurred by NEEI are subject to normal regulatory review. In 1996, 1995, and 1994, the Company recorded accrued fuel expenses and accrued revenues of $22 million, $44 million, and $40 million, respectively, representing losses incurred by NEEI in each year.

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

7.  Plant expenditures:

The Company's utility plant expenditures are estimated to be approximately $70 million in 1997. At December 31, 1996, substantial commitments had been made relative to future planned expenditures.

8.  Hydro-Quebec Interconnection:

The Company is a participant in both the Hydro-Quebec Phase I and Phase II projects. The Company's participation percentage in both projects is approximately 18 percent. The Hydro-Quebec Phase I and Phase II projects were established to transmit power from Hydro-Quebec to New England. Three affiliates of the Company were created to construct and operate transmission facilities related to these projects. The participants, including the Company, have entered into support agreements that end in 2020, to pay monthly their proportionate share of the total cost of constructing, owning, and operating the transmission facilities. The Company accounts for these support agreements as capital leases and accordingly recorded approximately $69 million in utility plant at December 31, 1996. Under the support agreements, the Company has agreed, in conjunction with any Hydro-Quebec Phase II project debt financing, to guarantee its share of project debt. At December 31, 1996, the Company had guaranteed approximately $27 million of project debt.

9.  Natural gas pipeline capacity:

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

In connection with managing its fuel supply, the Company uses a portion of this pipeline capacity to sell natural gas. Proceeds from the sale of natural gas and pipeline capacity of $50 million, $71 million, and $55 million, in 1996, 1995, and 1994, respectively, have been passed on to customers through the Company's fuel clause. These proceeds have been reflected as an offset to the related fuel expense in "Fuel for generation" in the Company's statements of income. Natural gas sales decreased in 1996 as a result of the Manchester Street Station entering commercial operation in the second half of 1995.

10. Hazardous waste

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

The Company has been  named as a potentially responsible party
(PRP) by either the United States Environmental Protection Agency or the Massachusetts Department of Environmental Protection for six sites at which hazardous waste is alleged to have been disposed. Private parties have also contacted or initiated legal proceedings against the Company regarding hazardous waste cleanup. The Company is currently aware of other sites, and may in the future become aware of additional sites, that it may be held responsible for remediating.

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

In October 1996, the American Institute of Certified Public Accountants issued new accounting rules for Environmental Remediation Liabilities which become effective in 1997. The Company does not believe these new rules will have a material effect on the Company's financial position or results of operations.

11.  Long-term contracts for the purchase of electricity:

The Company purchases a portion of its electricity requirements pursuant to long-term contracts with owners of various generating units. These contracts expire in various years from 1997 to 2029. In conjunction with its divesture plan, the Company will endeavor to sell these long-term contracts.

Certain of these contracts require the Company to make minimum fixed payments, even when the supplier is unable to deliver power, to cover the Company's proportionate share of the capital and fixed operating costs of these generating units. The fixed portion of payments under these contracts totaled $186 million in 1996, $215 million in 1995, and $190 million in 1994. These contracts, excluding contracts with Yankee Atomic and Connecticut Yankee (see Note D-3), have minimum fixed payment requirements of $155 million in 1997, $150 million in 1998 and 1999, $145 million in 2000 and 2001, and approximately $1.3 billion thereafter. Approximately 92 percent of the payments under these contracts are to the Yankees and Ocean State Power, entities in which the Company or its affiliates hold ownership interests.

The Company's other contracts, principally with nonutility generators, require the Company to make payments only if power supply capacity and energy are deliverable from such suppliers. The Company's payments under these contracts amounted to $230 million in 1996, $245 million in 1995, and $210 million in 1994.

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

Net pension cost for 1996, 1995, and 1994 included the following components:

Year Ended December 31, (In Thousands)               1996            1995           1994
--------------------------------------               ----            ----           ----
Service cost - benefits earned during the
  period                                          $ 2,769          $2,231         $2,202
Plus (less):
 Interest cost on projected benefit obligation      6,669           6,406          6,403
 Return on plan assets at expected long-term
  rate                                             (7,204)         (6,488)        (6,554)
 Amortization                                         270             131            557
                                                  -------         -------        -------
   Net pension cost                               $ 2,504         $ 2,280        $ 2,608
                                                  =======         =======        =======
   Actual return on plan assets                   $12,672         $17,108        $   608
                                                  =======         =======        =======


Year Ended December 31,                        1997           1996             1995           1994
-----------------------                        ----           ----             ----           ----
Assumptions used to determine pension cost:
 Discount rate                                7.25%          7.25%            8.25%          7.25%
 Average rate of increase in future
  compensation levels                         4.13%          4.13%            4.63%          4.35%
 Expected long-term rate of
  return on assets                            8.50%          8.50%            8.75%          8.75%

The funded status of the plans cannot be presented separately for the Company as the Company participates in the plans with other
NEES subsidiaries. The following table sets forth the funded status of the NEES companies' plans at December 31:

Retirement Plans, (In Millions)     1996               1995
                                    ----               ----
                             Union     Non-Union  Union  Non-Union
                            Employee    Employee Employee      Employee
                             Plans       Plans    Plans    Plans
                            --------   --------- -------  --------
Benefits earned
 Actuarial present value of
   accumulated benefit liability:
  Vested                                $298                 $342              $293           $343
  Non-vested                               9                   10                 8             10
                                        ----                 ----              ----           ----
   Total                                $307                 $352              $301           $353
                                        ====                 ====              ====           ====
Reconciliation of funded status
 Actuarial present value of
   projected benefit liability          $355                 $398              $346           $402
 Unrecognized prior service costs         (6)                  (3)               (7)            (4)
 SFAS No. 87 transition liability
  not yet recognized (amortized)           -                   (1)               -              (1)
 Net gain (loss) not yet recognized
  (amortized)                             25                   15                (1)           (23)
                                        ----                 ----              ----           ----
                                         374                  409               338            374
                                        ----                 ----              ----           ----
 Pension fund assets at fair value                  384               428                      349            392
 SFAS No. 87 transition asset
  not yet recognized (amortized)         (10)                   -               (11)             -
                                        ----                 ----              ----           ----
                                         374                  428               338            392
                                        ----                 ----              ----           ----
 Accrued pension/(prepaid)
   payments recorded on books           $  -                 $(19)             $  -           $(18)

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

The total cost of PBOPs for 1996, 1995, and 1994 included the following components:

Year Ended December 31, (In Thousands)         1996       1995       1994
                                               ----       ----       ----
Service cost - benefits earned during
  the period                                $ 1,407    $ 1,344    $ 1,628
Plus (less):
 Interest cost on accumulated
  benefit obligation                          3,580      4,013      3,954
 Return on plan assets at expected
  long-term rate                             (1,832)               (1,374)        (1,111)
 Amortization                                 1,867      2,079      2,591
                                            -------    -------    -------
   Net postretirement benefit cost          $ 5,022    $ 6,062    $ 7,062
                                            =======    =======    =======
   Actual return on plan assets             $ 3,572    $ 4,137    $    54

                                               1997           1996             1995           1994
                                               ----           ----             ----           ----
Assumptions used to determine
  postretirement benefit cost:
 Discount rate                                7.25%          7.25%            8.25%          7.25%
 Expected long-term rate of return
  on assets                                   8.25%          8.25%            8.50%          8.50%
 Health care cost rate - 1994                                                               11.00%
 Health care cost rate - 1995 to 1999         8.00%          8.00%            8.50%          8.50%
 Health care cost rate - 2000 to 2004         6.25%          6.25%            8.50%          8.50%
 Health care cost rate - 2005 and beyond      5.25%          5.25%            6.25%          6.25%


The following table sets forth benefits earned and the plans' funded status:

At December 31, (In Millions)                              1996           1995
                                                           ----           ----
Accumulated postretirement benefit obligation:
 Retirees                                                  $ 32           $ 30
 Fully eligible active plan participants                      2              1
 Other active plan participants                              20             20
                                                           ----           ----
   Total benefits earned                                     54             51
Unrecognized transition obligation                          (41)           (43)
Unrecognized net gain                                        13             12
                                                           ----           ----
                                                             26             20
                                                           ----           ----
Plan assets at fair value                                    29             23
                                                           ----           ----
Prepaid postretirement benefit costs recorded on books               $  3           $  3
                                                           ====           ====

The plans' funded status at December 31, 1996 and 1995 were calculated using the assumed rates in effect for 1997 and 1996, respectively.

The assumptions used in the health care cost trends have a significant effect on the amounts reported. Increasing the assumed rates by 1 percent in each year would increase the accumulated postretirement benefit obligation as of December 31, 1996 by approximately $6 million and the net periodic cost for 1996 by approximately $1 million.

The Company funds the annual tax-deductible contributions. Plan assets are invested in equity and debt securities and cash equivalents.

Note F - Short-term Borrowings and Other Accrued Expenses

At December 31, 1996, the Company had $94 million of short-term debt outstanding including $89 million in commercial paper borrowings and $5 million of borrowings from affiliates. NEES and certain subsidiaries, including the Company, with regulatory approval, operate a money pool to more effectively utilize cash resources and to reduce outside short-term borrowings.
Short-term borrowing needs are met first by available funds of the money pool participants. Borrowing companies pay interest at a rate designed to approximate the cost of outside short-term borrowings. Companies which invest in the pool share the interest earned on a basis proportionate to their average monthly investment in the money pool. Funds may be withdrawn from or repaid to the pool at any time without prior notice.

At December 31, 1996, the Company had lines of credit and standby bond purchase facilities with banks totaling $530 million which are available to provide liquidity support for commercial paper borrowings and for $372 million of the Company's outstanding variable rate mortgage bonds in tax-exempt commercial paper mode (see Note H) and for other corporate purposes. There were no borrowings under these lines of credit at December 31, 1996. Fees are paid on the lines and facilities in lieu of compensating balances.

The weighted average rate on outstanding short-term borrowings was 5.9 percent at December 31, 1996. The fair value of the Company's short-term debt equals carrying value.

The components of other accrued expenses are as follows:

At December 31, (In Thousands)                             1996           1995
                                                           ----           ----
Accrued wages and benefits                              $ 7,190        $ 6,258
Capital lease obligations due within one year             4,328          4,323
Rate adjustment mechanisms                                4,790
Other                                                       269            253
                                                        -------        -------
                                                        $16,577        $10,834
                                                        =======        =======

Note G - Cumulative Preferred Stock


A summary of cumulative preferred stock at December 31, 1996 and 1995 is as follows (in thousands of dollars except for share data):

                           Shares
                          Authorized                                          Dividends Call
                        and Outstanding        Amount    Declared   Price
                        ---------------        ------  ------------ -----
                            1996     1995   1996    1995   1996    1995
                            ----     ----   ----    ----   ----    ----  -----
$100 Par value
 6.00% Series             75,020   75,020$ 7,502 $ 7,502 $  451  $  451     (a)
 4.56% Series            100,000  100,000 10,000  10,000    456     456$104.08
 4.60% Series             80,140   80,140  8,014   8,014    368     368 101.00
 4.64% Series             41,500  100,000  4,150  10,000    328     464 102.56
 6.08% Series            100,000  100,000 10,000  10,000    608     608 102.34
 7.24% Series                  -  150,000      -  15,000    363   1,086 103.06
                         -------  -------------- ------- ------  ------
 Total                   396,660  605,160$39,666 $60,516 $2,574  $3,433

(a) Noncallable.

The annual dividend requirement for total cumulative preferred stock was $2,075,000 for 1996 and $3,433,000 for 1995.

In August 1996, the Company repurchased $6 million of its 4.64 percent series of cumulative preferred stock. In May 1996, the Company redeemed all ($15 million) of its 7.24 percent series of cumulative preferred stock.

Note H - Long-term Debt

A summary of long-term debt is as follows:

At December 31, (In Thousands)

Series      Rate %        Maturity                       1996        1995
----------------------------------------------------------------------------
General and Refunding Mortgage Bonds:
W(93-3)     5.12          February 2, 1996                       $  5,000
W(93-8)     5.06          February 5, 1996                          5,000
Y(94-3)     8.10          December 22, 1997          $  3,000       3,000
W(93-2)     6.17          February 2, 1998              4,300       4,300
W(93-4)     6.14          February 2, 1998              1,300       1,300
W(93-5)     6.17          February 3, 1998              5,000       5,000
W(93-7)     6.10          February 4, 1998             10,000      10,000
W(93-9)     6.04          February 4, 1998             29,400      29,400
Y(94-4)     8.28          December 21, 1999            10,000      10,000
W(93-6)     6.58          February 10, 2000             5,000       5,000
Y(95-1)     7.94          February 14, 2000             5,000       5,000
Y(95-2)     7.93          February 14, 2000            10,000      10,000
Y(95-3)     7.40          March 21, 2000               10,000      10,000
Y(95-4)     6.69          June 5, 2000                 25,000      25,000
W(93-1)     7.00          February 3, 2003             25,000      25,000
Y(94-2)     8.33          November 8, 2004             10,000      10,000
K           7.25          October 15, 2015             38,500      38,500
L           7.80          April 1, 2016                            29,850
X           variable      March 1, 2018                79,250      79,250
R           variable      November 1, 2020            135,850     117,850
S           variable      November 1, 2020             50,600      20,750
T           variable      November 1, 2020                         18,000
U           8.00          August 1, 2022              170,000     170,000
V           variable      October 1, 2022             106,150     106,150
Y(94-1)     8.53          September 20, 2024            5,000       5,000
Unamortized discounts                                  (2,344)     (2,910)
                                                     --------    --------
Total long-term debt                                  736,006     745,440
                                                     ========    ========
Long-term debt due in one year                                     (3,000)            (10,000)
                                                     --------    --------
                                                     $733,006    $735,440
                                                     ========    ========

Substantially all of the properties and franchises of the Company are subject to the lien of the mortgage indentures under which the general and refunding mortgage bonds have been issued.

The Company will make cash payments of $3 million in 1997, $50 million in 1998, $10 million in 1999, and $55 million in 2000 to retire maturing mortgage bonds. There are no cash payments required in 2001.

The terms of $372 million of variable rate pollution control revenue bonds collateralized by the Company's mortgage bonds at December 31, 1996 require the Company to reacquire the bonds under certain limited circumstances. The Company has approximately $740 million of mortgage bonds outstanding. The bond indenture restricts the sale of the trust property in its entirety or substantially in its entirety. The proposed sale of the Company's generating business would likely require that the Company either amend the bond indenture or defease the bonds in connection with the proposed sale. Any defeasance of bonds would be by the deposit of cash representing principal and interest to the maturity date or interest, principal, and general redemption premium to an earlier redemption date. At December 31, 1996, interest rates on the Company's variable rate bonds ranged from
2.30 percent to 4.80 percent.

At December 31, 1996, the Company's long-term debt had a carrying value of $736,000,000 and had a fair value of approximately $753,000,000. The fair value of debt that reprices frequently at market rates approximates carrying value. For all other debt, the fair market value of the Company's long-term debt was estimated based on the quoted prices for similar issues or on the current rates offered to the Company for debt of the same remaining maturity.


Note I - Restrictions on Retained Earnings Available for
Dividends on Common Stock

Pursuant to the provisions of the Articles of Organization and the By-Laws relating to the Dividend Series Preferred Stock, certain restrictions on payment of dividends on common stock would come into effect if the "junior stock equity" was, or by reason of payment of such dividends became, less than 25 percent of "Total capitalization." However, the junior stock equity at December 31, 1996 was 54 percent of total capitalization, including long-term debt due in one year, and, accordingly, none of the Company's retained earnings at December 31, 1996 were restricted as to dividends on common stock under the foregoing provisions.

Under restrictions contained in the indentures relating to general and refunding mortgage bonds (Series K), none of the Company's retained earnings at December 31, 1996 were restricted as to dividends on common stock. However, a portion of the Company's retained earnings (less than $25 million) may be restricted due to regulatory requirements related to hydroelectric licensed projects.

Note J - Supplementary Income Statement Information

Advertising expenses, expenditures for research and development, and rents were not material and there were no royalties paid in 1996, 1995, or 1994. Taxes, other than income taxes, charged to operating expenses are set forth by classes as follows:

Year Ended December 31, (In Thousands)           1996               1995       1994
                                                 ----               ----       ----
Municipal property taxes                      $58,942            $49,807    $46,506
Federal and state payroll and other taxes       7,474              8,909      7,894
                                              -------            -------    -------
                                              $66,416            $58,716    $54,400

New England Power Service Company, an affiliated service company operating pursuant to the provisions of Section 13 of the Public Utility Holding Company Act of 1935, furnished services to the Company at the cost of such services. These costs amounted to $85,124,000, $106,411,000, and $103,961,000, including capitalized construction costs of $19,412,000, $24,671,000, and $22,396,000, for each of the years 1996, 1995, and 1994, respectively.

New England Power Company
Operating Statistics (Unaudited)

Year Ended December 31,           1996      1995      1994      1993      1992
                                  ----      ----      ----      ----      ----
Sources of Energy (Thousands of kWh)
Net generation - thermal    14,445,96911,547,85610,971,31911,621,03812,087,775
Net generation - conventional
  hydro                      1,818,670 1,257,533 1,352,600 1,253,925 1,212,155
Generation - pumped storage    514,400   519,931   525,653   548,358   530,796
Net generation - nuclear     1,280,119 1,812,468 1,767,959 1,696,677 1,592,340
Nuclear entitlements         2,015,104 1,278,598 2,535,534 2,196,998 2,214,976
Purchased energy from
  nonaffiliates (B)          6,957,693 8,857,842 8,674,191 7,800,975 7,287,856
Energy for pumping            (710,155) (716,279) (723,352) (750,784) (738,364)
                            --------------------------------------------------
   Total generated and
    purchased               26,321,80024,557,94925,103,90424,367,18724,187,534
Losses, company use, etc.     (507,536) (690,626) (635,695) (548,228) (632,850)
                            --------------------------------------------------
   Total sources of energy  25,814,26423,867,32324,468,20923,818,95923,554,684

Sales of Energy (Thousands of kWh)
Resale:
Affiliated companies        22,531,78822,338,30122,182,76121,858,49121,497,993
 Less - generation by
  affiliated Company (A)      (329,883)  (64,035)   (5,781)   (4,506)  (83,753)
                            --------------------------------------------------
   Net sales to affiliated
    companies               22,201,90522,274,26622,176,98021,853,98521,414,240
Other utilities (B)          2,802,974   947,537 1,731,225 1,528,686 1,705,591
Municipals                     795,974   633,970   551,866   426,525   415,659
                            --------------------------------------------------
   Total sales for resale   25,800,85323,855,77324,460,07123,809,19623,535,490
Ultimate customers              13,411    11,550     8,138     9,763    19,194
                            --------------------------------------------------
   Total sales of energy    25,814,26423,867,32324,468,20923,818,95923,554,684

Operating Revenue (In Thousands)
Revenue from electric sales
Resale:
Affiliated companies        $1,480,460$1,498,848$1,448,503$1,459,619$1,450,831
 Less - G and T
  credits (A)                  (59,956)  (43,532)  (32,346)  (26,001)  (38,697)
                            --------------------------------------------------
   Net sales to affiliated
    companies                1,420,504 1,455,316 1,416,157 1,433,618 1,412,134
Other utilities (B)             95,249    41,193    56,306    52,695    55,156
Municipals                      43,699    37,036    32,055    27,574    26,980
                            --------------------------------------------------
   Total revenue from
     sales for resale        1,559,452 1,533,545 1,504,518 1,513,887 1,494,270
Ultimate customers               1,065       945       606       752     1,399
                            ---------------------------------------- ---------
   Total revenue from
    electric sales           1,560,517 1,534,490 1,505,124 1,514,639 1,495,669
Other operating revenue         39,792    36,049    35,633    34,375    35,206
                            --------------------------------------------------
   Total operating revenue  $1,600,309$1,570,539$1,540,757$1,549,014$1,530,875

Annual Maximum Demand
(kW - one hour peak)         4,091,000 4,381,000 4,385,000 4,081,000 3,964,000

(A)                              The generation and transmission facilities of affiliates are operated as an integrated part of the Company's power supply and the affiliates receive generation and transmission (G and T) credits against their power bills for costs of facilities so integrated.
(B)                              Includes transactions with the New England Power Pool.

New England Power Company
Selected Financial Information

Year Ended December 31, (In Millions)      1996    1995   1994     1993   1992
                                           ----    ----   ----     ----   ----
Operating revenue:
 Electric sales
  (excluding fuel cost recovery)         $  918  $  941 $  942   $  939 $  907
 Fuel cost recovery                         642     594    563      576    589
Other                                                40     36       36     34        35
                                         ------  ------ ------   ------ ------
Total operating revenue                  $1,600  $1,571 $1,541   $1,549 $1,531
Net income                               $  152  $  151 $  149   $  141 $  134
Total assets                             $2,648  $2,648 $2,613   $2,441 $2,387
Capitalization:
 Common equity                           $  906  $  889 $  877   $  850 $  825
 Cumulative preferred stock                  40      61     61       61     86
 Long-term debt                             733     735    695      667    666
                                         ------  ------ ------   ------ ------
Total capitalization                     $1,679  $1,685 $1,633   $1,578 $1,577
Preferred dividends declared             $    3  $    3 $    3   $    5 $    6
Common dividends declared                $  134  $  135 $  119   $  111 $  100

Selected Quarterly Financial Information (Unaudited)

                                       First      Second      Third     Fourth
(In Thousands)                        Quarter    Quarter    Quarter    Quarter
                                      -------    -------    -------    -------
1996
Operating revenue                    $400,460   $375,001   $431,420   $393,428
Operating income                     $ 55,277   $ 39,628   $ 63,782   $ 45,074
Net income                           $ 40,973   $ 26,768   $ 52,559   $ 32,183

1995
Operating revenue                    $391,118   $378,177   $421,935   $379,309
Operating income                     $ 40,089   $ 33,454   $ 69,669   $ 42,201
Net income                           $ 30,982   $ 27,689   $ 61,684   $ 31,072

Per share data is not relevant because the Company's common stock is wholly-owned by New England Electric System.

A copy of New England Power Company's Annual Report on Form 10-K to the Securities and Exchange Commission for the year ended December 31, 1996 will be available on or about April 1, 1997, without charge, upon written request to New England Power Company, Shareholder Services Department, 25 Research Drive, Westborough, Massachusetts 01582.