Form 10-K405, Exhibit 13
period 1996-12-31
NEW ENGLAND ELECTRIC SYSTEM; MASSACHUSETTS ELECTRIC CO; NARRAGANSETT ELECTRIC CO; NEW ENGLAND POWER CO
filed 1997-03-28
CIK 71297, 63073, 69659, 71337

Annual Report 1996
Massachusetts Electric Company

A Subsidiary of
New England Electric System












                              [LOGO] Massachusetts Electric
                              A NEES Company

Massachusetts Electric Company
25 Research Drive,
Westborough, Massachusetts  01582

Directors
(As of January 1, 1997)

Urville J. Beaumont
Treasurer and Director of Beaumont and Campbell, P.A.
(Attorneys), Salem, New Hampshire

Joan T. Bok
Chairman of the Board of New England Electric System

Sally L. Collins
Director of Workplace Health Services, Greenfield, Massachusetts

Dr. Kalyan K. Ghosh
President of Worcester State College

Charles B. Housen
Chairman and President of Erving Industries, Erving,
Massachusetts

Patricia McGovern
Director of Goulston and Storrs, P.C., Boston, Massachusetts

John F. Reilly, Jr.
President and Chief Executive Officer of Fred C. Church, Inc.,
Lowell, Massachusetts

Lawrence J. Reilly
President of the Company and certain affiliates

John W. Rowe
President and Chief Executive Officer of New England Electric
System

Richard P. Sergel
Chairman of the Company and Senior Vice President of New England
Electric System

Roslyn M. Watson
President of Watson Ventures, Boston, Massachusetts

Officers
(As of January 1, 1997)

Richard P. Sergel
Chairman of the Company and Senior Vice President of New England
Electric System

Lawrence J. Reilly
President and Chief Executive Officer

John C. Amoroso
Vice President

Eric P. Cody
Vice President

Charles H. Moser
Vice President

Lydia M. Pastuszek
Vice President

Anthony C. Pini
Vice President

Christopher E. Root
Vice President

Nancy H. Sala
Vice President

Dennis E. Snay
Vice President

Michael E. Jesanis
Treasurer of the Company and Vice President and Treasurer of New England Electric System

Thomas G. Robinson
Assistant Clerk and General Counsel of the Company

Robert King Wulff
Clerk of the Company and of certain affiliates

Howard W. McDowell
Controller and Assistant Treasurer of the Company, Treasurer of certain affiliates, and Controller of certain affiliates




Transfer Agent, Dividend Paying Agent, and Registrar of Preferred
Stock
State Street Bank and Trust Company, Boston, Massachusetts

This report is not to be considered an offer to sell or buy or solicitation of an offer to sell or buy any security.

Massachusetts Electric Company

  Massachusetts Electric Company is a wholly-owned subsidiary of New England Electric System operating in Massachusetts. The Company's business is the distribution and sale of electricity at retail. Electric service is provided to approximately 960,000 customers in 146 cities and towns having a population of approximately 2,160,000 (1990 Census). The Company's service area covers approximately 43 percent of Massachusetts. The cities and towns served by the Company include the highly diversified commercial and industrial cities of Worcester, Lowell, and Quincy, the Interstate 495 high technology belt, suburban communities, and many rural towns. The principal industries served include computer manufacturing and related businesses, electrical and industrial machinery, plastic goods, fabricated metals and paper, and chemical products. In addition, a broad range of professional, banking, medical, and educational institutions is served. In February 1997, a settlement agreement among the Company and two affiliates, the Massachusetts Attorney General, the Massachusetts Division of Energy Resources, and 12 other parties was approved by the Massachusetts Department of Public Utilities. This settlement provides for retail choice of power supplier by Massachusetts customers beginning January 1, 1998 (see "Industry Restructuring" section of Financial Review).

  The properties of the Company consist principally of substations and distribution lines interconnected with transmission and other facilities of New England Power Company
(NEP), a wholesale generating affiliate. The Company buys its electric energy requirements from NEP under a contract which obligates NEP to furnish such requirements at its standard resale rate. In accordance with the settlement, NEP's wholesale contract with the Company has been amended to allow for early termination of all-requirements service. The amendment, which is subject to regulatory approval, provides that upon early termination, the Company's share of the cost of NEP's above-market generation commitments will be recovered through a contract termination charge. This charge will, in turn, be paid by customers that use the Company's distribution facilities.

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

Massachusetts Electric Company
Financial Review

Industry Restructuring

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

  In states across the country, including Massachusetts, there have been proposals to allow retail customers to choose their electricity supplier, with incumbent utilities required to deliver that electricity over their transmission and distribution systems (also known as "retail wheeling"). When electricity customers are allowed to choose their electricity supplier, utilities across the country will face the risk that market prices may not be sufficient to recover the costs of the commitments incurred to supply customers under a regulated structure. The amounts by which costs exceed market prices are commonly referred to as "stranded costs."

  The Company currently purchases electricity on behalf of its customers under a wholesale all-requirements contract with the Company's wholesale generating affiliate, New England Power
Company (NEP).

  As described below, a settlement agreement was reached in Massachusetts which, when all regulatory approvals are in place, would allow recovery of NEP's above-market commitments to retail customers in Massachusetts, which make up 73 percent of NEP's all-requirements sales.

  On February 26, 1997, the Massachusetts Department of Public Utilities (MDPU) approved a settlement among the Company, NEP, Nantucket Electric Company (Nantucket), a distribution affiliate, the Massachusetts Attorney General, the Massachusetts Division of Energy Resources, and 12 other parties, which provides for retail choice by Massachusetts customers and the recovery of NEP's above-market commitments to serve those customers.

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

  In accordance with the settlement, NEP's wholesale contract with the Company has been amended to allow for early termination of all-requirements service. The amendment, which is subject to regulatory approval, provides that upon early termination, the Company's share of the cost of NEP's above-market generation commitments (estimated at approximately $3 billion on a present-value basis) will be recovered through a contract termination charge. This charge will, in turn, be paid by customers that use the Company's distribution facilities. Those commitments consist of (i) the above-market portion of generating plant commitments,
(ii) regulatory assets, (iii) the above-market portion of purchased power contracts, and (iv) the operating costs of nuclear plants that cannot be avoided by shutting down the plants, including nuclear decommissioning costs.

  The above-market portion of costs associated with generating plants and regulatory assets would be recovered over 12 years. The above-market component of purchased power contracts and nuclear decommissioning costs would be recovered as incurred over the life of those obligations, a period expected to extend beyond 12 years. Initially, the transition access charge would be set at 2.8 cents per kilowatt-hour (kWh) through December 31, 2000, and is expected to decline thereafter. The initial transition access charge assumes that the generating plants have no market value. To measure their actual market value, the New England Electric System (NEES) companies agreed to sell their generating business. The net proceeds from the sale will be used to reduce the transition access charge.

  The settlement also establishes performance-based rates for the Company. Under the settlement, the Company's nonfuel rates (and NEP's wholesale rates to the Company) would be frozen at current levels until the earlier of the commencement of retail choice or January 1, 2001. Upon commencement of retail choice, the Company's distribution rates would be set at a level approximately $45 million above the level embedded in its current bundled rates, with such rates then frozen through the year 2000. This increase reflects changes to the distribution cost of service that include an $11 million increase in annual depreciation expense, a $3 million annual contribution to a storm fund, and increased amortization of unfunded deferred income taxes of $1 million over six years. The Company's return on equity would be subject to a floor of 6 percent and a ceiling of 11 percent, effective upon commencement of retail choice. Earnings over the ceiling would be shared equally between customers and shareholders up to a maximum of 12.5 percent. This sharing results in an effective cap on shareholder's return on equity of 11.75 percent. To the extent that earnings fall below the floor, the Company would be authorized to surcharge customers for the shortfall.

  The settlement would also eliminate the Company's purchased power cost adjustment (PPCA) mechanism as of July 31, 1996. This mechanism allows the Company to recover purchased power rate changes from NEP and the effects of NEP's seasonal rates. The settlement also stipulates that the Company's net $18 million PPCA refund liability balance at July 31, 1996 will be used to prefund a storm contingency fund with $3 million, while the remainder will be used to offset regulatory assets for hazardous waste costs.

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

Risk Factors

  The major risk factors affecting the Company relate to the possibility of adverse regulatory or judicial decisions or legislation which limits the level of revenues the Company is allowed to charge for its services. While substantial progress has been made in resolving the uncertainty regarding recovery by the Company of stranded costs billed to it by NEP, significant risks remain. These risks are primarily attributable to the potential that ultimately the settlement, referred to above, will not be implemented in the manner anticipated by the Company and/or the possibility of state or federal legislation which would increase the risks to the Company above those contained in the settlement.

Accounting Implications

  Historically, electric utility rates have been based on a utility's costs. As a result, electric utilities are subject to certain accounting standards that are not applicable to other business enterprises in general. Financial Accounting Standards

No. 71, Accounting for the Effects of Certain Types of Regulation (FAS 71), requires regulated entities, in appropriate circumstances, to establish regulatory assets, and thereby defer the income statement impact of certain costs expected to be recovered in future rates. The Company has recorded approximately $16 million in net regulatory assets in compliance with FAS 71. The Company believes that the continuing rate-making policies and practices of the MDPU and the terms of the Massachusetts settlement will enable the Company to recover both its specific costs of providing ongoing distribution services and stranded costs billed to it by NEP. The Company believes that these factors will allow it to continue to apply FAS 71. In the event that future circumstances should cause the application of FAS 71 to be discontinued, a noncash write-off of previously established regulatory assets and liabilities would be required.

Overview of Financial Results

  Net income for 1996 increased $9 million compared with 1995, reflecting a 1995 rate increase, growth in sales, and decreased demand charges from NEP, partially offset by increased operation and maintenance expense and reduced revenues due to rate adjustment mechanisms.

  Net income for 1995 decreased $6 million compared with 1994. Although the Company experienced growth in sales and reduced operation and maintenance costs, such increases in income were more than offset by increased purchased power costs, increased interest expense, and a decrease in revenue due to the operation of the Company's PPCA mechanism.

Operating Revenue

  The following table summarizes the changes in operating
revenue:
             Increase (Decrease) in Operating Revenue
                                                           1996           1995
                                                           ----           ----
                                                  (In Millions)

Fuel recovery                                              $ 13           $ 38
PPCA mechanism                                               (6)           (11)
Rate changes/service extension discount (SEDs)               23             26
Unbilled revenues recognized under rate agreement             -            (32)
Demand-side management (DSM) recovery                        (5)            (8)
Sales and deliveries growth and other                         8             11
                                                            ---           ----
                                                            $33           $ 24
                                                            ===           ====

  In 1996, kWh deliveries to ultimate customers increased 1.6 percent while total kWh sales increased 1.0 percent compared with a 0.9 percent increase in 1995. The difference is the result of pilot programs in Massachusetts, whereby the Company delivered power provided by other companies. Peak demand billing levels to commercial and industrial customers decreased 0.8 percent in 1996
compared with a 2.0 percent increase in 1995.   The increase in
kWh deliveries in 1996 reflects the effects of an improving economy partially offset by the effects of milder weather in the last half of the year.

  The Company's rates contain a fuel clause and a PPCA provision. These mechanisms are designed to allow the Company to pass on to its customers changes in purchased energy costs resulting from rate increases or decreases by NEP. The PPCA mechanism is also designed to pass on to customers the effects of NEP's seasonal rates. The provisions of the Massachusetts settlement would have caused the PPCA mechanism for the Company to end, effective July 31, 1996. However, since the Massachusetts settlement had not been approved at the end of 1996, the Company accrued refund provisions of $9 million related to assumed operation of the PPCA provision during the last five months of 1996.

  Rate changes reflect the November 1994 expiration of a $26 million temporary rate decrease, as well as a $31 million general rate increase that went into effect on October 1, 1995.

  Unbilled revenues recognized under the Company's rate agreement reflect the Company's completion of the recognition of $35 million of unbilled revenues over a 13-month period that ended in December 1994 in accordance with an October 1993 rate agreement.

  The Company has received approval from the MDPU to recover DSM program expenditures in rates on a current basis. These expenditures were $48 million, $53 million, and $59 million in 1996, 1995, and 1994, respectively. Since 1990, the Company has been allowed to earn incentives based on the results of its DSM programs. The Company recorded before-tax incentives of $5.7 million, $5.1 million, and $7.1 million in 1996, 1995, and 1994, respectively.

Operating Expenses

  The following table summarizes the changes in operating expenses:
            Increase (Decrease) in Operating Expenses

                                                           1996          1995
                                                           ----          ----
                                                                 (In Millions)
Purchased electric energy:
  Fuel costs                                                $13           $38
  SED reimbursements                                          -            (9)
  Purchases and demand charges from NEP                      (6)           10
Other operation and maintenance:
  DSM                                                        (5)           (6)
  Other                                                      12            (9)
Depreciation                                                  3             2
Taxes                                                         6            (1)
                                                            ---           ---
                                                            $23           $25
                                                            ===           ===

  The increase in fuel costs from NEP in 1996 reflects increased purchases as well as increased gas pipeline demand charges being recovered by NEP through its fuel adjustment clause in connection with NEP's Manchester Street Station entering service in the second half of 1995. The increase in fuel costs in 1995 reflects decreased nuclear generation due to overhauls and decreased hydro production resulting from low water levels.

  Other operation and maintenance expense increased in 1996 after a decline in 1995. The decline in 1995 had primarily been in distribution system related costs, however, the Company experienced an increase in these costs in 1996. The increase in 1996 also reflects increased customer service expenses, in part, related to the start-up of a new customer service center. In both 1995 and 1996, the Company also experienced increased general and administrative expenses including increased postretirement benefits expenses other than pensions (PBOPs) commensurate with additional amounts being recovered from customers. The Company is recovering deferred PBOP costs over five years.

  In the fourth quarter of 1996, the Company incurred approximately $8 million of costs related to a severe winter storm. The Massachusetts settlement provides for the recovery of the costs associated with major storms; however, its application to the 1996 storm is subject to clarification by the MDPU. Because the Massachusetts settlement had not been approved as of December 31, 1996, the Company deferred the 1996 storm costs based upon long-standing regulatory practice allowing the recovery over five years of costs of major storms.

  The changes in taxes in 1996 and 1995 are primarily due to changes in taxable income levels. The Company also experienced a sizeable increase in municipal property taxes in 1995 and a lesser increase in 1996.

Hazardous Waste

  The electric utility industry typically utilizes and/or generates in its operations a range of potentially hazardous products and by-products. The most prevalent types of hazardous waste sites with which the Company has been associated are manufactured gas locations. The Company is aware of approximately 35 such manufactured gas locations in Massachusetts, including eight of the 19 locations for which the Company has been identified by either federal or state environmental regulatory agencies as a potentially responsible party. In 1993, the MDPU approved a settlement agreement that provides for rate recovery of remediation costs of former manufactured gas sites and certain other hazardous waste sites in Massachusetts. A more detailed discussion of this settlement agreement and of potential hazardous waste liabilities is contained in Note D-2 of the Notes to the Financial Statements. Predicting the potential costs to investigate and remediate hazardous waste sites continues to be difficult. At December 31, 1996, the Company had total reserves of $38 million and a related regulatory asset of $15 million. The Company believes that hazardous waste liabilities for all sites of which it is aware, and which are not covered by a rate agreement, are not material to its financial position.

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

Utility Plant Expenditures and Financing

  Cash expenditures for utility plant totaled $94 million in
1996.   The funds necessary for utility plant expenditures during
1996 were primarily provided by net cash from operating activities, after the payment of dividends and long-term debt issuances. Cash expenditures for utility plant for 1997 are estimated to be approximately $95 million. Internally generated funds are expected to fully meet capital expenditures in 1997.

  In 1996, the Company issued $20 million of first mortgage bonds, bearing an interest rate of 6.82 percent. In July 1996, Nantucket, issued $28 million of tax-exempt long-term debt at rates ranging from 4.10 percent to 6.75 percent to fund construction of an undersea cable. The Company guaranteed the debt on behalf of Nantucket. The Company plans to issue a net $20 million of long-term debt in 1997 to fund capital expenditures.

  At December 31, 1996, the Company had $44 million of short-term debt outstanding including $39 million of commercial paper borrowings and $5 million of borrowings from affiliates. As of December 31, 1996, the Company had lines of credit with banks totaling $90 million which are available to provide liquidity support for commercial paper borrowings and other corporate purposes. There were no borrowings under these lines of credit at December 31, 1996.

Massachusetts Electric Company
Statements of Income

Year Ended December 31, (In Thousands)           1996                 1995           1994
                                           ----------           ----------     ----------
Operating revenue                          $1,538,537           $1,505,676     $1,482,070
                                           ----------           ----------     ----------
Operating expenses:
 Purchased electric energy, principally
  from New England Power Company,
  an affiliate                              1,120,709            1,113,673      1,074,402
 Other operation                              211,663              206,660        215,794
 Maintenance                                   31,102               29,525         35,502
 Depreciation                                  47,357               44,829         42,775
 Taxes, other than income taxes                30,559               30,022         28,664
 Income taxes                                  25,186               19,297         22,265
                                           ----------           ----------     ----------
   Total operating expenses                 1,466,576            1,444,006      1,419,402
                                           ----------           ----------     ----------
Operating income                               71,961               61,670         62,668

Other income (expense), net                    (1,213)                (541)          (995)
                                           ----------           ----------     ----------
   Operating and other income                  70,748               61,129         61,673
                                           ----------           ----------     ----------
Interest:
 Interest on long-term debt                    27,089               25,901         20,967
 Other interest                                 6,473                6,784          6,366
 Allowance for borrowed funds used during
  construction - credit                          (740)                (657)          (386)
                                           ----------           ----------     ----------
   Total interest                              32,822               32,028         26,947
                                           ----------           ----------     ----------
Net income                                 $   37,926           $   29,101     $   34,726
                                           ==========           ==========     ==========


Statements of Retained Earnings

Year Ended December 31, (In Thousands)           1996                 1995           1994
                                             --------             --------       --------
Retained earnings at beginning of year       $150,308             $136,911       $135,276
Net income                                     37,926               29,101         34,726
Dividends declared on cumulative
 preferred stock                               (3,114)              (3,114)        (3,114)
Dividends declared on common
 stock, $8.00, $5.25, and $12.50
 per share, respectively                      (19,184)             (12,590)       (29,977)
                                             --------             --------       --------
Retained earnings at end of year             $165,936             $150,308       $136,911
                                             ========             ========       ========

The accompanying notes are an integral part of these financial statements.

Massachusetts Electric Company
Balance Sheets

At December 31, (In Thousands)                          1996        1995
Assets                                            ----------  ----------

Utility plant, at original cost                   $1,509,896  $1,420,069
Less accumulated provisions for depreciation         430,585     399,711
                                                  ----------  ----------
                                                   1,079,311   1,020,358
Construction work in progress                          9,119      21,118
                                                  ----------  ----------
   Net utility plant                               1,088,430   1,041,476
                                                  ----------  ----------
Current assets:
Cash                                                   2,356       1,840
Accounts receivable:
 From sales of electric energy                       165,866     160,795
 Other (including $1,605 and $1,776
 from affiliates)                                      2,600       3,527
   Less reserves for doubtful accounts                13,146      12,544
                                                  ----------  ----------
                                                     155,320     151,778
 Unbilled revenues (Note A-3)                         43,390      49,800
 Materials and supplies, at average cost               8,820      10,602
 Prepaid and other current assets                     25,923      22,514
                                                  ----------  ----------
   Total current assets                              235,809     236,534
                                                  ----------  ----------
Deferred charges and other assets (Note B)            66,019      65,090
                                                  ----------  ----------
                                                  $1,390,258  $1,343,100
                                                  ==========  ==========
Capitalization and Liabilities

Capitalization:
 Common stock, par value $25 per share,
  authorized and outstanding 2,398,111 shares     $   59,953  $   59,953
 Premiums on capital stocks                           45,862      45,862
 Other paid-in capital                               155,310     155,310
 Retained earnings                                   165,936     150,308
                                                  ----------  ----------
   Total common equity                               427,061     411,433
 Cumulative preferred stock (Note G)                  50,000      50,000
 Long-term debt                                      343,321     353,267
                                                  ----------  ----------
   Total capitalization                              820,382     814,700
                                                  ----------  ----------
Current liabilities:
 Long-term debt due in one year                       30,000
 Short-term debt (including $5,275 and $1,000
  to affiliates)                                      43,775      55,450
 Accounts payable (including $157,603 and
  $165,515 to affiliates)                            178,263     181,943
 Accrued liabilities:
  Taxes                                                  961       7,371
  Interest                                             9,635       9,502
  Other accrued expenses (Note F)                     54,833      17,136
 Customer deposits                                     4,308       4,633
 Dividends payable                                     7,973       1,977
                                                  ----------  ----------
   Total current liabilities                         329,748     278,012
                                                  ----------  ----------
Deferred federal and state income taxes              177,778     184,575
Unamortized investment tax credits                    16,566      17,684
Other reserves and deferred credits                   45,784      48,129
Commitments and contingencies (Note D)
                                                  ----------  ----------
                                                  $1,390,258  $1,343,100
                                                  ==========  ==========

The accompanying notes are an integral part of these financial statements.

Massachusetts Electric Company
Statements of Cash Flows

Year Ended December 31, (In Thousands)          1996       1995           1994
Operating activities:                       --------   --------       --------
Net income                                  $ 37,926   $ 29,101       $ 34,726
Adjustments to reconcile net income
  to net cash provided by operating
  activities:
 Depreciation                                 47,357     44,829         42,775
 Deferred income taxes and
  investment tax credits, net                 (7,850)               6,666              28,909
 Allowance for borrowed funds
  used during construction                      (740)                (657)               (386)
 Amortization of unbilled revenues                                     (32,300)
 Decrease (increase) in accounts
  receivable, net and unbilled revenues        2,868      4,281         (7,580)
 Decrease (increase) in materials and
  supplies                                     1,782        922           (923)
 Decrease (increase) in prepaid and
  other current assets                        (3,409)                (931)             (1,593)
 Increase (decrease) in accounts payable      (3,680)                (159)              3,985
 Increase (decrease) in other current
  liabilities                                 31,095     (2,326)       (10,379)
 Other, net                                   (2,430)              (2,340)            (12,982)
                                            --------   --------       --------
   Net cash provided by operating
   activities                               $102,919   $ 79,386       $ 44,252
                                            --------   --------       --------

Investing activities:

Plant expenditures, excluding allowance
 for funds used during construction         $(93,828)            $(89,735)           $(94,105)
Other investing activities                      (598)              (1,972)             (4,892)
                                            --------   --------       --------
   Net cash used in investing
   activities                               $(94,426)            $(91,707)           $(98,997)
                                            --------   --------       --------

Financing activities:

Capital contributions from parent                      $ 14,000
Dividends paid on common stock              $(13,188)             (24,580)           $(21,584)
Dividends paid on preferred stock             (3,114)              (3,114)             (3,114)
Long-term debt - issues                       20,000     88,000         36,000
Long-term debt - retirements                            (35,000)
Changes in short-term debt                   (11,675)             (26,370)             43,895
                                            --------   --------       --------
   Net cash provided by(used in)financing
   activities                               $ (7,977)            $ 12,936            $ 55,197
                                            --------   --------       --------

Net increase in cash and cash equivalents              $    516       $    615       $    452
Cash and cash equivalents at beginning
 of year                                       1,840      1,225            773
                                            --------   --------       --------
Cash and cash equivalents at end of year    $  2,356   $  1,840       $  1,225
                                            ========   ========       ========
Supplementary information:

Interest paid less amounts capitalized      $ 30,569   $ 29,130       $ 24,562
                                            --------   --------       --------
Federal and state income taxes paid
 (refunded)                                 $ 39,174   $ (8,026)      $  1,645
                                            --------   --------       --------

The accompanying notes are an integral part of these financial statements.

Massachusetts Electric Company
Notes to Financial Statements

Note A - Significant Accounting Policies

1.  Nature of Operations:

The Company is a wholly-owned subsidiary of New England Electric System (NEES) operating in Massachusetts. The Company's business is the distribution and sale of electricity at retail. Electric service is provided to approximately 960,000 customers in 146 cities and towns having a population of approximately 2,160,000 (1990 Census). The Company's service area covers approximately 43 percent of Massachusetts. The properties of the Company consist principally of substations and distribution lines interconnected with transmission and other facilities of New England Power Company (NEP), the Company's wholesale generating affiliate. The Company purchases all of its electric energy requirements from NEP under a contract which obligates NEP to furnish such requirements at its standard resale rate. This contract requires either party to give seven years notice prior to terminating the contract. (See Note B for a discussion of industry restructuring and NEP's proposed divestiture of its generating business.)

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

3.  Electric Sales Revenue:

The Company accrues revenues for electricity delivered but not yet billed (unbilled revenues). Income in 1994 included $32 million, which represented the completion of the amortization over 13 months of the initial effect of recording unbilled revenues, in accordance with a rate agreement. Accrued revenues are also recorded in accordance with rate adjustment mechanisms.

4.  Allowance for Funds Used During Construction (AFDC):

The Company capitalizes AFDC as part of construction costs. AFDC represents an allowance for the cost of funds used to finance construction. AFDC is capitalized in "Utility plant" with offsetting noncash credits to "Interest." This method is in accordance with an established rate-making practice under which a utility is permitted a return on, and the recovery of, prudently incurred capital costs through their ultimate inclusion in rate base and in the provision for depreciation. The composite AFDC rates were 5.4 percent, 6.0 percent, and 4.8 percent, in 1996, 1995, and 1994, respectively.

5.  Depreciation:

Depreciation is provided annually on a straight-line basis. The provision for depreciation as a percentage of weighted average depreciable property was 3.3 percent in each of the years 1996, 1995, and 1994.

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

In states across the country, including Massachusetts, there have been proposals to allow retail customers to choose their electricity supplier, with incumbent utilities required to deliver that electricity over their transmission and distribution systems (also known as "retail wheeling"). When electricity customers are allowed to choose their electricity supplier, utilities across the country will face the risk that market prices may not be sufficient to recover the costs of the commitments incurred to supply customers under a regulated structure. The amounts by which costs exceed market prices are commonly referred to as "stranded costs."

The Company currently purchases electricity on behalf of its customers under a wholesale all-requirements contract with NEP.

As described below, a settlement agreement was reached in Massachusetts which, when all regulatory approvals are in place, would allow recovery of NEP's above-market commitments to retail customers in Massachusetts, which make up 73 percent of NEP's all-requirements sales.

On February 26, 1997, the Massachusetts Department of Public Utilities (MDPU) approved a settlement among the Company, NEP, Nantucket Electric Company (Nantucket), a distribution affiliate, the Massachusetts Attorney General, the Massachusetts Division of

Energy Resources, and 12 other parties, which provides for retail choice by Massachusetts customers and the recovery of NEP's above-market commitments to serve those customers.

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

In accordance with the settlement, NEP's wholesale contract with the Company has been amended to allow for early termination of all-requirements service. The amendment, which is subject to regulatory approval, provides that upon early termination, the Company's share of the cost of NEP's above-market generation commitments (estimated at approximately $3 billion on a present-value basis) will be recovered through a contract termination charge. This charge will, in turn, be paid by customers that use the Company's distribution facilities. Those commitments consist of (i) the above-market portion of generating plant commitments,
(ii) regulatory assets, (iii) the above-market portion of purchased power contracts, and (iv) the operating costs of nuclear plants that cannot be avoided by shutting down the plants, including nuclear decommissioning costs.

The above-market portion of costs associated with generating plants and regulatory assets would be recovered over 12 years. The above-market component of purchased power contracts and nuclear decommissioning costs would be recovered as incurred over the life of those obligations, a period expected to extend beyond 12 years. Initially, the transition access charge would be set at 2.8 cents per kilowatt-hour (kWh) through December 31, 2000, and is expected to decline thereafter. The initial transition access charge assumes that the generating plants have no market value. To measure their actual market value, the NEES companies agreed to sell their generating business. The net proceeds from the sale will be used to reduce the transition access charge.

The settlement also establishes performance-based rates for the Company. Under the settlement, the Company's nonfuel rates (and NEP's wholesale rates to the Company) would be frozen at current levels until the earlier of the commencement of retail choice or January 1, 2001. Upon commencement of retail choice, the Company's distribution rates would be set at a level approximately $45 million above the level embedded in its current bundled rates, with such rates then frozen through the year 2000. This increase reflects changes to the distribution cost of service that include an $11 million increase in annual depreciation expense, a $3 million annual contribution to a storm fund, and increased amortization of unfunded deferred income taxes of $1 million over six years. The Company's return on equity would be subject to a floor of 6 percent and a ceiling of 11 percent, effective upon commencement of retail choice. Earnings over the ceiling would be shared equally between customers and shareholders up to a maximum of 12.5 percent. This sharing results in an effective cap on shareholder's return on equity of 11.75 percent. To the extent that earnings fall below the floor, the Company would be authorized to surcharge customers for the shortfall.

The settlement would also eliminate the Company's purchased power cost adjustment (PPCA) mechanism as of July 31, 1996. This mechanism allows the Company to recover purchased power rate changes from NEP and the effects of NEP's seasonal rates. The settlement also stipulates that the Company's net $18 million PPCA refund liability balance at July 31, 1996 will be used to prefund a storm contingency fund with $3 million, while the remainder will be used to offset regulatory assets for hazardous waste costs.

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

Accounting Implications

 Historically, electric utility rates have been based on a utility's costs. As a result, electric utilities are subject to certain accounting standards that are not applicable to other business enterprises in general. Financial Accounting Standards No. 71, Accounting for the Effects of Certain Types of Regulation (FAS 71), requires regulated entities, in appropriate circumstances, to establish regulatory assets, and thereby defer the income statement impact of certain costs expected to be recovered in future rates. The Company has recorded approximately $16 million in net regulatory assets in compliance with FAS 71. The Company believes that the continuing rate-making policies and practices of the MDPU and the terms of the Massachusetts settlement will enable the Company to recover both its specific costs of providing ongoing distribution services and stranded costs billed to it by NEP. The Company believes that these factors will allow it to continue to apply FAS 71. In the event that future circumstances should cause the application of FAS 71 to be discontinued, a noncash write-off of previously established regulatory assets and liabilities would be required.

The components of regulatory assets are as follows:

At December 31, (In Thousands)                             1996           1995
                                                      ---------       --------
Regulatory assets (liabilities) included in current
  assets and liabilities:
 Rate adjustment mechanisms (see Note F)               $(40,264)       $  (792)
                                                      ---------       --------
Regulatory assets included in deferred charges:
 Unamortized losses on reacquired debt                    7,482          8,034
 Deferred SFAS No. 106 costs (see Note E-2)              13,568         17,185
 Deferred SFAS No. 109 costs (see Note C)                 8,244          8,308
 Environmental response costs (see Note D-2)             14,546         15,526
 Deferred storm costs                                    11,221          4,433
 Other                                                      862          1,312
                                                       --------       --------
                                                         55,923         54,798
                                                       --------       --------
                                                       $ 15,659        $54,006
                                                       ========       ========

Amounts included in "Deferred charges and other assets" on the Company's balance sheets that do not represent regulatory assets totaled $10,096,000 and $10,292,000 at December 31, 1996 and
1995, respectively.

Note C - Income Taxes

The Company and other subsidiaries participate with NEES in filing consolidated federal income tax returns. The Company's income tax provision is calculated on a separate return basis. Federal income tax returns have been examined and reported on by the Internal Revenue Service (IRS) through 1991. The returns for 1992 and 1993 are currently under examination by the IRS.

Total income taxes in the statements of income are as follows:

Year Ended December 31, (In Thousands)           1996                1995           1994
                                              -------             -------        -------
Income taxes charged to operations            $25,186             $19,297        $22,265
Income taxes charged (credited) to
 "Other income"                                (2,010)               (901)          (642)
                                              -------             -------        -------
  Total income taxes                          $23,176             $18,396        $21,623
                                              =======             =======        =======

Total income taxes, as shown above, consist of the following components:

Year Ended December 31, (In Thousands)           1996                1995           1994
                                             --------            --------       --------
Current income taxes                         $ 31,026            $ 11,730       $ (7,286)
Deferred income taxes                          (6,732)              7,798         30,137
Investment tax credits, net                    (1,118)             (1,132)        (1,228)
                                             --------            --------      ---------
Total income taxes                           $ 23,176            $ 18,396      $  21,623
                                             ========            ========      =========

Investment tax credits have been deferred and are being amortized over the estimated lives of the property giving rise to the credits.

Total income taxes, as shown above, consist of federal and state components as follows:

Year Ended December 31, (In Thousands)           1996                1995           1994
                                                 ----                 ---            ---
Federal income taxes                          $18,697             $14,461        $16,942
State income taxes                              4,479               3,935          4,681
                                              -------             -------        -------
 Total income taxes                           $23,176             $18,396        $21,623
                                              =======             =======        =======


Consistent with rate-making policies of the MDPU, the Company has adopted comprehensive interperiod tax allocation (normalization) for temporary book/tax differences.

Total income taxes differ from the amounts computed by applying the federal statutory tax rates to income before taxes. The reasons for the differences are as follows:

Year Ended December 31, (In Thousands)           1996                1995           1994
                                                 ----                ----           ----
Computed tax at statutory rate               $ 21,386            $ 16,624       $ 19,722
Increases (reductions) in tax resulting from:
 Amortization of investment tax credits        (1,118)             (1,132)        (1,228)
 State income taxes, net of federal income
  tax benefit                                   2,911               2,558          3,043
 All other differences                             (3)                346             86
                                             --------            --------       --------
   Total income taxes                        $ 23,176            $ 18,396       $ 21,623
                                             ========            ========       ========

The following table identifies the major components of total deferred income taxes:

At December 31, (In Millions)                    1996                1995
                                                 ----                ----
Deferred tax asset:
 Plant related                                 $    9              $    9
 Investment tax credits                             7                   7
 All other                                         57                  42
                                               ------              ------
                                                   73                  58
                                               ------              ------
Deferred tax liability:
 Plant related                                   (216)               (209)
 All other                                        (35)                (34)
                                               ------              ------
                                                 (251)               (243)
                                               ------              ------
Net deferred tax liability                     $ (178)             $ (185)
                                               ======              ======

There were no valuation allowances for deferred tax assets deemed necessary.

Note D - Commitments and Contingencies

1.  Plant Expenditures:

The Company's utility plant expenditures are estimated to be approximately $95 million in 1997. At December 31, 1996, substantial commitments had been made relative to future planned expenditures.

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

The Company has been named as a potentially responsible party
(PRP) by either the United States Environmental Protection Agency or the Massachusetts Department of Environmental Protection for 19 sites at which hazardous waste is alleged to have been disposed. Private parties have also contacted or initiated legal proceedings against the Company regarding hazardous waste cleanup. The most prevalent types of hazardous waste sites with which the Company has been associated are manufactured gas locations. The Company is aware of approximately 35 such manufactured gas locations in Massachusetts (including eight of the 19 locations for which the Company is a PRP). The Company is currently aware of other possible hazardous waste sites, and may in the future become aware of additional sites, that it may be held responsible for remediating.

In 1993, the MDPU approved a settlement agreement regarding the rate recovery of remediation costs of former manufactured gas sites and certain other hazardous waste sites located in Massachusetts. Under that agreement, qualified costs related to these sites are paid out of a special fund established on the Company's books. The Company made an initial $30 million contribution to the fund. Rate-recoverable contributions of $3 million, adjusted since 1993 for inflation, are added annually to the fund along with interest and any recoveries from insurance carriers and other third parties. At December 31, 1996, the fund had a balance of $17 million. Under the 1996 Massachusetts settlement, an additional $15 million will be transferred to the fund in 1997 out of existing reserves for refunds.

Predicting the potential costs to investigate and remediate hazardous waste sites continues to be difficult. There are also significant uncertainties as to the portion, if any, of the investigation and remediation costs of any particular hazardous waste site that may ultimately be borne by the Company. Where appropriate, the Company intends to seek recovery from its insurers and from other PRPs, but it is uncertain whether, and to what extent, such efforts will be successful. At December 31, 1996, the Company had total reserves for environmental response costs of $38 million and a related regulatory asset of $15 million. The Company believes that hazardous waste liabilities for all sites of which it is aware, and which are not covered by a rate agreement, are not material to its financial position.

In October 1996, the American Institute of Certified Public Accountants issued new accounting rules for Environmental Remediation Liabilities which become effective in 1997. The Company does not believe these new rules will have a material effect on its financial position or results of operations.

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

Net pension cost for 1996, 1995, and 1994 included the following components:

Year Ended December 31, (In Thousands)           1996                1995           1994
                                             --------            --------       --------
Service cost - benefits earned during
 the period                                  $  4,429            $  3,992       $  4,134
Plus (less):
 Interest cost on projected
  benefit obligation                           16,935              17,576         16,435
 Return on plan assets at expected
  long-term rate                              (18,562)            (18,122)       (17,223)
 Amortization                                     316                  99          1,060
                                             --------            --------       --------
   Net pension cost                          $  3,118            $  3,545       $  4,406
                                             ========            ========       ========
 Actual return on plan assets                $ 32,675            $ 47,717       $  1,541
                                             ========            ========       ========

                                            1997              1996             1995           1994
                                            ----              ----             ----         ------
Assumptions used to determine pension cost:
 Discount rate                             7.25%             7.25%            8.25%          7.25%
 Average rate of increase in
  future compensation levels               4.13%             4.13%            4.63%          4.35%
 Expected long-term rate of
  return on assets                         8.50%             8.50%            8.75%          8.75%

The funded status of the plans cannot be presented separately for the Company as the Company participates in the plans with other
NEES subsidiaries. The following table sets forth the funded status of the NEES companies' plans:

At December 31, (In Millions)    1996                1995
                                 ----                ----
                              Union  Non-Union  Union  Non-Union
                             Employee          Employee     Employee  Employee
                              Plans   Plans      Plans   Plans
                                     --------          --------           --------           ---------
Benefits earned
 Actuarial present value of
   accumulated benefit liability:
  Vested                                 $298              $342               $293                $343
  Nonvested                                 9                10                  8                  10
                                         ----              ----               ----                ----
   Total                                  307               352                301                 353
                                         ====              ====               ====                ====
Reconciliation of funded status
 Actuarial present value of
  projected benefit liability             355               398                346                 402
 Unrecognized prior service costs          (6)               (3)                (7)                 (4)
 SFAS No. 87 transition liability
  not yet recognized (amortized)            -                (1)                 -                  (1)
 Net gain (loss) not yet recognized
  (amortized)                              25                15                 (1)                (23)
                                         ----              ----               ----                ----
                                          374               409                338                 374
                                         ----              ----               ----                ----
 Pension fund assets at fair
  value                                   384               428                349                 392
 SFAS No. 87 transition asset
  not yet recognized (amortized)          (10)                -                (11)                  -
                                         ----              ----               ----                ----
                                          374               428                338                 392
                                         ----              ----               ----                ----
 Accrued pension/(prepaid)
  payments recorded on books             $ -               $(19)              $  -                $(18)



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

The total cost of PBOPs for 1996, 1995, and 1994 included the following components:

Year Ended December 31, (In Thousands)           1996               1995           1994
                                             --------           --------       --------
Service cost - benefits earned during
 the period                                  $  2,232           $  2,368       $  2,840
Plus (less):
 Interest cost on accumulated benefit
  obligation                                    9,661             11,699         11,050
 Return on plan assets at expected
  long-term rate                               (5,455)            (4,165)        (3,306)
 Amortization                                   5,267              6,628          7,287
                                             --------           --------       --------
   Net postretirement benefit cost           $ 11,705           $ 16,530       $ 17,871
                                             ========           ========       ========
   Actual return on plan assets              $ 10,857           $ 12,209       $    265
                                             ========           ========       ========

                                               1997          1996             1995           1994
                                               ----          ----             ----           ----
Assumptions used to determine postretirement
  benefit cost:
 Discount rate                                7.25%         7.25%            8.25%          7.25%
 Expected long-term rate of return
  on assets                                   8.25%         8.25%            8.50%          8.50%
 Health care cost rate - 1994                     -             -                -         11.00%
 Health care cost rate - 1995 to 1999         8.00%         8.00%            8.50%          8.50%
 Health care cost rate - 2000 to 2004         6.25%         6.25%            8.50%          8.50%
 Health care cost rate - 2005 and beyond      5.25%         5.25%            6.25%          6.25%


The following table sets forth benefits earned and the plans' funded status:


At December 31, (In Millions)                                1996             1995
                                                           ------           ------
Accumulated postretirement benefit obligation:
 Retirees                                                  $   94           $   93
 Fully eligible active plan participants                       11               12
 Other active plan participants                                39               44
                                                           ------           ------
  Total benefits earned                                       144              149
Unrecognized prior service costs                                -               (1)
Unrecognized transition obligation                           (117)            (124)
Unrecognized net gain                                          40               26
                                                           ------           ------
                                                               67               50
Plan assets at fair value                                      82               65
                                                           ------           ------
Prepaid postretirement benefit costs recorded on books            $   15         $   15
                                                           ======           ======

The plans' funded status at December 31, 1996 and 1995 were calculated using the assumed rates in effect for 1997 and 1996, respectively.

The assumptions used in the health care cost trends have a significant effect on the amounts reported. Increasing the assumed rates by 1 percent in each year would increase the accumulated postretirement benefit obligation as of December 31, 1996 by approximately $17 million and the net periodic cost for 1996 by approximately $2 million.

The Company funds the annual tax-deductible contributions. Plan assets are invested in equity and debt securities and cash equivalents.

Note F - Short-term Borrowings and Other Accrued Expenses

At December 31, 1996, the Company had $44 million of short-term debt outstanding including $39 million in commercial paper borrowings and $5 million of borrowings from affiliates. NEES and certain subsidiaries, including the Company, with regulatory approval, operate a money pool to more effectively utilize cash resources and to reduce outside short-term borrowings. Short-term borrowing needs are met first by available funds of the money pool participants. Borrowing companies pay interest at a rate designed to approximate the cost of outside short-term borrowings. Companies which invest in the pool share the interest earned on a basis proportionate to their average monthly investment in the money pool. Funds may be withdrawn from or repaid to the pool at any time without prior notice.

At December 31, 1996, the Company had lines of credit with banks totaling $90 million which are available to provide liquidity support for commercial paper borrowings and other corporate purposes. There were no borrowings under these lines of credit at December 31, 1996. Fees are paid in lieu of compensating balances on most lines of credit.

The weighted average rate on outstanding short-term borrowings was 6.1 percent at December 31, 1996. The fair value of the Company's short-term debt equals carrying value.

The components of other accrued expenses are as follows:


At December 31, (In Thousands)                            1996          1995
                                                       -------       -------
Rate adjustment mechanisms                             $39,863       $ 3,908
Accrued wages and benefits                              12,591        11,066
Other                                                    2,379         2,162
                                                       -------       -------
                                                       $54,833       $17,136
                                                       =======       =======

Note G - Cumulative Preferred Stock


A summary of cumulative preferred stock at December 31, 1996 and 1995 is as follows
(dollar amount expressed in thousands except for share data):



                                  Shares
                                     Authorized                       Dividends     Call
                                        and Outstanding Amount        Declared     Price
                                        ---------------  -------------   ---------------     -----
                           1996     1995   1996    1995   1996    1995
                           ----     ----   ----    ----   ----    ----   -----
$25 Par value -
 6.84% Series           600,000  600,000$15,000 $15,000 $1,026  $1,026      (a)
$100 Par value -
 4.44% Series            75,000   75,000  7,500   7,500    333     333$104.068
 4.76% Series            75,000   75,000  7,500   7,500    357     357 103.730
 6.99% Series           200,000  200,000 20,000  20,000  1,398   1,398      (b)
                        -------  -------------- -------------- -------
 Total                  950,000  950,000$50,000 $50,000 $3,114  $3,114
                        =======  ============== ============== =======

(a) Callable on or after October 1, 1998 at $25.80.

(b) Callable on or after August 1, 2003 at $103.50.

The annual dividend requirement for total cumulative preferred stock was $3,114,000 for
1996 and 1995.

There are no mandatory redemption provisions on the Company's cumulative preferred stock.

Note H - Long-term Debt

A summary of long-term debt is as follows:


At December 31, (In Thousands)

Series       Rate %      Maturity            1996         1995
---------------------------------------------------------------------------
First Mortgage Bonds:
R(92-4)      7.230       June 3, 1997                $ 10,000              $ 10,000
R(92-5)      7.210       June 3, 1997                   5,000                 5,000
S(92-6)      6.120       August 15, 1997               12,000                12,000
S(92-7)      6.010       August 15, 1997                3,000                 3,000
U(95-3)      7.800       February 13, 1998              5,000                 5,000
U(95-4)      7.790       February 16, 1998              5,000                 5,000
R(92-1)      7.240       December 30, 1998             10,000                10,000
S(92-3)      6.630       August 12, 1999                7,500                 7,500
S(92-4)      6.600       August 12, 1999                7,500                 7,500
U(95-5)      7.930       February 14, 2000              6,000                 6,000
S(92-2)      6.980       July 17, 2000                  5,000                 5,000
S(92-9)      6.310       September 15, 2000            10,000                10,000
R(92-6)      7.710       July 1, 2002                  10,000                10,000
S(92-11)     7.250       October 28, 2002               5,000                 5,000
S(92-12)     7.340       November 25, 2002             10,000                10,000
T(93-2)      7.090       January 27, 2003              20,000                20,000
T(93-5)      6.400       June 24, 2003                 10,000                10,000
U(93-1)      6.240       November 17, 2003              5,000                 5,000
U(94-6)      8.520       November 30, 2004             10,000                10,000
U(95-1)      8.450       January 10, 2005              10,000                10,000
U(95-2)      8.220       January 24, 2005              10,000                10,000
U(95-7)      7.920       March 3, 2005                  9,000                 9,000
V(95-1)      6.720       June 23, 2005                 10,000                10,000
V(96-1)      6.780       November 20, 2006             20,000
T(93-7)      6.660       June 23, 2008                  5,000                 5,000
T(93-8)      6.660       June 30, 2008                  5,000                 5,000
T(93-10)     6.110       September 8, 2008             10,000                10,000
T(93-11)     6.375       November 17, 2008             10,000                10,000
R(92-3)      8.550       February 7, 2022               5,000                 5,000
S(92-5)      8.180       August 1, 2022                10,000                10,000
S(92-10)     8.400       October 26, 2022               5,000                 5,000
T(93-1)      8.150       January 20, 2023              10,000                10,000
T(93-3)      7.980       January 27, 2023              10,000                10,000
T(93-4)      7.690       February 24, 2023             10,000                10,000
T(93-6)      7.500       June 23, 2023                  3,000                 3,000
T(93-9)      7.500       June 29, 2023                  7,000                 7,000
U(93-2)      7.200       November 15, 2023             10,000                10,000
U(93-3)      7.150       November 24, 2023              1,000                 1,000
U(94-1)      7.050       February 2, 2024              10,000                10,000
U(94-2)      8.080       May 2, 2024                    5,000                 5,000
U(94-3)      8.030       June 14, 2024                  5,000                 5,000
U(94-4)      8.160       August 9, 2024                 5,000                 5,000
U(94-5)      8.850       November 7, 2024               1,000                 1,000
U(95-6)      8.460       February 28, 2025              3,000                 3,000
V(95-2)      7.630       June 27, 2025                 10,000                10,000
V(95-3)      7.600       September 12, 2025            10,000                10,000
V(95-4)      7.630       September 12, 2025            10,000                10,000
Unamortized discounts                                  (1,679)               (1,733)
                                                     --------              --------
Total long-term debt                                  373,321               353,267
                                                     ========              ========
Long-term debt due in one year                         30,000
                                                     --------              --------
                                                     $343,321              $353,267
                                                     ========              ========

Substantially all of the properties and franchises of the Company are subject to the lien of mortgage indentures under which the first mortgage bonds have been issued.

In July 1996, Nantucket issued $28 million of tax-exempt long-term debt at rates ranging from 4.10 percent to 6.75 percent to fund construction of an undersea cable. The Company guaranteed the debt on behalf of Nantucket.

The Company will make cash payments of $30,000,000 in 1997, $20,000,000 in 1998, $15,000,000 in 1999, and $21,000,000 in 2000
to retire maturing mortgage bonds. There are no cash payments required in 2001.

At December 31, 1996, the Company's long-term debt had a carrying value of approximately $343,000,000 and had a fair value of approximately $380,000,000. The fair market value of the Company's long-term debt was estimated based on the quoted prices for similar issues or on the current rates offered to the Company for debt of the same remaining maturity.

Note I - Restrictions on Retained Earnings Available for
Dividends on Common Stock

As long as any preferred stock is outstanding, certain restrictions on payment of dividends on common stock would come into effect if the "junior stock equity" was, or by reason of payment of such dividends became, less than 25 percent of "Total capitalization." However, the junior stock equity at December 31, 1996 was 50 percent of total capitalization, and accordingly, none of the Company's retained earnings at December 31, 1996 were restricted as to dividends on common stock under the foregoing provisions.

Under restrictions contained in the indentures relating to first mortgage bonds, $20,113,000 of the Company's retained earnings at December 31, 1996 were restricted as to dividends on common stock.

Note J - Supplementary Income Statement Information

Advertising expenses, expenditures for research and development, and rents were not material and there were no royalties paid in 1996, 1995, or 1994. Taxes, other than income taxes, charged to operating expenses are set forth by classes as follows:

Year Ended December 31, (In Thousands)          1996                1995       1994
                                             -------             -------    -------
Municipal property taxes                     $23,304             $23,119    $21,186
Federal and state payroll and other taxes      7,255               6,903      7,478
                                             -------             -------    -------
                                             $30,559             $30,022    $28,664

New England Power Service Company, an affiliated service company operating pursuant to the provisions of Section 13 of the Public Utility Holding Company Act of 1935, furnished services to the Company at the cost of such services. These costs amounted to $67,756,000, $67,680,000, and $71,107,000, including capitalized construction costs of $9,330,000, $7,660,000, and $8,977,000 for each of the years 1996, 1995, and 1994, respectively.

Massachusetts Electric Company
Operating Statistics (Unaudited)

Year Ended December 31,             1996     1995     1994      1993      1992
                                    ----     ----     ----      ----      ----
Sources of Energy (Thousands of kWh)
Purchased energy:
 From New England Power
  Company, an affiliate       16,757,485        16,594,81216,455,77416,179,204     16,005,087
 From others                       3,570    2,887    3,364    12,676    13,916
                              ----------        ------------------------------     ----------
 Total purchased              16,761,055        16,597,69916,459,13816,191,880     16,019,003
Losses, company use, etc.       (739,586)(730,608)(733,804) (740,390) (711,157)
                              ----------        ------------------------------     ----------
 Total sources of energy      16,021,469        15,867,09115,725,33415,451,490     15,307,846
                              ==========        ==============================     ==========

Sales and Deliveries of
 Energy (Thousands of kWh)
Residential                    5,855,0545,768,6355,798,806 5,694,539 5,645,350
Commercial                     6,141,6385,999,5555,936,170 5,743,924 5,645,867
Industrial                     3,926,3313,998,5063,885,391 3,850,075 3,907,040
Other                             86,186   89,759   95,382    99,991   105,842
 Total sales to               ----------        ------------------------------     ----------
  ultimate customers          16,009,209        15,856,45515,715,74915,388,529     15,304,099
Sales for resale                  12,260   10,636    9,585    62,961     3,747
                              ----------        ------------------------------     ----------
 Total sales of energy        16,021,469        15,867,09115,725,33415,451,490     15,307,846
                              ----------        ------------------------------     ----------
Deliveries                        97,141        -        -         -         -
                              ----------        ------------------------------     ----------
 Total sales and deliveries
  of energy                   16,118,610        15,867,09115,725,33415,451,490     15,307,846
                              ==========        ==============================     ==========

Maximum Demand
(kW - one hour peak)           2,855,0003,029,0003,016,000 2,819,000 2,791,000
Average Annual Use per
 Residential Customer (kWh)        6,887    6,844    6,948     6,888     6,886

Number of Customers at
December 31
Residential                      854,108  847,437  839,443   831,223   824,072
Commercial                        99,085   97,211   95,430    93,414    92,281
Industrial                         4,445    4,503    4,551     4,637     4,624
Other                                824      854      880       906       952
                              ----------        ------------------------------     ----------
 Total ultimate customers        958,462  950,005  940,304   930,180   921,929
Other (for resale)                   178      179      178       278        22
Deliveries                            14        -        -         -         -
                              ----------        ------------------------------     ----------
 Total customers                 958,654  950,184  940,482   930,458   921,951
                              ==========        ==============================     ==========

Operating Revenue (In Thousands)
Residential                   $  612,134        $  610,856$  588,518$  593,336     $  549,884
Commercial                       566,743  543,715  523,826   518,965   510,638
Industrial                       312,539  312,057  301,502   316,140   319,905
Other                             18,627   17,991   17,147    17,416    17,489
                              ----------        ------------------------------     ----------
 Total revenue from
  ultimate customers           1,510,0431,484,6191,430,993 1,445,857 1,397,916
Amortization of unbilled revenues      -        -   32,300     2,700         -
Sales for resale                   1,182    1,013      924     5,399       278
                              ----------        ------------------------------     ----------
 Total revenue from
  electric sales               1,511,2251,485,6321,464,217 1,453,956 1,398,194
Other operating revenue           27,312   20,044   17,853    14,584    14,754
                              ----------        ------------------------------     ----------
 Total operating revenue      $1,538,537        $1,505,676$1,482,070$1,468,540     $1,412,948
                              ==========        ==============================     ==========


Massachusetts Electric Company
Selected Financial Information


Year Ended December 31, (In Millions)      1996    1995   1994     1993   1992
                                           ----    ----   ----     ----   ----
Operating revenue:
 Electric sales
  (excluding fuel cost recovery)         $1,084  $1,072 $1,088   $1,062 $1,012
 Fuel cost recovery                         427     414    376      392    386
Other                                                28     20       18     15        15
                                         ------  ------ ------   ------ ------
Total operating revenue                  $1,539  $1,506 $1,482   $1,469 $1,413
Net income                               $   38  $   29 $   35   $   24 $   35
Total assets                             $1,390  $1,343 $1,296   $1,232 $1,015
Capitalization:
 Common equity                           $  427  $  412 $  384   $  382 $  331
 Cumulative preferred stock                  50      50     50       50     50
 Long-term debt                             343     353    266      265    266
                                         ------  ------ ------   ------ ------
Total capitalization                     $  820  $  815 $  700   $  697 $  647
Preferred dividends declared             $    3  $    3 $    3   $    4 $    3
Common dividends declared                $   19  $   13 $   30   $   19 $   23

Selected Quarterly Financial Information (Unaudited)


                                       First      Second      Third    Fourth
(In Thousands)                        Quarter    Quarter    Quarter    Quarter
                                      -------    -------    -------    -------
1996
Operating revenue                    $390,819   $358,479   $398,542   $390,697
Operating income                     $ 20,687   $ 13,783   $ 13,538   $ 23,953
Net income                           $ 10,734   $  5,456   $  4,774   $ 16,962

1995
Operating revenue                    $373,092   $355,431   $392,575   $384,578
Operating income                     $ 13,349   $ 11,173   $ 11,799   $ 25,349
Net income                           $  5,126   $  2,567   $  3,653   $ 17,755



Per share data is not relevant because the Company's common stock is wholly-owned by New England Electric System.

A copy of Massachusetts Electric Company's Annual Report on Form 10-K to the Securities and Exchange Commission for the year ended December 31, 1996 will be available on or about April 1, 1997, without charge, upon written request to Massachusetts Electric Company, Shareholder Services Department, 25 Research Drive, Westborough, Massachusetts 01582.