Form 10-K, Exhibit 13
period 1997-12-31
NEW ENGLAND ELECTRIC SYSTEM; MASSACHUSETTS ELECTRIC CO; NARRAGANSETT ELECTRIC CO; NEW ENGLAND POWER CO
filed 1998-03-31
CIK 71297, 63073, 69659, 71337

Annual Report 1997
New England Power Company

A Subsidiary of
New England Electric System



















                                        [LOGO] New England Power
                                        A NEES Company

New England Power Company
25 Research Drive
Westborough, Massachusetts 01582

Directors
(As of March 18, 1998)

Lawrence E. Bailey
President of the Company

Alfred D. Houston
Chairman of the Company and Executive Vice President of New
England Electric System

Cheryl A. LaFleur
Vice President and General Counsel of the Company and Senior Vice
President, General Counsel, and Secretary of New England Electric
System

Richard P. Sergel
President and Chief Executive Officer of New England Electric

System Officers
(As of March 18, 1998)

Alfred D. Houston
Chairman of the Company and Executive Vice President of New
England Electric System

Lawrence E. Bailey
President of the Company

Andrew H. Aitken
Vice President of the Company

Michael E. Hachey
Vice President of the Company

Michael E. Jesanis
Vice President of the Company and Senior Vice President and Chief
Financial Officer of New England Electric System

Cheryl A. LaFleur
Vice President and General Counsel of the Company and Senior Vice
President, General Counsel, and Secretary of New England Electric
System

John F. Malley
Vice President of the Company

Masheed H. Rosenqvist*
Vice President of the Company

Arnold H. Turner**
Vice President of the Company

Jeffrey W. VanSant
Vice President of the Company

Robert King Wulff
Clerk of the Company and of certain affiliates, Secretary or Assistant Clerk of certain affiliates and Assistant Secretary of an affiliate

John G. Cochrane
Treasurer of the Company and of certain affiliates, Vice
President of an affiliate, Assistant Treasurer of an affiliate and Treasurer of New England Electric System

Kirk L. Ramsauer
Assistant Clerk of the Company and of certain affiliates, and Secretary, Assistant Secretary or Clerk of certain affiliates

Howard W. McDowell
Assistant Treasurer and Controller of the Company and of certain affiliates, Treasurer or Controller of certain affiliates and Assistant Secretary of an affiliate



 *  Effective April 1, 1998
**  Mr. Turner plans to retire
    effective April 1, 1998.

Transfer Agent and Dividend Paying Agent of Preferred Stock
Bank of Boston, Boston, Massachusetts

Registrar of Preferred Stock
State Street Bank and Trust Company, Boston, Massachusetts

This report is not to be considered an offer to sell or buy or solicitation of an offer to sell or buy any security.

New England Power Company

   New England Power Company, (the Company) a wholly owned subsidiary of New England Electric System (NEES), is a Massachusetts corporation qualified to do business in Massachusetts, New Hampshire, Rhode Island, Connecticut, Maine, and Vermont. The Company is subject, for certain purposes, to the jurisdiction of the regulatory commissions of these six states, the Securities and Exchange Commission (SEC), and the Federal Energy Regulatory Commission (FERC). The Company's business is currently that of generating, purchasing, transmitting, and selling electric energy in wholesale quantities to other electric utilities, principally its distribution affiliates Granite State Electric Company (Granite State Electric), Massachusetts Electric Company (Massachusetts Electric), Nantucket Electric Company (Nantucket Electric), and The Narragansett Electric Company (Narragansett Electric). In August 1997, the Company and Narragansett Electric entered into an agreement to sell their nonnuclear generating business to an independent third party. See the "Divestiture of Generation Business" section of Financial Review.

   In accordance with industry restructuring settlements in both Massachusetts and Rhode Island, the Company's wholesale contracts with its distribution affiliates have been amended. These amendments allow for termination of the all-requirements services under those contracts. They also allow the Company to recover the cost of its above-market generation commitments allocable to Massachusetts Electric and Narragansett Electric (95 percent of the total costs) through a transition access charge, which the distribution affiliates will collect from customers. In February 1998, a comprehensive settlement agreement was reached with parties in the state of New Hampshire, which, upon receipt of all required regulatory approvals, would provide for arrangements similar to those of the Massachusetts and Rhode Island settlements. Efforts are ongoing with unaffiliated customers to secure recovery of the balance of the Company's above-market commitments. See the "Industry Restructuring" section of Financial Review for further discussion.

Report of Independent Accountants


New England Power Company, Westborough, Massachusetts:

   We have audited the accompanying balance sheets of New
England Power Company (the Company), a wholly owned subsidiary of New England Electric System, as of December 31, 1997 and 1996 and the related statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.





Boston, Massachusetts              COOPERS & LYBRAND L.L.P.
March 2, 1998

New England Power Company
Financial Review

Industry Restructuring

  On August 5, 1997, the Company and its Rhode Island distribution affiliate Narragansett Electric reached an agreement to sell their nonnuclear generating business to USGen New
England, Inc (USGen), an indirect wholly owned subsidiary of PG&E
Corporation. The divestiture of the nonnuclear generating business is in connection with the restructuring of the electric utility industry.

  Historically, electric utilities have provided their customers bundled electric service within exclusive franchise service territories. As the result of a number of trends, including a disparity in electric rates among regions of the country and new regulations and legislation intended to foster competition, retail customers are being allowed to choose their power supplier, with incumbent utilities required to deliver that electricity over their transmission and distribution systems. Because of legislation enacted in the states served by the NEES companies, most customers served by the NEES companies will have the ability to choose their power supplier by the first quarter of 1998.

  When customers are allowed to choose their power supplier, utilities face the risk that market prices may not be sufficient to recover the costs of the commitments incurred to supply customers under a regulated structure. The amounts by which such costs exceed market prices are commonly referred to as stranded costs." As described below, the Company has reached settlement agreements with all of its distribution affiliates and with parties representing the distribution customers of those affiliates. In each case, these settlements provide for recovery of stranded costs.

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

  In December 1997, the Massachusetts Department of Telecommunications and Energy (MDTE) (formerly the Massachusetts Department of Public Utilities (MDPU)) found that a settlement agreement (the Massachusetts Settlement) previously reached among the Company, the Company's Massachusetts distribution affiliates Massachusetts Electric and Nantucket Electric, and various governmental agencies and other interested parties substantially complies with or is consistent with the Massachusetts statute. The Massachusetts Settlement was also conditionally approved by the FERC in November 1997, subject to a compliance filing to clarify the impact of the settlement on nonsettling parties.

  In accordance with the Massachusetts Settlement, the Company's wholesale contracts with Massachusetts Electric and Nantucket Electric have been amended effective March 1, 1998. The Massachusetts Settlement provides that Massachusetts Electric's and Nantucket Electric's share of the Company's stranded costs will be recovered from distribution customers through a transition access charge, which will be collected by these distribution companies. Under the Massachusetts Settlement, the recovery of the Company's stranded costs is divided into several categories. Unrecovered costs associated with generating plants and regulatory assets would be recovered over 12 years and would earn a return on equity of 9.4 percent. The above-market component of purchased power contracts and nuclear decommissioning costs would be recovered as incurred over the life of those obligations, a period expected to extend beyond 12 years. Initially, the transition access charge was set at 2.8 cents per kilowatthour (kWh). The MDTE has approved a reduction of the initial transition access charge to 2.7 cents per kWh for Massachusetts Electric and Nantucket Electric, effective March 1, 1998. The Company's filing with the FERC to approve this reduction is pending. The transition access charge would be reduced further upon completion of the sale of the Company's generating business, as described below. As the transition access charge declines, the Company would earn incentives based on successful mitigation of its stranded costs. These incentives would supplement the Company's return on equity.

  In addition to addressing customer choice and the recovery of stranded costs, the Massachusetts Settlement also required the NEES companies to divest their nonnuclear generating business. In August 1997, the Company and Narragansett Electric entered into an agreement to sell substantially all of their nonnuclear generating business to USGen. See "Divestiture of Generating Business" below. The net proceeds from the sale of the nonnuclear generating business to USGen will be used to reduce the transition access charge to approximately 1.5 cents per kWh. In addition, the FERC accepted the NEES companies proposal in conjunction with their divestiture filing that the recovery of the remaining above-market nuclear generating plant investment and regulatory assets be completed by the end of the year 2000.

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

  In November 1997, the FERC conditionally approved a settlement agreement among the Company, its Rhode Island distribution affiliate Narragansett Electric, the Rhode Island Public Utilities Commission and the Rhode Island Division of Public Utilities and Carriers, to implement the stranded cost recovery provisions of the Rhode Island statute, subject to a compliance filing to clarify the impact of the settlement on nonsettling parties. The terms of the Rhode Island Settlement are substantially the same as the Massachusetts Settlement.

New Hampshire Legislation and Settlement Agreement

  On February 3, 1998, the Company and its New Hampshire distribution affiliate Granite State Electric reached a comprehensive settlement agreement with the Governor's office of the State of New Hampshire and a number of other interested parties on a plan to provide choice of power supplier to its customers by no later than July 1, 1998. This settlement agreement was reached in response to a previously enacted New Hampshire statute which requires customer choice of power supplier. The principal terms of the New Hampshire settlement agreement, which require approval by state and federal regulators, are substantially similar to the Massachusetts Settlement and the Rhode Island Settlement, including rate reductions for customers and the ability to recover stranded costs.

Unaffiliated Customers

  Agreements have not yet been reached with certain wholesale customers that represent less than 2 percent of the Company's stranded cost exposure. In March 1998, the largest of these customers, the Town of Norwood, Massachusetts, gave notice of its intent to terminate its contract with the Company, without accepting responsibility for its share of the Company's stranded costs, and to begin taking power from another supplier. The Company has filed with the FERC for permission to charge Norwood a contract termination charge for its share of the Company's stranded costs.

Divestiture of Generating Business

  As described above, in August 1997, the Company and Narragansett Electric (collectively, the Sellers) reached an agreement to sell their nonnuclear generating business to USGen.

The nonnuclear generating business includes three fossil-fueled generating stations and 15 hydroelectric generating stations, totaling approximately 4,000 megawatts (MW) of capacity, as well as NEES' interest in Narragansett Energy Resources Company
(NERC), a 20 percent general partner in the Ocean State Power project, all of which has a book value of $1.1 billion. USGen will pay the Sellers $1.59 billion in cash, of which $225 million will be contingent upon the introduction of customer choice of power supplier in Massachusetts. Based on the enactment of the Massachusetts statute, the NEES companies believe that the conditions for payment of the full purchase price have been met. USGen will also reimburse the NEES companies for $85 million of costs associated with early retirement and special severance programs for employees affected by industry restructuring. USGen will assume responsibility for environmental conditions at the Sellers' nonnuclear generating stations. USGen will also assume the Sellers' obligations under long-term fuel and fuel transportation contracts and certain collective bargaining agreements for nonnuclear facilities.

  In addition to the purchase of the generating stations, USGen will purchase the Company's entitlement to approximately 1,100 MW of power procured under long-term contracts. The Company will make a monthly fixed contribution toward the above-market cost of the purchased power of between $12.5 million and $14.2 million per month from closing through January 2008. USGen will be responsible for the balance of the costs under the purchased power contracts.

  The sale is subject to approval by various state and federal regulatory agencies. Several parties have objected to the sale on various grounds, including allegations that following the sale, USGen would be able to exercise unlawful levels of market power. On February 25, 1998, the FERC issued an order that rejected the market power allegations, approved the sale and conditionally approved most supporting filings. On February 27, 1998, the FERC approved the transfer of the hydroelectric generating licenses to USGen. While the timing of receipt of final regulatory approvals is uncertain, receipt of all approvals is unlikely before mid-1998. Closing is contingent upon all regulatory approvals being obtained by February 1999.

  In order to meet the terms of the Company's mortgage indenture, the Company will be required, prior to the consummation of the sale, to either defease or call approximately $278 million of its mortgage bonds. Any defeasance of bonds would be by deposit of cash representing principal and interest to the maturity date, or interest, principal, and general redemption premium to an earlier redemption date. In addition, the Company will retire approximately $372 million of mortgage bonds securing the issuance of a like amount of pollution control revenue bonds (PCRBs) by various public agencies. However, the Company expects that substantially all of the underlying PCRBs will remain outstanding as unsecured obligations of the Company. In addition, the long-term debt of NERC will be retired prior to the closing.

  Upon completion of the divestiture of the Company's nonnuclear generation business, the Company's stranded costs that will be recovered from distribution customers through a transition access charge, which will be collected by the Company's distribution affiliates, will be reduced from $4.5 billion to $2.1 billion.

  As part of the divestiture plan, in February 1998, New England Energy Incorporated (NEEI) (a wholly owned subsidiary of NEES) sold its oil and gas properties for approximately $50 million. NEEI's loss on the sale of approximately $120 million, before tax, has been reimbursed by the Company.

  At the divestiture date, any gain or loss from the divestiture of nonnuclear generating assets and oil and gas assets will be recorded as a regulatory asset or liability to be recovered as part of the Company's stranded costs, through the ongoing transition access charge, consistent with the settlement agreements. The Company may be required to record a liability for the monthly fixed contribution towards the above-market cost of purchased power. In such an event, the Company would also record a regulatory asset consistent with the settlement agreements.

  In addition, the Company will endeavor to sell, or otherwise transfer, its minority interest in three nuclear power plants and a 60 MW interest in a fossil-fueled generating station in Maine to nonaffiliates. Until such time as the nuclear interests are divested, the Company will share with customers 80 percent of the revenues and operating costs related to the units, with shareholders retaining the balance. In the event that the Company determines that it has an impairment of its nuclear plant balances under Statement of Financial Accounting Standards No. 121, Accounting for Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (FAS 121), it will record any such impairment as a regulatory asset.

Workforce Reduction

  The NEES companies expect to implement substantial workforce reductions beginning in 1998 as a result of industry restructuring and the sale of the nonnuclear generating business. The NEES companies are in the process of offering early retirement programs to their union and non-union employees, contingent upon the closing of the sale of the nonnuclear generating business to USGen. In addition, the NEES companies intend to offer enhanced severance benefits to affected employees. As previously described, the costs of the early retirement and severance programs for all NEES companies are expected to be substantially recovered from the proceeds of the sale of the nonnuclear generating business. Since the early retirement program is contingent upon the divestiture, its cost will not be accrued until that time.

Risk Factors

  While the Company believes that the previously described settlements and legislation and the sale agreement with USGen and other developments, including the New Hampshire Settlement, constitute substantial progress in reducing the impacts associated with industry restructuring, significant risks remain. These include, but are not limited to: (i) the potential that ultimately the settlements will not be implemented in the manner anticipated by the Company, (ii) the possibility that a voter referendum in November 1998 could overturn the Massachusetts legislation, followed by materially adverse legislative or regulatory actions, (iii) the possibility of federal legislation that would increase the risks above those contained in the settlements and the Massachusetts and Rhode Island statutes, (iv) the potential for adverse stranded cost recovery decisions involving wholesale customers with whom settlements have not yet been reached and (v) the failure to complete the sale of the generating business to USGen.

  This report contains statements that may be considered forward looking under the securities laws. Actual results may differ materially for the reasons discussed in this Financial Review. Upon the introduction of consumer choice, settlement agreements related to recovery of stranded costs will limit the Company's return on equity to approximately 9.4 percent, before mitigation incentives, which is significantly lower than that earned by the Company in recent years. Following completion of the sale of the nonnuclear generating business, the Company's earnings will also be affected by the return on the reinvestment of sale proceeds, which is expected, at least in the near term, to be considerably less than the return historically earned by the generating business.

Accounting Implications

  Historically, electric utility rates have been based on a utility's costs. As a result, electric utilities are subject to certain accounting standards that are not applicable to other business enterprises in general. Statement of Financial Accounting Standards No. 71, Accounting for the Effects of Certain Types of Regulation (FAS 71), requires regulated entities, in appropriate circumstances, to establish regulatory assets, and thereby defer the income statement impact of certain items of income and expense expected to be reflected in future rates. At December 31, 1997, the Company had approximately $420 million in net regulatory assets in compliance with FAS 71. This amount excludes any effects related to the divestiture of NEEI's oil and gas properties discussed above.

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

  The restructuring settlements and statutes each provide for recovery of substantially all applicable stranded costs of generating assets and oil and gas related assets (including regulatory assets) not recoverable from the proceeds of the divestiture of the Company's generating business. The cost of these assets would be recovered as part of a cost-based transition access charge imposed on all distribution customers. Additionally, FERC Order No. 888 enables transmission companies to recover their specific costs of providing transmission service. Therefore, after the proposed divestiture, substantially all of the Company's business, including the recovery of its stranded costs, would remain under cost-based rate regulation. The Company believes these factors and the EITF conclusion will allow it to continue to apply FAS 71. As a result of the FERC approval of the restructuring settlements in November 1997, the Company was required to cease to apply FAS 71 to the 20 percent of its ongoing nuclear operations, as described under "Divestiture of Generation Business," the impact of which is expected to be immaterial.

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

Overview of Financial Results

  Net income for 1997 decreased $8 million compared with 1996. The decrease was primarily due to increased operation and maintenance costs. The decrease was partially offset by a transmission rate increase, decreased purchased electric energy costs, excluding fuel, and decreased depreciation and amortization.

  Net income increased by $1 million in 1996. This increase reflected a reduction in purchased electric energy, excluding fuel and a reduction in operation and maintenance expense. Partially offsetting these increases were decreases in allowance for funds used during construction (AFDC) and increased property taxes, both primarily due to the completion in the second half of 1995 of the Manchester Street generating station, as well as increased integrated facilities credits to the Company's affiliate, Narragansett Electric. The Company also experienced reduced peak demand charge billings in 1996.

Operating Revenue

  The following table summarizes the changes in operating revenue:

            Increase (Decrease) in Operating Revenue
(In millions)                                                      1997                       1996
                                                                   ----                       ----
Sales growth, peak demand charges, and
 stranded investment recovery                              $ 2        $(4)
Fuel recovery                                               55         48
Narragansett integrated facilities credit                    5         (9)
Other, including transmission revenues                      16         (5)
                                                           ---        ---
                                                           $78        $30
                                                           ===        ===

  Sales decreased in 1997 primarily due to a decrease in peak demand billing as a result of milder weather in the first quarter of 1997, as well as reduced load due to retail wheeling pilot programs instituted by Massachusetts Electric and Granite State Electric. These decreases are more than offset by stranded investment recovery, which represents amounts being recovered in connection with these retail wheeling pilot programs, and with the first phase of retail competition by Narragansett Electric.

  For a discussion of fuel recovery revenues, see the fuel costs discussion in the "Operating Expenses" section.

  The entire output of Narragansett Electric's generating capacity is made available to the Company. Narragansett Electric receives a credit on its purchased power bill from the Company for its fuel costs and other generation and transmission related costs. The reduction in these credits in 1997 reflects a reduction in dismantlement costs being incurred by Narragansett Electric on a previously retired generating facility. The increased credits in 1996 relate to costs associated with the dismantlement of the previously retired South Street generating facility and with Narragansett Electric's portion of costs associated with the repowered Manchester Street generating station that entered commercial operation in the second half of 1995.

  The increase in other revenues in 1997 is primarily due to a transmission rate increase that went into effect in mid-1996.

Operating Expenses

  The following table summarizes the changes in operating expenses:

           Increase (Decrease) in Operating Expenses
(In millions)                                                      1997                       1996
                                                                   ----                       ----
Fuel costs                                                $ 55       $ 52
Purchased energy excluding fuel                             (6)            (28)
Other operation and maintenance                             49        (22)
Depreciation and amortization                               (6)              1
Taxes                                                       (1)              8
                                                          ----       ----
                                                          $ 91       $ 11
                                                          ====       ====

  Fuel costs represent fuel for generation and the portion of purchased electric energy permitted in the past to be recovered through the Company's fuel adjustment clause. After the divestiture of the nonnuclear generating business, the Company will not require such a mechanism. The increase in fuel costs in 1997 and 1996 reflects increased power supply to other utilities, increased replacement power costs due to the reduced generation from partially owned nuclear units, and an increase in the cost of short-term purchased power. The increase in 1996 is also due to fixed pipeline demand charges that, prior to the completion of the Manchester Street Station, were being partially deferred for amortization and recovery after the unit went into service in the second half of 1995.

  The decrease in purchased power costs, excluding fuel, during 1997 reflects reduced charges from the Connecticut Yankee nuclear power plant, which was permanently closed in December 1996. This decrease was partially offset by increased charges from the Maine Yankee nuclear power plant, which was permanently closed in mid-1997. The decrease in 1996 reflected the expiration of certain purchased power contracts.

  The decrease in depreciation and amortization expense reflects the completion of the amortization of the Company's pre-1988 investment in the Seabrook 1 nuclear unit and the Company's investment in the canceled Seabrook 2 nuclear unit. In accordance with 1995 settlement agreement, upon completion of the amortization of Seabrook 1 and Seabrook 2, the Company agreed to accelerate its amortization of previously deferred costs associated with postretirement benefits other than pensions (PBOPs). Upon completion of the PBOP amortization, which occurred in July 1997, the Company was required to accelerate its depreciation of its investment in the Millstone 3 nuclear unit. This accelerated depreciation is recorded as a regulatory liability.

  The increase in other operation and maintenance expenses in 1997 is due to an increase of $8 million in transmission wheeling costs, increased maintenance costs of $14 million at the partially owned Millstone 3 and Seabrook 1 nuclear facilities, an $11 million increase in deferred PBOP amortization mentioned above, an overall increase in general and administrative costs, start-up costs associated with the new regional transmission control organization, and the Company's share of costs associated with the restoration to service of previously idled facilities throughout New England in response to a tightening regional power supply. The decrease in operation and maintenance in 1996 reflected reduced thermal and hydro generating plant overhaul activity, partially offset by $13 million of costs to correct deficiencies at the Millstone 3 nuclear unit, in which the Company has a 12 percent ownership interest. The Company also experienced a reduction in transmission wheeling costs, pension costs, PBOPs, and other general and administrative costs.

Allowance for Funds Used During Construction (AFDC)

  The decrease in AFDC in 1996 is due to the completion of the Manchester Street plant repowering project.

Nuclear Units
Nuclear Units Permanently Shut Down

  Three of the four regional nuclear generating companies in which the Company has a minority interest own nuclear generating units which have been permanently shut down. These three units are as follows:

                 NEP's Investment                Future Estimated
   Unit        Percent  Amount    Date Retired   Billings to NEP($)
-----------------------------------------------------------------------------
Yankee Atomic             30    7 million   Feb 1992        44 million
Connecticut Yankee                     15 17 million          Dec 1996          92 million
Maine Yankee              20   16 million   Aug 1997       164 million


  In the case of each of these units, the Company has recorded an estimate of the total future payment obligation as a liability and an offsetting regulatory asset, reflecting estimated future billings from the companies. In a 1993 decision, the FERC allowed Yankee Atomic to recover its undepreciated investment in the plant as well as unfunded nuclear decommissioning costs and other costs. Connecticut Yankee and Maine Yankee have both filed similar requests with the FERC. Several parties have intervened in opposition to both filings. The Company's stranded cost settlements allow it to recover all costs that the FERC allows the Yankee companies to bill to the Company.

  In October 1997, the Citizen's Awareness Network and Nuclear
Information and Resource Service filed a petition with the Nuclear Regulatory Commission (NRC) that would require formal

NRC approval of a plant decommissioning plan for the Connecticut Yankee and Maine Yankee plants. In 1998, the petitioners indicated their intention to file a request with the NRC designed to overturn a current NRC rule on decommissioning. The Company cannot predict what impact, if any, these activities will have on the cost of decommissioning the plants.

  At Maine Yankee, the NRC has identified numerous apparent violations of its regulations, which may result in the assessment of significant civil penalties.

  In the 1970s, the Company and several other shareholders (Sponsors) of Maine Yankee entered into 27 contracts (Secondary Purchase Agreements) under which they sold portions of their entitlement to Maine Yankee power output through 2002 to various entities, primarily municipal and cooperative systems in New England (Secondary Purchasers). Virtually all of the Secondary Purchasers have ceased making payments under the Secondary Purchase Agreements and have demanded arbitration, claiming that such agreements excuse further payments upon plant shutdown. The Company has notified the Secondary Purchasers that the shutdown does not relieve them of their obligation to make payments under the Secondary Purchase Agreements and that they are in default of such agreements. The Company has asked the FERC to enforce the Company's rights under the agreements. In the event that no further payments are forthcoming from Secondary Purchasers, the Company, as a primary obligor to Maine Yankee, would be required to pay an additional $9 million of future shutdown costs. These costs are not included in the $164 million estimate disclosed in the table above. Shutdown costs are recoverable from customers under the stranded cost settlements.

  A Maine statute provides that if both Maine Yankee and its decommissioning trust fund have insufficient assets to pay for the plant decommissioning, the owners of Maine Yankee are jointly and severally liable for the shortfall.

Operating Nuclear Units

  The Company has minority interests in three other nuclear generating units, Vermont Yankee, Millstone 3, and Seabrook 1.
In October 1996, the NRC issued letters to operators of nuclear power plants requiring them to document that the plants are operated and maintained within their design and licensing bases, and that any deviations are reconciled in a timely manner. The Seabrook 1 and Vermont Yankee nuclear power plants responded to the NRC letters in February 1997. Millstone 3 is currently shut down and has been placed on the NRC "Watch List," signifying that its safety performance exhibits sufficient weakness to warrant increased NRC attention. Millstone 3 may not restart without NRC approval.

  Uncertainties regarding the future of nuclear generating stations, particularly older units, such as Vermont Yankee, are increasing rapidly and could adversely affect their service lives, availability, and costs. These uncertainties stem from a combination of factors, including the acceleration of competitive pressures in the power generation industry and increased NRC scrutiny. The Company performs periodic economic viability reviews of operating nuclear units in which it holds ownership interests.

Millstone 3

  In April 1996, the NRC ordered Millstone 3, which has experienced numerous technical and nontechnical problems, to remain shut down pending verification that the unit's operations are in accordance with NRC regulations and the unit's operating license. Millstone 3 is operated by a subsidiary of Northeast Utilities (NU). The Company is not an owner of the Millstone 1 and 2 nuclear generating units, which are also shut down under NRC orders.

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

  Since April 1996, the Company has incurred an estimated $35 million in incremental replacement power costs, which it has been recovering from customers through its fuel clause. During the outage, the Company is incurring incremental replacement power costs of approximately $2 million per month.

  Several criminal investigations related to Millstone 3 are ongoing. In December 1997, the NRC assessed civil penalties totaling $2.1 million for numerous violations at the three Millstone units. The Company's share of this fine was less than $100,000. The Connecticut Department of Environmental Protection and Connecticut Attorney General have filed suit against NU for alleged wastewater discharge violations at the Millstone units, which may result in the assessment of substantial civil penalties.

  In August 1997, the Company filed suit against NU in Massachusetts Superior Court for damages resulting from the tortious conduct of NU relating to Millstone 3. The Company is seeking compensation for the losses it has suffered, including the costs of lost power and costs necessary to assure that Millstone 3 can safely return to operation. The Company also seeks punitive damages. NU has filed for dismissal of the suit and sought to consolidate it with suits filed by other joint owners in Massachusetts Superior Court.

  The Company also sent a demand for arbitration to Connecticut Light & Power Company and Western Massachusetts Electric Company, both subsidiaries of NU, seeking damages resulting from their breach of obligations under an agreement with the Company and others regarding the operation and ownership of Millstone 3.

Brayton Point

  In October 1996, the Environmental Protection Agency (EPA) announced it was beginning a process to determine whether to modify or revoke and reissue the Company's water discharge permit for its Brayton Point 1,576 MW power plant. This action came two years before the permit expiration date. The EPA stated it took this step in response to a request from the Rhode Island Department of Environmental Management (RIDEM). A RIDEM report asserted a statistical correlation between the decline in the fish population in Mount Hope Bay and a change in operations at Brayton Point that occurred in the mid-1980s.

  In April 1997, the Company signed a memorandum of agreement negotiated with the various federal and state environmental agencies under which the Company will voluntarily operate under more stringent conditions than under its existing permit. The agreement was in lieu of any immediate action on the permit, and will remain in effect until a renewal permit is issued. On January 16, 1998, the Company applied for a new water discharge permit with both the EPA and the Massachusetts Department of Environmental Protection. The Company cannot predict at this time what permit changes will be required or the impact on Brayton Point's operations and economics. However, permit changes may substantially impact the plant's capacity and ability to produce energy and/or require substantial capital expenditures to construct equipment to address the concerns raised by the environmental agencies.

Year 2000 Computer Issues

  In the next two years, most large companies will face a potentially serious information systems (computer) problem because most software applications and operational programs written in the past will not properly recognize calendar dates beginning in the year 2000. This could force computers to either shut down or lead to incorrect calculations. The NEES companies began the process of identifying the changes required to their computer programs and hardware during 1996. The necessary modifications to the NEES companies' centralized financial, customer, and operational information systems are expected to be completed by the end of 1998. Noncentralized systems are also being reviewed for Year 2000 problems. The NEES companies believe total costs associated with making the necessary modifications to all centralized and noncentralized systems will be approximately $25 million, of which approximately $8 million has been incurred as of December 31, 1997. Most of the remaining costs are expected to be incurred prior to December 31, 1998.
The Company's share of the total costs is expected to be approximately $10 million.

Utility Plant Expenditures and Financing

  Cash expenditures for utility plant totaled $70 million for 1997. The funds necessary for utility plant expenditures during the period were provided by net cash from operating activities, after the payment of dividends. Cash expenditures for utility plant for 1998 are estimated to be $55 million, principally related to transmission functions. Internally generated funds are expected to fully cover the Company's 1998 capital expenditures in 1998.

  In 1997, the Company retired $3 million of maturing long-term debt. The Company also retired $35 million of mortgage bonds prior to maturity and incurred premiums of $2.2 million associated with the early retirement.

  At December 31, 1997, the Company had $111 million of short-term debt outstanding including $108 million of commercial paper borrowings and $3 million of borrowings from affiliates.
At December 31, 1997, the Company had lines of credit and bond purchase facilities with banks totaling $580 million which are available to provide liquidity support for commercial paper borrowings and for $372 million of the Company's outstanding variable rate mortgage bonds in tax-exempt commercial paper mode and for other corporate purposes. There were no borrowings under these lines of credit at December 31, 1997.

New Accounting Standards

  In 1997, the Financial Accounting Standards Board released two new Statements of Financial Accounting Standards (FAS), FAS 130 and FAS 131, both of which will go into effect in 1998. FAS 130, Reporting Comprehensive Income, requires the reporting in financial statements of a new additional item called comprehensive income, which will incorporate amounts not previously included in reported net income. FAS 131, Disclosure about Segments of an Enterprise and Related Information, requires the reporting in financial statements of certain new additional information about operating segments of a business. The Company is currently evaluating the impact that these new accounting standards will have on its future reporting requirements.

New England Power Company
Statements of Income

Year ended December 31,
(In thousands)                                  1997                 1996           1995
-----------------------------------------------------------------------------
Operating revenue, principally
 from affiliates                          $1,677,903 $1,600,309          $1,570,539

Operating expenses:
  Fuel for generation                        372,734    342,545             279,849
  Purchased electric energy                  527,647    508,910             547,926
  Other operation                            241,506    203,456             211,872
  Maintenance                                 89,820     79,118              92,954
  Depreciation and amortization               98,024    104,209             102,758
  Taxes, other than income taxes              67,311     66,416              58,716
  Income taxes                                90,009     91,894              91,051
                                          ---------- ----------          ----------
    Total operating expenses               1,487,051  1,396,548           1,385,126
                                          ---------- ----------          ----------

Operating income                             190,852    203,761             185,413

Other income:
  Allowance for equity funds
   used during construction                        -          -               7,746
  Equity in income of nuclear
   power companies                             5,189      5,159               5,721
  Other income (expense), net                 (3,404)              (1,851)             (1,610)
                                          ---------- ----------          ----------
    Operating and other income               192,637    207,069             197,270
                                          ---------- ----------          ----------
Interest:
  Interest on long-term debt                  42,277     45,111              46,797
  Other interest                               7,055     10,066              10,525
  Allowance for borrowed funds used
   during construction - credit               (1,238)                (591)            (11,479)
                                          ---------- ----------          ----------
    Total interest                            48,094     54,586              45,843
                                          ---------- ----------          ----------
Net income                                $  144,543 $  152,483          $  151,427
                                          ========== ==========          ==========
Statements of Retained Earnings
Year ended December 31,
(In thousands)                                  1997                 1996           1995
-----------------------------------------------------------------------------
Retained earnings at beginning
 of year                                  $  400,610            $ 385,309     $  372,763
Net income                                   144,543              152,483        151,427
Dividends declared on cumulative
 preferred stock                              (2,075)              (2,574)        (3,433)
Dividends declared on common stock,
 $21.00, $20.80, and $21.00
 per share, respectively                    (135,448)            (134,158)      (135,448)
Premium on redemption of
 preferred stock                                   -                 (450)             -
                                          ----------            ---------     ----------
Retained earnings at end of year          $  407,630            $ 400,610     $  385,309
                                          ==========            =========     ==========
  The accompanying notes are an integral part of these financial statements.

New England Power Company
Balance Sheets

At December 31, (In thousands)                          1997         1996
-----------------------------------------------------------------------------
Assets
Utility plant, at original cost                   $3,057,749   $2,991,797
  Less accumulated provisions
   for depreciation and amortization               1,196,972    1,118,340
                                                  ----------   ----------
                                                   1,860,777    1,873,457
  Construction work in progress                       29,015       36,836
                                                  ----------   ----------
      Net utility plant                            1,889,792    1,910,293
                                                  ----------   ----------
Investments:
  Nuclear power companies, at equity (Note D-1)       49,825       47,902
  Nonutility property and other investments           34,723       30,591
                                                  ----------   ----------
      Total investments                               84,548       78,493
                                                  ----------   ----------
Current assets:
  Cash                                                 1,643        3,046
  Accounts receivable:
    Affiliated companies                             233,308      201,370
    Accrued NEEI revenues (Note D-3)                  11,419       21,648
    Others                                            26,638       23,219
  Fuel, materials, and supplies, at average cost      47,492       58,709
  Prepaid and other current assets                    17,837       25,050
                                                  ----------   ----------
      Total current assets                           338,337      333,042
                                                  ----------   ----------
Accrued Yankee nuclear plant costs (Note D-2)        299,564      166,413
Deferred charges and other assets (Note B)           150,851      159,474
                                                  ----------   ----------
                                                  $2,763,092   $2,647,715
                                                  ==========   ==========
Capitalization and Liabilities
Capitalization:
  Common stock, par value $20 per share,
    authorized and outstanding 6,449,896 shares   $  128,998   $  128,998
  Premium on capital stock                            86,779       86,779
  Other paid-in capital                              289,818      289,818
  Retained earnings                                  407,630      400,610
  Unrealized gain on securities, net                      34            -
                                                  ----------   ----------
      Total common equity                            913,259      906,205
  Cumulative preferred stock, par value
   $100 per share (Note H)                            39,666       39,666
  Long-term debt                                     647,720      733,006
                                                  ----------   ----------
      Total capitalization                         1,600,645    1,678,877
                                                  ----------   ----------
Current liabilities:
  Long-term debt due in one year                      50,000        3,000
  Short-term debt (including $3,125
   and $5,275 to affiliates)                         111,250       93,600
  Accounts payable (including $14,373
   and $25,301 to affiliates)                        109,121      127,226
  Accrued liabilities:
    Taxes                                                 39        8,158
    Interest                                           8,905        9,668
    Other accrued expenses (Note G)                   23,554       16,577
  Dividends payable                                   35,474       27,412
                                                  ----------   ----------
      Total current liabilities                      338,343      285,641
                                                  ----------   ----------
Deferred federal and state income taxes              369,757      382,164
Unamortized investment tax credits                    53,463       55,486
Accrued Yankee nuclear plant costs (Note D-2)        299,564      166,413
Other reserves and deferred credits                  101,320       79,134
Commitments and contingencies (Note D)
                                                  ----------   ----------
                                                  $2,763,092   $2,647,715
                                                  ==========   ==========
The accompanying notes are an integral part of these financial statements.


New England Power Company
Statements of Cash Flows

Year ended December 31, (In thousands)           1997                1996           1995
-----------------------------------------------------------------------------
Operating activities:
Net income                                  $ 144,543           $ 152,483           $ 151,427
Adjustments to reconcile net income to
 net cash provided by operating activities:
   Depreciation and amortization              101,186             108,338             108,384
   Deferred income taxes and
    investment tax credits, net               (12,728)             (7,458)             25,683
   Allowance for funds used
    during construction                        (1,238)               (591)            (19,225)
   Decrease (increase) in
    accounts receivable                       (25,128)             19,629               1,321
   Decrease (increase) in fuel,
    materials, and supplies                    11,217              (4,045)             18,697
   Decrease (increase) in prepaid
    and other current assets                    7,213               2,936               5,743
   Increase (decrease) in accounts payable    (18,105)            (36,565)            (15,970)
   Increase (decrease) in other
    current liabilities                        (1,905)              9,640              (2,150)
   Other, net                                  19,919              28,582             (28,244)
                                            ---------           ---------           ---------
    Net cash provided by
     operating activities                   $ 224,974           $ 272,949           $ 245,666
                                           ==========           =========           =========
Investing activities:
Plant expenditures, excluding allowance
 for funds used during construction         $ (69,863)          $ (65,981)          $(162,766)
Other investing activities                     (4,040)             (3,878)             (3,614)
                                           ----------           ---------           ---------
    Net cash used in
     investing activities                   $ (73,903)          $ (69,859)          $(166,380)
                                            ---------           ---------           ---------
Financing activities:
Dividends paid on common stock              $(127,386)          $(138,995)          $(103,198)
Dividends paid on preferred stock              (2,075)             (2,574)             (3,433)
Changes in short-term debt                     17,650             (31,550)            (20,425)
Long-term debt - issues                             -              47,850              60,000
Long-term debt - retirements                  (38,500)            (57,850)            (10,000)
Preferred stock - retirements                       -             (20,900)                  -
Premium on reacquisition of long-term debt     (2,163)                  -                   -
Gain on redemption of preferred stock               -               1,368                   -
                                            ---------           ---------           ---------
    Net cash used in
     financing activities                   $(152,474)          $(202,651)          $ (77,056)
                                            ---------           ---------           ---------
Net increase (decrease) in
 cash and cash equivalents                  $  (1,403)          $     439           $   2,230
Cash and cash equivalents
 at beginning of year                           3,046               2,607                 377
                                            ---------           ---------           ---------
Cash and cash equivalents at end of year    $   1,643           $   3,046           $   2,607
                                            =========           =========           =========

Supplementary Information:
Interest paid less amounts capitalized      $  46,033           $  51,212           $  41,557
                                            ---------           ---------           ---------
Federal and state income taxes paid         $ 109,109           $  96,006           $  57,948
                                            ---------           ---------           ---------
Dividends received from
 investments at equity                      $   3,267           $   4,313           $   5,014
                                            ---------           ---------           ---------

The accompanying notes are an integral part of these financial statements.


New England Power
Notes to Financial Statements

Note A - Significant Accounting Policies

1. Nature of operations:

  The Company, a wholly owned subsidiary of New England Electric System (NEES), is a Massachusetts corporation and is qualified to do business in Massachusetts, New Hampshire, Rhode Island, Connecticut, Maine, and Vermont. The Company is subject, for certain purposes, to the jurisdiction of the regulatory commissions of these six states, the Securities and Exchange Commission (SEC), and the Federal Energy Regulatory Commission
(FERC). The Company's business is currently that of generating, purchasing, transmitting, and selling electric energy in wholesale quantities to other electric utilities, principally its affiliates Granite State Electric Company (Granite State Electric), Massachusetts Electric Company (Massachusetts Electric), Nantucket Electric Company (Nantucket Electric), and The Narragansett Electric Company (Narragansett Electric). See Note B for a discussion of industry restructuring and Note C for a discussion of the Company's planned divestiture of its nonnuclear generating business.

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

3. Allowance for funds used during construction (AFDC):

  The Company capitalizes AFDC as part of construction costs. AFDC represents the composite interest and equity costs of capital funds used to finance that portion of construction costs not yet eligible for inclusion in rate base. AFDC is capitalized in "Utility plant" with offsetting noncash credits to "Other income" and "Interest." This method is in accordance with an established rate-making practice under which a utility is permitted a return on, and the recovery of, prudently incurred capital costs through their ultimate inclusion in rate base and in the provision for depreciation. The composite AFDC rates were
5.9 percent, 5.8 percent, and 7.5 percent, in 1997, 1996, and 1995, respectively.

4. Depreciation and amortization:

  The depreciation and amortization expense included in the statements of income is composed of the following:

Year Ended December 31,
(In thousands)                                  1997       1996           1995
-----------------------------------------------------------------------------
Depreciation                                 $80,260   $ 78,187       $ 66,309
Nuclear decommissioning costs (Note D-2)       2,638      2,629          2,629
Amortization:
 Investment in Seabrook 1
  pursuant to rate settlement                      -     15,210         23,074
 Oil Conservation Adjustment (OCA)                 -          -          4,467
 Seabrook 2 property losses                      113      6,279          6,279
 Millstone 3 additional amortization,
  pursuant to rate settlement                 15,013      1,904              -
                                             -------   --------       --------
   Total depreciation and
    amortization expense                     $98,024   $104,209       $102,758
                                             =======   ========       ========

  Depreciation is provided annually on a straight-line basis.
The provision for depreciation as a percentage of weighted average depreciable property was 2.9 percent in 1997 and 1996, and 2.7 percent in 1995.

  Revenues from the OCA were used to accelerate the amortization of expenditures for coal conversion facilities at the Company's Salem Harbor Station. In addition, Seabrook 1 costs under the 1988 rate settlement were fully amortized at December 31, 1996. Property losses associated with the Company's investment in the canceled Seabrook 2 nuclear unit were fully amortized by March 31, 1997.

5. Cash:

  The Company classifies short-term investments with a maturity of 90 days or less at time of purchase as cash.

6. New Accounting Standards:

  In 1997, the Financial Accounting Standards Board released two new Statements of Financial Accounting Standards (FAS), FAS 130 and FAS 131, both of which will go into effect in 1998. FAS 130, Reporting Comprehensive Income, requires the reporting in financial statements of a new additional item called comprehensive income, which will incorporate amounts not previously included in reported net income. FAS 131, Disclosure about Segments of an Enterprise and Related Information, requires the reporting in financial statements of certain new additional information about operating segments of a business. The Company is currently evaluating the impact that these new accounting standards will have on its future reporting requirements.




Note B - Industry Restructuring

  As the result of legislation enacted in the states served by the NEES companies, most customers served by the NEES companies will have the ability to choose their power supplier by the first quarter of 1998. When customers are allowed to choose their power supplier, utilities face the risk that market prices may not be sufficient to recover the costs of the commitments incurred to supply customers under a regulated structure. The amounts by which such costs exceed market prices are commonly referred to as "stranded costs." As described below, the Company has reached settlement agreements with all of its distribution affiliates and with parties representing the distribution customers of those affiliates. In each case, these settlements provide for recovery of stranded costs. See the "Industry Restructuring" section of Financial Review for a more in-depth discussion of current developments in this area.

The settlements generally provide for the following:

- introduction of choice of power supplier in Rhode Island, Massachusetts, and New Hampshire by January 1, 1998, March 1, 1998, and July 1, 1998, respectively;
- a transition rate, or "standard offer generation service," resulting in rate reductions of approximately 10 percent at the date of commencement of retail choice;
- termination of all-requirements contracts between the Company and its distribution affiliates on terms which allow the Company to recover its stranded costs through a transition access charge, which the distribution affiliates will collect from customers;
- adjustments to stranded cost recovery to reflect the market value of fossil-fueled and hydroelectric generating assets, determined through divestiture of such assets.

  Under the various settlements, the recovery of the Company's stranded costs is divided into several categories. Unrecovered costs associated with generating plants and regulatory assets would be recovered over 12 years and would earn a return on equity of approximately 9.4 percent. The above-market component of purchased power contracts and nuclear decommissioning costs would be recovered as incurred over the life of those obligations, a period expected to extend beyond 12 years. Initially, the transition access charge was set at 2.8 cents per kilowatthour (kWh). The MDTE has approved a reduction of the initial transition access charge to 2.7 cents per kWh for Massachusetts Electric and Nantucket Electric, effective March 1, 1998. The Company's filing with the FERC to approve this reduction is pending. The transition access charge would be reduced further upon completion of the sale of the Company's generating business, as described below. As the transition access charge declines, the Company would earn incentives based on successful mitigation of its stranded costs. These incentives would supplement the Company's return on equity. The Massachusetts and Rhode Island settlements were approved by the FERC in November 1997, subject to a compliance filing to clarify the impact of the settlements on nonsettling parties. The

Massachusetts Settlement was also found by the Massachusetts Department of Telecommunications and Energy (formerly the Massachusetts Department of Public Utilities) to be in substantial compliance with or consistent with the Massachusetts restructuring statute. The New Hampshire settlement is pending before the New Hampshire Public Utilities Commission and the FERC.

  In August 1997, the Company and Narragansett Electric entered into an agreement to sell substantially all of their nonnuclear generating business to USGen New England, Inc. (USGen), an indirect wholly owned subsidiary of PG&E Corporation. The net proceeds from the sale of its nonnuclear generating business to USGen will be used to reduce the transition access charge to approximately 1.5 cents per kWh. In addition, the FERC accepted the NEES companies proposal in conjunction with their divestiture filing that the recovery of the remaining above-market nuclear generating plant costs and regulatory assets be fully recovered by the end of the year 2000. (see Note C for a discussion of the Company's planned divestiture of its nonnuclear generating business).

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

  The restructuring settlements and statutes each provide for recovery of substantially all applicable stranded costs of generating assets and oil and gas related assets (including regulatory assets) not recoverable from the proceeds of the divestiture of the Company's generating business. The cost of these assets would be recovered as part of a cost-based transition access charge imposed on all distribution customers. Additionally, FERC Order No. 888 enables transmission companies to recover their specific costs of providing transmission service. Therefore, after the proposed divestiture, substantially all of the Company's business, including the recovery of its stranded costs, would remain under cost-based rate regulation. The Company believes these factors and the EITF conclusion will allow it to continue to apply FAS 71. As a result of the FERC approval of the industry restructuring settlements, the Company was required to cease to apply FAS 71 to the 20 percent of its ongoing nuclear operations, as described in Note C, the impact of which is expected to be immaterial.

  Despite the progress made to date, it is possible that future regulatory rules or other circumstances could cause the application of FAS 71 to be discontinued, which would result in a noncash write-off of previously established regulatory assets related to the affected operations. In addition, write-downs of plant assets under Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (FAS 121) could be required, including a write-off of any gain or loss from the divestiture of the generating business. At December 31, 1997, the Company had approximately $420 million in regulatory assets in compliance with FAS 71, as detailed in the table below. This amount excludes any effects related to the divestiture of New England Energy Incorporated's (NEEI) (a wholly owned subsidiary of NEES) oil and gas properties, discussed in Note C.

The components of regulatory assets are as follows:

At December 31, (In Thousands)                          1997         1996
----------------------------------------------------------------------------
Regulatory assets included in current
 assets and liabilities:
  Accrued NEEI losses (see  Note D-3)               $ 11,419     $ 21,648
  Rate adjustment mechanisms                          (6,957)      (4,790)
                                                     -------     --------
                                                       4,462       16,858
Regulatory assets included in deferred charges
 and other reserves and deferred credits:
  Accrued costs - Yankee nuclear
   plants (See Note D-2)                             299,564      166,413
  Unamortized losses on reacquired debt               31,197       31,353
  Deferred FAS No. 106 costs (see Note E-2)                -       13,680
  Deferred FAS No. 109 costs (see Note F)             25,738       27,461
  Purchased power contract termination costs          15,662       19,578
  Deferred gas pipeline charges (see Note D-6)        52,570       59,733
  Accelerated amortization - Millstone 3             (16,917)      (1,904)
  Other                                                4,837        4,884
                                                     -------     --------
                                                     412,651      321,198
                                                    --------     --------
                                                    $417,113     $338,056
                                                    ========     ========

Note C - Divestiture of Generating Business

  As described above, in August 1997, the Company and Narragansett Electric (collectively, the Sellers) reached an agreement to sell their nonnuclear generating business to USGen. The nonnuclear generating business includes three fossil-fueled generating stations and 15 hydroelectric generating stations, totaling approximately 4,000 megawatts (MW) of capacity, as well as Narragansett Energy Resources Company's (NERC) partnership interest in the Ocean State Power project, all of which has a book value of $1.1 billion. USGen will pay the Sellers $1.59 billion in cash, of which $225 million will be contingent upon the introduction of customer choice of power supplier in Massachusetts. Based on the enactment of the Massachusetts statute, the NEES companies believe that the conditions for payment of the full purchase price have been met. USGen will also reimburse the NEES companies for $85 million of costs associated with early retirement and special severance programs for employees affected by industry restructuring. Since the early retirement program is contingent upon the divestiture, its cost will not be accrued until that time. USGen will assume responsibility for environmental conditions at the Sellers' nonnuclear generating stations. USGen will also assume the Sellers' obligations under long-term fuel and fuel transportation contracts and certain collective bargaining agreements for nonnuclear facilities.

  In addition to the purchase of the generating stations, USGen will purchase the Company's entitlement to approximately 1,100 MW of power procured under long-term contracts. The Company will make a monthly fixed contribution toward the above-market cost of the purchased power of between $12.5 million and $14.2 million per month from closing through January 2008. USGen will be responsible for the balance of the costs under the purchased power contracts.

  The sale is subject to approval by various state and federal regulatory agencies. Several parties have objected to the sale on various grounds, including allegations that following the sale, USGen would be able to exercise unlawful levels of market power. On February 25, 1998, the FERC issued an order that rejected the market power allegations, approved the sale and conditionally approved most supporting filings. On February 27, 1998, the FERC approved the transfer of the hydroelectric generating licenses to USGen. While the timing of receipt of final regulatory approvals is uncertain, receipt of all approvals is unlikely before mid-1998. Closing is contingent upon all regulatory approvals being obtained by February 1999.

  In order to meet the terms of the Company's mortgage indenture, the Company will be required, prior to the consummation of the sale, to either defease or call approximately $278 million of its mortgage bonds. Any defeasance of bonds would be by deposit of cash representing principal and interest to the maturity date, or interest, principal, and general redemption premium to an earlier redemption date. In addition, the Company will retire approximately $372 million of mortgage bonds securing the issuance of a like amount of pollution control revenue bonds (PCRBs) by various public agencies. However, the Company expects that substantially all of the underlying PCRBs will remain outstanding as unsecured obligations of the Company. In addition, the long-term debt of NERC will be retired prior to the closing.

  As part of the divestiture plan, in February 1998, NEEI sold its oil and gas properties for approximately $50 million. NEEI's loss on the sale of approximately $120 million, before tax, has been reimbursed by the Company.

  At the divestiture date, any gain or loss from the divestiture of nonnuclear generating assets and oil and gas assets will be recorded as a regulatory asset or liability to be recovered as part of the Company's stranded costs, through the ongoing transition access charge, consistent with the settlement agreements. The Company may be required to record a liability for the monthly fixed contribution towards the above-market cost of purchased power. In such an event, the Company would also record a regulatory asset consistent with the settlement agreements.

  In addition, the Company will endeavor to sell, or otherwise transfer, its minority interest in three nuclear power plants and a 60 MW interest in a fossil-fueled generating station in Maine to nonaffiliates. Until such time as the nuclear interests are divested, the Company will share with customers 80 percent of the revenues and operating costs related to the units, with shareholders retaining the balance. In the event that the Company determines that it has an impairment of its nuclear plant balances under FAS 121, it will record any such impairment as a regulatory asset.

Note D - Commitments and Contingencies

1. Yankee Nuclear Power Companies (Yankees):

The Company has minority interests in four Yankee Nuclear Power Companies. These ownership interests are accounted for on the equity method. The Company's share of the expenses of the Yankees is accounted for in "Purchased electric energy" on the statements of income.


  A summary of combined results of operations, assets, and liabilities of the four Yankees is as follows:

(In thousands)                                 1997       1996       1995
----------------------------------------------------------------------------
Operating revenue                       $   660,742$   697,054$   695,781
                                        =================================
Net income                              $    29,959$    27,567$    31,657
                                        =================================
Company's equity in  net income         $     5,189$     5,159$     5,721
                                        =================================
Net plant                                   204,689    401,049    443,967
Other assets                              3,100,589  2,031,336  1,418,681
Liabilities and debt                     (3,036,845)           (2,177,068)    (1,612,843)
                                        ---------------------------------
Net assets                              $   268,433$   255,317$   249,805
                                        =================================
Company's equity in net assets          $    49,825$    47,902$    47,055
                                        =================================
Company's purchased electric energy     $   107,140$   110,778$   115,647
                                        =================================

  At December 31, 1997, $16 million of undistributed earnings of the Yankees were included in the Company's retained earnings.

2. Nuclear Units

   Nuclear Units Permanently Shut Down

  Three of the four regional nuclear generating companies in which the Company has a minority interest own nuclear generating units which have been permanently shut down. These three units are as follows:

                 NEP's Investment               Future Estimated
   Unit       Percent   Amount    Date Retired  Billings to NEP($)
----------------------------------------------------------------------------
Yankee Atomic             30    7 million   Feb 1992       44 million
Connecticut Yankee                     15 17 million         Dec 1996     92 million
Maine Yankee              20   16 million   Aug 1997      164 million
-----------------------------------------------------------------------------

  In the case of each of these units, the Company has recorded an estimate of the total future payment obligation as a liability and an offsetting regulatory asset, reflecting estimated future billings from the companies. In a 1993 decision, the FERC allowed Yankee Atomic to recover its undepreciated investment in the plant as well as unfunded nuclear decommissioning costs and other costs. Connecticut Yankee and Maine Yankee have both filed similar requests with the FERC. Several parties have intervened in opposition to both filings. The Company's stranded cost settlements allow it to recover all costs that the FERC allows the Yankee companies to bill to the Company.

  In October 1997, the Citizen's Awareness Network and Nuclear Information and Resource Service filed a petition with the Nuclear Regulatory Commission (NRC) that would require formal NRC approval of a plant decommissioning plan for the Connecticut Yankee and Maine Yankee plants. In 1998, the petitioners indicated their intention to file a request with the NRC designed to overturn a current NRC rule on decommissioning. The Company cannot predict what impact, if any, these activities will have on the cost of decommissioning the plants.

  At Maine Yankee, the NRC has identified numerous apparent violations of its regulations, which may result in the assessment of significant civil penalties.

  In the 1970s, the Company and several other shareholders (Sponsors) of Maine Yankee entered into 27 contracts (Secondary Purchase Agreements) under which they sold portions of their entitlement to Maine Yankee power output through 2002 to various entities, primarily municipal and cooperative systems in New England (Secondary Purchasers). Virtually all of the Secondary Purchasers have ceased making payments under the Secondary Purchase Agreements and have demanded arbitration, claiming that such agreements excuse further payments upon plant shutdown. The Company has notified the Secondary Purchasers that the shutdown does not relieve them of their obligation to make payments under the Secondary Purchase Agreements and that they are in default of such agreements. The Company has asked the FERC to enforce the Company's rights under the agreements. In the event that no further payments are forthcoming from Secondary Purchasers, the Company, as a primary obligor to Maine Yankee, would be required to pay an additional $9 million of future shutdown costs. These costs are not included in the $164 million estimate disclosed in the table above. Shutdown costs are recoverable from customers under the stranded cost settlements.

  A Maine statute provides that if both Maine Yankee and its decommissioning trust fund have insufficient assets to pay for the plant decommissioning, the owners of Maine Yankee are jointly and severally liable for the shortfall.

Operating Nuclear Units

  The Company has minority interests in three other nuclear generating units, Vermont Yankee, Millstone 3, and Seabrook 1.
In October 1996, the NRC issued letters to operators of nuclear power plants requiring them to document that the plants are operated and maintained within their design and licensing bases, and that any deviations are reconciled in a timely manner. The Seabrook 1 and Vermont Yankee nuclear power plants responded to the NRC letters in February 1997. Millstone 3 is currently shut down and has been placed on the NRC "Watch List," signifying that its safety performance exhibits sufficient weakness to warrant increased NRC attention. Millstone 3 may not restart without NRC approval.

  Uncertainties regarding the future of nuclear generating stations, particularly older units, such as Vermont Yankee, are increasing rapidly and could adversely affect their service lives, availability, and costs. These uncertainties stem from a combination of factors, including the acceleration of competitive pressures in the power generation industry and increased NRC scrutiny. The Company performs periodic economic viability reviews of operating nuclear units in which it holds ownership interests.

Millstone 3

  In April 1996, the NRC ordered Millstone 3, which has experienced numerous technical and nontechnical problems, to remain shut down pending verification that the unit's operations are in accordance with NRC regulations and the unit's operating license. Millstone 3 is operated by a subsidiary of Northeast Utilities (NU). The Company is not an owner of the Millstone 1 and 2 nuclear generating units, which are also shut down under NRC orders.

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

  Since April 1996, the Company has incurred an estimated $35 million in incremental replacement power costs, which it has been recovering from customers through its fuel clause. During the outage, the Company is incurring incremental replacement power costs of approximately $2 million per month.

  Several criminal investigations related to Millstone 3 are ongoing. In December 1997, the NRC assessed civil penalties totaling $2.1 million for numerous violations at the three Millstone units. The Company's share of this fine was less than $100,000. The Connecticut Department of Environmental Protection and Connecticut Attorney General have filed suit against NU for alleged wastewater discharge violations at the Millstone units, which may result in the assessment of substantial civil penalties.

  In August 1997, the Company filed suit against NU in Massachusetts Superior Court for damages resulting from the tortious conduct of NU relating to Millstone 3. The Company is seeking compensation for the losses it has suffered, including the costs of lost power and costs necessary to assure that

Millstone 3 can safely return to operation. The Company also seeks punitive damages. NU has filed for dismissal of the suit and sought to consolidate it with suits filed by other joint owners in Massachusetts Superior Court.

  The Company also sent a demand for arbitration to Connecticut Light & Power Company and Western Massachusetts Electric Company, both subsidiaries of NU, seeking damages resulting from their breach of obligations under an agreement with the Company and others regarding the operation and ownership of Millstone 3.



Decommissioning Trust Funds

  Each nuclear unit in which the Company has an ownership interest has established a decommissioning trust fund or escrow fund into which payments are being made to meet the projected costs of decommissioning. Listed below is information on each operating nuclear plant in which the Company has an ownership interest.

  The Company is liable for its share of decommissioning costs for Millstone 3, Seabrook 1, and all of the Yankees. Decommissioning costs include not only estimated costs to decontaminate the units as required by the NRC, but also costs to dismantle the uncontaminated portion of the units. The Company records decommissioning costs on its books consistent with its rate recovery. The Company is recovering its share of projected decommissioning costs for Millstone 3 and Seabrook 1 through depreciation expense. In addition, the Company is paying its portion of projected decommissioning costs for all of the Yankees through purchased power expense. Such costs reflect estimates of total decommissioning costs approved by the FERC.

                NEP's share of (millions of dollars)
                ------------------------------------
                  NEP's                  EstimatedDecommissioning
              Ownership          Net              Decommissioning       Fund        License
Unit        Interest (%)Plant Assets              Cost (in 1997 $) Balances*     Expiration
----        ----------- ------------              ---------------           ---------------     ----------
Vermont Yankee       20           35            77           34         2012
Millstone 3          12          366            66           18**       2025
Seabrook 1***        10           54            47            9**       2026

  *Certain additional amounts are anticipated to be available through tax deductions.

 **Fund balances are included in "Other investments" on the balance sheets. Any differences from market value are not material.

***Proposed legislation in New Hampshire would make owners of Seabrook 1 proportional guarantors for decommissioning costs in the event that an owner without a franchise territory fails to fund its share of decommissioning costs.

  There is no assurance that decommissioning costs actually incurred by Vermont Yankee, Millstone 3, or Seabrook 1 will not substantially exceed these amounts. For example, decommissioning cost estimates assume the availability of permanent repositories for both low-level and high-level nuclear waste; those repositories do not currently exist. If any of the units were shut down prior to the end of their operating licenses, which the Company believes is likely, the funds collected for decommissioning to that point would be insufficient. Under the settlement agreements discussed in Note B, the Company will recover decommissioning costs through transition access charges.

  The Nuclear Waste Policy Act of 1982 establishes that the federal government (through the Department of Energy (DOE)) is responsible for the disposal of spent nuclear fuel. The federal government requires the Company to pay a fee based on its share of the net generation from the Millstone 3 and Seabrook 1 nuclear units. The Company is recovering this fee through its fuel clause. Similar costs are incurred by the Vermont Yankee nuclear generating unit. These costs are billed to the Company and also recovered from customers through the Company's fuel clause. In November 1997, ruling on a lawsuit brought against the DOE by numerous utilities and state regulatory commissions, the Court of Appeals for the District of Columbia (Court) held that the DOE is obligated to begin disposing of utilities' spent nuclear fuel by January 31, 1998. The DOE failed to meet this deadline. The utilities, including the operators of the units in which the Company has an obligation, are assessing their future options.
In February 1998, Maine Yankee petitioned the Court to compel the DOE to remove Maine Yankee's spent fuel from the site.

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

3. Oil and gas operations:

  The Company's affiliate, NEEI, participated in a rate-regulated domestic oil and gas exploration, development, and production program through a partnership with a nonaffiliated oil company. Losses from this program, calculated under the full cost method of accounting, have been charged to the Company, and ultimately to distribution customers, in accordance with SEC and FERC approvals. Such losses were $11 million, $22 million, and $44 million in 1997, 1996, and 1995, respectively. In February 1998, after a competitive bidding process, NEEI sold all of its remaining oil and gas properties held as of December 31, 1997 to its partner for $50 million. The loss on such disposition, approximately $120 million, before tax, has been charged to the Company. The settlements provide for the recovery of the NEEI loss as part of the Company's stranded costs. See Note B for a discussion of industry restructuring and Note C for a discussion of the Company's planned divestiture of its nonnuclear generating business.

4. Plant expenditures:

  The Company's utility plant expenditures are estimated to be approximately $55 million in 1998. At December 31, 1997, substantial commitments had been made relative to future planned expenditures.

5. Hydro-Quebec Interconnection and arbitration:

  The Company is a participant in both the Hydro-Quebec Phase I and Phase II projects. The Company's participation percentage in both projects is approximately 18 percent. The Hydro-Quebec Phase I and Phase II projects were established to transmit power from Hydro-Quebec to New England. Three affiliates of the Company were created to construct and operate transmission facilities related to these projects. The participants, including the Company, have entered into support agreements that end in 2020, to pay monthly their proportionate share of the total cost of constructing, owning, and operating the transmission facilities. The Company accounts for these support agreements as capital leases and accordingly recorded approximately $65 million in utility plant at December 31, 1997. Under the support agreements, the Company has agreed, in conjunction with any Hydro-Quebec Phase II project debt financings to guarantee its share of project debt. At December 31, 1997, the Company had guaranteed approximately $25 million of project debt. In the event any Interconnection facilities are abandoned for any reason, each participant is contractually committed to pay its pro-rata share of the net investment in the abandoned facilities. The Company's rights and obligations under its support agreements will be transferred to USGen upon completion of the sale of the Company's nonnuclear generating business.

  In 1996, various New England utilities which are members of the New England Power Pool, including the Company, submitted a dispute to arbitration regarding their Firm Energy Purchased Power Contract with Hydro-Quebec. In June 1997, Hydro-Quebec presented a damage claim of approximately $37 million for past damages, of which the Company's share would have been approximately $6 to $9 million. The claims involved a dispute over the components of a pricing formula and additional costs under the contract. With respect to on-going claims, the Company had been paying Hydro-Quebec the higher amount (additional costs of approximately $3 million per year) since July 1996 under protest and subject to refund. In October 1997, an arbitrator ruled in favor of the New England utilities in all respects. The Company has made a demand for refund. Hydro-Quebec has not yet refunded any monies and has appealed the decision. On November 9, 1997, the Company and the other utilities began a second arbitration to enforce the first decision. Refunds received from Hydro-Quebec will be passed on to customers.

6. Natural gas pipeline capacity:

  In connection with serving the Company's gas-fueled electric generation facilities, the Company has entered into several contracts for natural gas pipeline capacity and gas supply.
These agreements require minimum fixed payments that are currently estimated to be $59 million to $62 million per year from 1998 to 2002. Under these agreements, remaining fixed payments from 2003 through 2014 total approximately $501 million.

  In connection with managing its fuel supply, the Company uses a portion of this pipeline capacity to sell natural gas. Proceeds from the sale of natural gas and pipeline capacity of $41 million, $50 million, and $71 million in 1997, 1996, and 1995, respectively, have been passed on to customers through the Company's fuel clause. These proceeds have been reflected as an offset to the related fuel expense in "Fuel for generation" in the Company's statements of income. Natural gas sales decreased in 1996 as a result of the Manchester Street plant entering commercial operation in the second half of 1995.

  See Note C for a discussion of the Company's planned divestiture of its nonnuclear generating business.

7. Hazardous waste:

  The Federal Comprehensive Environmental Response, Compensation and Liability Act, more commonly known as the "Superfund" law, imposes strict, joint and several liability, regardless of fault, for remediation of property contaminated with hazardous substances. A number of states, including Massachusetts, have enacted similar laws.

  The electric utility industry typically utilizes and/or generates in its operations a range of potentially hazardous products and by-products. The Company currently has in place an internal environmental audit program and an external waste disposal vendor audit and qualification program intended to enhance compliance with existing federal, state, and local requirements regarding the handling of potentially hazardous products and by-products.

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

  Predicting the potential costs to investigate and remediate hazardous waste sites continues to be difficult. There are also significant uncertainties as to the portion, if any, of the investigation and remediation costs of any particular hazardous waste site that may ultimately be borne by the Company. The NEES companies have recovered amounts from certain insurers, and, where appropriate, the Company intends to seek recovery from its insurers and from other PRPs, but it is uncertain whether, and to what extent, such efforts will be successful. The Company believes that hazardous waste liabilities for all sites of which it is aware are not material to its financial position.

  In October 1996, the American Institute of Certified Public Accountants issued new accounting rules for Environmental Remediation Liabilities which became effective in 1997. These new rules did not have a material effect on the Company's financial position or results of operations.

8. Long-term contracts for the purchase of electricity:

  The Company purchases a portion of its electricity requirements pursuant to long-term contracts with owners of various generating units. These contracts expire in various years from 1998 to 2029.

  Certain of these contracts require the Company to make minimum fixed payments, even when the supplier is unable to deliver power, to cover the Company's proportionate share of the capital and fixed operating costs of these generating units. The fixed portion of payments under these contracts totaled $114 million in 1997, $127 million in 1996, and $150 million in 1995, excluding contracts with Yankee Atomic, Connecticut Yankee, and Maine Yankee (see Note D-2) for all periods presented. These contracts have minimum fixed payment requirements of $110 million annually from 1998 through 2001, $120 million in 2002, and approximately $950 million thereafter. Approximately 97 percent of the payments under these contracts are to Vermont Yankee and OSP, entities in which NEES subsidiaries hold ownership interests.

  The Company's other contracts, principally with nonutility generators, require the Company to make payments only if power supply capacity and energy are deliverable from such suppliers. The Company's payments under these contracts amounted to $265 million in 1997, $230 million in 1996, and $245 million in 1995.

  See Note C for a discussion of the Company's planned divestiture of its nonnuclear generating business.

9. Town of Norwood dispute:

  In April 1997, the Town of Norwood, Massachusetts filed a lawsuit against the Company in the United States District Court for the District of Massachusetts. The Company is a wholesale power supplier for Norwood pursuant to rates approved by the FERC. Norwood alleges that the Company's proposed divestiture of its power generation assets would violate the terms of a 1983 power contract which settled an antitrust lawsuit brought by

Norwood against the Company. Norwood also alleges that the Company's proposed divestiture plan and recovery of stranded investment costs contravene federal antitrust laws. Norwood seeks an injunction enjoining the divestiture and an unspecified amount of treble damages (a specific claim for $450 million was withdrawn). Norwood's motion for a preliminary injunction of the divestiture was denied on September 8, 1997. On November 21, 1997, Norwood filed an amended complaint making new allegations relating to the sale of the Company's generating assets and naming as additional defendants, NEES, USGen and USGen's affiliate, PG&E. The Company continues to believe that its divestiture plan will promote competition in the wholesale power generation market and that it has met and will continue to meet its contractual commitments to Norwood. On January 9, 1998, the defendants, including NEES and the Company, filed a motion to dismiss the lawsuit. In March 1998, Norwood gave notice of its intent to terminate its contract with the Company, without accepting responsibility for its share of the Company's stranded costs, and to begin taking power from another supplier. The Company has filed with the FERC for permission to charge Norwood a contract termination charge for its share of the Company's stranded costs.

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

  The Company's net pension cost for 1997, 1996, and 1995 included the following components:

Year ended December 31, (In thousands)               1997            1996           1995
----------------------------------------------------------------------------
Service cost - benefits earned during the period           $ 2,887              $  2,769       $  2,231

Plus (less):
 Interest cost on projected benefit obligation      7,003           6,669          6,406
 Return on plan assets at expected long-term rate           (7,842)               (7,204)             (6,488)
 Amortization                                          61             270            131
                                                  -------         -------        -------
 Net pension cost                                 $ 2,109         $ 2,504        $ 2,280
                                                  =======         =======        =======
 Actual return on plan assets                     $18,362         $12,672        $17,108
                                                  =======         =======        =======
Year ended December 31,                        1998           1997             1996           1995
                                               ----           ----             ----           ----
Assumptions used to determine pension cost:
 Discount rate                                6.75%          7.25%            7.25%          8.25%
 Average rate of increase in
  future compensation levels                  4.13%          4.13%            4.13%          4.63%
 Expected long-term rate of
  return on assets                            8.50%          8.50%            8.50%          8.75%


  The funded status of the plans cannot be presented separately for the Company as the Company participates in the plans with other NEES subsidiaries. The following table sets forth the funded status of the NEES companies' plans at December 31:

At December 31, (In millions)                       1997         1996
-----------------------------------------------------------------------
Benefits earned
 Actuarial present value of
  accumulated benefit liability:
  Vested                                            $647         $640
  Non-vested                                          18           19
                                                    ----         ----
  Total                                             $665         $659
                                                    ====         ====
Reconciliation of funded status
 Actuarial present value of
  projected benefit liability                       $757         $753
 Unrecognized prior service costs                     (8)          (9)
 FAS No. 87 transition liability
  not yet recognized (amortized)                      (1)          (1)
 Net gain (loss) not yet recognized (amortized)                    61             40
                                                    ----         ----
                                                     809          783
                                                    ----         ----
 Pension fund assets at fair value                   834          812
 FAS No. 87 transition asset
  not yet recognized (amortized)                      (8)         (10)
                                                    ----         ----
                                                     826          802
                                                    ----         ----
 Accrued pension/(prepaid)
  payments recorded on books                        $(17)        $(19)
                                                    ----         ----

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


  The Company's total cost of PBOPs for 1997, 1996, and 1995 included the following components:

Year ended December 31, (In thousands)         1997       1996       1995
----------------------------------------------------------------------------
Service cost - benefits earned
 during the period                          $ 1,363    $ 1,407    $ 1,344
Plus (less):
 Interest cost on accumulated
  benefit obligation                          3,545      3,580      4,013
 Return on plan assets at expected
  long-term rate                             (2,343)               (1,832)             (1,374)
 Amortization                                 1,581      1,867      2,079
                                            -------    -------    -------
   Net postretirement benefit cost          $ 4,146    $ 5,022    $ 6,062
                                            =======    =======    =======
   Actual return on plan assets             $ 5,387    $ 3,572    $ 4,137
                                            =======    =======    =======

Year ended December 31                         1998           1997             1996           1995
----------------------------------------------------------------------------
Assumptions used to determine
 postretirement benefit cost:
   Discount rate                              6.75%          7.25%            7.25%          8.25%
   Expected long-term rate of
    return on assets                          8.25%          8.25%            8.25%          8.50%
   Health care cost rate - 1995 to 1999       5.25%          8.00%            8.00%          8.50%
   Health care cost rate - 2000 to 2004       5.25%          6.25%            6.25%          8.50%
   Health care cost rate - 2005 and beyond           5.25%          5.25%                    5.25%          6.25%

 The following table sets forth the Company's benefits earned and the plans' funded status:

At December 31, (In millions)                         1997           1996
----------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
 Retirees                                              $29            $32
 Fully eligible active plan participants                 2              2
 Other active plan participants                         20             20
                                                       ---            ---
   Total benefits earned                                51             54
Unrecognized transition obligation                     (38)           (41)
Unrecognized net gain                                   21             13
                                                       ---            ---
                                                        34             26
                                                       ---            ---
Plan assets at fair value                               34             29
                                                       ---            ---
Prepaid postretirement benefit
 costs recorded on books                               $ -             $3
                                                       ===            ===

  The plans' funded status at December 31, 1997 and 1996 were calculated using the assumed rates in effect for 1998 and 1997, respectively.

  The assumptions used in the health care cost trends have a significant effect on the amounts reported. Increasing the assumed rates by 1 percent in each year would increase the accumulated postretirement benefit obligation as of December 31, 1997 by approximately $6 million and the net periodic cost for 1997 by approximately $0.8 million.

  The Company funds the annual tax-deductible contributions.
Plan assets are invested in equity and debt securities and cash equivalents.

Note F - Income Taxes

  The Company and other subsidiaries participate with NEES in filing consolidated federal income tax returns. The Company's income tax provision is calculated on a separate return basis. Federal income tax returns have been examined and reported on by the Internal Revenue Service through 1993.

Total income taxes in the statements of income are as follows:

Year ended December 31, (In thousands)             1997              1996           1995
----------------------------------------------------------------
Income taxes charged to operations              $90,009           $91,894        $91,051
Income taxes charged (credited) to
 "Other income"                                    (373)              555            353
                                                -------           -------        -------
   Total income taxes                           $89,636           $92,449        $91,404
                                                =======           =======        =======

Total income taxes, as shown above, consist of the following components:

Year ended December 31, (In thousands)             1997              1996           1995
----------------------------------------------------------------
Current income taxes                           $102,364           $99,907        $65,721
Deferred income taxes                           (10,705)           (5,435)        27,188
Investment tax credits, net                      (2,023)           (2,023)        (1,505)
                                               --------           -------        -------
   Total income taxes                          $ 89,636           $92,449        $91,404
                                               ========           =======        =======

  Investment tax credits have been deferred and are being amortized over the estimated lives of the property giving rise to the credits.

Total income taxes, as shown above, consist of federal and state components as follows:

Year ended December 31, (In thousands)             1997              1996           1995
----------------------------------------------------------------
Federal income taxes                            $73,077           $76,656        $74,590
State income taxes                               16,559            15,793         16,814
                                                -------           -------        -------
   Total income taxes                           $89,636           $92,449        $91,404
                                                =======           =======        =======

  With regulatory approval from the FERC, the Company has adopted comprehensive interperiod tax allocation (normalization) for temporary book/tax differences.

  Total income taxes differ from the amounts computed by applying the federal statutory tax rates to income before taxes.
The reasons for the differences are as follows:

Year ended December 31, (In thousands)             1997              1996           1995
----------------------------------------------------------------
Computed tax at statutory rate                  $81,963           $85,726        $84,991
Increases (reductions) in tax
 resulting from:
 Amortization of investment
  tax credits                                    (2,023)           (2,023)        (2,227)
 State income taxes, net of
  federal income tax benefit                     10,763            10,265         10,929
 All other differences                           (1,067)           (1,519)        (2,289)
                                                -------           -------        -------
   Total income taxes                           $89,636           $92,449        $91,404
                                                =======           =======        =======

  The following table identifies the major components of total deferred income taxes:

At December 31, (In millions)                           1997         1996
----------------------------------------------------------------
Deferred tax asset:
 Plant related                                         $  87         $ 97
 Investment tax credits                                   22           23
 All other                                                44           46
                                                       -----        -----
                                                         153          166
                                                       -----        -----
Deferred tax liability:
 Plant related                                          (418)        (415)
 Equity AFDC                                             (43)         (45)
 All other                                               (62)         (88)
                                                       -----        -----
                                                        (523)        (548)
                                                       -----        -----
   Net deferred tax liability                          $(370)       $(382)
                                                       =====        =====

Note G - Short-term Borrowings and Other Accrued Expenses

  At December 31, 1997, the Company had $111 million of short-term debt outstanding including $108 million in commercial paper borrowings and $3 million of borrowings from affiliates. NEES and certain subsidiaries, including the Company, with regulatory approval, operate a money pool to more effectively utilize cash resources and to reduce outside short-term borrowings. Short-term borrowing needs are met first by available funds of the money pool participants. Borrowing companies pay interest at a rate designed to approximate the cost of outside short-term borrowings.

  Companies which invest in the pool share the interest earned on a basis proportionate to their average monthly investment in the money pool. Funds may be withdrawn from or repaid to the pool at any time without prior notice.

  At December 31, 1997, the Company had lines of credit and standby bond purchase facilities with banks totaling $375 million which are available to provide liquidity support for commercial paper borrowings and for $372 million of the Company's outstanding variable rate mortgage bonds in tax-exempt commercial paper mode (see Note I) and for other corporate purposes. There were no borrowings under these lines of credit at December 31, 1997. Fees are paid on the lines and facilities in lieu of compensating balances.

  The weighted average rate on outstanding short-term borrowings was 5.7 percent at December 31, 1997. The fair value of the Company's short-term debt equals carrying value.

The components of other accrued expenses are as follows:

At December 31, (In thousands)                             1997           1996
----------------------------------------------------------------
Accrued wages and benefits                              $ 9,838        $ 7,190
Capital lease obligations due within one year             4,333          4,328
Rate adjustment mechanisms                                6,957          4,790
Other                                                     2,426            269
                                                        -------        -------
                                                        $23,554        $16,577
                                                        -------        -------

Note H - Cumulative Preferred Stock

  A summary of cumulative preferred stock at December 31, 1997 and 1996 is as follows (in thousands of dollars except for share data):

                      Shares
                    Authorized                     Dividends     Call
                 and Outstanding      Amount        Declared     Price
------------------------------------------------------------------------------
                        1997            1996            1997            1996           1997           1996
------------------------------------------------------------------------------
$100 Par value
 6.00% Series         75,020          75,020         $ 7,502       $ 7,502              $  451          $ 451             (a)
 4.56% Series        100,000         100,000          10,000        10,000                 456            456        $104.08
 4.60% Series         80,140          80,140           8,014         8,014                 368            368        $101.00
 4.64% Series         41,500          41,500           4,150         4,150                 192            328        $102.56
 6.08% Series        100,000         100,000          10,000        10,000                 608            608        $102.34
 7.24% Series              -               -               -             -                   -            363        $103.06
------------------------------------------------------------------------------
   Total             396,660         396,660         $39,666       $39,666              $2,075         $2,574

(a) Noncallable.

  The annual dividend requirement for total cumulative preferred stock was $2,075,000 for 1997 and for 1996.

  During 1997, the Company's parent, NEES, purchased preferred stock of the Company with a par value of $29 million.

  In August 1996, the Company repurchased $6 million of its 4.64 percent series of cumulative preferred stock. In May 1996, the Company redeemed all ($15 million) of its 7.24 percent series of cumulative preferred stock.

Note I - Long-term Debt

A summary of long-term debt is as follows:

At December 31, (In thousands)

Series      Rate %        Maturity                       1997        1996
-----------------------------------------------------------------------------
General and Refunding Mortgage Bonds:
Y(94-3)     8.10          December 22, 1997                        $3,000
W(93-2)     6.17          February 2, 1998             $4,300       4,300
W(93-4)     6.14          February 2, 1998              1,300       1,300
W(93-5)     6.17          February 3, 1998              5,000       5,000
W(93-7)     6.10          February 4, 1998             10,000      10,000
W(93-9)     6.04          February 4, 1998             29,400      29,400
Y(94-4)     8.28          December 21, 1999            10,000      10,000
W(93-6)     6.58          February 10, 2000             5,000       5,000
Y(95-1)     7.94          February 14, 2000             5,000       5,000
Y(95-2)     7.93          February 14, 2000            10,000      10,000
Y(95-3)     7.40          March 21, 2000               10,000      10,000
Y(95-4)     6.69          June 5, 2000                 25,000      25,000
W(93-1)     7.00          February 3, 2003             25,000      25,000
Y(94-2)     8.33          November 8, 2004             10,000      10,000
K           7.25          October 15, 2015             38,500      38,500
X           variable      March 1, 2018                79,250      79,250
R           variable      November 1, 2020            135,850     135,850
S           variable      November 1, 2020             50,600      50,600
U           8.00          August 1, 2022              134,500     170,000
V           variable      October 1, 2022             106,150     106,150
Y(94-1)     8.53          September 20, 2024            5,000       5,000
Unamortized discounts                                  (2,130)     (2,344)
                                                     --------    --------
Total long-term debt                                  697,720     736,006
                                                     ========    ========
Long-term debt due in one year                                    (50,000)             (3,000)
                                                     --------    --------
                                                     $647,720    $733,006
                                                     ========    ========

  Substantially all of the properties and franchises of the Company are subject to the lien of the mortgage indentures under which the general and refunding mortgage bonds have been issued.

  The Company will make cash payments of $50 million in 1998, $10 million in 1999, and $55 million in 2000 to retire maturing mortgage bonds. There are no cash payments required in either 2001 or 2002.

  The terms of $372 million of variable rate PCRBs collateralized by the Company's mortgage bonds at December 31, 1997 require the Company to reacquire the bonds under certain limited circumstances. At December 31, 1997, interest rates on the Company's variable rate bonds ranged from 3.70 percent to 4.85 percent. See Note C for information on potential bond defeasance.

  At December 31, 1997, the Company's long-term debt had a carrying value of $700,000,000 and had a fair value of approximately $721,000,000. The fair value of debt that reprices frequently at market rates approximates carrying value. For all other debt, the fair market value of the Company's long-term debt was estimated based on the quoted prices for similar issues or on the current rates offered to the Company for debt of the same remaining maturity.

Note J - Restrictions on Retained Earnings Available for Dividends on Common Stock

  Pursuant to the provisions of the Articles of Organization and the By-Laws relating to the Dividend Series Preferred Stock, certain restrictions on payment of dividends on common stock would come into effect if the "junior stock equity" was, or by reason of payment of such dividends became, less than 25 percent of "Total capitalization." However, the junior stock equity at December 31, 1997 was 55 percent of total capitalization, including long-term debt due in one year, and, accordingly, none of the Company's retained earnings at December 31, 1997 were restricted as to dividends on common stock under the foregoing provisions.

  Under restrictions contained in the indentures relating to general and refunding mortgage bonds (Series K), none of the Company's retained earnings at December 31, 1997 were restricted as to dividends on common stock. However, a portion of the Company's retained earnings (less than $30 million) may be restricted due to regulatory requirements related to hydroelectric licensed projects.

Note K - Supplementary Income Statement Information

  Advertising expenses, expenditures for research and development, and rents were not material and there were no royalties paid in 1997, 1996, or 1995. Taxes, other than income taxes, charged to operating expenses are set forth by classes as follows:

Year ended December 31, (In thousands)           1997                1996           1995
----------------------------------------------------------------
Municipal property taxes                      $59,102             $58,942        $49,807
Federal and state payroll
 and other taxes                                8,209               7,474          8,909
                                              -------             -------        -------
                                              $67,311             $66,416        $58,716
                                              =======             =======        =======

  New England Power Service Company, an affiliated service company operating pursuant to the provisions of Section 13 of the Public Utility Holding Company Act of 1935, furnished services to the Company at the cost of such services. These costs amounted to $91,985,000, $85,124,000, and $106,411,000, including capitalized construction costs of $24,347,000, $19,412,000, and $24,671,000, for each of the years 1997, 1996, and 1995, respectively.

New England Power Company
Selected Financial Information

Year ended December 31,
(In millions)                             1997   1996    1995   1994    1993
-----------------------------------------------------------------------------------
Operating revenue:
 Electric sales (excluding
  fuel cost recovery)                   $  921 $  918  $  941 $  942  $  939
 Fuel cost recovery                        696    642     594    563     576
 Other                                      61     40      36     36      34
                                ------  ------ ------  ------ ------
Total operating revenue                        $1,678  $1,600 $1,571  $1,541 $1,549
Net income                              $  145 $  152  $  151 $  149  $  141
Total assets                            $2,763 $2,648  $2,648 $2,613  $2,441
Capitalization:
 Common equity                          $  913 $  906  $  889 $  877  $  850
 Cumulative preferred stock                 40     40      61     61      61
 Long-term debt                            648    733     735    695     667
                                ------  ------ ------  ------ ------
Total capitalization                    $1,601 $1,679  $1,685 $1,633  $1,578
Preferred dividends declared            $    2 $    3  $    3 $    3  $    5
Common dividends declared               $  135 $  134  $  135 $  119  $  111
                                ------  ------ ------  ------ ------

Selected Quarterly Financial Information (Unaudited)

                                First     Second       Third     Fourth
(In thousands)                 Quarter    Quarter    Quarter     Quarter
                              -------    -------      -------   -------
1997
Operating revenue                  $438,048          $396,049             $443,774            $400,032
Operating income               $     50,652          $ 30,028             $ 64,535            $ 45,637
Net income                         $ 37,945          $ 19,515             $ 52,019            $ 35,064

1996
Operating revenue                  $400,460          $375,001             $431,420            $393,428
Operating income                   $ 55,277          $ 39,628             $ 63,782            $ 45,074
Net income                         $ 40,973          $ 26,768             $ 52,559            $ 32,183

       Per share data is not relevant because the Company's common stock is wholly owned by New England Electric System.

       A copy of New England Power Company's Annual Report on Form 10-K to the Securities and Exchange Commission for the year ended December 31, 1997 will be available on or about April 1, 1998, without charge, upon written request to New England Power Company, Shareholder Services Department, 25 Research Drive, Westborough, Massachusetts 01582.