Form 10-K, Exhibit 13
period 1997-12-31
NEW ENGLAND ELECTRIC SYSTEM; MASSACHUSETTS ELECTRIC CO; NARRAGANSETT ELECTRIC CO; NEW ENGLAND POWER CO
filed 1998-03-31
CIK 71297, 63073, 69659, 71337

Annual Report 1997
Massachusetts Electric Company

A Subsidiary of
New England Electric System


























                              [LOGO] Massachusetts Electric
                              A NEES Company

Massachusetts Electric Company
25 Research Drive,
Westborough, Massachusetts 01582

Directors
(As of March 18, 1998)

Cheryl A. LaFleur
Senior Vice President, General Counsel, and Secretary of New
England Electric System

Robert L. McCabe
Chairman of the Company and of certain affiliates

Lydia M. Pastuszek
Senior Vice President of the Company
and of certain affiliates

Lawrence J. Reilly
President and Chief Executive Officer of the Company and of certain affiliates

Christopher E. Root
Senior Vice President of the Company
and of certain affiliates

Richard P. Sergel
President and Chief Executive Officer of New England Electric
System

Dennis E. Snay
Senior Vice President of the Company and of an affiliate

Officers
(As of March 18, 1998)

Robert L. McCabe
Chairman of the Company and of certain affiliates

Lawrence J. Reilly
President and Chief Executive Officer of the Company and of certain affiliates

Lydia M. Pastuszek
Senior Vice President of the
Company and of certain affiliates

Christopher E. Root
Senior Vice President of the Company and of certain affiliates

Dennis E. Snay
Senior Vice President of the Company
and of an affiliate

John C. Amoroso
Vice President of the Company and of an affiliate

William J. Flaherty
Vice President of the Company

Andrea Foley-Stapleford
Vice President of the Company

Richard W. Frost
Vice President of the Company and of certain affiliates

Charles H. Moser
Vice President of the Company

Joseph D. Newman*
Vice President of the Company

Kwong O. Nuey
Vice President of the Company

Nancy H. Sala
Vice President of the Company

John G. Upham II
Vice President of the Company

John G. Cochrane
Treasurer of the Company and of certain affiliates, Assistant
Treasurer of an affiliate, Vice President of an affiliate and Treasurer of New England Electric System

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

Massachusetts Electric Company

  Massachusetts Electric Company (the Company) is a wholly owned subsidiary of New England Electric System (NEES) operating in Massachusetts. The Company's business is the distribution of electricity at retail. Electric service is provided to approximately 970,000 customers in 146 cities and towns having a population of approximately 2,160,000 (1990 Census). The Company's service area covers approximately 43 percent of Massachusetts. The cities and towns served by the Company include the highly diversified commercial and industrial cities of Worcester, Lowell, and Quincy, the Interstate 495 high technology belt, and many suburban communities and rural towns. The principal industries served include computer manufacturing and related businesses, electrical and industrial machinery, plastic goods, fabricated metals and paper, and chemical products. In addition, a broad range of professional, banking, medical, and educational institutions is served. In November 1997, legislation was enacted in the Commonwealth of Massachusetts which provides the Company's customers with choice of power supplier beginning on March 1, 1998.

  The properties of the Company consist principally of substations and distribution lines interconnected with transmission and other facilities of New England Power Company
(NEP), the Company's generation and transmission affiliate. The Company purchased all of its electrical requirements from NEP under a contract which obligated NEP to furnish such requirements at its standard resale rate. In accordance with a settlement reached in February 1997 and approved in November 1997, this contract has been amended, effective March 1, 1998. The amendment both terminates the all-requirements provision of the contract and allows NEP to recover its above-market generation commitments through a transition access charge, which the Company will collect from its customers.

  For further information, please refer to the "Industry
Restructuring" section of Financial Review.

Report of Independent Accountants

Massachusetts Electric Company, Westborough, Massachusetts:

  We have audited the accompanying balance sheets of Massachusetts Electric Company (the Company), a wholly owned subsidiary of New England Electric System, as of December 31, 1997 and 1996 and the related statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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


Boston, Massachusetts         COOPERS & LYBRAND L.L.P.
March 2, 1998

Massachusetts Electric Company
Financial Review

Industry Restructuring

  Historically, electric utilities have provided their customers bundled electric service within exclusive service territories. As a result of a number of trends, including a disparity in electric rates among regions of the country and new regulations and legislation intended to foster competition, distribution customers are being allowed to choose their power supplier, with incumbent utilities required to deliver that electricity over their transmission and distribution systems.

  When customers are allowed to choose their power supplier, utilities face the risk that market prices may not be sufficient to recover the costs of the commitments (generation related) incurred to supply customers under a regulated structure. The amounts by which such costs exceed market prices are commonly referred to as "stranded costs." The Company and NEP reached a settlement agreement with parties representing all of the Company's distribution customers (the Massachusetts Settlement). The Massachusetts Settlement provides for the recovery of stranded costs.

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

  In December 1997, the Massachusetts Department of Telecommunications and Energy (MDTE) (formerly the Massachusetts Department of Public Utilities (MDPU)) found that the Massachusetts Settlement substantially complies with or is consistent with the Massachusetts statute. The Massachusetts Settlement was also conditionally approved by the Federal Energy Regulatory Commission (FERC) in November 1997, subject to a compliance filing to clarify the impact of the settlement on nonsettling parties.

  In accordance with the Massachusetts Settlement, NEP's wholesale contract with the Company has been amended effective March 1, 1998. The Massachusetts Settlement provides that NEP's stranded costs (the Company's share is 73 percent) will be recovered from distribution customers through a transition access charge, which will be collected by the Company. Under the Massachusetts Settlement, the recovery of NEP's stranded costs is divided into several categories. Unrecovered costs associated with generating plants and regulatory assets would be recovered over 12 years and would earn a return on equity of 9.4 percent. The above-market component of purchased power contracts and nuclear decommissioning costs would be recovered as incurred over the life of those obligations, a period expected to extend beyond 12 years. Initially, the transition access charge was set at 2.8 cents per kilowatthour (kWh). The MDTE has approved a reduction of the initial transition access charge to 2.7 cents per kWh. NEP's filing with the FERC to approve this reduction is pending. The Company has already reflected the lower transition access charge amount in its rates. The transition access charge would be reduced further upon completion of the sale of NEP's nonnuclear generating business, as described below.

  In addition to addressing customer choice and the recovery of stranded costs, the Massachusetts Settlement also required the NEES companies to divest their nonnuclear generating business.
In August 1997, NEP and the Company's Rhode Island affiliate, The Narragansett Electric Company (Narragansett Electric), entered into an agreement to sell substantially all of their nonnuclear generating business to USGen New England, Inc. (USGen), an indirect wholly owned subsidiary of PG&E Corporation. See "Divestiture of Generating Business" below. The net proceeds from the sale of the nonnuclear generating business to USGen will be used to reduce the transition access charge to approximately
1.5 cents per kWh. In addition, the FERC accepted the NEES companies' proposal in conjunction with their divestiture filing that the recovery of the remaining above-market nuclear generating plant investment and regulatory assets be completed by the end of the year 2000.

  The Massachusetts Settlement also establishes distribution rates for the Company. On March 1, 1998, the Company's distribution rates were set at a level approximately $45 million above the level embedded in its previously bundled rates, with such rates then frozen through the year 2000. This increase reflects changes to the distribution cost of service that include an $11 million increase in annual depreciation expense, a $3 million annual contribution to a storm fund, and increased amortization of unfunded deferred income taxes of approximately $1 million over six years. The Massachusetts restructuring legislation also expanded the eligibility for certain rate discount programs, the cost of which is uncertain at this time. From 1998 through 2000, the Company's return on equity will be subject to a floor of 6 percent and a ceiling of 11 percent. Earnings over the ceiling will be shared equally between customers and shareholders up to a maximum of 12.5 percent. This sharing results in an effective cap on the Company's return on equity of 11.75 percent, excluding certain limited incentive opportunities. To the extent that earnings fall below the floor, the Company will be authorized to surcharge customers for the shortfall. The statute also imposes an inflation cap through March 1, 2005 on the total rates for customers who have not chosen a power supplier. If this inflation cap is triggered, under the Massachusetts Settlement the recovery of stranded investment costs would be deferred. This inflation cap does not apply to any surcharge triggered by the rate of return floor.

  The Massachusetts Settlement also eliminated the Company's purchased power cost adjustment (PPCA) mechanism as of July 31, 1996. This mechanism allowed the Company to recover purchased power rate changes from NEP and the effects of NEP's seasonal rates. The Massachusetts Settlement required that the Company's net $18 million PPCA refund liability balance at July 31, 1996 be transferred on its books to establish a storm contingency fund account of $3 million initially, with the remainder applied to reduce regulatory assets for hazardous waste costs.

  A referendum question which asks voters to repeal the Massachusetts statute is expected to be on the ballot in November 1998. The Company is unable to predict the outcome. While by itself, repeal of the statute is not expected to materially impair the effectiveness of the previously approved Massachusetts Settlement, the potential exists that following repeal, there could be legislative or regulatory actions which could be materially adverse to the Company.

Divestiture of Generating Business

  As described above, in August 1997, NEP and Narragansett Electric (collectively, the Sellers) reached an agreement to sell their nonnuclear generating business to USGen. The nonnuclear generating business includes three fossil-fueled and 15 hydroelectric generating stations, totaling approximately 4,000 megawatts (MW) of capacity, as well as NEES' 100 percent interest in Narragansett Energy Resources Company, a 20 percent general partner in the Ocean State Power project, all of which has a book value of $1.1 billion. USGen will pay the Sellers $1.59 billion in cash, of which $225 million will be contingent upon the introduction of customer choice of power supplier in Massachusetts. Based on the enactment of the Massachusetts statute, the NEES companies believe that the conditions for payment of the full purchase price have been met. USGen will also reimburse the NEES companies for $85 million of costs associated with early retirement and special severance programs for employees affected by industry restructuring.

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

  Upon completion of the divestiture of NEP's nonnuclear generating business, the Company's share of NEP's stranded costs that will be recovered from the Company's customers through the transition access charge will be reduced from approximately $3.3 billion to $1.5 billion.

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

Risk Factors

  This annual report contains statements that may be considered forward looking statements as defined under the securities laws. Actual results may differ materially for the reasons discussed in this Financial Review. While the Company believes that the previously described settlement and legislation and the sale agreement with USGen and other developments constitute substantial progress in reducing the impacts associated with industry restructuring, significant risks remain. These include, but are not limited to: (i) the potential that ultimately the Massachusetts Settlement will not be implemented in the manner anticipated by the Company, (ii) the possibility that a voter referendum in November 1998 could overturn the Massachusetts legislation, followed by materially adverse legislative or regulatory actions, (iii) the possibility of federal legislation that would increase the risks above those contained in the Massachusetts Settlement and statute, and (iv) the failure of NEP and Narragansett Electric to complete the sale of the nonnuclear generating business to USGen. The major risk factors affecting the Company relate to the possibility of adverse regulatory or judicial decisions or legislation which limit the level of revenues the Company is allowed to charge for its services or affect the costs the Company incurs.

Accounting Implications

  Historically, electric utility rates have been based on a utility's costs. As a result, electric utilities are subject to certain accounting standards that are not applicable to other business enterprises in general. Statement of Financial Accounting Standards No. 71, Accounting for the Effects of Certain Types of Regulation (FAS 71), requires regulated entities, in appropriate circumstances, to establish regulatory assets, and thereby defer the income statement impact of certain items of income and expense expected to be reflected in future rates. At December 31, 1997, the Company had approximately $18 million in net regulatory assets in compliance with FAS 71.

  The Company believes the Massachusetts Settlement and statute will enable the Company to recover through rates its specific costs of providing ongoing distribution services and stranded costs billed to it by NEP. The Company believes these factors will allow it to continue to apply FAS 71.

  Despite the progress made to date, it is possible that future regulatory rules or other circumstances could cause the application of FAS 71 to be discontinued, which would result in a noncash write-off of previously established regulatory assets related to the affected operations.

Overview of Financial Results

  Net income for 1997 increased $28 million compared with 1996. The increase was primarily due to the reversal of prior period refund accruals related to the Company's rate mechanisms and a
2.0 percent increase in kWh deliveries. Partially offsetting the higher earnings were increased operation and maintenance costs, increased depreciation, and increased income taxes.

  Net income for 1996 increased $9 million compared with 1995, reflecting a 1995 rate increase, growth in sales, and decreased demand charges from NEP, partially offset by increased operation and maintenance expense and reduced revenues due to rate adjustment mechanisms.

Operating Revenue

  The following table summarizes the changes in operating revenue:

            Increase (Decrease) in Operating Revenue
  (In millions)                                            1997           1996
                                                           ----           ----
Sales and deliveries growth                                           $19                           $ 5
Fuel recovery                                                          26                            13
PPCA mechanism                                                         35                            (6)
Rate changes                                                            -                            23
Demand-side management (DSM) recovery                                   4                            (5)
Other                                                                   2                             3
                                                                      ---                           ---
                                                            $          86              $             33
                                                                      ===                           ===

  For a discussion of fuel recovery, see the fuel costs discussion in the "Operating Expenses" section.

  The PPCA rate mechanism was designed to allow the Company to pass on to its customers changes in purchased energy costs resulting from rate increases or decreases by NEP. The mechanism was eliminated as of July 31, 1996 upon approval of the Massachusetts Settlement in November 1997. Pending final approval of the settlement, the Company accrued additional potential refund provisions of $9 million for the last five months of 1996 and $7 million for the first nine months of 1997. Upon approval of the settlement, these refund provisions were all reversed in the fourth quarter of 1997, thereby increasing revenues. The Company had accrued refund provisions of $17 million during the first seven months of 1996, which were part of the net $18 million PPCA balance at July 31, 1996 discussed in "Industry Restructuring." In the future, to the extent the Company is required to purchase energy for customers, a reconciliation mechanism will allow the Company to recover its purchased energy costs.

  KWh deliveries increased 2.0 percent in 1997 and reflects the effects of an improving regional economy.

  The Company received approval from the MDPU to recover demand-side management (DSM) program expenditures in rates on a current basis through 1997. These expenditures were $51 million, $48 million, and $53 million in 1997, 1996, and 1995, respectively. The Massachusetts Settlement and statute provide for recovery of DSM-related costs. The Company has filed DSM program expenditure plans with the MDTE for the period 1998 through 2002, and has received interim MDTE approval, subject to further MDTE review and modification based on comments by the Massachusetts Division of Energy Resources (DOER) and other parties. The Company subsequently filed a comprehensive Offer of Settlement with the

MDTE resolving all issues raised by the DOER and other settling parties relating to the Company's DSM program for the period 1998-2002. Since 1990, the Company has been allowed to earn incentives based upon the results of its DSM programs. The Company recorded before-tax incentives of $7.0 million, $5.7 million, and $5.1 million in 1997, 1996, and 1995, respectively.

Operating Expenses

  The following table summarizes the changes in operating expenses:

           Increase (Decrease) in Operating Expenses
  (In millions)                                            1997          1996
                                                           ----          ----
Purchased electric energy:
  Fuel costs                                                $26           $13
  Purchases and demand charges from NEP                      (2)           (6)
Other operation and maintenance:
  DSM                                                         3            (5)
  Other                                                       9            12
Depreciation                                                  2             3
Taxes                                                        18             6
                                                            ---           ---
                                                            $56           $23
                                                            ===           ===

  The increase in fuel costs in 1997 is due to increased replacement power fuel purchases by NEP due to the reduced generation from partially owned nuclear units. These costs were passed on to the Company through NEP's fuel clause. The Company, in turn, passed these costs on to its customers. The 1996 increase reflects increased purchases as well as increased gas pipeline demand charges being recovered by NEP through its fuel adjustment clause in connection with NEP's Manchester Street plant entering service in the second half of 1995. Effective March 1, 1998, the Company terminated its power purchases under NEP's fuel clause, and the rates in effect for sales on and after March 1, 1998 no longer include a fuel clause.

  Other operation and maintenance expenses increased in 1997 primarily due to increased distribution-system related costs, including increased tree-trimming expenditures. The increase also reflects increased transmission wheeling charges from NEP related to the use of NEP's transmission network for the Company's pilot program. The increase in 1996 reflects start-up costs of a new customer service center, and increased general and administrative expenses including increased postretirement benefits other than pensions (PBOPs) commensurate with additional amounts being recovered from customers. The Company is recovering deferred PBOP expenses over five years.

Hazardous Waste

  The electric utility industry typically utilizes and/or generates in its operations a range of potentially hazardous products and by-products. The most prevalent types of hazardous waste sites with which the Company has been associated are manufactured gas locations. (Until the early 1970's, NEES was a combined electric and gas holding company system.) The Company is aware of approximately 35 such manufactured gas locations, including eight for which the Company has been identified by either federal or state environmental regulatory agencies as a potentially responsible party, located in Massachusetts. The Company has reported the existence of all manufactured gas locations of which it is aware to state environmental regulatory agencies. The Company is engaged in various phases of investigation and remediation work at 17 of the manufactured gas locations. The Company is currently aware of other possible hazardous waste sites, and may in the future become aware of additional sites, that they may be held responsible for remediating.

  In 1993, the MDPU approved a settlement agreement that provides for rate recovery of remediation costs of former manufactured gas sites and certain other hazardous waste sites in Massachusetts. A more detailed discussion of this settlement agreement and of potential hazardous waste liabilities is contained in Note D-2 of the Notes to the Financial Statements. Predicting the potential costs to investigate and remediate hazardous waste sites continues to be difficult. At December 31, 1997, the Company had total reserves of $35 million. The Company believes that hazardous waste liabilities for all sites of which it is aware, and which are not covered by a rate agreement, are not material to its financial position.

Year 2000 Computer Issues

  In the next two years, most large companies will face a potentially serious information systems (computer) problem because most software applications and operational programs written in the past will not properly recognize calendar dates beginning in the year 2000. This could force computers to either shut down or lead to incorrect calculations. The NEES companies began the process of identifying the changes required to their computer programs and hardware during 1996. The necessary modifications to the NEES companies' centralized financial, customer, and operational information systems are expected to be completed by the end of 1998. Noncentralized systems are also being reviewed for Year 2000 problems. The NEES companies believe total costs associated with making the necessary modifications to all centralized and noncentralized systems will be approximately $25 million, of which approximately $8 million has been incurred as of December 31, 1997. Most of the remaining costs are expected to be incurred prior to December 31, 1998.
The Company's share of the total costs is expected to be approximately $12 million.

New Accounting Standards

  In 1997, the Financial Accounting Standards Board released two new Statements of Financial Accounting Standards (FAS), FAS 130 and FAS 131, both of which will go into effect in 1998. FAS 130, Reporting Comprehensive Income, requires the reporting in financial statements of a new additional item called comprehensive income, which will incorporate amounts not previously included in reported net income. FAS 131, Disclosure about Segments of an Enterprise and Related Information, requires the reporting in financial statements of certain new additional information about operating segments of a business. The Company does not believe these new accounting standards will have a significant impact on its future reporting requirements.

Utility Plant Expenditures and Financing

  Cash expenditures for utility plant totaled $88 million in 1997. The funds necessary for utility plant expenditures during 1997 were primarily provided by net cash from operating activities, after the payment of dividends and long-term debt issuances. Cash expenditures for utility plant for 1998 are estimated to be approximately $85 million. Internally generated funds are expected to meet approximately 80 percent of capital expenditure requirements in 1998.

  In 1997, the Company issued $15 million of first mortgage bonds, bearing an interest rate of 7.39 percent. In 1997, the Company also retired $30 million of maturing long-term debt. The Company plans to issue $15 million of long-term debt in 1998 to fund capital expenditures and $40 million to retire $20 million of maturing debt and refinance higher rate bonds. The Company has issued $25 million of this long-term debt to date in 1998.

  In 1997, the Company retired preferred stock with an aggregate par value of $34 million. Total premiums paid of $3.7 million in connection with the preferred stock retirement were charged to retained earnings.

  At December 31, 1997, the Company had $35 million of short-term debt outstanding including $30 million of commercial paper borrowings and $5 million of borrowings from affiliates. As of December 31, 1997, the Company had lines of credit with banks totaling $65 million which are available to provide liquidity support for commercial paper borrowings and other corporate purposes. There were no borrowings under these lines of credit at December 31, 1997.


Massachusetts Electric Company
Statements of Income

Year Ended December 31,
(In thousands)                             1997        1996      1995
----------------------------------------------------------------------------------
Operating revenue                       $1,624,085  $1,538,537 $1,505,676
                                        ----------  ---------- ----------
Operating expenses:
 Purchased electric energy, principally
  from New England Power Company,
  an affiliate                           1,145,047   1,120,709  1,113,673
 Other operation                           217,150     211,663    206,660
 Maintenance                                36,906      31,102     29,525
 Depreciation                               49,694      47,357     44,829
 Taxes, other than income taxes             31,143      30,559     30,022
 Income taxes                               42,454      25,186     19,297
                                        ----------  ---------- ----------
   Total operating expenses              1,522,394   1,466,576  1,444,006
                                        ----------  ---------- ----------

Operating income                           101,691      71,961     61,670
Other income (expense), net                 (1,536)     (1,213)      (541)
                                        ----------  ---------- ----------
   Operating and other income              100,155      70,748     61,129
                                        ----------  ---------- ----------
Interest:
 Interest on long-term debt                 27,612      27,089     25,901
 Other interest                              7,214       6,473      6,784
 Allowance for borrowed funds used during
  construction - credit                       (429)       (740)      (657)
                                        ----------  ---------- ----------
   Total interest                           34,397      32,822     32,028
                                        ----------  ---------- ----------
Net income                              $   65,758  $   37,926 $   29,101
                                        ==========  ========== ==========

Statements of Retained Earnings

Year Ended December 31, (In thousands)        1997        1996       1995
-----------------------------------------------------------------------------
Retained earnings at beginning of year  $  165,936  $  150,308 $  136,911
Net income                                  65,758      37,926     29,101
Dividends declared on cumulative
 preferred stock                            (2,821)     (3,114)    (3,114)
Dividends declared on common stock,
 $10.00, $8.00, and $5.25 per
 share, respectively                       (23,981)    (19,184)   (12,590)
Premium on redemption of preferred stock    (3,736)          -          -
                                        ----------  ---------- ----------
Retained earnings at end of year        $  201,156  $  165,936 $  150,308
                                        ==========  ========== ==========

The accompanying notes are an integral part of these financial statements.

Massachusetts Electric Company
Balance Sheets

At December 31, (In thousands)                             1997       1996
------------------------------------------------------------------------------
Assets
Utility plant, at original cost                 $1,579,309 $1,509,896
Less accumulated provisions for depreciation       465,796    430,585
                                                ---------- ----------
                                                 1,113,513  1,079,311
Construction work in progress                       13,363      9,119
                                                ---------- ----------
   Net utility plant                             1,126,876  1,088,430
                                                ---------- ----------
Current assets:
Cash                                                 6,743      2,356
Accounts receivable:
 From sales of electric energy                     158,627    165,866
 Other (including $1,321 and $1,605 from affiliates) 2,112      2,600
   Less reserves for doubtful accounts              12,808     13,146
                                                ---------- ----------
                                                   147,931    155,320
 Unbilled revenues (Note A-3)                       49,513     43,390
 Materials and supplies, at average cost             9,599      8,820
 Prepaid and other current assets                   22,255     25,923
                                                ---------- ----------
   Total current assets                            236,041    235,809
                                                ---------- ----------
Deferred charges and other assets (Note B)          45,450     66,019
                                                ---------- ----------
                                                $1,408,367 $1,390,258
                                                ========== ==========
Capitalization and Liabilities
Capitalization:
 Common stock, par value $25 per share,
  authorized and outstanding 2,398,111 shares    $  59,953 $   59,953
 Premium on capital stock                           45,945     45,862
 Other paid-in capital                             193,224    155,310
 Retained earnings                                 201,156    165,936
 Unrealized gain on securities, net                    129          -
                                                ---------- ----------
   Total common equity                             500,407    427,061
 Cumulative preferred stock (Note H)                15,739     50,000
 Long-term debt                                    338,387    343,321
                                                ---------- ----------
   Total capitalization                            854,533    820,382
                                                ---------- ----------
Current liabilities:
 Long-term debt due in one year                     20,000     30,000
 Short-term debt (including $4,800
  and $5,275 to affiliates)                         34,700     43,775
 Accounts payable (including $179,211
  and $157,603 to affiliates)                      195,023    178,263
 Accrued liabilities:
  Taxes                                              8,275        961
  Interest                                           9,183      9,635
  Other accrued expenses (Note G)                   22,081     54,833
 Customer deposits                                   4,487      4,308
 Dividends payable                                   5,036      7,973
                                                ---------- ----------
   Total current liabilities                       298,785    329,748
                                                ---------- ----------
Deferred federal and state income taxes            179,474    177,778
Unamortized investment tax credits                  15,463     16,566
Other reserves and deferred credits                 60,112     45,784
Commitments and contingencies (Note D)
                                                ---------- ----------
                                                $1,408,367 $1,390,258
                                                ========== ==========

The accompanying notes are an integral part of these financial statements.


Massachusetts Electric Company
Statements of Cash Flows

Year Ended December 31, (In thousands)          1997       1996           1995
-----------------------------------------------------------------------------
Operating activities:
Net income                                  $ 65,758   $ 37,926            $ 29,101
Adjustments to reconcile net income to net
  cash provided by operating activities:
  Depreciation                                49,694     47,357              44,829
  Deferred income taxes and investment
   tax credits, net                              478     (7,850)              6,666
  Allowance for borrowed funds
   used during construction                     (429)                (740)          (657)
  Amortization of unbilled revenues
  Decrease (increase) in accounts
   receivable, net and unbilled revenues       1,266      2,868               4,281
  Decrease (increase) in materials
   and supplies                                 (779)               1,782            922
  Decrease (increase) in prepaid
   and other current assets                    3,668     (3,409)               (931)
  Increase (decrease) in accounts payable                16,760              (3,680)          (159)
  Increase (decrease) in other
   current liabilities                       (25,711)              31,095         (2,326)
  Other, net                                  36,902     (2,430)             (2,340)
                                            --------   --------            --------
   Net cash provided by
    operating activities                    $147,607   $102,919            $ 79,386
                                            --------   --------             -------
Investing activities:
Plant expenditures, excluding allowance
 for funds used during construction         $(87,998)            $(93,828)      $(89,735)
Other investing activities                    (1,408)                (598)        (1,972)
                                            --------   --------            --------
   Net cash used in investing activities    $(89,406)            $(94,426)      $(91,707)
                                            --------   --------            --------
Financing activities:
Capital contributions from parent           $ 37,914   $      -            $ 14,000
Dividends paid on common stock               (26,380)             (13,188)       (24,580)
Dividends paid on preferred stock             (3,359)              (3,114)        (3,114)
Long-term debt - issues                       15,000     20,000              88,000
Long-term debt - retirements                 (30,000)                   -        (35,000)
Preferred stock - retirements                (34,178)                   -              -
Premium on redemption of preferred stock      (3,736)                   -              -
Changes in short-term debt                    (9,075)             (11,675)       (26,370)
                                            --------   --------            --------
   Net cash provided by(used in)
    financing activities                    $(53,814)            $ (7,977)      $ 12,936
                                            --------   --------            --------
Net increase in cash and cash equivalents               $ 4,387            $    516       $    615
Cash and cash equivalents at
 beginning of year                             2,356      1,840               1,225
                                            --------   --------            --------
Cash and cash equivalents at end of year    $  6,743   $  2,356            $  1,840
                                            ========   ========            ========
Supplementary information:
Interest paid less amounts capitalized      $ 31,251   $ 30,569            $ 29,130
                                            --------   --------            --------
Federal and state income taxes
 paid (refunded)                            $ 31,711   $ 39,174            $ (8,026)
                                            --------   --------            --------

The accompanying notes are an integral part of these financial statements.


Massachusetts Electric Company
Notes to Financial Statements

Note A - Significant Accounting Policies

1. Nature of Operations:

   The Company is a wholly owned subsidiary of New England Electric System (NEES) operating in Massachusetts. The Company's business is the distribution of electricity at retail. Electric service is provided to approximately 970,000 customers in 146 cities and towns having a population of approximately 2,160,000 (1990 Census). The Company's service area covers approximately 43 percent of Massachusetts. The properties of the Company consist principally of substations and distribution lines interconnected with transmission and other facilities of New England Power Company (NEP), the Company's generation and transmission affiliate. The Company purchased all of its electric energy requirements from NEP under a contract which obligates NEP to furnish such requirements at its standard resale rate. This contract has been amended to terminate the all-requirements provision of the contract and to allow NEP to recover its above-market generation commitments through a transition access charge, which the Company will collect from its customers. See Note B for a discussion of industry restructuring and Note C for a discussion of NEP's planned divestiture of its nonnuclear generating business.

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

3. Electric Sales Revenue:

   The Company accrues revenues for electricity delivered but not yet billed (unbilled revenues). Accrued revenues are also recorded in accordance with rate adjustment mechanisms, which include the Company's purchased power cost adjustment (PPCA) mechanism. Upon approval of the Massachusetts Settlement in November 1997, the PPCA mechanism was eliminated as of July 31, 1996. Pending final approval of the settlement, the Company had accrued refund reserves of $9 million for the last five months of 1996 and an additional $7 million in the first nine months of 1997. Upon final approval of the settlement, these refund reserves were reversed in the fourth quarter of 1997, thereby increasing revenue.

4. Allowance for Funds Used During Construction (AFDC):

   The Company capitalizes AFDC as part of construction costs. AFDC represents an allowance for the cost of funds used to finance construction. AFDC is capitalized in "Utility plant" with offsetting noncash credits to "Interest." This method is in accordance with an established rate-making practice under which a utility is permitted a return on, and the recovery of, prudently incurred capital costs through their ultimate inclusion in rate base and in the provision for depreciation. The composite AFDC rates were 5.7 percent, 5.4 percent, and 6.0 percent, in 1997, 1996, and 1995, respectively.

5. Depreciation:

   Depreciation is provided annually on a straight-line basis.
The provision for depreciation as a percentage of weighted average depreciable property was 3.3 percent in each of the years
1997, 1996, and 1995.

6. Cash:

   The Company classifies short-term investments with a maturity of 90 days or less at time of purchase as cash.

7. New Accounting Standards:

   In 1997, the Financial Accounting Standards Board released two new Statements of Financial Accounting Standards (FAS), FAS 130 and FAS 131, both of which will go into effect in 1998. FAS 130, Reporting Comprehensive Income, requires the reporting in financial statements of a new additional item called comprehensive income, which will incorporate amounts not previously included in reported net income. FAS 131, Disclosure about Segments of an Enterprise and Related Information, requires the reporting in financial statements of certain new additional information about operating segments of a business. The Company does not believe these new accounting standards will have a significant impact on its future reporting requirements.

Note B - Industry Restructuring

   Historically, electric utilities have provided their customers bundled electric service within exclusive service territories. As a result of a number of trends, including a disparity in electric rates among regions of the country and new regulations and legislation intended to foster competition, distribution customers are being allowed to choose their power supplier, with incumbent utilities required to deliver that electricity over their transmission and distribution systems.

   When customers are allowed to choose their power supplier, utilities face the risk that market prices may not be sufficient to recover the costs of the commitments (generation related) incurred to supply customers under a regulated structure. The amounts by which such costs exceed market prices are commonly referred to as "stranded costs." The Company and NEP reached a settlement agreement with parties representing all of the Company's distribution customers (the Massachusetts Settlement). The Massachusetts Settlement provides for the recovery of stranded costs.

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

   In December 1997, the Massachusetts Department of Telecommunications and Energy (MDTE) (formerly the Massachusetts Department of Public Utilities (MDPU)) found that the Massachusetts Settlement substantially complies with or is consistent with the Massachusetts statute. The Massachusetts Settlement was also conditionally approved by the Federal Energy Regulatory Commission (FERC) in November 1997, subject to a compliance filing to clarify the impact of the settlement on nonsettling parties.

   In accordance with the Massachusetts Settlement, NEP's wholesale contract with the Company has been amended effective March 1, 1998. The Massachusetts Settlement provides that NEP's stranded costs (the Company's share is 73 percent) will be recovered from distribution customers through a transition access charge, which will be collected by the Company. Under the Massachusetts Settlement, the recovery of NEP's stranded costs is divided into several categories. Unrecovered costs associated with generating plants and regulatory assets would be recovered over 12 years and would earn a return on equity of 9.4 percent. The above-market component of purchased power contracts and nuclear decommissioning costs would be recovered as incurred over the life of those obligations, a period expected to extend beyond 12 years. Initially, the transition access charge was set at 2.8 cents per kilowatthour (kWh). The MDTE has approved a reduction of the initial transition access charge to 2.7 cents per kWh. NEP's filing with the FERC to approve this reduction is pending. The Company has already reflected the lower transition access charge amount in its rates. The transition access charge would be reduced further upon completion of the sale of NEP's nonnuclear generating business, as described below.

   In addition to addressing customer choice and the recovery of stranded costs, the Massachusetts Settlement also required the NEES companies to divest their nonnuclear generating business.
In August 1997, NEP and the Company's Rhode Island affiliate, The Narragansett Electric Company (Narragansett Electric), entered into an agreement to sell substantially all of their nonnuclear generating business to USGen New England, Inc. (USGen), an indirect wholly owned subsidiary of PG&E Corporation. See "Divestiture of Generating Business" below. The net proceeds from the sale of the nonnuclear generating business to USGen will be used to reduce the transition access charge to approximately
1.5 cents per kWh. In addition, the FERC accepted the NEES companies' proposal in conjunction with their divestiture filing that the recovery of the remaining above-market nuclear generating plant investment and regulatory assets be completed by the end of the year 2000.

   The Massachusetts Settlement also establishes distribution rates for the Company. On March 1, 1998, the Company's distribution rates were set at a level approximately $45 million above the level embedded in its previously bundled rates, with such rates then frozen through the year 2000. This increase reflects changes to the distribution cost of service that include an $11 million increase in annual depreciation expense, a $3 million annual contribution to a storm fund, and increased amortization of unfunded deferred income taxes of approximately $1 million over six years. The Massachusetts restructuring legislation also expanded the eligibility for certain rate discount programs, the cost of which is uncertain at this time. From 1998 through 2000, the Company's return on equity will be subject to a floor of 6 percent and a ceiling of 11 percent. Earnings over the ceiling will be shared equally between customers and shareholders up to a maximum of 12.5 percent. This sharing results in an effective cap on the Company's return on equity of 11.75 percent, excluding certain limited incentive opportunities. To the extent that earnings fall below the floor, the Company will be authorized to surcharge customers for the shortfall. The statute also imposes an inflation cap through March 1, 2005 on the total rates for customers who have not chosen a power supplier. If this inflation cap is triggered, under the Massachusetts Settlement the recovery of stranded investment costs would be deferred. This inflation cap does not apply to any surcharge triggered by the rate of return floor.

   The Massachusetts Settlement also eliminated the Company's PPCA mechanism as of July 31, 1996. This mechanism allowed the Company to recover purchased power rate changes from NEP and the effects of NEP's seasonal rates. The Massachusetts Settlement required that the Company's net $18 million PPCA refund liability balance at July 31, 1996 be transferred on its books to establish a storm contingency fund account of $3 million initially, with the remainder applied to reduce regulatory assets for hazardous waste costs.

Accounting Implications

   Historically, electric utility rates have been based on a utility's costs. As a result, electric utilities are subject to certain accounting standards that are not applicable to other business enterprises in general. Statement of Financial Accounting Standards No. 71, Accounting for the Effects of Certain Types of Regulation (FAS 71), requires regulated entities, in appropriate circumstances, to establish regulatory assets, and thereby defer the income statement impact of certain items of income and expense expected to be reflected in future rates. At December 31, 1997, the Company had approximately $18 million in net regulatory assets in compliance with FAS 71.

   The Company believes the Massachusetts Settlement and statute will enable the Company to recover through rates its specific costs of providing ongoing distribution services and stranded costs billed to it by NEP. The Company believes these factors will allow it to continue to apply FAS 71.

   Despite the progress made to date, it is possible that future regulatory rules or other circumstances could cause the application of FAS 71 to be discontinued, which would result in a noncash write-off of previously established regulatory assets related to the affected operations.

The components of regulatory assets are as follows:

At December 31, (In thousands)                                                      1997                          1996
------------------------------------------------------------------------------
Regulatory assets (liabilities) included
 in current assets and liabilities:
 Rate adjustment mechanisms (see Note G)               $  2,960       $(40,264)
                                                       --------       --------
Regulatory assets included in deferred charges
 and other reserves and deferred credits:
 Unamortized losses on reacquired debt                    6,939          7,482
 Deferred FAS No. 106 costs (see Note E-2)                9,950         13,568
 Deferred FAS No. 109 costs (see Note F)                  8,275          8,244
 Environmental response costs (see Note D-2)            (18,294)        14,546
 Deferred storm costs                                     8,108         11,221
 Other                                                      412            862
                                                       --------       --------
                                                         15,390         55,923
                                                       --------       --------
                                                       $ 18,350       $ 15,659
                                                       ========       ========

Note C - Divestiture of Generating Business

   As described above, in August 1997, NEP and Narragansett Electric (collectively, the Sellers) reached an agreement to sell their nonnuclear generating business to USGen. The nonnuclear generating business includes three fossil-fueled and 15 hydroelectric generating stations, totaling approximately 4,000 megawatts (MW) of capacity, as well as NEES' 100 percent interest in Narragansett Energy Resources Company, a 20 percent general partner in the Ocean State Power project, all of which has a book value of $1.1 billion. USGen will pay the Sellers $1.59 billion in cash, of which $225 million will be contingent upon the introduction of customer choice of power supplier in Massachusetts. Based on the enactment of the Massachusetts statute, the NEES companies believe that the conditions for payment of the full purchase price have been met. USGen will also reimburse the NEES companies for $85 million of costs associated with early retirement and special severance programs for employees affected by industry restructuring.

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

Note D - Commitments and Contingencies

1. Plant Expenditures:

   The Company's utility plant expenditures are estimated to be approximately $85 million in 1998. At December 31, 1997, substantial commitments had been made relative to future planned expenditures.

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

   The Company has been named as a potentially responsible party
(PRP) by either the United States Environmental Protection Agency or the Massachusetts Department of Environmental Protection for 16 sites at which hazardous waste is alleged to have been disposed. Private parties have also contacted or initiated legal proceedings against the Company regarding hazardous waste cleanup. The most prevalent types of hazardous waste sites with which the Company has been associated are manufactured gas locations. (Until the 1970s, NEES was a combined electric and gas holding company system.) The Company is aware of approximately 35 such manufactured gas locations in Massachusetts. The Company has been identified as a PRP at eight of these manufactured gas locations, which are included in the 16 PRP sites discussed above. The Company has reported the existence of all manufactured gas locations of which it is aware to state environmental regulatory agencies. The Company is engaged in various phases of investigation and remediation work at 17 of the manufactured gas locations. The Company is currently aware of other possible hazardous waste sites, and may in the future become aware of additional sites, that it may be held responsible for remediating.

   In 1993, the MDPU approved a settlement agreement regarding the rate recovery of remediation costs of former manufactured gas sites and certain other hazardous waste sites located in Massachusetts. Under that agreement, qualified costs related to these sites are paid out of a special fund established on the Company's books. The Company made an initial $30 million contribution to the fund. Rate-recoverable contributions of $3 million, adjusted since 1993 for inflation, are added annually to the fund along with interest and any recoveries from insurance carriers. At December 31, 1997, the fund had a balance of $45 million, including $15 million transferred to the fund in 1997 out of existing reserves for refunds under terms of the 1996 Massachusetts Settlement.

   Predicting the potential costs to investigate and remediate hazardous waste sites continues to be difficult. There are also significant uncertainties as to the portion, if any, of the investigation and remediation costs of any particular hazardous waste site that may ultimately be borne by the Company. The NEES Companies have recovered amounts from certain insurers, and, where appropriate, the Company intends to seek recovery from other insurers and from other PRPs, but it is uncertain whether, and to what extent, such efforts will be successful. At December 31, 1997, the Company had total reserves for environmental response costs of $35 million. The Company believes that hazardous waste liabilities for all sites of which it is aware, and which are not covered by a rate agreement, are not material to its financial position.

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

   The Company's net pension cost for 1997, 1996, and 1995 included the following components:

Year ended December 31,
(In thousands)                                  1997       1996           1995
------------------------------------------------------------------------------
Service cost - benefits earned during
 the period                                 $  4,474   $  4,429       $  3,992
Plus (less):
 Interest cost on projected
  benefit obligation                          17,413     16,935         17,576
 Return on plan assets at
  expected long-term rate                    (19,961)             (18,562)            (18,122)
 Amortization                                    (95)                 316                  99
                                            --------   --------       --------
   Net pension cost                         $  1,831    $ 3,118        $ 3,545
                                            ========   ========       ========
   Actual return on plan assets             $ 46,452   $ 32,675       $ 47,717
                                            ========   ========       ========

                                                1998           1997            1996           1995
                                                ----           ----            ----           ----
Assumptions used to determine pension cost:
 Discount rate                                  6.75%         7.25%                7.25%          8.25%
 Average rate of increase in future
  compensation levels                           4.13%         4.13%                4.13%          4.63%
 Expected long-term rate of return
  on assets                                     8.50%         8.50%                8.50%          8.75%

  The funded status of the plans cannot be presented separately for the Company as the Company participates in the plans with other NEES subsidiaries.

The following table sets forth the funded status of the NEES companies' plans:

At December 31, (In millions)                         1997           1996
                                                      ----           ----
Benefits earned
 Actuarial present value of
  accumulated benefit liability:
   Vested                                             $647           $640
   Nonvested                                            18             19
                                                       ---           ----
      Total                                           $665           $659
                                                      ====           ====
Reconciliation of funded status
 Actuarial present value of
  projected benefit liability                          757            753
 Unrecognized prior service costs                       (8)            (9)
 FAS No. 87 transition liability
  not yet recognized (amortized)                        (1)            (1)
 Net gain (loss) not yet
  recognized (amortized)                                61             40
                                                      ----           ----
                                                       809            783
                                                      ----           ----

 Pension fund assets at fair value                     834            812
 FAS No. 87 transition asset
  not yet recognized (amortized)                        (8)           (10)
                                                      ----           ----
                                                       826            802
                                                      ----           ----
 Accrued pension/(prepaid)
  payments recorded on books                          $(17)          $(19)
                                                      ====           ====

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

   The Company's total cost of PBOPs for 1997, 1996, and 1995 included the following components:

Year ended December 31, (In thousands)           1997               1996           1995
---------------------------------------------------------------------------
Service cost - benefits earned
 during the period                            $ 2,164          $ 2,232$                2,368
Plus (less):
 Interest cost on accumulated
  benefit obligation                            9,486              9,661              11,699
 Return on plan assets at expected
  long-term rate                               (6,871)            (5,455)             (4,165)
 Amortization                                   4,465              5,267               6,628
                                              -------            -------             -------
   Net postretirement benefit cost            $ 9,244            $11,705             $16,530
                                              =======            =======             =======
   Actual return on plan assets               $16,189            $10,857             $12,209
                                              =======            =======             =======

                                               1998          1997             1996           1995
                                               ====          ====             ====           ====
Assumptions used to determine
 postretirement benefit cost:
 Discount rate                                6.75%         7.25%            7.25%          8.25%
 Expected long-term rate of
  return on assets                            8.25%         8.25%            8.25%          8.50%
 Health care cost rate - 1995 to 1999         5.25%         8.00%            8.00%          8.50%
 Health care cost rate - 2000 to 2004         5.25%         6.25%            6.25%          8.50%
 Health care cost rate - 2005 and beyond      5.25%         5.25%            5.25%          6.25%

The following table sets forth the Company's benefits earned and the plans' funded status:

At December 31, (In millions)                                1997             1996
                                                             ----             ----
Accumulated postretirement benefit obligation:
 Retirees                                                   $  87             $ 94
 Fully eligible active plan participants                       12               11
 Other active plan participants                                37               39
                                                            -----            -----
   Total benefits earned                                      136              144
Unrecognized transition obligation                           (109)            (117)
Unrecognized net gain                                          60               40
                                                            -----            -----
                                                               87               67
                                                            -----            -----
Plan assets at fair value                                      98               82
                                                            -----            -----
Prepaid postretirement benefit costs recorded on books              $ 11           $ 15
                                                            =====            =====

   The plans' funded status at December 31, 1997 and 1996 were calculated using the assumed rates in effect for 1998 and 1997, respectively.

   The assumptions used in the health care cost trends have a significant effect on the amounts reported. Increasing the assumed rates by 1 percent in each year would increase the accumulated postretirement benefit obligation as of December 31, 1997 by approximately $17 million and the net periodic cost for 1997 by approximately $2 million.

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

Total income taxes in the statements of income are as follows:

Year Ended December 31, (In thousands)          1997       1996           1995
-----------------------------------------------------------------------------
Income taxes charged to operations           $42,454    $25,186             $19,297
Income taxes charged (credited)
 to "Other income"                              (887)              (2,010)          (901)
                                             -------    -------             -------
  Total income taxes                         $41,567    $23,176             $18,396
                                             =======    =======             =======

  Total income taxes, as shown above, consist of the following components:

Year Ended December 31, (In thousands)          1997       1996                1995
                                                ----       ----                ----
Current income taxes                         $41,089    $31,026             $11,730
Deferred income taxes                          1,581     (6,732)              7,798
Investment tax credits, net                   (1,103)              (1,118)        (1,132)
                                             -------    -------             -------
  Total income taxes                         $41,567    $23,176             $18,396
                                             =======    =======             =======

  Investment tax credits have been deferred and are being amortized over the estimated lives of the property giving rise to the credits.

  Total income taxes, as shown above, consist of federal and state components as follows:

Year Ended December 31, (In thousands)          1997       1996                1995
                                                ----       ----                ----
Federal income taxes                         $34,053    $18,697             $14,461
State income taxes                             7,514      4,479               3,935
                                             -------    -------             -------
  Total income taxes                         $41,567    $23,176             $18,396
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

Total income taxes differ from the amounts computed by applying the federal statutory tax rates to income before taxes. The reasons for the differences are as follows:

Year Ended December 31, (In thousands)          1997       1996                1995
                                                ----       ----                ----
Computed tax at statutory rate               $37,564    $21,386             $16,624
Increases (reductions) in tax resulting from:
 Amortization of investment tax credits       (1,103)              (1,118)        (1,132)
 State income taxes, net of federal
  income tax benefit                           4,884      2,911               2,558
 All other differences                           222         (3)                346
                                             -------    -------             -------
   Total income taxes                        $41,567    $23,176             $18,396
                                             =======    =======             =======

  The following table identifies the major components of total deferred income taxes:


At December 31, (In millions)                   1997       1996
                                                ----       ----
Deferred tax asset:
 Plant related                                 $   9      $   9
 Investment tax credits                            6          7
 All other                                        57         57
                                               -----      -----
                                                  72         73
                                               -----      -----
Deferred tax liability:
 Plant related                                  (223)           (216)
 All other                                       (28)            (35)
                                               -----      -----
                                                (251)           (251)
                                               -----      -----
  Net deferred tax liability                   $(179)          $(178)
                                               =====      =====

Note G - Short-term Borrowings and Other Accrued Expenses

   At December 31, 1997, the Company had $35 million of short-term debt outstanding including $30 million in commercial paper borrowings and $5 million of borrowings from affiliates. NEES and certain subsidiaries, including the Company, with regulatory approval, operate a money pool to more effectively utilize cash resources and to reduce outside short-term borrowings. Short-term borrowing needs are met first by available funds of the money pool participants. Borrowing companies pay interest at a rate designed to approximate the cost of outside short-term borrowings. Companies which invest in the pool share the interest earned on a basis proportionate to their average monthly investment in the money pool. Funds may be withdrawn from or repaid to the pool at any time without prior notice.

   At December 31, 1997, the Company had lines of credit with banks totaling $65 million which are available to provide liquidity support for commercial paper borrowings and other corporate purposes. There were no borrowings under these lines of credit at December 31, 1997. Fees are paid in lieu of compensating balances on most lines of credit.

   The weighted average rate on outstanding short-term borrowings was 5.6 percent at December 31, 1997. The fair value of the Company's short-term debt equals carrying value.

   The components of other accrued expenses are as follows:

----------------------------------------------------------------
At December 31, (In thousands)                            1997           1996
----------------------------------------------------------------
Rate adjustment mechanisms                             $ 4,227       $ 39,863
Accrued wages and benefits                              15,244         12,591
Other                                                    2,610          2,379
                                                       -------        -------
                                                       $22,081        $54,833
                                                       =======        =======

Note H - Cumulative Preferred Stock

   A summary of cumulative preferred stock at December 31, 1997 and 1996 is as follows (dollar amounts expressed in thousands except for share data):

                              Shares
                     Authorized                                     Dividends            Call
                and Outstanding                     Amount       Declared     Price
-----------------------------------------------------------------------------------
                   1997    1996     1997    1996   1997    1996
-----------------------------------------------------------------------------------
$25 Par value -
 6.84% Series     192,161 600,000 $ 4,804$15,000  $  931  $1,026       (a)
$100 Par value -
 4.44% Series      27,815  75,000   2,782  7,500     305     333     $104.068
 4.76% Series      27,530  75,000   2,753  7,500     326     357     $103.730
 6.99% Series      54,000 200,000   5,400 20,000   1,259   1,398          (b)
-----------------------------------------------------------------------------------
   Total          301,506 950,000 $15,739$50,000  $2,821  $3,114
===================================================================================

(a) Callable on or after October 1, 1998 at $25.80.
(b) Callable on or after August 1, 2003 at $103.50.

   The annual dividend requirement for total cumulative preferred stock was $961,000 for 1997 and $3,114,000 for 1996.

   There are no mandatory redemption provisions on the Company's cumulative preferred stock.

  In 1997, the Company retired preferred stock with an aggregate par value of $34 million. Total premiums paid of $3.7 million in connection with the preferred stock retirement were charged to retained earnings.

Note I - Long-term Debt

A summary of long-term debt is as follows:

At December 31, (In thousands)
---------------------------------------------------------------------------
Series               Rate %   Maturity                          1997                     1996
===========================================================================
First Mortgage Bonds:
R(92-4)               7.230   June 3, 1997                                                $ 10,000
R(92-5)               7.210   June 3, 1997                                                   5,000
S(92-6)               6.120   August 15, 1997                                               12,000
S(92-7)               6.010   August 15, 1997                                                3,000
U(95-3)               7.800   February 13, 1998       $       5,000                          5,000
U(95-4)               7.790   February 16, 1998               5,000                          5,000
R(92-1)               7.240   December 30, 1998              10,000                         10,000
S(92-3)               6.630   August 12, 1999                 7,500                          7,500
S(92-4)               6.600   August 12, 1999                 7,500                          7,500
U(95-5)               7.930   February 14, 2000               6,000                          6,000
S(92-2)               6.980   July 17, 2000                   5,000                          5,000
S(92-9)               6.310   September 15, 2000             10,000                         10,000
R(92-6)               7.710   July 1, 2002                   10,000                         10,000
S(92-11)              7.250   October 28, 2002                5,000                          5,000
S(92-12)              7.340   November 25, 2002              10,000                         10,000
T(93-2)               7.090   January 27, 2003               20,000                         20,000
T(93-5)               6.400   June 24, 2003                  10,000                         10,000
U(93-1)               6.240   November 17, 2003               5,000                          5,000
U(94-6)               8.520   November 30, 2004              10,000                         10,000
U(95-1)               8.450   January 10, 2005               10,000                         10,000
U(95-2)               8.220   January 24, 2005               10,000                         10,000
U(95-7)               7.920   March 3, 2005                   9,000                          9,000
V(95-1)               6.720   June 23, 2005                  10,000                         10,000
V(96-1)               6.780   November 20, 2006              20,000                         20,000
T(93-7)               6.660   June 23, 2008                   5,000                          5,000
T(93-8)               6.660   June 30, 2008                   5,000                          5,000
T(93-10)              6.110   September 8, 2008              10,000                         10,000
T(93-11)              6.375   November 17, 2008              10,000                         10,000
R(92-3)               8.550   February 7, 2022                5,000                          5,000
S(92-5)               8.180   August 1, 2022                 10,000                         10,000
S(92-10)              8.400   October 26, 2022                5,000                          5,000
T(93-1)               8.150   January 20, 2023               10,000                         10,000
T(93-3)               7.980   January 27, 2023               10,000                         10,000
T(93-4)               7.690   February 24, 2023              10,000                         10,000
T(93-6)               7.500   June 23, 2023                   3,000                          3,000
T(93-9)               7.500   June 29, 2023                   7,000                          7,000
U(93-2)               7.200   November 15, 2023              10,000                         10,000
U(93-3)               7.150   November 24, 2023               1,000                          1,000
U(94-1)               7.050   February 2, 2024               10,000                         10,000
U(94-2)               8.080   May 2, 2024                     5,000                          5,000
U(94-3)               8.030   June 14, 2024                   5,000                          5,000
U(94-4)               8.160   August 9, 2024                  5,000                          5,000
U(94-5)               8.850   November 7, 2024                1,000                          1,000
U(95-6)               8.460   February 28, 2025               3,000                          3,000
V(95-2)               7.630   June 27, 2025                  10,000                         10,000
V(95-3)               7.600   September 12, 2025             10,000                         10,000
V(95-4)               7.630   September 12, 2025             10,000                         10,000
V(97-1)               7.390   October 1, 2027                15,000
Unamortized discounts                             (1,613)                    (1,679)
                                                           --------                       --------
Total long-term debt                                        358,387                        373,321
                                                           ========                       ========
Long-term debt due in one year                               20,000                         30,000
                                                           --------                       --------
                                                           $338,387                       $343,321
                                                           ========                       ========

        Substantially all of the properties and franchises of the Company are subject to the lien of mortgage indentures under which the first mortgage bonds have been issued.

        In July 1996, Nantucket Electric issued $28 million of tax- exempt long-term debt at rates ranging from 4.10 percent to 6.75 percent to fund construction of an undersea cable. The Company guaranteed the debt on behalf of Nantucket Electric.

        The Company will make cash payments of $20,000,000 in 1998, $15,000,000 in 1999, $21,000,000 in 2000, and $25,000,000 in 2002 to retire maturing mortgage bonds.  There are no cash payments required in 2001.

        At December 31, 1997, the Company's long-term debt had a carrying value of approximately $360,000,000 and had a fair value of approximately $377,000,000. The fair market value of the Company's long-term debt was estimated based on the quoted prices for similar issues or on the current rates offered to the Company for debt of the same remaining maturity.

Note J - Restrictions on Retained Earnings Available for Dividends on
Common Stock

        As long as any preferred stock is outstanding, certain restrictions on payment of dividends on common stock would come into effect if the "junior stock equity" was, or by reason of payment of such dividends became, less than 25 percent of "Total capitalization." However, the junior stock equity at December 31, 1997 was 57 percent of total capitalization, and accordingly, none of the Company's retained earnings at December 31, 1997 were restricted as to dividends on common stock under the foregoing provisions.

        Under restrictions contained in the indentures relating to first mortgage bonds, $20,113,000 of the Company's retained earnings at December 31, 1997 were restricted as to dividends on common stock.

Note K - Supplementary Income Statement Information

        Advertising expenses, expenditures for research and development, and rents were not material and there were no royalties paid in 1997, 1996, or 1995. Taxes, other than income taxes, charged to operating expenses are set forth by classes as follows:

Year Ended December 31, (In thousands)                1997                     1996                1995
----------------------------------------------------------------------------
Municipal property taxes                           $23,796                  $23,304             $23,119
Federal and state payroll
 and other taxes                                     7,347                    7,255               6,903
                                                   -------                  -------             -------
                                                   $31,143                  $30,559             $30,022
                                                   =======                  =======             =======

        New England Power Service Company, an affiliated service company operating pursuant to the provisions of Section 13 of the Public Utility Holding Company Act of 1935, furnished services to the Company at the cost of such services. These costs amounted to $73,145,000, $67,756,000, and $67,680,000, including capitalized construction costs of $7,907,000, $9,330,000, and $7,660,000 for each of the years 1997, 1996, and 1995, respectively.

Selected Financial Information
Year Ended December 31, (In millions)         1997            1996             1995                1994      1993
-----------------------------------------------------------------------------------
Operating revenue:
 Electric sales (excluding fuel
  cost recovery)                            $1,132          $1,084           $1,072              $1,088    $1,062
 Fuel cost recovery                            453             427              414                 376       392
Other                                           39              28               20                  18        15
                                            ------          ------           ------              ------    ------
Total operating revenue                     $1,624          $1,539           $1,506              $1,482    $1,469
Net income                                  $   66          $   38           $   29              $   35    $   24
Total assets                                $1,408          $1,390           $1,343              $1,296    $1,232
Capitalization:
 Common equity                              $  500          $  427           $  412              $  384    $  382
 Cumulative preferred stock                     16              50               50                  50        50
 Long-term debt                                339             343              353                 266       265
                                            ------          ------           ------              ------    ------
Total capitalization                        $  855          $  820           $  815              $  700    $  697
Preferred dividends declared                    $    3             $    3              $    3              $    3    $    4
Common dividends declared                   $   24          $   19           $   13              $   30    $   19

Selected Quarterly Financial Information (Unaudited)
---------------------------------------------------------------------------
                                First              Second      Third         Fourth
(In Thousands)                Quarter             Quarter    Quarter        Quarter
===========================================================================
1997
Operating revenue            $405,518            $369,542   $404,990       $444,035
Operating income             $ 24,241            $ 19,697   $ 17,621       $ 40,132
Net income                   $ 13,636            $ 10,353   $  8,041       $ 33,728              *

1996
Operating revenue            $390,819            $358,479   $398,542       $390,697
Operating income             $ 20,687            $ 13,783   $ 13,538       $ 23,953
Net income                   $ 10,734            $  5,456   $  4,774       $ 16,962

* See "Overview of Financial Results" and "Operating Revenue" sections of Financial Review for a discussion of factors contributing to the fourth quarter increase in net income over prior year.

   Per share data is not relevant because the Company's common stock is wholly owned by New England Electric System.

   A copy of Massachusetts Electric Company's Annual Report on Form 10-K to the Securities and Exchange Commission for the year ended December 31, 1997 will be available on or about April 1, 1998, without charge, upon written request to Massachusetts Electric Company, Shareholder Services Department, 25 Research Drive, Westborough, Massachusetts 01582.