Form 10-K, Exhibit 13
period 1997-12-31
NEW ENGLAND ELECTRIC SYSTEM; MASSACHUSETTS ELECTRIC CO; NARRAGANSETT ELECTRIC CO; NEW ENGLAND POWER CO
filed 1998-03-31
CIK 71297, 63073, 69659, 71337

Annual Report 1997
The Narragansett Electric Company

A Subsidiary of
New England Electric System




























                                   [LOGO] Narragansett Electric
                                   A NEES Company

The Narragansett Electric Company
280 Melrose Street
Providence, Rhode Island 02901

Directors
(As of March 18, 1998)

Richard W. Frost
Vice President of the Company and of certain affiliates

Cheryl A. LaFleur
Senior Vice President, General Counsel, and Secretary of New
England Electric System

Robert L. McCabe
Chairman of the Company and of certain affiliates

Lawrence J. Reilly
President and Chief Executive Officer of the Company and of certain affiliates

Michael F. Ryan
Vice President of the Company

Richard P. Sergel
President and Chief Executive Officer of New England Electric
System

Ronald L. Thomas
Manager of Labor Relations of the Company and of certain affiliates

Officers
(As of March 18, 1998)

Robert L. McCabe
Chairman of the Company and of certain affiliates

Lawrence J. Reilly
President and Chief Executive Officer of the Company and of certain affiliates

Lydia M. Pastuszek
Senior Vice President of the Company and of certain affiliates

Christopher E. Root
Senior Vice President of the Company and of certain affiliates

Richard W. Frost
Vice President of the Company and of certain affiliates

Michael E. Jesanis
Vice President of the Company  and Senior Vice President and
Chief Financial Officer of New England Electric System

Shannon M. Larson
Vice President of the Company

Richard Nadeau
Vice President of the Company

Michael F. Ryan
Vice President of the Company

Peter T. Zschokke*
Vice President of the Company

Ronald T. Gerwatowski
Secretary and General Counsel of the Company

John G. Cochrane
Treasurer of the Company and of certain affiliates, Vice
President of an affiliate, Assistant Treasurer of an affiliate and Treasurer of New England Electric System

Robert King Wulff
Assistant Secretary of the Company and Clerk, Assistant Clerk or
Secretary of certain  affiliates

Howard W. McDowell
Assistant Treasurer and Controller of the Company and of certain affiliates, Treasurer or Controller of certain affiliates and Assistant Secretary of an affiliate

* Effective April 1, 1998.

Transfer Agent, Dividend Paying Agent, and Registrar of Preferred
Stock, Fleet National Bank, Providence, Rhode Island

This report is not to be considered an offer to sell or buy or solicitation of an offer to sell or buy any security.

The Narragansett Electric Company

  The Narragansett Electric Company (the Company) is a wholly owned subsidiary of New England Electric System (NEES) operating in Rhode Island. The Company's business is the distribution of electricity at retail. Electric service is provided to approximately 330,000 customers in 27 cities and towns having a population of approximately 725,000 (1990 Census). The Company's service area, which includes urban, suburban, and rural areas, covers approximately 80 percent of Rhode Island, and includes the cities of Providence, East Providence, Cranston, and Warwick.
The diversified economy of the Company's service area produces fabricated metal products, electrical and industrial machinery, transportation equipment, textiles, silverware, and chemical products. In addition, a broad range of professional, banking, medical, and educational institutions is served. In 1996, legislation was enacted in the state of Rhode Island which provided certain customers with choice of power supplier as early as July 1, 1997. The balance of customers gained such choice on January 1, 1998.

  The properties of the Company include an integrated system of transmission and distribution lines and substations. In addition, the Company owns a 10 percent share of the 489 megawatt Manchester Street generating station. The entire output of this plant is made available to New England Power Company (NEP), the Company's generation and transmission affiliate, as part of the integrated NEES system. Under an all-requirements contract with NEP, the Company purchased its electric energy requirements from NEP. This contract has been amended to terminate the all-requirements provision of the contract and allow NEP to recover its above-market generation commitments through a transition access charge, which the Company will collect from its customers. For further information, refer to the "Industry Restructuring" section of Financial Review.

  In August 1997, the Company and NEP agreed to sell their nonnuclear generating business, which includes Manchester Street, to an independent third party. See the "Divestiture of Generating Business" section of Financial Review.


Report of Independent Accountants

The Narragansett Electric Company, Providence, Rhode Island:

  We have audited the accompanying balance sheets of The Narragansett Electric Company (the Company), a wholly owned subsidiary of New England Electric System, as of December 31, 1997 and 1996 and the related statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

The Narragansett Electric Company
Financial Review

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

  In August 1996, the state of Rhode Island enacted legislation that allows customers in that state the opportunity to choose their power supplier. Under the Rhode Island statute, state accounts, certain new customers, and the largest manufacturing customers were able to choose their power supplier beginning on July 1, 1997. The balance of Rhode Island customers gained the ability to choose their power supplier on January 1, 1998. The statute also provides a mechanism for the recovery of stranded costs resulting from the introduction of customer choice of power supplier.

  As part of the implementation of the statute, the Company and its affiliate, New England Power Company (NEP), reached a settlement agreement with the Rhode Island Public Utilities Commission (RIPUC), the Rhode Island Division of Public Utilities and Carriers, and other parties representing all of its distribution customers (the Rhode Island Settlement). The Rhode Island Settlement provides for the recovery of stranded costs.
In November 1997, the Federal Energy Regulatory Commission (FERC) conditionally approved the Rhode Island Settlement, subject to a compliance filing to clarify the impact of the settlement on nonsettling parties.

  The Rhode Island Settlement requires NEP to sell power to the Company at specified prices for resale to distribution customers who do not choose a power supplier ("standard offer generation service"). The total rates for customers purchasing this interim power service from the Company are approximately 7 percent below the total rates that were in effect during 1997. Pursuant to the Rhode Island statute, the total rate for customers who do not choose a power supplier is capped through 2009 at a level equal to the 1996 rate adjusted upward for 80 percent of inflation and for other factors beyond the control of the Company. The statute also provided for the Company to increase distribution rates by approximately $11 million in January 1997 and another $7 million in January 1998. The statute also provides that the Company may request increased distribution rates which would take effect no earlier than 1999.

  In accordance with the Rhode Island Settlement, NEP's wholesale contract with the Company has been amended effective January 1, 1998. The Rhode Island statute provides that NEP's stranded costs (the Company's share is 22 percent) will be recovered from distribution customers through a transition access charge, which will be collected by the Company. Under the Rhode Island Settlement, the recovery of NEP's stranded costs is divided into several categories. Unrecovered costs associated with generating plants and regulatory assets would be recovered over 12 years and would earn a return on equity of 11 percent. The above-market component of purchased power contracts and nuclear decommissioning costs would be recovered as incurred over the life of those obligations, a period expected to extend beyond 12 years. Initially, the transition access charge would be set at 2.8 cents per kilowatthour (kWh) and would be reduced upon completion of the sale of NEP's generating business, as described below.

  In addition to addressing customer choice and the recovery of stranded costs, the Rhode Island Settlement also required the NEES companies to divest their nonnuclear generating business.
In August 1997, the Company and NEP entered into an agreement to sell substantially all of their nonnuclear generating business to USGen New England, Inc. (USGen), an indirect wholly owned subsidiary of PG&E Corporation (PG&E). See "Divestiture of Generating Business" below. The net proceeds from the sale of the nonnuclear generating business to USGen will be used to reduce the transition access charge from 2.8 cents per kWh to approximately 1.5 cents per kWh. In addition, the FERC accepted the NEES companies' proposal in conjunction with their divestiture filing that the recovery of the remaining above-market nuclear generating plant investment and regulatory assets be completed by the end of the year 2000.

Divestiture of Generating Business

  As described above, in August 1997, the Company and NEP (collectively, the Sellers) reached an agreement to sell their nonnuclear generating business to USGen. The nonnuclear generating business includes three fossil-fueled and 15 hydroelectric generating stations, totaling approximately 4,000 megawatts (MW) of capacity, as well as NEES' 100 percent interest in Narragansett Energy Resources Company, a 20 percent general partner in the Ocean State Power project, all of which has a book value of $1.1 billion. USGen will pay the Sellers $1.59 billion in cash, of which $225 million will be contingent upon the introduction of customer choice of power supplier in Massachusetts. Based on the enactment of the Massachusetts statute, the NEES companies believe that the conditions for payment of the full purchase price have been met. NEP will remit to the Company a portion of the proceeds from the sale equal to the Company's net book value of the Manchester Street plant.

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

  Upon completion of the divestiture of the nonnuclear generating business, the Company's share of NEP's stranded costs which will be recovered from the Company's customers through the transition access charge will be reduced from approximately $1 billion to $0.5 billion.

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

Risk Factors

  This annual report contains statements that may be considered forward looking statements as defined under the securities laws. Actual results may differ materially for the reasons discussed in this Financial Review. While the Company believes that the previously described settlement and legislation and the sale agreement with USGen and other developments constitute substantial progress in reducing the impacts associated with industry restructuring, significant risks remain. These include, but are not limited to: (i) the potential that ultimately the Rhode Island Settlement will not be implemented in the manner anticipated by the Company, (ii) the possibility of federal legislation that would increase the risks above those contained in the Rhode Island Settlement and statute, and (iii) the failure to complete the sale of the nonnuclear generating business to USGen. The major risk factors affecting the Company relate to the possibility of adverse regulatory or judicial decisions or legislation which limit the level of revenues the Company is allowed to charge for its services or affect the costs the Company incurs.

Accounting Implications

  Historically, electric utility rates have been based on a utility's costs. As a result, electric utilities are subject to certain accounting standards that are not applicable to other business enterprises in general. Statement of Financial Accounting Standards No. 71, Accounting for the Effects of Certain Types of Regulation (FAS 71), requires regulated entities, in appropriate circumstances, to establish regulatory assets, and thereby defer the income statement impact of certain items of income and expense expected to be reflected in future rates. At December 31, 1997, the Company had approximately $35 million in net regulatory assets in compliance with FAS 71.

  The Company believes the Rhode Island Settlement and statute will enable the Company to recover through rates its specific costs of providing ongoing distribution services and stranded costs billed to it by NEP. The Company believes these factors will allow it to continue to apply FAS 71.

  Despite the progress made to date, it is possible that future regulatory rules or other circumstances could cause the application of FAS 71 to be discontinued, which would result in a noncash write-off of previously established regulatory assets related to the affected operations.

Overview of Financial Results

  Net income for 1997 increased $5 million compared with 1996.
The increase was primarily due a rate increase in base distribution rates which became effective January 1, 1997, and an increase in kWh deliveries.

  Net income in 1996 decreased by $1 million. This decrease was primarily due to (i) the completion of the amortization, in accordance with a rate agreement, of the initial effect of recording unbilled revenues, as well as (ii) a decrease in allowance for funds used during construction (AFDC) primarily due to the completion in the second half of 1995 of the Manchester Street Station. These decreases were partially offset by the effects of a rate increase that went into effect in late 1995.

Operating Revenue

  The following table summarizes the changes in operating revenue:

            Increase (Decrease) in Operating Revenue
  (In Millions)                                                1997                          1996
                                                      ----          ----
Sales and deliveries growth                             $              2              $              1
Fuel recovery                                                          7                             3
Rate changes                                                          11                            11
Unbilled revenues recognized
 under rate agreements                                                 -                            (8)
Purchased power cost adjustment
 (PPCA) mechanism                                                     (3)                           (4)
Other                                                                  -                             1
                                                       ---           ---
                                                       $17           $ 4
                                                       ===           ===

  KWh deliveries increased by 1.3 percent in 1997 and less than 1 percent in 1996.

  The Company's rates previously contained a fuel clause and a PPCA provision. These mechanisms were designed to allow the Company to pass on to its customers changes in purchased energy costs. Rates in effect during the first five months of 1998 include a reconciliation mechanism that will allow the Company to recover its purchased energy costs. Rates have not yet been established for the period beyond May 1998.

  For a discussion of fuel recovery, see the fuel costs discussion in the "Operating Expenses" section.

  The increase in revenues due to rate changes in 1997 reflects an $11 million increase in base rates, approved by the RIPUC, effective January 1, 1997, in accordance with the Utility Restructuring Act of 1996. In 1996, the increase in revenues due to rate changes represents a $12 million general rate increase that went into effect in December 1995.

  The Company has received approval from the RIPUC to recover demand-side management (DSM) program expenditures in rates on a current basis through 1997. These expenditures were $10 million, $10 million, and $9 million in 1997, 1996 and 1995, respectively. The Company has received approval from the RIPUC to recover its 1998 DSM program expenditures. Since 1990, the Company has been allowed to earn incentives based upon the results of its DSM programs. The Company recorded before-tax incentives of $0.3 million, $0.2 million, and $0.5 million in 1997, 1996 and 1995, respectively.

Operating Expenses

  The following table summarizes the changes in operating expenses:

           Increase (Decrease) in Operating Expenses

  (In millions)                                         1997                                         1996
                                                        ----                          ----
Fuel for generation and electric energy:
  Fuel costs                                              $ 7                                         $ 3
  Integrated facilities credit from NEP                     5                                           3
  Purchases and demand charges and other                    -                                          (4)
Other operation and maintenance:
  DSM                                                       -                                           1
  Other                                                     3                                           1
Depreciation                                               (5)                          (4)
Taxes, other than income taxes                              1                                           2
Income taxes                                                2                                           1
                                                          ---                          ---
                                                          $13                          $ 3
                                                          ===           ===

  The increase in fuel costs is due to increased replacement power fuel purchases by NEP due to the reduced generation from partially owned nuclear units. These costs were passed on to the Company through NEP's fuel clause. The Company, in turn, passed these costs on to its customers. Effective January 1, 1998, the Company terminated its power purchases under NEP's fuel clause. The Company's rates in effect for sales on or after January 1, 1998 no longer include a fuel clause.

  The entire output of the Company's generating capacity is made available to NEP. The Company is compensated by NEP for its fuel costs and other generation and transmission related costs. The reduction in this compensation in 1997 and 1996, and the associated reduction in depreciation expenses, reflects a reduction in dismantlement costs associated with the previously retired South Street generating facility.

  The increase in other operation and maintenance expenses is primarily due to increased customer accounts expenses, transmission and distribution system related expenses and increased general and administrative expense.

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

Year 2000 Computer Issues

   In the next two years, most large companies will face a potentially serious information systems (computer) problem because most software applications and operational programs written in the past will not properly recognize calendar dates beginning in the year 2000. This could force computers to either shut down or lead to incorrect calculations. The NEES companies began the process of identifying the changes required to their computer programs and hardware during 1996. The necessary modifications to the NEES companies' centralized financial, customer, and operational information systems are expected to be completed by the end of 1998. Noncentralized systems are also being reviewed for Year 2000 problems. The NEES companies believe total costs associated with making the necessary modifications to all centralized and noncentralized systems will be approximately $25 million, of which approximately $8 million has been incurred as of December 31, 1997. Most of the remaining costs are expected to be incurred prior to December 31, 1998.
The Company's share of the total costs is expected to be approximately $5 million.

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

Utility Plant Expenditures and Financing

  Cash expenditures for utility plant totaled $31 million in 1997. The funds necessary for utility plant expenditures during 1997 were primarily provided by net cash from operating activities, after the payment of dividends. Cash expenditures for utility plant for 1998 are estimated to be approximately $35 million. Internally generated funds and the Company's share of proceeds from the divestiture of the nonnuclear generating business are expected to fully meet capital expenditures in 1998.

  In 1997, the Company retired $33 million of maturing long-term debt and issued $10 million of first mortgage bonds bearing an interest rate of 7.39 percent to finance capital expenditures. The Company plans to issue $5 million of long-term debt in 1998 to retire maturing debt.

  In 1997, the Company retired preferred stock with an aggregate par value of $24 million. Total premiums paid of $1.7 million in connection with the preferred stock retirement were charged to retained earnings.

  At December 31, 1997, the Company had $16 million of short-term debt outstanding including $12 million of commercial paper borrowings and $4 million of borrowings from affiliates. As of December 31, 1997, the Company had lines of credit with banks totaling $31 million. There were no borrowings under these lines of credit at December 31, 1997.

The Narragansett Electric Company
Statements of Income

Year Ended December 31, (In thousands)                    1997                      1996                          1995
-----------------------------------------------------------------------------
Operating revenue                                $520,038                       $503,585                      $499,113
                                                 --------                       --------                      --------
Operating expenses:
  Fuel for generation and purchased electric
   energy, (principally from New England
   Power Company, an affiliate)                   309,430                        297,060                       294,652
  Other operation                                  74,375                         71,625                        71,814
  Maintenance                                      12,447                         13,009                        11,174
  Depreciation                                     22,957                         27,899                        31,533
  Taxes, other than federal income taxes                39,366                    38,530                        36,627
  Federal income taxes                             14,247                         11,951                        10,888
                                                 --------                       --------                      --------
      Total operating expenses                    472,822                        460,074                       456,688
                                                 --------                       --------                      --------
Operating income                                   47,216                         43,511                        42,425
                                                 --------                       --------                      --------
Other income:
  Allowance for equity funds used
   during construction                                  -                              -                           106
  Other income (expense), net                        (750)                          (732)                         (192)
                                                 --------                       --------                      --------
      Operating and other income                   46,466                         42,779                        42,339
                                                 --------                       --------                      --------
Interest:
  Interest on long-term debt                       16,179                         17,205                        16,627
  Other interest                                    2,475                          2,883                         3,663
  Allowance for borrowed funds used
   during construction   credit                      (120)                          (263)                       (1,861)
                                                 --------                       --------                      --------
      Total interest                               18,534                         19,825                        18,429
                                                 --------                       --------                      --------
Net income                                       $ 27,932                       $ 22,954                      $ 23,910
                                                 ========                       ========                      ========

Statements of Retained Earnings

Year Ended December 31, (In thousands)                    1997                      1996                          1995
-----------------------------------------------------------------------------
Retained earnings at beginning of year                $119,978                  $108,227                      $ 91,556
Net income                                         27,932                         22,954                        23,910
Dividends declared on cumulative
 preferred stock                                   (1,955)                        (2,143)                       (2,143)
Dividends declared on common stock,
 $13.00, $8.00, and $4.50 per share,
 respectively                               (14,722)               (9,060)             (5,096)
Premium on redemption of preferred stock     (1,666)                    -                   -
                                           --------   --------   --------
Retained earnings at end of year           $129,567   $119,978   $108,227
                                           ========   ========   ========
  The accompanying notes are an integral part of these financial statements.

The Narragansett Electric Company
Balance Sheets

At December 31, (In thousands)                                  1997                          1996
-----------------------------------------------------------------------------
Assets
Utility plant, at original cost                             $760,923                      $742,481
  Less accumulated provisions for depreciation               198,551                       187,690
                                                            --------                      --------
                                                             562,372                       554,791
  Construction work in progress                                5,739                         5,392
                                                            --------                      --------
      Net utility plant                                      568,111                       560,183
                                                            --------                      --------
Current assets:
  Cash                                                         3,122                         1,727
  Accounts receivable:
    From sales of electric energy                             54,109                        54,426
    Other (including $1,112 and $1,253
     from affiliates)                                          2,571                         3,415
      Less reserves for doubtful accounts                      4,707                         5,149
                                                            --------                      --------
                                                              51,973                        52,692
Unbilled revenues (Note A-3)                                  15,997                        15,300
Fuel, materials, and supplies, at average cost                 4,165                         4,300
Prepaid and other current assets                              14,202                        15,919
                                                            --------                      --------
      Total current assets                                    89,459                        89,938
                                                            --------                      --------
Deferred charges and other assets (Note B)                    55,285                        56,881
                                                            --------                      --------
                                                            $712,855                      $707,002
                                                            ========                      ========
Capitalization and Liabilities
Capitalization:
  Common stock, par value $50 per share, authorized
    and outstanding 1,132,487 shares                        $ 56,624                      $ 56,624
  Premium on preferred stock                                      36                           170
  Other paid-in capital                                      105,500                        80,000
  Retained earnings                                          129,567                       119,978
  Unrealized gain on securities, net                             112
                                                            --------                      --------
      Total common equity                                    291,839                       256,772
  Cumulative preferred stock,
   par value $50 per share                                    12,800                        36,500
  Long-term debt                                             183,545                       178,517
                                                            --------                      --------
      Total capitalization                                   488,184                       471,789
                                                            --------                      --------
Current liabilities:
  Long-term debt due in one year                               5,000                        32,500
  Short-term debt (including $4,425 and $5,300
   to affiliates)                                             16,350                        19,025
  Accounts payable (including $50,751 and $40,425
   to affiliates)                                             56,048                        45,221
  Accrued liabilities:
    Taxes                                                      4,314                         3,877
    Interest                                                   4,810                         5,677
    Other accrued expenses (Note G)                           21,519                        11,949
  Customer deposits                                            5,982                         5,638
  Dividends payable                                            3,587                         2,801
                                                            --------                      --------
      Total current liabilities                              117,610                       126,688
                                                            --------                      --------
Deferred federal income taxes                                 82,871                        81,880
Unamortized investment tax credits                             7,023                         7,517
Other reserves and deferred credits                           17,167                        19,128
Commitments and contingencies (Note D)
                                                            --------                      --------
                                                            $712,855                      $707,002
                                                            ========                      ========
The accompanying notes are an integral part of these financial statements.

The Narragansett Electric Company
Statements of Cash Flows

Year Ended December 31, (In thousands)                     1997                          1996                          1995
-----------------------------------------------------------------------------
Operating activities:
Net income                                   $ 27,932            $ 22,954            $ 23,910
Adjustments to reconcile net income to net
 cash provided by operating activities:
 Depreciation                                  22,957              27,899              31,533
 Deferred federal income taxes and
  investment tax credits, net                    (415)              4,177               3,009
 Allowance for funds used during construction              (120)                         (263)             (1,967)
 Amortization of unbilled revenues                  -                   -              (8,209)
 Decrease (increase) in accounts receivable,
  net and unbilled revenues                        22              12,082              (2,215)
 Decrease (increase) in fuel, materials, and
  supplies                                        135               1,945              (1,075)
 Decrease (increase) in prepaid and other
  current assets                                1,717                 (32)             (1,894)
 Increase (decrease) in accounts payable       10,827              (1,026)             (9,892)
 Increase (decrease) in other current
  liabilities                                   9,484             (10,335)              9,320
 Other, net                                     1,181               8,236               5,931
                                              -------             -------             -------
   Net cash provided by
    operating activities                      $73,720             $65,637             $48,451
                                              -------             -------             -------
Investing activities:
Plant expenditures, excluding allowance for
 funds used during construction              $(30,965)           $(52,574)           $(72,897)
Other investing activities                       (294)               (181)               (251)
                                             --------            --------            --------
   Net cash used in investing activities     $(31,259)           $(52,755)           $(73,148)
                                             --------            --------            --------
Financing activities:
Capital contributions from parent            $ 25,500            $      -            $ 20,000
Dividends paid on common stock                (13,590)             (7,361)             (4,813)
Dividends paid on preferred stock              (2,301)             (2,143)             (2,143)
Changes in short-term debt                     (2,675)             (3,650)             (7,125)
Long-term debt   issues                        10,000               2,000              38,000
Long-term debt   retirements                  (32,500)             (2,000)            (16,000)
Preferred stock - retirements                 (23,834)                  -                   -
Premium on reacquisition of preferred stock              (1,666)                            -                   -
Premium of reacquisition of long-term debt                    -                             -              (1,936)
                                             --------            --------            --------
    Net cash provided by (used in)
     financing activities                    $(41,066)           $(13,154)           $ 25,983
                                             --------            --------            --------
Net increase (decrease) in cash and
 cash equivalents                            $  1,395            $   (272)           $  1,286
Cash and cash equivalents at
 beginning of year                              1,727               1,999                 713
                                             --------            --------            --------
Cash and cash equivalents at end of year     $  3,122            $  1,727            $  1,999
                                             ========            ========            ========

Supplementary Information:
Interest paid less amounts capitalized       $ 17,911            $ 18,620            $ 17,050
                                             --------            --------            --------
Federal income taxes paid                    $ 13,825            $  8,873            $  1,084
                                             ========            ========            ========

 The accompanying notes are an integral part of these financial statements.

The Narragansett Electric Company
Notes to Financial Statements

Note A - Significant Accounting Policies

1. Nature of Operations:

  The Company is a wholly owned subsidiary of New England Electric System (NEES) operating in Rhode Island. The Company's business is the distribution of electricity at retail. Electric service is provided to approximately 330,000 customers in 27 cities and towns having a population of approximately 725,000 (1990 Census). The Company's service area, which includes urban, suburban, and rural areas, covers approximately 80 percent of Rhode Island. The properties of the Company include an integrated system of transmission and distribution lines and substations. In addition, the Company owns a 10 percent share of the 489 megawatt (MW) Manchester Street generating station. The entire output of this plant is made available to New England Power Company (NEP), the Company's generation and transmission affiliate, as part of the integrated NEES system. Under an all-requirements contract with NEP, the Company purchased its electric energy requirements from NEP. This contract has been amended to terminate the all-requirements provision of the contract and allow NEP to recover its above-market generation commitments through a transition access charge, which the Company will collect from its customers. See Note B for a discussion of industry restructuring and Note C for a discussion of the Company's and NEP's planned divestiture of their nonnuclear generating business.

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

3. Electric Sales Revenue:

  The Company accrues revenues for electricity delivered but not yet billed (unbilled revenues). Included in income is $8 million in 1995, which represents the amortization over 21 months of the initial effect of recording unbilled revenues, in accordance with a rate agreement. Accrued revenues are also recorded in accordance with rate adjustment mechanisms.

4. Allowance for Funds Used During Construction (AFDC):

  The Company capitalizes AFDC as part of construction costs. AFDC represents the composite interest and equity costs of capital funds used to finance that portion of construction costs not yet eligible for inclusion in rate base. AFDC is capitalized in "Utility plant" with offsetting noncash credits to "Other income" and "Interest." This method is in accordance with an established rate-making practice under which a utility is permitted a return on, and the recovery of, prudently incurred capital costs through their ultimate inclusion in rate base and in the provision for depreciation. The composite AFDC rates were
5.7 percent, 5.3 percent, and 6.2 percent in 1997, 1996, and 1995, respectively.

5. Depreciation:

  Depreciation is provided annually on a straight-line basis.
The provision for depreciation as a percentage of weighted average depreciable property was 3.2 percent, 4.0 percent, and
5.0 percent in 1997, 1996, and 1995, respectively. The change in the depreciation rates is primarily due to the recognition through depreciation expense of dismantlement costs for a retired generating facility.

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

  In August 1996, the state of Rhode Island enacted legislation that allows customers in that state the opportunity to choose their power supplier. Under the Rhode Island statute, state accounts, certain new customers, and the largest manufacturing customers were able to choose their power supplier beginning on July 1, 1997. The balance of Rhode Island customers gained the ability to choose their power supplier on January 1, 1998. The statute also provides a mechanism for the recovery of stranded costs resulting from the introduction of customer choice of power supplier.

  As part of the implementation of the statute, the Company and NEP reached a settlement agreement with the Rhode Island Public Utilities Commission (RIPUC), the Rhode Island Division of Public Utilities and Carriers, and other parties representing all of its distribution customers (the Rhode Island Settlement). The Rhode Island Settlement provides for the recovery of stranded costs.
In November 1997, the Federal Energy Regulatory Commission (FERC) conditionally approved the Rhode Island settlement, subject to a compliance filing to clarify the impact of the settlement on nonsettling parties.

  The Rhode Island Settlement requires NEP to sell power to the Company at specified prices for resale to distribution customers who do not choose a power supplier ("standard offer generation service"). The total rates for customers purchasing this interim power service from the Company are approximately 7 percent below the total rates that were in effect during 1997. Pursuant to the Rhode Island statute, the total rate for customers who do not choose a power supplier is capped through 2009 at a level equal to the 1996 rate adjusted upward for 80 percent of inflation and for other factors beyond the control of the Company. The statute also provided for the Company to increase distribution rates by approximately $11 million in January 1997 and another $7 million in January 1998. The statute also provides that the Company may request increased distribution rates which would take effect no earlier than 1999.

  In accordance with the Rhode Island Settlement, NEP's wholesale contract with the Company has been amended effective January 1, 1998. The Rhode Island statute provides that NEP's stranded costs (the Company's share is 22 percent) will be recovered from distribution customers through a transition access charge, which will be collected by the Company. Under the Rhode Island Settlement, the recovery of NEP's stranded costs is divided into several categories. Unrecovered costs associated with generating plants and regulatory assets would be recovered over 12 years and would earn a return on equity of 11 percent. The above-market component of purchased power contracts and nuclear decommissioning costs would be recovered as incurred over the life of those obligations, a period expected to extend beyond 12 years. Initially, the transition access charge would be set at
2.8 cents per kilowatthour (kWh) and would be reduced upon completion of the sale of NEP's generating business, as described below.

  In addition to addressing customer choice and the recovery of stranded costs, the Rhode Island Settlement also required the NEES companies to divest their nonnuclear generating business.
In August 1997, the Company and NEP entered into an agreement to sell substantially all of their nonnuclear generating business to USGen New England, Inc. (USGen), an indirect wholly owned subsidiary of PG&E Corporation (PG&E). See "Divestiture of Generating Business" below. The net proceeds from the sale of the nonnuclear generating business to USGen will be used to reduce the transition access charge from 2.8 cents per kWh to approximately 1.5 cents per kWh. In addition, the FERC accepted the NEES companies' proposal in conjunction with their divestiture filing that the recovery of the remaining above-market nuclear generating plant investment and regulatory assets be completed by the end of the year 2000.

Accounting Implications

  Historically, electric utility rates have been based on a utility's costs. As a result, electric utilities are subject to certain accounting standards that are not applicable to other business enterprises in general. Statement of Financial Accounting Standards No. 71, Accounting for the Effects of Certain Types of Regulation (FAS 71), requires regulated entities, in appropriate circumstances, to establish regulatory assets, and thereby defer the income statement impact of certain items of income and expense expected to be reflected in future rates. At December 31, 1997, the Company had approximately $35 million in net regulatory assets in compliance with FAS 71.

  The Company believes the Rhode Island Settlement and statute will enable the Company to recover through rates its specific costs of providing ongoing distribution services and stranded costs billed to it by NEP. The Company believes these factors will allow it to continue to apply FAS 71.

  Despite the progress made to date, it is possible that future regulatory rules or other circumstances could cause the application of FAS 71 to be discontinued, which would result in a noncash write-off of previously established regulatory assets related to the affected operations.


The components of regulatory assets are as follows:

At December 31, (In thousands)                                                      1997                          1996
----------------------------------------------------------------
Regulatory assets (liabilities) included
 in current assets and liabilities:

 Rate adjustment mechanisms
  (see Note G)                                                                   $(9,794)                      $(2,870)
                                                                                 -------                       -------

Regulatory assets included in deferred charges and other reserves and deferred credits:

 Deferred FAS No. 109 costs (see Note F)                                          31,291                        30,439
 Unamortized losses on reacquired debt                                            12,438                        13,287
 Storm fund                                                                       (3,586)                       (4,691)
 Deferred FAS No. 106 costs (see Note E-2)                                          (795)                        2,487
 Other                                                                             6,020                         5,656
                                                                                 -------                       -------
                                                                                  45,368                        47,178
                                                                                 -------                       -------
                                                                                 $35,574                       $44,308
                                                                                 =======                       =======

Note C - Divestiture of Generating Business

  As described above, in August 1997, the Company and NEP (collectively, the Sellers) reached an agreement to sell their nonnuclear generating business to USGen. The nonnuclear generating business includes three fossil-fueled and 15 hydroelectric generating stations, totaling approximately 4,000 MW of capacity, as well as NEES' 100 percent interest in Narragansett Energy Resources Company, a 20 percent general partner in the Ocean State Power project, all of which has a book value of $1.1 billion. USGen will pay the Sellers $1.59 billion in cash, of which $225 million will be contingent upon the introduction of customer choice of power supplier in Massachusetts. Based on the enactment of the Massachusetts statute, the NEES companies believe that the conditions for payment of the full purchase price have been met. NEP will remit to the Company a portion of the proceeds from the sale equal to the Company's net book value of the Manchester Street plant. USGen will also reimburse the NEES companies for $85 million of costs associated with early retirement and special severance programs for employees affected by industry restructuring. USGen will assume responsibility for environmental conditions at the Sellers' nonnuclear generating stations. USGen will also assume the Sellers' obligations under long-term fuel and fuel transportation contracts and certain collective bargaining agreements.

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

Note D - Commitments and Contingencies

1.  Plant Expenditures:

  The Company's utility plant expenditures are estimated to be approximately $35 million in 1998. At December 31, 1997, substantial commitments had been made relative to future planned expenditures.

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

  The Company's net pension cost for 1997, 1996, and 1995 included the following components:

Year ended December 31, (In thousands)                     1997                          1996                          1995
----------------------------------------------------------------
Service cost   benefits earned
 during the period                           $       2,092             $           2,007             $           1,963
Plus (less):
 Interest cost on projected
  benefit obligation                                 9,027                         8,954                         9,327
 Return on plan assets at
  expected long-term rate                          (10,311)                       (9,787)                       (9,567)
 Amortization                                          (50)                          165                            67
                                             --------             -------             -------
   Net pension cost                          $    758             $ 1,339             $ 1,790
                                             ========             =======             =======
   Actual return on plan assets              $ 23,999             $17,228             $25,192
                                             ========             =======             =======

Year ended December 31,                    1998              1997              1996           1995
----------------------------------------------------------------
Assumptions used to
 determine pension cost:
 Discount rate                             6.75%            7.25%             7.25%          8.25%
 Average rate of increase in
  future compensation levels               4.13%            4.13%             4.13%          4.63%
 Expected long-term rate
  of return on assets                      8.50%            8.50%             8.50%          8.75%


  The funded status of the plans cannot be presented separately for the Company as the Company participates in the plans with other NEES subsidiaries. The following table sets forth the funded status of the NEES companies' plans at December 31:

Retirement Plans, (In millions)                 1997                 1996
----------------------------------------------------------------
Benefits earned
 Actuarial present value of
    accumulated benefit liability:
   Vested                                                 $647       $640
   Nonvested                                                18         19
                                                          ----       ----
     Total                                                $665       $659
                                                          ====       ====
Reconciliation of funded status
 Actuarial present value of
   projected benefit liability                            $757       $753
 Unrecognized prior service costs                           (8)             (9)
 FAS No. 87 transition liability
   not yet recognized (amortized)                           (1)             (1)
 Net gain (loss) not yet recognized (amortized)             61         40
                                                          ----       ----
                                                           809        783
                                                          ----       ----
 Pension fund assets at fair value                         834        812
 FAS No. 87 transition asset not
   yet recognized (amortized)                               (8)            (10)
                                                          ----       ----
                                                           826        802
                                                          ----       ----
 Accrued pension/(prepaid)
   payments recorded on books                             $(17)           $(19)
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

The Company's total cost of PBOPs for 1997, 1996, and 1995 included the following components:

Year ended December 31, (In thousands)                       1997                        1996                          1995
----------------------------------------------------------------
Service cost - benefits earned
 during the period                               $   990          $ 1,030        $ 1,072
Plus (less):
 Interest cost on accumulated
  benefit obligation                               4,843            5,034          6,006
 Return on plan assets at
  expected long-term rate                         (3,513)          (2,803)        (2,080)
 Amortization                                      2,257            2,739          3,539
                                                 -------          -------        -------
   Net postretirement benefit cost               $ 4,577          $ 6,000        $ 8,537
                                                 =======          =======        =======
   Actual return (loss) on
    plan assets                                  $ 8,195          $ 5,469        $ 6,161
                                                 =======          =======        =======

Year ended December 31,                        1998           1997             1996           1995
----------------------------------------------------------------
Assumptions used to determine
 postretirement benefit cost:
 Discount rate                                6.75%          7.25%            7.25%          8.25%
 Expected long-term rate of
  return on assets                            8.25%          8.25%            8.25%          8.50%
 Health care cost rate
    1995 to 1999                              5.25%          8.00%            8.00%          8.50%
 Health care cost rate
    2000 to 2004                              5.25%          6.25%            6.25%          8.50%
 Health care cost rate
    2005 and beyond                           5.25%          5.25%            5.25%          6.25%

The following table sets forth the Company's benefits earned and the plans' funded status:

At December 31, (In millions)                                    1997                         1996
----------------------------------------------------------------
Accumulated postretirement benefit obligation:
 Retirees                                                  $ 46           $ 51
 Fully eligible active plan participants                      6              5
 Other active plan participants                              17             19
                                                           ----           ----
    Total benefits earned                                    69             75
 Unrecognized transition obligation                                   (58)                          (62)
 Net gain not yet recognized                                           33                            22
                                                                     ----                          ----
                                                                       44                            35
                                                                     ----                          ----
Plan assets at fair value                                              50                            42
                                                                     ----                          ----
Prepaid postretirement benefit costs
 recorded on books                                                   $  6                          $  7
                                                                     ====                          ====

  The plans' funded status at December 31, 1997 and 1996 were calculated using the assumed rates in effect for 1998 and 1997, respectively.

  The assumptions used in the health care cost trends have a significant effect on the amounts reported. Increasing the assumed rates by 1 percent in each year would increase the accumulated postretirement benefit obligation as of December 31, 1997 by approximately $8 million and the net periodic cost for 1997 by approximately $0.8 million.

  The Company funds the annual tax-deductible contributions.
Plan assets are invested in equity and debt securities and cash equivalents.

Note F - Federal Income Taxes

  The Company and other subsidiaries participate with NEES in filing consolidated federal income tax returns. The Company's income tax provision is calculated on a separate return basis. Federal income tax returns have been examined and reported on by the Internal Revenue Service through 1993.

Total federal income taxes consist of the following components:

Year Ended December 31, (In thousands)                     1997                          1996                          1995
                                                           ----                          ----                          ----
Income taxes charged (credited)
 to operations:
 Current income taxes                                   $14,648                       $ 7,499                       $ 7,560
 Deferred income taxes                                       93                         4,950                         3,831
 Investment tax credits, net                               (494)                         (498)                         (503)
                                                        -------                       -------                       -------
   Total income taxes charged
    to operations                                        14,247                        11,951                        10,888
                                                        -------                       -------                       -------

Income taxes charged (credited)
 to "Other income":

 Current income taxes                                      (464)                         (581)                         (348)
 Deferred income taxes                                      (14)                         (275)                         (319)
                                                        -------                       -------                       -------
   Total income taxes charged
    (credited) to "Other income"                           (478)                         (856)                         (667)
                                                        -------                       -------                       -------
   Total federal income taxes                           $13,769                       $11,095                       $10,221
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

  Total federal income taxes differ from the amounts computed by applying the federal statutory tax rates to income before taxes.

The reasons for the differences are as follows:

Year Ended December 31, (In thousands)                     1997                          1996                          1995
----------------------------------------------------------------
Computed tax at statutory rate                          $14,595                       $11,917                       $11,946

Increases (reductions) in tax resulting from:
  Book versus tax depreciation
   not normalized                                           741                           778                           529
  Costs associated with utility
   plant retirements deducted
     for tax purposes                                    (1,046)                       (1,341)                       (1,768)
  Allowance for equity funds used
   during construction                                        -                             -                           (37)
  Amortization of investment
   tax credits                                             (494)                         (498)                         (503)
  All other differences                                     (27)                          239                            54
                                                        -------                       -------                       -------
     Total federal income taxes                         $13,769                       $11,095                       $10,221
                                                        =======                       =======                       =======

The following table identifies the major components of total deferred income taxes:

At December 31, (In millions)                                                       1997                          1996
                                                                                    ----                          ----
Deferred tax asset:
 Plant related                                                                     $   2            $                2
 Investment tax credits                                                                3                             3
 All other                                                                            13                            13
                                                                                   -----                         -----
                                                                                      18                            18
                                                                                   -----                         -----
Deferred tax liability:
 Plant related                                                                       (72)                          (67)
 All other                                                                           (29)                          (33)
                                                                                   -----                         -----
                                                                                    (101)                         (100)
                                                                                   -----                         -----
  Net deferred tax liability                                                       $ (83)                        $ (82)
                                                                                   =====                         =====

Note G - Short-term Borrowings and Other Accrued Expenses

  At December 31, 1997, the Company had $16 million of short-term debt outstanding including $12 million in commercial paper borrowings and $4 million of borrowings from affiliates. NEES and certain subsidiaries, including the Company, with regulatory approval, operate a money pool to more effectively utilize cash resources and to reduce outside short-term borrowings. Short-term borrowing needs are met first by available funds of the money pool participants. Borrowing companies pay interest at a rate designed to approximate the cost of outside short-term borrowings. Companies which invest in the pool share the interest earned on a basis proportionate to their average monthly investment in the money pool. Funds may be withdrawn from or repaid to the pool at any time without prior notice.

  At December 31, 1997, the Company had lines of credit with banks totaling $31 million. There were no borrowings under these lines of credit at December 31, 1997. Fees are paid in lieu of compensating balances on most lines of credit.

  The weighted average rate on outstanding short-term borrowings was 5.7 percent at December 31, 1997. The fair value of the Company's short-term debt equals carrying value.

The components of other accrued expenses are as follows:

At December 31, (In thousands)                                       1997                          1996
----------------------------------------------------------------
Rate adjustment mechanisms                                        $12,970                            $ 4,632
Accrued wages and benefits                                          8,050                              7,259
Other                                                                 499                                 58
                                                                  -------                            -------
                                                                  $21,519                            $11,949
                                                                  =======                            =======

Note H - Cumulative Preferred Stock

 A summary of cumulative preferred stock at December 31, 1997 and 1996 is as follows (in thousands of dollars except for share data):

                                Shares
                            Authorized                 Dividends               Call
                       and Outstanding         Amount   Declared              Price
------------------------------------------------------------------------------
                         1997            1996          1997                    1996           1997           1996
------------------------------------------------------------------------------

$50 Par value
 4.50% Series    49,730   180,000  $ 2,487  $ 9,000  $  365  $  405 $55.000
 4.64% Series    61,217   150,000    3,061    7,500     320     348 $52.125
 6.95% Series   145,050   400,000    7,252   20,000   1,270   1,390   (a)
------------------------------------------------------------------------------
   Total        255,997   730,000  $12,800  $36,500  $1,955  $2,143
------------------------------------------------------------------------------

(a) Callable on or after August 1, 2003 at $51.74.

   The annual dividend requirement for total cumulative preferred stock was $758,000 for 1997 and $2,143,000 for 1996.

   In 1997, the Company retired preferred stock with an aggregate par value of $24 million. Total premiums of $1.7 million in connection with the preferred stock retirement were charged to retained earnings.

Note I - Long-term Debt

A summary of long-term debt is as follows:

At December 31, (In thousands)

Series       Rate %       Maturity                              1997                          1996
----------------------------------------------------------------
First Mortgage Bonds:
U(92-1)      7.230        June 3, 1997                                                     $10,000
U(92-2)      7.210        June 3, 1997                                                       5,000
U(92-3)      7.000        June 16, 1997                                                     10,000
U(92-7)      5.700        September 16, 1997                                                 7,500
V(95-1)      7.810        February 16, 1998            $       5,000                         5,000
V(94-2)      6.960        May 3, 1999                          2,000                         2,000
V(94-3)      6.910        May 4, 1999                          1,000                         1,000
U(92-6)      6.630        August 12, 1999                      5,000                         5,000
U(92-5)      6.980        July 17, 2000                        5,000                         5,000
U(92-8)      6.340        September 18, 2000                  10,000                        10,000
U(92-4)      7.830        June 17, 2002                       15,000                        15,000
U(93-1)      7.080        January 13, 2003                     7,500                         7,500
U(93-2)      6.560        April 15, 2003                       5,000                         5,000
U(93-4)      6.350        July 1, 2003                         5,000                         5,000
V(94-4)      7.420        June 15, 2004                        5,000                         5,000
V(94-6)      8.330        November 8, 2004                    10,000                        10,000
U(93-3)      6.650        June 30, 2008                        5,000                         5,000
S            9.125        May 1, 2021                         22,200                        22,200
T            8.875        August 1, 2021                      22,000                        22,000
U(93-5)      7.050        September 1, 2023                    5,000                         5,000
U(94-1)      7.050        February 2, 2024                     5,000                         5,000
V(94-1)      8.080        May 2, 2024                          5,000                         5,000
V(94-5)      8.160        August 9, 2024                       5,000                         5,000
V(95-2)      7.750        June 2, 2025                        10,000                        10,000
V(95-3)      7.500        October 10, 2025                     7,000                         7,000
W(95-1)      7.300        November 13, 2025                   16,000                        16,000
W(96-1)      7.240        January 19, 2026                     2,000                         2,000
W(97-1)      7.390        September 30, 2027                   3,000
W(97-2)      7.390        October 1, 2027                      7,000
Unamortized discounts and premiums                            (1,155)                       (1,183)
                                                            --------                      --------
Total long-term debt                                        $188,545                      $211,017
                                                            ========                      ========
Long-term debt due in one year                                 5,000                        32,500
                                                            --------                      --------
                                                            $183,545                      $178,517
                                                            ========                      ========


  Substantially all of the properties and franchises of the Company are subject to the lien of mortgage indentures under which the first mortgage bonds have been issued.

  The Company will make cash payments of $5,000,000 in 1998, $8,000,000 in 1999, $15,000,000 in 2000, and $15,000,000 in 2002
to retire maturing mortgage bonds. There are no cash payments required in 2001.

  At December 31, 1997, the Company's long-term debt had a carrying value of approximately $190,000,000 and had a fair value of approximately $201,000,000. The fair market value of the Company's long-term debt was estimated based on the quoted prices for similar issues or on the current rates offered to the Company for debt of the same remaining maturity.

Note J - Restrictions on Retained Earnings Available for
Dividends on Common Stock

  As long as any preferred stock is outstanding, certain restrictions on payment of dividends on common stock would come into effect if the "junior stock equity" was, or by reason of payment of such dividends became, less than 25 percent of "Total capitalization." However, the junior stock equity at December 31, 1997 was 59 percent of total capitalization and, accordingly, none of the Company's retained earnings at December 31, 1997 were restricted as to dividends on common stock under the foregoing provisions.

Note K - Regulatory Matters

  A 1986 Rhode Island Supreme Court decision held that the
RIPUC's rate-making powers include the authority to order refunds of amounts earned in excess of an allowed return. As a result, the RIPUC monitors the Company's earnings on a regular basis.

Note L - Supplementary Income Statement Information

  Advertising expenses, expenditures for research and development, and rents were not material and there were no royalties paid in 1997, 1996, or 1995. Taxes, other than federal income taxes, charged to operating expenses are set forth by class as follows

Year Ended December 31,
(In thousands)                                             1997                               1996                          1995
                                                           ----                               ----                          ----
Municipal property taxes                            $18,061                           $16,546                            $15,172
State gross earnings tax                             18,676                            18,764                             18,617
Federal and state payroll
 and other taxes                                      2,629                             3,220                              2,838
                                                    -------                           -------                            -------
                                                    $39,366                           $38,530                            $36,627
                                                    =======                           =======                            =======

  New England Power Service Company, an affiliated service company operating pursuant to the provisions of Section 13 of the Public Utility Holding Company Act of 1935, furnished services to the Company at the cost of such services. These costs amounted to $23,341,012, $27,336,438, and $29,094,719, including capitalized construction costs of $1,946,000, $6,426,000, and $6,268,000 for each of the years 1997, 1996, and 1995, respectively.

The Narragansett Electric Company
Selected Financial Information

Year Ended December 31,
(In millions)                1997     1996    1995   1994   1993
------------------------------------------------------------------------------
Operating revenue:
 Electric sales
 (excluding fuel cost recovery)                $369           $361                  $361           $356           $351
 Fuel cost recovery                    142              134            131           120            127
 Other                                   9                9              7             6              5
------------------------------------------------------------------------------
Total operating revenue               $520             $504           $499          $482           $483
Net income                            $ 28             $ 23           $ 24          $ 15           $ 14
Total assets                          $713             $707           $700          $647           $556
Capitalization:
 Common equity                        $292             $257           $245          $208           $183
 Cumulative preferred stock             13               36             36            37             37
 Long-term debt                        183              179            211           189            156
------------------------------------------------------------------------------
Total capitalization                  $488             $472           $492          $434           $376
Preferred dividends declared          $  2             $  2           $  2          $  2           $  2
Common dividends declared             $ 15             $  9           $  5          $  3           $  5


Selected Quarterly Financial Information (Unaudited)

                          First       Second    Third       Fourth
(In thousands)            Quarter     Quarter   Quarter     Quarter
--------------------------------------------------------------------------------
1997
Operating revenue                  $131,466              $119,894   $141,980    $126,698
Operating income                   $ 13,403              $  9,819   $ 14,238    $  9,756
Net income                         $  7,693              $  5,085   $  9,862    $  5,292

1996
Operating revenue                  $127,285              $116,470   $140,481    $119,349
Operating income                   $ 12,286              $  8,245   $ 13,419    $  9,561
Net income                         $  6,290              $  3,117   $  8,169    $  5,378


  Per share data is not relevant because the Company's common stock is wholly owned by New England Electric System.

  A copy of The Narragansett Electric Company's Annual Report on Form 10-K to the Securities and Exchange Commission for the year ended December 31, 1997 will be available on or about April 1, 1998, without charge, upon written request to The Narragansett Electric Company, Shareholder Services Department, 280 Melrose Street, Providence, Rhode Island 02901.