Form 10-K405, Exhibit 13
period 1998-12-31
NEW ENGLAND ELECTRIC SYSTEM; MASSACHUSETTS ELECTRIC CO; NARRAGANSETT ELECTRIC CO; NEW ENGLAND POWER CO
filed 1999-03-31
CIK 71297, 63073, 69659, 71337

Annual Report 1998
Massachusetts Electric Company

A Subsidiary of
New England Electric System


























                              [LOGO] Massachusetts Electric
                              A NEES Company

Massachusetts Electric Company
55 Bearfoot Road,
Northborough, Massachusetts 01532

Directors
(As of January 1, 1999)

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

Nancy H. Sala
Senior Vice President of the Company and of an affiliate

Officers
(As of January 1, 1999)

Robert L. McCabe
Chairman of the Company and of certain affiliates

Lawrence J. Reilly
President and Chief Executive Officer of the Company and of certain affiliates

Lydia M. Pastuszek
Senior Vice President of the
Company and of certain affiliates

Christopher E. Root
Senior Vice President of the Company and of certain affiliates

Nancy H. Sala
Senior Vice President of the Company
and of an affiliate

William J. Flaherty
Vice President of the Company

Andrea Foley-Stapleford
Vice President of the Company

Richard W. Frost
Vice President of the Company and of certain affiliates

Rita A. Moran
Vice President of the Company

Joseph D. Newman
Vice President of the Company

Kwong O. Nuey
Vice President of the Company

Timothy R. Roughan
Vice President of the Company

William T. Sherry
Vice President of the Company

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

Howard W. McDowell
Assistant Treasurer and Controller of the Company and of certain affiliates, Senior Vice President of an affiliate, Treasurer or Controller of certain affiliates and Assistant Secretary of an affiliate


Transfer Agent, Dividend Paying Agent, and Registrar of Preferred
Stock, State Street Bank and Trust Company, Boston, Massachusetts

This report is not to be considered an offer to sell or buy or solicitation of an offer to sell or buy any security.

Massachusetts Electric Company

  Massachusetts Electric Company (the Company) is a wholly owned subsidiary of New England Electric System (NEES) operating in Massachusetts. The Company's business is the distribution of electricity at retail. Electric service is provided to approximately 980,000 customers in 146 cities and towns having a population of approximately 2,160,000 (1990 Census). The Company's service area covers approximately 43 percent of Massachusetts. The cities and towns served by the Company include the highly diversified commercial and industrial cities of Worcester, Lowell, and Quincy, the Interstate 495 high technology belt, and many suburban communities and rural towns. The principal industries served include computer manufacturing and related businesses, electrical and industrial machinery, plastic goods, fabricated metals and paper, and chemical products. In addition, a broad range of professional, banking, medical, and educational institutions is served. As described in the "Industry Restructuring" section of Financial Review, all customers gained the right to choose their power supplier effective March 1, 1998.

  The properties of the Company consist principally of substations and distribution lines interconnected with transmission and other facilities of New England Power Company, the Company's transmission affiliate. In September 1998, NEES completed the divestiture of substantially all of its nonnuclear generating business. For further information on industry restructuring and the divestiture of NEES' nonnuclear generating business, refer to the "Industry Restructuring" section of Financial Review.

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

Report of Independent Accountants

Massachusetts Electric Company, Westborough, Massachusetts:

  In our opinion, the accompanying balance sheets and the related statements of income, of retained earnings, and of cash flows present fairly, in all material respects, the financial position of Massachusetts Electric Company (the Company), a wholly owned subsidiary of New England Electric System, at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




Boston, Massachusetts           PricewaterhouseCoopers LLP
February 23, 1999

Massachusetts Electric Company
Financial Review

  Merger Agreement with The National Grid Group plc

  On December 11, 1998, New England Electric System (NEES), The National Grid Group plc (National Grid), and NGG Holdings LLC (Holdings), a directly and indirectly wholly owned subsidiary of National Grid, entered into an Agreement and Plan of Merger (Merger Agreement). Pursuant to the Merger Agreement, Holdings will merge with and into NEES (the Merger), with NEES becoming a wholly owned subsidiary of National Grid. Massachusetts Electric Company (the Company) will remain a wholly owned subsidiary of NEES.

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

  Industry Restructuring

  Pursuant to legislation enacted in Massachusetts and settlement agreements approved by state and federal regulators (Massachusetts Settlement), all customers were provided the right to purchase electricity from the power supplier of their choice effective March 1, 1998. Customers who do not choose a power supplier are able, for a period of time, to continue to purchase their electricity from the Company at a transition rate ("standard offer generation service") which, when combined with delivery charges, results in a total rate reduction of 19 percent compared with the rates that had been in effect in August 1997.

  In addition to addressing customer choice, the Massachusetts Settlement also required the NEES companies to divest their nonnuclear generating business. On September 1, 1998, NEES subsidiaries New England Power Company (NEP) and The Narragansett Electric Company completed the sale of substantially all of their nonnuclear generating business, all of which had a book value of approximately $1.1 billion, to USGen New England, Inc. (USGen), an indirect wholly owned subsidiary of PG&E Corporation. The NEES companies received $1.59 billion for the sale. Effective September 1, 1998, USGen and TransCanada Power Marketing, Ltd.
(TCPM) became the Company's principal suppliers for meeting standard offer generation service obligations.

  The Massachusetts Settlement also provides that the costs of NEP's generating investments and related contractual commitments that were not recovered from the divestiture of those investments ("stranded costs") (the Company's share is 73 percent) are to be recovered from distribution customers through contract termination charges (CTC), which will be collected by the Company. Under the Massachusetts Settlement, the recovery of NEP's stranded costs is divided into several categories. Unrecovered costs associated with generating plants (nuclear and nonnuclear) and most regulatory assets will be fully recovered through the CTC by the end of 2000 and would earn a return on equity of 9.4 percent. NEP's obligation relating to the above-market cost of purchased power contracts and nuclear decommissioning costs are recovered through the CTC over a longer period of time, as such costs are actually incurred. NEP's CTC rate was originally set at 2.8 cents per kilowatthour (kWh), and subsequently reduced to approximately 1.5 cents or less per kWh upon completion of the sale of NEP's nonnuclear generating business as described above.

  Accounting Implications

  Historically, electric utility rates have been based on a utility's costs. As a result, electric utilities are subject to certain accounting standards that are not applicable to other business enterprises in general. Statement of Financial Accounting Standards No. 71, Accounting for the Effects of Certain Types of Regulation (FAS 71), requires regulated entities, in appropriate circumstances, to establish regulatory assets, and thereby defer the income statement impact of these charges because they are expected to be included in future customer charges. At December 31, 1998, the Company had approximately $38 million in net regulatory assets.

  Under existing ratemaking practices and provisions of the Massachusetts Settlement, the Company will have the ability to recover through rates its specific costs of providing ongoing distribution services and stranded costs billed to it by NEP. The Company believes these factors will allow it to continue to apply FAS 71.

  Currently, there is much regulatory and other movement toward establishing performance-based rates. It is possible that the adoption of performance-based rates, future regulatory rules, or other circumstances could cause the application of FAS 71 to be discontinued. This discontinuation would result in a noncash write-off of previously established regulatory assets. In addition, reserves for depreciation may also have to be increased to comply with unregulated accounting practices.

  Impact of Restructuring on Distribution Business

  The Massachusetts Settlement also establishes distribution rates for the Company. On March 1, 1998, the Company's distribution rates were set at a level approximately $45 million above the level embedded in its previously bundled rates, with such rates then frozen through the year 2000. This increase reflects changes to the distribution cost of service, including an $11 million increase in annual depreciation expense, a $3 million annual contribution to a storm fund, and increased annual amortization of unfunded deferred income taxes of approximately $1 million over six years. Through the year 2000, the Company's return on equity is subject to a floor of 6 percent and a ceiling of 11 percent. Earnings over the ceiling will be shared equally between customers and shareholders up to a maximum of 12.5 percent. This sharing results in an effective cap on the Company's return on equity of 11.75 percent, excluding certain limited incentive opportunities. To the extent that earnings fall below the floor, the Company will be authorized to surcharge customers for the shortfall.

  Overview of Financial Results

  Net income for 1998 decreased $15 million compared with 1997. The decrease was primarily due to the decreases in revenues related to the recovery of purchased power and transmission costs being greater than the decreases in the related expenses. This amounted to approximately $35 million, before tax, and was in part due to the reversal in 1997 of prior period refund accruals related to the Company's purchased power cost adjustment mechanism (PPCA). It was also in part due to 1998 being a transition year to new fully reconciling rate mechanisms for purchased power and transmission costs as well as CTC costs billed by NEP. Increases in depreciation and property tax expenses of $12 million and $7 million, respectively, also contributed to the decrease. These decreases in income were partially offset by the effects of a distribution rate increase that went into effect in March 1998.

  Net income for 1997 increased $28 million compared with 1996.
The increase was primarily due to the reversal of prior period refund accruals and a 2.0 percent increase in kWh deliveries.

Partially offsetting the higher earnings were increased operation and maintenance costs, increased depreciation, and increased income taxes.

  Operating Revenue

  Operating revenue decreased $134 million in 1998 compared with 1997 reflecting lower purchased power related rates pursuant to the Massachusetts Settlement and a change in true-up mechanisms. Rates were reduced by 10 percent in March 1998, and an additional 9 percent in September 1998 in conjunction with the sale of NEES' nonnuclear generating assets, compared with rates that had been in effect in August 1997. Commencing in March 1998, the revenues that the Company is billing related to purchased power costs, transmission wheeling costs and CTC charges from NEP, are all subject to fully reconciling true-up mechanisms based on actual billings. Prior to March, only the fuel component of purchased power expense was subject to a similar fully reconciling true-up mechanism. The decrease in 1998 operating revenue was partially offset by a 1.0 percent increase in kWh deliveries. The increase in kWh deliveries reflects a strong economy. For the year as a whole, weather had a negative impact on 1998 deliveries when compared with 1997.

  Operating revenue increased $86 million in 1997 compared with 1996, and reflected the reversal of the prior period refund accruals related to rate mechanisms referred to above, and increased kWh deliveries due to an improved economy. The Massachusetts Settlement provided for the end of the Company's PPCA mechanism effective July 31, 1996. Prior to FERC approval, the Company had accrued additional potential refund provisions of $9 million for the last five months of 1996 and $7 million for the first nine months of 1997. Upon approval of the settlement, these refund provisions were all reversed in the fourth quarter of 1997, thereby increasing revenues. The Company had accrued refund provisions of $17 million during the first seven months of 1996, which were part of a net $18 million PPCA balance at July 31, 1996.

  The Company received approval from the Massachusetts
Department of Telecommunications and Energy (MDTE) to recover demand-side management (DSM) program expenditures in rates on a current basis through 1998. These expenditures were $46 million, $51 million, and $48 million in 1998, 1997, and 1996, respectively. The Massachusetts Settlement and statute provide for recovery of DSM-related costs. The MDTE approved the Company's DSM program expenditure recovery plans through 2002. Since 1990, the Company has been allowed to earn incentives based on the results of its DSM programs and has recorded before-tax incentives of $6.6 million, $7.0 million, and $5.7 million in 1998, 1997, and 1996, respectively.

  Operating Expenses

  Operating expenses for 1998 decreased $120 million compared with 1997 primarily due to reduced purchased electric energy expenses, partially offset by CTC billings, increased operation and maintenance costs, increased depreciation expense, and increased property tax expense. The decrease in purchased electric energy is principally due to reduced rates billed to the Company by suppliers. Historically, the Company purchased all of its electrical requirements from NEP under the provisions of an all-requirements contract at NEP's standard resale rate. Effective March 1, 1998, the contract was amended, terminating the all-requirements provision of the contract. The Company's customers also gained the right to choose their power supplier. NEP continued to supply power to the Company, at lower rates, for customers that continued to take power from the Company, until September 1, 1998, when USGen and TCPM became the Company's principal wholesale power suppliers. The increase in other operation and maintenance expenses is primarily due to increased transmission costs of approximately $76 million which, as of March 1, 1998 are billed separately and recorded as operation and maintenance expense instead of as a component of purchased power expense. The increase in operation and maintenance expenses is also due to costs associated with year 2000 (Y2K) computer readiness. These increases were offset by decreased DSM spending and the effects of workforce reductions. The increase in depreciation expense in 1998 primarily reflects a portion of the $11 million increase in annual depreciation expense provided for in the Massachusetts Settlement, and depreciation expense on new utility plant expenditures. The increase in taxes, other than income taxes reflects one-time property tax adjustments paid in the third quarter of 1998 to certain municipalities.

  Operating expenses for 1997 increased $56 million compared with 1996 primarily due to increased purchased power expenses, increased other operation and maintenance expenses and increased income taxes. The increase in purchased electric energy expenses was due to increased replacement power fuel purchases by NEP due to the reduced generation from partially owned nuclear units. These costs were passed on to the Company through NEP's fuel clause. The increase in other operation and maintenance expenses was primarily due to increased distribution-system related costs, including increased tree-trimming expenses, as well as increased transmission wheeling charges from NEP related to the use of NEP's transmission network for the Company's 1997 retail wheeling pilot programs.

  Hazardous Waste

  The electric utility industry typically utilizes and/or generates in its operations a range of potentially hazardous products and by-products. The most prevalent types of hazardous waste sites with which the Company has been associated are manufactured gas locations. (Until the early 1970s, NEES was a combined electric and gas holding company system.) The Company is aware of approximately 35 such manufactured gas locations, including eight for which the Company has been identified by either federal or state regulatory agencies as a potentially responsible party, located in Massachusetts. The Company has reported the existence of all manufactured gas locations of which it is aware to state environmental regulatory agencies. The Company is engaged in various phases of investigation and remediation work at approximately 20 of the manufactured gas locations. The Company is currently aware of other possible hazardous waste sites, and may in the future become aware of additional sites, that it may be held responsible for remediating.

  In 1993, the Massachusetts Department of Public Utilities approved a settlement agreement that provides for rate recovery of remediation costs of former manufactured gas sites and certain other hazardous waste sites located in Massachusetts. A more detailed discussion of this settlement agreement and of potential hazardous waste liabilities is contained in Note D-2 of the Notes to the Financial Statements. Predicting the potential costs to investigate and remediate hazardous waste sites continues to be difficult. At December 31, 1998, the Company had total reserves for environmental response costs of $44 million. The Company believes that hazardous waste liabilities for all sites of which it is aware, and which are not covered by a rate agreement, are not material to its financial position.

  Year 2000 Readiness Disclosure

  Over the next year, most companies will face a potentially serious information systems (computer) problem because many software applications and operational programs written in the past may not properly recognize calendar dates associated with Y2K. This could cause computers to either shut down or lead to incorrect calculations.

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

  Risk Management

  The Company's major financial market risk exposure is changing interest rates. Changing interest rates will affect the fair value of fixed rate debt. The table below presents the average rate on the Company's long-term debt at December 31, 1998, the amounts maturing during each of the next five years, and the fair value of the Company's debt at December 31, 1998.

                                                Fixed
                                              Long-Term
                                              ---------
Weighted
Average Rate                                    7.20%

Maturities                    (millions of dollars)

1999                                           $ 15
2000                                             21
2001                                              -
2002                                             25
2003                                             35
Cumulative
 thereafter                                     274
                                               ----
Total                                          $370
                                               ----
Fair Value                                     $403
                                               ----

  Utility Plant Expenditures and Financing

  Cash expenditures for utility plant totaled $78 million in 1998. The funds necessary for utility plant expenditures during 1998 were primarily provided by net cash from operating activities, after the payment of dividends, and increased short-term debt. Cash expenditures for utility plant for 1999 are estimated to be approximately $75 million. Internally generated funds are expected to fully meet capital expenditure requirements in 1999.

  In 1998, the Company issued $50 million of long-term debt, retired $40 million of mortgage bonds and increased its short-term debt outstanding by $46 million.

  In 1998, the Company repurchased or redeemed preferred stock with an aggregate par value of $5.1 million. Total premiums paid of $0.2 million in connection with the preferred stock repurchase and redemption were charged to retained earnings.

  At December 31, 1998, the Company had $81 million of short-term debt outstanding representing borrowings from affiliates. The Company's ability to issue short-term debt is limited by the need to obtain regulatory approval from the SEC under the 1935 Act. Approval has been granted for up to $150 million. As of December 31, 1998, the Company had lines of credit with banks totaling $55 million which are available to provide liquidity support for commercial paper borrowings and other commercial purposes. There were no borrowings under these lines of credit at December 31, 1998.

Massachusetts Electric Company
Statements of Income

Year ended December 31, (In thousands)   1998        1997        1996
-----------------------------------------------------------------------------------
Operating revenue                       $1,490,417  $1,624,085 $1,538,537
                                        ----------  ---------- ----------
Operating expenses:
 Purchased electric energy (Note A):
  Contract termination charges from New
   England Power Company, an affiliate     300,630           -          -
  Other                                    640,110   1,145,047  1,120,709
 Other operation                           292,509     217,150    211,663
 Maintenance                                33,522      36,906     31,102
 Depreciation                               61,700      49,694     47,357
 Taxes, other than income taxes             37,983      31,143     30,559
 Income taxes                               36,319      42,454     25,186
                                        ----------  ---------- ----------
   Total operating expenses              1,402,773   1,522,394  1,466,576
                                        ----------  ---------- ----------

Operating income                            87,644     101,691     71,961

Other income (expense), net                 (3,510)     (1,536)    (1,213)
                                        ----------  ---------- ----------
   Operating and other income               84,134     100,155     70,748
                                        ----------  ---------- ----------
Interest:
 Interest on long-term debt                 27,073      27,612     27,089
 Other interest                              7,368       7,214      6,473
 Allowance for borrowed funds used during
  construction - credit                       (693)       (429)      (740)
                                        ----------  ---------- ----------
   Total interest                           33,748      34,397     32,822
                                        ----------  ---------- ----------
Net income                              $   50,386  $   65,758 $   37,926
                                        ==========  ========== ==========

Statements of Retained Earnings

Year ended December 31, (In thousands)        1998        1997       1996
-----------------------------------------------------------------------------------
Retained earnings at beginning of year    $201,156    $165,936   $150,308
Net income                                  50,386      65,758     37,926
Dividends declared on cumulative
 preferred stock                              (873)     (2,821)    (3,114)
Dividends declared on common stock,
 $17.50, $10.00, and $8.00 per
 share, respectively                       (41,967)    (23,981)   (19,184)
Premium on redemption of preferred stock      (165)     (3,736)         -
                                          --------    --------   --------
Retained earnings at end of year          $208,537    $201,156   $165,936
                                          ========    ========   ========
The accompanying notes are an integral part of these financial statements.

Massachusetts Electric Company
Balance Sheets

At December 31, (In thousands)                             1998       1997
------------------------------------------------------------------------------
Assets
Utility plant, at original cost                 $1,626,569 $1,579,309
Less accumulated provisions for depreciation       499,975    465,796
                                                ---------- ----------
                                                 1,126,594  1,113,513
Construction work in progress                       16,575     13,363
                                                ---------- ----------
   Net utility plant                             1,143,169  1,126,876
                                                ---------- ----------
Current assets:
Cash                                                 6,994      6,743
Accounts receivable:
 From electric energy services                     188,956    158,627
 Other (including $6,629 and $1,321 from affiliates) 7,358      2,112
   Less reserves for doubtful accounts              12,450     12,808
                                                ---------- ----------
                                                   183,864    147,931
 Unbilled revenues (Note A-3)                       56,133     49,513
 Materials and supplies, at average cost             9,281      9,599
 Prepaid and other current assets                   13,886     22,255
                                                ---------- ----------
   Total current assets                            270,158    236,041
                                                ---------- ----------
Deferred charges and other assets (Note C)          41,235     45,450
                                                ---------- ----------
                                                $1,454,562 $1,408,367
                                                ========== ==========
Capitalization and Liabilities
Capitalization:
 Common stock, par value $25 per share,
  authorized and outstanding 2,398,111 shares   $   59,953  $  59,953
 Premium on capital stock                           45,942     45,945
 Other paid-in capital                             193,498    193,224
 Retained earnings                                 208,537    201,156
 Unrealized gain on securities, net                    273        129
                                                ---------- ----------
   Total common equity                             508,203    500,407
 Cumulative preferred stock (Note H)                10,674     15,739
 Long-term debt                                    353,329    338,387
                                                ---------- ----------
   Total capitalization                            872,206    854,533
                                                ---------- ----------
Current liabilities:
 Long-term debt due in one year                     15,000     20,000
 Short-term debt (including $80,725 and $4,800
  to affiliates)                                    80,725     34,700
 Accounts payable (including $34,506 and $179,211
  to affiliates)                                   127,621    195,023
 Accrued liabilities:
  Taxes                                                  -      8,275
  Interest                                           8,509      9,183
  Other accrued expenses (Note G)                   40,626     22,081
 Customer deposits                                   4,456      4,487
 Dividends payable                                   4,951      5,036
                                                ---------- ----------
   Total current liabilities                       281,888    298,785
                                                ---------- ----------
Deferred federal and state income taxes            200,965    179,474
Unamortized investment tax credits                  14,377     15,463
Other reserves and deferred credits                 85,126     60,112
Commitments and contingencies (Note D)
                                                ---------- ----------
                                                $1,454,562 $1,408,367
                                                ========== ==========
The accompanying notes are an integral part of these financial statements.

Massachusetts Electric Company
Statements of Cash Flows

Year ended December 31, (In thousands)          1998       1997           1996
-----------------------------------------------------------------------------
Operating activities:
Net income                                  $ 50,386   $ 65,758            $ 37,926
Adjustments to reconcile net income to net
  cash provided by operating activities:
  Depreciation                                61,700     49,694              47,357
  Deferred income taxes and investment
   tax credits, net                           22,280        478              (7,850)
  Allowance for borrowed funds
   used during construction                     (693)                (429)          (740)
  Amortization of unbilled revenues
  Decrease (increase) in accounts
   receivable, net and unbilled revenues     (42,553)               1,266          2,868
  Decrease (increase) in materials
   and supplies                                  318       (779)              1,782
  Decrease (increase) in prepaid
   and other current assets                    8,369      3,668              (3,409)
  Increase (decrease) in accounts payable               (67,402)             16,760              (3,680)
  Increase (decrease) in other
   current liabilities                         9,565    (25,711)             31,095
  Other, net                                  31,281     36,902              (2,430)
                                            --------   --------            --------
   Net cash provided by
    operating activities                    $ 73,251   $147,607            $102,919
                                            --------   --------             -------
Investing activities:
Plant expenditures, excluding allowance
 for funds used during construction         $(77,588)            $(87,998)      $(93,828)
Other investing activities                    (3,557)              (1,408)          (598)
                                            --------   --------            --------
   Net cash used in investing activities    $(81,145)            $(89,406)      $(94,426)
                                            --------   --------            --------
Financing activities:
Capital contributions from parent           $    274   $ 37,914            $      -
Dividends paid on common stock               (41,967)             (26,380)       (13,188)
Dividends paid on preferred stock               (958)              (3,359)        (3,114)
Long-term debt - issues                       50,000     15,000              20,000
Long-term debt - retirements                 (40,000)             (30,000)             -
Preferred stock - retirements                 (5,064)             (34,178)             -
Premium on redemption of preferred stock        (165)              (3,736)             -
Changes in short-term debt                    46,025     (9,075)            (11,675)
                                            --------   --------            --------
   Net cash provided by(used in)
    financing activities                    $  8,145   $(53,814)           $ (7,977)
                                            --------   --------            --------
Net increase in cash and cash equivalents              $    251            $  4,387            $    516
Cash and cash equivalents at
 beginning of year                             6,743      2,356               1,840
                                            --------   --------            --------
Cash and cash equivalents at end of year    $  6,994   $  6,743            $  2,356
                                            ========   ========            ========
Supplementary information:
Interest paid less amounts capitalized      $ 30,364   $ 31,251            $ 30,569
                                            --------   --------            --------
Federal and state income taxes paid         $ 34,111   $ 31,711            $ 39,174
                                            --------   --------            --------
The accompanying notes are an integral part of these financial statements.

Massachusetts Electric Company
Notes to Financial Statements

Note A - Significant Accounting Policies

1. Nature of Operations:

   Massachusetts Electric Company (the Company) is a wholly owned subsidiary of New England Electric System (NEES) operating in Massachusetts. The Company's business is the distribution of electricity at retail. Electric service is provided to approximately 980,000 customers in 146 cities and towns having a population of approximately 2,160,000 (1990 Census). The Company's service area covers approximately 43 percent of Massachusetts. The properties of the Company consist principally of substations and distribution lines interconnected with transmission and other facilities of New England Power Company
(NEP), the Company's transmission affiliate. Under an all-requirements contract with NEP, the Company had previously purchased all of its electric energy requirements from NEP under a contract which obligated NEP to furnish such requirements at its standard resale rate. This contract has been amended to terminate the all-requirements provision of the contract and allow NEP to recover its above-market generation commitments through a contract termination charge (CTC), which the Company collects from its customers. See Note C for a discussion of industry restructuring and NEES' divestiture of its nonnuclear generating business.

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

3. Electric Utility Revenue:

   The Company accrues revenues for electricity delivered but not yet billed (unbilled revenues). Accrued revenues are also recorded in accordance with rate adjustment mechanisms, which, in 1997, included the Company's purchased power cost adjustment
(PPCA) mechanism. Upon approval of the Massachusetts Settlement in November 1997, the PPCA mechanism was eliminated as of July 31, 1996. Pending final approval of the settlement, the Company had accrued refund reserves of $9 million for the last five months of 1996 and an additional $7 million in the first nine months of 1997. Upon final approval of the settlement, these refund reserves were reversed in the fourth quarter of 1997.

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

5. Depreciation:

   Depreciation is provided annually on a straight-line basis.
The provision for depreciation as a percentage of weighted average depreciable property was 3.9 percent in 1998 and 3.3 percent in 1997 and 1996.

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

Note C - Industry Restructuring

   Pursuant to legislation enacted in Massachusetts and settlement agreements approved by state and federal regulators (Massachusetts Settlement), all customers were provided the right to purchase electricity from the power supplier of their choice effective March 1, 1998. Customers who do not choose a power supplier are able, for a period of time, to continue to purchase their electricity from the Company at a transition rate ("standard offer generation service") which, when combined with delivery charges, results in a total rate reduction of 19 percent compared with the rates that had been in effect in August 1997.

   In addition to addressing customer choice, the Massachusetts Settlement also required the NEES companies to divest their nonnuclear generating business. On September 1, 1998, NEES subsidiaries NEP and The Narragansett Electric Company completed the sale of substantially all of their nonnuclear generating business, all of which had a book value of approximately $1.1 billion, to USGen New England, Inc. (USGen), an indirect wholly owned subsidiary of PG&E Corporation. The NEES companies received $1.59 billion for the sale. Effective September 1, 1998, USGen and TransCanada Power Marketing, Ltd. became the Company's principal suppliers for meeting standard offer generation service obligations.

   The Massachusetts Settlement also provides that the costs of NEP's generating investments and related contractual commitments that were not recovered from the divestiture of those investments ("stranded costs") (the Company's share is 73 percent) are to be recovered from distribution customers through CTCs, which will be collected by the Company. Under the Massachusetts Settlement, the recovery of NEP's stranded costs is divided into several categories. Unrecovered costs associated with generating plants (nuclear and nonnuclear) and most regulatory assets will be fully recovered through the CTC by the end of 2000 and would earn a return on equity of 9.4 percent. NEP's obligation relating to the above-market cost of purchased power contracts and nuclear decommissioning costs are recovered through the CTC over a longer period of time, as such costs are actually incurred. NEP's CTC rate was originally set at 2.8 cents per kilowatthour (kWh), and subsequently reduced to approximately 1.5 cents or less per kWh upon completion of the sale of NEP's nonnuclear generating business as described above.

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

   Under existing ratemaking practices and provisions of the Massachusetts Settlement, the Company will have the ability to recover through rates its specific costs of providing ongoing distribution services and stranded costs billed to it by NEP. The Company believes these factors will allow it to continue to apply FAS 71.

   Currently, there is much regulatory and other movement toward establishing performance-based rates. It is possible that the adoption of performance-based rates, future regulatory rules, or other circumstances could cause the application of FAS 71 to be discontinued. This discontinuation would result in a noncash write-off of previously established regulatory assets. In addition, reserves for depreciation may also have to be increased to comply with unregulated accounting practices.

The components of regulatory assets are as follows:

At December 31, (In thousands)                                                      1998                          1997
------------------------------------------------------------------------------
Regulatory assets (liabilities) included
 in current assets and liabilities:
 Rate adjustment mechanisms                            $ 24,913       $  2,960
                                                       --------       --------
Regulatory assets (liabilities) included
 in deferred charges and other reserves
 and deferred credits:
 Unamortized losses on reacquired debt                    6,424          6,939
 Deferred FAS No. 106 costs                               6,332          9,950
 Deferred FAS No. 109 costs                               6,307          8,275
 Environmental response costs                           (12,874)       (18,294)
 Deferred storm costs                                     6,447          8,108
 Other                                                        -            412
                                                       --------       --------
                                                         12,636         15,390
                                                       --------       --------
                                                       $ 37,549       $ 18,350
                                                       ========       ========

Note D - Commitments and Contingencies

1. Plant Expenditures:

   The Company's utility plant expenditures are estimated to be approximately $75 million in 1999. At December 31, 1998, substantial commitments had been made relative to future planned expenditures.

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

   The Company has been named as a potentially responsible party
(PRP) by either the United States Environmental Protection Agency or the Massachusetts Department of Environmental Protection for 16 sites at which hazardous waste is alleged to have been disposed. Private parties have also contacted or initiated legal proceedings against the Company regarding hazardous waste cleanup. The most prevalent types of hazardous waste sites with which the Company has been associated are manufactured gas locations. (Until the early 1970s, NEES was a combined electric and gas holding company system.) The Company is aware of approximately 35 such manufactured gas locations in Massachusetts. The Company has been identified as a PRP at eight of these manufactured gas locations, which are included in the 16 PRP sites discussed above. The Company has reported the existence of all manufactured gas locations of which it is aware to state environmental regulatory agencies. The Company is engaged in various phases of investigation and remediation work at 17 of the manufactured gas locations. The Company is currently aware of other possible hazardous waste sites, and may in the future become aware of additional sites, that it may be held responsible for remediating.

   In 1993, the Massachusetts Department of Public Utilities approved a settlement agreement that provides for rate recovery of remediation costs of former manufactured gas sites and certain other hazardous waste sites located in Massachusetts. Under that agreement, qualified costs related to these sites are paid out of a special fund established on the Company's books. Rate-recoverable contributions of $3 million, adjusted since 1993 for inflation, are added annually to the fund along with interest, lease payments, and any recoveries from insurance carriers and other third parties. At December 31, 1998, the fund had a balance of $47 million.

   Predicting the potential costs to investigate and remediate hazardous waste sites continues to be difficult. There are also significant uncertainties as to the portion, if any, of the investigation and remediation costs of any particular hazardous waste site that may ultimately be borne by the Company. The NEES Companies have recovered amounts from certain insurers, and, where appropriate, the Company intends to seek recovery from other insurers and from other PRPs, but it is uncertain whether, and to what extent, such efforts will be successful. At December 31, 1998, the Company had total reserves for environmental response costs of $44 million which includes reserves established in connection with the Company's hazardous waste fund referred to above. The Company believes that hazardous waste liabilities for all sites of which it is aware, and which are not covered by a rate agreement, are not material to its financial position.

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

Net pension cost for 1998, 1997, and 1996 included the following components:

-----------------------------------------------------------------------------------------
Year ended December 31 (thousands of dollars)                     1998    1997      1996
-----------------------------------------------------------------------------------------
Service cost - benefits earned during the period               $ 4,760$  4,474  $  4,429
Plus (less):
 Interest cost on projected benefit       obligation            18,176  17,413    16,935
 Return on plan assets at expected long-term rate              (21,379)(19,961)  (18,562)
 Amortization of transition obligation                            (658)   (660)     (656)
 Amortization of prior service cost                       417      465     462
 Amortization of net (gain)/loss                                   246     100       510
 Curtailment (gain)/loss                                 (465)       -       -
-----------------------------------------------------------------------------------------
   Benefit cost                                       $ 1,097 $  1,831$  3,118
-----------------------------------------------------------------------------------------
Special termination benefits not included above                $21,670$      -       $      -
-----------------------------------------------------------------------------------------

  The funded status of the plans cannot be presented separately for the Company as the Company participates in the plans with other NEES subsidiaries. The following table sets forth the funded status of the NEES companies' plans at December 31:

---------------------------------------------------------------------------
(millions of dollars)                                                   1998           1997
---------------------------------------------------------------------------
Benefit obligation                                                      $843           $819
Unrecognized prior service costs                                          (6)            (8)
Transition liability not yet recognized (amortized)                       (2)            (4)
Additional minimum liability                                               7              4
---------------------------------------------------------------------------
                                                                         842            811
---------------------------------------------------------------------------
Plan assets at fair value                                                837            834
Transition asset not yet recognized (amortized)                           (6)            (8)
Net (gain)/loss not yet recognized (amortized)                           (92)           (52)
---------------------------------------------------------------------------
                                                                         739            774
---------------------------------------------------------------------------
Accrued pension/(prepaid) payments
 recorded on books                                                      $103           $ 37
---------------------------------------------------------------------------

  The following provides a reconciliation of benefit obligations and plan assets:

-----------------------------------------------------------------------------
(millions of dollars)                                                   1998           1997
-----------------------------------------------------------------------------
Changes in benefit obligation:
Benefit obligation at January 1                                         $819           $807
Service cost                                                              14             15
Interest cost                                                             55             53
Actuarial (gain)/loss                                                     (5)            59
Benefits paid from plan assets                                           (94)           (47)
Special termination benefits                                              64              -
Curtailment                                                              (11)             -
Plan Amendments                                                            1              -
Dispositions (Yankee Atomic)                                               -            (68)
-----------------------------------------------------------------------------
Benefit obligation at December 31                                       $843           $819
-----------------------------------------------------------------------------
Reconciliation of change in plan assets:
Fair value of plan assets at January 1                                                 $834           $812
Actual return on plan assets during year                                                 93            130
Company contributions                                                      4              8
Benefits paid from plan assets                                           (94)           (47)
Dispositions (Yankee Atomic)                                               -            (69)
-----------------------------------------------------------------------------
Fair value of plan assets at December 31                                               $837           $834
-----------------------------------------------------------------------------

Year ended December 31           1999       1998       1997       1996
----------------------------------------------------------------------
Assumptions used to determine pension cost:
    Discount rate                6.75%      6.75%      7.25%      7.25%
    Average rate of increase in
      future compensation level  4.13%      4.13%      4.13%      4.13%
    Expected long-term rate of
      return on assets           8.50%      8.50%      8.50%      8.50%

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

  The Company's total cost of PBOPs for 1998, 1997, and 1996 included the following components:

-----------------------------------------------------------------------------------------
Year ended December 31 (thousands of dollars)                     1998    1997      1996
-----------------------------------------------------------------------------------------
Service cost - benefits earned during the period              $  2,202$  2,164  $  2,232
Plus (less):
 Interest cost on projected benefit       obligation             9,258   9,486     9,661
 Return on plan assets at expected long-term rate               (7,963) (6,871)   (5,455)
 Amortization of transition obligation                           7,186   7,300     7,300
 Amortization of prior service cost                        30       30      30
 Amortization of net (gain)/loss                                (3,103) (2,865)   (2,063)
 Curtailment (gain)/loss                                4,909        -       -
-----------------------------------------------------------------------------------------
   Benefit cost                                      $ 12,519 $  9,244$ 11,705
-----------------------------------------------------------------------------------------
Special termination benefits not included above               $  1,982$      -       $      -
-----------------------------------------------------------------------------------------

    The following table sets forth the Company's benefits earned and the plans' funded status:

-----------------------------------------------------------------------------
At December 31 (millions of dollars)                                              1998           1997
-----------------------------------------------------------------------------
Benefit obligation                                                                $149          $ 136
Unrecognized prior service costs                                                     -              -
Transition liability not yet recognized (amortized)                                (98)          (109)
-----------------------------------------------------------------------------
                                                                                    51             27
-----------------------------------------------------------------------------
Plan assets at fair value                                                          106             98
Net (gain)/loss not yet recognized (amortized)                                     (58)           (60)
-----------------------------------------------------------------------------
                                                                                    48             38
-----------------------------------------------------------------------------
Accrued pension/(prepaid) payments recorded on books               $  3          $ (11)
-----------------------------------------------------------------------------

  The following provides a reconciliation of benefit obligations and plan assets:

-----------------------------------------------------------------------------
(millions of dollars)                                                   1998           1997
-----------------------------------------------------------------------------
Changes in benefit obligation:
Benefit obligation at January 1                                         $136           $144
Service cost                                                               2              2
Interest cost                                                              9              9
Actuarial (gain)/loss                                                      2            (14)
Benefits paid from plan assets                                            (6)            (5)
Special termination benefits                                               2              -
Curtailment                                                                4              -
-----------------------------------------------------------------------------
Benefit obligation at December 31                                       $149           $136
-----------------------------------------------------------------------------
Reconciliation of change in plan assets:
Fair value of plan assets at January 1                                                 $ 98           $ 82
Actual return on plan assets during year                                                 14             16
Company contributions                                                      -              5
Benefits paid from plan assets                                            (6)            (5)
-----------------------------------------------------------------------------
Fair value of plan assets at December 31                                               $106           $ 98
-----------------------------------------------------------------------------

Year ended December 31           1999       1998       1997       1996
----------------------------------------------------------------------
Assumptions used to determine postretirement benefit cost:
    Discount rate                6.75%      6.75%      7.25%      7.25%
    Expected long-term rate of
      return on assets           8.25%      8.25%      8.25%      8.25%
    Health care cost rate -
      1996 to 1999               5.25%      5.25%      8.00%      8.00%
    Health care cost rate -
      2000 to 2004               5.25%      5.25%      6.25%      6.25%
    Health care cost rate -
      2005 and beyond            5.25%      5.25%      5.25%      5.25%

    The plans' funded status at December 31, 1998 and 1997 were calculated using the assumed rates in effect for 1999 and 1998, respectively.

    The assumptions used in the health care cost trends have a significant effect on the amounts reported. A one percentage point change in the assumed rates would increase the accumulated postretirement benefit obligation (APBO) as of December 31, 1998 by approximately $18 million or decrease the APBO by approximately $16 million, and change the net periodic cost for 1998 by approximately $2 million.

    The Company generally funds the annual tax-deductible contributions. Plan assets are invested in equity and debt securities and cash equivalents.

3. Early Retirement and Special Severance Programs:

  In 1998, the Company offered a voluntary early retirement program to all employees who were at least 55 years old with 10 years of service. This program was part of an organizational review with the goal of streamlining operations and reducing the work force to reflect the sale of the nonnuclear generating business. The early retirement offer was accepted by 292 employees. A special severance program was also utilized in 1998 for employees affected by the organizational restructuring, but who were not eligible for, or did not accept, the early retirement offer. The cost of these programs is being reimbursed by NEP.

Note F - Income Taxes

  The Company and other subsidiaries participate with NEES in filing consolidated federal income tax returns. The Company's income tax provision is calculated on a separate return basis. Federal income tax returns have been examined and reported on by the Internal Revenue Service through 1993.

  Total income taxes in the statements of income are as follows:

Year ended December 31, (In thousands)          1998       1997           1996
-----------------------------------------------------------------------------
Income taxes charged to operations           $36,319    $42,454             $25,186
Income taxes charged (credited)
 to "Other income"                              (870)                (887)             (2,010)
                                             -------    -------             -------
  Total income taxes                         $35,449    $41,567             $23,176
                                             =======    =======             =======

  Total income taxes, as shown above, consist of the following components:

Year ended December 31, (In thousands)          1998       1997                1996
-----------------------------------------------------------------------------
Current income taxes                         $13,169    $41,089             $31,026
Deferred income taxes                         23,366      1,581              (6,732)
Investment tax credits, net                   (1,086)              (1,103)             (1,118)
                                             -------    -------             -------
  Total income taxes                         $35,449    $41,567             $23,176
                                             =======    =======             =======

  Investment tax credits have been deferred and are being amortized over the estimated lives of the property giving rise to the credits.

 Total income taxes, as shown above, consist of federal and state components as follows:

Year ended December 31, (In thousands)          1998       1997                1996
-----------------------------------------------------------------------------
Federal income taxes                         $28,450    $34,053             $18,697
State income taxes                             6,999      7,514               4,479
                                             -------    -------             -------
  Total income taxes                         $35,449    $41,567             $23,176
                                             =======    =======             =======

 Consistent with rate-making policies of the Massachusetts
Department of Telecommunications and Energy, the Company has adopted comprehensive interperiod tax allocation (normalization) for temporary book/tax differences.

 Total income taxes differ from the amounts computed by applying the federal statutory tax rates to income before taxes. The reasons for the differences are as follows:

Year ended December 31, (In thousands)          1998       1997                1996
-----------------------------------------------------------------------------
Computed tax at statutory rate               $30,042    $37,564             $21,386
Increases (reductions) in tax resulting from:
 Amortization of investment tax credits       (1,086)              (1,103)             (1,118)
 State income taxes, net of federal
  income tax benefit                           4,549      4,884               2,911
 All other differences                         1,944        222                  (3)
                                             -------    -------             -------
   Total income taxes                        $35,449    $41,567             $23,176
                                             =======    =======             =======

 The following table identifies the major components of total deferred income taxes:

At December 31, (In millions)                   1998       1997
-----------------------------------------------------------------
Deferred tax asset:
 Plant related                                 $   9      $   9
 Investment tax credits                            6          6
 All other                                        35         57
                                               -----      -----
                                                  50         72
                                               -----      -----
Deferred tax liability:
 Plant related                                  (231)           (223)
 All other                                       (20)            (28)
                                               -----      -----
                                                (251)           (251)
                                               -----      -----
  Net deferred tax liability                   $(201)          $(179)
                                               =====      =====

Note G - Short-term Borrowings and Other Accrued Expenses

   At December 31, 1998, the Company had $81 million of short-term debt outstanding representing borrowings from affiliates. NEES and certain subsidiaries, including the Company, with regulatory approval, operate a money pool to more effectively utilize cash resources and to reduce outside short-term borrowings. Short-term borrowing needs are met first by available funds of the money pool participants. Borrowing companies pay interest at a rate designed to approximate the cost of outside short-term borrowings. Companies which invest in the pool share the interest earned on a basis proportionate to their average monthly investment in the money pool. Funds may be withdrawn from or repaid to the pool at any time without prior notice.

   At December 31, 1998, the Company had lines of credit with banks totaling $55 million which are available to provide liquidity support for commercial paper borrowings and other corporate purposes. There were no borrowings under these lines of credit at December 31, 1998. Fees are paid in lieu of compensating balances on most lines of credit.

   The components of other accrued expenses are as follows:

---------------------------------------------------------------------------
At December 31, (In thousands)                            1998           1997
---------------------------------------------------------------------------
Rate adjustment mechanisms                             $28,333        $ 4,227
Accrued wages and benefits                               9,972         15,244
Other                                                    2,321          2,610
                                                       -------        -------
                                                       $40,626        $22,081
                                                       =======        =======

Note H - Cumulative Preferred Stock

   A summary of cumulative preferred stock at December 31, 1998 and 1997 is as follows (in thousands except for share data):

                           Shares                                             Dividends            Call
                      Outstanding                       Amount   Declared     Price
-----------------------------------------------------------------------------------
                     1998    1997    1998   1997    1998    1997
-----------------------------------------------------------------------------------
$25 par value -
 6.84% Series           - 192,161 $    - $ 4,804    $246  $  931
$100 par value -
 4.44% Series      27,615  27,815   2,761  2,782     124     305     $104.068
 4.76% Series      25,130  27,530   2,513  2,753     125     326     $103.730
 6.99% Series      54,000  54,000   5,400  5,400     378   1,259          (a)
-----------------------------------------------------------------------------------
   Total          106,745 301,506 $10,674$15,739    $873  $2,821
===================================================================================

(a) Callable on or after August 1, 2003 at $103.50.

   The annual dividend requirement for total cumulative preferred stock was $620,000 and $961,000 at the end of the 1998 and 1997, respectively.

   There are no mandatory redemption provisions on the Company's cumulative preferred stock.

  In 1998, the Company repurchased or redeemed preferred stock with an aggregate par value of $5.1 million. Total premiums paid of $0.2 million in connection with the preferred stock repurchase and redemption were charged to retained earnings.

Note I - Long-term Debt

 A summary of long-term debt is as follows:

At December 31, (In thousands)
---------------------------------------------------------------------------
Series               Rate %                   Maturity                         1998                          1997
===========================================================================
First Mortgage Bonds:
U(95-3)               7.800                        February 13, 1998        $     -            $  5,000
U(95-4)               7.790                        February 16, 1998              -               5,000
R(92-1)               7.240                        December 30, 1998              -              10,000
S(92-3)               6.630                        August 12, 1999            7,500               7,500
S(92-4)               6.600                        August 12, 1999            7,500               7,500
U(95-5)               7.930                        February 14, 2000          6,000               6,000
S(92-2)               6.980                        July 17, 2000              5,000               5,000
S(92-9)               6.310                        September 15, 2000        10,000              10,000
R(92-6)               7.710                        July 1, 2002              10,000              10,000
S(92-11)              7.250                        October 28, 2002           5,000               5,000
S(92-12)              7.340                        November 25, 2002         10,000              10,000
T(93-2)               7.090                        January 27, 2003          20,000              20,000
T(93-5)               6.400                        June 24, 2003             10,000              10,000
U(93-1)               6.240                        November 17, 2003          5,000               5,000
U(94-6)               8.520                        November 30, 2004         10,000              10,000
U(95-1)               8.450                        January 10, 2005          10,000              10,000
U(95-2)               8.220                        January 24, 2005          10,000              10,000
U(95-7)               7.920                        March 3, 2005              9,000               9,000
V(95-1)               6.720                        June 23, 2005             10,000              10,000
V(96-1)               6.780                        November 20, 2006         20,000              20,000
T(93-7)               6.660                        June 23, 2008              5,000               5,000
T(93-8)               6.660                        June 30, 2008              5,000               5,000
T(93-10)              6.110                        September 8, 2008         10,000              10,000
T(93-11)              6.375                        November 17, 2008         10,000              10,000
V(98-3)               5.720                        November 24, 2008         25,000                   -
R(92-3)               8.550                        February 7, 2022           5,000               5,000
S(92-5)               8.180                        August 1, 2022            10,000              10,000
S(92-10)              8.400                        October 26, 2022           5,000               5,000
T(93-1)               8.150                        January 20, 2023               -              10,000
T(93-3)               7.980                        January 27, 2023               -              10,000
T(93-4)               7.690                        February 24, 2023         10,000              10,000
T(93-6)               7.500                        June 23, 2023              3,000               3,000
T(93-9)               7.500                        June 29, 2023              7,000               7,000
U(93-2)               7.200                        November 15, 2023         10,000              10,000
U(93-3)               7.150                        November 24, 2023          1,000               1,000
U(94-1)               7.050                        February 2, 2024          10,000              10,000
U(94-2)               8.080                        May 2, 2024                5,000               5,000
U(94-3)               8.030                        June 14, 2024              5,000               5,000
U(94-4)               8.160                        August 9, 2024             5,000               5,000
U(94-5)               8.850                        November 7, 2024           1,000               1,000
U(95-6)               8.460                        February 28, 2025          3,000               3,000
V(95-2)               7.630                        June 27, 2025             10,000              10,000
V(95-3)               7.600                        September 12, 2025        10,000              10,000
V(95-4)               7.630                        September 12, 2025        10,000              10,000
V(97-1)               7.390                        October 1, 2027           15,000              15,000
V(98-1)               6.910                        January 12, 2028          20,000                   -
V(98-2)               6.940                        January 12, 2028           5,000                   -
Unamortized discounts                                  (1,671)               (1,613)
                                                               --------    --------
Total long-term debt                                           $368,329    $358,387
                                                               ========    ========
Long-term debt due in one year                         15,000                20,000
                                                               --------    --------
                                                               $353,329    $338,387
                                                               ========    ========

   Substantially all of the properties and franchises of the Company are subject to the lien of mortgage indentures under which the first mortgage bonds have been issued.

   The Company will make cash payments of $15,000,000 in 1999, $21,000,000 in 2000, $25,000,000 in 2002, $35,000,000 in 2003 and
$274,000,000 thereafter, to retire maturing mortgage bonds.

   At December 31, 1998, the Company's long-term debt had a carrying value of approximately $370,000,000 and had a fair value of approximately $403,000,000. The fair market value of the Company's long-term debt was estimated based on the quoted prices for similar issues or on the current rates offered to the Company for debt of the same remaining maturity.

Note J - Restrictions on Retained Earnings Available for
         Dividends on Common Stock

   As long as any preferred stock is outstanding, certain restrictions on payment of dividends on common stock would come into effect if the "junior stock equity" was, or by reason of payment of such dividends became, less than 25 percent of "Total capitalization." However, the junior stock equity at December 31, 1998 was 57 percent of total capitalization, and accordingly, none of the Company's retained earnings at December 31, 1998 were restricted as to dividends on common stock under the foregoing provisions.

   Under restrictions contained in the indentures relating to first mortgage bonds, $20,113,000 of the Company's retained earnings at December 31, 1998 were restricted as to dividends on common stock.

Note K - Supplementary Income Statement Information

   Advertising expenses, expenditures for research and development, and rents were not material and there were no royalties paid in 1998, 1997, or 1996. Taxes, other than income taxes, charged to operating expenses are set forth by classes as follows:

Year ended December 31, (In thousands)                    1998                                1997                          1996
----------------------------------------------------------------------------
Municipal property taxes                               $30,561                             $23,796                       $23,304
Federal and state payroll
 and other taxes                                               7,422                         7,347                         7,255
                                                             -------                       -------                       -------
                                                             $37,983                       $31,143                       $30,559
                                                             =======                       =======                       =======

   New England Power Service Company, an affiliated service company operating pursuant to the provisions of Section 13 of the 1935 Act, furnished services to the Company at the cost of such services. These costs amounted to $88,630,000, $73,145,000, and $67,756,000, including capitalized construction costs of $8,909,000, $7,907,000, and $9,330,000 for each of the years
1998, 1997, and 1996, respectively.

Selected Financial Information
Year ended December 31, (In millions)       1998           1997           1996           1995           1994
-----------------------------------------------------------------------------------
Operating revenue                         $1,490         $1,624         $1,539              $1,506              $1,482
Net income                                $   50         $   66         $   38              $   29              $   35
Total assets                              $1,455         $1,408         $1,390              $1,343              $1,296
Capitalization:
 Common equity                            $  508         $  500         $  427              $  412              $  384
 Cumulative preferred stock                   11             16             50                  50                  50
 Long-term debt                              353            339            343                 353                 266
                                          ------         ------         ------              ------              ------
Total capitalization                      $  872         $  855         $  820              $  815              $  700
Preferred dividends declared              $    1         $    3         $    3              $    3              $    3
Common dividends declared                 $   42         $   24         $   19              $   13              $   30

Selected Quarterly Financial Information (Unaudited)
---------------------------------------------------------------------------
                                First              Second      Third             Fourth
(In thousands)                Quarter             Quarter    Quarter            Quarter
===========================================================================
1998
Operating revenue            $396,714            $361,889   $380,409           $351,405
Operating income             $ 22,843            $ 18,488   $ 20,350           $ 25,963
Net income                   $ 11,811            $  9,612   $ 11,920           $ 17,043

1997
Operating revenue            $405,518            $369,542   $404,990           $444,035
Operating income             $ 24,241            $ 19,697   $ 17,621           $ 40,132
Net income                   $ 13,636            $ 10,353   $  8,041              $ 33,728              *

* See "Overview of Financial Results" and "Operating Revenue" sections of Financial Review for a discussion of factors contributing to the fourth quarter increase in net income.

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