Form 10-K405, Exhibit 13
period 1998-12-31
NEW ENGLAND ELECTRIC SYSTEM; MASSACHUSETTS ELECTRIC CO; NARRAGANSETT ELECTRIC CO; NEW ENGLAND POWER CO
filed 1999-03-31
CIK 71297, 63073, 69659, 71337

Annual Report 1998
The Narragansett Electric Company

A Subsidiary of
New England Electric System


























                                   [LOGO] Narragansett Electric
                                   A NEES Company

The Narragansett Electric Company
280 Melrose Street
Providence, Rhode Island 02901

Directors
(As of January 1, 1999)

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

Michael E. Jesanis
Vice President of the Company and of certain affiliates, and Senior Vice President and Chief Financial Officer of New England
Electric System

Richard Nadeau
Vice President of the Company

Michael F. Ryan
Vice President of the Company

Peter T. Zschokke
Vice President of the Company

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

The Narragansett Electric Company

  The Narragansett Electric Company (the Company) is a wholly owned subsidiary of New England Electric System (NEES) operating in Rhode Island. The Company's business is the distribution of electricity at retail. Electric service is provided to approximately 335,000 customers in 27 cities and towns having a population of approximately 725,000 (1990 Census). The Company's service area, which includes urban, suburban, and rural areas, covers approximately 80 percent of Rhode Island, and includes the cities of Providence, East Providence, Cranston, and Warwick.
The diversified economy of the Company's service area produces fabricated metal products, electrical and industrial machinery, transportation equipment, textiles, silverware, and chemical products. In addition, a broad range of professional, banking, medical, and educational institutions is served. As described in the "Industry Restructuring" section of Financial Review, all customers gained the right to choose their power supplier effective January 1, 1998.

  The properties of the Company include an integrated system of transmission and distribution lines and substations.

  In September 1998, NEES completed the divestiture of substantially all of its nonnuclear generating business, including the Company's 10 percent share of the Manchester Street generating station. For further information on industry restructuring and the divestiture of NEES' nonnuclear generating business, refer to the "Industry Restructuring" section of Financial Review.

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

Report of Independent Accountants

The Narragansett Electric Company, Providence, Rhode Island:

  In our opinion, the accompanying balance sheets and the related statements of income, of retained earnings, and of cash flows present fairly, in all material respects, the financial position of The Narragansett Electric Company (the Company), a wholly owned subsidiary of New England Electric System, at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




Boston, Massachusetts          PricewaterhouseCoopers LLP
February 23, 1999

The Narragansett Electric Company
Financial Review

  Merger Agreement with The National Grid Group plc

  On December 11, 1998, New England Electric System (NEES), The National Grid Group plc (National Grid), and NGG Holdings LLC (Holdings), a directly and indirectly wholly owned subsidiary of National Grid, entered into an Agreement and Plan of Merger (Merger Agreement). Pursuant to the Merger Agreement, Holdings will merge with and into NEES (the Merger), with NEES becoming a wholly owned subsidiary of National Grid. The Narragansett Electric Company (the Company) will remain a wholly owned subsidiary of NEES.

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

  Industry Restructuring

  Pursuant to legislation enacted in Rhode Island and settlement agreements approved by state and federal regulators, all customers were provided the right to purchase electricity from the power supplier of their choice effective January 1, 1998. Customers who do not choose a power supplier are able, for a period of time, to continue to purchase their electricity from the Company at a transition rate ("standard offer generation service") which, when combined with delivery charges, results in a total rate reduction of 8 percent compared with the rates that had been in effect prior to the introduction of customer choice. Pursuant to the Rhode Island statute, the total rate for customers who do not choose a power supplier is capped through 2009 at a level equal to the 1996 rate adjusted upward for 80 percent of inflation and for other factors beyond the control of the Company.

  On September 1, 1998, the Company and New England Power
Company (NEP) (collectively, the Sellers) completed the sale of substantially all of their nonnuclear generating business, all of which had a book value of approximately $1.1 billion, to USGen New England Inc. (USGen), an indirect wholly owned subsidiary of PG&E Corporation. Included in the sale was the Company's 10 percent share of Manchester Street Station. The Sellers received $1.59 billion for the sale, of which the Company received approximately $40 million equal to the net book value of its assets included in the sale. Effective September 1, 1998, USGen and TransCanada Power Marketing, Ltd. (TCPM) became the Company's principal suppliers for meeting standard offer generation service obligations. However, NEP remained obligated for standard offer service for new customer load in Rhode Island.

  The Rhode Island Settlement also provides that the costs of NEP's generating investments and related contractual commitments that were not recovered from the divestiture of those investments ("stranded costs") (the Company's share is 22 percent) are to be recovered from distribution customers through contract termination charges (CTC), which will be collected by the Company. Under the Rhode Island Settlement, the recovery of NEP's stranded costs is divided into several categories. Unrecovered costs associated with generating plants (nuclear and nonnuclear) and most regulatory assets will be fully recovered through the CTC by the end of 2000 and would earn a return on equity of 11 percent. NEP's obligation relating to the above-market cost of purchased power contracts and nuclear decommissioning costs are recovered through the CTC over a longer period of time, as such costs are actually incurred. NEP's CTC rate was originally set at
2.8 cents per kilowatthour (kWh), and subsequently reduced to approximately 1.5 cents or less per kWh upon completion of the sale of NEP's nonnuclear generating business as described above.

  Accounting Implications

  Historically, electric utility rates have been based on a utility's costs. As a result, electric utilities are subject to certain accounting standards that are not applicable to other business enterprises in general. Statement of Financial Accounting Standards No. 71, Accounting for the Effects of Certain Types of Regulation (FAS 71), requires regulated entities, in appropriate circumstances, to establish regulatory assets, and thereby defer the income statement impact of these charges because they are expected to be included in future customer charges. At December 31, 1998, the Company had approximately $16 million in net regulatory assets.

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

  Impact of Restructuring on Distribution Business

  Under the Rhode Island statute, the Company increased distribution rates by approximately $7 million and $11 million in 1998 and 1997, respectively. The statute does not limit
Narragansett Electric's ability to seek approval from state regulators to increase rates in the future.

  Overview of Financial Results

  Net income in 1998 and 1997 increased $4 million and $5 million, respectively, from the prior year. Both increases were primarily due to the previously mentioned distribution rate increases which went into effect in January of each year and increases in kWh deliveries. The increase in 1998 earnings was partially offset by an underrecovery of transmission wheeling costs of approximately $4 million.

  Operating Revenue

  Operating revenue decreased $44 million in 1998 compared with 1997, reflecting lower purchased power related rates pursuant to Rhode Island legislation, a change in true-up mechanisms and a decrease in postretirement benefits other than pensions (PBOPs). Rates were reduced by 8 percent effective January 1998. The revenues that the Company is billing related to purchased power costs both prior to and subsequent to the September 1 sale are subject to fully reconciling true-up mechanisms, as are CTC charges from NEP. However, transmission wheeling costs are not subject to a true-up mechanism until 1999, and the Company incurred an underrecovery of such costs in 1998. The decrease in PBOPs is due to lower costs being incurred as well as refunds made by the Company in January 1998 of past overrecoveries of PBOP costs, for which reserves had previously been established. The decrease in 1998 operating revenue was partially offset by the $7 million distribution rate increase mentioned above and a
2.9 percent increase in kWh deliveries. The increase in kWh deliveries reflects a strong economy. For the year as a whole, weather had a negative impact on 1998 deliveries when compared to 1997.

  Operating revenue increased $17 million in 1997 compared with 1996, reflecting an $11 million increase in base rates effective January 1, 1997, increased fuel recovery (see 1997 fuel costs discussion in the "Operating Expenses" section), and a 1.3 percent increase in kWh deliveries.

  The Company received approval from the Rhode Island Public Utilities Commission (RIPUC) to recover demand-side management
(DSM) program expenditures in rates on a current basis through 1998. These expenditures were $11 million, $10 million, and $10 million in 1998, 1997, and 1996, respectively. The Company has also received approval from the RIPUC to recover its 1999 DSM program expenditures. Since 1990, the Company has been allowed to earn incentives based on the results of its DSM programs and has recorded before-tax incentives of $0.3 million, $0.3 million, and $0.2 million in 1998, 1997, and 1996, respectively.

  Operating Expenses

  Operating expenses for 1998 decreased $47 million compared with 1997 primarily due to reduced purchased electric energy expenses, partially offset by increased operation and maintenance costs. The decrease in purchased electric energy is principally due to reduced rates billed to the Company by suppliers. Historically, the Company purchased all of its electrical requirements from NEP under the provisions of an all-requirements contract at NEP's standard resale rate. Effective January 1, 1998, the contract was amended, terminating the all-requirements provision of the contract. The Company's customers also gained the right to choose their power supplier. NEP continued to supply power to the Company, at lower rates, for customers that continued to take power from the Company, until September 1, 1998, when USGen and TCPM became the Company's principal wholesale power suppliers. This decrease in purchased electric energy was partially offset by a reduction in the level of reimbursements received from NEP for costs associated with the Company's 10 percent ownership of the Manchester Street generating station as a result of the sale of this facility in September 1998. All of the output of this generating unit had been previously supplied to NEP.

  The increase in other operation and maintenance expenses in 1998 is primarily due to increased transmission costs of approximately $23 million which, as of January 1, 1998 are billed separately and recorded as operation and maintenance expense instead of as a component of purchased power expense. The Company also experienced increased costs associated with year 2000 (Y2K) computer readiness. The increases were partially offset by decreased charges related to postretirement benefits other than pensions and the effect of workforce reductions during the year.

  Operating expenses for 1997 increased $13 million compared with 1996 primarily due to increased purchased electric energy expenses and increased other operation and maintenance expenses. The increase in purchased electric energy expenses was due to increased replacement power fuel costs due to reduced generation from NEP's partially owned nuclear units and reduced reimbursements received from NEP for dismantlement costs associated with the previously retired South Street generating facility. These replacement power costs were passed on to the Company through NEP's fuel clause. The increase in other operation and maintenance expenses was primarily due to increased customer accounts expenses, transmission and distribution system related expenses, and increased general and administrative expenses.

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

  Interregional and regional contingency plans are being formulated that address emergency scenarios due to the interconnection of utility systems throughout the United States. At a regional level, the NEES companies are participating and cooperating with NEPOOL and the Independent System Operator of the NEPOOL area (ISO New England). Overall regional activities, including those of NEPOOL and ISO New England, will be coordinated by the Northeast Power Coordinating Council, whose activities will be incorporated into the interregional coordinating effort by NERC. The target for the completion of this planning process is mid-1999. The NEES companies have noted that the Y2K coordination efforts by ISO New England began in May 1998, resulting in a demanding and difficult schedule to attain regional and interregional target dates.

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

                                         Fixed Long-Term
                                         ---------------
Weighted Average Rates                       7.67%


Maturities                      (millions of dollars)

1999                                             $  8
2000                                               15
2001                                                -
2002                                               15
2003                                               18
Cumulative thereafter                             122
                                                 ----
Total                                            $178
                                                 ----
Fair Value                                       $195
                                                 ----

  Utility Plant Expenditures and Financing

  Cash expenditures for utility plant totaled $22 million in 1998. The funds necessary for utility plant expenditures during 1998 were primarily provided by increased short-term debt and proceeds from the sale of the nonnuclear generating business.

  Cash expenditures for utility plant for 1999 are estimated to be approximately $25 million. Internally generated funds are expected to fully meet capital expenditure requirements in 1999.

  In 1998, the Company retired $12 million of long-term debt.

  In 1998, the Company repurchased preferred stock with an aggregate par value of $5.6 million. Total premiums paid of $1.2 million in connection with the preferred stock redemption were charged to retained earnings.

  At December 31, 1998, the Company had $27 million of short-term debt outstanding representing borrowings from affiliates. The Company's ability to issue short-term debt is limited by the need to obtain regulatory approval from the SEC under the 1935 Act. Approval has been granted for up to $100 million. As of December 31, 1998, the Company had lines of credit with banks totaling $41 million. There were no borrowings under these lines of credit at December 31, 1998.

The Narragansett Electric Company
Statements of Income

Year ended December 31, (In thousands)                    1998                      1997                          1996
-----------------------------------------------------------------------------
Operating revenue                                $475,654                       $520,038                      $503,585
                                                 --------                       --------                      --------
Operating expenses:
  Fuel for generation and purchased
   electric energy (Note A):
    Contract termination charges from New
     England Power Company, an affiliate               117,756                         -                             -
    Other                                         122,351                        309,430                       297,060
  Other operation                                  95,792                         74,375                        71,625
  Maintenance                                      11,997                         12,447                        13,009
  Depreciation                                     22,759                         22,957                        27,899
  Taxes, other than federal income taxes                38,915                    39,366                        38,530
  Federal income taxes                             16,177                         14,247                        11,951
                                                 --------                       --------                      --------
      Total operating expenses                    425,747                        472,822                       460,074
                                                 --------                       --------                      --------
Operating income                                   49,907                         47,216                        43,511
                                                 --------                       --------                      --------
Other income:
  Other income (expense), net                         801                           (750)                         (732)
                                                 --------                       --------                      --------
      Operating and other income                   50,708                         46,466                        42,779
                                                 --------                       --------                      --------
Interest:
  Interest on long-term debt                       14,925                         16,179                        17,205
  Other interest                                    3,615                          2,475                         2,883
  Allowance for borrowed funds used
   during construction   credit                       (85)                          (120)                         (263)
                                                 --------                       --------                      --------
      Total interest                               18,455                         18,534                        19,825
                                                 --------                       --------                      --------
Net income                                       $ 32,253                       $ 27,932                      $ 22,954
                                                 ========                       ========                      ========

Statements of Retained Earnings

Year ended December 31, (In thousands)                    1998                      1997                          1996
-----------------------------------------------------------------------------
Retained earnings at beginning of year                $129,567                  $119,978                      $108,227
Net income                                         32,253                         27,932                        22,954
Dividends declared on cumulative
 preferred stock                                     (567)                        (1,955)                       (2,143)
Dividends declared on common stock,
 $65.00, $13.00, and $8.00 per share,
 respectively                               (73,612)              (14,722)             (9,060)
Premium on redemption of preferred stock     (1,176)               (1,666)                  -
                                           --------   --------   --------
Retained earnings at end of year           $ 86,465   $129,567   $119,978
                                           ========   ========   ========

  The accompanying notes are an integral part of these financial statements.

The Narragansett Electric Company
Balance Sheets

At December 31, (In thousands)                                  1998                          1997
-----------------------------------------------------------------------------
Assets
Utility plant, at original cost                             $732,077                      $760,923
  Less accumulated provisions for depreciation               209,155                       198,551
                                                            --------                      --------
                                                             522,922                       562,372
  Construction work in progress                                2,566                         5,739
                                                            --------                      --------
      Net utility plant                                      525,488                       568,111
                                                            --------                      --------
Current assets:
  Cash                                                         2,957                         3,122
  Accounts receivable:
    From electric energy services                             53,727                        54,109
    Other (including $4,444 and $1,112
     from affiliates)                                          5,575                         2,571
      Less reserves for doubtful accounts                      4,240                         4,707
                                                            --------                      --------
                                                              55,062                        51,973
Unbilled revenues (Note A-3)                                  20,752                        15,997
Fuel, materials, and supplies, at average cost                 3,494                         4,165
Prepaid and other current assets                                 739                        14,202
                                                            --------                      --------
      Total current assets                                    83,004                        89,459
                                                            --------                      --------
Deferred charges and other assets (Note C)                    55,628                        55,285
                                                            --------                      --------
                                                            $664,120                      $712,855
                                                            ========                      ========
Capitalization and Liabilities
Capitalization:
  Common stock, par value $50 per share, authorized
    and outstanding 1,132,487 shares                        $ 56,624                      $ 56,624
  Premium on preferred stock                                      81                            36
  Other paid-in capital                                      105,713                       105,500
  Retained earnings                                           86,465                       129,567
  Unrealized gain on securities, net                             237                           112
                                                            --------                      --------
      Total common equity                                    249,120                       291,839
  Cumulative preferred stock,
    par value $50 per share (Note H)                           7,238                        12,800
  Long-term debt                                             168,702                       183,545
                                                            --------                      --------
      Total capitalization                                   425,060                       488,184
                                                            --------                      --------
Current liabilities:
  Long-term debt due in one year                               8,000                         5,000
  Short-term debt - (including $26,675 and
    $4,425 to affiliates)                                     26,675                        16,350
  Accounts payable (including $1,929 and
    $50,751 to affiliates)                                    28,260                        56,048
  Accrued liabilities:
    Taxes                                                     10,031                         4,314
    Interest                                                   4,553                         4,810
    Other accrued expenses (Note G)                           34,734                        21,519
  Customer deposits                                            6,116                         5,982
  Dividends payable                                            4,058                         3,587
                                                            --------                      --------
      Total current liabilities                              122,427                       117,610
                                                            --------                      --------
Deferred federal income taxes                                 81,045                        82,871
Unamortized investment tax credits                             6,533                         7,023
Other reserves and deferred credits                           29,055                        17,167
Commitments and contingencies (Note D)
                                                            --------                      --------
                                                            $664,120                      $712,855
                                                            ========                      ========

The accompanying notes are an integral part of these financial statements.

The Narragansett Electric Company
Statements of Cash Flows


Year ended December 31, (In thousands)                     1998                          1997                          1996
-----------------------------------------------------------------------------
Operating activities:
Net income                                   $ 32,253            $ 27,932            $ 22,954
Adjustments to reconcile net income to net
 cash provided by operating activities:
 Depreciation                                  22,759              22,957              27,899
 Deferred federal income taxes and
  investment tax credits, net                  (2,701)               (415)              4,177
 Allowance for funds used during construction               (85)                         (120)          (263)
 Decrease (increase) in accounts receivable,
  net and unbilled revenues                    (7,844)                 22              12,082
 Decrease (increase) in fuel, materials, and
  supplies                                        671                 135               1,945
 Decrease (increase) in prepaid and other
  current assets                               13,463               1,717                 (32)
 Increase (decrease) in accounts payable      (27,788)             10,827              (1,026)
 Increase (decrease) in other current
  liabilities                                  18,809               9,484             (10,335)
 Other, net                                    14,666               1,181               8,236
                                             --------            --------            --------
   Net cash provided by
    operating activities                     $ 64,203            $ 73,720            $ 65,637
                                             --------            --------            --------
Investing activities:
Plant expenditures, excluding allowance for
 funds used during construction              $(22,196)           $(30,965)           $(52,574)
Other investing activities                        (35)               (294)               (181)
Proceeds from sale of generating assets        39,724                   -                   -
                                             --------            --------            --------
   Net cash provided by (used in)
    investing activities                     $ 17,493            $(31,259)           $(52,755)
                                             --------            --------            --------
Financing activities:
Capital contributions from parent            $    214            $ 25,500            $      -
Dividends paid on common stock                (73,045)            (13,590)             (7,361)
Dividends paid on preferred stock                (662)             (2,301)             (2,143)
Changes in short-term debt                     10,325              (2,675)             (3,650)
Long-term debt   issues                             -              10,000               2,000
Long-term debt   retirements                  (12,000)            (32,500)             (2,000)
Preferred stock - retirements                  (5,517)            (23,834)                  -
Premium on reacquisition of preferred stock              (1,176)                       (1,666)             -
                                             --------            --------            --------
    Net cash used in financing activities    $(81,861)           $(41,066)           $(13,154)
                                             --------            --------            --------
Net increase (decrease) in cash and
 cash equivalents                            $   (165)           $  1,395            $   (272)
Cash and cash equivalents at
 beginning of year                              3,122               1,727               1,999
                                             --------            --------            --------
Cash and cash equivalents at end of year     $  2,957            $  3,122            $  1,727
                                             ========            ========            ========

Supplementary Information:
Interest paid less amounts capitalized       $ 17,079            $ 17,911            $ 18,620
                                             --------            --------            --------
Federal income taxes paid                    $ 13,180            $ 13,825            $  8,873
                                             ========            ========            ========

 The accompanying notes are an integral part of these financial statements.

The Narragansett Electric Company
Notes to Financial Statements

Note A - Significant Accounting Policies

1. Nature of Operations:

  The Narragansett Electric Company (the Company) is a wholly owned subsidiary of New England Electric System (NEES) operating in Rhode Island. The Company's business is the distribution of electricity at retail. Electric service is provided to approximately 335,000 customers in 27 cities and towns having a population of approximately 725,000 (1990 Census). The Company's service area, which includes urban, suburban, and rural areas, covers approximately 80 percent of Rhode Island. The properties of the Company include an integrated system of transmission and distribution lines and substations. Under an all-requirements contract with its transmission affiliate, New England Power Company (NEP), the Company had previously purchased its electric energy requirements from NEP. The contract with NEP has been amended to terminate the all-requirements provision of the contract and allow NEP to recover its above-market generation commitments through a contract termination charge (CTC), which the Company collects from its customers. See Note C for a discussion of industry restructuring and the Company's and NEP's divestiture of their nonnuclear generating business.

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

4. Allowance for Funds Used During Construction (AFDC):

  The Company capitalizes AFDC as part of construction costs. AFDC represents the composite interest costs of capital funds used to finance that portion of construction costs not yet eligible for inclusion in rate base. AFDC is capitalized in "Utility plant" with offsetting noncash credits to "Interest." This method is in accordance with an established rate-making practice under which a utility is permitted a return on, and the recovery of, prudently incurred capital costs through their ultimate inclusion in rate base and in the provision for depreciation.

5. Depreciation:

  Depreciation is provided annually on a straight-line basis.
The provision for depreciation as a percentage of weighted average transmission and distribution depreciable property was
3.1 percent in each of the years 1998, 1997, and 1996.

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

Note C - Industry Restructuring

  Pursuant to legislation enacted in Rhode Island and settlement agreements approved by state and federal regulators, all customers were provided the right to purchase electricity from the power supplier of their choice effective January 1, 1998. Customers who do not choose a power supplier are able, for a period of time, to continue to purchase their electricity from the Company at a transition rate ("standard offer generation service") which, when combined with delivery charges, results in a total rate reduction of 8 percent compared with the rates that had been in effect prior to the introduction of customer choice. Pursuant to the Rhode Island statute, the total rate for customers who do not choose a power supplier is capped through 2009 at a level equal to the 1996 rate adjusted upward for 80 percent of inflation and for other factors beyond the control of the Company.

  On September 1, 1998, the Company and NEP, (collectively, the Sellers) completed the sale of substantially all of their nonnuclear generating business, all of which had a book value of approximately $1.1 billion, to USGen New England, Inc. (USGen), an indirect wholly owned subsidiary of PG&E Corporation. Included in the sale was the Company's 10 percent share of Manchester Street Station. The Sellers received $1.59 billion for the sale, of which the Company received approximately $40 million equal to the net book value of its assets included in the sale. Effective September 1, 1998, USGen and TransCanada Power Marketing, Ltd. became the Company's principal suppliers for meeting standard offer generation service obligations. However, NEP remained obligated for standard offer service for new customer load in Rhode Island.

  The Rhode Island Settlement also provides that the costs of NEP's generating investments and related contractual commitments that were not recovered from the divestiture of those investments ("stranded costs") (the Company's share is 22 percent) are to be recovered from distribution customers through CTCs, which will be collected by the Company. Under the Rhode Island Settlement, the recovery of NEP's stranded costs is divided into several categories. Unrecovered costs associated with generating plants (nuclear and nonnuclear) and most regulatory assets will be fully recovered through the CTC by the end of 2000 and would earn a return on equity of 11 percent. NEP's obligation relating to the above-market cost of purchased power contracts and nuclear decommissioning costs are recovered through the CTC over a longer period of time, as such costs are actually incurred. NEP's CTC rate was originally set at 2.8 cents per kilowatthour (kWh), and subsequently reduced to approximately 1.5 cents or less per kWh upon completion of the sale of NEP's nonnuclear generating business as described above.

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

The components of regulatory assets are as follows:

At December 31, (In thousands)                                                      1998                          1997
------------------------------------------------------------------------------
Regulatory assets (liabilities) included
 in current assets and liabilities:
 Rate adjustment mechanisms                            $(29,144)      $ (9,794)
                                                       --------       --------
Regulatory assets (liabilities) included
 in deferred charges and other reserves
 and deferred credits:
 Deferred FAS No. 109 costs                              31,430         31,291
 Unamortized losses on reacquired debt                   10,963         12,438
 Storm fund                                              (4,477)        (3,586)
 Other                                                    7,331          5,225
                                                       --------       --------
                                                         45,247         45,368
                                                       --------       --------
                                                       $ 16,103       $ 35,574
                                                       ========       ========

Note D - Commitments and Contingencies

1. Plant expenditures:

 The Company's utility plant expenditures are estimated to be $25 million in 1999. At December 31, 1998, substantial commitments had been made relative to future planned expenditures.

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

Net pension cost for 1998, 1997, and 1996 included the following components:
-----------------------------------------------------------------------------------------
Year ended December 31 (thousands of dollars)                     1998    1997      1996
-----------------------------------------------------------------------------------------
Service cost - benefits earned during the period              $  2,020$  2,092   $ 2,007
Plus (less):
 Interest cost on projected benefit       obligation             9,135   9,027     8,954
 Return on plan assets at expected long-term rate              (10,688)(10,311)   (9,787)
 Amortization of transition obligation                            (345)   (351)     (355)
 Amortization of prior service cost                       217      245     249
 Amortization of net (gain)/loss                                   124      56       271
 Curtailment (gain)/loss                                 (860)       -       -
-----------------------------------------------------------------------------------------
   Benefit cost                                      $   (397)$    758 $ 1,339
-----------------------------------------------------------------------------------------
Special termination benefits not included above               $ 10,146$      -        $     -
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

  The Company's total cost of PBOPs for 1998, 1997, and 1996 included the following components:

-----------------------------------------------------------------------------------------
Year ended December 31 (thousands of dollars)                     1998    1997      1996
-----------------------------------------------------------------------------------------
Service cost - benefits earned during the period               $   962 $   990   $ 1,030
Plus (less):
 Interest cost on projected benefit       obligation             4,701   4,843     5,034
 Return on plan assets at expected long-term rate               (4,013) (3,513)   (2,803)
 Amortization of transition obligation                           3,696   3,862     3,862
 Amortization of prior service cost                        12       12      12
 Amortization of net (gain)/loss                                (1,697) (1,617)   (1,135)
 Curtailment (gain)/loss                                7,075        -       -
-----------------------------------------------------------------------------------------
   Benefit cost                                       $10,736  $ 4,577 $ 6,000
-----------------------------------------------------------------------------------------
Special termination benefits not included above                $   784 $     -        $     -
-----------------------------------------------------------------------------------------

    The following table sets forth the Company's benefits earned and the plans' funded status:

-----------------------------------------------------------------------------
At December 31 (millions of dollars)                                              1998           1997
-----------------------------------------------------------------------------
Benefit obligation                                                                $ 74           $ 69
Unrecognized prior service costs                                                     -              -
Transition liability not yet recognized (amortized)                                (47)           (58)
-----------------------------------------------------------------------------
                                                                                    27             11
-----------------------------------------------------------------------------
Plan assets at fair value                                                           53             50
Net (gain)/loss not yet recognized (amortized)                                     (32)           (33)
-----------------------------------------------------------------------------
                                                                                    21             17
-----------------------------------------------------------------------------
Accrued pension/(prepaid) payments recorded on books               $  6           $ (6)
-----------------------------------------------------------------------------

  The following provides a reconciliation of benefit obligations and plan assets:

-----------------------------------------------------------------------------
(millions of dollars)                                                   1998           1997
-----------------------------------------------------------------------------
Changes in benefit obligation:
Benefit obligation at January 1                                         $ 69           $ 75
Service cost                                                               1              1
Interest cost                                                              5              5
Actuarial (gain)/loss                                                      2             (9)
Benefits paid from plan assets                                            (4)            (3)
Special termination benefits                                               1              -
Curtailment                                                                -              -
-----------------------------------------------------------------------------
Benefit obligation at December 31                                       $ 74           $ 69
-----------------------------------------------------------------------------
Reconciliation of change in plan assets:
Fair value of plan assets at January 1                                                 $ 50           $ 42
Actual return on plan assets during year                                                  7              8
Company contributions                                                      -              3
Benefits paid from plan assets                                            (4)            (3)
-----------------------------------------------------------------------------
Fair value of plan assets at December 31                                               $ 53           $ 50
-----------------------------------------------------------------------------

Year ended December 31           1999       1998       1997       1996
----------------------------------------------------------------------
Assumptions used to determine postretirement benefit cost:
    Discount rate                6.75%      6.75%      7.25%      7.25%
    Expected long-term rate of
      return on assets           8.25%      8.25%      8.25%      8.25%
    Health care cost rate -
      1996 to 1999               5.25%      5.25%      8.00%      8.00%
    Health care cost rate -
      2000 to 2004               5.25%      5.25%      6.25%      6.25%
    Health care cost rate -
      2005 and beyond            5.25%      5.25%      5.25%      5.25%

    The plans' funded status at December 31, 1998 and 1997 were calculated using the assumed rates in effect for 1999 and 1998, respectively.

    The assumptions used in the health care cost trends have a significant effect on the amounts reported. A one percentage point change in the assumed rates would increase the accumulated postretirement benefit obligation (APBO) as of December 31, 1998 by approximately $9 million or decrease the APBO by approximately $8 million, and change the net periodic cost for 1998 by approximately $1 million.

    The Company generally funds the annual tax-deductible contributions. Plan assets are invested in equity and debt securities and cash equivalents.

3. Early Retirement and Special Severance Programs:

  In 1998, the Company offered a voluntary early retirement program to all employees who were at least 55 years old with 10 years of service. This program was part of an organizational review with the goal of streamlining operations and reducing the work force to reflect the sale of the nonnuclear generating business. The early retirement offer was accepted by 141 employees. A special severance program was also utilized in 1998 for employees affected by the organizational restructuring, but who were not eligible for, or did not accept, the early retirement offer. The cost of these programs is being reimbursed by NEP.

Note F - Income Taxes

  The Company and other subsidiaries participate with NEES in filing consolidated federal income tax returns. The Company's income tax provision is calculated on a separate return basis. Federal income tax returns have been examined and reported on by the Internal Revenue Service through 1993.

  Total federal income taxes consist of the following components:

Year ended December 31, (In thousands)                     1998                          1997                          1996
                                                           ----                          ----                          ----
Income taxes charged (credited)
 to operations:
 Current income taxes                                   $19,530                       $14,648                       $ 7,499
 Deferred income taxes                                   (2,863)                           93                         4,950
 Investment tax credits, net                               (490)                         (494)                         (498)
                                                        -------                       -------                       -------
   Total income taxes charged
    to operations                                        16,177                        14,247                        11,951
                                                        -------                       -------                       -------
Income taxes charged (credited)
 to "Other income":

 Current income taxes                                      (218)                         (464)                         (581)
 Deferred income taxes                                      652                           (14)                         (275)
                                                        -------                       -------                       -------
   Total income taxes charged
    (credited) to "Other income"                            434                          (478)                         (856)
                                                        -------                       -------                       -------
   Total federal income taxes                           $16,611                       $13,769                       $11,095
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

  Total federal income taxes differ from the amounts computed by applying the federal statutory tax rates to income before taxes.

The reasons for the differences are as follows:

Year ended December 31, (In thousands)                     1998                          1997                          1996
----------------------------------------------------------------
Computed tax at statutory rate                          $17,102                       $14,595                       $11,917

Increases (reductions) in tax resulting from:
  Book versus tax depreciation
   not normalized                                           707                           741                           778
  Costs associated with utility
   plant retirements deducted
     for tax purposes                                      (769)                       (1,046)                       (1,341)
  Amortization of investment
   tax credits                                             (490)                         (494)                         (498)
  All other differences                                      61                           (27)                          239
                                                        -------                       -------                       -------
     Total federal income taxes                         $16,611                       $13,769                       $11,095
                                                        =======                       =======                       =======

  The following table identifies the major components of total deferred income taxes:

At December 31, (In millions)                                                       1998                          1997
                                                                                    ----                          ----
Deferred tax asset:
 Plant related                                                                     $   2                         $   2
 Investment tax credits                                                                3                             3
 All other                                                                            17                            13
                                                                                   -----                         -----
                                                                                      22                            18
                                                                                   -----                         -----
Deferred tax liability:
 Plant related                                                                       (75)                          (72)
 All other                                                                           (28)                          (29)
                                                                                   -----                         -----
                                                                                    (103)                         (101)
                                                                                   -----                         -----
  Net deferred tax liability                                                       $ (81)                        $ (83)
                                                                                   =====                         =====

Note G - Short-Term Borrowings and Other Current Liabilities

  At December 31, 1998, the Company had $27 million of short-term debt outstanding representing borrowings from affiliates. NEES and certain subsidiaries, including the Company, with regulatory approval, operate a money pool to more effectively utilize cash resources and to reduce outside short-term borrowings. Short-term borrowing needs are met first by available funds of the money pool participants. Borrowing companies pay interest at a rate designed to approximate the cost of outside short-term borrowings. Companies which invest in the pool share the interest earned on a basis proportionate to their average monthly investment in the money pool. Funds may be withdrawn from or repaid to the pool at any time without prior notice.

  At December 31, 1998, the Company had lines of credit with banks totaling $41 million. There were no borrowings under these lines of credit at December 31, 1998. Fees are paid in lieu of compensating balances on most lines of credit.

  The components of other accrued expenses are as follows:

At December 31, (In thousands)                                       1998                          1997
----------------------------------------------------------------
Rate adjustment mechanisms                                        $30,680                            $12,970
Accrued wages and benefits                                          3,776                              8,050
Other                                                                 278                                499
                                                                  -------                            -------
                                                                  $34,734                            $21,519
                                                                  =======                            =======

Note H - Cumulative Preferred Stock

  A summary of cumulative preferred stock at December 31, 1998 and 1997 is as follows (in thousands of dollars except for share data):

                                Shares                 Dividends               Call
                           Outstanding     Amount       Declared              Price
------------------------------------------------------------------------------
                         1998            1997          1998                    1997                1998           1997
------------------------------------------------------------------------------
$50 Par value
 4.50% Series    49,209    49,730   $2,460  $ 2,487    $111  $  365 $55.000
 4.64% Series    57,057    61,217    2,853    3,061     137     320 $52.125
 6.95% Series    38,500   145,050    1,925    7,252     319   1,270   (a)
------------------------------------------------------------------------------
   Total        144,766   255,997   $7,238  $12,800    $567  $1,955
------------------------------------------------------------------------------

(a) Callable on or after August 1, 2003 at $51.74.

   The annual dividend requirement for total cumulative preferred stock was $377,000 and $758,000 at the end of 1998 and 1997, respectively.

   In 1998, the Company redeemed preferred stock with an aggregate par value of $5.6 million. Total premiums of $1.2 million in connection with the preferred stock redemption were charged to retained earnings.

Note I - Long-term Debt

 A summary of long-term debt is as follows:

At December 31, (In thousands)

Series       Rate %       Maturity                              1998                          1997
----------------------------------------------------------------------------
First Mortgage Bonds:
V(95-1)      7.810        February 16, 1998            $           -                        $5,000
V(94-2)      6.960        May 3, 1999                          2,000                         2,000
V(94-3)      6.910        May 4, 1999                          1,000                         1,000
U(92-6)      6.630        August 12, 1999                      5,000                         5,000
U(92-5)      6.980        July 17, 2000                        5,000                         5,000
U(92-8)      6.340        September 18, 2000                  10,000                        10,000
U(92-4)      7.830        June 17, 2002                       15,000                        15,000
U(93-1)      7.080        January 13, 2003                     7,500                         7,500
U(93-2)      6.560        April 15, 2003                       5,000                         5,000
U(93-4)      6.350        July 1, 2003                         5,000                         5,000
V(94-4)      7.420        June 15, 2004                        5,000                         5,000
V(94-6)      8.330        November 8, 2004                    10,000                        10,000
U(93-3)      6.650        June 30, 2008                        5,000                         5,000
S            9.125        May 1, 2021                         20,200                        22,200
T            8.875        August 1, 2021                      17,000                        22,000
U(93-5)      7.050        September 1, 2023                    5,000                         5,000
U(94-1)      7.050        February 2, 2024                     5,000                         5,000
V(94-1)      8.080        May 2, 2024                          5,000                         5,000
V(94-5)      8.160        August 9, 2024                       5,000                         5,000
V(95-2)      7.750        June 2, 2025                        10,000                        10,000
V(95-3)      7.500        October 10, 2025                     7,000                         7,000
W(95-1)      7.300        November 13, 2025                   16,000                        16,000
W(96-1)      7.240        January 19, 2026                     2,000                         2,000
W(97-1)      7.390        September 30, 2027                   3,000                         3,000
W(97-2)      7.390        October 1, 2027                      7,000                         7,000
Unamortized discounts and premiums                              (998)                       (1,155)
                                                            --------                      --------
Total long-term debt                                        $176,702                      $188,545
                                                            ========                      ========
Long-term debt due in one year                                      8,000                                   5,000
                                                            --------                      --------
                                                            $168,702                      $183,545
                                                            ========                           ========

  Substantially all of the properties and franchises of the Company are subject to the lien of mortgage indentures under which the first mortgage bonds have been issued.

  The Company will make cash payments of $8,000,000 in 1999, $15,000,000 in 2000, $15,000,000 in 2002, $17,500,000 in 2003,
and $121,500,000 thereafter, to retire maturing mortgage bonds.

  At December 31, 1998, the Company's long-term debt had a carrying value of approximately $178,000,000 and had a fair value of approximately $195,000,000. The fair market value of the Company's long-term debt was estimated based on the quoted prices for similar issues or on the current rates offered to the Company for debt of the same remaining maturity.

Note J -  Restrictions on Retained Earnings Available for
          Dividends on Common Stock

  As long as any preferred stock is outstanding, certain restrictions on payment of dividends on common stock would come into effect if the "junior stock equity" was, or by reason of payment of such dividends became, less than 25 percent of "Total capitalization." However, the junior stock equity at December 31, 1998 was 58 percent of total capitalization, and accordingly, none of the Company's retained earnings at December 31, 1998 were restricted as to dividends on common stock under the foregoing provisions.

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

Note L - Supplementary Income Statement Information

  Advertising expenses, expenditures for research and development, and rents were not material and there were no royalties paid in 1998, 1997, or 1996. Taxes, other than federal income taxes, charged to operating expenses are set forth by class as follows:

Year ended December 31,
(In thousands)                                             1998                               1997                          1996
                                                           ----                               ----                          ----
Municipal property taxes                            $19,325                           $18,061                            $16,546
State gross earnings tax                             16,646                            18,676                             18,764
Federal and state payroll
 and other taxes                                      2,944                             2,629                              3,220
                                                    -------                           -------                            -------
                                                    $38,915                           $39,366                            $38,530
                                                    =======                           =======                            =======

  New England Power Service Company, an affiliated service company operating pursuant to the provisions of Section 13 of the 1935 Act, furnished services to the Company at the cost of such services. These costs amounted to $27,968,000, $23,341,000, and $27,336,000, including capitalized construction costs of $1,667,000, $1,946,000, and $6,426,000 for each of the years
1998, 1997, and 1996, respectively.

The Narragansett Electric Company
Selected Financial Information

Year ended December 31,
(In millions)                1998     1997    1996   1995   1994
------------------------------------------------------------------------------
Operating revenue            $476     $520    $504   $499   $482
Net income                   $ 32     $ 28    $ 23   $ 24   $ 15
Total assets                 $664     $713    $707   $700   $647
Capitalization:
 Common equity               $249     $292    $257   $245   $208
 Cumulative preferred stock     7       13      36     36     37
 Long-term debt               169      183     179    211    189
------------------------------------------------------------------------------
Total capitalization         $425     $488    $472   $492   $434
Preferred dividends declared $  1     $  2    $  2   $  2   $  2
Common dividends declared    $ 74     $ 15    $  9   $  5   $  3

Selected Quarterly Financial Information (Unaudited)

                         First       Second    Third     Fourth
(In thousands)           Quarter     Quarter   Quarter   Quarter
-----------------------------------------------------------------------------
1998
Operating revenue        $119,976    $117,295  $128,787  $109,596
Operating income         $ 14,805    $  8,765  $ 14,101  $ 12,236
Net income               $  9,399    $  4,335  $ 11,510  $  7,009

1997
Operating revenue                $131,466     $119,894           $141,980       $126,698
Operating income                 $ 13,403     $  9,819           $ 14,238       $  9,756
Net income                       $  7,693     $  5,085           $  9,862       $  5,292


     Per share data is not relevant because the Company's common stock is wholly owned by New England Electric System.

     A copy of The Narragansett Electric Company's Annual Report on Form 10-K to the Securities and Exchange Commission for the year ended December 31, 1998 will be available on or about April 1, 1999, at no charge by contacting: Merrill IR Edge, 33 Boston Post Road, Suite 270, Marlborough, MA 01752, Telephone: 508-786-1907, Fax: 508-786-1915, E-mail: iredge@merrillcorp.com.